Form 20-F
period 2013-09-30
UMeWorld Ltd
filed 2014-02-12
CIK 1114936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐  Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒  Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: September 30, 2013

OR

☐  Transition Report Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

OR

☐  Shell Company Report Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of event requiring this shell company report____________

For the transition period from __________to __________

Commission File Number: 000-30813

 UMeWorld, Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

31/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, China
(Address of principal executive offices)

Michael Lee, (852) 2824 8716, info@umeworld.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Exchange on Which Registered
Common Stock ($0.0001 par value)	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

(Title of Class)

SEC 1852 (01-12)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities registered or to be registered pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of September 30, 2013 there were 89,036,000 shares outstanding of the issuer’s Common Stock.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

If the report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Security Exchange Act of 1934. YES ☐ NO ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Security Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Security Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the issuer was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer    ☐      Accelerated filer    ☐      Non-accelerated filer    ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

FORM 20-F
For the Year Ended September 30, 2013

INDEX

PRELIMINARY NOTES

PART I

Item 1.	Identity of Directors, Senior Management and Advisers	4
Item 2.	Offer Statistics and Expected Timetable	4
Item 3.	Key Information	4
	Selected Financial Data	4
	Currency Exchange Rate	4
	Capitalization and Indebtedness	4
	Risk Factors	4
Item 4.	Information on the Company	10
	History and Development of the Company	10
	Business Overview	11
	Organization Structure	13
	Property, Plants and Equipment	15
Item 5.	Operating and Financial Review and Prospects	15
Item 6.	Directors, Senior Management and Employees	17
Item 7.	Major Shareholders and Related Party Transactions	20
Item 8.	Financial Information	20
Item 9.	The Offer and Listing	21
Item 10.	Additional Information	21
	Share Capital	21
	Memorandum and Articles of Association	22
	Material Contracts	22
	Exchange Controls	22
	Taxation	23
	Dividend and Paying Agents	24
	Statement by Experts	24
	Document on Display	24
Item 11.	Quantitative and Qualitative Disclosure About Market Risk	24
	Foreign Currency Exchange Rate Sensitivity
	Interest Rate Sensitivity
Item 12.	Description of Securities Other Than Equity Securities	24

PART II

Item 13.	Default, Dividend Arrearages and Delinquencies	25
Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds	25
Item 15.	Controls and Procedures	25
Item 16A.	Audit Committee Financial Experts	26
Item 16B.	Code of Ethics	26
Item 16C.	Principal Accountant Fees and Services	26
Item 16D.	Exemptions from the Listing Standards for Audit Committee	26
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	26

PART III

Item 17.	Reserved	27
Item 18.	Financial Statements	27
Item 19.	Exhibits	28
	Exhibit Index	28
SIGNATURES		29

Pursuant to General Instruction E(b) of Form 20-F, this annual report includes the information specified in Parts I, II and III.

Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company”, “the company” or “our” refers to UMeWorld Limited, its predecessor entities and subsidiaries;
•	“China” or “PRC” refers to People’s Republic of China, and for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;
•	“shares” or “common shares” refers to our common shares, par value US$0.0001 per share;
•
“RMB” or “Renminbi” refers to the legal currency of China, “HK$” refers to the legal currency of Hong Kong and “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and
•	“PRC GAAP” refers to generally accepted accounting principles in the People’s Republic of China.

Our common shares are quoted on OTC Market under the symbol “UMEWF”

FORWARD-LOOKING INFORMAITON

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;
•	our future prospects and market acceptance of our technologies, products and services;
•	our future business development and results of operations;
•	projected revenues, profits, earnings and other estimated financial information;
•	our plans to expand and enhance our products and services;
•	competition in the online video, computer-based testing and educational services markets; and
•	Chinese laws, regulations and policies, including those applicable to the education industry, Internet content providers, Internet content and foreign exchange.

These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3 of this annual report, “Key information — Risk Factors” and elsewhere in this annual report.

 PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.           Selected Financial Data

Not applicable

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

We provide the following cautionary discussion of risks, uncertainties and possible inaccurate assumptions relevant to our business and our products. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us.

Risks Related to Our Digital Media Business

We have a short operating history in a new and unproven market, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We entered the online video business in August 2012 when we acquired UMeLook Holdings Limited. However, UMeLook only have a short operating history in this new and unproven market that may not develop as expected, if at all. This short operating history makes it difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and difficulties we encounter in this rapidly evolving market.

We operate in a highly competitive market and we may not be able to compete successfully against our competitors.

We face significant competition, primarily from those companies that operate online video websites in China, which our management estimates to currently number over one hundred. A large number of independent online video sites, such as Youku.com and Tudou.com, compete against us. In addition, Chinese Internet portals, including Sina.com, Sohu.com and Baidu.com, and some of China’s major TV networks, such as China Central Television, or CCTV, Phoenix Satellite TV and Hunan Satellite TV, which have longer operating histories and more experience in attracting and retaining users and managing customers than we do, have launched their own video businesses. We also face competition from Internet video streaming platforms based on the P2P technology, such as PPS and PPTV. We compete with these companies for users and advertisers. Our competitors may compete with us in a variety of ways, including by conducting brand promotions and other marketing activities and making acquisitions. In addition, certain online video websites may continue to derive their revenues from providing content that infringes third-party copyright and may not monitor their websites for any such infringing content. As a result, we may be placed at a disadvantage to some of these websites that do not incur similar costs as we do with respect to content monitoring. Some of our competitors have a longer operating history and significantly greater financial resources than we do, and in turn may be able to attract and retain more users and advertisers. If any of our competitors achieves greater market acceptance than we do or is able to offer more attractive online video content, our user traffic may decrease and our market share may decrease, which may result in a loss of advertisers and have a material and adverse effect on our business, financial condition and results of operations.

In addition, Internet streaming of content represents only one of many existing and potential new technologies for viewing video. Many users maintain simultaneous relationships with multiple video providers and can easily shift from one provider to another. For example, users may subscribe to cable, buy a DVD, and download a movie from Apple iTunes or other sources, or some combination thereof. New competitors may be able to launch new businesses at a relatively low cost.

We also face competition from other types of advertising media, such as newspapers, magazines, yellow pages, billboards and other forms of outdoor media, television and radio. Most large companies in China allocate, and will likely continue to allocate, most of their marketing budgets to traditional advertising media and only a small portion of their budgets to online marketing and other forms of advertising media. If these companies do not devote a larger portion of their marketing budgets to online marketing services provided by our online video business, or if our existing customers reduce the amount they spend on online marketing, our results of operations and future growth prospects could be adversely affected.

The online video industry in China and user acceptance of our online video content may not grow as quickly as expected, which may adversely affect our revenues and business prospects.

Our business prospects depend on the continuing development of the online video industry in China. As an emerging industry, China’s online video industry has experienced substantial growth in recent years in terms of both users and content. We cannot assure you, however, that the online video industry will continue to grow as rapidly as it has in the past. With the development of technology, new forms of media may emerge and render online video websites less attractive to users. Growth of the online video industry is affected by numerous factors, such as users’ general online video experience, technological innovations, development of Internet and Internet-based services, regulatory changes, especially regulations affecting copyrights, and the macroeconomic environment. If the online video industry in China does not grow as quickly as expected or if we fail to benefit from such growth by successfully implementing our business strategies, our user traffic may decrease and our business and prospects may be adversely affected.

We operate in a rapidly evolving industry. If we fail to keep up with the technological developments and users’ changing requirements, our business, results of operations and prospects may be materially and adversely affected.

The online video industry is rapidly evolving and subject to continuous technological changes and changes in industry standards. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from the technological developments. For example, the development of broadband enabled the enjoyment of high definition videos online. In addition, the number of people accessing the Internet via devices other than personal computers, including mobile phones and other hand-held devices, has increased in recent years. With the introduction of 3G mobile services by all three mobile carriers in China in 2009, we expect this trend to continue. If we do not adapt our products and services to such changes in an effective and timely manner, we may suffer from a decreased user traffic, which may result in a reduced number of advertisers using our online advertising services. Furthermore, changes in technologies may require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. Failure in keeping up with technological development may result in our products and services being less attractive, which in turn, may materially and adversely affect our business, results of operations and prospects.

If we fail to continue to anticipate user preferences and provide products and services to attract and retain users, we may not be able to generate sufficient user traffic to remain competitive.

Our success depends on our ability to generate sufficient user traffic through provision of attractive products and services. To attract and retain users and compete against our competitors, we must continue to offer high-quality content that provides our users with a satisfactory online video experience. To this end, we must continue to produce new in-house content and encourage more UGC, while balancing the value of each type of content to our advertising services. For example, with UGC, users can upload and share their own videos and spend a longer time on our website, and a “community-like” environment enhances users’ loyalty to our website and such network effect broadens advertisers’ reach of audience; and with our in-house productions, we tailor such content to users’ preferences based on our industry experience and combine these productions with targeted advertising services such as product placements, which benefits both the users and our advertisers.

Based on the feedback on our website design and our statistics regarding users’ watching behavior, we keep developing new website features that appeal to users, such as designing more user-friendly content searching tools, creating additional interactive social functions or offering better website compatibility with new Internet-enabled devices. We need to continuously anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. If we fail to cater to the needs and preferences of our users and, as a result, fail to deliver satisfactory user experience, we may suffer from reduced user traffic and our business and results of operations may be materially and adversely affected.

The success of our business depends on our ability to maintain and enhance our brand.

We believe that maintaining and enhancing our UMeLook brand is of significant importance to the success of our business. Since the online video market is highly competitive, a well-recognized brand is critical to increasing our user base and, in turn, enhancing our attractiveness to advertisers. We believe that the importance of brand recognition will increase as the number of Internet users in China grows. In order to attract and retain Internet users and advertisers, we may need to substantially increase our expenditures for creating and maintaining brand loyalty. Our success in promoting and enhancing our brand, as well as our ability to remain competitive, will also depend on our success in offering high-quality content, features and functionality. If we fail to promote our brand successfully or if visitors to our website or advertisers do not perceive our content and services to be of high quality, we may not be able to continue growing our business and attracting users and advertisers.

Disruption or failure of our systems could impair our users’ online video experience and adversely affect our reputation.

Our ability to provide users with a high-quality online video experience depends on the continuous and reliable operation of our systems. We cannot assure you that we will be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our website and decrease the overall effectiveness of our website to both users and advertisers. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could hurt user experience and our reputation, causing our users and advertisers to switch to our competitors’ websites. Our systems and video content delivery network, or CDN, are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our systems.. Since we host our servers at third-party Internet data centers, any natural disaster or unexpected closure of Internet data centers operated by third-party providers may result in lengthy service interruptions. If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our users’ experience may be negatively affected, which in turn, may have a material and adverse effect on our reputation. We cannot assure you that we will be successful in minimizing the frequency or duration of service interruptions

Undetected programming errors could adversely affect user experience and the market acceptance of our video programs, which may materially and adversely affect our business and results of operations.

The video programs on our website may contain programming errors that may only become apparent after their release. We receive user feedback in connection with programming errors affecting their user experience from time to time, and such errors may also come to our attention during our monitoring process. We generally have been able to resolve such programming errors in a timely manner. However, we cannot assure you that we will be able to detect and resolve all these programming errors effectively. Undetected audio or video programming errors or defects may adversely affect user experience and cause our advertisers to reduce their use of our services, any of which could materially and adversely affect our business and results of operations.

We may be exposed to intellectual property infringement and other claims, including claims based on content posted on our website, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.

Our success depends, in large part, on our ability to operate our business without infringing third-party rights, including third-party intellectual property rights. Internet companies, technology and media industries own, and are seeking to obtain, a large number of patents, copyrights, trademarks and trade secrets, and they are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights or other related legal rights. There may be patents issued or pending that are held by others that cover significant aspects of our technologies, products, business methods or services. We may be subject to claims for defamation, negligence, infringement of third-party copyright and other rights, such as privacy and image rights, or other claims based on the nature or content of videos or our users on our websites. Such claims, with or without merit, may cause us to incur significant costs and liabilities and could materially and adversely affect our business, and also result in diversion of the attention of our management and our financial resources and negative publicity on our brand and reputation. In addition, third parties may make claims against us for losses incurred in reliance on the information on our websites. We do not carry any liability insurance covering such risks. Due to the significant number of videos uploaded by users, we may not be able to identify all content that may infringe on third-party rights. Thus, our failure to identify unauthorized videos posted on our website may subject us to, and may continue to subject us to, claims of infringement on third-party intellectual property rights or other rights.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and subject us to liability for information displayed on or linked to our websites.

The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Furthermore, Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with such requirements has resulted in the closure of certain websites.

Although we attempt to monitor the content in our websites, we are not able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our websites by our users. To the extent that PRC regulatory authorities find any content displayed on our websites objectionable, they may require us to limit or eliminate the dissemination of such information on our websites. If third-party websites linked to or accessible through our website operate unlawful activities such as online gambling on their websites, PRC regulatory authorities may require us to report such unlawful activities to relevant authorities and to remove the links to such websites, or they may suspend or shut down the operation of such websites. PRC regulatory authorities may also temporarily block access to certain websites for a period of time for reasons beyond our control. Any of these actions may reduce our user traffic and adversely affect our business.

Risks Related to Our Digital Education Business

The Chinese market for our services is still emerging and evolving rapidly, there may not be a market for our products or services. If market acceptance of our services declines or fails to grow, our revenue growth may slow or we may experience a decrease in revenues.

As the Chinese market for our services is still emerging, our success will depend to a large extent on our ability to convince our clients that our technologies and services are valuable and that it is more cost-effective for them to utilize our services than for them to develop similar services in-house.

•	We must address the following concerns, among others, with our clients as they decide to implement our online assessment and educational services and to use our technologies and services:
•	concern over the commitment of time, personnel and funding necessary to implement our online assessment services;
•	ability of clients to develop their own online assessment and educational services;
•	possible perceived security and academic integrity risks associated with online assessment and educational services; and
•	reluctance of the academic community to adopt online assessment and educational services.

As the markets for our online assessment and education services are relatively new for us, we cannot assure you that we will succeed in adapting to client needs in these markets. It may be difficult for us to accurately predict demand for the service offerings we develop. Furthermore, the PRC government may enact unforeseen regulations and policies that could limit our ability to provide certain services, such as prohibitions on foreign-invested entities engaging in certain businesses. Additional risks that we face in this market include the following:

•	we may underestimate the amount of capital, personnel and other resources required to carry out our marketing and distribution plans, which may affect the success of our product launch;
•	if we are unsuccessful in the relevant new market, it may negatively affect our reputation and the status of our brand in our other markets; and
•
we may fail to develop sufficient payment collection, technical support and other administrative capabilities necessary to successfully develop and manage our service offerings on an increasingly large scale.

If our new service offerings are ultimately unsuccessful or do not grow as rapidly as we expect, our net revenues and profitability will be adversely affected.

Reductions in public funding available to our clients that are governmental agencies could adversely impact demand by these agencies and institutions for our products and services.

We expect to derive a significant portion of our revenues from service fees from Chinese governmental agencies. Demand and ability to pay for our products and services by these agencies are affected by government budgetary cycles, funding availability and government policies. Funding reductions, reallocations or delays could adversely impact demand for our products and services by our clients or reduce the fees these clients are willing to pay for our products and services

A significant portion of our revenues are dependent on market acceptance of our online assessment platform and other cloud –based testing technologies, and if we are unable to anticipate and meet our clients’ technological needs and challenges from new technologies and industry standards, our products and services may lose market acceptance or become obsolete, and our margins and results of operations may be adversely affected.

Our advanced technologies for the creation and delivery of online tests and assessment, including our UMFun platform , are a key factor in growing and maintaining our relationships with educational institution clients and educational program content providers. Our future success depends on our ability to upgrade our systems, develop new technologies and anticipate and meet the technical needs of our clients on a regular basis. The emergence in the market of new test creation and delivery technologies or substitute products and services could reduce the competitiveness or result in the obsolescence of our current technologies and services. Moreover, if other companies develop similar technologies offering functionality comparable to that of our technologies, pricing pressure may increase and our margins and results of operations may be adversely affected. Additionally, industry standards such as standard interfaces and data exchange protocols may be developed for testing technologies, and if these industry standards are incompatible with our technologies, demand for our technologies, products and services may decline significantly. To the extent we are unable to maintain our market leadership position in key testing technologies or anticipate and respond to technological developments and changes in industry standards in a timely and cost-effective manner, our products and services may lose market acceptance or become obsolete.

Technical errors or failures in relation to cloud-based tests delivered through our delivery platform could result in negative publicity, loss of clients, liability claims and costly and disruptive litigation.

Due to the complexity of the technologies we have developed and use to create and deliver cloud-based tests for our clients, there is a risk that technical errors or failures may occur in relation to these services. These may include errors, failures or bugs in our self-developed software applications and test security technologies, breakdowns or failures of our servers and computer networks, and connectivity failures between our networks. While we have not experienced major problems to date due to errors, breakdowns, failures, bugs or defects, we cannot assure you that we will not experience such problems in the future. If such a problem were to occur, it could disrupt or compromise the integrity of the test taking process or of test content and results, which could lead to negative publicity and loss of clients and may subject us to liability claims. Although we have established a formal crisis management system to respond to technical problems, it has never been tested in a real crisis situation. Any litigation or negative publicity resulting from an error or failure, with or without merit, could result in substantial costs and divert management’s attention and resources from our business and operations.

If we fail to maintain a strong brand identity, our business may not grow and our financial results may be adversely impacted.

We believe that maintaining and enhancing the value of the “UMFun” brand is important to attracting clients. Our success in maintaining brand awareness will depend on our ability to consistently provide high quality, value-adding, user-friendly and secure products and services. To establish a significant recognition of our “UMFun” brand among schools, teachers, students and parents, we may need to spend significant resources on advertising. As we have limited experience with advertising and other activities required to establish a widely recognized brand, we cannot assure you that we will effectively allocate our resources for these activities or succeed in maintaining and broadening our brand recognition and appeal. If we fail to maintain a strong brand identity, our business may not grow and our financial results may be adversely impacted.

Other Risks Related to Our Business

We have significant historical losses and may continue to incur losses in the future.

We have incurred annual operating losses since our inception. As a result, at September 30, 2013 we had an accumulated loss of approximately $3,400,104. Our revenues for the years ended September 30, 2013 and September 30, 2012 were $760,329 and $411,810 respectively. Our revenues have not been sufficient to sustain our operations. Revenues for 2013 consisted of royalty revenues, gain from disposal of fixed assets, and interest income, and in 2012 revenues consisted of royalty revenues, gain from disposal of fixed assets, forgo of salary from Chief Executive Officer, legal settlement, and interest income. In order to achieve profitability our revenue streams will have to increase and there is no assurance that revenues can increase to such a level. We may never be profitable. Our ability to achieve profitability is affected by various factors, including:

-	growth of the online video industry and the online advertising market;
-	the transition from long-form professional content to short-form user-generated content, or UGC;
-	the continued growth and maintenance of our user base;
-	our efforts to sell and market our products through licensees, distributors and other partners;
-	our ability to establish corporate partnerships and licensing arrangements;
-	the time and costs involved in obtaining regulatory approvals;
-	our ability to control our costs and expenses; and
-	the continued ability to source investments from our investors.

Many of these factors are beyond our control. We may continue to incur net losses in the future due to our continued investments in content, bandwidth and technology. If we cannot successfully offset our increased costs with an increase in net revenues, our gross margin, financial condition and results of operations could be materially and adversely affected. We may also continue to incur net losses in the future due to changes in the macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner.

Our disclosure controls & procedures and internal control over financial reporting were ineffective

Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to conduct a comprehensive evaluation of their disclosure controls & procedures and internal control over financial reporting. At the end of each fiscal year, we must perform an evaluation of our disclosure controls & procedures and internal control over financial reporting, include in our annual report the results of the evaluation, and have our external auditors publicly attest to such evaluation.

If material weaknesses were found in our disclosure controls & procedures and internal controls in the future, if we fail to complete future evaluations on time, or if our external auditors cannot attest to our future evaluations, we could fail to meet our regulatory reporting requirements and be subject to regulatory scrutiny and a loss of public confidence in our disclosure and internal controls, which could have an adverse effect on our stock price. In connection with management’s assessment of the Company’s disclosure controls & procedures and internal control over financial reporting, we identified the following material weakness in our disclosure controls & procedures and internal control over financial reporting as of September 30, 2013:

Segregation of Duties: We did not maintain adequate segregation of duties related to job responsibilities for initiating, authorizing, and recording of certain transactions. Due to this material weakness, there is a risk that a material misstatement in the financial statements would not be prevented or detected on a timely basis.

We are subject to currency fluctuations, which may affect our results

The majority of our expenses and some of our debt are in Canadian dollars, while our revenues are primarily U.S. dollars. We also incur expenses in Hong Kong dollar and Chinese Yuan related to our Far East subsidiaries. The fluctuation of the Canadian dollar, Hong Kong dollar and Chinese Yuan vis a vis the U.S. dollar could materially impact our operating results and financial position.

We will require additional financing to sustain our operations, and our ability to secure additional financing is uncertain.

We may be unable to raise on acceptable terms, if at all, the substantial capital resources necessary to conduct our operations. If we are unable to raise the required capital, we may be forced to curtail business development activities and, ultimately, cease operations. At September 30, 2013, we had working capital of approximately $593,601 as compared to a working capital deficiency of $19,025,583 as at September 30, 2012. The independent auditors' report for the year ended September 30, 2012 includes an explanatory paragraph stating that our recurring losses from operations and working capital levels raise substantial doubt about our ability to continue as a going concern.

We may be unable to retain key employees or recruit additional qualified personnel.

Because of the specialized scientific nature of our business, we are highly dependent upon qualified scientific, technical, and managerial and marketing personnel. There is competition for qualified personnel in our business. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical, and managerial personnel in a timely manner would harm our research and development programs and our business.

The market price of our Common Stock is volatile.

The market price of our Common Stock has been, and we expect it to continue to be, highly unstable. Factors, including our announcement of technological improvements or announcements by other companies, regulatory matters, research and development activities, new or existing products or procedures, signing or termination of licensing agreements, concerns about our financial condition, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, and public concern over the safety of activities or products have had a significant impact on the market price of our stock. We expect such factors to continue to impact our market price for the foreseeable future.

Our Common Stock is classified as a "penny stock" under SEC rules which may make it more difficult for our stockholders to resell our Common Stock.

Our Common Stock is traded on the OTC Bulletin Board. As a result, the holders of our Common Stock may find it more difficult to obtain accurate quotations concerning the market value of the stock. Stockholders also may experience greater difficulties in attempting to sell the stock than if it was listed on a stock exchange or quoted on the Nasdaq National Market or the Nasdaq Small-Cap Market. Because our Common Stock is not traded on a stock exchange or on Nasdaq, and the market price of the Common Stock is less than $5.00 per share, the Common Stock is classified as a "penny stock." Rule 15g-9 of the Securities Exchange Act of 1934 imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an "established customer" or an "accredited investor." This includes the requirement that a broker-dealer must make a determination that investments in penny stocks are suitable for the customer and must make special disclosures to the customer concerning the risks of penny stocks. Application of the penny stock rules to our Common Stock could adversely affect the market liquidity of the shares, which in turn may affect the ability of holders of our Common Stock to resell the stock. We have a significant number of options and warrants outstanding that could be exercised in the future. Subsequent resales of these and other shares could cause the Company’s stock price to decline. This could also make it more difficult to raise funds at acceptable levels, via future securities offerings.

Lack of Independent Directors

We cannot guarantee that our Board of Directors will have a majority of independent directors in the future. In the absence of a majority of independent directors, our executive officers, which are also principal stockholders and directors, could establish policies and enter into transactions without independent review and approval thereof. This could present the potential for a conflict of interest between the Company and its stockholders generally and the controlling officers, stockholders or directors.

Ownership of our Common Stock by Current Officers and Directors

The present officers and directors own approximately 5.98% of the outstanding shares of Common Stock, and are therefore no longer in a position to elect all of our Directors and otherwise control the Company. As of September 30, 2013, Vago International Limited controlled by Yee Chu beneficially owned approximately 62.90% of our outstanding capital stock. Chu therefore has significant influence over management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets, for the foreseeable future. This concentrated control limits or severely restricts our stockholders’ ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. As a result, the market price of our common stock could be adversely affected.

ITEM 4. INFORMATION OF THE COMPANY

A.           History and Development of the Company

Introduction and History

UMeWorld (the “Company”) was incorporated in August 8, 1997 in Delaware under its prior name AlphaRx Inc. The Company was re-domiciled to BVI and continued as a BVI registered company in January 7, 2013. On March 8, 2013, AlphaRx Inc. changed its name to UMeWorld Limited.

AlphaRx Inc., formerly known as Logic Tech International Inc., was incorporated in Delaware on August 8, 1997 as an intellectual property holding company whose mission was to identify, acquire and develop new technologies or products and devise commercial applications to be taken to market through licensing or joint venture partners. Logic Tech International Inc. was renamed AlphaRx Inc. on January 28, 2000 and our Common Stock commenced trading on the OTC Pink Sheets under the symbol "AHRX" on July 25, 2000. On October 12, 2000 AlphaRx Inc. Common Stock ceased trading on the Pink Sheets and began trading on the Over The Counter Bulletin Board (“OTCBB”) under the same symbol. Subsequent to March 19, 2002 AlphaRx Inc.’s symbol was changed to “ALRX” after a consolidation of its Common Stock on a 1 new for 5 old basis.

On April 20, 2012, the Company effected a consolidation of its share capital on the ratio of one new share for five old shares and began trading on a split-adjusted basis on May 29, 2012. On July 23, 2012 AlphaRx Inc. Common Stock ceased trading on the OTCBB and began trading on the OTCQB Marketplace under the same symbol “ALRX” on account of its ineligibility for quotation on OTCBB due to quoting inactivity under SEC Rule 15c2-11. All references to AlphaRx Inc. Common Stock have been retroactively restated.

AlphaRx was a specialty pharmaceutical company dedicated to developing therapies to treat and manage pain. Prior to November, 2011, the business of the Company was focused on reformulating FDA approved and marketed drugs using its proprietary site-specific nano drug delivery technology. From 2000 until June 2011, substantial efforts and resources were devoted to understanding our nano drug delivery technology and establishing a product development pipeline that incorporated this technology with selected molecules. On July, 2011 the Board and management adopted a new business plan that it believed would improve the Company’s performance. The new business plan narrowed the Company’s focus to developing and commercializing 2 existing product candidates Indaflex and ARX 8203 for the pain market. On November 4, 2011, the Company ceased all operations on its drug development business and adopted a new corporate development strategy that changed the business operation of the Company to digital media and digital education with an intense focus on China. On August 30, 2012, the Company acquired all of the issued and outstanding shares of UMeLook Holdings Limited (“UMeLook”), a digital media startup with an intense focus on China. The acquisition of UMeLook was completed as a share exchange through the issuance of 70,000,000 common shares of AlphaRx Inc. to the shareholders of UMeLook at a deemed price of $0.30 per share in exchange for all of the issued and outstanding shares in the capital of UMeLook. There were no change of control of our officers and Board of Directors as a result of the Transaction.

B.           Business Overview

Digital Media Operation

On August 30, 2012, the Company acquired all of the issued and outstanding shares of UMeLook Holdings Limited (“UMeLook”), a digital media startup with an intense focus on China. UMeLook is an early stage online video company focuses on providing unique foreign video content to Chinese viewers. Our mission is to become the primary source of foreign video content for the Chinese population across any Internet-enabled device. Our video content is delivered to viewers in China and USA via a sophisticated CDN comprised of over 11,400 servers which provide fast streaming and upload speed. CDN technology utilizes additional data storage to maintain copies of popular content at the “edge” of the Internet, which enables end-users to more quickly access that content. Our CDN facilitates faster responses to users’ requests for content, avoids buffering and associated delays caused by low bandwidth and user congestion, and is therefore critical to the success of our online video business in China where bandwidth is still limited.

Our online video business focuses on UGC and we seek to be a strategically focused company with focuses on providing unique foreign video content and personalized users’ experience. We provide a comprehensive selection of unique and differentiated UGC and in-house developed content on our websites. Our broad selection of online video content includes informational, fashion & life, music videos, education, travel, sports, technology, games, auto & creative and sub-channels such as news, beauty & health and etc. We provide an online platform that allows users to share comments on videos, ensuring that our users enjoy a highly engaging and interactive experience on our websites. We believe a volume of high-quality and differentiated content available on our website will allow us to establish a valuable user base in China, consisting primarily of young urban educated users between the ages of 18 and 44, a particularly attractive demographic to advertisers.

We intend to derive substantially all of our revenues from online advertising services primarily using performance advertising. Our advertising solutions intend to present advertisers with a complete range of advertisement creation, matching, placement and presentation. Our online advertising services will include in-video, display, sponsorship and other forms. Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services and advertising businesses in China, we intend to operate our business primarily through our consolidated affiliated entities in China. We will not hold equity interests in our consolidated affiliated entities. However, through a series of contractual arrangements with these consolidated affiliated entities and their respective shareholders, we will effectively control, and will be able to derive substantially all of the economic benefits from, these consolidated affiliated entities.

Our Video Platform

Our Website

Users can access our website for short-form videos, including hot news and reports, first-hand information and entertainment videos, which can be in-house produced or provided by users or our content partners. Our website has a series of user-friendly functions such as search tools and recommendations. We also help users navigate our database and find videos of interest by creating popularity ranking indices and interest-based video channels. We provide social features, such as community web pages and video sharing and commenting tools. Users may create a playlist based on their preferences so that the requested video will be broadcast continuously. Registered visitors may upload video clips easily to our website and comment on each video clip to share their opinions. We believe all these features help provide an enhanced user experience and reinforce user loyalty. In addition, users can download and install our proprietary application on their tablets or 3G mobile phones, which allows users to use one-step mobile application to shoot and upload video clips.

Mobile Platform

Users can use their 3G mobile phones to watch a large number of videos on Umelook.com. We are also developing applications for a variety of major 3G mobile phones.

Our Content

UGC (User-Generated Content)

Our website allows Internet users to easily upload, watch and share UGC video clips. Our editorial team is responsible for communicating with users on the types of UGC we believe are popular and well demanded. In order to encourage more users to upload UGC to our website, we intend to purchase the licensing rights to some popular UGC, and will share advertising revenues with individual users whose number of uploads exceed certain threshold.

We intend to establish a revenues sharing program to target three types of users: contracted users, certified original content providers and general uploading users. We will reward each type of users in accordance with different revenues sharing criteria. For example, we may pay contracted users certain fees based on the popularity of their videos and also a percentage of revenues based on the total video views as quarterly bonus. The quarterly bonus for a contracted user may range from US$150 to US$1,000 if its videos are viewed on our website for more than one million times.

In-house Developed Content

Our objective is to establish our company as not only a leading foreign video content provider but also a leading foreign media company in China. We intend to apply for the “License for Audio-Visual Programs of Information Online Communication” with the State Administration. Upon approval we will be able to offer our viewers in-house produced coverage on significant international events such as the Japan earthquake, the passing of Steve Jobs, the Libya conflict and the UK royal wedding. We may also provide in-house produced online talk shows, celebrity interviews and reality shows to our viewers. We will determine the types of content to be produced generally based on our assessment of users’ preferences and information gathered by us from analyzing user data collected through our video platform. We will cooperate with third parties engaged in in-house production, taking advantage of talents of local production teams and their relatively low production costs. We believe the success of in-house developed programs will further differentiate us from our competitors.

Our Users

We are targeting our unique foreign content to young urban educated users, between ages 18 and 44, which is a particularly attractive demographic to advertisers.

Online viewers in China also represent a more affluent and better-educated segment of the population in China. We intend to track and maintain extensive user data, including viewing history and information voluntarily provided by registered users. We intend to use sophisticated statistical tools to analyze user data, to better understand users’ viewing preference and habits. This will greatly facilitate our efforts in providing service to our advertising customers.

Advertising Services and Customers

We intend to derive substantially all of our revenues from online advertising services primarily using performance advertising. By using the Application Advertisement, or AA, system, our advertising solutions intend to provide advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia advertisements with interactivity and precise targeting capabilities of the Internet.

Marketing and Brand Promotion

We intend to build our brand with modest marketing expenditures. We will grow primarily through word-of mouth. We focus on continuously improving the quality of our products and services as we believe satisfied users and customers are more likely to recommend our products and services to others. We have initiated various marketing activities to further promote our brand awareness among existing and potential users and customers, which include:

●	Online Advertising. We engage in online advertising on other websites with user bases similar to our own or likely to watch online videos.

●
Promotional Events. We organize and run a number of online promotional events which we believe help create brand awareness by associating the UMeLook brand with well-known and respected organizations and events in China.

Intellectual Property

We rely primarily on intellectual property laws and our contractual arrangements with our employees, clients, business partners and others to protect our intellectual property rights. We require our employees to enter into agreements requiring them to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes, whether or not patentable or copyrightable, made by them during their employment are our property. They also sign agreements to substantiate our sole and exclusive right to those works and to transfer any ownership that they may claim in those works to us. We have registered our domain names, including ku6.com, juchang.com and juchang.cn.

Competition

The online video industry in China is rapidly evolving and highly competitive. We believe the key competitive factors in the online video industry in China include brand recognition, demographic composition of users, robust technology platform, ability to acquire popular premium licensed content at a reasonable cost and create differentiated content in-house, ability to source creative UGC, ability to provide innovative advertising services to customers, relationships with advertising customers, advertising prices, as well as the range of services provided to advertising customers. We face competition from other major online video companies. Among the independent or “pure-play” online video sites, our major competitors in China include Youku.com and Tudou.com. Several large Chinese Internet companies, such as SINA Corporation, Baidu, Inc., Sohu.com Inc., Tencent Holdings Limited, NetEase.com, Inc. and/or their affiliates, have launched online video websites. In addition, some of China’s TV networks, such as CCTV, Phoenix Satellite TV and Hunan Satellite TV, have launched their own video broadcasting websites. We also face competition from Internet video streaming platforms based on the P2P technology, such as PPS and PPTV. Certain international online video sites, such as YouTube and Hulu, have large content portfolios and high brand recognition, particularly among users outside China. Currently, YouTube is not accessible by viewers in China. If China lifts the restrictions, YouTube may become our major competitor in China.

We also compete with traditional advertising media, such as television, radio, newspapers and magazines, and major out-of-home media, such as billboards, for advertisers’ advertising budgets. Large enterprises currently spend a relatively small percentage of their advertising budgets on online advertising as compared to the percentage they spend on traditional advertising media, but we expect the percentage spent on online advertising to increase in the future.

Seasonality

We experience seasonality in our online advertising business. Historically, in the China market, the fourth calendar quarter represents the best season for the general advertising market. This is followed by the third and second calendar quarters. The first calendar quarter is usually the worst season in China due to the Chinese New Year holidays.

Digital Education Operation

Our objective is to become the leading kindergarten to grade 12 education services platform, content provider and social networking system in China’s education sector. We intend to provide a range of services to government education authorities, schools, teachers, students and their parents. We have developed the UMFun Formative Assessment Item Bank, one of the most robust and comprehensive item banks available, is a repository of high-quality, standards-based item designed for us on district and classroom formative assessments to monitor and track student progress toward mastering standards. Using our item bank educators can:

●	Evaluate student skills for placement early in the year
●	Measure student progress toward provincial standards
●	Provide targeted testing to identify students having difficulty with specific concepts
●	Give students valuable test experience in preparation for provincial and national tests
●	Assess student readiness for end-of-course or national tests

Our formative item bank consists of nearly 180,000 high-quality multiple choice and constructed response items aligned to provincial standards. The items in the bank cover the core subject areas of Chinese Language Arts, English Language and Mathematics.

C.           Organizational Structure

We are a holding company, and we conduct our business primarily through our subsidiaries and PRC-affiliated entity incorporated in China. The following diagram illustrates our corporate structure as of September 30, 2013.

We have been, and expect to continue to be, dependent on our PRC subsidiaries and PRC-affiliated entity to conduct our core businesses in China. Through one of our subsidiaries, we have entered into a series of contractual arrangements with our PRC-affiliated entity and its shareholders that are intended to provide us with the control over, and the economic benefits enjoyed by, our PRC-affiliated entity. Pursuant to the terms of these contractual arrangements:

•	we effectively control our PRC-affiliated entity and its respective subsidiaries;
•	substantially all of the economic benefits of our PRC-affiliated entity are transferred to us; and
•
our PRC subsidiaries or their respective designees have an exclusive option to purchase all or substantially all of the equity interests in our PRC-affiliated entity, to the extent permitted under PRC law.

We believe the structure for operating our business in China (including our corporate structure and our contractual arrangements with our consolidated affiliated entities) complies with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations.

However, there are uncertainties regarding the interpretation and application of the relevant PRC laws, rules and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to our opinion. If a PRC government authority determines that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure violates any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties and required to obtain additional governmental approvals from the PRC regulatory authorities.

The following table sets out the details of our subsidiaries as of the date of this annual report:

Subsidiaries	Jurisdiction	Ownership Interest
UMeLook Holdings Limited	British Virgin Islands	100%
UMeZone Holdings Limited	British Virgin Islands	100%
UMeLook Limited	Hong Kong	100%
UMeZone Adaptive Learning Limited	Hong Kong	100%
UMeLook (Guangzhou) Information Technology Co. Ltd.	China	100%

Affiliated Entity Consolidated in our Financial Statements	Jurisdiction
Guangzhou XinYiXun Network Technology Co. Ltd.	China	100%

D.           Properties

UMeWorld is headquartered in Causeway Bay, Hong Kong, where it leases its executive offices from which the Company is managed. A lease was executed with the landlord through October 30, 2013 and the monthly rent payment is $2,200.

Our principal executive offices are currently located at 31/F, Tower One, Times Square, Causeway Bay, Hong Kong and our telephone number is (852) 2824 8716. We can be contacted by email at info@UMeWorld.com.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Results of Operations

The following tables summarize the results of operations for the years ended September 30, 2012 and 2011 and the quarterly results of operations for the past two years:

Year Ended September 30	2013	2012
	$	$
Net Sales	760,329	166,803
Net Loss	(1,153,602)	(93,208)
Net Loss Per Share	(0.0131)	(0.003)

Three	Sep 30	June 30	Mar 31	Dec 31	Sep 30	June 30	Mar 31	Dec 31
Months	2013	2013	2013	2012	2012	2012	2012	2011
Ended	$	$	$	$	$	$	$	$
Net Sales	760,329	90,000	90,000	370,329	69,659	30,513	30,948	35,683
Net Income (Loss)	212,974	(652,464)	(20,257)	257,059	(69,409)	(31,457)	87,140	(79,166)
Net Income (Loss) per Share (1)	(0.0131)	(0.0074)	(0.0003)	0.0029	(0.0016)	(0.0016)	0.0009	(0.001)

NOTE (1) Net Loss per share on a quarterly basis does not equal net Loss per share for the annual periods due to rounding.

RESULTS OF OPERATIONS

Year ended September 30, 2013 as compared to year ended September 30, 2012

Revenues

Revenues totaled $760,329 for the year ended September 30, 2013 as compared to $166,803 generated for the year ended September 30, 2012, an increase of $593,526 or about 355.82%. The increase in revenues was mainly due to the disposal of Indaflex rights in Mexico to Andromaco.

General and Administrative Expenses

General and administrative expenses were $994,931 for the year ended September 30, 2013 as compared to $404,791 incurred for the same period a year ago, an increase of $590,140 or about 145.78%. The increase is due to an expansion of operations in China.

Stock based compensation was $0 for the year ended September 30, 2013 as compared to $6,558 in 2012, a decrease of $6,558 or about 100%. There are no further amounts remaining to be amortized related to warrants or options as at September 30, 2013. We anticipate issuance of additional options and warrants in the future, which may result in stock based compensation expense and warrant amortization expense.

General and administrative salary and consulting fees totaled $478,555 for the year ended September 30, 2013 as compared to $66,000 incurred for the same period a year ago, an increase of $412,555 or about 625%. The increase is due to the head count in the general and administrative category has increased from 1 full time and 1 part time staff to 34 full time staffs.

We incurred $6,174 in investor relations expenses for the year ended September 30, 2013 as compared to $9,366 incurred in the same period a year ago, a decrease of $3,192 or about 34%.

We realized a foreign exchange loss of $65,211 for the year ended September 30, 2013 as compared to a foreign exchange gain of $69,455 generated during the same period a year ago, a decrease of $4,244 between years.

We incurred travel expenses of $59,016 for the year ended September 30, 2013 as compared to $73,257 incurred during the same period a year ago, a decrease of $14,241 or about 19.4%.

Research and Development Expenses

Research and development expenses typically include costs for scientific personnel, supplies, equipment, outsourced clinical and other research activities, consultants, and other costs directly related to research and development of existing products. We have been incurring research and development expenses in Canada via our wholly owned subsidiary AlphaRx Canada Ltd. and to a lesser degree in China.

We incurred $0 in research and development expenses during the year ended September 30, 2013 and 2012.

Equipment leasing for research and development activities totaled $0 during the year ended September 30, 2013. All equipment leases have come to the end of their lease term.

We anticipate limited spending on research and development in the future. The degree and pace of expenditures will depend primarily on financial resources available to us.

Depreciation Expense

Depreciation expense totaled $3,452 for the year ended September 30, 2013 as compared to $2,281 incurred for the same period a year ago, an increase of $1,171 or about 51.33%.

Interest Expense

We incurred $88,348 in net interest expense during 2013 as a result of our borrowings and the issuance of promissory notes yielding interest ranging from 10% - 12% per annum. This compares to $97,632 incurred during 2012 a decrease of $9,284 or about 9.5%. We will continue to seek funding in the form of Promissory Notes, which will result in ongoing interest expense until more permanent equity or other forms of funding are sourced.

Loss from Continuing Operations and Net Loss

As a result of the above revenues and expenses, we incurred a loss from continuing operations of $217,321 for the year ended September 30, 2013 as compared to $92,893 incurred loss for the same period a year ago, an increase of $124,428 or about 133.94% Revenues increased by $593,526 and expenses increased by $590,140 in the year ended September 30, 2013 as compared to the previous year.

Cumulative Translation Adjustment and Comprehensive Loss

The cumulative translation adjustment (“CTA”) stems from unrealized foreign exchange gains and losses resulting from translation of foreign currency subsidiaries into U.S. dollars. Although the CTA is reflected in the statement of operations, it is reflected after the net loss and flows into stockholders’ equity/ (deficiency) directly. The CTA was a $4,346 gain for the year ended September 30, 2013 as compared to a loss of $316 for the year ended September 30, 2012. Netting the CTA against the Net Loss for the year results in comprehensive loss of $228,595 for the year ended September 30, 2013 as compared to a comprehensive loss of $(93,208) incurred for the year ended September 30, 2012.

Liquidity And Capital Resources

At September 30, 2013, we had working capital of approximately $694,598 as compared to a working capital of $19,005,582 as at September 30, 2012.

Since inception, we have financed operations primarily from the issuance of Common Stock. We expect to continue Common Stock issuances and issuance of promissory notes to fund our ongoing activities.

We currently do not have sufficient resources to carry out our entire business strategy. Therefore, we will need to raise additional capital to fund our operations sometime in the future. We cannot be certain that any financing will be available when needed. Any additional equity financings will be dilutive to our existing stockholders, and debt financing, if available, may involve restrictive covenants on our business and also the issuance of warrants or conversion features which may further dilute our existing stockholders.

We expect to continue to spend capital on:

1.	marketing and brand promotion of UMeLook; and
2.	development, sales and marketing activities related to UMFun, our digital education platform.

The inability to raise capital would have a material adverse effect on the Company.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are material and which, in our opinion, could become material in the future.

Contractual Obligations and Commitments

Excluding accounts payable and accrued liabilities, the Company is committed to the following contractual obligations and commitments.

	2012	2013	2014	2015	2016
Operating Lease Obligations	$2,572	$10,288	$9818	-	-
Notes Payable (1)	995,912	-	-	-	-
Total	$998,484	$10,288	$9818	-	-

(1) These notes are unsecured and include accrued interest accruing at rates ranging from 8% -12% per annum.

Certain Factors that may Affect Future Results

Certain of the information contained in this document constitutes “forward-looking statements”, including but not limited to those with respect to the future revenues, our development strategy, involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks and uncertainties associated with a drug delivery company including a history of net losses, unproven technology, lack of manufacturing experience, current and potential competitors with significant technical and marketing resources, need for future capital and dependence on collaborative partners and on key personnel. Additionally, we are subject to the risks and uncertainties associated with all drug delivery companies, including compliance with government regulations and the possibility of patent infringement litigation, as well as those factors disclosed in our documents filed from time to time with the United States Securities and Exchange Commission.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth the names and ages of our current directors and executive officers, their principal offices and positions and the date each such person became a director or executive officer. Executive officers are elected annually by our Board of Directors. Each executive officer holds his office until he resigns, is removed by the Board or his successor is elected and qualified. Directors are elected annually by our stockholders at the annual meeting. Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

The following persons are the directors and executive officers of our company:

Name	Age	Position	Term
Michael M. Lee	50	Chairman of the Board of Directors Chief Executive Officer	Since 8/8/1997
Michael Lam	45	Interim Chief Financial Officer	Since 9/17/2013
Sandro Persia	42	Secretary/Treasurer	Since 8/8/1997
Dr. David Milroy	61	Director	Since 4/15/2003
Dr. Ford Moore	61	Director	Since 4/15/2003

Michael M. Lee: Mr. Lee is a founder of the Company. Mr. Lee has over 15 years of business experience in the areas of high tech development, marketing and corporate finance. Mr. Lee holds a B.Sc. in Applied Mathematics from the University of Western Ontario. Mr. Lee founded the company in August 1997.

Michael Lam: Mr. Lam is a self-employed Chartered Accountant and Certified Public Accountant (Illinois) with close to 20 years of experience in a multitude of capacities. Prior to that, he was a Senior Manager with Deloitte & Touche LLP specializing in Canadian and U.S. public company filings.

Sandro Persia: Mr. Persia joined Logic Tech Corp. in 1989 as Marketing Manager and promoted to Vice President in 1996. Mr. Persia has extensive business experience in high tech marketing and sales. Mr. Persia holds a diploma in business administration from Seneca College based in Toronto.

David Milroy, D.D.S. M.R.C.D. (C): Dr. Milroy is a Certified Oral & Maxillofacial Surgeon and has been in private practice in Richmond Hill, Woodbridge, and Port Hope, Ontario for the past twenty years. He graduated from the University of Toronto, Faculty of Dentistry with a Doctor of Dental Surgery degree in 1976 and a Residency in Oral & Maxillofacial Surgery at the University of Toronto, Toronto General and Toronto Doctor’s Hospitals in 1982.

Ford Moore, D.D.S. F.R.C.D. (C): Dr. Moore is a certified Oral & Maxillofacial Surgeon, is engaged in a full-time private practice in Newmarket, Ontario that he established in 1981. Dr. Moore graduated from the University of Toronto with a Doctor of Dental Surgery degree in 1976, and completed a hospital Residency in Oral Surgery and Anesthesia at Toronto General Hospital, Toronto Doctor’s Hospital and the University of Toronto in 1980.

All directors will hold office until the next annual stockholder’s meeting and until their successors have been elected or qualified or until their death, resignation, retirement, removal, or disqualification. Vacancies on the board will be filled by a majority vote of the remaining directors. Officers of the Company serve at the discretion of the board of directors.

B.           Compensation of Directors and Executive Officers

Our directors did not receive any compensation for the year ended September 30, 2013 or 2012. Directors are reimbursed for direct out-of-pocket expenses for attendance at meetings of the Board of Directors and for expenses incurred for and on behalf of the Company.

Summary of Executive Compensation

The table below summarizes the compensation received by the Company's Chief Executive Officer for the fiscal years ended September 30, 2013, 2012 and 2011 and any other executive officer of the Company who received compensation in excess of $40,000 for services rendered during any of those years ("named executive officers").

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)	LONG TERM COMPENSATION SECURITIES UNDERLYING OPTION (#)
Michael M. Lee	2013	19,305	0	0
President & C.E.O.	2012	0	0	0
	2011	120,000	0	0

Summary of Stock Plans

2013 Share Incentive Plan

Our board of directors adopted the 2013 Share Incentive Plan, or the 2013 Plan, which became effective in July 2013. A total of 17,000,000 common shares of our company are reserved for issuance under the 2013 Plan. No option has been awarded from the 2013 Plan as of September 30, 2013. A general description of the terms of the 2013 Plan is set forth below:

Plan Administration. Our board of directors or one or more committees appointed by our board acts as of the administrator of the 2013 Plan.

Award Document. Awards granted under the 2013 Plan are evidenced by an award document that sets forth the terms and conditions applicable to each of these awards, as determined by the administrator in its sole discretion.

Termination of the 2013 Plan. Without further action by our board of directors, the 2013 Plan will terminate in July 2023. Our board of directors may amend, suspend or terminate the 2013 Plan at any time, provided, however, that our board of directors must first seek the approval of the participants of the 2013 Plan if such amendment, suspension or termination would materially adversely affect the rights of participants with respect to any of their existing awards.

C.           Board Practices

Duties of Directors

Under British Virgin Islands Law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
•	issuing authorized but unissued shares;
•	declaring dividends and distributions;
•	exercising the borrowing powers of our company and mortgaging the property of our company;
•	approving the transfer of shares of our company, including the registering of such shares in our share register; and
•	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.

Board of Directors Committees

We were not able to attract an independent director with financial experience to sit on our board. Based on the size of the organization – six full time employees, and 2 part time consultants, effective controls over financial reporting and internal financial controls can still be effectively maintained without an audit committee. The board of directors has not yet established a compensation committee.

Audit Committee

Although its By-laws provide for the appointment of one, the Company is not yet required to have an Audit Committee as a result of the fact that our common stock is not considered a “listed security” as defined in Rule 10A-3 of the Exchange Act. There are currently no audit committee members that meet the criteria of “Financial Expert”, however the company is actively working to appoint a “Financial Expert” in the current year.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; or (2) dies or is found by our company to be or becomes of unsound mind.

D.           Employees

We have 34 full time employees. None of our staff is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We believe that our relations with our staff are good.

E.           Share Ownership

The following table sets forth information with respect to ownership of the Company’s securities by its officers and directors and by any person (including any “group”) who is the beneficial owner of more than 5% of the Company’s Common Stock. The total number of shares authorized is 250,000,000 shares of Common Stock, each of which has a par value of $0.0001. As of September 30, 2013 there were 89,036,000 shares of Common Stock issued and outstanding.

	Shares Beneficially Owned
Name	Number	Percentage
Directors & Executive Officers
Michael Lee	3,817,938	4.29%
Ford Moore	911,636	1.02%
David Milroy	591,387	0.66%
Sandro Persia	3,600	0.004%
All Directors and Executive Officers as a group	5,324,561	5.98%

5% or More Beneficial Owner
Vago International Limited(1)	56,000,000	62.90%
Yan Zeng	5,5000,000	6.18%

(1) Vago International Limited is owned by Yee W. Chu

ITEM 7. MAJOR SHARHEOLDERS AND RELATED PARTY TRANSACTION

A.           Major Shareholders

Please refer to Item 6E. “Share Ownership.”

B.           Related Party Transactions

Contractual Arrangements with Respect to Our Consolidated Affiliated Entities

We conduct our operations in China principally through contractual arrangements with our PRC subsidiary, our consolidated affiliated entity in China, and their respective shareholders. See Item 4.C. “Organizational Structure.”

Loans from our CEO

Mr. Lee, CEO and director loaned us $43,191 during the year ended September 30, 2013. Interest accrued on all loans outstanding to Mr. Lee totaled $27,731 as of September 30, 2013.

Except as disclosed above, during the past two years, there have been no other material transactions, series of similar transactions or currently proposed transactions, to which the Company was or is to be a party, and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's Common Stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

ITEM 8. FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

See Item 18 “Financial Statements.”

Dividend Policy

Since the incorporation of our company, we have not declared or paid any dividends on our common shares. We have no present plan to declare or pay any dividends on our common shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the British Virgin Islands. Although we have not received any to date, we may in the future rely on dividends from our subsidiaries in the PRC. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in the PRC are required to set aside a certain amount of their accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in the PRC incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Under the previous PRC tax law, dividend payments to foreign investors made by FIEs, such as our PRC subsidiaries, were exempt from PRC withholding tax. Pursuant to the EIT Law that became effective on January 1, 2008, as well as the related implementation rules and other recently issued regulations, dividends payable by an FIE to its foreign investors are subject to a 10% withholding tax (unless the foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement). Distributions made from pre-January 1, 2008 retained earnings will not be subject to the withholding tax.

Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, our general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our common shares, if any, will be paid in U.S. dollars.

Legal Proceedings

We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings, which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

B.   Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTINGS

Our Common Stock is traded over-the-counter and its quotations are carried in the Electronic Bulletin Board of the National Association of Securities Dealers, Inc.

ITEM 10. ADDITIONAL INFORMATION

A.           Share Capital

Our Common Stock is traded over-the-counter and its quotations are carried in the Electronic Bulletin Board of the National Association of Securities Dealers, Inc.

The following table sets forth the range of high and low bid quotations for our Common Stock for the periods indicated from sources we deem reliable.

		High $	Low $
Fourth Quarter	(Ended September 30, 2013)	0.48	0.02
Third Quarter	(Ended June 30, 2013)	0.55	0.14
Second Quarter	(Ended March 31, 2013)	0.36	0.06
First Quarter	(Ended December 31, 2012)	0.49	0.04
Fourth Quarter	(Ended September 30, 2012)	0.79	0.27
Third Quarter	(Ended June 30, 2012)	1.24	0.05
Second Quarter	(Ended March 31, 2012)	0.09	0.03
First Quarter	(Ended December 31, 2011)	0.06	0.03

The foregoing quotations reflect inter-dealer prices without retail mark-up, markdown or commissions and may not necessarily represent actual transactions. Records of our stock transfer agent indicate that as of September 30, 2013 there were approximately 70 record holders of our Common Stock. This does not include an indeterminate number of stockholders who may hold their shares in "street name" or in nominee form.

Recent Sales of Unregistered Securities

During fiscal 2012, 50,000 units with a value of $15,000 were subscribed by an investor. Each Unit consists of one (1) common share of the Company and one-half (1/2) warrant. Each full warrant offers the subscriber a call to purchase one (1) additional common share of the Company at US$0.375 per warrant before June 30, 2014. The issuance and sale of all of the securities above were exempt from registration under the Securities Act pursuant to exemptions provided by Section 4(2) of the Securities Act as a transaction by the Company not involving any public offering

On August 30 2012, 70,000,000 common shares were issued to the shareholders of UMeLook at a deemed price of $0.30 per share in exchange for all of the issued and outstanding shares in the capital of UMeLook. The common shares issued pursuant to the acquisition were not registered for sale under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and will be subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under SEC guidelines

B.           Memorandum and Articles of Association

We are a British Virgin Islands company and our affairs are governed by our memorandum and articles of association, the Companies Law of the British Virgin Islands, or the Companies Law, and the common law of the British Virgin Islands.

C.           Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.           Exchange Controls

Regulation of Foreign Exchange

China’s government imposes restrictions on the convertibility of the Renminbi and on the collection and use of foreign currency by Chinese entities. Under current regulations, the Renminbi is convertible for current account transactions, which include dividend distributions, interest payments, and the import and export of goods and services. Conversion of Renminbi into foreign currency and foreign currency into Renminbi for capital account transactions, such as direct investment, portfolio investment and loans, however, is still generally subject to the prior approval of the PRC State Administration of Foreign Exchange, or SAFE.

Under current Chinese regulations, Foreign-Invested Enterprises such as our Chinese subsidiaries are required to apply to SAFE for a Foreign Exchange Registration Certificate for Foreign-Invested Enterprise. With such a foreign exchange registration certificate (which is subject to review and renewal by SAFE on an annual basis), a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises may retain in such accounts.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals.

Dividend Distributions

We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends.

E.           Taxation

British Virgin Islands Taxation

In the BVI there are no taxes on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty. Profits can be accumulated and it is not obligatory for a company to pay dividends. Stamp duty is not chargeable in respect of the incorporation, registration or licensing of an exempted company, nor, subject to certain minor exceptions, on their transactions.

People’s Republic of China Taxation

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the Enterprise Income Tax Law, or the New EIT Law which became effective on January 1, 2008, and on December 6, 2007, the State Council promulgated the Implementation Rules to the Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008. Under the New EIT Law and its Implementation Rules, foreign-invested enterprises and domestic companies are subject to a uniform enterprise income tax rate of 25%, unless otherwise specified.

In addition, dividends payable to foreign investors by PRC resident enterprises are subject to a PRC withholding tax at the rate of 10% unless the foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. Pursuant to the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, the withholding tax may be lowered to 5% if the PRC enterprise is at least 25% directly held by a Hong Kong enterprise. According to Circular 601, non-resident enterprises that cannot provide valid supporting documents as to “beneficial ownership” may not be approved to enjoy tax treaty benefits, and the term “beneficial owners” refers to individuals, companies or other organizations normally engaged in substantive operations. These rules also expressly exclude a “conduit company,” or a company established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in substantive operations, such as manufacturing, sales or management, from being deemed a beneficial owner. As a result, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to a reduced withholding tax rate of 5% if our Hong Kong subsidiaries are determined to be Hong Kong tax residents and beneficial owners under the Double Taxation Arrangement (Hong Kong).

Under the New EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25%on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises substantial and overall control and management over the business, personnel, accounts and properties of an enterprise. Circular 82 sets out certain specific criteria for determining the location of the “de facto management bodies” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Controlled Enterprise. Under Circular 82, a Chinese Controlled Enterprise shall be considered a resident enterprise if all of the following applies:

1)	the Chinese Controlled Enterprise’s major management department and personnel who are responsible for carrying out daily operations are located in the PRC;
2)	the department or the personnel who have the right to decide or approve the Chinese Controlled Enterprise’s financial and human resource matters are located in the PRC;
3)	the major assets, account book, company seal and meeting minutes of the Chinese Controlled Enterprise are located or stored in the PRC; and
4)	the directors or management personnel holding no less than 50% voting rights of the Chinese Controlled Enterprise habitually reside in the PRC.

Since the Company is not controlled by a PRC enterprise or a PRC enterprise group, it remains unclear whether the standards set out in the SAT Circular 82 will apply or be cited for reference when considering whether the “de facto management bodies” of the Company and its overseas subsidiaries are in the PRC or not. Furthermore, we do not believe that any of our offshore entities meet all of the conditions detailed above, as the key assets and records for these entities, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside of the PRC. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our offshore holding companies are located in China. If the PRC tax authorities determine that our British Virgin Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax may be imposed on dividends we pay to our non-PRC enterprise shareholders and, with respect to gains derived by our non-PRC enterprise shareholders, from transferring our shares or ADSs. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC Shareholders.”

Pursuant to the New EIT Law, if a non-resident enterprise derives China-sourced income, such as dividends or capital gains, that income is subject to EIT, in the form of a withholding tax. The SAT issued the Interim Measures for Administration of Withholding EIT for Non-Resident Enterprise, effective from January 1, 2009. According to the measures, the entity or individual with the legal or contractual obligation to remit income to the non-resident enterprise is deemed as a withholding agent. The withholding agent must withhold the EIT at the time the relevant payment is made or due to be made and pay the tax within seven days from the date of withholding. Noncompliance with the prescribed procedures by a PRC withholding agent and failure of the non-resident enterprise to pay the applicable EIT must be rectified within a designated period and could result in a fine.

F.           Dividends and Paying Agents

We have never declared any cash dividends and do not anticipate paying such dividends in the near future. We anticipate all earnings, if any, over the next twelve (12) to twenty - four (24) months will be retained for working capital purposes. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our results of operations, financial conditions, contractual restrictions, and other factors deemed relevant by the Board of Directors. We are under no contractual restrictions in declaring or paying dividends to our common stockholders.

The future sale of presently outstanding "unregistered" and "restricted" Common Stock of the Company by present members of management and persons who own more than five percent of the outstanding voting securities of the Company may have an adverse effect on the public market for our Common Stock.

G.           Statement by Experts

Not Applicable

H.           Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.   Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company - C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have not entered into market risk sensitive instruments for any purposes.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

Not applicable.

C.           Other Securities

Not applicable.

PART II

ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MAETERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our “disclosure controls and procedures,” as such term is defined in Rules 13a-15e promulgated under the Exchange Act as of this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were ineffective as of the end of the period covered by this report to provide reasonable assurance that material information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management is aware that there is a lack of segregation of certain duties at the Company due to the small number of employees with responsibility for general administrative and financial matters. This constitutes a deficiency in financial reporting. However, at this time, management has decided that considering the employees involved and the control procedures in place, the risks associated with such lack of segregation of duties are insignificant and the potential benefits of adding additional employees to clearly segregate duties do not justify the additional expenses associated with such increases. Management will periodically reevaluate this situation. If the volume of business increases and sufficient capital is secured, it is the Company’s intention to further increase staffing to mitigate the current lack of segregation of duties within the general, administrative and financial functions.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f), and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer and effected by our Board, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting is supported by policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Management’s Annual Report on Internal Control over Financial Reporting

Management assessed our internal control over financial reporting as of September 30, 2013, the end of our fiscal year. Management based its assessment on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls.

Based on this assessment, management has concluded that as of September 30, 2013, our internal control over financial reporting was ineffective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Our report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only Management’s report in this Form 20-F.

Management is aware that we have a lack of segregation of certain duties due to the small number of employees with responsibility for general administrative and financial matters. This constitutes a deficiency in financial controls. However, at this time, management has decided that considering the employees involved and the control procedures in place, the risks associated with such lack of segregation of duties are insignificant and the potential benefits of adding additional employees to clearly segregate duties do not justify the expenses associated with such increases. Management will periodically reevaluate this situation. If the volume of business increases and sufficient capital is secured, it is our intention to further increase staffing to mitigate the current lack of segregation of duties within the general, administrative and financial functions.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Such limitations include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures, such as simple errors or mistakes or intentional circumvention of the established process.

Changes in Internal Control over Financial Reporting

During the year ended September 30, 2013, there were no changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that was conducted during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required for smaller reporting companies.

ITEM 16B. CODES OF ETHICS

We have not adopted a formal code of ethics at this time, as our focus has been on our product development and enhancement. We do follow what are considered proper business ethics and labour law in China and Hong Kong ensures that our employees are treated with a minimum standard of care and consideration.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees: For the year ended September 30, 2013 we incurred $15,000 in external audit fees, and quarterly reviews in connection with statutory and regulatory filings to our principal accountants as compared to approximately $15,000 for the year ended September 30, 2012.

Audit-Related Fees: For the years ended September 30, 2013 and 2012 we incurred no fees for assurance and related services by the principal accountant.

Tax Fees: For the year ended September 30, 2013 and September 30, 2012 we incurred 1,000 tax fees with our principal accountants.

All Other Fees: For the year ended September 30, 2013 we incurred NIL in other fees with our principal accountants related to our application to the Toronto Stock Exchange – Venture market.

Audit Committee’s Pre-Approval Policies and Procedures: The Company currently does not have a designated Audit Committee, and accordingly, the Company’s Board of Directors policy is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. The independent auditors and management are required to periodically report to the Company’s Board of Directors regarding the extent of the services to be provided. Pre-approval is generally provided prior to the service commencing.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE USSER AND AFFILIATD PURCHASERS

None.

PART III

ITEM 17. [RESERVED]

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires directors, officers and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and change in ownership with the Securities and Exchange Commission. Directors, officers and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely upon our review of the copies of such forms that we received during the fiscal year ended September 30, 2013, we believe that each person who at any time during the fiscal year was a director, officer, or beneficial owner of more than ten percent of our Common Stock complied with all Section 16(a) filing requirements during such fiscal year.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of UMeWorld Limited, its subsidiaries and its variable interest entity are included at the end of this annual report.

ITEM 19. EXHIBITS

The following exhibits are incorporated by reference.

Exhibit No.	Description of Document
3(i)(a)	Memorandum of Association and Articles of Association of AlphaRx, Inc., a BVI Corporation (incorporated by reference to the Form 8-K filed on April 15, 2013).
3(i)(b)	Certificate of Name Change to UMeWorld Limited (incorporated by reference to the Form 8-K filed on April 15, 2013).
3(i)(c)	Amended Memorandum and Articles of Association of UMeWorld Limited (incorporated by reference to the Form 6-K filed on May 24, 2013).
3(i)(d)	Certificate of Name Change to UMeWorld Limited (incorporated by reference to the Form 6-K filed on May 25, 2013).
10.4	2013 Share Incentive Plan adopted July 1, 2013 (incorporated by reference to the Form 6-K filed on August 19, 2013)
10.5	2013 Incentive Bonus Plan adopted July 1, 2013 (incorporated by reference to the Form 6-K filed on August 19, 2013)
31.1	Certification of C.E.O. Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Interim C.F.O. Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Michael Lee pursuant to Section 1350 of Chapter 63 of Title 18 United States Code.
32.2	Certification of Michael Lee pursuant to Section 1350 of Chapter 63 of Title 18 United States Code.
101.INS **	XBRL Instance Document
101.SCH **	XBRL Taxonomy Extension Schema Document
101.CAL **	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF **	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB **	XBRL Taxonomy Extension Label Linkbase Document
101.PRE **	XBRL Taxonomy Extension Presentation Linkbase Document

** XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UMEWORLD, LIMITED

DATED: February 12, 2014	By:	/s/ Michael M. Lee
Michael M. Lee,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant, in the capacities, and on the dates, indicated.

UMEWORLD, LIMITED

Directors:

DATED: February 12, 2014	By:	/s/ Michael M. Lee
Michael M. Lee,
Director and Chairman of the Board

	By:	/s/ David Milroy
David Milroy,
Director

	By:	/s/ Ford Moore
Ford Moore,
Director

UMEWORLD LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2013, 2012 AND 2011

TABLE OF CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS FOR 2013, 2012 AND 2011	PAGE (S)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

CONSOLIDATED BALANCE SHEETS FOR 2013, 2012 AND 2011	F-3

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR 2013, 2012 AND 2011	F-4

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY FOR 2013, 2012 AND 2011	F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR 2013, 2012 AND 2011	F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-7-16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
UMeWorld Limited (“the Company”)

We have audited the accompanying consolidated balance sheets of UMeWorld Limited (incorporated in the State of Delaware and re-domiciled to the British Virgin Islands), formerly known as AlphaRx Inc., as at September 30, 2013, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, cash flows and stockholders’ deficiency for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UMeWorld Limited as at September 30, 2013, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in the United States of America.

The company is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal controls over financial reporting. Accordingly, we express no such opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Should the Company be unable to continue as a going concern, certain assets and liabilities will have to be adjusted to their liquidation values.

Hong Kong, China	ALBERT WONG & CO.
February 10, 2014	Certified Public Accountants

UMEWORLD LIMITED
CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2013, 2012 AND 2011
(All amounts in US Dollars)

	2013	2012	2011
CURRENT ASSETS
Cash and Cash Equivalents	$1,249,984	$4,342	$30,386
Accounts Receivable (Note 3)	162,539	108,982	44,741
Deposit	9,735	19,425,347	-
Deferred Financing Cost	-	20,000	25,000
Prepayment	16,179	2,505	1,942
TOTAL CURRENT ASSETS	1,438,437	19,561,176	102,069

NON-CURRENT ASSETS
Property, Plant and Equipment, net (Note 4)	20,518	-	9,790
Loan Receivable	-	1,574,654	-
Deferred Charges	544,080	-	-
TOTAL NON-CURRENT ASSETS	564,598	1,574,654	9,790
TOTAL ASSETS	$2,003,035	$21,135,830	$111,859

CURRENT LIABILITIES
Accounts Payable and Accrued Liabilities (Note 5)	335,901	535,594	531,975
Unearned Revenue	407,937		856,909
TOTAL CURRENT LIABILITIES	743,838	535,594	1,388,884

NON-CURRENT LIABILITIES
Notes Payable (note 6)	941,616	995,912	-
TOTAL LIABILITIES	$1,685,454	$1,531,506	$1,388,884

Going Concern (Note 1)
Commitments (Note 8)
Related Party Transactions (Note 13)

STOCKHOLDERS’ DEFICIENCY
Common Stock: $ 0.0001 par value,
Authorized: 250,000,000 shares; Issued and outstanding
September 30, 2011: 95,935,047; 2012 and 2013: 89,036,000 (Notes 9,11,12)	8,904	8,904	9,594
Additional Paid-in Capital	2,618,170	38,568,360	17,593,112
Deficit	(2,479,443)	(19,122,924)	(19,045,635)
Accumulated Other Comprehensive Loss	(2,041)	(5,518)	(5,265)
Non-Controlling Interest (Note 7)	171,991	155,502	171,169
TOTAL STOCKHOLDERS’ EQUITY / (DEFICIENCY)	317,581	19,604,324	(1,277,025)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY/DEFICIENCY	$2,003,035	$21,135,830	$111,859

Signed: Michael Lee	Signed: Dr. Ford Moore
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011
(All amounts in US Dollars)

	2013	2012	2011

License Fees and Royalties	$760,329	$166,803	$158,166
Consulting Revenues	-	-	25,337
TOTAL REVENUES	760,329	166,803	183,503

General and Administrative Expenses	994,931	404,791	374,676
Research and Development Expenses	-	-	16,609
Depreciation	3,452	2,280	33,698
LOSS FROM OPERATIONS	(238,054)	(240,268)	(241,480)

OTHER INCOME
Other income	106,377	244,325	83,292
Interest income	2,704	682	-

OTHER EXPENSES
Interest Expense, net	(88,348)	(97,632)	(103,872)
LOSS BEFORE INCOME TAXES	(217,321)	(92,893)	(262,060)

INCOME TAX (Note 10)	-	-	-
Net Loss	(217,321)	(92,893)	(262,060)
Net (Income)/Loss attributable to Non-Controlling interests	(15,620)	15,604	-
Net Gain/(Loss) attributable to UMeWorld Limited Stockholders	(232,941)	(77,289)	(262,060)

Comprehensive Loss
Net Gain/(Loss)	(232,941)	(92,893)	(262,060)
Translation Adjustment	4,346	(315)	(3,726)
Comprehensive Gain/(Loss)	(228,595)	(93,208)	(265,786)
Less: Comprehensive Income Attributable to Non-Controlling Interests	(869)	(63)	(745)
Comprehensive Gain/(Loss) Attributable to UMeWorld Limited Stockholders	(229,464)	(93,271)	(266,531)

Per Share Data
Net Loss Per Share, basic and diluted	$(0.0026)	$(0.0037)	$(0.014)
Weighted Average Number of Common Shares Outstanding	89,036,000	25,023,148	18,960,489

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011
(All amounts in US Dollars)

	Common Stock		Additional	Accumulated Other		Total UMeWorld Limited	Non-
	Number of Shares	Amount	Paid in Capital	Comprehensive Loss	(Deficiency)	Stockholders’ Deficiency	Controlling Interest	Total Gain/ (Deficiency)

Balance as of September 30, 2011	95,935,047	$9,594	$17,593,112	$(5,265)	$(19,045,635)	$(1,448,194)	$171,169	$(1,277,025)
Warrants issued for Private Placement			6,558			6,558		6,558
Stock issued for Private Placement	300,000	30	14,970			15,000		15,000
Stock cancelled for Settlement	(1,060,000)	(106)	(52,894)			(53,000)		(53,000)
Reverse Split	(76,139,047)	(7,614)	7,614			-		-
Stock issued for Acquisition	70,000,000	7,000	20,999,000			21,006,000		21,006,000
Foreign Currency Translation				(253)		(253)	(63)	(316)
Non-Controlling interest							(15,604)	(15,604)
Net Loss for the period					(77,289)	(77,289)		(77,289)

Balance as of September 30, 2012	89,036,000	$8,904	$38,568,360	$(5,518)	$(19,122,924)	$19,448,822	$155,502	$19,604,324
Foreign Currency Translation				3,477		3,477	869	4,346
Non-Controlling Interest							15,620	15,620
Net Loss for the period					(232,941)	(232,941)		(232,941)
Completion of VIE			162,655			162,655		162,655
Re-domiciled to BVI			(16,687,499)		16,876,422	188,923		188,923
Write off of Goodwill			(19,425,346)			(19,425,346)		(19,425,346)

Balance of September 30, 2013	89,036,000	$8,904	$2,618,170	$(2,041)	$(2,479,443)	$145,590	$171,991	$317,581

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011
(All amounts in US Dollars)

	2013	2012	2011

CASH FLOW FROM OPERATING ACTIVITIES

Net Loss	$(217,321)	$(92,893)	$(262,060)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	3,452	2,275	33,698
Issuance of warrants	-	-	26,540
Stock based compensation	-	6,558	-
Changes in assets and liabilities:
Decrease/(Increase) in Prepayment	(13,675)	(564)	(1,941)
Decrease/(Increase) in Deferred Charges	(524,080)	5,000	(25,000)
Decrease/(Increase) in Accounts Receivable	(53,557)	(64,241)	103,098
Decrease/(Increase) in Loans Receivable	1,574,654	(1,574,654)	-
(Decrease)/Increase in Accounts Payable and Accruals Liabilities	208,244	3,620	11,633
(Decrease)/Increase in Accrued Interest and Notes Payable	47,004	(243,171)	152,377
Decrease/(Increase) in Deposit	(9,735)	(19,425,347)	-
Machinery & Equipment written off	-	(9,790)	-
Non-Controlling Interest	19,966	(15,920)	(6,855)
NET CASH USED IN OPERATING ACTIVITIES	$1,034,952	$(21,409,127)	$31,490

CASH FLOWS FROM INVESTING ACTIVITIES
(Purchase)/Sold of Machinery and Equipment	(20,518)	67,077	(409)
NET CASH USED IN INVESTING ACTIVITIES	$(20,518)	$67,077	$(409)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance / (Cancellation) of Common Stock	-	(690)	64,870
Additional Paid-in Capital	327,844	20,931,112	847
Issuance (repayment) of Notes Payable, net	(101,299)	382,174	(86,138)
NET CASH PROVIDED BY FINANCING ACTIVITIES	$226,545	$21,312,596	$(20,421)

Effect of exchange rate changes on cash and cash equivalents	4,663	3,410	3,462
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,245,642	(26,044)	14,122
Cash and cash equivalents, beginning of year	4,342	30,386	16,264
Cash and cash equivalents, end of year	$1,249,984	$4,342	$30,386

SUPPLEMENTARY DISCLOSURE:
Income Tax Paid	$-	$-	$-
Interest Paid	$13,175	$-	$754

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2013 AND 2012
(All amounts in US Dollars)

NOTE 1. NATURE OF BUSINESS AND GOING CONCERN

UMeWorld (the “Company”) was incorporated under the laws of the State of Delaware on August 8, 1997 under its prior name AlphaRx Inc. The Company was re-domiciled to the British Virgin Islands (“BVI”) and continued as a BVI registered company in January 7, 2013. On March 8, 2013, AlphaRx Inc. changed its name to UMeWorld Limited. AlphaRx Inc. was a pharmaceutical company specializing in the formulation of therapeutic products using proprietary drug delivery technologies. On November 4, 2011, the Company ceased all operations on its drug development business and adopted a new corporate development strategy that changed the business operation of the Company to digital media and digital education.

Effective June 30, 2006, AlphaRx International Holdings Limited (a British Virgin Islands company and an 80% owned subsidiary of AlphaRx Inc.) (“AIH”) acquired 100% of Alpha Life Sciences Ltd. (“ALS”) for a nominal amount and the assumption of approximately $63,000 of related party liabilities. ALS is primarily involved in research and development of drugs in the Asian market.

Effective June 22, 2006, New Super Limited, an independent Hong Kong based corporation, subscribed for 1,500 shares of Common Stock of AIH, previously a wholly-owned subsidiary of the Company.

On August 30, 2012, the Company acquired all of the issued and outstanding shares of UMeLook Holdings Limited (“UMeLook”), a digital media startup with an intense focus on China. The acquisition of UMeLook was completed as a share exchange through the issuance of 70,000,000 common shares of AlphaRx Inc. to the shareholders of UMeLook at a deemed price of $0.30 per share in exchange for all of the issued and outstanding shares in the capital of UMeLook.

The consolidated financial statements reflect the activities of the Company, 100% of AlphaRx Canada Limited, 85% of AIH and ALS (AIH’s wholly-owned subsidiary), and 100% of UMeLook accounted for on a self-sustained basis. All material inter-company accounts and transactions have been eliminated. Where the Company owns less than 100% of a consolidated entity the net assets belonging to the minority owners are accounted for as a non-controlling interest.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, they do not include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Factors relating to going concern issues include working capital deficiency, operating losses, stockholders’ deficit, and continued reliance on external funding sources. Continuance of the Company as a going concern is dependent on its future profitability and on the on-going support of its stockholders, affiliates and creditors. In order to mitigate the going concern issues, the Company is constantly pursuing new business arrangements and striving to achieve profitability, and seeking capital funding on an ongoing basis via the issuance of Promissory Notes, and private placements. The Company has contracted with several parties for research and development consulting services that could also result in future license fees and royalties. The Company has one licensee that provides an ongoing royalty stream for its Indaflex product. The Company is constantly seeking out collaborative arrangements with third parties in anticipation of license fees, royalties, milestone payments and consulting services.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes are representations of the Company’s management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.

Cash and Cash Equivalents

Cash includes cash on hand, and amounts on deposit with banks. Cash equivalents include any other highly liquid cash investments purchased with maturity of three months or less which are readily convertible to cash. The carrying amount approximates fair value because of the immediate liquidity or short maturity of these instruments. As at September 30, 2013, 2012 and 2011 the Company had only cash on deposit and petty cash on hand.

Accounts Receivable

The Company segregates trade receivables resulting from revenues generated from non-trade or other receivables. An allowance for bad debts is estimated for each type of receivable on a periodic basis based on experience with the respective parties.

Financial Instruments

a) Fair Value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of judgment, they cannot be determined with complete accuracy. Changes in assumptions can significantly affect estimated fair values. The carrying values of cash, accounts receivable, notes payable, accounts payable, and accrued liabilities approximate their fair values because of the short-term nature of these instruments.

b) Interest rate, currency and credit risk

The Company is not subject to significant credit and interest risks arising from these financial instruments. The Company may be subject to significant currency risk as some of the external promissory notes are denominated in Canadian dollars or Hong Kong dollars.

Long-Term Financial Instruments

The fair value of each of the Company’s long-term financial assets is based on the amount of future cash flows associated with each instrument discounted using an estimate of what the Company's current borrowing rate for similar instruments of comparable maturity would be.

It is of the management’s opinion that the Company is not exposed to significant interest rate risk, credit risk or currency risks arising from these financial instruments.

Foreign Currency Translation

The Company maintains the books and records of AlphaRx Canada Ltd. in Canadian dollars, and the books and records of Alpha Life Sciences Ltd. and AlphaRx International Holdings Ltd. in Hong Kong dollars, their respective functional currencies. The records of these companies are converted to US dollars, the reporting currency. The translation method used is the current rate method. Under the current rate method all assets and liabilities are translated at the current rate, stockholders’ equity accounts are translated at historical rates and revenues and expenses are translated at average rates for the year. Cumulative net translation adjustments related to equity accounts are included as a separate component of stockholders’ deficiency.

	September 30, 2013	September 30, 2012	September 30, 2011
Year end CAD : USD exchange rate	0.9705	1.017	0.9540
Average Yearly CAD : USD exchange rate	0.8747	0.9928	1.0135
Year end RMB : USD exchange rate	0.1626	N/A	N/A
Average Yearly RMB : USD exchange rate	0.1616	N/A	N/A

Earnings or Loss Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus Common Stock equivalents (if dilutive) related to stock options and warrants for each year.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statement or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period of enactment. Deferred tax assets may be reduced, if deemed necessary based on a judgmental assessment of available evidence, by a valuation allowance for the amount of any tax benefits which are more likely, based on current circumstances, not expected to be realized.

Property Plant and Equipment

Property plant and equipment are stated at cost. Depreciation is calculated by using the Modified Accelerated Cost Recovery System Method for financial reporting as well as for income tax purposes at rates based on the following estimated useful lives:

Furniture and Fixtures	5 - 7 years
Machinery and Equipment	3 - 7 years
Leasehold Improvements	10 years

The Company capitalizes expenditures that materially increase assets’ lives and expenses ordinary repairs and maintenance to operations as incurred. When assets are sold or disposed or otherwise fully depreciated, the cost and related accumulated depreciation is removed from the accounts and any gain or loss is included in the statement of income and retained earnings.

Research and Development

All research and development costs are charged to expense as incurred. These costs include in house and contracted research and development, travel to explore and evaluate new product candidates, raw materials, lab supplies and other costs related directly to research and development of new and existing drug product candidates.

Revenue Recognition

Revenues related to license fees and royalties are recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectability is probable. Should there be any future obligations or deliverables related to the license fees, revenue is deferred and recognized only when those obligations and or deliverables have been satisfied. Any advance payments or deposits received in relation to license fees and other fees are deferred until those obligations or deliverables have been satisfied. Royalty payments are not received in advance but rather, are paid to the Company based on previous period sales by licensees. Royalty revenue is accrued in the period earned based on estimates or actual licensed sales during the period in question. Consulting revenues are recognized as the services are rendered to the customer, and invoiced on a periodic basis or upon completion of the consulting services depending on contract terms and conditions.

Sales represent the invoiced value of goods supplied to customers. Revenues are recognized upon the passage of title to the customers, provided that the collection of the proceeds from sales is reasonably assured. A reserve for returns is considered periodically based on actual or anticipated returns from customers. The Company no longer sells any products directly to end-users.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates in amounts than may be material to the consolidated financial statements. Management believes that these estimates and assumptions used are reasonable. These estimates are reviewed periodically and as adjustments become necessary, they are reported in earnings in the period in which they become known. Estimates were used in determining the amounts of accrued liabilities, useful lives of property plant and equipment, stock based compensation, and valuation allowances.

Long-Lived Assets

The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During the year management determined that an impairment test was necessary and used its best estimate of the undiscounted cash flows to evaluate the carrying amount and have determined that no impairment has occurred.

Concentrations of Credit Risks and Revenues

The Company’s receivables are unsecured and are generally due in 30 Days. Reserves for uncollectible receivables are determined by the Company periodically based on best estimates available and historical data, as well as the economic and financial status of its debtors. Investment in marketable securities carry normal market risk of fluctuation in the price of securities traded on recognized stock exchanges as well as liquidity and foreign exchange risks.

Currently, the Company does not have a diverse customer base. The Company relies on one licensee for all of its royalty revenues and has another licensee attempting to commercialize one of its product candidates. Should these licensees discontinue sales of our products, or should commercialization efforts of our product candidates be curtailed, our revenues could be adversely impacted.

Stock Based Compensation

The Company recognizes compensation cost for third party and employee services rendered in exchange for an equity instrument award based on the fair value of the award on the date of grant. The Company uses the Black-Sholes option-pricing model in determining the fair value of options and warrants. In determining the expected volatility, the Company bases this assumption on the historical volatilities of the Company’s common stock over the expected life of the stock acquisition rights.

Comprehensive Income

Comprehensive income is net income plus certain items that are recorded directly to stockholders’ equity, bypassing net income. With the exception of foreign exchange gains and losses, the Company has no other components in its comprehensive income (loss) accounts.

Recent Issued Standards

In February 2013, FASB has issued Accounting Standards Update (ASU) No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU improves the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP.

The new amendments will require an organization to:

●
Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

●
Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). A private company is required to meet the reporting requirements of the amended paragraphs about the roll forward of accumulated other comprehensive income for both interim and annual reporting periods. However, private companies are only required to provide the information about the effect of reclassifications on line items of net income for annual reporting periods, not for interim reporting periods. The amendments are effective for reporting periods beginning after December 15, 2012, for public companies and are effective for reporting periods beginning after December 15, 2013, for private companies. Early adoption is permitted.

In February 2013, FASB issued Accounting Standards Update (ASU) No. 2013-03, Financial Instruments (Topic 825). This ASU clarifies the scope and applicability of a disclosure exemption that resulted from the issuance of Accounting Standards Update No. 2011-04,Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendment clarifies that the requirement to disclose"the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3)" does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position, but for which fair value is disclosed. This ASU is the final version of Proposed Accounting Standards Update 2013-200—Financial Instruments (Topic 825) which has been deleted. The amendments are effective upon issuance.

In February 2013, FASB has issued Accounting Standards Update (ASU) No. 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. This ASU provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this ASU is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this ASU also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2014, and interim periods and annual periods thereafter. The amendments in this ASU should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the ASU’s scope that exist at the beginning of an entity’s fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this ASU) and should disclose that fact. Early adoption is permitted.

In March 2013, FASB has issued Accounting Standards Update (ASU) No. 2013-05, Foreign Currency Matters (Topic 830). This ASU resolve the diversity in practice about whether Subtopic 810-10, Consolidation—Overall, or Subtopic 830-30, Foreign Currency Matters—Translation of Financial Statements, applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights)within a foreign entity. In addition, the amendments in this Update resolve the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. This ASU is the final version of Proposed Accounting Standards Update EITF11Ar—Foreign Currency Matters (Topic 830), which has been deleted. The amendments in this Update are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. For nonpublic entities the amendments in this Update are effective prospectively for the first annual period beginning after December 15, 2014, and interim and annual periods thereafter. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption.

In April 2013, FASB Accounting Standards Update 2013-06, Not-for-Profit Entities (Topic 958) - Services Received from Personnel of an Affiliate. This ASU specifies the guidance that not-for-profit entities apply for recognizing and measuring services received from personnel of an affiliate.

More specifically, the amendments in this ASU apply to not-for-profit entities, including not-for-profit, business-oriented health care entities that receive services from personnel of an affiliate that directly benefit the recipient not-for-profit entity and for which the affiliate does not charge the recipient not-for-profit entity.

The amendments in this ASU require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. However, if measuring a service received from personnel of an affiliate at cost will significantly overstate or understate the value of the service received, the recipient not-for-profit entity may elect to recognize that service received at either: (a) the cost recognized by the affiliate for the personnel providing that service or; (b) the fair value of that service. The amendments in this ASU are effective prospectively for fiscal years beginning after June 15, 2014, and interim and annual periods thereafter. A recipient not-for-profit entity may apply the amendments using a modified retrospective approach under which all prior periods presented upon the date should be adjusted, but no adjustment should be made to the beginning balance of net assets of the earliest period presented. Early adoption is permitted.

NOTE 3. ACCOUNTS RECEIVABLE

	2013	2012	2011
Trade Accounts Receivable	$1,741	$48,847	$43,470
Other Accounts Receivable	160,798	1,574,654	1,271
	$162,539	$1,623,501	$44,741

The Company carries accounts receivable at the amounts it deems to be collectible. Accordingly, the Company provides allowances for accounts receivable it deems to be uncollectible based on management’s best estimates. Recoveries are recognized in the period they are received. The ultimate amount of accounts receivable that becomes uncollectible could differ from those estimated. No reserve for bad debts was established as at September 30, 2013, 2012 and 2011 as all amounts were deemed collectible.

NOTE 4. PROPERTY, PLANT & EQUIPMENT

	2013	2012	2011
Leasehold Improvements	$-	$-	$-
Furniture and Fixtures	6,619	-	-
Machinery and Equipment	17,372	-	18,075
COST	23,991	-	18,075
Less: Accumulated depreciation/amortization
Leasehold Improvements	-	-	-
Furniture and Fixtures	552	-	-
Machinery and Equipment	2,921	-	8,285
	3,473	-	8,285
NET	$20,518	$-	$9,790

NOTE 5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of the following:

	2013	2012	2011
Accounts Payable	$252,749	$520,594	$491,392
Accrued Liabilities for services rendered but
not invoiced as of September 30, 2013 and 2012:	-	-	-
Professional services (legal, audit, financial)	14,000	15,000	40,583
Management Salary	-	-	-
Other	69,152	-	-
	$355,901	$542,594	$531,975

NOTE 6. NOTES PAYABLE

The Company and its subsidiaries repaid $33,565, repaid $15,607 and issued $1,908 in promissory notes, net of repayments during the years ended September 30, 2013, 2012 and 2011 respectively. The newly issued and existing promissory notes bear interest at rates of 8% - 12% per annum and are repayable on or before the first anniversary date of issuance. Included in Promissory Notes payable is $75,285 in Notes Payable including accrued interest of $29,437 to Michael Lee – CEO at September 30, 2013.

(As at September 30, 2012 Notes Payable plus accrued interest of $24,831 owing to Mr. Lee totaled $76,194. As at September 30, 2011 Notes Payable plus accrued interest of $17,509 owing to Mr. Lee totaled $65,687.). See also Related Party Transactions Note 14.

September 30,	2013	2012	2011
Promissory Notes Issued and outstanding, net of repayments and conversions:	$597,827	$699,126	654,305
Interest accrued	343,789	296,786	202,604
Promissory Notes Payable	$941,616	$995,912	856,909

NOTE 7. NON-CONTROLLING INTEREST

On June 22, 2006, AlphaRx International Holdings Ltd. (“AIH”), previously a wholly-owned subsidiary of the Company issued 1,500 shares of its Common Stock to New Super Limited (“NSL”), an independent Hong Kong based corporation, at a price of approximately $HK 6,667 per share or $HK 10 million in cash. (US $1,288,826). As a result AIH’s issued and outstanding shares were increased to 10,000 and the Company’s interest in AIH was reduced to 80%. With the consolidation of only 80% of AIH, a non-controlling interest was established, representing amounts owing to the minority shareholder. The capital infusion into AIH is accounted for as additional paid in capital on the consolidated financial statements of the Company.

NOTE 8. COMMITMENTS

The Company leases an automobile all on an operating lease basis. The aggregate minimum annual and total payments due under these operating leases are as follows:

As of September 30,	2013	2014
Car Lease	$3,429	10,288

TOTAL	$3,429	10,288

NOTE 9. COMMON STOCK

The Company is authorized to issue up to 250,000,000 shares of Common Stock. As of September 30, 2013, there were 89,036,000 shares of Common Stock issued and outstanding, with a stated par value of $0.0001 per share.

For the year ended September 30, 2012, the Company issued 300,000 shares of Common Stock to Dr. William Gannon under a private placement subscription, 1,060,000 shares of Common Stock were cancelled pursuant to an out of court settlement agreement with 2 former scientists. The Company also issued 70,000,000 shares of Common Stock for the acquisition of UMeLook Holdings Limited. During the year ended September 30, 2011, the Company issued 1,300,000 shares of Common Stock to Mr. Ford Moore, Mr. David Milroy, and Mr. Paul Dowell as private placement subscription.

Net loss per share of Common Stock is not based on diluted shares since the effect would be anti-dilutive. The Company has warrants outstanding to purchase 1,508,030 shares of Common Stock and 0 options outstanding to purchase shares of Common Stock as at September 30, 2013. On a fully diluted basis there would be 22,643,861 shares of Common Stock issued and outstanding if all warrants and all options were to be exercised. Refer to Notes 12 and 13 respectively for more details on options and warrants. (As at September 30, 2012 and 2011 there would have been 22,643,861 and 22,253,039 shares outstanding on a diluted basis respectively if all outstanding warrants and options were exercised).

NOTE 10. INCOME TAXES

The regional sources of tax losses for the years ended September 30, 2013, 2012 and 2011 were as follows:

	2013	2012	2011
North America	$(127,369)	$(92,893)	$(262,060)
Outside North America	(631,107)	-	-
	$(758,476)	$(92,893)	$(559,314)

Tax losses by year of origin and year of expiry are as follows:

Year of	United	Year of		Year of	Outside North	Year of
Origin	States	Expiry	Canada	Expiry	America	Expiry

1998	$212,899	2018
1999	795,878	2019
2000	6,179	2020
2001	292,351	2021
2002	1,017,792	2022
2003	1,189,476	2023
2004	790,108	2024
2005	2,166,634	2025	732,448	2015
2006	1,764,202	2026	682,619	2016
2007	1,530,976	2027			293,528	2014
2008	1,266,180	2028			99,852	2015
2009	208,940	2029	97,040	2019	78,953	2016
2010	477,350	2030	54,697	2020	27,267	2017
2011	77,922	2031	184,138	2021
2012	38,979	2032	90,950	2022
2013	3,502	2033	123,867	2023	631,107	2020
TOTAL	$11,839,368		$1,965,759		$1,130,707

CONSOLIDATED TAX LOSSES					$14,935,834

The tax effect of material temporary differences representing deferred tax assets is estimated as follows:

	2013	2012	2011
Deferred tax assets:
North America	$4,762,769	$4,718,827	$4,674,001
Outside North America	169,606	105,708	105,708
Sub-total	4,932,375	4,824,535	4,779,709
Less Valuation allowance	(4,932,375)	(4,824,535)	(4,779,709)
Net deferred tax assets	-	-	-

The valuation allowance as of September 30, 2013, 2012 and 2011 totaled $4,932,375, $4,824,535 and $4,779,709 respectively which consisted primarily of established reserves for deferred tax assets on non-capital operating loss carry forwards for our entities in United States and our foreign entities. The tax rates being used to determine deferred tax assets are estimated at 34.5% for North America and 15% for outside North America. The consolidated effective tax (benefit) rate as a percentage of income (loss) before income taxes is as follows:

	2013	2012	2011
Combined Statutory Rates	31.3%	31.3%	31.3%
Non-deductible expenses	(9)	(9)	(9)
Change in valuation allowance	(22.3)	(22.3)	(22.3)
Effective tax rate	0%	0%	0%

As of September 30, 2013, 2012 and 2011 the Company had no unrecognized tax benefits and as such required no adjustments to the financial statements. The Company records any interest and penalties related to tax matters within general and administrative expenses on the accompanying consolidated statements of operations and comprehensive loss. These amounts are not material to the consolidated financial statements for the periods presented. The Company’s US and Canadian tax returns are subject to examination by respective tax authorities. Generally tax years 2007 – 2010 remain open to examination by those respective tax authorities. (IRS in the United States and Canada Customs and Revenue Agency in Canada).

NOTE 11. STOCK OPTION PLANS

No options were granted nor were any exercised during the years ended September 30, 2013. There remains 0 options to purchase shares of Common Stock as of September 30, 2013. The board of directors adopted the 2013 Share Incentive Plan, or the 2013 Plan, which became effective in July 2013. A total of 17,000,000 common shares of our company are reserved for issuance under the 2013 Plan. No option has been awarded from the 2013 Plan as of September 30, 2013.

NOTE 12. WARRANTS

On January 9, 2012, the Company issued 150,000 warrants to purchase 150,000 shares of Common Stock at $0.075 per share expiring on June 30, 2014. On September 13, 2011, the Company issued 250,000 warrants to purchase 250,000 shares of Common Stock at $0.075 per share expiring on June 30, 2014.

On April 12, 2010, the Company issued 3,740,150 warrants to purchase 3,740,150 shares of Common Stock at $0.085 per share expiring on April 11, 2015. The warrants were issued in exchange for financial advisory services to be provided from the period from April 11, 2010 until Sep 30, 2010. The total fair value of the warrants has been estimated to be $262,090 using Black-Scholes option pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 103.86%, risk-free interest rate of 3%, and an expected life of 5 years. The company recorded $262,090 in stock based compensation for the year ended September 30, 2010 (2009- $73,725). No income tax benefit has been realized as a result of warrant amortization expenses during 2010 and 2009. Stock based compensation is included in general and administrative expenses seen on the consolidated statement of operations and comprehensive loss.

As at September 30, 2013 there were 1,508,030 (were 7,540,150 before 1 for 5 reverse split) warrants issued and outstanding. Additional details regarding warrant activity and warrants outstanding as of September 30, 2013, 2012 and 2011 are seen in the table below.

Share
		Exercise	Price on		Remaining
No. of Warrant		Price	Grant Date	Expiry	Contractual
Issued	Issue Date	$	$	Date	Life (Years)

400,000	8/3/2011	0.075	0.04	6/30/2014	1.75
250,000	9/13/2011	0.075	0.05	6/30/2014	1.75

7,390,150	Balance As at September 30, 2011

150,000	1/9/2012	0.075	0.05	6/30/2014	1.75

		Weighted			Weighted
		Average			Average
		Exercise			Contractual
Total		Price			Life (Years)
		0.06			2.037
7,540,150	Balance As at September 30, 2012 and 2013

After reverse split: 1,508,030

NOTE 13. RELATED PARTY TRANSACTIONS

The Company sourced some of its funding from one director. Mr. Lee, CEO. Interest accrued on all loans outstanding to Mr. Lee (the only loans remaining from directors) totaled $27,731 as of September 30, 2013. The total loan amounts including accrued interest owing to Mr. Lee as of September 30, 2013 was $70,922.

NOTE 14. SEGMENTED INFORMATION

The Company operates in one business segment, namely human therapeutics licensing. Results of operations are reported on a consolidated basis for segment reporting purposes. Consolidated disclosures about revenue streams and long-lived assets by geographic area are seen below.

Revenues

The Company derived revenues from royalties and from consulting services for the year ended September 30, 2013, 2012 and 2011.

	Years ended September 30,
Revenue Stream	2013	2012	2011

Disposal of Indaflex rights (Mexico)	$760,329	$166,803	$158,166
Consulting Fees (North America)	-	-	25,337
Gross Operating Revenue	760,329	166,803	183,503

Other non-operating revenue:
Forgo Salary	106,377	117,300	-
Gain from disposal of fixed assets	-	67,077	-
Legal Settlement	-	59,949	-
Interest Income	2,704	683	-

Total Revenues and Non-Operating Revenues	$869,410	$411,812	$183,503

	Years ended September 30,
Long Lived Assets	2013	2012	2011
North America	$-	$-	$9,790
Asia	20,518	-	-
Total Long Lived Assets	$20,518	$-	$9,790

NOTE 15. RECLASSIFICATIONS

Certain amounts from prior year have been reclassified to conform to current year’s presentation.

NOTE 16. SUBSEQUENT EVENTS

On January 8, 2014, the Company proposed to acquire 80% stake of Guangzhou Dingyou Information Technology Co, Ltd. The proposed transaction is expected to close on or before June 30, 2014 and is subject to customary closing conditions.