Form 20-F/A
period 2013-09-30
UMeWorld Ltd
filed 2014-02-18
CIK 1114936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 1
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

We have incurred annual operating losses since our inception. As a result, at September 30, 2013 we had an accumulated loss of approximately $21,904,789. Our revenues for the years ended September 30, 2013 and September 30, 2012 were $760,329 and $411,810 respectively. Our revenues have not been sufficient to sustain our operations. Revenues for 2013 consisted of royalty revenues, gain from disposal of fixed assets, and interest income, and in 2012 revenues consisted of royalty revenues, gain from disposal of fixed assets, forgo of salary from Chief Executive Officer, legal settlement, and interest income. In order to achieve profitability our revenue streams will have to increase and there is no assurance that revenues can increase to such a level. We may never be profitable. Our ability to achieve profitability is affected by various factors, including:

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

AlphaRx was a specialty pharmaceutical company dedicated to developing therapies to treat and manage pain. Prior to November, 2011, the business of the Company was focused on reformulating FDA approved and marketed drugs using its proprietary site-specific nano drug delivery technology. From 2000 until June 2011, substantial efforts and resources were devoted to understanding our nano drug delivery technology and establishing a product development pipeline that incorporated this technology with selected molecules. On July, 2011 the Board and management adopted a new business plan that it believed would improve the Company’s performance. The new business plan narrowed the Company’s focus to developing and commercializing 2 existing product candidates Indaflex and ARX 8203 for the pain market. On November 4, 2011, the Company ceased all operations on its drug development business and adopted a new corporate development strategy that changed the business operation of the Company to digital media and digital education with an intense focus on China. On August 30, 2012, the Company acquired all of the issued and outstanding shares of UMeLook Holdings Limited (“UMeLook”), a digital media startup with an intense focus on China. The acquisition of UMeLook was completed as a share exchange through the issuance of 70,000,000 common shares of AlphaRx Inc. to the shareholders of UMeLook at a deemed price of $0.30 per share in exchange for all of the issued and outstanding shares in the capital of UMeLook. There were no changes of control of our officers and Board of Directors as a result of the Transaction.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Results of Operations

The following tables summarize the results of operations for the years ended September 30, 2012 and 2011 and the quarterly results of operations for the past two years:

Year Ended September 30	2013	2012
	$	$
Net Sales	760,329	166,803
Net Loss	(19,653,941)	(93,208)
Net Loss Per Share	(0.221)	(0.003)

Three	Sep 30	June 30	Mar 31	Dec 31	Sep 30	June 30	Mar 31	Dec 31
Months	2013	2013	2013	2012	2012	2012	2012	2011
Ended	$	$	$	$	$	$	$	$
Net Sales	210,000	90,000	90,000	370,329	69,659	30,513	30,948	35,683
Net Income (Loss)	(19,211,385)	(652,464)	(20,257)	257,059	(69,409)	(31,457)	87,140	(79,166)
Net Income (Loss) per Share (1)	(0.2157)	(0.0074)	(0.0003)	0.0029	(0.0016)	(0.0016)	0.0009	(0.001)

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

Goodwill Impairment

We recorded a non-cash impairment charge of approximately $19,425,346 for the fiscal year ended September 30, 2013 mainly consisted of a write-down of goodwill against the acquisition of UMeLook Holdings Limited.

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

Loss from Continuing Operations and Net Loss

As a result of the above revenues and expenses, we incurred a loss from continuing operations of $19,642,667 for the year ended September 30, 2013 as compared to $92,893 incurred loss for the same period a year ago, an increase of $19,549,774 or about 21,045%. Revenues increased by $593,526 and expenses increased by $19,549,774 in the year ended September 30, 2013 as compared to the previous year.

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

Since the Company is not controlled by a PRC enterprise or a PRC enterprise group, it remains unclear whether the standards set out in the SAT Circular 82 will apply or be cited for reference when considering whether the “de facto management bodies” of the Company and its overseas subsidiaries are in the PRC or not. Furthermore, we do not believe that any of our offshore entities meet all of the conditions detailed above, as the key assets and records for these entities, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside of the PRC. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our offshore holding companies are located in China. If the PRC tax authorities determine that our British Virgin Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax may be imposed on dividends we pay to our non-PRC enterprise shareholders and, with respect to gains derived by our non-PRC enterprise shareholders, from transferring our shares. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

UMEWORLD, LIMITED

DATED: February 18, 2014	By:	/s/ Michael M. Lee
Michael M. Lee,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant, in the capacities, and on the dates, indicated.

UMEWORLD, LIMITED

Directors:

DATED: February 18, 2014	By:	/s/ Michael M. Lee
Michael M. Lee,
Director and Chairman of the Board

	By:	/s/ David Milroy
David Milroy,
Director

	By:	/s/ Ford Moore
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

Going Concern (Note 1)
Commitments (Note 8)
Related Party Transactions (Note 13)

STOCKHOLDERS’ DEFICIENCY
Common Stock: $ 0.0001 par value,
Authorized: 250,000,000 shares; Issued and outstanding
September 30, 2011: 95,935,047; 2012 and 2013: 89,036,000 (Notes 9,11,12)	8,904	8,904	9,594
Additional Paid-in Capital	22,043,516	38,568,360	17,593,112
Deficit	(21,904,789)	(19,122,924)	(19,045,635)
Accumulated Other Comprehensive Loss	(2,041)	(5,518)	(5,265)
Non-Controlling Interest (Note 7)	171,991	155,502	171,169
TOTAL STOCKHOLDERS’ EQUITY / (DEFICIENCY)	317,581	19,604,324	(1,277,025)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY/DEFICIENCY	$2,003,035	$21,135,830	$111,859

Signed: Michael Lee	Signed: Dr. Ford Moore
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011
(All amounts in US Dollars)

	2013	2012	2011

License Fees and Royalties	$760,329	$166,803	$158,166
Consulting Revenues	-	-	25,337
TOTAL REVENUES	760,329	166,803	183,503

General and Administrative Expenses	994,931	404,791	374,676
Goodwill impairment (Note 15)	19,425,346	-	-
Research and Development Expenses	-	-	16,609
Depreciation	3,452	2,280	33,698
LOSS FROM OPERATIONS	(19,663,400)	(240,268)	(241,480)

OTHER INCOME
Other income	106,377	244,325	83,292
Interest income	2,704	682	-

OTHER EXPENSES
Interest Expense, net	(88,348)	(97,632)	(103,872)
LOSS BEFORE INCOME TAXES	(19,642,667)	(92,893)	(262,060)

INCOME TAX (Note 10)	-	-	-
Net Loss	(19,642,667)	(92,893)	(262,060)
Net (Income)/Loss attributable to Non-Controlling interests	(15,620)	15,604	-
Net Gain/(Loss) attributable to UMeWorld Limited Stockholders	(19,658,287)	(77,289)	(262,060)

Comprehensive Loss
Net Gain/(Loss)	(19,658,287)	(92,893)	(262,060)
Translation Adjustment	4,346	(315)	(3,726)
Comprehensive Gain/(Loss)	(19,653,941)	(93,208)	(265,786)
Less: Comprehensive Income Attributable to Non-Controlling Interests	(869)	(63)	(745)
Comprehensive Gain/(Loss) Attributable to UMeWorld Limited Stockholders	(19,654,810)	(93,271)	(266,531)

Per Share Data
Net Loss Per Share, basic and diluted	$(0.2208)	$(0.0037)	$(0.014)
Weighted Average Number of Common Shares Outstanding	89,036,000	25,023,148	18,960,489

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011
(All amounts in US Dollars)

	Common Stock		Additional	Accumulated Other		Total UMeWorld Limited	Non-
	Number of Shares	Amount	Paid in Capital	Comprehensive Loss	(Deficiency)	Stockholders’ Deficiency	Controlling Interest	Total Gain/ (Deficiency)

Balance as of September 30, 2011	95,935,047	$9,594	$17,593,112	$(5,265)	$(19,045,635)	$(1,448,194)	$171,169	$(1,277,025)
Warrants issued for Private Placement			6,558			6,558		6,558
Stock issued for Private Placement	300,000	30	14,970			15,000		15,000
Stock cancelled for Settlement	(1,060,000)	(106)	(52,894)			(53,000)		(53,000)
Reverse Split	(76,139,047)	(7,614)	7,614			-		-
Stock issued for Acquisition	70,000,000	7,000	20,999,000			21,006,000		21,006,000
Foreign Currency Translation				(253)		(253)	(63)	(316)
Non-Controlling interest							(15,604)	(15,604)
Net Loss for the period					(77,289)	(77,289)		(77,289)

Balance as of September 30, 2012	89,036,000	$8,904	$38,568,360	$(5,518)	$(19,122,924)	$19,448,822	$155,502	$19,604,324
Foreign Currency Translation				3,477		3,477	869	4,346
Non-Controlling Interest							15,620	15,620
Net Loss for the period					(19,658,287)	(19,658,287)		(19,658,287)
Completion of VIE			162,655			162,655		162,655
Re-domiciled to BVI			(16,687,499)		16,876,422	188,923		188,923
Write off of Goodwill			(19,425,346)			(19,425,346)		(19,425,346)

Balance of September 30, 2013	89,036,000	$8,904	$22,043,516	$(2,041)	$(21,904,789)	$145,590	$171,991	$317,581

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011
(All amounts in US Dollars)

	2013	2012	2011

CASH FLOW FROM OPERATING ACTIVITIES

Net Loss	$(19,642,667)	$(92,893)	$(262,060)
Noncash item:
Goodwill impairment	19,425,346	-	-
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	3,452	2,275	33,698
Issuance of warrants	-	-	26,540
Stock based compensation	-	6,558	-
Changes in assets and liabilities:
Decrease/(Increase) in Prepayment	(13,675)	(564)	(1,941)
Decrease/(Increase) in Deferred Charges	(524,080)	5,000	(25,000)
Decrease/(Increase) in Accounts Receivable	(53,557)	(64,241)	103,098
Decrease/(Increase) in Loans Receivable	1,574,654	(1,574,654)	-
(Decrease)/Increase in Accounts Payable and Accruals Liabilities	208,244	3,620	11,633
(Decrease)/Increase in Accrued Interest and Notes Payable	47,004	(243,171)	152,377
Decrease/(Increase) in Deposit	(9,735)	(19,425,347)	-
Machinery & Equipment written off	-	(9,790)	-
Non-Controlling Interest	19,966	(15,920)	(6,855)
NET CASH USED IN OPERATING ACTIVITIES	$1,034,952	$(21,409,127)	$31,490

CASH FLOWS FROM INVESTING ACTIVITIES
(Purchase)/Sold of Machinery and Equipment	(20,518)	67,077	(409)
NET CASH USED IN INVESTING ACTIVITIES	$(20,518)	$67,077	$(409)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance / (Cancellation) of Common Stock	-	(690)	64,870
Additional Paid-in Capital	327,844	20,931,112	847
Issuance (repayment) of Notes Payable, net	(101,299)	382,174	(86,138)
NET CASH PROVIDED BY FINANCING ACTIVITIES	$226,545	$21,312,596	$(20,421)

Effect of exchange rate changes on cash and cash equivalents	4,663	3,410	3,462
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,245,642	(26,044)	14,122
Cash and cash equivalents, beginning of year	4,342	30,386	16,264
Cash and cash equivalents, end of year	$1,249,984	$4,342	$30,386

SUPPLEMENTARY DISCLOSURE:
Income Tax Paid	$-	$-	$-
Interest Paid	$13,175	$-	$754
SUPPLEMENTARY NON-CASH ITEM DISCLOSURE:
Written off of stock acquisition goodwill	$19,425,346

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

Net loss per share of Common Stock is not based on diluted shares since the effect would be anti-dilutive. The Company has warrants outstanding to purchase 1,508,030 shares of Common Stock and 0 options outstanding to purchase shares of Common Stock as at September 30, 2013. On a fully diluted basis there would be 90,544,030 shares of Common Stock issued and outstanding if all warrants and all options were to be exercised. Refer to Notes 12 and 13 respectively for more details on options and warrants. (As at September 30, 2012 and 2011 there would have been 90,544,030 and 22,253,039 shares outstanding on a diluted basis respectively if all outstanding warrants and options were exercised).

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

NOTE 11. STOCK OPTION PLANS

No options were granted nor were any exercised during the years ended September 30, 2013. There were no options outstanding to purchase shares of Common Stock as of September 30, 2013.  The board of directors adopted the 2013 Share Incentive Plan, or the 2013 Plan, which became effective in July 2013. A total of 17,000,000 common shares of our company are reserved for issuance under the 2013 Plan. No option has been awarded from the 2013 Plan as of September 30, 2013.

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

After reverse split: 1,508,030

NOTE 13. RELATED PARTY TRANSACTIONS

The Company sourced some of its funding from one director. Mr. Lee, CEO. Interest accrued on all loans outstanding to Mr. Lee (the only loans remaining from directors) totaled $27,731 as of September 30, 2013. The total loan amounts including accrued interest owing to Mr. Lee as of September 30, 2013, 2012, and 2011 was $70,922, $76,194, and $65,687.

NOTE 14. SEGMENTED INFORMATION

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

NOTE 15. GOODWILL

During the fourth quarter of fiscal 2013, the Company completed its annual impairment review of goodwill and indefinite-lived intangible assets. As a result of the impairment review performed, the Company recorded a non-cash impairment charge of approximately $19,425,346 for the fiscal year ended September 30, 2013 mainly consisted of a write-down of goodwill against the acquisition of UMeLook Holdings Limited.

NOTE 16. RECLASSIFICATIONS

Certain amounts from prior year have been reclassified to conform to current year’s presentation.

NOTE 17. SUBSEQUENT EVENTS

On January 8, 2014, the Company proposed to acquire 80% stake of Guangzhou Dingyou Information Technology Co, Ltd. The proposed transaction is expected to close on or before June 30, 2014 and is subject to customary closing conditions.