Form 20-F/A
period 2013-09-30
UMeWorld Ltd
filed 2014-05-30
CIK 1114936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 2
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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EXPLANATORY NOTE

A correction is being made to the CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011.

i

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

UMEWORLD, LIMITED

DATED: May 30, 2014	By:	/s/ Michael M. Lee
Michael M. Lee,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant, in the capacities, and on the dates, indicated.

UMEWORLD, LIMITED

Directors:

DATED: May 30, 2014	By:	/s/ Michael M. Lee
Michael M. Lee,
Director and Chairman of the Board

	By:	/s/ David Milroy
David Milroy,
Director

	By:	/s/ Ford Moore
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