Form 20-F
period 2014-09-30
UMeWorld Ltd
filed 2015-01-30
CIK 1114936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: September 30, 2014

OR

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

OR

☐ Shell Company Report Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of event requiring this shell company report_________

For the transition period from __________ to __________

Commission File Number: 000-30813

UMeWorld, Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

31/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, China
(Address of principal executive offices)

Michael Lee, (86) 020-8923 7947, info@umeworld.com
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

As of September 30, 2014 there were 89,036,000 shares outstanding of the issuer’s Common Stock.

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

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued	☐	Other	☐
by the International Accounting Standards Board

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

For the Year Ended September 30, 2014

INDEX

PRELIMINARY NOTES

PART I

Item 1.	Identity of Directors, Senior Management and Advisers	4
Item 2.	Offer Statistics and Expected Timetable	4
Item 3.	Key Information	4
	Selected Financial Data	4
	Currency Exchange Rate	4
	Capitalization and Indebtedness	4
	Risk Factors	4
Item 4.	Information of the Company	11
	History and Development of the Company	11
	Business Overview	12-14
	Organization Structure	14-15
	Property, Plants and Equipment	16
Item 4A.	Unresolved Staff Comments	16
Item 5.	Operating and Financial Review and Prospects	16
Item 6.	Directors, Senior Management and Employees	18-21
Item 7.	Major Shareholders and Related Party Transactions	21
Item 8.	Financial Information	22
Item 9.	The Offer and Listings	22
Item 10.	Additional Information	23
	Share Capital	23
	Memorandum and Articles of Association	23
	Material Contracts	23
	Exchange Controls	23
	Taxation	24
	Dividend and Paying Agents	25
	Statement by Experts	25
	Documents on Display	25
Item 11.	Quantitative and Qualitative Disclosure About Market Risk	26
	Foreign Currency Exchange Rate Sensitivity	26
	Interest Rate Sensitivity	26
Item 12.	Description of Securities Other Than Equity Securities	26

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

B. Currency Exchange Rate

Not applicable.

C. Capitalization and Indebtedness

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

Our advanced technologies for the creation and delivery of online tests and assessment, including our UMFun platform, are a key factor in growing and maintaining our relationships with educational institution clients and educational program content providers. Our future success depends on our ability to upgrade our systems, develop new technologies and anticipate and meet the technical needs of our clients on a regular basis. The emergence in the market of new test creation and delivery technologies or substitute products and services could reduce the competitiveness or result in the obsolescence of our current technologies and services. Moreover, if other companies develop similar technologies offering functionality comparable to that of our technologies, pricing pressure may increase and our margins and results of operations may be adversely affected. Additionally, industry standards such as standard interfaces and data exchange protocols may be developed for testing technologies, and if these industry standards are incompatible with our technologies, demand for our technologies, products and services may decline significantly. To the extent we are unable to maintain our market leadership position in key testing technologies or anticipate and respond to technological developments and changes in industry standards in a timely and cost-effective manner, our products and services may lose market acceptance or become obsolete.

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

We have incurred annual operating losses since our inception. As a result, at September 30, 2014 we had an accumulated loss of approximately $25,777,160. Our revenues for the years ended September 30, 2014 and September 30, 2013 were $0 and $760,329 respectively. Our revenues have not been sufficient to sustain our operations. Revenues for 2013 consisted of royalty revenues, gain from disposal of fixed assets, and interest income, and in 2012 revenues consisted of royalty revenues, gain from disposal of fixed assets, forgo of salary from Chief Executive Officer, legal settlement, and interest income. In order to achieve profitability our revenue streams will have to increase and there is no assurance that revenues can increase to such a level. We may never be profitable. Our ability to achieve profitability is affected by various factors, including:

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

If material weaknesses were found in our disclosure controls & procedures and internal controls in the future, if we fail to complete future evaluations on time, or if our external auditors cannot attest to our future evaluations, we could fail to meet our regulatory reporting requirements and be subject to regulatory scrutiny and a loss of public confidence in our disclosure and internal controls, which could have an adverse effect on our stock price. In connection with management’s assessment of the Company’s disclosure controls & procedures and internal control over financial reporting, we identified the following material weakness in our disclosure controls & procedures and internal control over financial reporting as of September 30, 2014:

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

We may be unable to raise on acceptable terms, if at all, the substantial capital resources necessary to conduct our operations. If we are unable to raise the required capital, we may be forced to curtail business development activities and, ultimately, cease operations. At September 30, 2014, we had working capital deficiency of $40,775 as compared to a working capital of $593,601 as at September 30, 2013. The independent auditors' report for the year ended September 30, 2012 includes an explanatory paragraph stating that our recurring losses from operations and working capital levels raise substantial doubt about our ability to continue as a going concern.

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

Our Common Stock is traded on the OTC Market. As a result, the holders of our Common Stock may find it more difficult to obtain accurate quotations concerning the market value of the stock. Stockholders also may experience greater difficulties in attempting to sell the stock than if it was listed on a stock exchange or quoted on the Nasdaq National Market or the Nasdaq Small-Cap Market. Because our Common Stock is not traded on a stock exchange or on Nasdaq, and the market price of the Common Stock is less than $5.00 per share, the Common Stock is classified as a "penny stock." Rule 15g-9 of the Securities Exchange Act of 1934 imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an "established customer" or an "accredited investor." This includes the requirement that a broker-dealer must make a determination that investments in penny stocks are suitable for the customer and must make special disclosures to the customer concerning the risks of penny stocks. Application of the penny stock rules to our Common Stock could adversely affect the market liquidity of the shares, which in turn may affect the ability of holders of our Common Stock to resell the stock. We have a significant number of options and warrants outstanding that could be exercised in the future. Subsequent resales of these and other shares could cause the Company’s stock price to decline. This could also make it more difficult to raise funds at acceptable levels, via future securities offerings.

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

Marketing and Brand Promotion

We intend to build our brand with modest marketing expenditures. We will grow primarily through word-of mouth. We focus on continuously improving the quality of our products and services as we believe satisfied users and customers are more likely to recommend our products and services to others. We have initiated various marketing activities to further promote our brand awareness among existing and potential users and customers, which include:

•	Online Advertising. We engage in online advertising on other websites with user bases similar to our own or likely to watch online videos.

•

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

Digital Education Operation

Our objective is to become the leading kindergarten to grade 12 education services platform, content provider and social networking system in China’s education sector. We intend to provide a range of services to government education authorities, schools, teachers, students and their parents. We have developed the UMFun Formative Assessment Item Bank, one of the most robust and comprehensive item banks available, is a repository of high-quality, standards-based item designed for us on district and classroom formative assessments to monitor and track student progress toward mastering standards. Using our item bank educators can:

•	Evaluate student skills for placement early in the year

•	Measure student progress toward provincial standards

•	Provide targeted testing to identify students having difficulty with specific concepts

•	Give students valuable test experience in preparation for provincial and national tests

•	Assess student readiness for end-of-course or national tests

Our formative item bank consists of nearly 1,000,000 high-quality multiple choice and constructed response items aligned to provincial standards. The items in the bank cover the core subject areas of Chinese Language Arts, English Language and Mathematics.

C. Organizational Structure

We are a holding company, and we conduct our business primarily through our subsidiaries and PRC-affiliated entity incorporated in China. The following diagram illustrates our corporate structure as of September 30, 2014.

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

The following table sets out the details of our subsidiaries as of the date of this annual report:

Subsidiaries	Jurisdiction	Ownership Interest
UMeLook Holdings Limited	British Virgin Islands	100%
UMeZone Holdings Limited	British Virgin Islands	100%
UMeLook Limited	Hong Kong	100%
UMeZone Adaptive Learning Limited	Hong Kong	100%
UMeLook (Guangzhou) Information Technology Co. Ltd.	China	100%
Guangzhou YouYiXue Information Technology Co. Ltd.	China	100%
Affiliated Entity Consolidated in our Financial Statements	Jurisdiction
Guangzhou XinYiXun Network Technology Co. Ltd.	China	100%

D. Properties

UMeWorld is headquartered in Causeway Bay, Hong Kong, where it leases its executive offices from which the Company is managed. A lease was executed with the landlord through October 30, 2014 and the monthly rent payment is $3,440.

Our principal executive offices are currently located at 31/F, Tower One, Times Square, Causeway Bay, Hong Kong. We can be contacted by email at info@UMeWorld.com.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Results of Operations

The following tables summarize the results of operations for the years ended September 30, 2014 and 2013 and the quarterly results of operations for the past two years:

	2014	2013
Year Ended September 30	$	$
Net Sales	0	760,329
Net Loss	(3,870,962)	(19,653,941)
Net Loss Per Share	(0.0435)	(0.221)

Three Months Ended	Sep 30 2014 $	Jun 30 2014 $	Mar 31 2014 $	Dec 31 2013 $	Sep 30 2013 $	Jun 30 2013 $	Mar 31 2013 $	Dec 31 2012 $

Net Sales	0	0	0	0	210,000	90,000	90,000	370,329
New Income (Loss)	(369,110)	(2,933,595)	(336,871)	(232,386)	(19,211,385)	(652,464)	(20,257)	257,059
Net Income (Loss) per Share (1)	(0.0041)	(0.0329)	(0.0038)	(0.0026)	(0.2157)	(0.0074)	(0.0003)	0.0029

NOTE (1) Net Loss per share on a quarterly basis does not equal net Loss per share for the annual periods due to rounding.

RESULTS OF OPERATIONS

Year ended September 30, 2014 as compared to year ended September 30, 2013

Revenues

Revenues totaled $0 for the year ended September 30, 2014 as compared to $760,329 generated for the year ended September 30, 2013, a decrease of $760,329 or 100%. The decrease in revenues was mainly due to the disposal of Indaflex rights in Mexico to Andromaco.

General and Administrative Expenses

General and administrative expenses were $1,076,086 for the year ended September 30, 2014 as compared to $994,931 incurred for the same period a year ago, an increase of $81,155 or about 8.2%. The increase is due to an expansion of operations in China.

Stock based compensation was $2,692,960 for the year ended September 30, 2014 as compared to $0 in 2013, an increase of 100%. There are no further amounts remaining to be amortized related to warrants or options as at September 30, 2014. We anticipate issuance of additional options and warrants in the future, which may result in stock based compensation expense and warrant amortization expense.

General and administrative salary and consulting fees totaled $552,179 for the year ended September 30, 2014 as compared to $478,555 incurred for the same period a year ago, an increase of $73,624 or about 15.4%, due mainly to higher headcount-related expenses.

We incurred $75,560 in investor relations expenses for the year ended September 30, 2014 as compared to $6,174 incurred in the same period a year ago, an increase of $69,386 or about 1123.80%.

We realized a foreign exchange loss of $77,783 for the year ended September 30, 2014 as compared to a foreign exchange gain of $65,211 generated during the same period a year ago, an increase of $12,572 between years.

We incurred travel expenses of $81,014 for the year ended September 30, 2014 as compared to $59,016 incurred during the same period a year ago, an increase of $21,998 or about 37.30%.

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

We incurred $0 in research and development expenses during the year ended September 30, 2014 and 2013.

Equipment leasing for research and development activities totaled $0 during the year ended September 30, 2014. All equipment leases have come to the end of their lease term. We anticipate limited spending on research and development in the future. The degree and pace of expenditures will depend primarily on financial resources available to us.

Depreciation Expense

Depreciation expense totaled $4,804 for the year ended September 30, 2014 as compared to $3,452 incurred for the same period a year ago, an increase of $1,352 or about 39.20%.

Interest Expense

We incurred $96,670 in net interest expense during 2014 as a result of our borrowings and the issuance of promissory notes yielding interest ranging from 10% - 12% per annum. This compares to $88,348 incurred during 2013 an increase of $8,322 or about 9.40%. We will continue to seek funding in the form of Promissory Notes, which will result in ongoing interest expense until more permanent equity or other forms of funding are sourced.

Loss from Continuing Operations and Net Loss

As a result of the above revenues and expenses, we incurred a loss from continuing operations of $3,872,371 for the year ended September 30, 2014 as compared to $19,642,667 incurred loss for the same period a year ago, a decrease of $15,677,403 or about 80%. Revenues decreased by $760,329 and expenses decreased by $15,889,550 in the year ended September 30, 2014 as compared to the previous year.

Cumulative Translation Adjustment and Comprehensive Loss

The cumulative translation adjustment (“CTA”) stems from unrealized foreign exchange gains and losses resulting from translation of foreign currency subsidiaries into U.S. dollars. Although the CTA is reflected in the statement of operations, it is reflected after the net loss and flows into stockholders’ equity/ (deficiency) directly. The CTA was a $1,174 loss for the year ended September 30, 2014 as compared to a loss of $4,346 for the year ended September 30, 2013. Netting the CTA against the Net Loss for the year results in comprehensive loss of $3,871,197 for the year ended September 30, 2014 as compared to a comprehensive loss of $19,653,941 incurred for the year ended September 30, 2013.

Liquidity And Capital Resources

At September 30, 2014, we had working capital deficiency of approximately $40,775 as compared to a working capital of $694,599 as at September 30, 2013. Since inception, we have financed operations primarily from the issuance of Common Stock. We expect to continue Common Stock issuances and issuance of promissory notes to fund our ongoing activities.

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

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are material and which, in our opinion, could become material in the future.

Contractual Obligations and Commitments

Excluding accounts payable and accrued liabilities, the Company is committed to the following contractual obligations and commitments.

	2012	2013	2014	2015	2016
Operating Lease Obligations	$2,572	$10,288	$9,818	$4,534	-
Notes Payable (1)	995,912	941,616	-	-	-
Total	$998,484	$10,288	$9,818	$4,534	-

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

The following persons are the directors and executive officers of our company:

Name	Age	Position	Term
Michael M. Lee	51	Chairman of the Board of Directors Chief Executive Officer	Since 8/8/1997
Michael Lam	46	Interim Chief Financial Officer	Since 9/17/2013
Sandro Persia	43	Secretary/Treasurer	Since 8/8/1997
Dr. David Milroy	62	Director	Since 4/15/2003
Dr. Ford Moore	62	Director	Since 4/15/2003

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

B. Compensation of Directors and Executive Officers

Our directors did not receive any compensation for the year ended September 30, 2014 or 2013. Directors are reimbursed for direct out-of-pocket expenses for attendance at meetings of the Board of Directors and for expenses incurred for and on behalf of the Company.

Summary of Executive Compensation

The table below summarizes the compensation received by the Company's Chief Executive Officer for the fiscal years ended September 30, 2014, 2013 and 2012 and any other executive officer of the Company who received compensation in excess of $40,000 for services rendered during any of those years ("named executive officers").

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)	LONG TERM COMPENSATION SECURITIES UNDERLYING OPTION (#)
Michael M. Lee	2014	120,000	0	4,000,000
President & C.E.O.	2013	19,305	0	0
	2012	0	0	0

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

Granted Options. As of September 30, 2014, we had granted options to purchase an aggregate of 14,750,000 ordinary shares to our directors, officers and employees, all granted options are outstanding. Among these options:

•	Options to purchase 2,000,000 ordinary shares have an exercise price of $0.20 per share and are subject to a two-year vesting schedule, with 50% vesting on July 22, 2015 and 2016, respectively;

•

Options to purchase 12,750,000 ordinary shares have an exercise price of $0.15 per share and are subject to a four-year vesting schedule, with 25% vesting on July 22, 2015, 2016, 2017 and 2018, respectively.

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

D. Employees

We have 35 full time employees. None of our staff is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We believe that our relations with our staff are good.

E. Share Ownership

The following table sets forth information with respect to ownership of the Company’s securities by its officers and directors and by any person (including any “group”) who is the beneficial owner of more than 5% of the Company’s Common Stock. The total number of shares authorized is 250,000,000 shares of Common Stock, each of which has a par value of $0.0001. As of September 30, 2014 there were 89,036,000 shares of Common Stock issued and outstanding.

	Shares Beneficially Owned
Name	Number	Percentage
Directors & Executive Officers
Michael Lee	3,876,774	4.35%
Ford Moore	911,636	1.02%
David Milroy	700,000	0.79%
Sandro Persia	3,600	0.004%
All Directors and Executive Officers as a group	5,492,010	6.17%

5% or More Beneficial Owner
Vago International Limited(1)	56,000,000	62.90%
Yan Zeng	5,5000,000	6.18%

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

Loans from our CEO & directors

Mr. Lee, CEO and directors loaned us $49,300 during the year ended September 30, 2014. Interest accrued on all loans outstanding to Mr. Lee totaled $30,398 as of September 30, 2014.

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

ITEM 9. THE OFFER AND LISTINGS

A. Offering and Listing Details

See “—C. Markets”

B. Plan of Distribution

Not applicable.

C. Markets

Our Common Stock is traded over-the-counter and its quotations are carried by the OTC Market Group.

The following table sets forth the range of high and low bid quotations for our Common Stock for the periods indicated from sources we deem reliable.

		High $	Low $
Fourth Quarter	(Ended September 30, 2014)	0.28	0.17
Third Quarter	(Ended June 30, 2014)	0.46	0.18
Second Quarter	(Ended March 31, 2014)	0.38	0.20
First Quarter	(Ended December 31, 2013)	0.45	0.10
Fourth Quarter	(Ended September 30, 2013)	0.48	0.02
Third Quarter	(Ended June 30, 2013)	0.55	0.14
Second Quarter	(Ended March 31, 2013)	0.36	0.06
First Quarter	(Ended December 31, 2012)	0.49	0.04

The foregoing quotations reflect inter-dealer prices without retail mark-up, markdown or commissions and may not necessarily represent actual transactions. Records of our stock transfer agent indicate that as of September 30, 2014 there were approximately 63 record holders of our Common Stock. This does not include an indeterminate number of stockholders who may hold their shares in "street name" or in nominee form.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

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

Management’s Annual Report on Internal Control over Financial Reporting

Management assessed our internal control over financial reporting as of September 30, 2014, the end of our fiscal year. Management based its assessment on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls.

Based on this assessment, management has concluded that as of September 30, 2014, our internal control over financial reporting was ineffective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

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

Changes in Internal Control over Financial Reporting

During the year ended September 30, 2014, there were no changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that was conducted during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees: For the year ended September 30, 2014 we incurred $15,000 in external audit fees, and quarterly reviews in connection with statutory and regulatory filings to our principal accountants as compared to approximately $15,000 for the year ended September 30, 2013.

Audit-Related Fees: For the years ended September 30, 2014 and 2013 we incurred no fees for assurance and related services by the principal accountant.

Tax Fees: For the year ended September 30, 2014 and September 30, 2013 we incurred 1,000 tax fees with our principal accountants.

All Other Fees: For the year ended September 30, 2014 we incurred NIL in other fees with our principal accountants.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATD PURCHASERS

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

Based solely upon our review of the copies of such forms that we received during the fiscal year ended September 30, 2014, we believe that each person who at any time during the fiscal year was a director, officer, or beneficial owner of more than ten percent of our Common Stock complied with all Section 16(a) filing requirements during such fiscal year.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of UMeWorld Limited, its subsidiaries and its variable interest entity are included at the end of this annual report.

ITEM 19. EXHIBITS

The following exhibits are incorporated by reference.

Exhibit No.	Description of Document
3(i)(a)	Memorandum of Association and Articles of Association of AlphaRx, Inc., a BVI Corporation (incorporated by reference to the Form 8-K filed on April 15, 2013).
3(i)(b)	Certificate of Name Change to UMeWorld Limited (incorporated by reference to the Form 8-K filed on April 15, 2013).
3(i)(c)	Amended Memorandum and Articles of Association of UMeWorld Limited (incorporated by reference to the Form 6-K filed on May 24, 2013).
3(i)(d)	Certificate of Name Change to UMeWorld Limited (incorporated by reference to the Form 6-K filed on May 25, 2013).
10.4	2013 Share Incentive Plan adopted July 1, 2013 (incorporated by reference to the Form 6-K filed on August 19, 2013)
10.5	2013 Incentive Bonus Plan adopted July 1, 2013 (incorporated by reference to the Form 6-K filed on August 19, 2013)
12.1	Certification of C.E.O. Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Interim C.F.O. Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Michael Lee pursuant to Section 1350 of Chapter 63 of Title 18 United States Code.
13.2	Certification of Michael Lee pursuant to Section 1350 of Chapter 63 of Title 18 United States Code.
101.INS **	XBRL Instance Document
101.SCH **	XBRL Taxonomy Extension Schema Document
101.CAL **	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF **	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB **	XBRL Taxonomy Extension Label Linkbase Document
101.PRE **	XBRL Taxonomy Extension Presentation Linkbase Document

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

UMEWORLD, LIMITED

DATED: January 30, 2015	By:	/s/ Michael M. Lee
Michael M. Lee
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant, in the capacities, and on the dates, indicated.

UMEWORLD, LIMITED

Directors:

DATED: January 30, 2015	By:	/s/ Michael M. Lee
Michael M. Lee
Director and Chairman of the Board

	By:	/s/ David Milroy
David Milroy
Director

	By:	/s/ Ford Moore
Ford Moore
Director

UMEWORLD LIMITED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2014, 2013 AND 2012

TABLE OF CONTENTS

PAGE (S)

CONSOLIDATED FINANCIAL STATEMENTS FOR 2014, 2013 AND 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

CONSOLIDATED BALANCE SHEETS FOR 2014, 2013 AND 2012	F-3

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR 2014, 2013 AND 2012	F-4

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY FOR 2014, 2013 AND 2012	F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR 2014, 2013 AND 2012	F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-7-16

F - 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of UMeWorld Limited (“the Company”)

We have audited the accompanying consolidated balance sheets of UMeWorld Limited (incorporated in the State of Delaware and re-domiciled to the British Virgin Islands), formerly known as AlphaRx Inc., as at September 30, 2014, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, cash flows and stockholders’ deficiency for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UMeWorld Limited as at September 30, 2014, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in the United States of America.

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

AWC (CPA) LIMITED
Hong Kong, China	Certified Public Accountants
January 30, 2015

F - 2

UMEWORLD LIMITED

CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2014, 2013 AND 2012
(All amounts in US Dollars)

	2014	2013	2012
CURRENT ASSETS
Cash and Cash Equivalents	$845,084	$1,249,984	$4,342
Accounts Receivable (Note 3)	440	162,539	108,982
Deposit	10,286	9,735	19,425,347
Deferred Financing Cost	-	-	20,000
Prepayment	1.428	16,179	2,505
TOTAL CURRENT ASSETS	857,238	1,438,437	19,561,176
NON-CURRENT ASSETS
Property, Plant and Equipment, net (Note 4)	15,706	20,518	-
Loan Receivable	1,016	-	1,574,654
Deferred Charges	496,166	544,080	-
TOTAL NON-CURRENT ASSETS	512,888	564,598	1,574,654
TOTAL ASSETS	$1,370,126	$2,003,035	$21,135,830
CURRENT LIABILITIES
Accounts Payable and Accrued Liabilities (Note 5)	490,433	335,901	535,594
Unearned Revenue	407,580	407,937
TOTAL CURRENT LIABILITIES	898,013	743,838	535,594
NON-CURRENT LIABILITIES
Notes Payable (Note 6)	1,328,516	941,616	995,912
TOTAL LIABILITIES	$2,226,529	$1,685,454	$1,531,506
Going Concern (Note 1)
Commitments (Note 8)
Related Party Transactions (Note 13)
STOCKHOLDERS’ DEFICIENCY
Common Stock: $0.0001 par value,
Authorized: 250,000,000 shares; Issued and outstanding
September 30, 2014, 2013 and 2012: 89,036,000 (Notes 9,11,12)	8,904	8,904	8,904
Additional Paid-in Capital	24,727,453	22,043,516	38,568,360
Deficit	(25,777,160)	(21,904,789)	(19,122,924)
Accumulated Other Comprehensive Loss	(2,980)	(2,041)	(5,518)
Non-Controlling Interest (Note 7)	187,380	171,991	155,502
TOTAL STOCKHOLDERS’ EQUITY / (DEFICIENCY)	(856,403)	317,581	19,604,324
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY/DEFICIENCY	$1,370,126	$2,003,035	$21,135,830

Signed: Michael Lee	Signed: Dr. Ford Moore
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

F - 3

UMEWORLD LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(All amounts in US Dollars)

	2014	2013	2012

License Fees and Royalties	$-	$760,329	$166,803
TOTAL REVENUES	-	760,329	166,803

General and Administrative Expenses	1,076,086	994,931	404,791
Goodwill impairment (Note 15)	-	19,425,346	-
Stock-based Compensation	2,692,960	-	-
Depreciation	4,804	3,452	2,280
LOSS FROM OPERATIONS	(3,773,850)	(19,663,400)	(240,268)

OTHER INCOME
Other income	13,364	106,377	244,325
Interest income	409	2,704	682
OTHER EXPENSES
Interest Expense, net	(96,670)	(88,348)	(97,632)
LOSS BEFORE INCOME TAXES	(3,856,747)	(19,642,667)	(92,893)

INCOME TAX (Note 10)	-	-	-
Net Loss	(3,856,747)	(19,642,667)	(92,893)
Net (Income)/Loss attributable to Non-Controlling interests	(15,624)	(15,620)	15,604
Net Gain/(Loss) attributable to UMeWorld Limited Stockholders	(3,872,371)	(19,658,287)	(77,289)

Comprehensive Loss
Net Gain/(Loss)	(3,872,371)	(19,658,287)	(77,289)
Translation Adjustment	1,174	4,346	(315)
Comprehensive Gain/(Loss)	(3,871,197)	(19,653,941)	(77,604)
Less: Comprehensive Income Attributable to Non-Controlling Interests	235	(869)	(63)
Comprehensive Gain/(Loss) Attributable to UMeWorld Limited Stockholders	(3,870,962)	(19,654,810)	(77,667)

Per Share Data
Net Loss Per Share, basic and diluted	$(0.0435)	$(0.2208)	$(0.0031)
Weighted Average Number of Common Shares Outstanding	89,036,000	89,036,000	25,023,148

*The 2012 Weighted Average Number of Common Shares Outstanding was retroactively restated to reflect the 1 for 5 reverse-split on May 29, 2012 when the FINRA approved this transaction.

The accompanying notes are an integral part of these consolidated financial statements

F - 4

UMEWORLD LIMITED CONSOLIDATED

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(All amounts in US Dollars)

	Common Stock
	Number of Shares	Amount	Additional Paid in Capital	Accumulated Other Comprehensive Loss	(Deficiency)	Total UMeWorld Limited Stockholders’ Deficiency	Non-Controlling Interest	Total Gain/ (Deficiency)
Balance as of September 30, 2012	89,036,000	$8,904	$38,568,360	$(5,518)	$(19,122,924)	$19,448,822	$155,502	$19,604,324
Foreign Currency Translation				3,477		3,477	869	4,346
Non-Controlling Interest							15,620	15,620
Net Loss for the period					(19,658,287)	(19,658,287)		(19,658,287)
Completion of VIE			162,655			162,655		162,655
Re-domiciled to BVI			(16,687,499)		16,876,422	188,923		188,923
Balance of September 30, 2013	89,036,000	$8,904	$22,043,516	$(2,041)	$(21,904,789)	$145,590	$171,991	$317,581
Options issued			2,652,990			2,652,990		2,652,990
Warrants issued			39,969			39,969		39,969
Foreign Currency Translation				(939)		(939)	(235)	(1,174)
Non-Controlling Interest							15,624	15,624
Net Loss for the period					(3,872,371)	(3,872,371)		(3,872,371)
Adjustment to Re-domiciled to BVI			(9,022)			(9,022)		(9,022)
Balance of September 30, 2014	89,036,000	$8,904	$24,727,453	$(2,980)	$(25,777,160)	(1,043,783)	$187,380	$(856,403)

The accompanying notes are an integral part of these consolidated financial statements

F - 5

UMEWORLD LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

(All amounts in US Dollars)

	2014	2013	2012
CASH FLOW FROM OPERATING ACTIVITIES
Net Loss	$(3,856,747)	$(19,642,667)	$(92,893)
Noncash item:
Goodwill impairment	-	19,425,346	-
Non-Controlling Interest	15,389	19,966	(15,920)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	66,668	3,452	2,275
Stock based compensation	2,692,960	-	6,558
Changes in assets and liabilities:
Decrease/(Increase) in Prepayment	14,751	(13,675)	(564)
Decrease/(Increase) in Deferred Charges	47,914	(524,080)	5,000
Decrease/(Increase) in Accounts Receivable	162,099	(53,557)	(64,241)
Decrease/(Increase) in Loans Receivable	(1,016)	1,574,654	(1,574,654)
(Decrease)/Increase in Accounts Payable and Accruals Liabilities	154,532	208,244	3,620
(Decrease)/Increase in Accrued Interest and Notes Payable	67,977	47,004	(243,171)
Decrease/(Increase) in Deposit	(551)	(9,735)	(19,425,347)
Machinery & Equipment written off	-	-	(9,790)
NET CASH USED IN OPERATING ACTIVITIES	$(636,024)	$1,034,952	$(21,409,127)

CASH FLOWS FROM INVESTING ACTIVITIES
(Purchase)/Sale of Machinery and Equipment	(14,291)	(20,518)	67,077
NET CASH USED IN INVESTING ACTIVITIES	$(14,291)	$(20,518)	$67,077

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance/(Cancellation) of Common Stock	-	-	(690)
Additional Paid-in Capital	(79,029)	327,844	20,931,112
Issuance (repayment) of Notes Payable, net	318,923	(101,299)	382,174
NET CASH PROVIDED BY FINANCING ACTIVITIES	$239,894	$226,545	$21,312,596

Effect of exchange rate changes on cash and cash equivalents	5,521	4,663	3,410
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(404,900)	1,245,642	(26,044)
CASH and cash equivalents, beginning of year	1,249,984	4,342	30,386
CASH and cash equivalents, end of year	$845,084	$1,249,984	$4,342

SUPPLEMENTARY DISCLOSURE:
Income Tax Paid	$-	$-	$-
Interest Paid	$-	$13,175	$-
SUPPLEMENTARY NON-CASH ITEM DISCLOSURE:
Written off of stock acquisition goodwill	$-	19,425,346	-

The accompanying notes are an integral part of these consolidated financial statements

F - 6

UMEWORLD LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2014, 2013 AND 2012

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

The consolidated financial statements reflect the activities of the Company, 100% of AlphaRx Canada Limited, 80% of AIH and ALS (AIH’s wholly-owned subsidiary), and 100% of UMeLook accounted for on a self-sustained basis. All material inter-company accounts and transactions have been eliminated. Where the Company owns less than 100% of a consolidated entity the net assets belonging to the minority owners are accounted for as a non-controlling interest.

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

Cash and Cash Equivalents

Cash includes cash on hand, and amounts on deposit with banks. Cash equivalents include any other highly liquid cash investments purchased with maturity of three months or less which are readily convertible to cash. The carrying amount approximates fair value because of the immediate liquidity or short maturity of these instruments. As at September 30, 2014, 2013 and 2012 the Company had only cash on deposit and petty cash on hand.

F - 7

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

	September 30, 2014	September 30, 2013	September 30, 2012
Year end CAD : USD exchange rate	0.8964	0.9705	1.017
Average Yearly CAD : USD exchange rate	0.9239	0.8747	0.9928
Year end RMB : USD exchange rate	0.1625	0.1626	N/A
Average Yearly RMB : USD exchange rate	0.1629	0.1616	N/A

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

F - 8

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

F - 9

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

Recent Issued Standards

In July 2013, the FASB has issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force).U.S. GAAP does not include explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted.

The FASB has issued Accounting Standards Update (ASU) No. 2014-07, Applying Variable Interest Entities Guidance to Common Control Leasing Arrangements. The guidance addresses the consolidation of lessors in certain common control leasing arrangements and is based on a consensus reached by the Private Company Council (PCC).

F - 10

Under current U.S. GAAP, a company is required to consolidate an entity in which it has a controlling financial interest. The assessment of controlling financial interest is performed under either: (a) a voting interest model; or (b) a variable interest entity model. In a variable interest entity model, the company has a controlling financial interest when it has: (a) the power to direct the activities that most significantly affect the economic performance of the entity; and (b) the obligation to absorb losses or the right to receive benefits of the entity that could be potentially significant to the entity.

To determine which model applies, a company preparing financial statements must first determine whether it has a variable interest in the entity being evaluated for consolidation and whether that entity is a variable interest entity.

The new guidance allows a private company to elect (when certain conditions exist) not to apply the variable interest entity guidance to a lessor under common control. Instead, the private company would make certain disclosures about the lessor and the leasing arrangement.

Under the amendments in this ASU, a private company lessee could elect an alternative not to apply variable interest entity guidance to a lessor when:

-	The private company lessee and the lessor are under common control;

-	The private company lessee has a leasing arrangement with the lessor;

-	Substantially all of the activity between the private company lessee and the lessor is related to the leasing activities (including supporting leasing activities) between those two companies, and

-

If the private company lessee explicitly guarantees or provides collateral for any obligation of the lessor related to the asset leased by the private company, then the principal amount of the obligation at inception does not exceed the value of the asset leased by the private company from the lessor.

If elected, the accounting alternative should be applied to all leasing arrangements meeting the above conditions. The alternative should be applied retrospectively to all periods presented, and is effective for annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015. Early application is permitted for all financial statements that have not yet been made available for issuance.

NOTE 3. ACCOUNTS RECEIVABLE

	2014	2013	2012
Trade Accounts Receivable	$-	$1,741	$48,847
Other Accounts Receivable	440	160,798	1,574,654
	$440	$162,539	$1,623,501

The Company carries accounts receivable at the amounts it deems to be collectible. Accordingly, the Company provides allowances for accounts receivable it deems to be uncollectible based on management’s best estimates. Recoveries are recognized in the period they are received. The ultimate amount of accounts receivable that becomes uncollectible could differ from those estimated. No reserve for bad debts was established as at September 30, 2014, 2013 and 2012 as all amounts were deemed collectible.

NOTE 4. PROPERTY, PLANT & EQUIPMENT

	2014	2013	2012
Furniture and Fixtures	$6,612	$6,619	$-
Machinery and Equipment	17,357	17,372	-
COST	23,969	23,991	-
Less: Accumulated depreciation/amortization
Furniture and Fixtures	1,873	552	-
Machinery and Equipment	6,390	2,921	-
	8,263	3,473	-
NET	$15,706	$20,518	$-

F - 11

NOTE 5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of the following:

	2014	2013	2012
Accounts Payable	$404,986	$252,749	$520,594
Professional services (legal, audit, financial)	15,000	14,000	15,000
Other	70,447	69,152	-
	$490,433	$355,901	$542,594

NOTE 6. NOTES PAYABLE

The Company and its subsidiaries issued $318,923 and repaid $15,607 in promissory notes, net of repayments during the years ended September 30, 2014, 2013 and 2012 respectively. The newly issued and existing promissory notes bear interest at rates of 8% - 12% per annum and are repayable on or before the first anniversary date of issuance. Included in Promissory Notes payable is $79,699 in Notes Payable including accrued interest of $30,398 to Michael Lee – CEO at September 30, 2014. (As at September 30, 2014 Notes Payable plus accrued interest of $30,398 owing to Mr. Lee totaled $79,699. As at September 30, 2013 Notes Payable plus accrued interest of $27,731 owing to Mr. Lee totaled $70,922.). See also Related Party Transactions Note 14.

September 30,	2014	2013	2012
Promissory Notes Issued and outstanding, net of repayments and conversions:	$916,750	$597,827	$699,126
Interest accrued	411,766	343,789	296,786
Promissory Notes Payable	$1,328,516	$941,616	$995,912

NOTE 7. NON-CONTROLLING INTEREST

On June 22, 2006, AlphaRx International Holdings Ltd. (“AIH”), previously a wholly-owned subsidiary of the Company issued 1,500 shares of its Common Stock to New Super Limited (“NSL”), an independent Hong Kong based corporation, at a price of approximately HK$ 6,667 per share or HK$ 10 million in cash (US$1,288,826). As a result AIH’s issued and outstanding shares were increased to 10,000 and the Company’s interest in AIH was reduced to 80%. With the consolidation of only 80% of AIH, a non-controlling interest was established, representing amounts owing to the minority shareholder. The capital infusion into AIH is accounted for as additional paid in capital on the consolidated financial statements of the Company.

NOTE 8. COMMITMENTS

The Company leases an automobile all on an operating lease basis. The aggregate minimum annual and total payments due under these operating leases are as follows:

As of September 30,	2014	2013
Car Lease	$4,534	10,288
TOTAL	$4,534	10,288

NOTE 9. COMMON STOCK

The Company is authorized to issue up to 250,000,000 shares of Common Stock. As of September 30, 2014, there were 89,036,000 shares of Common Stock issued and outstanding, with a stated par value of $0.0001 per share.

For the year ended September 30, 2012, the Company issued 300,000 shares of Common Stock to Dr. William Gannon under a private placement subscription, 1,060,000 shares of Common Stock were cancelled pursuant to an out of court settlement agreement with 2 former scientists. The Company also issued 70,000,000 shares of Common Stock for the acquisition of UMeLook Holdings Limited. During the year ended September 30, 2011, the Company issued 1,300,000 shares of Common Stock to Dr. Ford Moore, Dr. David Milroy, and Mr. Paul Dowell as private placement subscription.

F - 12

Net loss per share of Common Stock is not based on diluted shares since the effect would be anti-dilutive. The Company has warrants outstanding to purchase 948,030 shares of Common Stock and 14,750,000 options outstanding to purchase shares of Common Stock as at September 30, 2013. On a fully diluted basis there would be 104,734,030 shares of Common Stock issued and outstanding if all warrants and all options were to be exercised. Refer to Notes 12 and 13 respectively for more details on options and warrants. (As at September 30, 2012 and 2011 there would have been 90,544,030 and 22,253,039 shares outstanding on a diluted basis respectively if all outstanding warrants and options were exercised).

NOTE 10. INCOME TAXES

The regional sources of tax losses for the years ended September 30, 2014, 2013 and 2012 were as follows:

	2014	2013	2012
North America	$(3,141,208)	$(127,369)	$(98,893)
Outside North America	(716,713)	(631,107)	-
	$(3,857,921)	$(758,476)	$(92,893)

Tax losses by year of origin and year of expiry are as follows:

Year of Origin	Canada	Year of Expiry	Outside North America	Year of Expiry
2005	$732,448	2015
2006	682,619	2016
2007			293,528	2014
2008			99,852	2015
2009	97,040	2019	78,953	2016
2010	54,697	2020	27,267	2017
2011	184,138	2021
2012	90,950	2022
2013	123,867	2023	631,107	2020
2014	80,361	2024	716,713	2021
TOTAL	$2,046,120		$1,847,420
CONSOLIDATED TAX LOSSES			$3,893,540

The tax effect of material temporary differences representing deferred tax assets is estimated as follows:

	2014	2013	2012
Deferred tax assets:
North America	$5,846,486	$4,762,769	$4,718,827
Outside North America	232,634	169,606	105,708
Sub-total	6,079,120	4,932,375	4,824,535
Less Valuation allowance	(6,079,120)	(4,932,375)	(4,824,535)
Net deferred tax assets	-	-	-

The valuation allowance as of September 30, 2014, 2013 and 2012 totaled $6,079,120, $4,932,375 and $4,824,535 respectively which consisted primarily of established reserves for deferred tax assets on non-capital operating loss carry forwards for our entities in United States and our foreign entities. The tax rates being used to determine deferred tax assets are estimated at 34.5% for North America and 15% for outside North America. The consolidated effective tax (benefit) rate as a percentage of income (loss) before income taxes is as follows.

	2014	2013	2012
Combined Statutory Rates	31.3%	31.3%	31.3%
Non-deductible expenses	(9)	(9)	(9)
Change in valuation allowance	(22.3)	(22.3)	(22.3)
Effective tax rate	0%	0%	0%

F - 13

As of September 30, 2014, 2013 and 2012 the Company had no unrecognized tax benefits and as such required no adjustments to the financial statements. The Company records any interest and penalties related to tax matters within general and administrative expenses on the accompanying consolidated statements of operations and comprehensive loss. These amounts are not material to the consolidated financial statements for the periods presented. The Company’s US and Canadian tax returns are subject to examination by respective tax authorities. Generally tax years 2007 – 2010 remain open to examination by those respective tax authorities. (IRS in the United States and Canada Customs and Revenue Agency in Canada).

NOTE 11. STOCK OPTION PLANS

14,750,000 options were granted during the years ended September 30, 2014. There were 14,750,000 options outstanding to purchase shares of Common Stock as of September 30, 2014. The board of directors adopted the 2013 Share Incentive Plan, or the 2013 Plan, which became effective in July 2013. A total of 17,000,000 common shares of our company are reserved for issuance under the 2013 Plan.

Issue Date	No. of Options Issued	Exercise Price ($)	Share Price on Grant Date ($)	Expiry Date	Remaining Contractual Life (Years)
5/29/2014	12,750,000	0.15	0.18	5/29/2024	9.67
5/29/2014	2,000,000	0.20	0.18	5/29/2019	4.67
Balance As at September 30, 2014	14,750,000			Weighted Average Contractual Life (Years)	8.99

NOTE 12. WARRANTS

On January 9, 2012, the Company issued 30,000 warrants to purchase 30,000 shares of Common Stock at $0.075 per share expiring on June 30, 2014. On September 13, 2011, the Company issued 50,000 warrants to purchase 50,000 shares of Common Stock at $0.075 per share expiring on June 30, 2014.

On April 12, 2010, the Company issued 748,030 warrants to purchase 748,030 shares of Common Stock at $0.085 per share expiring on April 11, 2015. The warrants were issued in exchange for financial advisory services to be provided from the period from April 11, 2010 until Sep 30, 2010. The total fair value of the warrants has been estimated to be $262,090 using Black-Scholes option pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 103.86%, risk-free interest rate of 3%, and an expected life of 5 years. The company recorded $262,090 in stock based compensation for the year ended September 30, 2010 (2009- $73,725). No income tax benefit has been realized as a result of warrant amortization expenses during 2010 and 2009. Stock based compensation is included in general and administrative expenses seen on the consolidated statement of operations and comprehensive loss. As at September 30, 2013 there were 1,508,030 (were 7,540,150 before 1 for 5 reverse split) warrants issued and outstanding.

On September 24, 2014 and September 25, 2014, the Company issued 200,000 warrants to purchase 200,000 shares of Common Stock at $0.25 per share expiring on September 24 and 25, 2016 respectively. The total fair value of the warrants has been estimated to be $39,969 using Black-Scholes option pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 479.35%, risk-free interest rate of 1.08% and 1.03% respectively, and an expected life of 2 years. Stock based compensation is included in general and administrative expenses seen on the consolidated statement of operations and comprehensive loss.

F - 14

Additional details regarding warrant activity and warrants outstanding as of September 30, 2014, 2013 and 2012 are seen in the table below.

Issue Date	No. of Warrants Issued	Exercise Price ($)	Share Price on Grant Date ($)	Expiry Date	Remaining Contractual Life (Years)
4/1/2009	600,000	0.03	0.02	3/31/2014	0
4/12/2010	748,030	0.085	0.05	4/11/2015	0.53
8/03/2011	80,000	0.075	0.04	6/30/2014	0
9/13/2011	50,000	0.075	0.05	6/30/2014	0
1/9/2012	30,000	0.075	0.05	6/30/2014	0
Balance as at September 30, 2012 and 2013	1,508,030			Weighted Average Contractual Life (Years)	0.53
9/24/2014	100,000	0.25	0.2	9/24/2016	1.98
9/25/2014	100,000	0.25	0.2	9/25/2016	1.98
Balance as at September 30, 2014	948,030			Weighted Average Contractual Life (Years)	0.84

NOTE 13. RELATED PARTY TRANSACTIONS

The Company sourced some of its funding from its CEO and director - Mr. Lee, CEO and Dr. Ford Moore. Interest accrued on all loans outstanding to Mr. Lee and Dr. Moore totaled $30,445 as of September 30, 2014. The total loan amounts including accrued interest owing to Mr. Lee as of September 30, 2014, 2013, and 2012 were $79,699, $70,922, and $76,194, and owing to Dr. Moore as of September 30, 2014 were $20,047.

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

Revenues

The Company did not generate revenue for the year 2014. The Company derived revenues from royalties and from consulting services for the year ended September 30, 2013 and 2012.

	Years ended September 30,
Revenue Stream	2014	2013	2012
Disposal of Indaflex rights (Mexico Only)	$0	$760,329	$166,803
Consulting Fees (North America)	-	-	-
Gross Operating Revenue	0	760,329	166,803

Other non-operating revenue:
Forgone Accounts Payable	13,364	106,377	117,300
Gain from disposal of fixed assets	-	-	67,077
Legal Settlement	-	-	59,949
Interest Income	409	2,704	683

Total Revenues and Non-Operating Revenues	$13,773	$869,410	$411,812

	Years ended September 30,
Long Lived Assets	2014	2013	2012
North America	$-	$-	$-
Asia	15,706	20,518	-
Total Long Lived Assets	$15,706	$20,518	$-

F - 15

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

None.

F - 16