Form 20-F
period 2015-09-30
UMeWorld Ltd
filed 2016-01-29
CIK 1114936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: September 30, 2015

OR

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

OR

☐ Shell Company Report Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of event requiring this shell company report

For the transition period from __________to __________

Commission File Number: 000-30813

UMeWorld, Limited
(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of September 30, 2015 there were 89,036,000 shares outstanding of the issuer's Common Stock.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

If the report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Security Exchange Act of 1934. YES ☐ NO ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Security Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Security Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the issuer was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☐	Other ☐
by the International Accounting Standards Board

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

FORM 20-F

For the Year Ended September 30, 2015

INDEX

PRELIMINARY NOTES

PART I

Item 1.	Identity of Directors, Senior Management and Advisers	6
Item 2.	Offer Statistics and Expected Timetable	6
Item 3.	Key Information	6
	Selected Financial Data	6
	Currency Exchange Rate	6
	Capitalization and Indebtedness	6
	Risk Factors	6
Item 4.	Information of the Company	10
	History and Development of the Company	10
	Business Overview	10
	Organization Structure	11
	Property, Plants and Equipment	12
	Unresolved Staff Comments	12
Item 5.	Operating and Financial Review and Prospects	13
Item 6.	Directors, Senior Management and Employees	15
Item 7.	Major Shareholders and Related Party Transactions	19
Item 8.	Financial Information	20
Item 9.	The Offer and Listings	20
Item 10.	Additional Information	21
	Share Capital	21
	Memorandum and Articles of Association	22
	Material Contracts	22
	Exchange Controls	22
	Taxation	23
	Dividend and Paying Agents	24
	Statement by Experts	24
	Documents on Display	24
Item 11.	Quantitative and Qualitative Disclosure About Market Risk	25
	Foreign Currency Exchange Rate Sensitivity	25
	Interest Rate Sensitivity	25
Item 12.	Description of Securities Other Than Equity Securities	25

3

PART II

Item 13.	Default, Dividend Arrearages and Delinquencies	26
Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds	26
Item 15.	Controls and Procedures	26
Item 16A.	Audit Committee Financial Experts	28
Item 16B.	Code of Ethics	28
Item 16C.	Principal Accountant Fees and Services	28
Item 16D.	Exemptions from the Listing Standards for Audit Committee	28
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	28

Pursuant to General Instruction E(b) of Form 20-F, this annual report includes the information specified in Parts I, II and III.

Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	"we," "us," "our company", "the company" or "our" refers to UMeWorld Limited, its predecessor entities and subsidiaries;
•	"China" or "PRC" refers to People's Republic of China, and for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;
•	"shares" or "common shares" refers to our common shares, par value US$0.0001 per share;
•

"RMB" or "Renminbi" refers to the legal currency of China, "HK$" refers to the legal currency of Hong Kong and "$," "dollars," "US$" or "U.S. dollars" refers to the legal currency of the United States.

•	"U.S. GAAP" refers to generally accepted accounting principles in the United States; and
•	"PRC GAAP" refers to generally accepted accounting principles in the People's Republic of China.

Our common shares are quoted on OTC Market under the symbol "UMEWF"

FORWARD-LOOKING INFORMAITON

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as "may," "should," "intend," "predict," "potential," "continue," "will," "expect," "anticipate," "estimate," "plan," "believe," "is /are likely to" or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

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

These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3 of this annual report, "Key information - Risk Factors" and elsewhere in this annual report.

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

We expect to derive a significant portion of our revenues from service fees from Chinese governmental agencies. Demand and ability to pay for our products and services by these agencies are affected by government budgetary cycles, funding availability and government policies. Funding reductions, reallocations or delays could adversely impact demand for our products and services by our clients or reduce the fees these clients are willing to pay for our products and services

A significant portion of our revenues are dependent on market acceptance of our online assessment platform and other cloud -based testing technologies, and if we are unable to anticipate and meet our clients' technological needs and challenges from new technologies and industry standards, our products and services may lose market acceptance or become obsolete, and our margins and results of operations may be adversely affected.

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

Due to the complexity of the technologies we have developed and use to create and deliver cloud-based tests for our clients, there is a risk that technical errors or failures may occur in relation to these services. These may include errors, failures or bugs in our self-developed software applications and test security technologies, breakdowns or failures of our servers and computer networks, and connectivity failures between our networks. While we have not experienced major problems to date due to errors, breakdowns, failures, bugs or defects, we cannot assure you that we will not experience such problems in the future. If such a problem were to occur, it could disrupt or compromise the integrity of the test taking process or of test content and results, which could lead to negative publicity and loss of clients and may subject us to liability claims. Although we have established a formal crisis management system to respond to technical problems, it has never been tested in a real crisis situation. Any litigation or negative publicity resulting from an error or failure, with or without merit, could result in substantial costs and divert management's attention and resources from our business and operations.

If we fail to maintain a strong brand identity, our business may not grow and our financial results may be adversely impacted.

We believe that maintaining and enhancing the value of the "UMFun" brand is important to attracting clients. Our success in maintaining brand awareness will depend on our ability to consistently provide high quality, value-adding, user-friendly and secure products and services. To establish a significant recognition of our "UMFun" brand among schools, teachers, students and parents, we may need to spend significant resources on advertising. As we have limited experience with advertising and other activities required to establish a widely recognized brand, we cannot assure you that we will effectively allocate our resources for these activities or succeed in maintaining and broadening our brand recognition and appeal. If we fail to maintain a strong brand identity, our business may not grow and our financial results may be adversely impacted.

We have significant historical losses and may continue to incur losses in the future.

We have incurred annual operating losses since our inception. As a result, at September 30, 2015 we had an accumulated loss of approximately $27,119,410. Our revenues for the years ended September 30, 2015, September 30, 2014 and September 30, 2013 were $0, $0 and $760,329 respectively. Our revenues have not been sufficient to sustain our operations. Revenues for 2013 consisted of royalty revenues, gain from disposal of fixed assets, and interest income, and in 2012 revenues consisted of royalty revenues, gain from disposal of fixed assets, forgo of salary from Chief Executive Officer, legal settlement, and interest income. In order to achieve profitability our revenue streams will have to increase and there is no assurance that revenues can increase to such a level. We may never be profitable. Our ability to achieve profitability is affected by various factors, including:

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

Our disclosure controls & procedures and internal control over financial reporting were ineffective

Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to conduct a comprehensive evaluation of their disclosure controls & procedures and internal control over financial reporting. At the end of each fiscal year, we must perform an evaluation of our disclosure controls & procedures and internal control over financial reporting, include in our annual report the results of the evaluation, and have our external auditors publicly attest to such evaluation. If material weaknesses were found in our disclosure controls & procedures and internal controls in the future, if we fail to complete future evaluations on time, or if our external auditors cannot attest to our future evaluations, we could fail to meet our regulatory reporting requirements and be subject to regulatory scrutiny and a loss of public confidence in our disclosure and internal controls, which could have an adverse effect on our stock price.In connection with management's assessment of the Company's disclosure controls & procedures and internal control over financial reporting, we identified the following material weakness in our disclosure controls & procedures and internal control over financial reporting as of September 30, 2015:

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

We are subject to currency fluctuations, which may affect our results

The majority of our expenses and some of our debt are in Chinese Yuan, Canadian dollars and U.S. dollars, while our revenues are primarily Chinese Yuan. We also incur expenses in Hong Kong dollars related to our Hong Kong subsidiaries. The fluctuation of the Canadian dollar, Hong Kong dollar and U.S. dollar vis-a-vis the Chinese Yuan could materially impact our operating results and financial position.

We will require additional financing to sustain our operations, and our ability to secure additional financing is uncertain.

We may be unable to raise on acceptable terms, if at all, the substantial capital resources necessary to conduct our operations. If we are unable to raise the required capital, we may be forced to curtail business development activities and, ultimately, cease operations. At September 30, 2015, we had working capital deficiency of $572,934 as compared to working capital deficiency of $40,775 as at September 30, 2014 and to a working capital of $593,601 as at September 30, 2013. The independent auditors' report for the year ended September 30, 2012 includes an explanatory paragraph stating that our recurring losses from operations and working capital levels raise substantial doubt about our ability to continue as a going concern.

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

Our Common Stock is traded on the OTC Market. As a result, the holders of our Common Stock may find it more difficult to obtain accurate quotations concerning the market value of the stock. Stockholders also may experience greater difficulties in attempting to sell the stock than if it was listed on a stock exchange or quoted on the Nasdaq National Market or the Nasdaq Small-Cap Market. Because our Common Stock is not traded on a stock exchange or on Nasdaq, and the market price of the Common Stock is less than $5.00 per share, the Common Stock is classified as a "penny stock." Rule 15g-9 of the Securities Exchange Act of 1934 imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an "established customer" or an "accredited investor." This includes the requirement that a broker-dealer must make a determination that investments in penny stocks are suitable for the customer and must make special disclosures to the customer concerning the risks of penny stocks. Application of the penny stock rules to our Common Stock could adversely affect the market liquidity of the shares, which in turn may affect the ability of holders of our Common Stock to resell the stock. We have a significant number of options and warrants outstanding that could be exercised in the future. Subsequent resales of these and other shares could cause the Company's stock price to decline. This could also make it more difficult to raise funds at acceptable levels, via future securities offerings.

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

Ownership of our Common Stock by Current Officers and Directors

The present officers and directors own approximately 5.98% of the outstanding shares of Common Stock, and are therefore no longer in a position to elect all of our Directors and otherwise control the Company. As of September 30, 2015, Vago International Limited controlled by Yee Chu beneficially owned approximately 62.90% of our outstanding capital stock. Chu therefore has significant influence over management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets, for the foreseeable future. This concentrated control limits or severely restricts our stockholders' ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. As a result, the market price of our common stock could be adversely affected.

ITEM 4. INFORMATION OF THE COMPANY

A.	History and Development of the Company

Introduction and History

UMeWorld (the "Company") was incorporated in August 8, 1997 in Delaware under its prior name AlphaRx Inc. The Company was re-domiciled to BVI and continued as a BVI registered company in January 7, 2013. On March 8, 2013, AlphaRx Inc. changed its name to UMeWorld Limited.

AlphaRx was a specialty pharmaceutical company dedicated to developing therapies to treat and manage pain. Prior to November, 2011, the business of the Company was focused on reformulating FDA approved and marketed drugs using its proprietary site-specific nano drug delivery technology. From 2000 until June 2011, substantial efforts and resources were devoted to understanding our nano drug delivery technology and establishing a product development pipeline that incorporated this technology with selected molecules. On November 4, 2011, the Company ceased all operations on its drug development business and adopted a new corporate development strategy that changed the business operation of the Company to digital media and digital education with an intense focus on China. On August 30, 2012, the Company acquired all of the issued and outstanding shares of UMeLook Holdings Limited ("UMeLook"), a digital media startup with an intense focus on China. The acquisition of UMeLook was completed as a share exchange through the issuance of 70,000,000 common shares of AlphaRx Inc. to the shareholders of UMeLook at a deemed price of $0.30 per share in exchange for all of the issued and outstanding shares in the capital of UMeLook. There were no changes of control of our officers and Board of Directors as a result of the Transaction.

B.	Business Overview

UMeWorld is an internet technology company with a focus on the K-12 education market in China. UMFun, the Company's K-12 flagship product, is a cloud-based, patent-pending, adaptive learning and assessment platform that can intelligently analyze and adapt to a student's performance and personalizes the delivery of proprietary educational items in accordance with the student's learning needs. UMFun's off-school version is made available to Chinese K-12 students through China Mobile, the world's largest mobile service provider by network scale and subscriber base, serving over 801,000,000 customers.

UMFun is currently available to China Mobile's subscription-based "AND! Education" platform in the Shanxi, Guangxi, Guizhou and Guangdong provinces, servicing over 16,000,000 paid subscribers. Established in 2003, China Mobile's "AND! Education" K-12 subscription-based communication plat-form is the largest of its' kind in the world, used primarily by teachers, students, parents and schools through the provinces that China Mobile services. Currently, this platform has over 90,000,000 paid subscribers system-wide and generates over US$2.1 billion in sales annually.

The kindergarten-to-grade-12 (K-12) educational system in China is the largest in the world, comprising approximately 200 million students. UMeWorld is on track to becoming a leading educational service provider in China.

Our objective is to become the leading kindergarten to grade 12 education services platform, content provider and social networking system in China's education sector. We intend to provide a range of services to government education authorities, schools, teachers, students and their parents. We have developed the UMFun Formative Assessment Item Bank, one of the most robust and comprehensive item banks available, is a repository of high-quality, standards-based item designed for us on district and classroom formative assessments to monitor and track student progress toward mastering standards. Using our item bank educators can:

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

We are a holding company, and we conduct our business primarily through our subsidiaries and PRC-affiliated entity incorporated in China. The following diagram illustrates our corporate structure as of September 30, 2015.

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

UMeWorld is headquartered in Causeway Bay, Hong Kong, where it leases its executive offices from which the Company is managed. A lease was executed with the landlord through October 30, 2016 and the monthly rent payment is $3,440.

Our principal executive offices are currently located at 31/F, Tower One, Times Square, Causeway Bay, Hong Kong. We can be contacted by email at info@UMeWorld.com.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Results of Operations

The following tables summarize the results of operations for the years ended September 30, 2015 and 2014 and the quarterly results of operations for the past two years:

	2015	2014
Year Ended September 30	$	$
Net Sales	0	0
Net Loss	(1,373,292)	(3,870,962)
Net Loss Per Share	(0.0154)	(0.0435)

Three Months Ended	Sep 30, 2015 $	Jun 30, 2015 $	Mar 31, 2015 $	Dec 31, 2014 $	Sep 30, 2014 $	Jun 30, 2014 $	Mar 31, 2014 $	Dec 31, 2013 $
Net Sales	0	0	0	0	0	0	0	0
Net Income (Loss)	(389,011)	(474,750)	(296,594)	(212,937)	(369,110)	(2,933,595)	(336,871)	(232,386)
Net Income (Loss) per Share (1)	(0.0043)	(0.0054)	(0.0033)	(0.0024)	(0.0041)	(0.0329)	(0.0038)	(0.0026)

NOTE (1) Net Loss per share on a quarterly basis does not equal net Loss per share for the annual periods due to rounding.

RESULTS OF OPERATIONS

Year ended September 30, 2015 as compared to year ended September 30, 2014

Revenues

Revenues totaled $0 for the year ended September 30, 2015 as compared to $0 generated for the year ended September 30, 2014.

General and Administrative Expenses

General and administrative expenses were $765,691 for the year ended September 30, 2015 as compared to $1,076,086 incurred for the same period a year ago, a decrease of $310,395 or about 28.84%. The decrease is due to the termination of Umelook.com video business operation.

Stock based compensation was $485,912 for the year ended September 30, 2015 as compared to $2,692,960 in 2014, a decrease of $2,207,084 or 82%. There are no further amounts remaining to be amortized related to warrants or options as at September 30, 2015. We anticipate issuance of additional options and warrants in the future, which may result in stock based compensation expense and warrant amortization expense.

General and administrative salary and consulting fees totaled $550,798 for the year ended September 30, 2015 as compared to $552,179 incurred for the same period a year ago, a decrease of $1,381 or about 0.25%, due mainly to lower headcount-related expenses.

We incurred $15,382 in investor relations expenses for the year ended September 30, 2015 as compared to $75,560 incurred in the same period a year ago, a decrease of $60,178 or about 79.6%.

We realized a foreign exchange gain of $160,312 for the year ended September 30, 2015 as compared to a foreign exchange loss of $77,783 generated during the same period a year ago, an increase of $238,095 between years.

We incurred travel expenses of $45,093 for the year ended September 30, 2015 as compared to $81,014 incurred during the same period a year ago, a decrease of $35,921 or about 44.34%.

Goodwill Impairment

We recorded no non-cash or goodwill impairment charge for the fiscal year ended September 30, 2015 and 2014.

Depreciation Expense

Depreciation expense totaled $4,793 for the year ended September 30, 2015 as compared to $4,804 incurred for the same period a year ago, a decrease of $11 or about 0.23%.

Interest Expense

We incurred $119,102 in net interest expense during 2015 as a result of our borrowings and the issuance of promissory notes yielding interest ranging from 10% - 12% per annum. This compares to $96,670 incurred during 2014 an increase of $22,432 or about 23.20%. We will continue to seek funding in the form of Promissory Notes, which will result in ongoing interest expense until more permanent equity financing or other forms of funding are sourced.

Loss from Continuing Operations and Net Loss

As a result of the above revenues and expenses, we incurred a loss from continuing operations of $1,370,750 for the year ended September 30, 2015 as compared to $3,872,371 incurred loss for the same period a year ago, a decrease of $2,501,621 or about 64.60%. Revenues decreased by $0 and expenses decreased by $2,517,454 in the year ended September 30, 2015 as compared to the previous year.

Cumulative Translation Adjustment and Comprehensive Loss

The cumulative translation adjustment ("CTA") stems from unrealized foreign exchange gains and losses resulting from translation of foreign currency subsidiaries into U.S. dollars. Although the CTA is reflected in the statement of operations, it is reflected after the net loss and flows into stockholders' equity/ (deficiency) directly. The CTA was a $2,118 loss for the year ended September 30, 2015 as compared to a loss of $1,174 for the year ended September 30, 2014. Netting the CTA against the Net Loss for the year results in comprehensive loss of $1,372,868 for the year ended September 30, 2015 as compared to a comprehensive loss of $3,871,197 incurred for the year ended September 30, 2014.

Liquidity And Capital Resources

At September 30, 2015, we had working capital deficiency of approximately $601,434 as compared to a working capital deficiency of $40,775 as at September 30, 2014. Since inception, we have financed operations primarily from the issuance of Common Stock. We expect to continue Common Stock issuances and issuance of promissory notes to fund our ongoing activities.

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

We expect to continue to spend capital on:

1.	development, sales and marketing activities related to UMFun, our digital education platform; and
2.	expansion into the English language training & test prep business.

The inability to raise capital would have a material adverse effect on the Company.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are material and which, in our opinion, could become material in the future.

Contractual Obligations and Commitments

Excluding accounts payable and accrued liabilities, the Company is committed to the following contractual obligations and commitments.

	2012	2013	2014	2015	2016
Operating Lease Obligations	$2,572	$10,288	$9,818	$4,534	28,900
Notes Payable (1)	995,912	941,616	1,328,516	1,556,318	1,613,766
Total	$998,484	$951,904	$1,338,334	$1,560,852	1,642,666

_____________

(1) These notes are unsecured and include accrued interest accruing at rates ranging from 8% -12% per annum.

Certain Factors that may Affect Future Results

Certain of the information contained in this document constitutes "forward-looking statements", including but not limited to those with respect to the future revenues, our development strategy, involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks and uncertainties associated with a drug delivery company including a history of net losses, unproven technology, lack of manufacturing experience, current and potential competitors with significant technical and marketing resources, need for future capital and dependence on collaborative partners and on key personnel. Additionally, we are subject to the risks and uncertainties associated with all drug delivery companies, including compliance with government regulations and the possibility of patent infringement litigation, as well as those factors disclosed in our documents filed from time to time with the United States Securities and Exchange Commission.

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

The following persons are the directors and executive officers of our company:

Name	Age	Position	Term
Michael M. Lee	52	Chairman of the Board of Directors, Chief Executive Officer	Since 8/8/1997
Sandro Persia	44	Secretary/Treasurer	Since 8/8/1997
Dr. David Milroy	63	Director	Since 4/15/2003
Dr. Ford Moore	63	Director	Since 4/15/2003

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

David Milroy, D.D.S. M.R.C.D. (C): Dr. Milroy is a Certified Oral & Maxillofacial Surgeon and has been in private practice in Richmond Hill, Woodbridge, and Port Hope, Ontario for the past twenty years. He graduated from the University of Toronto, Faculty of Dentistry with a Doctor of Dental Surgery degree in 1976 and a Residency in Oral & Maxillofacial Surgery at the University of Toronto, Toronto General and Toronto Doctor's Hospitals in 1982.

Ford Moore, D.D.S. F.R.C.D. (C): Dr. Moore is a certified Oral & Maxillofacial Surgeon, is engaged in a full-time private practice in Newmarket, Ontario that he established in 1981. Dr. Moore graduated from the University of Toronto with a Doctor of Dental Surgery degree in 1976, and completed a hospital Residency in Oral Surgery and Anesthesia at Toronto General Hospital, Toronto Doctor's Hospital and the University of Toronto in 1980.

All directors will hold office until the next annual stockholder's meeting and until their successors have been elected or qualified or until their death, resignation, retirement, removal, or disqualification. Vacancies on the board will be filled by a majority vote of the remaining directors. Officers of the Company serve at the discretion of the board of directors.

B.	Compensation of Directors and Executive Officers

Our directors did not receive any compensation for the year ended September 30, 2015 or 2014. Directors are reimbursed for direct out-of-pocket expenses for attendance at meetings of the Board of Directors and for expenses incurred for and on behalf of the Company.

Summary of Executive Compensation

The table below summarizes the compensation received by the Company's Chief Executive Officer for the fiscal years ended September 30, 2015, 2014 and 2013 and any other executive officer of the Company who received compensation in excess of $40,000 for services rendered during any of those years ("named executive officers").

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)	LONG TERM COMPENSATION SECURITIES UNDERLYING OPTION (#)
Michael M. Lee	2015	120,000	0	0
President & C.E.O.	2014	120,000	0	4,000,000
	2013	19,305	0	0

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

Granted Options. As of September 30, 2015, we had granted options to purchase an aggregate of 14,750,000 ordinary shares to our directors, officers and employees, all granted options are outstanding. Among these options:

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

The functions and powers of our board of directors include, among others:

•	convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;
•	issuing authorized but unissued shares;
•	declaring dividends and distributions;
•	exercising the borrowing powers of our company and mortgaging the property of our company;
•	approving the transfer of shares of our company, including the registering of such shares in our share register; and
•	exercising any other powers conferred by the shareholders' meetings or under our amended and restated memorandum and articles of association.

Board of Directors Committees

We were not able to attract an independent director with financial experience to sit on our board. Based on the size of the organization, however, effective controls over financial reporting and internal financial controls can still be effectively maintained without an audit committee. The board of directors has not yet established a compensation committee.

Audit Committee

Although its By-laws provide for the appointment of one, the Company is not yet required to have an Audit Committee as a result of the fact that our common stock is not considered a "listed security" as defined in Rule 10A-3 of the Exchange Act. There are currently no audit committee members that meet the criteria of "Financial Expert", however the company is actively working to appoint a "Financial Expert" in the current year.

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

The following table sets forth information with respect to ownership of the Company's securities by its officers and directors and by any person (including any "group") who is the beneficial owner of more than 5% of the Company's Common Stock. The total number of shares authorized is 250,000,000 shares of Common Stock, each of which has a par value of $0.0001. As of September 30, 2015 there were 89,036,000 shares of Common Stock issued and outstanding.

	Shares Beneficially Owned
Name	Number	Percentage
Directors & Executive Officers
Michael Lee	3,876,774	4.35%
Ford Moore	911,636	1.02%
David Milroy	700,000	0.79%
Sandro Persia	3,600	0.004%
All Directors and Executive Officers as a group	5,492,010	6.17%

5% or More Beneficial Owner
Vago International Limited(1)	56,000,000	62.90%
Yan Zeng	5,5000,000	6.18%

___________

(1) Vago International Limited is owned by Yee W. Chu

ITEM 7. MAJOR SHARHEOLDERS AND RELATED PARTY TRANSACTION

A.	Major Shareholders

Please refer to Item 6E. "Share Ownership."

B.	Related Party Transactions

Contractual Arrangements with Respect to Our Consolidated Affiliated Entities

We conduct our operations in China principally through contractual arrangements with our PRC subsidiary, our consolidated affiliated entity in China, and their respective shareholders. See Item 4.C. "Organizational Structure."

Loans from our CEO & directors

Mr. Lee, CEO and directors loaned us $111,915 during the year ended September 30, 2015. Interest accrued on all loans outstanding to Mr. Lee totaled $67,154 as of September 30, 2015.

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

See Item 18 "Financial Statements."

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

Under the previous PRC tax law, dividend payments to foreign investors made by FIEs, such as our PRC subsidiaries, were exempt from PRC withholding tax. Pursuant to the EIT Law that became effective on January 1, 2008, as well as the related implementation rules and other recently issued regulations, dividends payable by an FIE to its foreign investors are subject to a 10% withholding tax (unless the foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement). Distributions made from pre-January 1, 2008 retained earnings will not be subject to the withholding tax.

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

ITEM 9. THE OFFER AND LISTINGS

A.	Offering and Listing Details

See "-C. Markets"

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Common Stock is traded over-the-counter and its quotations are carried by the OTC Market Group.

The following table sets forth the range of high and low bid quotations for our Common Stock for the periods indicated from sources we deem reliable.

		High $	Low $
Fourth Quarter	(Ended September 30, 2015)	0.49	0.30
Third Quarter	(Ended June 30, 2015)	0.45	0.27
Second Quarter	(Ended March 31, 2015)	0.32	0.24
First Quarter	(Ended December 31, 2014)	0.28	0.18
Fourth Quarter	(Ended September 30, 2014)	0.28	0.17
Third Quarter	(Ended June 30, 2014)	0.46	0.18
Second Quarter	(Ended March 31, 2014)	0.38	0.20
First Quarter	(Ended December 31, 2013)	0.45	0.10

The foregoing quotations reflect inter-dealer prices without retail mark-up, markdown or commissions and may not necessarily represent actual transactions. Records of our stock transfer agent indicate that as of September 30, 2015 there were approximately 62 record holders of our Common Stock. This does not include an indeterminate number of stockholders who may hold their shares in "street name" or in nominee form.

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in "Item 4. Information on the Company" or elsewhere in this annual report.

D.	Exchange Controls

Regulation of Foreign Exchange

China's government imposes restrictions on the convertibility of the Renminbi and on the collection and use of foreign currency by Chinese entities. Under current regulations, the Renminbi is convertible for current account transactions, which include dividend distributions, interest payments, and the import and export of goods and services. Conversion of Renminbi into foreign currency and foreign currency into Renminbi for capital account transactions, such as direct investment, portfolio investment and loans, however, is still generally subject to the prior approval of the PRC State Administration of Foreign Exchange, or SAFE.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. The People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals.

Dividend Distributions

We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company's registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends.

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

People's Republic of China Taxation

On March 16, 2007, the National People's Congress, the PRC legislature, enacted the Enterprise Income Tax Law, or the New EIT Law which became effective on January 1, 2008, and on December 6, 2007, the State Council promulgated the Implementation Rules to the Enterprise Income Tax Law, or the Implementation Rules,which also became effective on January 1, 2008. Under the New EIT Law and its Implementation Rules, foreign-invested enterprises and domestic companies are subject to a uniform enterprise income tax rate of 25%, unless otherwise specified.

In addition, dividends payable to foreign investors by PRC resident enterprises are subject to a PRC withholding tax at the rate of 10% unless the foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. Pursuant to the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, the withholding tax may be lowered to 5% if the PRC enterprise is at least 25% directly held by a Hong Kong enterprise. According to Circular 601, non-resident enterprises that cannot provide valid supporting documents as to "beneficial ownership" may not be approved to enjoy tax treaty benefits, and the term "beneficial owners" refers to individuals, companies or other organizations normally engaged in substantive operations. These rules also expressly exclude a "conduit company," or a company established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in substantive operations, such as manufacturing, sales or management, from being deemed a beneficial owner. As a result, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to a reduced withholding tax rate of 5% if our Hong Kong subsidiaries are determined to be Hong Kong tax residents and beneficial owners under the Double Taxation Arrangement (Hong Kong).

Under the New EIT Law, enterprises organized under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25%on their worldwide income. The Implementation Rules define the term "de facto management body" as the management body that exercises substantial and overall control and management over the business, personnel, accounts and properties of an enterprise. Circular 82 sets out certain specific criteria for determining the location of the "de facto management bodies" of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Controlled Enterprise. Under Circular 82, a Chinese Controlled Enterprise shall be considered a resident enterprise if all of the following applies:

1)	the Chinese Controlled Enterprise's major management department and personnel who are responsible for carrying out daily operations are located in the PRC;

2)	the department or the personnel who have the right to decide or approve the Chinese Controlled Enterprise's financial and human resource matters are located in the PRC;

3)	the major assets, account book, company seal and meeting minutes of the Chinese Controlled Enterprise are located or stored in the PRC; and

4)	the directors or management personnel holding no less than 50% voting rights of the Chinese Controlled Enterprise habitually reside in the PRC.

Since the Company is not controlled by a PRC enterprise or a PRC enterprise group, it remains unclear whether the standards set out in the SAT Circular 82 will apply or be cited for reference when considering whether the "de facto management bodies" of the Company and its overseas subsidiaries are in the PRC or not. Furthermore, we do not believe that any of our offshore entities meet all of the conditions detailed above, as the key assets and records for these entities, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside of the PRC. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our offshore holding companies are located in China. If the PRC tax authorities determine that our British Virgin Islands holding company is a "resident enterprise" for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax may be imposed on dividends we pay to our non-PRC enterprise shareholders and, with respect to gains derived by our non-PRCenterprise shareholders, from transferring our shares. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

For a listing of our subsidiaries, see "Item 4. Information on the Company - C. Organizational Structure."

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

PART II

ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our "disclosure controls and procedures," as such term is defined in Rules 13a-15e promulgated under the Exchange Act as of this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were ineffective as of the end of the period covered by this report to provide reasonable assurance that material information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management is aware that there is a lack of segregation of certain duties at the Company due to the small number of employees with responsibility for general administrative and financial matters. This constitutes a deficiency in financial reporting. However, at this time, management has decided that considering the employees involved and the control procedures in place, the risks associated with such lack of segregation of duties are insignificant and the potential benefits of adding additional employees to clearly segregate duties do not justify the additional expenses associated with such increases. Management will periodically reevaluate this situation. If the volume of business increases and sufficient capital is secured, it is the Company's intention to further increase staffing to mitigate the current lack of segregation of duties within the general, administrative and financial functions.

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

Management's Annual Report on Internal Control over Financial Reporting

Management assessed our internal control over financial reporting as of September 30, 2015, the end of our fiscal year. Management based its assessment on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls.

Based on this assessment, management has concluded that as of September 30, 2015, our internal control over financial reporting was ineffective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Our report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only Management's report in this Form 20-F.

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

Changes in Internal Control over Financial Reporting

During the year ended September 30, 2015, there were no changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that was conducted during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees: For the year ended September 30, 2015 we incurred $45,000 in external audit fees, and quarterly reviews in connection with statutory and regulatory filings to our principal accountants as compared to approximately $15,000 for the year ended September 30, 2014.

Audit-Related Fees: For the years ended September 30, 2015 and 2014 we incurred no fees for assurance and related services by the principal accountant.

Tax Fees: For the year ended September 30, 2015 and September 30, 2014 we incurred NIL tax fees with our principal accountants.

All Other Fees: For the year ended September 30, 2015 we incurred NIL in other fees with our principal accountants.

Audit Committee's Pre-Approval Policies and Procedures: The Company currently does not have a designated Audit Committee, and accordingly, the Company's Board of Directors policy is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. The independent auditors and management are required to periodically report to the Company's Board of Directors regarding the extent of the services to be provided. Pre-approval is generally provided prior to the service commencing.

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

___________

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

UMEWORLD, LIMITED

DATED: January 29, 2016	By:	/s/ Michael M. Lee
Michael M. Lee, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant, in the capacities, and on the dates, indicated.

UMEWORLD, LIMITED

Directors:

DATED: January 29, 2016	By:	/s/ Michael M. Lee
Michael M. Lee, Director and
Chairman of the Board

	By:	/s/ David Milroy
David Milroy, Director

	By:	/s/ Ford Moore
Ford Moore, Director

UMEWORLD LIMITED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2015, 2014 AND 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
UMeWorld Limited("the Company")

We have audited the accompanying consolidated balance sheets of UMeWorld Limited (incorporated in the State of Delaware and re-domiciled to the British Virgin Islands), formerly known as AlphaRx Inc., as at September 30, 2015, 2014 and 2013, and the related consolidated statements of operations and comprehensive loss, cash flows and stockholders' deficiency for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UMeWorld Limited as at September 30, 2015, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in the United States of America.

The company is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal controls over financial reporting. Accordingly, we express no such opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Should the Company be unable to continue as a going concern, certain assets and liabilities will have to be adjusted to their liquidation values.

AWC (CPA) LIMITED
Hong Kong, China	Certified Public Accountants
January 29, 2016

UMEWORLD LIMITED
CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2015, 2014 AND 2013
(All amounts in US Dollars)

	2015	2014	2013
CURRENT ASSETS
Cash and Cash Equivalents	$351,058	$845,084	$1,249,984
Accounts Receivable (Note 3)	262	440	162,539
Deposit	9,357	10,286	9,735
Deferred Financing Cost	-	-	-
Prepayment	30,842	1,428	16,179
TOTAL CURRENT ASSETS	391,519	857,238	1,438,437
NON-CURRENT ASSETS
Property, Plant and Equipment, net (Note 4)	10,874	15,706	20,518
Loan Receivable	-	1,016	-
Deferred Charges	423,380	496,166	544,080
TOTAL NON-CURRENT ASSETS	434,254	512,888	564,598
TOTAL ASSETS	$825,773	$1,370,126	$2,003,035

CURRENT LIABILITIES
Accounts Payable and Accrued Liabilities (Note 5)	598,229	490,433	335,901
Unearned Revenue	394,724	407,580	407,937
TOTAL CURRENT LIABILITIES	992,953	898,013	743,838

NON-CURRENT LIABILITIES
Notes Payable (Note 6)	1,556,318	1,328,516	941,616
TOTAL LIABILITIES	$2,549,271	$2,226,529	$1,685,454
Going Concern (Note 1)
Commitments (Note 8)
Related Party Transactions (Note 13)

STOCKHOLDERS' DEFICIENCY
Common Stock: $ 0.0001 par value,
Authorized: 250,000,000 shares; Issued and outstanding
September 30, 2015, 2014 and 2013: 89,036,000 (Notes 9,11,12)	8,904	8,904	8,904
Additional Paid-in Capital	25,213,365	24,727,453	22,043,516
Deficit	(27,147,910)	(25,777,160)	(21,904,789)
Accumulated Other Comprehensive Loss	(1,286)	(2,980)	(2,041)
Non-Controlling Interest (Note 7)	203,429	187,380	171,991
TOTAL STOCKHOLDERS' EQUITY / (DEFICIENCY)	(1,723,498)	(856,403)	317,581
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/DEFICIENCY	$825,773	$1,370,126	$2,003,035

Signed: Michael Lee	Signed: Dr. Ford Moore
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

UMEWORLD LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(All amounts in US Dollars)

	2015	2014	2013

License Fees and Royalties	$-	$-	$760,329
TOTAL REVENUES	-	-	760,329

General and Administrative Expenses	765,691	1,076,086	994,931
Goodwill impairment (Note 15)	-	-	19,425,346
Stock-based Compensation	485,912	2,692,960	-
Depreciation	4,793	4,804	3,452
LOSS FROM OPERATIONS	(1,256,396)	(3,773,850)	(19,663,400)

OTHER INCOME
Other income	20,227	13,364	106,377
Interest income	146	409	2,704
OTHER EXPENSES
Interest Expense, net	(119,102)	(96,670)	(88,348)
LOSS BEFORE INCOME TAXES	(1,355,125)	(3,856,747)	(19,642,667)

INCOME TAX (Note 10)	-	-	-
Net Loss	(1,355,125)	(3,856,747)	(19,642,667)
Net (Income)/Loss attributable to Non-Controlling interests	(15,625)	(15,624)	(15,620)
Net Gain/(Loss) attributable to UMeWorld Limited Stockholders	(1,370,750)	(3,872,371)	(19,658,287)

Comprehensive Loss
Net Gain/(Loss)	(1,370,750)	(3,872,371)	(19,658,287)
Translation Adjustment	(2,118)	1,174	4,346
Comprehensive Gain/(Loss)	(1,372,868)	(3,871,197)	(19,653,941)
Comprehensive Income Attributable to Non-Controlling Interests	(424)	235	(869)
Comprehensive Gain/(Loss) Attributable to UMeWorld Limited Stockholders	(1,373,292)	(3,870,962)	(19,654,810)

Per Share Data
Net Loss Per Share, basic and diluted	$(0.0154)	$(0.0435)	$(0.2208)
Weighted Average Number of Common Shares Outstanding	89,036,000	89,036,000	89,036,000

The accompanying notes are an integral part of these consolidated financial statements.

UMEWORLD LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY

FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

(All amounts in US Dollars)

	Common Stock		Additional	Accumulated Other		Total UMeWorld Limited	Non-
	Number of Shares	Amount	Paid in Capital	Comprehensive Loss	(Deficiency)	Stockholders' Deficiency	Controlling Interest	Total Gain/ (Deficiency)

Balance of September 30, 2013	89,036,000	$8,904	$22,043,516	$(2,041)	$(21,904,789)	$145,590	$171,991	$317,581
Options issued	-	-	2,652,990	-	-	2,652,990	-	2,652,990
Warrants issued			39,969			39,969		39,969
Foreign Currency Translation				(939)		(939)	(235)	(1,174)
Non-Controlling Interest							15,624	15,624
Net Loss for the period					(3,872,371)	(3,872,371)		(3,872,371)
Adjustment to Re-domiciled to BVI			(9,022)			(9,022)		(9,022)
Balance of September 30, 2014	89,036,000	$8,904	$24,727,453	$(2,980)	$(25,777,160)	(1,043,783)	$187,380	$(856,403)
Warrants issued			485,912			485,912		485,912
Foreign Currency Translation				1,694		1,694	424	2,118
Non-Controlling Interest							15,625	15,625
Net Gain/(loss) for the period					(1,370,750)	(1,370,750)		(1,370,750)
Balance of September 30, 2015	89,036,000	$8,904	$25,213,365	$(1,286)	$(27,147,910)	(1,926,927)	$203,429	$(1,723,498)

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013
(All amounts in US Dollars)

	2015	2014	2013
CASH FLOW FROM OPERATING ACTIVITIES
Net Loss	$(1,355,125)	$(3,856,747)	$(19,642,667)
Noncash item:
Goodwill impairment	-	-	19,425,346
Non-Controlling Interest	16,049	15,389	19,966
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	4,793	66,668	3,452
Stock based compensation	485,912	2,692,960	-
Changes in assets and liabilities:
Decrease/(Increase) in Prepayment	(29,414)	14,751	(13,675)
Decrease/(Increase) in Deferred Charges	72,786	47,914	(524,080)
Decrease/(Increase) in Accounts Receivable	178	162,099	(53,557)
Decrease/(Increase) in Loans Receivable	1,016	(1,016)	1,574,654
(Decrease)/Increase in Accounts Payable and Accruals Liabilities	107,796	154,532	208,244
(Decrease)/Increase in Accrued Interest and Notes Payable	48,290	67,977	47,004
Decrease/(Increase) in Deposit	929	(551)	(9,735)
Machinery & Equipment written off	-	-	-
NET CASH USED IN OPERATING ACTIVITIES	$(646,790)	$(636,024)	$1,034,952

CASH FLOWS FROM INVESTING ACTIVITIES
(Purchase)/Sale of Machinery and Equipment	(307)	(14,291)	(20,518)
NET CASH USED IN INVESTING ACTIVITIES	$(307)	$(14,291)	$(20,518)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance / (Cancellation) of Common Stock	-	-	-
Additional Paid-in Capital	-	(79,029)	327,844
Issuance (repayment) of Notes Payable, net	276,349	318,923	(101,299)
NET CASH PROVIDED BY FINANCING ACTIVITIES	$276,349	$239,894	$226,545

Effect of exchange rate changes on cash and cash equivalents	(123,278)	5,521	4,663
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(494,026)	(404,900)	1,245,642
CASH and cash equivalents, beginning of year	845,084	1,249,984	4,342
CASH and cash equivalents, end of year	$351,058	$845,084	$1,249,984

SUPPLEMENTARY DISCLOSURE:
Income Tax Paid	$-	$-	$-
Interest Paid	$-	$-	$13,175

SUPPLEMENTARY NON-CASH ITEM DISCLOSURE:
Written off of stock acquisition goodwill	$-	$-	$19,425,346

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2015, 2014 AND 2013

(All amounts in US Dollars)

NOTE 1. NATURE OF BUSINESS AND GOING CONCERN

UMeWorld (the "Company") was incorporated under the laws of the State of Delaware on August 8, 1997 under its prior name AlphaRx Inc. The Company was re-domiciled to the British Virgin Islands ("BVI") and continued as a BVI registered company in January 7, 2013. On March 8, 2013, AlphaRx Inc. changed its name to UMeWorld Limited. AlphaRx Inc. was a pharmaceutical company specializing in the formulation of therapeutic products using proprietary drug delivery technologies. On November 4, 2011, the Company ceased all operations on its drug development business and adopted a new corporate development strategy that changed the business operation of the Company to digital media and digital education.

Effective June 30, 2006, AlphaRx International Holdings Limited (a British Virgin Islands company and an 80% owned subsidiary of AlphaRx Inc.) ("AIH") acquired 100% of Alpha Life Sciences Ltd. ("ALS") for a nominal amount and the assumption of approximately $63,000 of related party liabilities. ALS is primarily involved in research and development of drugs in the Asian market. Effective June 22, 2006, New Super Limited, an independent Hong Kong based corporation, subscribed for 1,500 shares of Common Stock of AIH, previously a wholly-owned subsidiary of the Company.

On August 30, 2012, the Company acquired all of the issued and outstanding shares of UMeLook Holdings Limited ("UMeLook"), a digital media startup with an intense focus on China. The acquisition of UMeLook was completed as a share exchange through the issuance of 70,000,000 common shares of AlphaRx Inc. to the shareholders of UMeLook at a deemed price of $0.30 per share in exchange for all of the issued and outstanding shares in the capital of UMeLook.

The consolidated financial statements reflect the activities of the Company, 100% of AlphaRx Canada Limited, 80% of AIH and ALS (AIH's wholly-owned subsidiary), and 100% of UMeLook accounted for on a self-sustained basis. All material inter-company accounts and transactions have been eliminated. Where the Company owns less than 100% of a consolidated entity the net assets belonging to the minority owners are accounted for as a non-controlling interest.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, they do not include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Factors relating to going concern issues include working capital deficiency, operating losses, stockholders' deficit, and continued reliance on external funding sources. Continuance of the Company as a going concern is dependent on its future profitability and on the on-going support of its stockholders, affiliates and creditors. In order to mitigate the going concern issues, the Company is constantly pursuing new business arrangements and striving to achieve profitability, and seeking capital funding on an ongoing basis via the issuance of Promissory Notes, and private placements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.

Cash and Cash Equivalents

Cash includes cash on hand, and amounts on deposit with banks. Cash equivalents include any other highly liquid cash investments purchased with maturity of three months or less which are readily convertible to cash. The carrying amount approximates fair value because of the immediate liquidity or short maturity of these instruments. As at September 30, 2015, 2014 and 2013 the Company had only cash on deposit and petty cash on hand.

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

Long-Term Financial Instruments

The fair value of each of the Company's long-term financial assets is based on the amount of future cash flows associated with each instrument discounted using an estimate of what the Company's current borrowing rate for similar instruments of comparable maturity would be.

It is of the management's opinion that the Company is not exposed to significant interest rate risk, credit risk or currency risks arising from these financial instruments.

Foreign Currency Translation

The Company maintains the books and records of AlphaRx Canada Ltd. in Canadian dollars, and the books and records of Alpha Life Sciences Ltd. and AlphaRx International Holdings Ltd. in Hong Kong dollars, their respective functional currencies. The records of these companies are converted to US dollars, the reporting currency. The translation method used is the current rate method. Under the current rate method all assets and liabilities are translated at the current rate, stockholders' equity accounts are translated at historical rates and revenues and expenses are translated at average rates for the year. Cumulative net translation adjustments related to equity accounts are included as a separate component of stockholders' deficiency.

	September 30, 2015	September 30, 2014	September 30, 2013

Year-end CAD: USD exchange rate	0.7458	0.8964	0.9705
Average Yearly CAD: USD exchange rate	0.8145	0.9239	0.8747
Year end RMB: USD exchange rate	0.1574	0.1625	0.1626
Average Yearly RMB: USD exchange rate	0.1625	0.1629	0.1616

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

The Company capitalizes expenditures that materially increase assets' lives and expenses ordinary repairs and maintenance to operations as incurred. When assets are sold or disposed or otherwise fully depreciated, the cost and related accumulated depreciation is removed from the accounts and any gain or loss is included in the statement of income and retained earnings.

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

Concentrations of Credit Risks and Revenues

The Company's receivables are unsecured and are generally due in 30 Days. Reserves for uncollectible receivables are determined by the Company periodically based on best estimates available and historical data, as well as the economic and financial status of its debtors. Investment in marketable securities carry normal market risk of fluctuation in the price of securities traded on recognized stock exchanges as well as liquidity and foreign exchange risks.

Currently, the Company does not have a diverse customer base. The Company relies on one licensee for all of its royalty revenues and has another licensee attempting to commercialize one of its product candidates. Should these licensees discontinue sales of our products, or should commercialization efforts of our product candidates be curtailed, our revenues could be adversely impacted.

Stock Based Compensation

The Company recognizes compensation cost for third party and employee services rendered in exchange for an equityinstrument award based on the fair value of the award on the date of grant. The Company uses the Black-Sholes option-pricing model in determining the fair value of options and warrants. In determining the expected volatility, the Company bases this assumption on the historical volatilities of the Company's common stock over the expected life of the stock acquisition rights.

Comprehensive Income

Comprehensive income is net income plus certain items that are recorded directly to stockholders' equity, bypassing net income. With the exception of foreign exchange gains and losses, the Company has no other components in its comprehensive income (loss) accounts.

Recent Issued Standards

The FASB has issued Accounting Standards Update (ASU) No. 2015-01, Income Statement - Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items.

The FASB issued this ASU as part of its initiative to reduce complexity in accounting standards. The objective of the simplification initiative is to identify, evaluate, and improve areas of U.S. GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to the users of financial statements.

This ASU eliminates from U.S. GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement - Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item.

If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either present or disclose earnings-per-share data applicable to the extraordinary item.

The FASB heard from stakeholders that the concept of extraordinary items causes uncertainty because it is unclear when an item should be considered both unusual and infrequent. Additionally, some stakeholders said that although users find information about unusual or infrequent events and transactions useful, they do not find the extraordinary item classification and presentation necessary to identify those events and transactions. Other stakeholders noted that it is extremely rare in current practice for a transaction or event to meet the requirements to be presented as an extraordinary item.

This ASU will also align more closely U.S. GAAP income statement presentation guidance with IAS 1, Presentation of Financial Statements, which prohibits the presentation and disclosure of extraordinary items.

The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The effective date is the same for both public business entities and all other entities.

The FASB has issued an Accounting Standards Update (ASU) No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which is intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions).

The ASU focuses on the consolidation evaluation for reporting organizations (public and private companies and not-for-profit organizations) that are required to evaluate whether they should consolidate certain legal entities.

In addition to reducing the number of consolidation models from four to two, the new standard simplifies the FASB Accounting Standards Codification™ and improves current GAAP by:

-

Placing more emphasis on risk of loss when determining a controlling financial interest. A reporting organization may no longer have to consolidate a legal entity in certain circumstances based solely on its fee arrangement, when certain criteria are met.

-	Reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity (VIE).

-	Changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs.

The ASU will be effective for periods beginning after December 15, 2015, for public companies. For private companies and not-for-profit organizations, the ASU will be effective for annual periods beginning after December 15, 2016; and for interim periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period.

The FASB has issued Accounting Standards Update (ASU) No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU.

For public business entities, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016.

Early adoption of the amendments is permitted for financial statements that have not been previously issued.

The amendments should be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle. These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted, and the effect of the change on the financial statement line items (i.e., debt issuance cost asset and the debt liability).

The FASB has issued Accounting Standards Update (ASU) No. 2015-04, Compensation - Retirement Benefits (Topic 715): Practical Expedient for the Measurement Date of an Employer's Defined Benefit Obligation and Plan Assets. For an entity with a fiscal year-end that does not coincide with a month-end, the amendments in this ASU provide a practical expedient that permits the entity to measure defined benefit plan assets and obligations using the month-end that is closest to the entity's fiscal year-end and apply that practical expedient consistently from year to year. The practical expedient should be applied consistently to all plans if an entity has more than one plan. Employee benefit plans are not within the scope of the amendments.

If a contribution or significant event (such as a plan amendment, settlement, or curtailment that calls for a remeasurement in accordance with existing requirements) occurs between the month-end date used to measure defined benefit plan assets and obligations and an entity's fiscal year-end, the entity should adjust the measurement of defined benefit plan assets and obligations to reflect the effects of those contributions or significant events. However, an entity should not adjust the measurement of defined benefit plan assets and obligations for other events that occur between the month-end measurement and the entity's fiscal year-end that are not caused by the entity (e.g., changes in market prices or interest rates).

If an entity applies the practical expedient and a contribution is made between the month-end date used to measure defined benefit plan assets and obligations and the entity's fiscal year-end, the entity should not adjust the fair value of each class of plan assets for the effects of the contribution. Instead, the entity should disclose the amount of the contribution to permit reconciliation of the total fair value of all the classes of plan assets in the fair value hierarchy to the ending balance of the fair value of plan assets.

An entity is required to disclose the accounting policy election and the date used to measure defined benefit plan assets and obligations in accordance with the amendments in this ASU.

The amendments are effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Earlier application is permitted. The amendments should be applied prospectively.

IFRS does not have a practical expedient that permits an entity to measure defined benefit plan assets and obligations as of the month-end that is closest to the entity's fiscal year-end (or the month-end that is closest to the date of a significant event that occurred in an interim period), whereas the amendments in this Update provide that practical expedient.

The FASB has issued Accounting Standards Update No. 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. Existing GAAP does not include explicit guidance about a customer's accounting for fees paid in a cloud computing arrangement. Examples of cloud computing arrangements include: (a) software as a service; (b) platform as a service; (c) infrastructure as a service; and (d) other similar hosting arrangements.

The amendments add guidance to Subtopic 350-40, Intangibles - Goodwill and Other - Internal-Use Software, which will help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement. The guidance already exists in the FASB Accounting Standards Codification™ in paragraphs 985-605-55-121 through 55-123, but it is included in a Subtopic applied by cloud service providers to determine whether an arrangement includes the sale or license of software.

The amendments provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The amendments do not change the accounting for a customer's accounting for service contracts. As a result of the amendments, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets.

For public business entities, the amendments will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. For all other entities, the amendments will be effective for annual periods beginning after December 15, 2015, and interim periods in annual periods beginning after December 15, 2016. Early adoption is permitted for all entities.

An entity can elect to adopt the amendments either: (1) prospectively to all arrangements entered into or materially modified after the effective date; or (2) retrospectively. For prospective transition, the only disclosure requirements at transition are the nature of and reason for the change in accounting principle, the transition method, and a qualitative description of the financial statement line items affected by the change. For retrospective transition, the disclosure requirements at transition include the requirements for prospective transition and quantitative information about the effects of the accounting change.

The FASB has issued ASU No. 2015-06, Earnings Per Share (Topic 260): Effects on Historical Earnings per Unit of Master Limited Partnership Dropdown Transactions (a consensus of the FASB Emerging Issues Task Force). The amendments apply to master limited partnerships subject to the Master Limited Partnerships Subsections of Topic 260, Earnings per Share, that receive net assets through a dropdown transaction.

The amendments specify that for purposes of calculating historical earnings per unit under the two-class method, the earnings (losses) of a transferred business before the date of a dropdown transaction should be allocated entirely to the general partner. In that circumstance, the previously reported earnings per unit of the limited partners (which is typically the earnings per unit measure presented in the financial statements) would not change as a result of the dropdown transaction. Qualitative disclosures about how the rights to the earnings (losses) differ before and after the dropdown transaction occurs for purposes of computing earnings per unit under the two-class method also are required.

Current GAAP does not contain guidance for master limited partnerships that specifies how historical earnings per unit should be affected when a dropdown transaction occurs that is accounted for as a transaction between entities under common control.

The amendments are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Earlier application is permitted. The amendments should be applied retrospectively for all financial statements presented.

The FASB has issued Accounting Standards Update 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments apply to reporting entities that elect to measure the fair value of an investment using the net asset value per share (or its equivalent) practical expedient.

Topic 820, Fair Value Measurement, permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of whether the investment is redeemable with the investee at net asset value on the measurement date, never redeemable with the investee at net asset value, or redeemable with the investee at net asset value at a future date. For investments that are redeemable with the investee at a future date, a reporting entity must consider the length of time until those investments become redeemable to determine the classification within the fair value hierarchy.

The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

The amendments are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented. The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity's financial statements. Earlier application is permitted.

The FASB has issued ASU No. 2015-08, Business Combinations (Topic 805): Pushdown Accounting-Amendments to SEC Paragraphs Pursuant to Staff Accounting Bulletin No. 115. This ASU amends various SEC paragraphs of the FASB Accounting Standards CodificationTM pursuant to the issuance of SEC Staff Accounting Bulletin No. 115.

The FASB has issued Accounting Standards Update (ASU) No. 2015-10, Technical Corrections and Improvements. The amendments cover a wide range of Topics in the FASB Accounting Standards Codification™ (Codification). The amendments generally fall into one of the types of amendments listed below.

1.

Amendments Related to Differences between Original Guidance and the Codification. These amendments arose because of differences between original guidance (e.g., FASB Statements, EITF Issues, and so forth) and the Codification. These amendments principally carry forward pre-Codification guidance or subsequent amendments into the Codification. Many times, either the writing style or phrasing of the original guidance did not directly translate into the Codification format and style. As a result, the meaning of the guidance might have been unintentionally altered. Alternatively, amendments in this section may relate to guidance that was codified without some text, references, or phrasing that, upon review, was deemed important to the guidance.

2.

Guidance Clarification and Reference Corrections. These amendments provide clarification through updating wording, correcting references, or a combination of both. In most cases, the feedback suggested that, without these enhancements, guidance may be misapplied or misinterpreted.

3.

Simplification. These amendments streamline or simplify the Codification through minor structural changes to headings or minor editing of text to improve the usefulness and understandability of the Codification.

4.	Minor Improvements. These amendments improve the guidance and are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities.

The amendments represent changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. In addition, some of the amendments will make the Codification easier to understand and easier to apply by eliminating inconsistencies, providing needed clarifications, and improving the presentation of guidance in the Codification.

Transition guidance varies based on the amendments. The amendments that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. All other amendments will be effective upon issuance.

The FASB has issued Accounting Standards Update (ASU) No, 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory.

Topic 330, Inventory, currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin.

The amendments do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost.

An entity should measure in scope inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method.

The amendments more closely align the measurement of inventory in GAAP with the measurement of inventory in International Financial Reporting Standards.

For public business entities, the amendments are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The amendments should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period.

The FASB has issued Accounting Standards Update (ASU) No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The amendments in ASU 2015-14 defer the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. All other entities may apply the guidance in ASU 2014-09 earlier as of an annual reporting period beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities also may apply the guidance in ASU 2014-09 earlier as of an annual reporting period beginning after December 15, 2016, and interim reporting periods within annual reporting periods beginning one year after the annual reporting period in which the entity first applies the guidance in ASU 2014-09.

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

NOTE 3. ACCOUNTS RECEIVABLE

	2015	2014	2013

Trade Accounts Receivable	$-	$-	$1,741
Other Accounts Receivable	262	440	160,798
	$262	$440	$162,539

The Company carries accounts receivable at the amounts it deems to be collectible. Accordingly, the Company provides allowances for accounts receivable it deems to be uncollectible based on management's best estimates. Recoveries are recognized in the period they are received. The ultimate amount of accounts receivable that becomes uncollectible could differ from those estimated. No reserve for bad debts was established as at September 30, 2015, 2014 and 2013 as all amounts were deemed collectible.

NOTE 4. PROPERTY, PLANT & EQUIPMENT

	2015	2014	2013

Furniture and Fixtures	$6,404	$6,612	$6,619
Machinery and Equipment	17,117	17,357	17,372
COST	23,521	23,969	23,991
Less: Accumulated depreciation/amortization
Furniture and Fixtures	3,096	1,873	552
Machinery and Equipment	9,551	6,390	2,921
	12,647	8,263	3,473
NET	$10,874	$15,706	$20,518

NOTE 5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of the following:

	2015	2014	2013

Accounts Payable	$417,866	$404,986	$252,749
Professional services (legal, audit, financial)	16,500	15,000	14,000
Other	135,363	70,447	69,152
	$569,729	$490,433	$355,901

NOTE 6. NOTES PAYABLE

The Company and its subsidiaries issued $276,349, $318,923, $0 and repaid $0, $15,607, $101,299 in promissory notes, net of repayments during the years ended September 30, 2015, 2014 and 2013 respectively. The newly issued and existing promissory notes bear interest at rates of 8% - 12% per annum and are repayable on or before the first anniversary date of issuance. Included in Promissory Notes payable is $67,154 including accrued interest of $29,866 to Michael Lee - CEO at September 30, 2015. (As at September 30, 2014 Notes Payable plus accrued interest of $30,398 owing to Mr. Lee totaled $79,699. As at September 30, 2013 Notes Payable plus accrued interest of $27,731 owing to Mr. Lee totaled $70,922.). See also Related Party Transactions Note 14.

September 30,	2015	2014	2013

Promissory Notes Issued and outstanding, net of repayments and conversions:	$1,096,523	$916,750	$597,827
Interest accrued	459,795	411,766	343,789
Promissory Notes Payable	$1,556,318	$1,328,516	$941,616

NOTE 7. NON-CONTROLLING INTEREST

On June 22, 2006, AlphaRx International Holdings Ltd. ("AIH"), previously a wholly-owned subsidiary of the Company issued 1,500 shares of its Common Stock to New Super Limited ("NSL"), an independent Hong Kong based corporation, at a price of approximately HK$ 6,667 per share or HK$ 10 million in cash (US$1,288,826). As a result, AIH's issued and outstanding shares were increased to 10,000 and the Company's interest in AIH was reduced to 80%. With the consolidation of only 80% of AIH, a non-controlling interest was established, representing amounts owing to the minority shareholder. The capital infusion into AIH is accounted for as additional paid in capital on the consolidated financial statements of the Company.

NOTE 8. COMMITMENTS

The Company leases an automobile all on an operating lease basis. The aggregate minimum annual and total payments due under these operating leases are as follows:

As of September 30,	2015	2014	2013
Car Lease	$28,900	4,534	10,288
TOTAL	$28,900	4,534	10,288

NOTE 9. COMMON STOCK

The Company is authorized to issue up to 250,000,000 shares of Common Stock. As of September 30, 2015, there were 89,036,000 shares of Common Stock issued and outstanding, with a stated par value of $0.0001 per share.

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

Net loss per share of Common Stock is not based on diluted shares since the effect would be anti-dilutive. The Company has warrants outstanding to purchase 1,674,655 shares of Common Stock and 14,750,000 options outstanding to purchase shares of Common Stock as at September 30, 2015. On a fully diluted basis there would be 105,460,655 shares of Common Stock issued and outstanding if all warrants and all options were to be exercised. Refer to Notes 11 and 12 respectively for more details on options and warrants. (As at September 30, 2014 and 2013 there would have been 104,734,030 and 90,544,030 shares outstanding on a diluted basis respectively if all outstanding warrants and options were exercised).

NOTE 10. INCOME TAXES

The regional sources of tax losses for the years ended September 30, 2015, 2014 and 2013 were as follows:

	2015	2014	2013

North America	$(813,409)	$(3,141,208)	$(127,369)
Outside North America	(527,184)	(716,713)	(631,107)
	$(1,340,593)	$(3,857,921)	$(758,476)

Tax losses by year of origin and year of expiry are as follows:

Year of	United	Year of		Year of	Outside	Year of
Origin	States	Expiry	Canada	Expiry	North America	Expiry

1998	212,899	2018
1999	795,878	2019
2000	6,179	2020
2001	292,351	2021
2002	1,017,792	2022
2003	1,189,476	2023
2004	790,108	2024
2005	2,166,634	2025	$732,448	2015
2006	1,764,202	2026	682,619	2016
2007	1,530,976	2027			293,528	2014
2008	1,266,180	2028			99,852	2015
2009	208,940	2029	97,040	2019	78,953	2016
2010	477,350	2030	54,697	2020	27,267	2017
2011	77,922	2031	184,138	2021
2012	38,979	2032	90,950	2022
2013	3,502	2033	123,867	2023	631,107	2020
2014	3,060,847	2034	80,361	2024	716,713	2021
2015	813,409	2035			527,184	2022
TOTAL	$15,713,624		$2,046,120		$2,374,604
CONSOLIDATED TAX LOSSES					$20,134,348

The tax effect of material temporary differences representing deferred tax assets is estimated as follows:

	2015	2014	2013
Deferred tax assets:
North America	$5,874,417	$5,846,486	$4,762,769
Outside North America	297,184	232,634	169,606
Sub-total	6,171,601	6,079,120	4,932,375
Less Valuation allowance	(6,171,601)	(6,079,120)	(4,932,375)
Net deferred tax assets	-	-	-

The valuation allowance as of September 30, 2015, 2014 and 2013 totaled $6,171,601, $6,079,120 and $4,932,375 respectively which consisted primarily of established reserves for deferred tax assets on non-capital operating loss carry forwards for our entities in United States and our foreign entities. The tax rates being used to determine deferred tax assets are estimated at 34.5% for North America and 15% for outside North America. The consolidated effective tax (benefit) rate as a percentage of income (loss) before income taxes is as follows.

	2015	2014	2013

Combined Statutory Rates	31.3%	31.3%	31.3%
Non-deductible expenses	(9)	(9)	(9)
Change in valuation allowance	(22.3)	(22.3)	(22.3)
Effective tax rate	0%	0%	0%

As of September 30, 2015, 2014 and 2013 the Company had no unrecognized tax benefits and as such required no adjustments to the financial statements. The Company records any interest and penalties related to tax matters within general and administrative expenses on the accompanying consolidated statements of operations and comprehensive loss. These amounts are not material to the consolidated financial statements for the periods presented. The Company's US and Canadian tax returns are subject to examination by respective tax authorities. Generally, tax years 2007 - 2015 remain open to examination by those respective tax authorities. (IRS in the United States and Canada Customs and Revenue Agency in Canada).

NOTE 11. STOCK OPTION PLANS

Zero options were granted during the years ended September 30, 2015. There were 14,750,000 options outstanding to purchase shares of Common Stock as of September 30, 2015. The board of directors adopted the 2013 Share Incentive Plan, or the 2013 Plan, which became effective in July 2013. A total of 17,000,000 common shares of our company are reserved for issuance under the 2013 Plan.

Issue Date	No. of Options Issued	Exercise Price ($)	Share Price on Grant Date ($)	Expiry Date	Remaining Contractual Life (Years)

5/29/2014	12,750,000	0.15	0.18	5/29/2024	8.67
5/29/2014	2,000,000	0.20	0.18	5/29/2019	3.67

Balance as at September 30 2015	14,750,000			Weighted Average Contractual Life (Years)	7.99

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

On September 24, 2014 and September 25 2014, the Company issued 200,000 warrants to purchase 200,000 shares of Common Stock at $0.25 per share expiring on September 24 and 25, 2016 respectively. The total fair value of the warrants has been estimated to be $39,969 using Black-Scholes option pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 479.35%, risk-free interest rate of 1.08% and 1.03% respectively, and an expected life of 2 years. Stock based compensation is included in general and administrative expenses seen on the consolidated statement of operations and comprehensive loss.

On October 7, 2014 the Company issued 100,000 warrants to purchase 100,000 shares of Common Stock at $0.25 per share expiring on October 7, 2016. The total fair value of the warrants has been estimated to be $19,984 using Black-Scholes option pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 479.35%, risk-free interest rate of 0.98%, and an expected life of 2 years. Stock based compensation is included in general and administrative expenses seen on the consolidated statement of operations and comprehensive loss.

On January 20, 2015, January 29, 2015 and February 3, 2015, the Company issued 335,850 warrants to purchase 335,850 shares of Common Stock at $0.25 per share expiring on January 20, 29 and February 3, 2018 respectively. The total fair value of the warrants has been estimated to be $101,694 using Black-Scholes option pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 392.60%, risk-free interest rate of 0.85%, 0.84% and 0.85% respectively, and an expected life of 3 years. Stock based compensation is included in general and administrative expenses seen on the consolidated statement of operations and comprehensive loss.

On April 21, 2015 the Company issued 629,030 warrants to purchase 629,030 shares of Common Stock at $0.25 per share expiring on April 21, 2018. The total fair value of the warrants has been estimated to be $220,058 using Black-Scholes option pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 398.43%, risk-free interest rate of 0.86%, and an expected life of 3 years. Stock based compensation is included in general and administrative expenses seen on the consolidated statement of operations and comprehensive loss.

On August 4, 2015, September 17, 2015, September 25, 2015 and September 29, 2015, the Company issued 409,775 warrants to purchase 409,775 shares of Common Stock at $0.30 per share expiring on August 4, September 17, 25 and 29, 2018 respectively. The total fair value of the warrants has been estimated to be $144,176 using Black-Scholes option pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 393.93%, 334.50%, 333.91%, 332.95%, risk-free interest rate of 1.08%, 1.00%, 1.00% and 0.92% respectively, and an expected life of 3 years. Stock based compensation is included in general and administrative expenses seen on the consolidated statement of operations and comprehensive loss.

Additional details regarding warrant activity and warrants outstanding as of September 30, 2014, 2013 and 2012 are seen in the table below.

Issue Date	No. of Warrants Issued	Exercise Price ($)	Share Price on Grant Date ($)	Expiry Date	Remaining Contractual Life (Years)

4/1/2009	600,000	0.03	0.02	3/31/2014	0
4/12/2010	748,030	0.085	0.05	4/11/2015	0.53
8/03/2011	80,000	0.075	0.04	6/30/2014	0
9/13/2011	50,000	0.075	0.05	6/30/2014	0
1/9/2012	30,000	0.075	0.05	6/30/2014	0
Balance as at September 30, 2012 and 2013	1,508,030			Weighted Average Contractual Life (Years)	0.53
9/24/2014	100,000	0.25	0.2	9/24/2016	1.98
9/25/2014	100,000	0.25	0.2	9/25/2016	1.98
Balance as at September 30, 2014	948,030			Weighted Average Contractual Life (Years)	0.84
10/07/2014	100,000	0.25	0.2	10/07/2016	1.02
1/20/2015	50,000	0.25	0.32	1/20/2018	2.30
1/29/2015	160,850	0.25	0.30	1/29/2018	2.33
2/3/2015	125,000	0.25	0.30	2/3/2018	2.34
4/21/2015	629,030	0.25	0.35	4/21/2018	2.55
8/4/2015	9,775	0.30	0.35	8/4/2018	2.83
9/17/2015	125,000	0.30	0.30	9/17/2018	2.96
9/25/2015	125,000	0.30	0.35	9/25/2015	2.98
9/29/2015	150,000	0.30	0.40	9/29/2018	3.00
Balance as at September 30, 2015	1,674,655			Weighted Average Contractual Life (Years)	2.33

NOTE 13. RELATED PARTY TRANSACTIONS

The Company sourced some of its funding from its CEO and director - Mr. Lee, CEO and Dr. Ford Moore. Interest accrued on all loans outstanding to Mr. Lee and Dr. Moore totaled $34,346 as of September 30, 2015. The total loan amounts including accrued interest owing to Mr. Lee as of September 30, 2015, 2014, and 2013 were $67,154, $79,699, and $70,922 and owing to Dr. Moore as of September 30, 2015 were $74,480.

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

Revenues

The Company did not generate revenue for the year 2015. The Company derived revenues from royalties and from consulting services for the year ended September 30, 2014 and 2013.

	Years ended September 30,
Revenue Stream	2015	2014	2013
Disposal of Indaflex rights (Mexico Only)	$0	$0	$760,329
Consulting Fees (North America)	-	-	-
Gross Operating Revenue	0	0	760,329

Other non-operating revenue:
Forgone Accounts Payable	20,227	13,364	106,377
Gain from disposal of fixed assets	-	-	-
Legal Settlement	-	-	-
Interest Income	416	409	2,704

Total Revenues and Non-Operating Revenues	$20,373	$13,773	$869,410

	Years ended September 30,
Long Lived Assets	2015	2014	2013
North America	$-	$-	$-
Asia	10,874	15,706	20,518
Total Long Lived Assets	$10,874	$15,706	$20,518

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

NOTE 16. RECLASSIFICATIONS

Certain amounts from prior year have been reclassified to conform to current year's presentation.

NOTE 17. SUBSEQUENT EVENTS

The Company signed a revenue sharing agreement with China Mobile Guizhou Branch for the commercial use of UMFun by China Mobile in Guizhou Province in January 2016. Previously, UMFun was made available free of charge to China Mobile's users in the Guizhou Province. UMFun was the only value-added K-12 learning and assessment product selected by China Mobile Guizhou Branch for commercial use and as such, became the only subscription-based, value-added K-12 learning and assessment product available to China Mobile's student and teacher users in Guizhou Province.

