Form 20-F
period 2016-09-30
UMeWorld Ltd
filed 2017-02-14
CIK 1114936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: September 30, 2016

OR

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

OR

☐ Shell Company Report Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of event requiring this shell company report………………

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

As of September 30, 2016 there were 89,336,000 shares outstanding of the issuer’s Common Stock.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

2

FORM 20-F

For the Year Ended September 30, 2016

INDEX

PRELIMINARY NOTES

3

Pursuant to General Instruction E(b) of Form 20-F, this annual report includes the information specified in Parts I, II and III.

Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company”, “the company” or “our” refers to UMeWorld Limited, its predecessor entities and subsidiaries;
•	“China” or “PRC” refers to People’s Republic of China, and for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;
•	“shares” or “common shares” refers to our common shares, par value US$0.0001 per share;
•	“RMB” or “Renminbi” refers to the legal currency of China, “HK$” refers to the legal currency of Hong Kong and “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.
•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;
•	“VIE” refers to Guangzhou XinYiXun Network Technology Co. Ltd., a domestic PRC company in which we do not have equity interests but its financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP;
•	“K-12” refers to the year before the first grade through the last year of high school; and
•	“PRC GAAP” refers to generally accepted accounting principles in the People’s Republic of China.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.5525 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on February 29, 2016. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

FORWARD-LOOKING INFORMAITON

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include statements relating to:

•	our anticipated growth strategies;
•	competition in the K-12 after-school tutoring market;
•	our future business development, results of operations and financial condition;
•	expected changes in our revenues and certain cost and expense items;
•	our ability to increase student enrollments and course fees and expand course offerings;
•	risks associated with the expansion of our geographic reach;
•	the expected increase in spending on private education in China; and
•	PRC laws, regulations and policies relating to private education and providers of after-school tutoring services.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. You should read this annual report and the documents that we refer to in this annual report completely and with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements with these cautionary statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

As a “smaller reporting company”, we are not required to provide the information required by this Item.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

The recent ongoing adoption of online learning in established education markets makes it difficult for us to evaluate our current and future business prospects. If web-based education fails to achieve widespread acceptance by students, parents, teachers, schools and other institutions, our growth and profitability may suffer.

The China market for our services is still emerging and evolving rapidly, there may not be a market for our products or services. If market acceptance of our services declines or fails to grow, our revenue growth may slow or we may experience a decrease in revenues.

As the China market for our services is still emerging, our success will depend to a large extent on our ability to convince our clients that our technologies and services are valuable and that it is more cost-effective for them to utilize our services than for them to develop similar services in-house.

•	We must address the following concerns, among others, with our clients as they decide to implement our online assessment and educational services and to use our technologies and services;
•	concern over the commitment of time, personnel and funding necessary to implement our online assessment services;
•	ability of clients to develop their own online assessment and educational services;
•	possible perceived security and academic integrity risks associated with online assessment and educational services; and
•	reluctance of the academic community to adopt online assessment and educational services.

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

Changes in the policies, guidelines or practice of mobile network operators or the PRC government with respect to mobile applications and other content may negatively affect our business operations for mobile applications.

We rely on PRC mobile network operators, directly and indirectly, to distribute our products to our users. The mobile telecommunication business in China is highly concentrated and major mobile network operators, such as China Mobile, may from time to time issue new policies or change their business practices, requesting or stating their preferences for certain actions to be taken by all mobile service providers using their networks. In addition, the PRC government may also implement new policies or change existing policies regulating the mobile telecommunication business. Such new policies or changes may negatively affect our business operations for mobile applications.

A significant portion of our revenues will be dependent on market acceptance of our online assessment platform and other cloud –based testing technologies, and if we are unable to anticipate and meet our clients’ technological needs and challenges from new technologies and industry standards, our products and services may lose market acceptance or become obsolete, and our margins and results of operations may be adversely affected.

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

Due to the complexity of the technologies we have developed and use to create and deliver cloud-based learning and assessment services for our clients, there is a risk that technical errors or failures may occur in relation to these services. These may include errors, failures or bugs in our self-developed software applications and test security technologies, breakdowns or failures of our servers and computer networks, and connectivity failures between our networks. While we have not experienced major problems to date due to errors, breakdowns, failures, bugs or defects, we cannot assure you that we will not experience such problems in the future. If such a problem were to occur, it could disrupt or compromise the integrity of the test taking process or of test content and results, which could lead to negative publicity and loss of clients and may subject us to liability claims. Although we have established a formal crisis management system to respond to technical problems, it has never been tested in a real crisis situation. Any litigation or negative publicity resulting from an error or failure, with or without merit, could result in substantial costs and divert management’s attention and resources from our business and operations.

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

We have incurred annual operating losses since our inception. As a result, at September 30, 2016 we had an accumulated loss of approximately $28,916,005. Our revenues for the years ended September 30, 2016, September 30, 2015 and September 30, 2014 were $0, $0 and $0 respectively. Our revenues have not been sufficient to sustain our operations. In order to achieve profitability our revenue streams will have to increase and there is no assurance that revenues can increase to such a level. We may never be profitable. Our ability to achieve profitability is affected by various factors, including:

-	growth of the online education market;
-	the continued growth and maintenance of our user base;
-	our efforts to sell and market our products through licensees, distributors and other partners;
-	our ability to establish partnerships and licensing arrangements;
-	the time and costs involved in obtaining regulatory approvals;
-	our ability to control our costs and expenses; and
-	the continued ability to source investments from our investors.

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

We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, and our profitability may be adversely affected.

We operate in a highly competitive market subject to rapid technological changes, and increasing competition could lead to pricing pressures, reduced operating margins, loss of market share and increased capital expenditures. The markets for our products and services are highly competitive, and we expect increased competition in the future that could adversely affect our revenue and market share. Our current competitors include but are not limited to:

•	providers of online and offline supplemental instructional materials for the core subject areas of English language, mathematics and Chinese studies for K-12 institutions;

•	companies that provide K-12-oriented software and web-based educational assessment and remediation products and services to students, educators, parents and educational institutions;

•	providers of online and offline test preparation materials;

•	traditional print textbook and workbook companies that publish K-12 core subject educational materials, standardized test preparation materials or paper and pencil assessment tools;

•	summative assessment companies, which traditionally assess student learning at the end of a class period, that have expanded their line to include products that provide periodic assessment in the classroom to gauge student learning and inform instruction, also known as formative assessment; and

•	non-profit and membership educational organizations and government agencies that offer online and offline products and services, including in some cases at no cost, to assist individuals in standards mastery and test preparation.

Some of our competitors may have more resources than we do, and several of the largest K-12 educational publishers may have more experience, larger customer bases and greater brand recognition in the markets we serve. Further, larger established companies with high brand recognition and extensive experience providing various educational products to the K-12 market may develop online products and services that are competitive with our core products and services. These competitors may be able to devote greater resources than us to the development, promotion and sale of their services and respond more quickly than we can to new technologies or changes in customer requirements or preferences. We may not be able to compete effectively with current or future competitors, especially those with significantly greater resources or more established customer bases, which may materially adversely affect our sales and our business.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly and ineffective.

We believe that our copyrights, trademarks and other intellectual property are essential to our success. We depend to a large extent on our ability to develop and maintain the intellectual property rights relating to our technology and products. We have devoted considerable time and energy to the development and improvement of our websites, our online platform and educational materials.

We rely primarily on copyrights, trademarks, trade secrets and other contractual restrictions for the protection of the intellectual property used in our business. Nevertheless, these provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Our trade secrets may become known or be independently discovered by our competitors. Third parties have, in the past, pirated our courses, books and other course materials and may in the future infringe upon or misappropriate our other intellectual property. Infringement upon, or misappropriation of, our proprietary technologies or other intellectual property could have a material adverse effect on our business, financial condition or operating results. Policing the unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of such potential litigation may not be in our favor and any success in litigation may not be able to adequately protect our rights. Such litigation may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain, and even if we are successful in litigation, it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We have not registered copyrights for all of our products, which may limit our ability to enforce them.

We have not registered our copyrights in all of our software, written materials, website information, designs or other copyrightable works. Preventing others from copying our products, written materials and other copyrightable works is important to our overall success in the marketplace. In the event we decide to enforce any of our copyrights against infringers, we will first be required to register the relevant copyrights, and we cannot be sure that all of the material for which we seek copyright registration would be registrable in whole or in part, or that once registered, we would be successful in bringing a copyright claim against any such infringers.

We may be exposed to infringement claims by third parties or held liable for defamation or negligence to third parties for information displayed on, retrieved from or linked by our websites, for the content of the books and reference materials or marketing materials that we or our lecturers publish or distribute or for information delivered or shared through our services, which could disrupt our business and cause us to incur substantial legal costs, or damage our reputation.

We cannot assure you that our services and products do not or will not infringe any intellectual property rights held by third parties. We have in the past, in the ordinary course of business, experienced claims for intellectual property infringement, none of which has had a material effect on our business. We cannot assure you that in the future we will not receive claims of infringement of third parties’ proprietary rights or claims for indemnification resulting from infringement arising from our services or products. We may also become subject to claims that content on our websites or in the books and reference materials or marketing materials that we or our lecturers publish or distribute is protected by third parties’ copyrights or trademark.

In addition, as a provider of Internet content and other value-added telecommunications services, we may face liability for defamation, negligence and other claims based on the nature and content of the materials displayed on our websites or delivered or shared through our services. We could also be subject to claims based on content accessible on our websites or through our networks, such as content and materials posted by visitors on message boards, online communities, or emails. By providing hypertext links to third-party websites, we may be held liable for copyright or trademark violations by those third-party websites. Third parties could assert claims against us for losses incurred in reliance on any erroneous information distributed by us.

Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of infringement against us and our failure or inability to obtain a license to use the infringed or similar technology or content on commercially acceptable terms, or at all, could prevent us from producing and offering our services or products or cause us to incur great expense and delay in developing non-infringing services or products. Any of the above events could in turn have a material and adverse impact on our financial condition and results of operations. Any defamation or negligence claims against us, even if they do not result in liability to us, could cause us to incur significant costs in investigating and defending against these claims. We do not have general liability insurance to cover all potential claims to which we are exposed, and our insurance coverage may not be adequate to indemnify us from all liability that may be imposed.

Concerns about the security of our transaction systems and confidentiality of information on the Internet may reduce use of our services and impede our growth.

Public concerns over the security and privacy of electronic settlement, online transmittal and communications have to some extent constrained the rapid development and expansion of online transactions. If these concerns are not adequately addressed, they will restrict the growth of value-added telecommunications services generally and in particular the use of the Internet as a means of conducting commercial transactions. If a well-publicized breach of security were to occur, general usage of value-added telecommunications services could decline, which could reduce our visitor traffic and the number of course participants, and impede our growth. We are continuously vigilant about protecting and improving our cyber security and have not experienced any material cyberattacks on our information technology systems. We cannot assure you, however, that our current security measures will be adequate or sufficient to prevent any theft or misuse of personal data of our course participants. Further, security breaches could expose us to litigation and possible liability for failing to secure confidential customer information, and could harm our reputation and ability to attract or retain course participants. In addition, we do not have any cyber security insurance coverage for our operations, and any material cyberattack on our information technology systems and our online education websites could expose us to substantial costs and losses.

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

We may be unable to raise on acceptable terms, if at all, the substantial capital resources necessary to conduct our operations. If we are unable to raise the required capital, we may be forced to curtail business development activities and, ultimately, cease operations. At September 30, 2016, we had working capital deficiency of $1,062,664 as compared to working capital deficiency of $601,434 as at September 30, 2015 and to a working capital of $40,775 as at September 30, 2014. The independent auditors' report for the year ended September 30, 2016 includes an explanatory paragraph stating that our recurring losses from operations and working capital levels raise substantial doubt about our ability to continue as a going concern.

We may be unable to retain key employees or recruit additional qualified personnel.

Because of the specialized educational nature of our business, we are highly dependent upon qualified educational, technical, and managerial and marketing personnel. There is competition for qualified personnel in our business. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key educational, technical, and managerial personnel in a timely manner would harm our research and development programs and our business.

Risks Relating to Our Corporate Structure and Restrictions on Our Industry

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to the distribution of Internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our websites.

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide Internet content distribution services. Specifically, foreign investors in most areas of the PRC (including the areas where we have operations) are not allowed to own more than 50% equity interests in any entity conducting Internet content distribution business.

Because we are a British Virgin Islands company and we hold the equity interests of our PRC subsidiaries indirectly through various Hong Kong companies, our PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among our Hong Kong and PRC subsidiaries.

The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of law. For example, on July 13, 2006, MIIT issued the Notice on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Notice. The MIIT Notice prohibits a domestic telecommunications service provider from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for its illegal operation of a telecommunications business in China. According to the MIIT Notice, either the holder of a value-added telecommunications service license or its shareholders must directly own the domain names and trademarks used by such license holder in its provision of value-added telecommunications services. The MIIT Notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries, are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries;
•	levying fines;
•	confiscating our income, the income of our PRC subsidiaries;
•	shutting down our servers or blocking our websites;
•	discontinuing or restricting our operations or the operations of our PRC subsidiaries;
•	requiring us and our PRC subsidiaries to restructure our relevant ownership structure, operations or contractual arrangements; and
•	taking other regulatory or enforcement actions that could be harmful to our business.

If the regulatory authorities take any of the above-mentioned measures against us, we may have to cease our business operations and our reputation will be severely damaged, which in turn will materially and negatively affect our financial condition and results of operations.

Our contractual arrangements may be subject to national security review under PRC laws and regulations and, thus, be challenged by relevant regulatory authorities.

On February 3, 2011, the General Office of the State Council issued the Circular of the General Office of the State Council on the Establishment of Security Review System for Foreign Investors’ Merger and Acquisition of Domestic Enterprises (the “Circular on the Establishment of Security Review”), which became effective on March 4, 2011. Among other things, the Circular on the Establishment of Security Review stipulates that the scope of the security review lies in foreign investors’ acquisition of domestic military enterprises, military-related enterprises, enterprises involving sensitive military facilities and other enterprises that impact national defense security; foreign investors’ acquisition of domestic enterprises which may provide foreign investors with de facto control over industries relating to national security, such as important agricultural products, energy and natural resources, infrastructures, transportation services, technologies and major equipment manufacturing. On August 25, 2011, the Ministry of Commerce issued the Circular of the Ministry of Commerce on the Implementation of Security Review System for Foreign Investors’ Merger and Acquisition of Domestic Enterprises (the “Circular on the Implementation of Security Review”), which became effective on September 1, 2011. Among other things, the Circular on the Implementation of Security Review further specifies that whether a foreign investors’ acquisition of domestic enterprises falls within the scope of the security review depends on the said transaction’s substantive content and practical influence. Foreign investors shall not circumvent the security review through any arrangements or schemes, including but not limited to trust, lease and/or contractual arrangements.

According to our PRC counsel, as our contractual arrangements were established in 2013, the new security review system shall not apply to our contractual arrangements. We cannot guarantee, however, that the Ministry of Commerce will not promulgate additional implementing rules or new rules that will bring our contractual arrangements under the scope of the security review system. Moreover, according to a press conference held by the Ministry of Commerce on September 20, 2011, there are no specific laws or regulations governing contractual arrangements like the ones that we employ, but the Ministry of Commerce together with other authorities would study how to regulate them in the future. Hence, we cannot assure you that our contractual arrangements will not be subject to new regulations that will be issued by relevant regulatory authorities and that such new regulations will not have a material adverse effect on our existing structure.

We rely on the VIE Contractual Arrangements for our PRC operations, which may not be as effective in providing operational control as direct ownership

We have relied and expect to continue to rely on the VIE Contractual Arrangements to operate our education business in China. See “Item 4.C. - Information on the Company - Organizational Structure - VIE Contractual Arrangements.” The VIE Contractual Arrangements may not be as effective in providing us with control over our Consolidated Affiliated Entities as direct ownership. If we had direct ownership of the Consolidated Affiliated Entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the VIE Contractual Arrangements, we rely on the performance by our Consolidated Affiliated Entities and their respective shareholders of their obligations under the contracts to exercise control over and receive economic benefits from our Consolidated Affiliated Entities.

Any changes in the PRC foreign investment legal regime may materially and adversely affect our operations and the contractual arrangements.

On January 19, 2015, the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) circulated the “Foreign Investment Law of the People’s Republic of China (Draft for Comment)” (“Draft Foreign Investment Law”) and “Notes to the Foreign Investment Law of the People’s Republic of China (Draft for Comment)” (“Notes”), which proposed changes to the PRC foreign investment legal regime and the treatment of the variable interest entity structure, and invited comments from the general public on the Draft Foreign Investment Law. The New Foreign Investment Law (“New Foreign Investment Law”), if finally adopted, may have material impact on the PRC foreign investment legal regime.

As there are substantial uncertainties regarding the future development of the PRC foreign investment legal regime, we cannot assure that the PRC regulatory authorities will not determine that our corporate structure and the contractual arrangements violate PRC laws, rules or regulations. We cannot rule out the possibility that there may be amendments to the Draft Foreign Investment Law and the Notes before promulgation and implementation of the New Foreign Investment Law which may have a material adverse impact on our Group at the time when they take effect. If any of Guangzhou XinYiXun Network Technology Co., Ltd. or its future subsidiaries are found to be in violation of any future PRC foreign investment laws or regulations and/or any other laws or regulations, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations and impose penalties which may result in material adverse effect on our ability to conduct our business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of Guangzhou XinYiXun Network Technology Co., Ltd. or our right to receive its economic benefits, we would no longer be able to consolidate this entity.

Risks Related to Our Common Stock

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

Our disclosure controls & procedures and internal control over financial reporting were ineffective

Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to conduct a comprehensive evaluation of their disclosure controls & procedures and internal control over financial reporting. At the end of each fiscal year, we must perform an evaluation of our disclosure controls & procedures and internal control over financial reporting, include in our annual report the results of the evaluation, and have our external auditors publicly attest to such evaluation. If material weaknesses were found in our disclosure controls & procedures and internal controls in the future, if we fail to complete future evaluations on time, or if our external auditors cannot attest to our future evaluations, we could fail to meet our regulatory reporting requirements and be subject to regulatory scrutiny and a loss of public confidence in our disclosure and internal controls, which could have an adverse effect on our stock price. In connection with management’s assessment of the Company’s disclosure controls & procedures and internal control over financial reporting, we identified the following material weakness in our disclosure controls & procedures and internal control over financial reporting as of September 30, 2016.

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

Ownership of our Common Stock by Current Officers and Directors

The present officers and directors own approximately 6.15% of the outstanding shares of Common Stock, and are therefore no longer in a position to elect all of our Directors and otherwise control the Company. As of September 30, 2016, Vago International Limited controlled by Yee Chu beneficially owned approximately 62.68% of our outstanding capital stock. Chu therefore has significant influence over management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets, for the foreseeable future. This concentrated control limits or severely restricts our stockholders’ ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. As a result, the market price of our common stock could be adversely affected.

We do not expect to pay dividends, and any return on your investment will likely be limited to the appreciation of our common stock.

We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock and the agreements governing our credit facility significantly restrict our ability to pay dividends. As a result, capital appreciation in the price of our common stock, if any, will be your only source of gain or income on an investment in our common stock.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a British Virgin Islands company and substantially all of our assets are located outside of the United States. Nearly all of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. court judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are residents of countries other than the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such British Virgin Islands or PRC courts would be competent to hear original actions brought in the British Virgin Islands or China against us or such persons predicated upon the securities laws of the United States or any state.

ITEM 4. INFORMATION OF THE COMPANY

A. History and Development of the Company

Introduction and History

UMeWorld (the “Company”) was incorporated in August 8, 1997 in Delaware under its prior name AlphaRx Inc. The Company was re-domiciled to BVI and continued as a BVI registered company in January, 2013. On March 8, 2013, AlphaRx Inc. changed its name to UMeWorld Limited.

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

B. Business Overview

UMeWorld is an internet technology company with a focus on the K-12 education market in China. UMFun, the Company’s K-12 flagship product, is a cloud-based, patent-pending, adaptive learning and assessment platform that can intelligently analyze and adapt to a student’s performance and personalizes the delivery of proprietary educational items in accordance with the student’s learning needs. UMFun’s off-school version is made available to Chinese K-12 students through China Mobile, the world’s largest mobile service provider by network scale and subscriber base, serving over 801,000,000 customers.

UMFun is currently available to China Mobile’s subscription-based “AND! Education” platform in the Shanxi, Guangxi, Guizhou and Guangdong provinces, servicing over 16,000,000 paid subscribers. Established in 2003, China Mobile’s “AND! Education” K-12 subscription-based communication plat-form is the largest of its' kind in the world, used primarily by teachers, students, parents and schools through the provinces that China Mobile services. Currently, this platform has over 90,000,000 paid subscribers system-wide and generates over US$2.1 billion in sales annually.

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

C. Organizational Structure

The following diagram sets out details of our significant subsidiaries and Consolidated Affiliated Entity as of September 30, 2016:

Contractual Arrangements with Our Consolidated Affiliated Entity

We have been, and expect to continue to be, dependent on our PRC subsidiaries and consolidated affiliated entity to conduct our core businesses in China. Through one of our subsidiaries, we have entered into a series of contractual arrangements with our consolidated affiliated entity and its shareholders that are intended to provide us with the control over, and the economic benefits enjoyed by, our PRC-affiliated entity. Pursuant to the terms of these contractual arrangements:

•	we effectively control our consolidated affiliated entity and its respective subsidiaries;
•	substantially all of the economic benefits of our consolidated affiliated entity are transferred to us; and
•	our PRC subsidiaries or their respective designees have an exclusive option to purchase all or substantially all of the equity interests in our consolidated affiliated entity, to the extent permitted under PRC law.

We believe the structure for operating our business in China (including our corporate structure and our contractual arrangements with our consolidated affiliated entity) complies with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations.

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

The following table sets out the details of our principal subsidiaries as of the date of this annual report:

Subsidiaries	Jurisdiction	Ownership Interest
UMeLook Holdings Limited	British Virgin Islands	100%
UMeZone Holdings Limited	British Virgin Islands	100%
AlphaRx International Holdings	British Virgin Islands	80%
AlphaRx Canada Limited	Canada	100%
AlphaRx Life Science Limited	Hong Kong	80%
UMeLook Limited	Hong Kong	100%
UMeZone Adaptive Learning Technology Limited	Hong Kong	100%
UMeLook (Guangzhou) Information Technology Co. Ltd.	China	100%
YouYiXue (Guangzhou) Information Technology Co. Ltd.	China	100%
Affiliated Entity Consolidated in our Financial Statements	Jurisdiction
Guangzhou XinYiXun Network Technology Co. Ltd.	China	100%

D. Properties, Plants & Equipment

Our headquarters is located in Hong Kong SAR. We also leased additional office space in the city of Guangzhou and the city of Guiyang in China. Our principal executive offices are currently located at 31/F, Tower One, Times Square, Causeway Bay, Hong Kong. We lease our premises from unrelated third parties under non-cancelable operating lease agreements. Our leases typically have terms of one or two, although there are a few leases which have terms of three to four years, including the lease of our principal executive offices. The majority of our leases are due to expire during 2019.

Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have terms of one year. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Key Information—Risk Factors” and elsewhere in this annual report on Form 20-F.

Overview of Results of Operations

The following tables summarize the results of operations for the years ended September 30, 2016 and 2015 and the quarterly results of operations for the past two years:

	2016	2015
Year Ended September 30	$	$
Net Sales	0	0
Net Loss	(1,768,697)	(1,369,056)
Net Loss Per Share	(0.0198)	(0.0154)

Three Months Ended	Sep 30 2016 $	Jun 30 2016 $	Mar 31 2016 $	Dec 31 2015 $	Sep 30 2015 $	Jun 30 2015 $	Mar 31 2015 $	Dec 31 2014 $
Net Sales	0	0	0	0	0	0	0	0
Net Income (Loss)	(528,475)	(598,860)	(396,142)	(245,220)	(384,775)	(474,750)	(296,594)	(212,937)
Net Income (Loss) per Share (1)	(0.0059)	(0.0067)	(0.0044)	(0.0028)	(0.0043)	(0.0054)	(0.0033)	(0.0024)

__________________

NOTE (1)	Net Loss per share on a quarterly basis does not equal net Loss per share for the annual periods due to rounding.

RESULTS OF OPERATIONS

Year ended September 30, 2016 as compared to year ended September 30, 2015

Revenues

Revenues totaled $0 for the year ended September 30, 2016 as compared to $0 generated for the year ended September 30, 2015.

General and Administrative Expenses

General and administrative expenses were $1,034,608 for the year ended September 30, 2016 as compared to $765,691 incurred for the same period a year ago, an increase of $268,917 or about 35.12%. This increase primarily resulted from increases in stock based compensation and marketing expenses.

Stock based compensation was $566,760 for the year ended September 30, 2016 as compared to $485,912 in 2015, an increase of $80,848 or 16.64%. There are no further amounts remaining to be amortized related to warrants or options as at September 30, 2016. We anticipate issuance of additional options and warrants in the future, which may result in stock based compensation expense and warrant amortization expense.

General and administrative salary and consulting fees totaled $585,239 for the year ended September 30, 2016 as compared to $550,798 incurred for the same period a year ago, an increase of $34,441 or about 6.25%, due mainly to the increase of headcount-related expenses.

We incurred $10,079 in investor relations expenses for the year ended September 30, 2016 as compared to $15,382 incurred in the same period a year ago, a decrease of $5,303 or about 34.48%.

We realized a foreign exchange loss of $25,434 for the year ended September 30, 2016 as compared to a foreign exchange gain of $160,312 generated during the same period a year ago, a decrease of $185,746 between years. The increase was due to the depreciation of CAD against USD for the year ended September 30, 2016.

We incurred travel expenses of $53,067 for the year ended September 30, 2016 as compared to $45,093 incurred during the same period a year ago, an increase of $7,974 or about 17.68%.

Goodwill Impairment

We recorded no non-cash or goodwill impairment charge for the fiscal year ended September 30, 2016 and 2015.

Depreciation Expense

Depreciation expense totaled $4,577 for the year ended September 30, 2016 as compared to $4,793 incurred for the same period a year ago, a decrease of $216 or about 4.5%.

Interest Expense

We incurred $146,605 in net interest expense during 2016 as a result of our borrowings and the issuance of promissory notes yielding interest ranging from 10% - 12% per annum. This compares to $119,102 incurred during 2015 an increase of $27,503 or about 23.09%. We will continue to seek funding in the form of Promissory Notes, which will result in ongoing interest expense until more permanent equity financing or other forms of funding are sourced.

Loss from Continuing Operations and Net Loss

As a result of the above revenues and expenses, we incurred a loss from continuing operations of $1,768,095 for the year ended September 30, 2016 as compared to $1,370,750 incurred loss for the same period a year ago, an increase of $397,345 or about 28.99%.

Cumulative Translation Adjustment and Comprehensive Loss

The cumulative translation adjustment (“CTA”) stems from unrealized foreign exchange gains and losses resulting from translation of foreign currency subsidiaries into U.S. dollars. Although the CTA is reflected in the statement of operations, it is reflected after the net loss and flows into stockholders’ equity/ (deficiency) directly. The CTA was a $752 loss for the year ended September 30, 2016 as compared to a gain of $2,118 for the year ended September 30, 2015. Netting the CTA against the Net Loss for the year results in comprehensive loss of $1,768,847 for the year ended September 30, 2016 as compared to a comprehensive loss of $1,368,632 incurred for the year ended September 30, 2015.

Liquidity And Capital Resources

At September 30, 2016, we had working capital deficiency of approximately $1,062,664 as compared to a working capital deficiency of $601,434 as at September 30, 2015. Since inception, we have financed operations primarily from the issuance of Common Stock. We expect to continue Common Stock issuances and issuance of promissory notes to fund our ongoing activities.

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

We expect to continue to spend capital on:

1.	development, sales and marketing activities related to UMFun, our digital education platform;
2.	expansion into the private tutoring business; and
3.	expansion into the English language training & test prep business.

The inability to raise capital would have a material adverse effect on the Company.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are material and which, in our opinion, could become material in the future.

Contractual Obligations and Commitments

Excluding accounts payable and accrued liabilities, the Company is committed to the following contractual obligations and commitments.

	2013	2014	2015	2016	2017
Operating Lease Obligations	$10,288	$9,818	$28,900	$13,583	13,583
Notes Payable (1)	941,616	1,328,516	1,556,318	2,112,101	2,112,101
Total	$951,904	$1,338,334	$1,585,218	$2,125,684	2,125,684

__________________

(1)	These notes are unsecured and include accrued interest accruing at rates ranging from 8% -12% per annum.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names and ages of our current directors and executive officers, their positions and the date each such person became a director or executive officer. Executive officers are elected annually by our Board of Directors. Each executive officer holds his office until he resigns, is removed by the Board or his successor is elected and qualified. Directors are elected annually by our stockholders at the annual meeting. Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

The following persons are the directors and executive officers of our company:

Name	Age	Position	Term
Michael M. Lee	53	Chairman of the Board of Directors, Chief Executive Officer	Since 8/8/1997
Sandro Persia	45	Secretary/Treasurer	Since 8/8/1997
Dr. David Milroy	64	Director	Since 4/15/2003
Dr. Ford Moore	64	Director	Since 4/15/2003

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

B. Compensation of Directors and Executive Officers

Our directors did not receive any compensation for the year ended September 30, 2016 or 2015. Directors are reimbursed for direct out-of-pocket expenses for attendance at meetings of the Board of Directors and for expenses incurred for and on behalf of the Company.

Summary of Executive Compensation

The table below summarizes the compensation received by the Company's Chief Executive Officer for the fiscal years ended September 30, 2016, 2015 and 2014 and any other executive officer of the Company who received compensation in excess of $40,000 for services rendered during any of those years ("named executive officers").

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)	LONG TERM COMPENSATION SECURITIES UNDERLYING OPTION (#)
Michael M. Lee	2016	120,000	0	0
President & C.E.O.	2015	120,000	0	0
	2014	120,000	0	4,000,000

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

Granted Options. As of September 30, 2016, we had granted options to purchase an aggregate of 14,750,000 ordinary shares to our directors, officers and employees, all granted options are outstanding. Among these options:

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

D. Employees

We have 33 full time employees. None of our staff is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We believe that our relations with our staff are good.

E. Share Ownership

The following table sets forth information with respect to ownership of the Company’s securities by its officers and directors and by any person (including any “group”) who is the beneficial owner of more than 5% of the Company’s Common Stock. The total number of shares authorized is 250,000,000 shares of Common Stock, each of which has a par value of $0.0001. As of September 30, 2016 there were 89,336,000 shares of Common Stock issued and outstanding.

	Shares Beneficially Owned
Name	Number	Percentage

Directors & Executive Officers
Michael Lee	3,876,774	4.34%
Ford Moore	911,636	1.02%
David Milroy	700,000	0.78%
Sandro Persia	3,600	0.004%
All Directors and Executive Officers as a group	5,492,010	6.15%

5% or More Beneficial Owner
Vago International Limited(1)	56,000,000	62.68%
Yan Zeng	5,500,000	6.16%

__________________

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

Loans from our CEO & directors

Mr. Lee, CEO and directors loaned us $155,429 during the year ended September 30, 2016. Interest accrued on all loans outstanding to Mr. Lee totaled $37,863 as of September 30, 2016.

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

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

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

ITEM 9. THE OFFER AND LISTINGS

A. Offering and Listing Details

See “—C. Markets”

B. Plan of Distribution

Not applicable.

C. Markets

Our Common Stock is traded over-the-counter and its quotations are carried by the OTC Market Group.

The following table sets forth the range of high and low bid quotations for our Common Stock for the periods indicated from sources we deem reliable.

		High $	Low $
Fourth Quarter	(EndedSeptember 30,2016)	0.42	0.30
Third Quarter	(Ended June 30, 2016)	0.42	0.25
Second Quarter	(Ended March 31, 2016)	0.33	0.25
First Quarter	(Ended December 31, 2015)	0.49	0.31
Fourth Quarter	(Ended September 30, 2015)	0.49	0.30
Third Quarter	(Ended June 30, 2015)	0.45	0.27
Second Quarter	(Ended March 31, 2015)	0.32	0.24
First Quarter	(Ended December 31, 2014)	0.28	0.18

The foregoing quotations reflect inter-dealer prices without retail mark-up, markdown or commissions and may not necessarily represent actual transactions. Records of our stock transfer agent indicate that as of September 30, 2016 there were approximately 63 record holders of our Common Stock. This does not include an indeterminate number of stockholders who may hold their shares in "street name" or in nominee form.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a British Virgin Islands company and our affairs are governed by our memorandum and articles of association, the Companies Law of the British Virgin Islands, or the Companies Law, and the common law of the British Virgin Islands.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information of the Company” or elsewhere in this annual report.

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

Not Applicable.

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

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information of the Company - C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have not entered into market risk sensitive instruments for any purposes.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

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

Management’s Annual Report on Internal Control over Financial Reporting

Management assessed our internal control over financial reporting as of September 30, 2016, the end of our fiscal year. Management based its assessment on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls.

Based on this assessment, management has concluded that as of September 30, 2016, our internal control over financial reporting was ineffective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

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

Changes in Internal Control over Financial Reporting

During the year ended September 30, 2016, there were no changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that was conducted during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors does not have a member that qualifies as an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K.

ITEM 16B. CODES OF ETHICS

We have not adopted a formal code of ethics at this time, as our focus has been on our product development and enhancement. We do follow what are considered proper business ethics and labour law in China and Hong Kong ensures that our employees are treated with a minimum standard of care and consideration.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees: For the year ended September 30, 2016 we incurred $30,000 in external audit fees, and quarterly reviews in connection with statutory and regulatory filings to our principal accountants as compared to approximately $45,000 for the year ended September 30, 2015.

Audit-Related Fees: For the years ended September 30, 2016 and 2015 we incurred no fees for assurance and related services by the principal accountant.

Tax Fees: For the year ended September 30, 2016 and September 30, 2015 we incurred NIL tax fees with our principal accountants.

All Other Fees: For the year ended September 30, 2016 we incurred NIL in other fees with our principal accountants.

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

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATD PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

On January 19, 2017, UMeWorld Limited (“the Company”) engaged Anthony Kam & Associates Ltd. (“AKAM”) as the Company’s independent registered public accounting firm for the Company’s fiscal years ended September 30, 2014, 2015 and 2016, and dismissed Centurion ZD CPA Limited (formerly known as DCAW (CPA) Limited and successor of AWC (CPA) Limited) (“Centurion”) as the Company's independent registered public accounting firm.

The audit reports of Centurion and its predecessor on the consolidated financial statements of the Company for the years ended September 30, 2015, and 2014 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles except that the reports for both years indicated that the Company has suffered recurring operating losses, and is dependent upon its stockholders to provide sufficient working capital to meet its obligations and sustain its operations. Accordingly, such reports indicated that there was substantial doubt as to the Company’s ability to continue as a going concern and that the financial statements did not include any adjustments that might result from the outcome of this uncertainty.

In connection with the audits of the Company’s consolidated financial statements for the fiscal years ended September 30, 2015 and 2014 and through the date of this Current Report on Form 6K, there were (i) no disagreements between the Company and Centurion on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to Centurion’s satisfaction, would have caused Centurion to make reference thereto in their reports, and (ii) no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20F in connection with the Company’s annual report on Form 20F.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to January 19, 2017, neither the Company nor anyone on its behalf has consulted with AKAM on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20F.

ITEM 16G. CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

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

__________________

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

UMEWORLD LIMITED

DATED: February 13, 2017	By:	/s/ Michael M. Lee
Michael M. Lee
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant, in the capacities, and on the dates, indicated.

UMEWORLD LIMITED

Directors:

DATED: February 13, 2017	By:	/s/ Michael M. Lee
Michael M. Lee
Director and Chairman of the Board

	By:	/s/ David Milroy
David Milroy
Director

	By:	/s/ Ford Moore
Ford Moore
Director

UMEWORLD LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2016, 2015 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
UMeWorld Limited (“the Company”)

We have audited the accompanying consolidated balance sheets of UMeWorld Limited (incorporated in the State of Delaware and re-domiciled to the British Virgin Islands), formerly known as AlphaRx Inc., as at September 30, 2016, 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, cash flows and stockholders’ deficiency for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UMeWorld Limited as at September 30, 2016, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in the United States of America.

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

Anthony Kam & Associates Limited
Hong Kong, China	Certified Public Accountants
February 10, 2017

UMEWORLD LIMITED
CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2016, 2015 AND 2014
(All amounts in US Dollars)

	2016	2015	2014
CURRENT ASSETS
Cash and Cash Equivalents	$46,301	$351,058	$845,084
Accounts Receivable (Note 3)	265	262	440
Deposit	8,749	9,357	10,286
Prepayment	27,472	30,842	1,428
TOTAL CURRENT ASSETS	82,787	391,519	857,238
NON-CURRENT ASSETS
Property, Plant and Equipment, net (Note 4)	5,879	10,874	15,706
Loan Receivable	-	-	1,016
Deferred Charges (Note 5)	348,913	423,380	496,166
TOTAL NON-CURRENT ASSETS	354,792	434,254	512,888
TOTAL ASSETS	$437,579	$825,773	$1,370,126

CURRENT LIABILITIES
Accounts Payable and Accrued Liabilities (Note 6)	769,405	598,229	490,433
Unearned Revenue	376,046	394,724	407,580
TOTAL CURRENT LIABILITIES	1,145,451	992,953	898,013
NON-CURRENT LIABILITIES
Notes Payable (Note 7)	2,112,101	1,556,318	1,328,516
TOTAL LIABILITIES	$3,257,552	$2,549,271	$2,226,529
Going Concern (Note 1)
Commitments (Note 9)
Related Party Transactions (Note 14)
STOCKHOLDERS’ DEFICIENCY
Common Stock: $ 0.0001 par value, Authorized: 250,000,000 shares; Issued and outstanding September 30, 2016: 89,336,000, 2015 and 2014: 89,036,000 (Notes 10,12,13)	8,934	8,904	8,904
Additional Paid-in Capital	25,870,095	25,213,365	24,727,453
Deficit	(28,916,005)	(27,147,910)	(25,777,160)
Accumulated Other Comprehensive Loss	(1,888)	(1,286)	(2,980)
Non-Controlling Interest (Note 7)	218,891	203,429	187,380
TOTAL STOCKHOLDERS’ EQUITY / (DEFICIENCY)	(2,819,973)	(1,723,498)	(856,403)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY/DEFICIENCY	$437,579	$825,773	$1,370,126

Signed: Michael Lee	Signed: Dr. Ford Moore
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014
(All amounts in US Dollars)

	2016	2015	2014

License Fees and Royalties	$-	$-	$-
TOTAL REVENUES	-	-	-

General and Administrative Expenses	1,034,608	765,691	1,076,086
Goodwill impairment (Note 16)	-	-	-
Stock-based Compensation	566,760	485,912	2,692,960
Depreciation	4,577	4,793	4,804
LOSS FROM OPERATIONS	(1,605,945)	(1,256,396)	(3,773,850)

OTHER INCOME
Other income	-	20,227	13,364
Interest income	67	146	409
OTHER EXPENSES
Interest Expense, net	(146,605)	(119,102)	(96,670)
LOSS BEFORE INCOME TAXES	(1,752,483)	(1,355,125)	(3,856,747)

INCOME TAX (Note 11)	-	-	-
Net Loss	(1,752,483)	(1,355,125)	(3,856,747)
Net (Income)/Loss attributable to Non-Controlling interests	(15,612)	(15,625)	(15,624)
Net Gain/(Loss) attributable to UMeWorld Limited Stockholders	(1,768,095)	(1,370,750)	(3,872,371)

Comprehensive Loss
Net Gain/(Loss)	(1,768,095)	(1,370,750)	(3,872,371)
Translation Adjustment	(752)	2,118	(1,174)
Comprehensive Gain/(Loss)	(1,768,847)	(1,368,632)	(3,873,545)
Comprehensive Income/(Loss) Attributable to Non-Controlling Interests	150	(424)	235
Comprehensive Gain/(Loss) Attributable to UMeWorld Limited Stockholders	(1,768,697)	(1,369,056)	(3,873,310)

Per Share Data
Net Loss Per Share, basic and diluted	$(0.0198)	$(0.0154)	$(0.0435)
Weighted Average Number of Common Shares Outstanding	89,261,000	89,036,000	89,036,000

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY
FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014
(All amounts in US Dollars)

	Common Stock
	Number of Shares	Amount	Additional Paid in Capital	Accumulated Other Comprehensive Loss	(Deficiency)	Total UMeWorld Limited Stockholders’ Deficiency	Non-Controlling Interest	Total Gain/ (Deficiency)

Balance of September 30, 2014	89,036,000	$8,904	$24,727,453	$(2,980)	$(25,777,160)	(1,043,783)	$187,380	$(856,403)
Warrants issued			485,912			485,912		485,912
Foreign Currency Translation				1,694		1,694	424	2,118
Non-Controlling Interest							15,625	15,625
Net Loss for the year					(1,370,750)	(1,370,750)		(1,370,750)
Balance of September 30, 2015	89,036,000	$8,904	$25,213,365	$(1,286)	$(27,147,910)	(1,926,927)	$203,429	$(1,723,498)
Warrants issued			566,760			566,760		566,760
Stock issued for Services	300,000	30	89,970			90,000		90,000
Foreign Currency Translation				(602)		(602)	(150)	(752)
Non-Controlling Interest							15,612	15,612
Net Gain/(loss) for the year					(1,768,095)	(1,768,095)		(1,768,095)
Balance of September 30, 2016	89,336,000	$8,934	$25,870,095	$(1,888)	$(28,916,005)	(3,038,864)	$218,891	$(2,819,973)

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2016, 2015 AND 2014
(All amounts in US Dollars)

	2016	2015	2014
CASH FLOW FROM OPERATING ACTIVITIES
Net Loss	$(1,752,483)	$(1,355,125)	$(3,856,747)
Noncash item:
Goodwill impairment	-	-	-
Non-Controlling Interest	15,462	16,049	15,389
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	4,577	4,793	66,668
Stock based compensation	656,760	485,912	2,692,960
Changes in assets and liabilities:
Decrease/(Increase) in Prepayment	3,370	(29,414)	14,751
Decrease/(Increase) in Deferred Charges	74,467	72,786	47,914
Decrease/(Increase) in Accounts Receivable	(3)	178	162,099
Decrease/(Increase) in Loans Receivable	-	1,016	(1,016)
(Decrease)/Increase in Accounts Payable and Accruals Liabilities	171,176	107,796	154,532
(Decrease)/Increase in Accrued Interest and Notes Payable	57,834	48,290	67,977
Decrease/(Increase) in Deposit	608	929	(551)
Machinery & Equipment written off	-	-	-
NET CASH USED IN OPERATING ACTIVITIES	$(768,232)	$(646,790)	$(636,024)

CASH FLOWS FROM INVESTING ACTIVITIES
(Purchase)/Sale of Machinery and Equipment	-	(307)	(14,291)
NET CASH USED IN INVESTING ACTIVITIES	$-	$(307)	$(14,291)

CASH FLOWS FROM FINANCING ACTIVITIES
Additional Paid-in Capital	-	-	(79,029)
Issuance (repayment) of Notes Payable, net	391,158	276,349	318,923
NET CASH PROVIDED BY FINANCING ACTIVITIES	$391,158	$276,349	$239,894

Effect of exchange rate changes on cash and cash equivalents	72,317	(123,278)	5,521
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(304,757)	(494,026)	(404,900)
CASH and cash equivalents, beginning of year	351,058	845,084	1,249,984
CASH and cash equivalents, end of year	$46,301	$351,058	$845,084

SUPPLEMENTARY DISCLOSURE:
Income Tax Paid	$-	$-	$-
Interest Paid	$154,730	$48,029	$67,977

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2016, 2015 AND 2014
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

2.1 Reporting Entities

Subsidiaries	Place of incorporation	Percentage of interest	Principal activities
UMeLook Holdings Limited	British Virgin Islands	100% (2015:100%;2014:100%) directly	Investment holding
UMeZone Holdings Limited	British Virgin Islands	100% (2015:100%;2014:100%) directly	Investment holding
AlphaRx International Holdings	British Virgin Islands	80% (2015:80%;2014:80%) directly	Dormant
AlphaRx Canada Limited	Canada	100% (2015:100%;2014:100%) directly	Dormant
AlphaRx Life Science Limited	Hong Kong	80% (2015:80%;2014:80%) indirectly	Dormant
UMeLook Limited	Hong Kong	100% (2015:100%;2014:100%) indirectly	Dormant
UMeZone Adaptive Learning Technology Limited	Hong Kong	100% (2015:100%;2014:100%) indirectly	Dormant
UMeLook (Guangzhou) Information Technology Co. Ltd.	China	100% (2015:100%;2014:100%) indirectly	Dormant
YouYiXue (Guangzhou) Information Technology Co. Ltd.	China	100% (2015:100%;2014:100%) indirectly	Dormant

Name of variable interest entity	Place of incorporation	Percentage of interest	Principal activities
Guangzhou XinYiXun Network Technology Co. Ltd.	China	100% (2015:100%;2014:100%) indirectly	Provision for online teaching activities

2.2 Cash and Cash Equivalents

Cash includes cash on hand, and amounts on deposit with banks. Cash equivalents include any other highly liquid cash investments purchased with maturity of three months or less which are readily convertible to cash. The carrying amount approximates fair value because of the immediate liquidity or short maturity of these instruments. As at September 30, 2016, 2015 and 2014 the Company had only cash on deposit and petty cash on hand.

2.3 Accounts Receivable

The Company segregates trade receivables resulting from revenues generated from non-trade or other receivables. An allowance for bad debts is estimated for each type of receivable on a periodic basis based on experience with the respective parties.

2.4 Financial Instruments

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

2.5 Long-Term Financial Instruments

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

2.6 Foreign Currency Translation

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

	September 30, 2016	September 30, 2015	September 30, 2014
Year-end CAD: USD exchange rate	0.7610	0.7458	0.8964
Average Yearly CAD: USD exchange rate	0.7545	0.8145	0.9239
Year-end RMB: USD exchange rate	0.1499	0.1574	0.1625
Average Yearly RMB: USD exchange rate	0.1531	0.1625	0.1629

2.7 Earnings or Loss Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus Common Stock equivalents (if dilutive) related to stock options and warrants for each year.

2.8 Income Taxes

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

2.9 Property Plant and Equipment

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

2.10 Deferred charges

Costs associated with the consultancy fees are referred to as deferred charges. These costs include advertising expenses, media communication fee, technical service fees and other administrative costs. Such costs are capitalised where they relate to the development of existing business, are presented as deferred charges, and are amortised on the same basis as the over the period of 10 years. The balance of the deferred acquisition costs at the reporting date represents the capitalised deferred acquisition costs less than accumulated amortization costs.

2.11 Revenue Recognition

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

2.12 Use of Estimates

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

2.13 Long-Lived Assets

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

2.14 Variable Interest Entity

A variable interest entity (“ VIE ”) is an entity (investee) in which the investor has obtained less than a majority interest, according to the Financial Accounting Standards Board (FASB). A VIE is subject to consolidation if a VIE meets one of the following three criteria as elaborated in ASC Topic 810-10, Consolidation:

(a)	equity-at-risk is not sufficient to support the entity’s activities;

(b)	as a group, the equity-at-risk holders cannot control the entity; or

(c)	the economics do not coincide with the voting interest.

If a firm is the primary beneficiary of a VIE, the holdings must be disclosed on the balance sheet. The primary beneficiary is defined as the person or company with the majority of variable interests. A corporation formed, owned, and operated by two or more businesses (ventures) as a separate and discrete business or project (venture) for their mutual benefit is defined as a joint venture.

2.15 Concentrations of Credit Risks and Revenues

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

2.16 Stock Based Compensation

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

2.17 Comprehensive Income

Comprehensive income is net income plus certain items that are recorded directly to stockholders’ equity, bypassing net income. With the exception of foreign exchange gains and losses, the Company has no other components in its comprehensive income (loss) accounts.

2.18 Recent Issued Standards

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

The FASB has issued Accounting Standards Update (ASU) No. 2015-04, Compensation - Retirement Benefits (Topic 715): Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets. For an entity with a fiscal year-end that does not coincide with a month-end, the amendments in this ASU provide a practical expedient that permits the entity to measure defined benefit plan assets and obligations using the month-end that is closest to the entity’s fiscal year-end and apply that practical expedient consistently from year to year. The practical expedient should be applied consistently to all plans if an entity has more than one plan. Employee benefit plans are not within the scope of the amendments.

If a contribution or significant event (such as a plan amendment, settlement, or curtailment that calls for a remeasurement in accordance with existing requirements) occurs between the month-end date used to measure defined benefit plan assets and obligations and an entity’s fiscal year-end, the entity should adjust the measurement of defined benefit plan assets and obligations to reflect the effects of those contributions or significant events. However, an entity should not adjust the measurement of defined benefit plan assets and obligations for other events that occur between the month-end measurement and the entity’s fiscal year-end that are not caused by the entity (e.g., changes in market prices or interest rates).

If an entity applies the practical expedient and a contribution is made between the month-end date used to measure defined benefit plan assets and obligations and the entity’s fiscal year-end, the entity should not adjust the fair value of each class of plan assets for the effects of the contribution. Instead, the entity should disclose the amount of the contribution to permit reconciliation of the total fair value of all the classes of plan assets in the fair value hierarchy to the ending balance of the fair value of plan assets.

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

IFRS does not have a practical expedient that permits an entity to measure defined benefit plan assets and obligations as of the month-end that is closest to the entity’s fiscal year-end (or the month-end that is closest to the date of a significant event that occurred in an interim period), whereas the amendments in this Update provide that practical expedient.

The FASB has issued Accounting Standards Update No. 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. Existing GAAP does not include explicit guidance about a customer’s accounting for fees paid in a cloud computing arrangement. Examples of cloud computing arrangements include: (a) software as a service; (b) platform as a service; (c) infrastructure as a service; and (d) other similar hosting arrangements.

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

The amendments provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The amendments do not change the accounting for a customer’s accounting for service contracts. As a result of the amendments, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets.

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

The amendments are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented. The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements. Earlier application is permitted.

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

NOTE 3. ACCOUNTS RECEIVABLE

	2016	2015	2014
Trade Accounts Receivable	$-	$-	$-
Other Accounts Receivable	265	262	440
	$265	$262	$440

The Company carries accounts receivable at the amounts it deems to be collectible. Accordingly, the Company provides allowances for accounts receivable it deems to be uncollectible based on management’s best estimates. Recoveries are recognized in the period they are received. The ultimate amount of accounts receivable that becomes uncollectible could differ from those estimated. No reserve for bad debts was established as at September 30, 2016, 2015 and 2014 as all amounts were deemed collectible.

NOTE 4. PROPERTY, PLANT & EQUIPMENT

	2016	2015	2014
Furniture and Fixtures	$6,102	$6,404	$6,612
Machinery and Equipment	16,307	17,117	17,357
COST	22,409	23,521	23,969
Less: Accumulated depreciation/amortization
Furniture and Fixtures	4,170	3,096	1,873
Machinery and Equipment	12,360	9,551	6,390
	16,530	12,647	8,263
NET	$5,879	$10,874	$15,706

During the years ended September 30, 2014, 2015 and 2016, the Company recorded depreciation of $4,804, $4,793 and $4,577 respectively.

NOTE 5. DEFERRED CHARGES

	2016	2015	2014
Deferred technical services fee	$577,062	$595,856	$595,856
Exchange adjustment	(27,306)	(18,794)	-
COST	549,756	577,062	595,856
Less: Accumulated amortization
Deferred technical service fee	200,843	153,682	99,690
	-	-	-
	200,843	153,682	99,690
NET	$348,913	$423,380	$496,166

NOTE 6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of the following:

	2016	2015	2014
Accounts Payable	$596,712	$432,467	$404,986
Professional services (legal, audit, financial)	28,000	45,000	15,000
Other	144,693	120,762	70,447
TOTAL	$769,405	$598,229	$490,433

Included in accounts payable is $414,615 owing to Michael Lee – CEO as at September 30, 2016. (As at September 30, 2015, accounts payables owing to Mr. Lee totaled $318,675. As at September 30, 2014, accounts payables owing to Mr. Lee totaled $210,139.). Also, included in account payables is $160,714 owing to the shareholders as at September 30, 2016. (As at September 30, 2015, accounts payables owing to the shareholders totaled $129,514. As at September 30, 2014, account payables owing to the shareholders totaled $125,516. See also Note 13.

NOTE 7. NOTES PAYABLE

The Company and its subsidiaries issued $376,625, $311,297, $318,923 and repaid $0, $35,000, $7,000 in promissory notes, net of repayments during the years ended September 30, 2016, 2015 and 2014 respectively. The newly issued and existing promissory notes bear interest at rates of 8% - 12% per annum and are repayable on or before the first anniversary date of issuance. Included in Promissory Notes payable is $193,292 including accrued interest of $37,863 to Michael Lee – CEO at September 30, 2016. (As at September 30, 2015 Notes Payable plus accrued interest of $29,866 owing to Mr. Lee totaled $97,020. As at September 30, 2014 Notes Payable plus accrued interest of $29,829 owing to Mr. Lee totaled $67,117.). See also Related Party Transactions Note 13.

September 30,	2016	2015	2014
Promissory Notes Issued and outstanding, net of repayments and conversions:	$1,497,576	$1,096,523	$916,750
Interest accrued	614,525	459,795	411,766
Promissory Notes Payable	$2,112,101	$1,556,318	1,328,516

NOTE 8. NON-CONTROLLING INTEREST

On June 22, 2006, AlphaRx International Holdings Ltd. (“AIH”), previously a wholly-owned subsidiary of the Company issued 1,500 shares of its Common Stock to New Super Limited (“NSL”), an independent Hong Kong based corporation, at a price of approximately HK$ 6,667 per share or HK$ 10 million in cash (US$1,288,826). As a result, AIH’s issued and outstanding shares were increased to 10,000 and the Company’s interest in AIH was reduced to 80%. With the consolidation of only 80% of AIH, a non-controlling interest was established, representing amounts owing to the minority shareholder. The capital infusion into AIH is accounted for as additional paid in capital on the consolidated financial statements of the Company.

NOTE 9. COMMITMENTS

The Company leases an automobile all on an operating lease basis. The aggregate minimum annual and total payments due under these operating leases are as follows:

As of September 30,	2016	2015	2014
Car Lease	$13,583	28,900	4,534
TOTAL	$13,583	28,900	4,534

NOTE 10. COMMON STOCK

The Company is authorized to issue up to 250,000,000 shares of Common Stock. As of September 30, 2016, there were 89,336,000 shares of Common Stock issued and outstanding, with a stated par value of $0.0001 per share.

For the year ended September 30, 2016, the Company issued 300,000 restricted shares to LP Funding LLC pursuant to a consulting agreement.

Net loss per share of Common Stock is not based on diluted shares since the effect would be anti-dilutive. The Company has warrants outstanding to purchase 3,410,280 shares of Common Stock and 14,750,000 options outstanding to purchase shares of Common Stock as at September 30, 2016. On a fully diluted basis there would be 107,496,280 shares of Common Stock issued and outstanding if all warrants and all options were to be exercised. Refer to Notes 11 and 12 respectively for more details on options and warrants. (As at September 30, 2015 and 2014 there would have been 105,460,655 and 104,734,030 shares outstanding on a diluted basis respectively if all outstanding warrants and options were exercised).

NOTE 11. INCOME TAXES

The regional sources of tax losses for the years ended September 30, 2016, 2015 and 2014 were as follows:

	2016	2015	2014
North America	$(1,183,699)	$(813,409)	$(3,141,208)
Outside North America	(568,784)	(527,184)	(716,713)
	$(1,752,483)	$(1,340,593)	$(3,857,921)

Tax losses by year of origin and year of expiry are as follows:

Year of		Year of		Year of	Outside	Year of
Origin	United States	Expiry	Canada	Expiry	North America	Expiry
1998	212,899	2018
1999	795,878	2019
2000	6,179	2020
2001	292,351	2021
2002	1,017,792	2022
2003	1,189,476	2023
2004	790,108	2024
2005	2,166,634	2025	$732,448	2015
2006	1,764,202	2026	682,619	2016
2007	1,530,976	2027			293,528	2014
2008	1,266,180	2028			99,852	2015
2009	208,940	2029	97,040	2019	78,953	2016
2010	477,350	2030	54,697	2020	27,267	2017
2011	77,922	2031	184,138	2021
2012	38,979	2032	90,950	2022
2013	3,502	2033	123,867	2023	631,107	2020
2014	3,060,847	2034	80,361	2024	716,713	2021
2015	813,409	2035			527,184	2022
2016	1,035,805	2036	147,894	2026	568,784	2023
TOTAL	$16,749,429		$2,194,014		$2,943,388

CONSOLIDATED TAX LOSSES					$21,886,831

The tax effect of material temporary differences representing deferred tax assets is estimated as follows:

	2016	2015	2014
Deferred tax assets:
North America	$6,047,290	$5,874,417	$5,846,486
Outside North America	370,658	297,184	232,634
Sub-total	6,417,948	6,171,601	6,079,120
Less Valuation allowance	(6,417,948)	(6,171,601)	(6,079,120)
Net deferred tax assets	-	-	-

The valuation allowance as of September 30, 2016, 2015 and 2014 totaled $6,417,948, $6,171,601 and $6,079,120 respectively which consisted primarily of established reserves for deferred tax assets on non-capital operating loss carry forwards for our entities in United States and our foreign entities. The tax rates being used to determine deferred tax assets are estimated at 34.5% for North America and 15% for outside North America. The consolidated effective tax (benefit) rate as a percentage of income (loss) before income taxes is as follows.

	2016	2015	2014
Combined Statutory Rates	31.3%	31.3%	31.3%
Non-deductible expenses	(9)	(9)	(9)
Change in valuation allowance	(22.3)	(22.3)	(22.3)
Effective tax rate	0%	0%	0%

As of September 30, 2016, 2015 and 2014 the Company had no unrecognized tax benefits and as such required no adjustments to the financial statements. The Company records any interest and penalties related to tax matters within general and administrative expenses on the accompanying consolidated statements of operations and comprehensive loss. These amounts are not material to the consolidated financial statements for the periods presented. The Company’s US and Canadian tax returns are subject to examination by respective tax authorities. Generally, tax years 2007 – 2015 remain open to examination by those respective tax authorities. (IRS in the United States and Canada Customs and Revenue Agency in Canada).

NOTE 12. STOCK OPTION PLANS

Zero options were granted during the years ended September 30, 2016. There were 14,750,000 options outstanding to purchase shares of Common Stock as of September 30, 2016. The board of directors adopted the 2013 Share Incentive Plan, or the 2013 Plan, which became effective in July 2013. A total of 17,000,000 common shares of our company are reserved for issuance under the 2013 Plan.

Issue Date	No. of Options Issued	Exercise Price ($)	Share Price on Grant Date ($)	Expiry Date	Remaining Contractual Life (Years)
5/29/2014	12,750,000	0.15	0.18	5/29/2024	7.67
5/29/2014	2,000,000	0.20	0.18	5/29/2019	2.67
Balance as at September 30 2016	14,750,000			Weighted Average Contractual Life (Years)	6.99

NOTE 13. WARRANTS

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

On January 20, 2015, January 29, 2015 and February 3, 2015, the Company issued 335,850 warrants to purchase 335,850 shares of Common Stock at $0.25 per share expiring on January 20, 2018 and February 3, 2018 respectively. The total fair value of the warrants has been estimated to be $101,694 using Black-Scholes option pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 392.60%, risk-free interest rate of 0.85%, 0.84% and 0.85% respectively, and an expected life of 3 years. Stock based compensation is included in general and administrative expenses seen on the consolidated statement of operations and comprehensive loss.

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

On November 12, 2015, the Company issued 15,000 warrants to purchase 15,000 shares of Common Stock at $0.3 per share expiring on November 12, 2018. The total fair value of the warrants has been estimated to be $5,830 using Black-Scholes option pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 333.42%, risk-free interest rate of 1.24%, and an expected life of 3 years. Stock based compensation is included in general and administrative expenses seen on the consolidated statement of operations and comprehensive loss.

On February 8, 2016, February 11, 2016, and February 23, 2016, the Company issued 215,000 warrants to purchase 215,000 shares of Common Stock at $0.28 per share expiring on February 8, 11, and 23, 2019 respectively. The total fair value of the warrants has been estimated to be $69,052 using Black-Scholes option pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 296.48%, 296.52%, 297.93%, risk-free interest rate of 0.83%, 0.81%, and 0.90% respectively, and an expected life of 3 years. Stock based compensation is included in general and administrative expenses seen on the consolidated statement of operations and comprehensive loss.

On April 5, 2016, the Company issued 193,415 warrants to purchase 193,415 shares of Common Stock at $0.3 per share expiring on April 5, 2019. The total fair value of the warrants has been estimated to be $45,065 using Black-Scholes option pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 191.15%, risk-free interest rate of 0.85%, and an expected life of 3 years. Stock based compensation is included in general and administrative expenses seen on the consolidated statement of operations and comprehensive loss.

On May 3, 2016, May 9, 2016, and May 13, 2016, the Company issued 277,645 warrants to purchase 277,645 shares of Common Stock at $0.30 per share expiring on May 3, 9, and 13, 2019 respectively. The total fair value of the warrants has been estimated to be $74,331 using Black-Scholes option pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 179.30%, 174.31%, 174.49%, risk-free interest rate of 0.92%, 0.86%, and 0.91% respectively, and an expected life of 3 years. Stock based compensation is included in general and administrative expenses seen on the consolidated statement of operations and comprehensive loss.

On June 3, 2016, June 10, 2016, and June 16, 2016, the Company issued 440,000 warrants to purchase 440,000 shares of Common Stock at $0.30 per share expiring on June 3, 10, and 16, 2019 respectively. The total fair value of the warrants has been estimated to be $122,966 using Black-Scholes option pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 172.45%, 172.57%, 172.16%, risk-free interest rate of 0.92%, 0.87%, and 0.81% respectively, and an expected life of 3 years. Stock based compensation is included in general and administrative expenses seen on the consolidated statement of operations and comprehensive loss.

On July 11, 2016, July 12, 2016, and July 15, 2016, the Company issued 258,135 warrants to purchase 258,135 shares of Common Stock at $0.30 per share expiring on July 11, 12, and 15, 2019 respectively. The total fair value of the warrants has been estimated to be $90,583 using Black-Scholes option pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 168.80%, 168.80%, 168.80%, risk-free interest rate of 0.77%, 0.81%, and 0.87% respectively, and an expected life of 3 years. Stock based compensation is included in general and administrative expenses seen on the consolidated statement of operations and comprehensive loss.

On August 9, 2016, August 10, 2016, and August 16, 2016, the Company issued 259,775 warrants to purchase 259,775 shares of Common Stock at $0.30 per share expiring on August 9, 10, and 16, 2019 respectively. The total fair value of the warrants has been estimated to be $76,138 using Black-Scholes option pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 167.16%, 167.09%, 165.14%, risk-free interest rate of 0.84%, 0.80%, and 0.87% respectively, and an expected life of 3 years.

On September 12, 2016, September 20, 2016, September 23, 2016, September 26, 2016, and September 30, 2016, the Company issued 276,655 warrants to purchase 276,655 shares of Common Stock at $0.30 per share expiring on September 12, 20, 23, 26 and 30, 2018 respectively. The total fair value of the warrants has been estimated to be $82,795 using Black-Scholes option pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 161.47%, 161.18%, 161.32%, 161.36%, 161.23%, risk-free interest rate of 0.92%, 0.93%, 0.90%, 0.87% and 0.88% respectively, and an expected life of 3 years. Stock based compensation is included in general and administrative expenses seen on the consolidated statement of operations and comprehensive loss.

Additional details regarding warrant activity and warrants outstanding as of September 30, 2016, 2015 and 2014 are seen in the table below.

Issue Date	No. of Warrants Issued	Exercise Price ($)	Share Price on Grant Date ($)	Expiry Date	Remaining Contractual Life (Years)

4/1/2009	600,000	0.03	0.020	3/31/2014	0
4/12/2010	748,030	0.085	0.050	4/11/2015	0
8/3/2011	80,000	0.075	0.040	6/30/2014	0
9/13/2011	50,000	0.075	0.050	6/30/2014	0
1/9/2012	30,000	0.075	0.050	6/30/2014	0
Balance as at September 30, 2012 and 2013	1,508,030			Weighted Average Contractual Life (Years)	0

9/24/2014	100,000	0.25	0.20	9/24/2016	0
9/25/2014	100,000	0.25	0.20	9/25/2016	0
Balance as at September 30, 2014	948,030			Weighted Average Contractual Life (Years)	0

10/7/2014	100,000	0.25	0.20	10/7/2016	0.02
1/20/2015	50,000	0.25	0.32	1/20/2018	1.30
1/29/2015	160,850	0.25	0.30	1/29/2018	1.33
2/3/2015	125,000	0.25	0.30	2/3/2018	1.34
4/21/2015	629,030	0.25	0.35	4/21/2018	1.55
8/4/2015	9,775	0.30	0.35	8/4/2018	1.83
9/17/2015	125,000	0.30	0.30	9/17/2018	1.96
9/25/2015	125,000	0.30	0.35	9/25/2018	1.98
9/29/2015	150,000	0.30	0.40	9/29/2018	1.99
Balance as at September 30, 2015	1,674,655			Weighted Average Contractual Life (Years)	2.33

11/12/2015	15,000	0.30	0.39	11/12/2018	2.11
2/08/2016	15,000	0.28	0.28	2/08/2019	2.38
2/11/2016	150,000	0.28	0.33	2/11/2019	2.38
2/23/2016	50,000	0.28	0.32	2/23/2019	2.40
4/05/2016	193,415	0.30	0.26	4/05/2019	2.54
5/03/2016	56,500	0.30	0.30	5/03/2019	2.55
5/09/2016	206,145	0.30	0.31	5/09/2019	2.55
5/13/2016	15,000	0.30	0.28	5/13/2019	2.62
6/03/2016	140,000	0.30	0.28	6/03/2019	2.67
6/10/2016	180,000	0.30	0.34	6/10/2019	2.67
6/16/2016	120,000	0.30	0.34	6/16/2019	2.68
7/11/2016	193,355	0.30	0.40	7/11/2019	2.80
7/12/2016	25,780	0.30	0.40	7/12/2019	2.80
7/15/2016	39,000	0.30	0.40	7/15/2019	2.80
8/09/2016	193,380	0.30	0.34	8/09/2019	2.88
8/10/2016	12,895	0.30	0.34	8/10/2019	2.88
8/16/2016	53,500	0.30	0.34	8/16/2019	2.89
9/12/2016	51,565	0.30	0.37	9/12/2019	2.96
9/20/2016	167,590	0.30	0.35	9/20/2019	2.98
9/23/2016	7,500	0.30	0.32	9/23/2019	2.98
9/26/2016	15,000	0.30	0.32	9/26/2019	2.99
9/30/2016	35,000	0.30	0.35	9/30/2019	3.00
Balance as at September 30, 2016	3,410,280			Weighted Average Contractual Life (Years)	2.18

NOTE 14. RELATED PARTY TRANSACTIONS

The Company sourced some of its funding from its CEO and director - Mr. Lee, CEO and Dr. Ford Moore. Interest accrued on all loans outstanding to Mr. Lee and Dr. Moore totaled $53,043 as of September 30, 2016. The total loan amounts including accrued interest owing to Mr. Lee as and Dr. Moore of September 30, 2016, 2015, and 2014 were $346,335, $171,500, and $89,564, and owing to Dr. Moore as of September 30, 2016 were $115,180. Account payables owing to Mr. Lee as of September 2016, 2015 and 2014 were $414,615, $318,675 and $210,139. Account payables owing to shareholders as of September 2016, 2015 and 2014 were $160,714, $129,514 and $125,516.

NOTE 15. SEGMENTED INFORMATION

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

Revenues

The Company did not generate revenue for the years 2016, 2015 and 2014. The Company derived revenues from royalties and from consulting services for the years ended September 30, 2014 and 2013.

	Years ended September 30,
Revenue Stream	2016	2015	2014
Disposal of Indaflex rights (Mexico Only)	$0	$0	$0
Consulting Fees (North America)	-	-	-
Gross Operating Revenue	0	0	0

Other non-operating revenue:
Forgone Accounts Payable	-	20,227	13,364
Gain from disposal of fixed assets	-	-	-
Legal Settlement	-	-	-
Interest Income	67	416	409

Total Revenues and Non-Operating Revenues	$67	$20,373	$13,773

	As of September 30,
Long Lived Assets	2016	2015	2014
North America	$-	$-	$-
Asia	5,879	10,874	15,706
Total Long Lived Assets	$5,879	$10,874	$15,706

NOTE 16. GOODWILL

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

NOTE 17. RECLASSIFICATIONS

Certain amounts from prior year have been reclassified to conform to current year’s presentation.

NOTE 18. SUBSEQUENT EVENTS

None

