Form 20-F
period 2017-09-30
UMeWorld Ltd
filed 2018-04-11
CIK 1114936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: September 30, 2017

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

OR

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of event requiring this shell company report _______________

For the transition period from __________to __________

Commission File Number: 000-30813

UMeWorld, Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Unit 1504, 15/F, Island Centre, 1 Great George Street, Causeway Bay, Hong Kong, China
(Address of principal executive offices)

Michael Lee, (852) 3708 3235, info@umeworld.com
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

As of September 30, 2017, there were 89,504,000 shares outstanding of the issuer’s Common Stock.

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

FORM 20-F

For the Years Ended September 30, 2017, 2016 and 2015

INDEX

PRELIMINARY NOTES

Pursuant to General Instruction E(b) of Form 20-F, this annual report includes the information specified in Parts I, II and III.

Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we”, “us”, “our company”, “our” and “the company” refer to UMeWorld Limited, a British Virgin Islands company, and its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include its consolidated variable interest entities.

•	“China” or “PRC” refers to People’s Republic of China, and for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;

•	“shares”, “common stock” or “common shares” refers to our common shares, par value US$0.0001 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China, “HK$” refers to the legal currency of Hong Kong and “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	“VIE” refers to Guangzhou XinYiXun Network Technology Co. Ltd., a domestic PRC company in which we do not have equity interests but its financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP;

•	“K-12” refers to the year before the first grade through the last year of high school; and

•	“PRC GAAP” refers to generally accepted accounting principles in the People’s Republic of China.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all foreign currency translations in this annual report on Form 20-F can be found on Note 2 of our audited consolidated financial statements on page F-8. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

Risks Related to Our Business and Industry

If we are unable to maintain a good relationship with China Mobile, our business will suffer.

China Mobile is the primary distribution, marketing, promotion and payment platform for UMFun. We generate substantially all of our revenue and users through the China Mobile “AND” Education Platform and expect to continue to do so for the foreseeable future. Any deterioration in our relationship with China Mobile would harm our business and adversely affect the value of our common stock.

We are subject to China Mobile’s terms and conditions for application developers, which govern the promotion, distribution and operation of educational applications on the “AND” Education Platform. We have entered into a Product Co-operation Agreement with China Mobile which govern the promotion, distribution and operation of educational applications on the “AND” Education Platform. This Agreement expires on October 31, 2018.

Our business would be harmed if:

•	China Mobile discontinues or limits access to its platform by us;

•	China Mobile terminates or does not renew our Product Co-operation Agreement;

•	China Mobile modifies its terms of service or other policies, including fees charged to, or other restrictions on, us or other application developers, or China Mobile changes how the personal information of its users is made available to application developers on the “AND” Education Platform or shared by users;

•	China Mobile establishes more favorable relationships with one or more of our competitors; or

•	China Mobile develops its own competitive offerings.

We have benefited from China Mobile’s strong brand recognition and large user base. If China Mobile loses its market position or otherwise falls out of favor with Internet users, we would need to identify alternative channels for marketing, promoting and distributing our products, which would consume substantial resources and may not be effective. In addition, China Mobile has broad discretion to change its terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. China Mobile may also change its fee structure, add fees associated with access to and use of the “AND” Education Platform. Any such changes may harm our business.

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

A significant portion of our revenues will be dependent on market acceptance of our online learning & assessment platform and other cloud based testing technologies, and if we are unable to anticipate and meet our clients’ technological needs and challenges from new technologies and industry standards, our products and services may lose market acceptance or become obsolete, and our margins and results of operations may be adversely affected.

Our advanced technologies for the creation and delivery of online tests and assessment, including our UMFun platform, are a key factor in growing and maintaining our relationships with educational institution clients and educational program content providers. Our future success depends on our ability to upgrade our systems, develop new technologies and anticipate and meet the technical needs of our clients on a regular basis. The emergence in the market of new test creation and delivery technologies or substitute products and services could reduce the competitiveness or result in the obsolescence of our current technologies and services. Moreover, if other companies develop similar technologies offering functionality comparable to that of our technologies, pricing pressure may increase and our margins and results of operations may be adversely affected. Additionally, industry standards such as standard interfaces and data exchange protocols may be developed for testing technologies, and if these industry standards are incompatible with our technologies, demand for our technologies, products and services may decline significantly. To the extent we are unable to maintain our market position in key testing technologies or anticipate and respond to technological developments and changes in industry standards in a timely and cost-effective manner, our products and services may lose market acceptance or become obsolete.

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

If we fail to maintain a strong brand identity, our business may not grow, and our financial results may be adversely impacted.

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

We have incurred annual operating losses since our inception. As a result, at September 30, 2017 we had an accumulated loss of approximately $29,773,496. Our revenues for the years ended September 30, 2017, September 30, 2016, and September 30, 2015 were $7,926, $0, and $0, respectively. Our revenues have not been sufficient to sustain our operations. In order to achieve profitability our revenue streams will have to increase and there is no assurance that revenues can increase to such a level. We may never be profitable. Our ability to achieve profitability is affected by various factors, including:

•	growth of the online education market;

•	the continued growth and maintenance of our user base;

•	our efforts to sell and market our products through licensees, distributors and other partners;

•	our ability to establish partnerships and licensing arrangements;

•	the time and costs involved in obtaining regulatory approvals;

•	our ability to control our costs and expenses; and

•	the continued ability to source investments from our investors.

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

We may be unable to raise on acceptable terms, if at all, the substantial capital resources necessary to conduct our operations. If we are unable to raise the required capital, we may be forced to curtail business development activities and, ultimately, cease operations. At September 30, 2017, we had working capital deficiency of $1,628,293 as compared to working capital deficiency of $1,062,665 as at September 30, 2016. The independent auditors' report for the year ended September 30, 2017 includes an explanatory paragraph stating that our recurring losses from operations and working capital levels raise substantial doubt about our ability to continue as a going concern.

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

According to our PRC counsel, as our contractual arrangements were established in 2013, the new security review system may apply to our contractual arrangements. We cannot guarantee, however, that the Ministry of Commerce will not promulgate additional implementing rules or new rules that will bring our contractual arrangements under the scope of the security review system. Moreover, according to a press conference held by the Ministry of Commerce on September 20, 2011, there are no specific laws or regulations governing contractual arrangements like the ones that we employ, but the Ministry of Commerce together with other authorities would study how to regulate them in the future. Hence, we cannot assure you that our contractual arrangements will not be subject to new regulations that will be issued by relevant regulatory authorities and that such new regulations will not have a material adverse effect on our existing structure.

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

As there are substantial uncertainties regarding the future development of the PRC foreign investment legal regime, we cannot assure that the PRC regulatory authorities will not determine that our corporate structure and the contractual arrangements violate PRC laws, rules or regulations. We cannot rule out the possibility that there may be amendments to the Draft Foreign Investment Law and the Notes before promulgation and implementation of the New Foreign Investment Law, which may have a material adverse impact on our Group at the time when they take effect. If any of Guangzhou XinYiXun Network Technology Co., Ltd. or its future subsidiaries are found to be in violation of any future PRC foreign investment laws or regulations and/or any other laws or regulations, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations and impose penalties which may result in material adverse effect on our ability to conduct our business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of Guangzhou XinYiXun Network Technology Co., Ltd. or our right to receive its economic benefits, we would no longer be able to consolidate this entity.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require UMeLook Guangzhou to adjust its taxable income under the contractual arrangements it currently has in place with our PRC consolidated VIE in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our PRC subsidiary, which is a wholly foreign-owned enterprise may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund. The statutory reserve funds, enterprise expansion funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business

Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary and our PRC consolidated VIE do not represent an arm's-length price and adjust our PRC consolidated VIE's income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our PRC consolidated VIE, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our PRC consolidated VIE for under-paid taxes. Our consolidated net income may be materially and adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

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

Our common stock is classified as a "penny stock" under SEC rules that may make it more difficult for our stockholders to resell our common stock.

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

Our disclosure controls & procedures and internal control over financial reporting were ineffective

Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to conduct a comprehensive evaluation of their disclosure controls & procedures and internal control over financial reporting.  At the end of each fiscal year, we must perform an evaluation of our disclosure controls & procedures and internal control over financial reporting, include in our annual report the results of the evaluation, and have our external auditors publicly attest to such evaluation.  If material weaknesses were found in our disclosure controls & procedures and internal controls in the future, if we fail to complete future evaluations on time, or if our external auditors cannot attest to our future evaluations, we could fail to meet our regulatory reporting requirements and be subject to regulatory scrutiny and a loss of public confidence in our disclosure and internal controls, which could have an adverse effect on our stock price. In connection with management’s assessment of the Company’s disclosure controls & procedures and internal control over financial reporting, we identified the following material weakness in our disclosure controls & procedures and internal control over financial reporting as of September 30, 2017. Segregation of Duties:  We did not maintain adequate segregation of duties related to job responsibilities for initiating, authorizing, and recording of certain transactions. Due to this material weakness, there is a risk that a material misstatement in the financial statements would not be prevented or detected on a timely basis.

Lack of independent directors

We cannot guarantee that our Board of Directors will have a majority of independent directors in the future. In the absence of a majority of independent directors, our executive officers, which are also stockholders and directors, could establish policies and enter into transactions without independent review and approval thereof. This could present the potential for a conflict of interest between the Company and its stockholders generally and the controlling officers, stockholders or directors.

Ownership of our common stock by current officers and directors

The present officers and directors own approximately 11.25% of the outstanding shares of common stock, and are therefore no longer in a position to elect all of our Directors and otherwise control the Company. As of September 30, 2017, Vago International Limited controlled by Yee Chu beneficially owned approximately 62.57% of our outstanding capital stock. Chu therefore has significant influence over management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets, for the foreseeable future. This concentrated control limits or severely restricts our stockholders’ ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. As a result, the market price of our common stock could be adversely affected.

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

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiary is subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

The PRC Labor Contract Law became effective and was implemented on January 1, 2008, which was amended on December 28, 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011, and the Administrative Regulations on the Housing Funds, Companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees.

As a result of these laws and regulations designed to enhance labor protection, we expect our labor costs will continue to increase. In addition, as the interpretation and implementation of these laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our website is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

A significant portion of our business operations is conducted in China and all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. Some of the governmental measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation.

A severe or prolonged downturn in the global or PRC economy could materially and adversely affect our business and our financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the PRC economy since 2012. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in oil and other markets. In addition, there have been concerns about the territorial disputes involving China in Asia and the economic effects of such disputes. Economic conditions in China are sensitive to global economic conditions. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any severe or prolonged slowdown in the PRC economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

ITEM 4. INFORMATION OF THE COMPANY

A.	History and Development of the Company

Introduction and History

The Company was originally incorporated as AlphaRx Inc. (“AlphaRx”) under the laws of the State of Delaware in 1997 as a pharmaceutical research & development company. The Company was re-domiciled to British Virgin Islands (BVI) and continued as a BVI registered company in January 2013. On March 8, 2013, AlphaRx changed its name to UMeWorld Limited.

AlphaRx was a specialty pharmaceutical company dedicated to developing therapies to treat and manage pain. Prior to November 2011, the business of the Company was focused on reformulating FDA approved and marketed drugs using its proprietary site-specific nano drug delivery technology. From 2000 until June 2011, substantial efforts and resources were devoted to understanding our nano drug delivery technology and establishing a product development pipeline that incorporated this technology with selected molecules.

On November 4, 2011, the Company ceased all operations on its drug development business and adopted a new corporate development strategy that changed the business operation of the Company to digital media and digital education with an intense focus on China.

On August 30, 2012, the Company acquired all of the issued and outstanding shares of UMeLook Holdings Limited (“UMeLook”), a digital media & education startup with an intense focus on China. The acquisition of UMeLook was completed as a share exchange through the issuance of 70,000,000 common shares of AlphaRx to the shareholders of UMeLook in exchange for all of the issued and outstanding shares in the capital of UMeLook. There were no changes of control of our officers and Board of Directors as a result of the UMeLook acquisition. Due to PRC legal restrictions on foreign ownership and investment in the value-added telecommunications market, we operate our online platform through Guangzhou XinYiXun Technology Co. Ltd., our consolidated variable interest entity, or VIE, in the PRC. Guangzhou XinYiXun holds our VATS (“Value-Added Telecommunication Services”) license necessary to operate our online platform in China, our registered trademarks in China and three of our registered software copyright that are essential to the Company's online operation in PRC.

We rely on a series of contractual arrangements among UMeLook Guangzhou, Guangzhou XinYiXun and its shareholders to operate our online platform in China. We do not have equity interests in Guangzhou XinYiXun. However, as a result of these contractual arrangements, we are the primary beneficiary of Guangzhou XinYiXun and treat it as our consolidated VIE under U.S. GAAP.

From 2013 to present, the Company has focused primarily on the development of its principle product UMFun as follows:

B.	Business Overview

We are an educational technology company and a visionary player in the online educational landscape in China. UMFun, our K-12 flagship product combines “gamification” and “adaptive learning”. It is a cloud-based assessment and learning analytics platform that can intelligently analyze and adapt to a student's performance and personalizes the delivery of proprietary educational items in accordance with their individual learning needs. UMFun has received the prestigious “2016 Top 100 Online Education Product” designation in China.

UMFun provides standards-based instruction, practice, assessments and productivity tools that improve the performance of educators and students via a proprietary online & mobile platform. UMFun helps students in Kindergarten through 12th grade, or K-12, master grade level academic standards in a fun and engaging manner.

UMFun combines rigorous content that is highly customized to specific standards in math, English, Chinese and STEM subjects with interactive features and games that engage students and reinforce and reward learning achievement. Our programs also enable educators to track student performance in real-time to address individual student learning gaps, while allowing administrators to monitor student progress and measure teacher effectiveness.

We capitalize on two significant trends in China’s education market: (1) an increased focus on higher academic standards and educator accountability for student achievement, which has led to periodic assessment in the classroom to gauge student learning and inform instruction, and (2) the increased availability and utilization of web & mobile based technologies to enhance and supplement teacher instruction, engage today’s technology-savvy learners and improve student outcomes.

The kindergarten to grade 12 (K12) educational system in China is the largest in the world, comprising approximately 210 million students. According to Euromonitor International, the Chinese education industry was largest globally with more than US$600 billion in revenues in 2016. It is expected, China’s education market will continue to grow and remain the largest global market through 2025.

Chinese families spend a higher proportion of their disposable household income on education, 30%, than do people in other Asian countries, such as Korea (17%) or Japan (10%). Chinese students are commonly stereotyped as being extremely disciplined, methodical and highly proficient in mathematics. The reality is that Chinese students are no different in their scholastic abilities than are their American counterparts. They both want to excel academically and yet, have a good time in the process.  Both student groups are avid smart phone and wireless technology users.

China Mobile Partnership

In July 2014, we entered into a business relationship with China Mobile Limited, to be a partner on its “AND” Education Platform. This collaboration with China Mobile is a major cornerstone in our business plan. China Mobile created its “AND” Education Platform in 2003, the largest of its kind in the world, and is a closed pay-for-use communication portal system and operated independently by China Mobile’s wholly-owned provincial subsidiaries. System-wide, it is used by over ninety million teacher, student and parent subscribers.

In 2016, China Mobile began consolidating the individual provincial “AND” education offerings into one “AND” Education National Platform. In June 2017, UMFun was chosen to be listed on the “AND” Education National Platform. This national platform listing is also a major milestone for us, as UMFun will become incrementally available to China Mobile's 90,000,000 "AND" Education Platform subscribers in 31 provinces across China. Currently, UMFun has over 14,000,000 accumulated users.

To date, we have derived substantially all of our revenue and acquired substantially all of our users through China Mobile. We expect to continue to derive a substantial portion of our revenue and to acquire a substantial portion of our players from the China Mobile “AND” Education Platform for the foreseeable future. We have signed a Product Co-operation Agreement with China Mobile for the sale and distribution of UMFun on the “AND” Education National Platform which expires on October 31, 2018.

Our Principle Product

We are an educational technology company with a focus on the K-12 education market in China. UMFun, our principle product, provides standards-based instruction, practice, assessments and productivity tools that improve the performance of educators and students via a proprietary online and mobile platform.

Core Educational Principles

We believe that one of the keys to our success lies in our core educational principles that guide product design and development:

•	Clear expectations. Each UMFun session focuses on an academic standard or underlying topic and sets forth a clear goal for the student to master the targeted skill or concept.

•	High quality, rigorous content. Collaborating with our academic partners, we have access to subject area writer and editor expertise with deep knowledge of K-12 curriculum development. We build content from the ground-up, customized to each set of standards for a particular subject. We utilize a scaffolding approach to content development that begins with skill building and then builds to higher level thinking skills. This “building block” learning approach ensures that students master grade level content and are prepared for state assessments.

•	Fun and engaging assignments. UMFun sessions are embedded with short games segments and reward student mastery of standards with achievement certificates. These features provide continual positive reinforcement and reward learning to engage students and build student confidence.

•	Immediate feedback. Students receive immediate feedback and explanations for each question, allowing them to learn and quickly apply new knowledge to subsequent questions and to build skills and conceptual understanding in order to handle more complex content that follows.

•	Student responsibility for learning. UMFun automatically offers explanations and prescribes remedial or “building block” topics when a student does not master a standard or sub-topic, allowing the student to quickly address any learning weakness. The student can continue with these remediation topics until he or she gradually accelerates back to grade level proficiency, receiving built-in rewards for learning along the way.

UMFun

UMFun is a subscription-based online product that provide standards-based instruction, practice, assessment and productivity tools for teachers and students. UMFun is specifically built from the requirements for a subject area in a grade level in a particular province. Our curriculum includes math, Chinese & English language arts and STEM. Subscriptions are typically for one year but is also available on a monthly basis.

Students can log in to UMFun from any computer or mobile devices with internet access. Students can take control and move through the UMFun program, earning awards as each standard is mastered. Once logged in, students move through the content in a traditional, multiple choice test mode which includes short game segments to reward student achievement. Teachers can customize sessions for the number of questions asked as well as the number of correct answers needed to reach proficiency in a standard or sub-topic. The questions are dynamically generated and therefore constantly changing, compelling students to learn concepts rather than memorize answers. Upon answering a question incorrectly, students are shown the correct answer along with a detailed explanation of this response. UMFun offers add-on features and programs, such as a benchmark assessment that enables educators to predict student performance on the end-of-year assessment and provides diagnostic information to guide instruction.

Products Under Development

UMTang

The Company intends to, under the UMTang banner, provide educational advisory services to K-12 students such as school admission, extra-curriculum activity development and strategic educational planning. We intend to, through our educational advisors, provide expert support throughout a student's entire academic journey; from nursery, primary and secondary, to university applications. The Company intends to convert, via UMFun, up to 1,000,000 middle to high income families from the 90 million+ China Mobile users to be the core users of UMTang.

UEXiao

UEXiao is an all-in-one K-12 education platform which seamlessly combining essential K-12 analysis tools that are typically accessed separately - student information systems (SIS), learning management systems (LMS), formative assessments, curriculum management and more - all in one integrated solution supporting the Ministry of Education's K-12 target of universal Educational Digitization in China by 2020. The Company released a beta version in 2016 and is planning to release a commercial version in 2018.

Our Competitive Strengths

We believe the following are our key competitive strengths:

Personalized learning experience. Our proprietary algorithms intelligently analyze a student’s performance and personalizes the delivery of proprietary educational items to address their individual learning needs and to improve students’ performance in core skill areas. Our data-driven approach to each step of a student's learning process, as well as our highly interactive lessons enable us to provide students with highly personalized learning experience. By analyzing a student's profile, learning objectives and proficiency, and considering the key learning points of our curriculum, our system recommends a study plan that suits individual students.

Real-time Student Tracking. Built-in Remediation and Enrichment. We provide real-time reporting on student achievement, allowing educators to quickly identify learning gaps and provide targeted instruction and practice. UMFun provides students with immediate feedback and explanations and, when required, remediation content designed to build foundational skills in order to accelerate students to grade-level proficiency.

Engaging, Fun and Easy to Use for Students. Our products utilize a simple, graphical user interface that is intuitive and easy to use. In addition, our UMFun incorporates games and rewards in order to make learning fun and engaging for students. By engaging students and providing them with the tools they need to succeed, we enable them to take control of their own learning, boost their confidence and keep them interested in using our products, while creating a culture of academic success.

Accessible, Dynamic online and mobile Platform. UMFun is delivered entirely online and cross-platform so it can be used by teachers, parents and students on any computers or mobile devices wherever internet access is available.

High Impact, Low Cost Solution. By providing a single, comprehensive solution for core subjects across a wide range of grade levels, UMFun eliminates the need for parents to have multiple learning products, saving them both time and money. In addition, at an average monthly price per student of US $1.60, we offer parents a compelling value proposition compared to off-line private tutoring.

Visionary and passionate management team with strong academic partners. Our visionary management team is passionate about education and has been instrumental in driving the success of our business. Our academic partners, Sun Yat Sen University and South China Normal University, both universities are ranked as top universities in China by all the most influential and widely observed international university rankings. We believe our management team's collective experience and strong execution capabilities present a significant advantage and enable us to realize attractive growth opportunities.

Our Growth Strategies

Our goal is to strengthen our market position in the online education market in China, creating a foundation for us to develop a global online education platform. We intend to achieve our goal by pursuing the following strategies:

Further enhance our brand image to grow our student base. We believe that building our brand and strengthening our reputation for providing quality online English education is critical to the success of our platform. We seek to deploy marketing initiatives strategically to maximize returns across both online and offline channels.

Expand our curriculum. We believe the quality of our subject offerings is important to our continued growth and success. We intend to devote significant resources and to leverage our knowledge and expertise in the online education industry in China to develop new subject offerings that will better address the needs of our current students and attract new prospective students from various demographic groups.

Strengthen our technologies and data analytics capabilities. We intend to continue to devote resources to our product development efforts. Our proprietary technologies allow us to track a wide range of metrics across our student and teacher base. This has created a substantial database of student and teacher data. We aim to actively enhance the learning experience for our students by analyzing this data, utilizing algorithms to identify trends and traits that will help better address the learning objectives and needs of our students. We seek to improve these processes and algorithms in the future by making them more robust and accurate to continue to offer our students a personalized learning experience.

Pursue selective strategic acquisitions and partnerships. We seek acquisitions and strategic alliances that expand our product and service offerings and provide additional revenue opportunities. We intend to continue to pursue acquisitions that have products, services and businesses that are compatible with our brand identity, culture and corporate mission. We expect that our acquisition activity will be focused primarily on online products and services for our target markets. In addition, we believe our large student audience of over 14 million K-12 students provides a significant and valuable opportunity to enter into strategic relationships in order to cross-sell other appropriate, teacher- and parent approved products to our students.

Competition

The online education services market in China in general, and especially for K-12 students, is fragmented, rapidly evolving and highly competitive. We compete primarily with other providers of supplemental educational materials and online learning tools. We face competition from other companies that provide online education as well as from those that provide traditional offline education in China. We also face competition from other online and mobile platforms or internet companies that plan to expand their business into education.

We believe our principal competitors include:

•	providers of online and offline supplemental instructional materials for the core subject areas of reading, mathematics and science for K-12 institutions;
•	companies that provide K-12-oriented software and online-based educational assessment and remediation products and services to students, educators, parents and educational institutions;
•	the assessment divisions of established education publishers;
•	providers of online and offline test preparation materials;
•	traditional print textbook and workbook companies that publish K-12 core subject educational materials, standardized test preparation materials or paper and pencil assessment tools;
•	summative assessment companies that have expanded their product lines to include formative assessment and instruction products;
•	non-profit and membership educational organizations and government agencies that offer online and offline products and services, including in some cases at no cost, to assist individuals in standards mastery and test preparation; and
•	providers of website hosting for teachers and schools.

We believe that we are well-positioned to effectively compete in the markets in which we operate on the basis of our innovative approach to online education, immersive and interactive learning environment, scalable and efficient business model, strong curriculum development capabilities and experienced management team. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. For a discussion of risks related to competition, see "Risk Factors—Risk Related to Our Business and Industry - We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, which would adversely impact our business and financial conditions and operating results."

Intellectual Property

We own copyrights to the course contents we developed in-house. Our trademarks, software copyrights, domain names, trade secrets and other intellectual property rights distinguish our program from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees to protect our intellectual property rights. In addition, under the employment agreements we enter into with our employees, they acknowledge that the intellectual property made by them in connection with their employment with us are our property. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

Regulation

PRC Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the Ministry of Education on July 5, 2000, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. "Educational websites" refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet Service Provider, or ISP. "Online education schools" refer to educational websites providing academic education services or training services with the issuance of various certificates. Setting up education websites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education. Any educational website and online education school shall, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, pursuant to which the administrative license for "online education schools" was retained, while the administrative license for "educational websites" was not retained. On January 28, 2014, the State Council promulgated the Decision on Abolishing and Delegating Certain Administrative Examination and Approval Items, pursuant to which the administrative approval for "online education schools" of higher education was abolished.

Notwithstanding these decisions formulated by the State Council, as the Administrative Regulations on Educational Websites and Online Education Schools were not explicitly abolished, in practice, certain local authorities continue to implement the approval requirement for setting up education websites and online education schools. On February 3, 2016, the State Council promulgated the Decision on Cancelling the Second Batch of 152 Items Subject to Administrative Examination and Approval by Local Governments Designated by the Central Government, explicitly cancelled the approval requirements for operating educational websites and online education schools that provided by the Administrative Regulations on Educational Websites and Online Education Schools, and reiterated the principle that administrative approval requirements may only be imposed in accordance with the Administrative Licensing Law.

Education Law of the PRC

On March 18, 1995, the PRC National People's Congress promulgated the Education Law of the PRC, or the Education Law. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institution, social organizations and individuals are encouraged to operate schools and other types of educational organizations. It is provided in the Education Law that no organization or individual may establish or operate a school or any other educational institution for commercial purposes. However, private schools may be operated for "reasonable returns" as described in more detail below. On December 27, 2015, the Standing Committee of the PRC National People's Congress, or the NPC Standing Committee, published the Decision on Amendment of the Education Law, which will take effect on June 1, 2016. The NPC Standing Committee narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for commercial purposes to only restricting a school or other educational institution founded with governmental funds or donated assets in the amended Education Law.

Regulation Relating to Online Publishing

On June 27, 2002, the General Administration of Press and Publication, or GAPP (currently known as the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT) and the MIIT jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require entities that engage in Internet publishing to obtain an Internet Publishing License for engaging in Internet publishing from the SAPPRFT. Pursuant to the Internet Publishing Measures, the definition of "internet publishing" is broad and refers to the act by ICP services providers to select, edit and process works created by themselves or others and subsequently post such works on the internet or transmit such works to the users' end through internet for the public to browse. The "works" as defined under the Internet Publishing Measures include (i) contents from books, newspapers, periodicals, audio-video products, electronic publications that have already been formally published or works that have been made public in other media, and (ii) all other edited or processed works of literatures, art, natural science, social science, engineering technology, etc.

On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions. The Online Publishing Provisions, taking effect as of March 10, 2016, superseded the Internet Publishing Measures. Compared with the Internet Publishing Measures, the Online Publishing Provisions set out more detailed provisions for online publishing activities, which mainly cover issues such as defining online publishing services, licensing and approvals, the administrative and supervisory regime and legal liabilities. According to the Online Publishing Provisions, all online publishing services provided within the territory of China are subject to the Online Publishing Provisions, and an online publishing services permit shall be obtained to provide online publishing services. Pursuant to the Online Publishing Provisions, "online publishing services" refer to providing online publications to the public through information networks; and "online publications" refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT. As the scope of online publication is broad, certain contents we post on our website, such as video-audio clips and course materials, may be deemed as online publications. We currently do not hold the license required to provide online publishing services.

Regulation Relating to Internet Culture Activities

On February 17, 2011, the Ministry of Culture, or MOC, promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011. The Internet Culture Provisions require ICP services providers engaging in commercial "internet culture activities" to obtain a permit from the MOC. "Internet cultural activities" is defined in the Internet Culture Provisions as an act of provision of Internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the Internet cultural products; (ii) the online dissemination whereby cultural products are posted on the Internet or transmitted via the Internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users' browsing, use or downloading; and (iii) the exhibition and comparison of the Internet cultural products. In addition, "Internet cultural products" is defined in the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the Internet, which mainly include internet cultural products specially produced for the Internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicate those to internet for dissemination. We currently hold an Internet Culture Business Operating License that is valid until January 13, 2019.

C.	Organizational Structure

UMeWorld is a holding company without substantive operations and we conduct our businesses through our subsidiaries and our consolidated VIE, or VIE. The chart below summarizes our corporate structure as of September 30, 2017:

Note:

________

(1)	Mr. Yilun Liang, an office & director of the Company, holds 10% of the equity interest in Guangzhou XinYiXun; Guangzhou Zhongda No.3 Venture Investment Co., Ltd., holds 90% of the equity interest in Guangzhou XinYiXun. Mr. Dong Liang is the Chairman of Zhongda No. 3 Venture Investment Co., Ltd. and also a director of the Company.

Contractual Arrangements with Our Consolidated Affiliated Entity

Due to PRC legal restrictions on foreign investment in and ownership of entities engaged in the education industry, we operate our business through our consolidated VIE, or VIE. PRC laws and regulations currently require any foreign entity that invests in the education industry in China to be an educational institution with relevant experience in providing educational services outside of China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. Accordingly, our offshore holding companies are not allowed to directly engage in the education industry in China. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements with our VIE and its and its shareholders, through which we are able to consolidate the financial results of our VIE. These contractual arrangements allow us to:

•	exercise effective control over our VIE;

•	receive substantially all of the economic benefits of our VIE; and

•	have a call option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of our VIE and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP. However, these contractual arrangements may not be as effective in providing operational control as direct ownership and the use of the contractual arrangements exposes us to certain risks. For example, Guangzhou XinYiXun may breach the contractual arrangements with us. In such cases, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. See “Risk Factors—Risks Related to Our Corporate Structure.”

If our PRC affiliated entity, Mr. Yilun Liang or Mr. Dong Liang fail to perform their obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our affiliated entities. See “Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliates and the shareholders of Guangzhou XinYiXun for our operations in China, which may not be as effective in providing control as direct ownership.” If we are unable to maintain effective control over our affiliated entities, we will not be able to continue consolidating the financial results of our affiliated entities into our financial results. We do not have unfettered access to the revenues from our PRC subsidiaries or affiliated entity due to the significant legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and restrictions on foreign investment, among others. See “Risk Factors—We rely on dividends, fees and other distributions paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could hinder our ability to conduct our business.”

The following is a summary of the currently effective contractual arrangements by and among us, Guangzhou XinYiXun Network Technology Co. Ltd., and its shareholders, namely Mr. Yilun Liang and Guangzhou Zhongda No.3 Venture Investment Co., Ltd.

Agreements that provide us with effective control over the VIE

Exclusive Management Service Agreement

Pursuant to the Exclusive Management Services Agreement, we have the exclusive right to provide comprehensive technical and business support services to our consolidated VIE. Such services include conducting market research, offering strategic business advice and providing information technology services, advice on mergers and acquisitions, human resources management services, intellectual property licensing services, support for teaching activities and other services that the parties may mutually agree. Without the prior consent of the Company, our consolidated VIE may not accept such services from any third party. In addition, the consolidated VIE is entitled to pay a service fee to the Company, the amount of which is equal to its total revenue less any necessary costs, taxes and expenses. The Company has discretion to adjust and decide the amount to be paid by the consolidated VIE to the Company from time to time.

Proxy agreement

In order to ensure that we are able to make all of the decisions concerning the VIE, we have entered into a proxy agreement with the shareholders of the VIE. Pursuant to the proxy agreement, each of its shareholders has irrevocably appointed us as such shareholder’s attorney-in-fact to act for all matters pertaining to such shareholder’s shares in the VIE and to exercise all of their rights as shareholders, including but not limited to attending and voting at shareholders’ meetings. As such, we have the sole rights to designate and appoint directors and senior management members of the VIE. The proxy agreement will remain in effect until the respective shareholder ceases to hold any equity interest in the VIE.

Equity pledge agreement

In order to secure the performance of the VIE and its shareholders under the contractual arrangements, each shareholder of the VIE has undertaken to pledge all of their shares in the VIE to us. As of the date of this prospectus, the share pledge has not been registered with local PRC authorities. If the VIE or any of its shareholders breaches or defaults under any of the contractual arrangements, we have the right to require the transfer of the pledged equity interests in the VIE to us or our designee, to the extent permitted by laws, or require a sale of the pledged equity interest and have priority in any proceeds from the auction or sale of such pledged interests. Moreover, we have the right to collect any and all dividends in respect of the pledged equity interests during the term of the pledge. Unless the VIE and its shareholders have fully performed all of their obligations in accordance with the contractual arrangements and all debts have been fully paid by them to us, the equity pledge agreement will continue to remain in effect.

Agreement that enables us to receive substantially all of the economic benefits from the VIE

In order to ensure that we receive the economic benefits of our consolidated VIE, we have entered into a series of agreements with the consolidated VIE. Under these agreements, we are entitled to substantially all of the economic benefits of our VIE.

Exclusive Management Service Agreement

See “—Agreements that provide us with effective control over the VIE” for key terms and conditions.

Exclusive Technology Consultation and Services Agreement

Pursuant to the Exclusive Technology and Services Agreement, we have the exclusive right to provide technical services to the consolidated VIE. In exchange, the consolidated VIE pays a service fee to us that is based on a predetermined formula based on the financial performance of the consolidated VIE. During the term of this agreement, the Company is entitled to adjust the service fee at its sole discretion without the consent of the consolidated VIE. The Company will exclusively own any intellectual property arising from the performance of this agreement.

Agreement that provides us with the option to purchase the equity interests in Guangzhou XinYiXun.

Call option agreement

In order to ensure that we are able to acquire all of the equity interests in the VIE at our discretion, we have entered into a call option agreement with the shareholders of the VIE. The option is exercisable by us at any time, provided that doing so is not prohibited by law. The exercise price under the option is the minimum amount required by law and any proceeds obtained by the respective shareholders through the transfer of their equity interests in the VIE shall be used for the repayment of the loans provided by us in accordance with the loan agreements. During the terms of the call option agreement, the shareholders will not grant a similar right or transfer any of the equity interests in the VIE to any party other than us or our designee, nor will such shareholder pledge, create or permit any security interest or similar encumbrance to be created on any of the equity interests. According to the call option agreement, the VIE cannot declare any profit distributions in any form without our prior consent. The call option agreement will remain in effect until the respective shareholder has transferred all of such shareholder’s equity interests in the VIE to us or our designee.

In the opinion of our PRC counsel, Dentons China (formerly Beijing Dacheng (Guangzhou) Law Offices), the contractual arrangements among UMeLook Guangzhou, Guangzhou XinYiXun and its shareholders are valid, binding and enforceable under current PRC law. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks related to our corporate structure, please see "Risk Factors—Risks Related to Our Corporate Structure."

D.	Properties, Plants & Equipment

Our headquarters is located in Hong Kong SAR. We also leased additional office space in the city of Guangzhou in China. Our principal executive offices are currently located at Unit 1504, 15/F, Island Centre, 1 Great George Street, Causeway Bay, Hong Kong. We lease our premises from unrelated third parties under non-cancelable operating lease agreements. Our leases typically have terms of one or two, although there are a few leases which have terms of three to four years, including the lease of our principal executive offices. The majority of our leases are due to expire during 2018.

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

Overview

We are an educational technology company and a visionary player in the online educational landscape in China. UMFun, our K-12 flagship product combines “gamification” and “adaptive learning”. It is a cloud-based assessment and learning analytics platform that can intelligently analyze and adapt to a student's performance and personalizes the delivery of proprietary educational items in accordance with their individual learning needs. UMFun has received the prestigious “2016 Top 100 Online Education Product” designation in China.

Management is currently seeking additional capital through private placements and public offerings of its Common Stock. In addition, the Company may seek to raise additional capital through public or private debt or equity financings in order to fund our operations. The Company has received ongoing funding through fixed rate loans from related parties and shareholders. Management anticipates that our cash resources will be sufficient to fund our planned operations into the second quarter of 2018 as a result of this funding and cash management. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its new business opportunities. There can be no assurance that we will be successful in accomplishing our objectives. Without such additional capital, we may be required to cease operations.

Results of Operations

The following tables summarize the results of operations for the years ended September 30, 2017, 2016 and 2015 and the annual results of operations for the past three years:

Year Ended September 30	2017	2016	2015
	$	$	$
Revenue	7,927	-	-
Cost of revenue	24,587	-
Selling, general and administrative expense	902,166	964,065	858,975
Interest expense	389,480	218,743	135,005
Net loss before noncontrolling interests	(1,308,277)	(1,182,741)	(973,607)
Net income attributable to noncontrolling interests	15,573	15,612	15,625
Net loss attributable to UMeWorld Limited stockholders	(1,323,850)	(1,198,353)	(989,232)

RESULTS OF OPERATIONS

The Year Ended September 30, 2017 Compared to the year Ended September 30, 2016

Revenues

Our revenues increased from $0 in 2016 to $7,927 in 2017. This increase was primarily due to student enrollment in the UMTang private tutoring trials, which was terminated on Aug 18, 2017.

Cost of revenue

Our cost of revenue increased from $0 in 2016 to $24,587 in 2017. Our cost of revenue is primarily comprised of the costs of our labor and technical service.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses primarily consist of advertising and promotion expenses, compensation expenses relating to our management and administrative personnel, professional fees, travel costs, office expenses relating to administrative functions and other corporate expenses. Our selling, general and administrative expenses decreased by 6% from $964,065 in 2016 to $902,166 in 2017.

Interest Expense on Note Payable

Our interest expense increased by 78% from $389,480 in 2016 to $218,734 in 2017 as a result of the amortization of debt discount and issuance of new promissory notes yielding interest at 12% per annum. We will continue to seek funding in the form of promissory notes, which will result in ongoing interest expense until more permanent equity financing or other forms of funding are sourced.

Net loss attributable to common stockholders

As a result of the cumulative effect of the foregoing factors, we incurred net loss attributable to common stockholders of $1,323,850 for the year ended September 30, 2017 as compared to $1,198,353 for the year ended September 30, 2016, an increase of $125,497 or about 10%. The increase is mainly due to the increase in interest expense.

The Year Ended September 30, 2016 Compared to the year Ended September 30, 2015

Selling, General and Administrative Expenses

Our selling, general and administrative expenses primarily consist of advertising and promotion expenses, compensation expenses relating to our management and administrative personnel, professional fees, travel costs, office expenses relating to administrative functions and other corporate expenses. Our selling, general and administrative expenses increased by 12% from $858,975 in 2015 to $964,065 in 2016. The increase was primarily due to the increase in advertising and promotion expenses in the amount of $33,795 to build UMFun brand value and increase in professional fees in the amount of $90,000 for developing investor recognition and awareness of the Company in the public capital markets.

Interest Expense on Note Payable

Our interest expense increased by 62% from $135,005 in 2015 to $218,743 in 2016 as a result of the amortization of debt discount and issuance of promissory notes yielding interest at 12% per annum. We will continue to seek funding in the form of promissory notes, which will result in ongoing interest expense until more permanent equity financing or other forms of funding are sourced

Net loss attributable to common stockholders

As a result of the cumulative effect of the foregoing factors, we incurred net loss attributable to common stockholders of $1,198,353 for the year ended September 30, 2016 as compared to $989,232 for the year ended September 30, 2015, an increase of $209,121 or about 21%. The increase is caused by increase in general and administrative expenses and interest expense on note payable.

Liquidity and Capital Resources

Our principal sources of liquidity have been proceeds from the issuance of our Common stock and promissory notes to our CEO, directors and shareholders. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity, sell debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

Working Capital

At September 30, 2017 and 2016, we had cash balances of $8,466 and $46,302 respectively. These funds are primarily located in various financial institutions located in China.

At September 30, 2017, we had working capital deficiency of approximately $1,682,293 as compared to a working capital deficiency of $1,062,664 as at September 30, 2016. Since inception, we have financed operations primarily from the issuance of common stock and promissory notes. We expect to continue common stock issuances and issuance of promissory notes to fund our ongoing activities.

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
2.	expansion into the education advisory business; and
3.	expansion into the English language training & test prep business.

The inability to raise capital would have a material adverse effect on the Company.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and our consolidated VIE. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiary in China is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, our consolidated VIE in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our consolidated VIE. Appropriation to discretionary surplus fund is made at the discretion of our consolidated VIE. Pursuant to the law applicable to China's foreign investment enterprise, our subsidiary that is a foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary's discretion.

Contractual Obligations and Commitments

Excluding accounts payable and accrued liabilities, the Company is committed to the following contractual obligations and commitments.

	2015	2016	2017
Operating Lease Obligations	$61,433	$62,057	$62,556
Notes Payable (1)	1,556,318	2,112,100	2,618,645
Total	$1,617,751	$2,174,157	$2,681,201

_________

(1)	These notes are unsecured and include accrued interest accruing at rates ranging from 8% -12% per annum.

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

The following table sets forth information regarding our executive officers and directors as of the date of this annual report. Executive officers are elected annually by our Board of Directors. Each executive officer holds his office until he resigns, is removed by the Board or his successor is elected and qualified. Directors are elected annually by our stockholders at the annual meeting. Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

The following persons are the directors and executive officers of our company:

Name	Age	Position	Term
Michael M. Lee	54	Founder, Chairman, Chief Executive Officer	Since 8/8/1997
Ruby Hui	43	Executive Vice President	Since 5/22/2013
Winfield Ding	50	Chief Financial Officer	Since 6/5/2017
Yilun Liang	40	Chief Operating Officer & Director	Since 11/6/2017
Dr. David Milroy	65	Independent Director	Since 4/15/2003
Dr. Ford Moore	65	Independent Director	Since 4/15/2003
Dong Liang	43	Independent Director	Since 11/6/2017

Michael M. Lee: Mr. Lee is a founder of the Company. Mr. Lee has over 15 years of business experience in the areas of high tech development, marketing and corporate finance. Mr. Lee holds a B.Sc. in Applied Mathematics from the University of Western Ontario. Mr. Lee founded the company in August 1997.

Ruby Hui: Ms. Hui oversees the company’s corporate strategy and business development. Prior to UMeWorld, she was Marketing Manager at New World Development, a multi-billion investment holding company with interests in health care, property development, hotels, infrastructure, telecommunications and retailing in Hong Kong and China. Previously, Ms. Hui was Senior Property Manager at Chinese Estates Holdings Limited, a substantial Chinese investment holding company, based in Hong Kong.

Winfield Ding, CA, MBA: Mr. Ding is a seasoned senior finance executive with over fifteen years of finance and operations experience and has held CFO, board director and audit committee chair positions at several public and privately held companies in the education, technology, energy and mining industries. Mr. Ding began his career as an Audit Manager with McGovern Hurley Cunningham LLP. At McGovern, he worked in their audit and assurances practice across a wide range of industries, focusing on companies in the entertainment and media space. He holds a Master of Business Administration from the University of Hong Kong and is a Member of the Chartered Accountants of Ontario.

Yilun Liang: Mr. Liang currently serves as our Chief Operating Officer and a member of our Board. Prior to this role, he served as our V.P. of Operations, from May 2013 to October 2017. Mr. Liang has over 15 years of experience in IT and educational project development, he co-founded and served as COO of SunBBS, one of the top 10 Bulletin Board Systems (BBS) in China, from 1999 to 2001. Prior to joining us, Mr. Liang served as COO at Summba (Guangzhou) Information and Technology Co., Ltd., from 2009 to 2012. Mr. Liang is a guest lecturer at the South China Normal University for courses in the National Teacher Training Program. Mr. Liang received his bachelor's degree in Biochemistry from Sun Yat-Sen (Zhongda) University in 1999.

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

Dong Liang: Mr. Liang has served as our independent director since November 2017. Mr. Liang has over 15 years of experience in high tech development. Mr. Liang currently serves as chairman of Guangdong Zhongda South China Sea Marine Biotechnology Engineering Center Co., Ltd., a national engineering research center affiliated with the Sun Yat-Sen (Zhongda) University. He has been the chairman of Zhongda No. 3 Venture Investment Co., Ltd., a venture capital company affiliated with the Sun-Sen (Zhongda) University, since 2012. Mr. Laing also serves as chairman on the board of directors of various Zhongda No. 3 Venture Investment Co., Ltd portfolio companies. Mr. Liang received his master's degree in Biochemistry from Sun Yat-Sen (Zhongda) University in 1997.

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

B.	Compensation of Directors and Executive Officers

Our independent directors did not receive any compensation for the year ended September 30, 2017, 2016 and 2015. Directors are reimbursed for direct out-of-pocket expenses for attendance at meetings of the Board of Directors and for expenses incurred for and on behalf of the Company.

Summary of Executive Compensation

The table below summarizes the compensation received by the Company's Chief Executive Officer for the fiscal years ended September 30, 2017, 2016 and 2015 and any other executive officer of the Company who received compensation in excess of $40,000 for services rendered during any of those years ("named executive officers").

					Non-equity incentive plan compensation (S)
Name and Principal Position	Year	Salary ($)	Share based awards ($)	Option based awards ($)	Annual incentive plans	Long term incentive plans	Pension value ($)	All other compensation ($)	Total ($)
Michael Lee (1)(2)	2017	120,000	Nil	Nil	Nil	Nil	Nil	Nil	120,000
Chairman and CEO	2016	120,000	Nil	Nil	Nil	Nil	Nil	Nil	120,000
	2015	120,000	Nil	Nil	Nil	Nil	Nil	Nil	120,000

Notes:

________

(1)	Mr. Michael Lee is not compensated with respect to his appointment as directors of the Company.

(2)	Mr. Michael Lee agreed to accrue compensation payable to him for the 2017, 2016 and 2015 fiscal years and payable at such times as determined by the Company.

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

Granted Options.  As of September 30, 2017, we had granted options to purchase an aggregate of 14,750,000 ordinary shares to our directors, officers and employees, all granted options are outstanding. Among these options:

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

The following table summarizes, as of the date of this annual report, the outstanding options granted to our directors and executive officer(s) under the 2013 Plan.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Michael Lee	4,000,000	0.15	May 29, 2014	May 29, 2024
Dr. David Milroy	1,000,000	0.15	May 29, 2014	May 29, 2024
Dr. Ford Moore	1,000,000	0.15	May 29, 2014	May 29, 2024
Ruby Hui	3,000,000	0.15	May 29, 2014	May 29, 2024
Yilun Liang	1,250,000	0.15	May 29, 2014	May 29, 2024
Total	10,250,000

As of the date of this annual report, other current and former employees as a group held options to purchase 14,750,000 common shares of our Company, with exercise prices ranging from US$0.15 to US$0.20 per common share.

C.	Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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

Committees

Nominating and Corporate Governance Committee

The Board of Directors does not have a nominations committee or a formal procedure with respect to the nomination of directors. In addition, the Company does not have any defined policy or procedure requirements of shareholders to submit recommendations or nominations for directors, and it has not established any specific or minimum criteria for nominating directors or specific process for evaluating any such nominees. The directors of the Company expect to identify future potential director candidates from recommendations made by its directors, management and shareholders, as appropriate.

Compensation Committee

The Board of Directors has not yet established a compensation committee.

Audit Committee

The Company is not yet required to have an Audit Committee as a result of the fact that our common stock is not considered a “listed security” as defined in Rule 10A-3 of the Exchange Act. Based on the size of the Company, however, effective controls over financial reporting and internal financial controls can still be effectively maintained without an audit committee.

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

We have 16 full time employees. None of our staff is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We believe that our relations with our staff are good.

E.	Share Ownership

The following table sets forth information with respect to ownership of the Company’s securities by its officers and directors and by any person (including any “group”) who is the beneficial owner of more than 5% of the Company’s Common Stock. The total number of shares authorized is 250,000,000 shares of Common Stock, each of which has a par value of $0.0001. As of September 30, 2017, there were 89,504,000 shares of common stock issued and outstanding.

	Shares Beneficially Owned
Name	Number	Percentage
Directors & Executive Officers
Michael Lee	3,876,774	4.33%
Ruby Hui	2,965,050	3.31%
Winfield Ding	307,726	0.34%
Ford Moore	911,636	1.02%
David Milroy	700,000	0.78%
Dong Liang	1,304,000	1.47%
All Directors and Executive Officers as a group	10,065,186	11.25%

5% or More Beneficial Owner
Vago International Limited (1)	56,000,000	62.57%
Yan Zeng	5,500,000	6.14%

__________

(1)	Vago International Limited is owned by Yee W. Chu

ITEM 7. MAJOR SHARHEOLDERS AND RELATED PARTY TRANSACTION

A.	Major Shareholders

Please refer to Item 6E. “Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Respect to Our Consolidated Affiliated Entities

We conduct our operations in China principally through contractual arrangements with our PRC subsidiary, our consolidated affiliated entity in China, and their respective shareholders. See Item 4.C. “Organizational Structure.”

The Company sourced some of its funding from Michael Lee, CEO and director, Ford Moore and Dave Milroy, directors, by issuing promissory notes.

During the years ended September 30, 2017, 2016, and 2015, the Company issued promissory notes in the amount of $101,127, $115,421, and $1,952 respectively to Michael Lee. On September 30, 2017, 2016, and 2015, the notes payable balances for Michael Lee were $246,690, $126,848, and $68,431 respectively, including accrued interests of $62,138, $35,946, and $29,273 and unamortized debt discount in the amount of $74,778, $65,413, and $1,058 as of September 30, 2017, 2016, and 2015. Among all the loans borrowed from Mr. Lee, as of September 30, 2017, $214,414 of loans were attached with total of 1,072,385 shares of warrants, which was subject to debt discount amortization through December 31, 2018.

During the years ended September 30, 2017, 2016, and 2015, the Company issued promissory notes in the amount of $0, $30,000, and $50,000 respectively to Ford Moore. On September 30, 2017, 2016, and 2015, the notes payable balances for Michael Lee were $112,606, $88,966, and $57,444 respectively, including accrued interests of $27,180, $15,180, and $4,480 and unamortized debt discount in the amount of $14,574, $26,214, and $17,036 as of September 30, 2017, 2016, and 2015. Among all the loans borrowed from Ford Moore, as of September 30, 2017, $100,000 of loans were attached with total of 500,000 shares of warrants, which was subject to debt discount amortization through December 31, 2018.

During the years ended September 30, 2017, 2016, and 2015, the Company issued promissory notes in the amount of $0, $10,000, and $60,000 respectively to John David Milroy. On September 30, 2017, 2016, and 2015, the notes payable balances for Michael Lee were $75,425, $55,748, and $33,439 respectively, including accrued interests of $19,543, $11,143, and $3,217 and unamortized debt discount in the amount of $14,119, $25,395, and $29,778 as of September 30, 2017, 2016, and 2015. Among all the loans borrowed from John David Milroy, as of September 30, 2017, $70,000 of loans were attached with total of 350,000 shares of warrants, which was subject to debt discount amortization through December 31, 2018.

During the year ended September 30, 2015, Michael Lee provided management services to the Company with the amount of $120,000, paid $27,543 expenses on behalf of the Company, and received $56,689 repayment from the Company. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2015 is $320,239.

During the year ended September 30, 2016, Michael Lee provided management services to the Company with the amount of $120,000, paid $25,816 expenses on behalf of the Company, and received $40,855 repayment from the Company. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2016 is $425,181.

During the year ended September 30, 2017, Michael Lee provided management services to the Company with the amount of $120,000, paid $30,571 expenses on behalf of the Company, advanced $22,565 to the Company, and received $63,816 repayment from the Company. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2017 is $534,529.

For the year ended September 30, 2017, Dong Liang, a director, advanced the Company $385,419 and received repayment of $164,051. The Company had $221,368 due to him at September 30, 2017.

Vago International Limited, over 10% shareholder of the Company, had paid for the expenses on behalf of the Company previously, and the Company had $19,806 due to them as of September 30, 2017 and 2016.

On March 5, 2013, the Company’s VIE, XinYiXun, entered into a system development agreement with Zhongda No. 3, a related party owning 90% equity interest in the Company’s VIE and also the beneficial owner owning 6.14% of the Company’s common stock. Pursuant to the agreement, the Company provided system development service for Zhongda No.3. On March 28, 2013, Zhongda No.3 made a prepayment of RMB2,508,000. However, the Company did not develop the system as required by Zhongda No. 3, which haven’t accepted the system and will not accept the system in the future either. The Company will return the prepayment to Zhongda No. 3 in the future and recognized the amount received as payable to Zhongda No.3 rather than revenue. In addition, Zhongda No. 3 had an over payment to the Company of RMB 12,197.50 during fiscal year 2016. The total balance due to Zhongda No.3 related to this transaction is $378,721 and $377,875 as of September 30, 2017 and 2016.

Except as disclosed above, there have been no other material transactions, series of similar transactions or currently proposed transactions, to which the Company was or is to be a party, and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's Common Stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

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

ITEM 9. THE OFFER AND LISTINGS

A.	Offering and Listing Details

See “—C. Markets”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common stock is traded over-the-counter and its quotations are carried by the OTC Market Group.

The following table sets forth the range of high and low bid quotations for our common stock for the periods indicated from sources we deem reliable.

		High $	Low $
Fourth Quarter	(Ended September 30, 2017)	0.28	0.18
Third Quarter	(Ended June 30, 2017)	0.42	0.25
Second Quarter	(Ended March 31, 2017)	0.42	0.20
First Quarter	(Ended December 31, 2016)	0.40	0.21
Fourth Quarter	(Ended September 30, 2016)	0.42	0.30
Third Quarter	(Ended June 30, 2016)	0.42	0.25
Second Quarter	(Ended March 31, 2016)	0.35	0.25
First Quarter	(Ended December 31, 2015)	0.49	0.31

The foregoing quotations reflect inter-dealer prices without retail mark-up, markdown or commissions and may not necessarily represent actual transactions. Records of our stock transfer agent indicate that as of September 30, 2017 there were approximately 61 record holders of our Common Stock. This does not include an indeterminate number of stockholders who may hold their shares in "street name" or in nominee form.

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

British Virgin Islands Taxation

In the BVI there are no taxes on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty. Profits can be accumulated, and it is not obligatory for a company to pay dividends. Stamp duty is not chargeable in respect of the incorporation, registration or licensing of an exempted company, nor, subject to certain minor exceptions, on their transactions.

People’s Republic of China Taxation

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008, and on December 6, 2007, the State Council promulgated the Implementation Rules to the Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008. Under the New EIT Law and its Implementation Rules, foreign-invested enterprises and domestic companies are subject to a uniform enterprise income tax rate of 25%, unless otherwise specified.

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

PART II

ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of September 30, 2017 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of September 30, 2017 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework (2013). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management is aware that we have a lack of segregation of certain duties due to the small number of employees with responsibility for general administrative and financial matters. This constitutes a deficiency in financial controls. However, at this time, management has decided that considering the employees involved and the control procedures in place, the risks associated with such lack of segregation of duties are insignificant and the potential benefits of adding additional employees to clearly segregate duties do not justify the expenses associated with such increases. Management also failed to identify some related parties and related party transactions, which constitute a material weakness in financial controls. Management will periodically reevaluate this situation. If the volume of business increases and sufficient capital is secured, it is our intention to further increase staffing to mitigate the current lack of segregation of duties within the general, administrative and financial functions.

Changes in Internal Control over Financial Reporting

During the fourth quarter of fiscal year of 2017, there were no changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that was conducted during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable.

ITEM 16B. CODES OF ETHICS

We have not adopted a formal code of ethics at this time, as our focus has been on our product development and enhancement. We do follow what are considered proper business ethics and labor law in China and Hong Kong ensures that our employees are treated with a minimum standard of care and consideration.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees: For the year ended September 30, 2017, we incurred $58,000 in external audit fees, and quarterly reviews in connection with statutory and regulatory filings to our principal accountants as compared to approximately $30,000 for the year ended September 30, 2016.

Audit-Related Fees: For the years ended September 30, 2017 and 2016, we incurred no fees for assurance and related services by the principal accountant.

Tax Fees: For the year ended September 30, 2017 and September 30, 2016, we incurred NIL tax fees with our principal accountants.

All Other Fees: For the year ended September 30, 2017, we incurred NIL in other fees with our principal accountants.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATD PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

The Company intends to list its common shares on a Canadian stock exchange and requires the services of an independent registered public accounting firm, which is registered with both the Public Company Accounting Oversight Board (“PCAOB”) and the Canadian Public Accountability Board ("CPAB").

On November 3, 2017, the Company accepted the resignation of Anthony Kam & Associates Ltd. (“AKAM”) as the Company's independent registered public accounting firm and engaged MaloneBailey, LLP (“MaloneBailey”) as the Company’s independent registered public accounting firm for the Company’s fiscal years ended September 30, 2017.

The audit reports of AKAM on the Company’s financial statements for each of the most recent fiscal years ended September 30, 2016 and September 30, 2015 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to audit scope, or accounting principles except the AKAM reports for these two fiscal years contained a going concern uncertainty. This uncertainty expressed substantial doubt about the Company’s ability to continue as a going concern based on the Company’s accumulated deficit and net losses.

During the Company’s two most recent fiscal years ended September 30, 2016 and 2015 and through the subsequent interim period on or prior to November 3, 2017, there were (i) no disagreements between the Company and AKAM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to AKAM’s satisfaction, would have caused AKAM to make reference thereto in their reports, and (ii) no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20F in connection with the Company’s annual report on Form 20F.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to November 3, 2017, neither the Company nor anyone on its behalf has consulted with MaloneBailey, LLP on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20F.

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

_________

**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UMEWORLD LIMITED

DATED: April 11, 2018	By:	/s/ Michael M. Lee
Michael M. Lee President and
Chief Executive Officer

UMEWORLD LIMITED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2017, 2016 AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

UMeWorld Limited and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UMeWorld Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2017 and 2016, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the years in the three-year period ended September 30, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

Restatement

As discussed in Note 13, the consolidated balance sheet as of September 30, 2016 and the consolidated statements of operations, stockholders’ deficit, and cash flows for the years ended September 30, 2016 and 2015 have been restated to correct certain errors.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company's auditor since 2018.

Houston, Texas

April 11, 2018

UMEWORLD LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2017 AND 2016

(All amounts in US Dollars)

	2017	2016
		(As restated)
ASSETS
CURRENT ASSETS
Cash	$8,466	$46,302
Accounts receivable and other current assets	264	9,014
Prepayment	18,343	27,472
TOTAL CURRENT ASSETS	27,073	82,788
NON-CURRENT ASSETS
Property and equipment, net	4,877	11,875
TOTAL NON-CURRENT ASSETS	4,877	11,875
TOTAL ASSETS	$31,950	$94,663

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
Accounts payable	256,242	186,341
Due to related parties	1,154,424	822,862
Accrued liabilities and other payables	298,700	136,250
TOTAL CURRENT LIABILITIES	1,709,366	1,145,453
NON-CURRENT LIABILITIES
Notes payable	1,921,991	1,530,959
Notes payable – related parties	434,722	271,562
TOTAL NON-CURRENT LIABILITIES	2,356,713	1,802,521
TOTAL LIABILITIES	$4,066,079	$2,947,974
STOCKHOLDERS’ DEFICIT
Common stock: $ 0.0001 par value,
Authorized: 250,000,000 shares; 89,504,000 and 89,336,000 shares issued and outstanding at September 30, 2017 and 2016	8,951	8,934
Additional paid-in capital	25,404,058	25,215,044
Accumulated deficit	(29,773,496)	(28,449,646)
Accumulated other comprehensive income	93,905	153,466
Total UMeWorld Limited stockholders' deficit	(4,266,582)	(3,072,202)
Noncontrolling interest	232,453	218,891
TOTAL STOCKHOLDERS’ DEFICIT	(4,034,129)	(2,853,311)
TOTAL LIABILITES AND STOCKHOLDERS’ DEFICIT	$31,950	$94,663

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(All amounts in US Dollars)

	2017	2016	2015
		(As restated)	(As restated)
Revenues	$7,927	$-	$-
TOTAL REVENUES	7,927	-	-

Cost of revenues	(24,587)	-	-
GROSS PROFIT / (LOSS)	(16,660)	-	-

OPERATING EXPENSES
Selling, general and administrative expenses	902,166	964,065	858,975
TOTAL OPERATING EXPENSES	902,166	964,065	858,975

LOSS FROM OPERATIONS	(918,826)	(964,065)	(858,975)

OTHER EXPENSES
Other income	-	-	20,227
Interest Income	29	67	146
Interest expense	(389,480)	(218,743)	(135,005)
TOTAL OTHER EXPENSES	(389,451)	(218,676)	(114,632)

LOSS BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	(1,308,277)	(1,182,741)	(973,607)

INCOME TAX EXPENSES	-	-	-

Net Loss	(1,308,277)	(1,182,741)	(973,607)
Net income attributable to noncontrolling interests	15,573	15,612	15,625
Net loss attributable to UMeWorld Limited stockholders	(1,323,850)	(1,198,353)	(989,232)

Comprehensive Loss
Net loss attributable to UMeWorld Limited stockholders	(1,323,850)	(1,198,353)	(989,232)
Total translation adjustment	(61,572)	(4,011)	160,731
Comprehensive loss	(1,385,422)	(1,202,364)	(828,501)
Less: comprehensive income (loss) attributable to noncontrolling Interests	2,011	150	(424)
Comprehensive loss attributable to UMeWorld Limited stockholders	(1,383,411)	(1,202,214)	(828,925)

Net loss per share attributable to UMeWorld Limited stockholders
Basic and diluted	$(0.02)	$(0.01)	$(0.01)
Weighted average number of common shares outstanding
Basic and diluted	89,375,475	89,185,180	89,036,000

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(All amounts in US Dollars)

	Common Stock
	Number of Shares	Amount	Additional Paid in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total UMeWorld Limited Stockholders’ Deficit	Non-Controlling Interest	Total Stockholders’ Deficit
Balance as of September 30, 2014 (As restated)	89,036,000	$8,904	$24,727,452	$(2,980)	$(26,262,061)	$(1,528,685)	$187,380	$(1,341,305)
Warrants issued with debt			164,497			164,497		164,497
Foreign Currency Translation				160,307		160,307	424	160,731
Non-Controlling Interest							15,625	15,625
Net Loss for the year					(989,232)	(989,232)		(989,232)
Balance as of September 30, 2015 (As restated)	89,036,000	$8,904	$24,891,949	$157,327	$(27,251,293)	(2,193,113)	$203,429	$(1,989,684)
Warrants issued with debt			233,125			233,125		233,125
Stock issued for Services	300,000	30	89,970			90,000		90,000
Foreign Currency Translation				(3,861)		(3,861)	(150)	(4,011)
Non-Controlling Interest							15,612	15,612
Net Loss for the year					(1,198,353)	(1,198,353)		(1,198,353)
Balance as of September 30, 2016 (As restated)	89,336,000	$8,934	$25,215,044	$153,466	$(28,449,646)	(3,072,202)	$218,891	$(2,853,311)
Warrants issued with debt			138,631			138,631		138,631
Stock issued for cash	168,000	17	50,383			50,400		50,400
Foreign Currency Translation				(59,561)		(59,561)	(2,011)	(61,572)
Non-Controlling Interest							15,573	15,573
Net Loss for the year					(1,323,850)	(1,323,850)		(1,323,850)
Balance as of September 30, 2017	89,504,000	$8,951	$25,404,058	$93,905	$(29,773,496)	(4,266,582)	$232,453	$(4,034,129)

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2017, 2016 AND 2015

(All amounts in US Dollars)

	2017	2016	2015
		(As restated)	(As restated)
CASH FLOW FROM OPERATING ACTIVITIES
Net Loss	$(1,308,277)	$(1,182,741)	$(973,607)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	7,025	6,822	7,174
Stock issued for service	-	90,000
Amortization of debt discount	186,280	72,138	15,903
Changes in assets and liabilities:
Accounts receivable and other current assets	8,750	605	2,125
Prepayment	9,129	3,370	(29,415)
Accounts payable	69,901	68,305	(25,363)
Accrued liabilities and other payables	399,902	176,618	117,905
Due to related parties	120,000	121,829	120,000
NET CASH USED IN OPERATING ACTIVITIES	$(507,290)	$(643,054)	$(765,278)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of machinery and equipment	-	-	(307)
NET CASH USED IN INVESTING ACTIVITIES	$-	$-	$(307)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	50,400	-	-
Proceeds from note payables	149,707	235,730	200,876
Proceeds from note payables - Related Parties	101,126	155,428	111,952
Repayments to related parties	(227,867)	(40,855)	(56,689)
Proceeds from related parties	407,984	-	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	$481,350	$350,303	$256,139

Effect of exchange rate changes on cash and cash equivalents	(11,896)	(12,007)	15,423
NET INCREASE (DECREASE) IN CASH	(37,836)	(304,758)	(494,023)
Cash at beginning of year	46,302	351,060	845,083
Cash at end of year	$8,466	$46,302	$351,060

NON-CASH INVESTING AND FINANCING TRANSACTIONS
Expenses paid by related parties	$30,571	$25,816	$27,543
Discount due to debt issued with warrants	$138,631	$233,125	$164,497

SUPPLEMENTARY DISCLOSURE:
Income Tax Paid	$-	$-	$-
Interest Paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2017, 2016 AND 2015

(All amounts in US Dollars)

NOTE 1. NATURE OF BUSINESS AND GOING CONCERN

UMeWorld Limited (the “Company”) was originally incorporated as AlphaRx Inc. (“AlphaRx”) under the laws of the State of Delaware on August 8, 1997. The Company was re-domiciled to British Virgin Islands (BVI) and continued as a BVI registered company on January 7, 2013. On March 8, 2013, AlphaRx changed its name to UMeWorld Limited. AlphaRx Inc. was a pharmaceutical company specializing in the formulation of therapeutic products using proprietary drug delivery technologies. On November 4, 2011, the Company ceased all operations on its drug development business and adopted a new corporate development strategy that changed the business operation of the Company to digital media and digital education. The Company does not own any material assets or conduct limited operations.

UMeLook Holdings Limited (“UMeLook BVI”) and UMeLook Limited (“UMeLook HK”), the Company’s 100% owned subsidiaries, were incorporated in the BVI and Hong Kong on February 14, 2012 and February 23, 2012 respectively.

UMeLook HK holds all of the outstanding equity interest in UMeLook (Guangzhou) Technology Co., Ltd., a company established on October 29, 2012 in the People’s Republic of China (“PRC”) as a wholly foreign owned enterprise (“WFOE”). Other than the equity interest in WFOE, UMeLook HK does not own any material assets or liabilities except for notes payable as disclosed below. Guangzhou XinYiXun Technology Co., Ltd (“XinYiXun”) was incorporated on July 9, 2012 as a domestic Chinese corporation. XinYiXun was owned by Mr. Yilun Liang (“YL”) (10%) and Guangzhou Zhongda No. 3 Venture Investment Co., Ltd. (“Zhongda No. 3”) (90%). XinYiXun operates UMFun.com, an online learning and assessment platform used by teachers, students and parents in China’s K-12 education system.

The Company does not conduct any substantive operations of its own, rather, it conducts its primary business operations through WFOE, which in turn, conducts its business through XinYiXun. Effective control over XinYiXun was transferred to the Company through the series of contractual arrangements without transferring legal ownership in XinYiXun (“reorganization”). As a result of these contractual arrangements, the Company maintained the ability to approve decisions made by XinYiXun and was entitled to substantially all of the economic benefits of XinYiXun.

Under the laws and regulations of the PRC, foreign persons and foreign companies are restricted from investing directly in certain businesses within the PRC. Online education businesses are subject to these restrictions on foreign investment. In order to comply with these laws and regulations, on March 29, 2013, XinYiXun and its shareholders, YL and Zhongda No. 3, entered into an Exclusive Management Service Agreement and Proxy Agreement with WFOE, which provides that WFOE will be entitled to the full guarantee for the performance of such contracts, agreements or transactions entered into by XinYiXun. WFOE is also entitled to receive the residual return of XinYiXun. As a result of the agreement, WFOE will absorb 100% of the expected losses and gains of XinYiXun.

WFOE also entered into a pledge of equity agreement with XinYiXun’s shareholders, YL and Zhongda No.3, who pledged all of their equity interests in XinYiXun to WFOE. The provincial Administration for Industry and Commerce approved and registered such pledge of equity by which WFOE owns the right of pledge legally.

In addition, WFOE entered into an option agreement to acquire its shareholder’s equity interest in the entities at such times as it may wish to do so.

The followings are brief descriptions of contracts entered between WFOE, XinYiXun and its shareholders:

(1) Exclusive Management Service Agreement. Pursuant to the Exclusive Management Services Agreement, WFOE have the exclusive right to provide comprehensive technical and business support services to XinYiXun. Such services include conducting market research, offering strategic business advice and providing information technology services, advice on mergers and acquisitions, human resources management services, intellectual property licensing services, support for teaching activities and other services that the parties may mutually agree. Without the prior consent WFOE, XinYiXun may not accept such services from any third party. In addition, XinYiXun is entitled to pay a service fee to the WFOE, the amount of which is equal to its total revenue less any necessary costs, taxes and expenses.

(2) Proxy Agreement. In order to ensure that WFOE are able to make all of the decisions concerning XinYiXun, WFOE have entered into a proxy agreement with the shareholders of XinYiXun. Pursuant to the proxy agreement, each of its shareholders has irrevocably appointed WFOE as such shareholder’s attorney-in-fact to act for all matters pertaining to such shareholder’s shares in XinYiXun and to exercise all of their rights as shareholders, including but not limited to attending and voting at shareholders’ meetings. As such, WFOE have the sole rights to designate and appoint directors and senior management members of XinYiXun.

(3) Equity pledge agreement. In order to secure the performance of XinYiXun and its shareholders under the contractual arrangements, each shareholder of XinYiXun has undertaken to pledge all of their shares in XinYiXun to WFOE. If XinYiXun or any of its shareholders breaches or defaults under any of the contractual arrangements, WFOE have the right to require the transfer of the pledged equity interests in XinYiXun to WFOE or its designee, to the extent permitted by laws, or require a sale of the pledged equity interest and have priority in any proceeds from the auction or sale of such pledged interests.

(4) Exclusive Technology Consultation and Services Agreement. Pursuant to the Exclusive Technology and Services Agreement, we have the exclusive right to provide technical services to XinYiXun. In exchange, XinYiXun pays a service fee to WFOE that is based on the financial performance of XinYiXun. WFOE will exclusively own any intellectual property arising from the performance of this agreement.

(5) Call option agreement. In order to ensure that we are able to acquire all of the equity interests in XinYiXun at our discretion, we have entered into a call option agreement with the shareholders of XinYiXun. The option is exercisable by WFOE at any time, provided that doing so is not prohibited by law. The exercise price under the option will be determined based on the evaluation made by the assets evaluation body designated by WFOE. During the terms of the call option agreement, the shareholders will not grant a similar right or transfer any of the equity interests in XinYiXun to any party other than us or our designee, nor will such shareholder pledge, create or permit any security interest or similar encumbrance to be created on any of the equity interests.

Upon executing the above agreements, XinYiXun is considered a Variable Interest Entity (“VIE”) and WFOE is the primary beneficiary. Accordingly, XinYiXun is consolidated into WFOE under the guidance of FASB Accounting Standards Codification (“ASC”) 810, Consolidation.

Except for the disclosed above, there are no arrangements that could require the Company to provide financial support to XinYiXun, including events or circumstances that could expose the Company to a loss. As stated in the disclosure of various agreements between the Company and XinYiXun, the Company has rights to acquire any portion of the equity interests of XinYiXun. Also, the Company may allocate its available funds to XinYiXun for business purposes. There are no fixed terms of such arrangements.

Although the structure the Company has adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. There are uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the Company’s contractual arrangements, which could limit the Company’s ability to enforce these contractual arrangements. If the Company or any of its variable interest entities are found to be in violation of any existing or future PRC laws, rules or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including levying fines, revoking business and other licenses of the Company’s variable interest entities, requiring the Company to discontinue or restrict its operations, restricting its right to collect revenue, requiring the Company to restructure its operations or taking other regulatory or enforcement actions against the Company. In addition, it is unclear what impact the PRC government actions would have on the Company and on its ability to consolidate the financial results of its variable interest entities in the consolidated financial statements, if the PRC government authorities were to find the Company’s legal structure and contractual arrangements to be in violation of PRC laws, rules and regulations. If the imposition of any of these government actions causes the Company to lose its right to direct the activities of XinYiXun, the Company would no longer be able to consolidate XinYiXun.

Name	Date of Incorporation	Place of Incorporation	Percentage of Interest	Principal Activities
UMeLook Holdings Limited	February 14, 2012	British Virgin Islands	100%	Holding company
UMeZone Holdings Limited	August 27, 2012	British Virgin Islands	100%	Dormant
AlphaRx International Holdings	August 24, 2004	British Virgin Islands	80%	Dormant
AlphaRx Canada Limited	September 25, 1997	Canada	100%	Dormant
AlphaRx Life Science Limited	July 21, 2004	Hong Kong	80%	Dormant
UMeLook Limited	February 23, 2012	Hong Kong	100%	Holding company of WFOE
UMeZone Adaptive Learning Technology Limited	September 7, 2012	Hong Kong	100%	Dormant
UMeLook (Guangzhou) Information Technology Co. Ltd. (WFOE)	October 29, 2012	China	100%	Holding company
YouYiXue (Guangzhou) Information Technology Co. Ltd.	April 23, 2013	China	100%	Dormant
Guangzhou XinYiXun Network Technology Co. Ltd.	July 9, 2012	China	Contractual arrangements	Online education

As of September 30, 2017 and 2016, the carrying amount and classification of the assets and liabilities in the Company’s balance sheets that relate to the Company’s VIE is as follows

	September 30, 2017	September 30, 2016
Assets
Cash	$1,619	$30,444
Prepayment and other assets	18,366	31,041
Property and equipment, net	4,877	10,791
Total assets of VIE	$24,862	$72,276
Liabilities
Accrued liabilities and other payable	$84,418	$26,967
Due to VIE holding companies	18,224	20,991
Due to related parties	2,758,988	2,296,534
Total liabilities of VIE	$2,861,630	$2,344,492

Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary in the event that the Company is unable to continue as a going concern. The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these financial statements. These adverse conditions are working capital deficiency, recurring operating losses, accumulated stockholders’ deficit, and continued reliance on external funding sources. In order to mitigate the going concern issues, the Company is constantly pursuing new business arrangements and striving to achieve profitability, and seeking capital funding on an ongoing basis via the issuance of promissory notes and private placements. There is no assurance that management's plan will be successful.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principals of Consolidation

The accompanying audited financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and XinYiXun, which is a variable interest entity with the Company as the primary beneficiary. In accordance with U.S. GAAP regarding “Consolidation of Variable Interest Entities (VIE)”, the Company identifies entities for which control is achieved through means other than through voting rights, and determines when and which business enterprise, if any, should consolidate the VIE. The Company evaluated its participating interest in XinYiXun and concluded it is the primary beneficiary of XinYiXun, a VIE. The Company consolidated XinYiXun and all significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates in amounts than may be material to the consolidated financial statements. Management believes that these estimates and assumptions used are reasonable. These estimates are reviewed periodically and as adjustments become necessary, they are reported in earnings in the period in which they become known. Estimates were used in determining the amounts of accrued liabilities, useful lives of property and equipment, stock based compensation, and valuation allowances.

Financial Instruments

a) Fair Value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of judgment, they cannot be determined with complete accuracy. Changes in assumptions can significantly affect estimated fair values. The carrying values of cash and cash equivalents, accounts receivable, prepayment, accounts payable, accrued liabilities, due to related parties and other current payables approximate their fair values because of the short-term nature of these instruments.

b) Interest rate, currency and credit risk

The Company is not subject to significant credit and interest risks arising from these financial instruments. The Company may be subject to significant currency risk as some of the external promissory notes are denominated in Canadian dollars or Hong Kong dollars.

Foreign Currency Translation

The Company maintains the books and records of AlphaRx Canada Ltd. in Canadian dollars, and the books and records of Alpha Life Sciences Ltd. and AlphaRx International Holdings Ltd. in Hong Kong dollars, their respective functional currencies. The records of these companies are converted to US dollars, the reporting currency. The translation method used is the current rate method. Under the current rate method all assets and liabilities are translated at the current rate, stockholders’ equity accounts are translated at historical rates and revenues and expenses are translated at average rates for the year. Cumulative net translation adjustments related to equity accounts are included as a separate component of stockholders’ deficit.

	September 30, 2017	September 30, 2016	September 30, 2015
Year-end CAD: USD exchange rate	0.8022	0.7610	0.7458
Average Yearly CAD: USD exchange rate	0.7610	0.7545	0.8145
Year-end RMB: USD exchange rate	0.1503	0.1499	0.1574
Average Yearly RMB: USD exchange rate	0.1468	0.1531	0.1625
Year-end HKD: USD exchange rate	0.1280	0.1290	0.1290
Average Yearly HKD: USD exchange rate	0.1285	0.1289	0.1290

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

The following table presents securities that could potentially dilute basic loss per share in the future. For all periods presented, the potentially dilutive securities were not included in the computation of diluted loss per share because these securities would have been antidilutive for the years ended September 30:

	2017	2016	2015
Stock options	14,750,000	14,750,000	14,750,000
Common stock warrants	4,551,945	3,410,280	1,674,655
Total	19,301,945	18,160,280	16,424,655

Cash

Cash includes cash on hand, and amounts on deposit with banks. As of September 30, 2017 and 2016, the Company had cash in the amount of $8,466 and $46,302, respectively.

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

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line basis over the estimated useful lives of property and equipment. The principal useful lives and residual value are as follows:

Furniture and Fixtures	5 - 7 years
Machinery and Equipment	3 - 7 years
Leasehold Improvement	6 years

The Company capitalizes expenditures that materially increase assets’ lives and expenses ordinary repairs and maintenance to operations as incurred. When assets are sold or disposed or otherwise fully depreciated, the cost and related accumulated depreciation is removed from the accounts and any gain or loss is included in the statement of income and retained earnings.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

During the year ended September 30, 2017, the Company recognized revenue primarily related to tutoring service in the amount of $7,927. There is no revenue generated during the year ended September 30, 2016.

Stock-Based Compensation

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

Advertising

Advertising is expensed as incurred and is included in selling, general and administrative expenses. The Company incurred $20,063, $33,796, and $0 for the years ended September 30, 2017, 2016 and 2015, respectively.

Recent Issued Accounting Pronouncement

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (ASC 606)”. Under the new standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. The new standard will be effective for us beginning January 1, 2018, with early adoption permitted. The Company elected to adopt the new standard effective January 1, 2018. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective method). The Company elected adopting the standard using the modified retrospective method. The Company has identified its revenue streams and assessed each for the impacts. The Company had no material impact in the timing or amount of revenue recognized under the new standard.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use (ROU) asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees may not apply a full retrospective transition approach. The standard will be effective for us beginning January 1, 2019, with early adoption permitted. We plan to adopt the standard effective January 1, 2019. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, "Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting," which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in ASC 718. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The new guidance is effective prospectively for us for the year ending March 31, 2019, and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted. We are evaluating the effects, if any, of the adoption of this guidance on our financial position, results of operations and cash flows.

NOTE 3. PROPERTY AND EQUIPMENT

	September 30, 2017	September 30, 2016
Furniture and Fixtures	$5,826	$6,101
Leasehold Improvement	13,215	13,186
Machinery and Equipment	12,897	16,306
COST	31,938	35,593
Less: Accumulated depreciation/amortization
Furniture and Fixtures	5,133	4,169
Leasehold Improvement	9,408	7,189
Machinery and Equipment	12,520	12,360
	27,061	23,718
NET	$4,877	$11,875

For the years ended September 30, 2017, 2016 and 2015 the Company recorded depreciation of $7,025, $6,822 and $7,174 respectively.

NOTE 4. ACCOUNTS PAYABLE, ACCRUED LIABILITIES AND OTHER PAYABLES

Accounts payable, accrued liabilities and other payables are comprised of the following:

	September 30, 2017	September 30, 2016
Accounts Payable	$256,242	$186,341
Accrued Liabilities and Other Payables	298,700	136,250
TOTAL	$554,942	$322,591

The accounts payable balance consists of amount payable to individual and service providers for their professional services provided.

The balance at September 30, 2017 includes $181,543, accounting for 70% of the Company’s total accounts payable, being payable to an individual for her professional services, $29,600, accounting for 12% of the Company’s total accounts payable, to service provider A for technical services, and $45,000, accounting for 18% of the Company’s total accounts payable, to service provider B for his professional services.

The balance at September 30, 2016 includes $111,307, accounting for 60% of the Company’s total accounts payable, being payable to an individual for her professional services, $29,600, accounting for 16% of the Company’s total accounts payable, to service provider A for technical services, and $45,000, accounting for 24% of the Company’s total accounts payable, to service provider B for his professional services.

Items included in the balances are payroll accrual, amount advanced from employees, credit card liabilities, and accrued expenses for services received. As of September 30, 2017, the balance includes advances from individuals of $65,941, and payroll liabilities of $78,793. As of September 30, 2016, the balance includes advances from individuals of $0, and payroll liabilities of $26,967.

NOTE 5. NOTES PAYABLE

During the years ended September 30, 2017, 2016, and 2015, the Company issued $312,828, $391,158 and $250,833 of promissory notes respectively. The notes are unsecured and all notes will be expire on December 31, 2018. Among all the notes issued during the years ended September 30, 2017, 2016, and 2015, $294,928, $235,730, and $147,207 of promissory notes were issued with detachable warrants. According to ASC 470-20, the proceeds from the issuance of debt with detachable stock warrants were allocated between the debt and warrants based on their relative fair market values. Debt discount would be amortized to interest expense over the term of the notes. The Company recognized debt discount of $138,631, $233,125 and $164,497 respectively and amortized $186,280, $72,138, and $15,903 respectively in the years ended September 30, 2017, 2016, and 2015.

Notes Payable Issued with Warrants

During the year ended September 30, 2015, the Company issued promissory note in the aggregated amount of $182,976. The notes will expire on December 31, 2018 with a 12% interest rate per annum. The Company issued 914,880 shares of warrants with the debt at a strike price of $0.25-$0.30/share. The relative fair value of the warrants of $113,704 was recognized as debt discount, which was amortized over the term of the notes. The Company recognized interest expense of $12,983 associated with the amortization of debt discount for the year ended September 30, 2015. As of September 30, 2015, the notes payable balance was $91,677, including accrued interest of $9,421, and $100,722 unamortized debt discount.

During the year ended September 30, 2016, the Company issued promissory note in the aggregated amount of $235,730. The notes will expire on December 31, 2018 with a 12% interest rate per annum. The Company issued 1,178,650 shares of warrants with the debt at a strike price of $0.30/share. The relative fair value of the warrants of $138,757 was recognized as debt discount, which was amortized over the term of the notes. The Company recognized interest expense of $46,920 associated with the amortization of debt discount for the year ended September 30, 2016. As of September 30, 2016, the notes payable balance was $266,183, including accrued interest of $40,035, and $192,558 unamortized debt discount.

During the year ended September 30, 2017, the Company issued promissory note in the aggregated amount of $147,207. The notes will expire on December 31, 2018 with a 12% interest rate per annum. The Company issued 736,030 shares of warrants with the debt at a strike price of $0.30/share. The relative fair value of the warrants of $82,518 was recognized as debt discount, which is being amortized over the term of the notes. The Company recognized interest expense of $116,615 associated with the amortization of debt discount for the year ended September 30, 2017. As of September 30, 2017, the notes payable balance was $317,825, including accrued interest of $93,349, and $158,461 unamortized debt discount.

Notes Payable Issued with Warrants – Related Party

During the year ended September 30, 2015, the Company issued promissory note in the aggregated amount of $60,000 to John David Milroy, a board member of the Company. The notes will expire on December 31, 2018 with a 12% interest rate per annum. The Company issued 300,000 shares of warrants with the debt at a strike price of $0.25 -$0.30/share. The relative fair value of the warrants of $32,330 was recognized as a debt discount, which was amortized over the term of the notes. The Company recognized interest expense of $2,552 associated with the amortization of debt discount for the year ended September 30, 2015.

During the year ended September 30, 2015, the Company issued promissory note in the aggregated amount of $50,000 to Ford Moore, a board member of the Company. The notes will expire on December 31, 2018 with a 12% interest rate per annum. The Company issued 250,000 shares of warrants with the debt at a strike price of $0.25 -$0.30/share. The relative fair value of the warrants of $17,353 was recognized as a debt discount, which was amortized over the term of the notes. The Company recognized interest expense of $317 associated with the amortization of debt discount for the year ended September 30, 2015.

During the year ended September 30, 2015, the Company issued promissory note in the aggregated amount of $1,952 to Michael Lee, CEO and board member of the Company. The notes will expire on December 31, 2018 with a 12% interest rate per annum. The Company issued 9,775 shares of warrants with the debt at a strike price of $0.30/share. The relative fair value of the warrants of $1,109 was recognized as a debt discount, which was amortized over the term of the notes. The Company recognized interest expense of $51 associated with the amortization of debt discount for the year ended September 30, 2015.

During the year ended September 30, 2016, the Company issued promissory note in the aggregated amount of $10,000 to John David Milroy, a board member of the Company. The notes will expire on December 31, 2018 with a 12% interest rate per annum. The Company issued 50,000 shares of warrants with the debt at a strike price of $0.28/share. The relative fair value of the warrants of $6,074 was recognized as a debt discount, which was amortized over the term of the notes. The Company recognized interest expense of $10,456 associated with the amortization of debt discount for the year ended September 30, 2016. As of September 30, 2016, the balance of notes payable to John David Milroy is $55,748, including accrued interest of $11,143 and unamortized debt discount of $25,395.

During the year ended September 30, 2016, the Company issued promissory note in the aggregated amount of $30,000 to Ford Moore, a board member of the Company. The notes will expire on December 31, 2018 with a 12% interest rate per annum. The Company issued 150,000 shares of warrants with the debt at a strike price of $0.28/share. The relative fair value of the warrants of $18,498 was recognized as a debt discount, which was amortized over the term of the notes. The Company recognized interest expense of $9,320 associated with the amortization of debt discount for the year ended September 30, 2016. As of September 30, 2016, the balance of notes payable to Ford Moore is $88,966, including accrued interest of $15,180 and unamortized debt discount of $26,214.

During the year ended September 30, 2016, the Company issued promissory note in the aggregated amount of $111,395 to Michael Lee, CEO and board member of the Company. The notes will expire on December 31, 2018 with a 12% interest rate per annum. The Company issued 556,975 shares of warrants with the debt at a strike price of $028-$0.30/share. The relative fair value of the warrants of $69,796 was recognized as a debt discount, which was amortized over the term of the notes. The Company recognized interest expense of $5,441 associated with the amortization of debt discount for the year ended September 30, 2016. As of September 30, 2016, the balance of notes payable is $126,848, including accrued interest of $35,946 and unamortized debt discount of $65,413.

During the year ended September 30, 2017, the Company did not issue any promissory note to John David Milroy, a board member of the Company. The Company recognized interest expense of $11,276 associated with the amortization of debt discount for the year ended September 30, 2017. As of September 30, 2017, the balance of notes payable to John David Milroy is $75,425, including accrued interest of $19,543 and unamortized debt discount of $14,119.

During the year ended September 30, 2017, the Company did not issue any promissory note to Ford Moore, a board member of the Company. The Company recognized interest expense of $11,640 associated with the amortization of debt discount for the year ended September 30, 2017. As of September 30, 2017, the balance of notes payable to Ford Moore is $112,606, including accrued interest of $27,180 and unamortized debt discount of $14,574.

During the year ended September 30, 2017, the Company issued promissory note in the aggregated amount of $101,126 to Michael Lee, CEO and board member of the Company. The notes will expire on December 31, 2018 with a 12% interest rate per annum. The Company issued 505,635 shares of warrants with the debt at a strike price of $0.30/share. The relative fair value of the warrants of $56,114 was recognized as a debt discount, which was amortized over the term of the notes. The Company recognized interest expense of $46,749 associated with the amortization of debt discount for the year ended September 30, 2017. As of September 30, 2017, the balance of notes payable to Michael Lee is $246,690, including accrued interest of $62,138 and unamortized debt discount of $74,778.

Notes Payable

During the year ended September 30, 2015, the Company issued promissory note in the aggregated amount of $17,900. The notes will expire on December 31, 2018 with a 12% interest rate per annum. No repayment was made as of September 30, 2017. As of September 30, 2015, the notes payable balance was $19,075, including accrued interest of $1,175.

During the year ended September 30, 2016, the Company did not issue any promissory notes without attach with warrants. As of September 30, 2016, the notes payable balance was $21,114, including accrued interest of $3,214.

During the year ended September 30, 2017, the Company issued promissory note in the amount of $2,500. The notes will expire on December 31, 2018 with a 12% interest rate per annum. As of September 30, 2017, the notes payable balance was $26,204, including accrued interest of $5,804.

Notes Payable – Related Party

During the year ended September 30, 2016, the Company issued promissory note in the aggregated amount of $4,033 (CAD 5,300) to Michael Lee, CEO and board member of the Company. The notes will expire on December 31, 2018 with a 12% interest rate per annum. No repayment was made as of September 30, 2017. As of September 30, 2016, the balance of notes payable was $4,211, including accrued interest of $485. As of September 30, 2017, the balance of notes payable was $4,948, including accrued interest of $1,222.

The table below shows the total outstanding balance of note payable and total accrued interest on September 30, 2017 and 2016.

	September 30, 2017	September 30, 2016
Notes Payable	$1,209,445	$978,702
Accrued Interest	712,546	552,257
Subtotal	1,921,991	1,530,959

Notes Payable – Related Parties	325,860	209,292
Accrued Interests – Related Parties	108,862	62,270
Subtotal	434,721	271,562

Total	$2,356,713	$1,802,521

NOTE 6. NON-CONTROLLING INTEREST

On June 22, 2006, AlphaRx International Holdings Ltd. (“AIH”), previously a wholly-owned subsidiary of the Company issued 1,500 shares of its common stock to New Super Limited (“NSL”), an independent Hong Kong based corporation, at a price of approximately HK$6,667 per share or HK$10 million in cash (US$1,288,826). As a result, AIH’s issued and outstanding shares were increased to 10,000 and the Company’s interest in AIH was reduced to 85%. With the consolidation of only 85% of AIH, a non-controlling interest was established, representing amounts owing to the minority shareholder. The capital infusion into AIH is accounted for as additional paid in capital on the consolidated financial statements of the Company.

On May 18, 2010, AlphaRx International Holdings Ltd. (“AIH”) issued 625 shares of its common stock to New Super Limited (“NSL”) at a price of approximately $HK 2,166 per share, or $HK1,353,750 in cash (USD$173,292), representing a further 5% non-controlling interest and increasing the total of the non-controlling interest to 20% after the infusion.

NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company has several office leases for subsidiaries in China. Pursuant to the lease, lease payment shall be made as follows:

Leases	Period	Annual Lease amount
Office Lease A	June 2013 to June 2016	RMB 342,000 ($52,372)
Office Lease B	June 2016 to July 2017	RMB 416,275 ($61,104)
Office Lease C	December 2013 to December 2014	RMB 109,200 (17,742)
Office Lease D	February 2017 to February 2018	RMB 54,000 ($7,926)
Office Lease E	January 2017 to January 2018	RMB 54,000 ($7,926)
Office Lease F	January 2017 to June 2017	RMB 48,000 ($7,046)
Office Lease G	December 2016 to December 2017	RMB 48,000 ($7,046)

For the years ended September 30, 2017, 2016 and 2015, rent expense related to the office leases amounted $76,488, $52,058, and $ 59,879, respectively.

On March 31, 2015, the Company entered into a vehicle lease in Toronto, Canada. Pursuant to the vehicle lease, the monthly payment of $603 is due on the 3rd day of each month. The term of the lease is for 39 months and expires on July 1, 2018.

Total future minimum rental payments required are as follows:

Years Ended September 30, 2017	Amount
2018	$13,234
2019	-
2020	-
2021	-
2022	-
Thereafter	-
Total	$13,234

NOTE 8. COMMON STOCK

The Company is authorized to issue up to 250,000,000 shares of Common Stock with a stated par value of $0.0001 per share. As of September 30, 2017, 2016 and 2015 there were 89,504,000, 89,336,000 and 89,036,000 shares of common stock issued and outstanding respectively.

On July 6, 2017, the Company issued 168,000 shares of common stock at a price of $0.3 per share to Yongbiao Ding, CFO of the Company, for cash. On July 8, 2017, the Company received net proceeds of $50,400.

On April 1, 2016, the Company entered into a consulting agreement with LP Funding, LLC DBA LPF Communications, pursuant to which the Company issued 300,000 of restricted shares valued at $90,000 in exchange for investor relationship service provided by LP Funding, LLC DBA LPF Communications. All the amount was expensed in 2016.

NOTE 9. INCOME TAXES

BVI

UMeWorld Limited, UMeLook BVI, UMeZone Holdings Limited and AlphaRx International Holdings were incorporated in the BVI and, under the current laws of the BVI, are not subject to income taxes.

Canada

AlphaRx Canada Limited was incorporated in Canada and is subject to income tax rate of 34%.

HK

AlphaRx Life Science Limited, UMeLook HK and UMeZone Adaptive Learning Technology Limited were incorporated in Hong Kong and are subject to Hong Kong profits tax at a tax rate of 16.5%. No provision for Hong Kong profits tax has been made as these company had no taxable income during the reporting periods.

PRC

The Company’s subsidiary, UMeLook (Guangzhou) Information Technology Co. Ltd. and YouYiXue (Guangzhou) Information Technology Co. Ltd., and VIE, XinYiXun, registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) of 25% on the taxable income in accordance with the relevant PRC income tax laws.

The tax effect of material temporary differences representing deferred tax assets is estimated as follows:

	2017	2016	2015
Deferred tax assets:
Canada	$351,500	$538,644	$753,850
Hong Kong	39,714	46,636	44,389
PRC	668,168	526,643	407,771
Sub-total	1,059,032	1,111,923	1,206,010
Less Valuation allowance	(1,059,032)	(1,111,923)	(1,206,010)
Net deferred tax assets	-	-	-

The valuation allowance as of September 30, 2017, 2016 and 2015 totaled $1,059,032, $1,111,923 and $1,206,010 respectively which consisted primarily of established reserves for deferred tax assets on non-capital operating loss carry forwards for our entities in United States and our foreign entities. The tax rates being used to determine deferred tax assets are estimated at 34% for North America, 25% for mainland China, and 16.5% for Hong Kong. The consolidated effective tax (benefit) rate as a percentage of income (loss) before income taxes is as follows.

	Year Ended September 30,
	2017	2016	2015
PRC enterprise income tax rate	25.00%	25.00%	25.00%
Effect of income tax difference under different tax jurisdictions	-10.77%	-10.57%	-13.00%
Effect of valuation allowance on deferred income tax assets	6.74%	0.63%	-10.38%
Effect of expense not deductible for tax purpose	-20.97%	-15.06%	-1.64%
Effective tax rate	0.00%	0.00%	-0.02%

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and considered that no provision for uncertainty in income taxes was necessary as of September 30, 2017 and 2016.

NOTE 10. STOCK OPTION PLANS

No options were granted during the years ended September 30, 2017, 2016 and 2015 while there were 14,750,000 options outstanding to purchase shares of common stock as of September 30, 2017, 2016 and 2015.

Below is a table summarizing the options issued and outstanding as of September 30, 2017, 2016 and 2015 (“Price” reflects the weighted average exercise price per share).

	Year ended September 30,
	2017		2016		2015
	Number Outstanding	Weighted-Average Exercise Price	Number Outstanding	Weighted-Average Exercise Price	Number Outstanding	Weighted-Average Exercise Price
Beginning at October 1	14,750,000	$0.16	14,750,000	$0.16	14,750,000	$0.16
Granted	-	$-	-	$-	-	$-
Exercised	-	$-	-	$-	-	$-
Expired	-	$-	-	$-	-	$-
Outstanding at September 30	14,750,000	$0.16	14,750,000	$0.16	14,750,000	$0.16
Exercisable at September 30	14,750,000	$0.16	14,750,000	$0.16	14,750,000	$0.16

The following table summarize the shares of the Company's common stock issuable upon exercise of options outstanding at September 30, 2017, 2016 and 2015.

	Stock Options Outstanding/ Exercisable
	Range of Exercise Price	Number at September 30, 2017	Weighted-Average Remaining Contractual Life (Years)
September 30, 2017	$0.15-$0.20	14,750,000	8.99
September 30, 2016	$0.15-$0.20	14,750,000	7.99
September 30, 2015	$0.15-$0.20	14,750,000	6.99

As of September 30, 2017, 2016 and 2015, the intrinsic values of both outstanding options and exercisable options were $637,500, $2,850,000 and $4,915,000 respectively. There were no options exercised during the years ended September 30, 2017, 2016, and 2015; and no stock based compensation is recognized from stock options during the years ended September 30, 2017, 2016, and 2015.

NOTE 11. WARRANTS

For detachable warrants issued with notes payable during the years ended September 30, 2017, 2016 and 2015, the Company determined the estimated value of the warrants using Black-Scholes pricing model with the following assumptions. The warrants were fully vested upon issuance, stock price at valuation of $0.20-$0.40, expected term of 2-3 years, exercise price of $0.25- $0.30, risk free interest rate of 0.52-1.56 percent, a dividend yield of 0 percent and volatility of 118-465 percent. According to ASC 470-20, the proceeds from the issuance of debt with detachable stock warrants were allocated between the debt and warrants based on their relative fair market values. The relative fair value of warrants as of September 20, 2017, 2016, and 2015 were $138,631, $233,125, and $164,497 respectively.

During the year ended September 30, 2015, the Company issued promissory notes in aggregate of $294,929. 1,474,655 shares of warrants were issued with the notes with exercise price of $0.25 to $0.30 per share and a term of 2-3 years. The relative fair value of the warrants of $164,497 was recognized as a debt discount which is being amortized basis over the term of the note.

During the year ended September 30, 2016, the Company issued promissory notes in aggregate of $387,125. 1,935,625 shares of warrants were issued with the notes with exercise price of $0.28 to $0.30 per share and a term of 3 years. The relative fair value of the warrants of $233,125 was recognized as a debt discount which is being amortized basis over the term of the note.

During the year ended September 30, 2017, the Company issued promissory notes in aggregate of $248,333. 1,241,665 shares of warrants were issued with notes with exercise price $0.30 per share and a term of 3 years. The relative fair value of the warrants of $138,631 was recognized as a debt discount which is being amortized over the term of the note.

Below is a table summarizing the warrants issued and outstanding as of September 30, 2017, 2016 and 2015:

	Number Outstanding	Average Exercise Price
Outstanding at September 30, 2014	3,940,150	$0.09
Granted	1,474,655	$0.26
Exercised	-	$-
Expired	3,740,150	$0.09
Outstanding at September 30, 2015	1,674,655	$0.26
Granted	1,935,625	$0.30
Exercised	-	$-
Expired	200,000	$0.25
Outstanding at September 30, 2016	3,410,280	$0.28
Granted	1,241,665	$0.30
Exercised	-	$-
Expired	100,000	$0.25
Outstanding at September 30, 2017	4,551,945	$0.29

As of September 30, 2017, 2016 and 2015, the intrinsic values of the outstanding warrants were $0, $228,058 and $381,428 respectively. There were no warrants exercised during the years ended September 30, 2017, 2016 and 2015.

NOTE 12. RELATED PARTY TRANSACTIONS

The Company sourced some of its funding from Michael Lee, CEO and director, Ford Moore and Dave Milroy, directors, by issuing promissory notes.

During the years ended September 30, 2017, 2016, and 2015, the Company issued promissory notes in the amount of $101,126, $115,421, and $1,952 respectively to Michael Lee. On September 30, 2017, 2016, and 2015, the notes payable balances for Michael Lee were $246,690, $126,848, and $68,431 respectively, including accrued interests of $62,138, $35,946, and $29,273 and unamortized debt discount in the amount of $74,778, $65,413, and $1,058 as of September 30, 2017, 2016, and 2015. Among all the loans borrowed from Mr. Lee, as of September 30, 2017, $214,414 of loans were attached with 1,072,385 shares of warrants, which was subject to debt discount amortization through December 31, 2018.

During the years ended September 30, 2017, 2016, and 2015, the Company issued promissory notes in the amount of $0, $30,000, and $50,000 respectively to Ford Moore. On September 30, 2017, 2016, and 2015, the notes payable balances for Michael Lee were $112,606, $88,966, and $57,444 respectively, including accrued interests of $27,180, $15,180, and $4,480 and unamortized debt discount in the amount of $14,574, $26,214, and $17,036 as of September 30, 2017, 2016, and 2015. Among all the loans borrowed from Ford Moore, as of September 30, 2017, $100,000 of loans were attached with 500,000 shares of warrants, which was subject to debt discount amortization through December 31, 2018.

During the years ended September 30, 2017, 2016, and 2015, the Company issued promissory notes in the amount of $0, $10,000, and $60,000 respectively to John David Milroy. On September 30, 2017, 2016, and 2015, the notes payable balances for Michael Lee were $75,425, $55,748, and $33,439 respectively, including accrued interests of $19,543, $11,143, and $3,217 and unamortized debt discount in the amount of $14,119, $25,395, and $29,778 as of September 30, 2017, 2016, and 2015. Among all the loans borrowed from John David Milroy, as of September 30, 2017, $70,000 of loans were attached with 350,000 shares of warrants, which was subject to debt.

During the year ended September 30, 2015, Michael Lee provided management services to the Company with the amount of $120,000, paid $27,543 expenses on behalf of the Company, and received $56,689 repayment from the Company. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2015 is $320,239.

During the year ended September 30, 2016, Michael Lee provided management services to the Company with the amount of $120,000, paid $25,816 expenses on behalf of the Company, and received $40,855 repayment from the Company. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2016 is $425,181.

During the year ended September 30, 2017, Michael Lee provided management services to the Company with the amount of $120,000, paid $30,571 expenses on behalf of the Company, advanced $22,565 to the Company, and received $63,816 repayment from the Company. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2017 is $534,529.

For the year ended September 30, 2017, Dong Liang, a director, advanced the Company $385,419 and received repayment of $164,051. The Company had $221,368 due to him at September 30, 2017.

Vago International Limited, over 10% shareholder of the Company, had paid for the expenses on behalf of the Company previously, and the Company had $19,806 due to them as of September 30, 2017 and 2016.

On March 5, 2013, the Company’s VIE, XinYiXun, entered into a system development agreement with Zhongda No. 3, a related party owning 90% equity interest in the Company’s VIE and also the beneficial owner owning 6.14% of the Company’s common stock. Pursuant to the agreement, the Company provided system development service for Zhongda No.3 in exchange for compensation of RMB3,508,000. On March 28, 2013, Zhongda No.3 made a prepayment of RMB2,508,000. However, the Company did not develop the system as required by Zhongda No. 3, which haven’t accepted the system and will not accept the system in the future either. The Company will return the prepayment to Zhongda No. 3 in the future and recognized the amount received as payable to Zhongda No.3The balance due to Zhongda No.3 was $378,721 and $377,875 as of September 30, 2017 and 2016.

NOTE 13. RESTATEMENTS

Subsequent to the issuance of the Company’s 2016 consolidated financial statements, the Company’s management determined that corrections were required to the previously reported financial statements to correct some accounting treatments, and to reclassify some related party transactions. As a result, the consolidated balance sheet as of September 30, 2016, the consolidated statements of operations and comprehensive loss for the years ended September 30, 2016 and 2015, the consolidated statements of cash flows for the years ended September 30, 2016 and 2015, and the consolidated statements of changes in stockholders’ deficit for the years ended September 30, 2016 and 2015 have been restated from the amounts previously reported.

The following table illustrates the impact of the correction to the previously issued consolidated financial statements:

	As of September 30, 2016
Consolidated Balance Sheet	As previously reported	Adjustments		As restated
Cash and Cash Equivalents	46,301	1	{a}	46,302
Accounts receivable and other current assets		9,014	{a}	9,014
Accounts Receivable	265	(265)	{a}
Deposit	8,749	(8,749)	{a}
TOTAL CURRENT ASSETS	82,787	1	{j}	82,788
Property and equipment, net	5,879	5,996	{b}	11,875
Deferred Charges	348,913	(348,913)	{b}	-
TOTAL NON-CURRENT ASSETS	354,792	(342,917)	{j}	11,875
TOTAL ASSETS	437,579	(342,916)	{j}	94,663
Accounts payable	769,405	(583,064)	{c}	186,341
Due to related parties		822,862	{c}	822,862
Accrued liabilities and other payables		136,250	{c}	136,250
Unearned Revenue	376,046	(376,046)	{c}
TOTAL CURRENT LIABILITIES	1,145,451	2	{j}	1,145,453
Notes payable	2,112,101	(581,142)	{d}	1,530,959
Notes payable – related parties		271,562	{d}	271,562
TOTAL NON-CURRENT LIABILITIES	2,112,101	(309,580)	{j}	1,802,521
TOTAL LIABILITIES	3,257,552	(309,578)	{j}	2,947,974
Additional paid-in capital	25,870,095	(655,051)	{d}	25,215,044
Accumulated deficit	(28,916,005)	466,359	{e}	(28,449,646)
Accumulated other comprehensive income	(1,888)	155,354	{e}	153,466
Total UMeWorld Limited’s stockholders’ deficit	(3,038,864)	(33,338)	{j}	(3,072,202)
TOTAL STOCKHOLDERS’ DEFICIT	(2,819,973)	(33,338)	{j}	(2,853,311)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	437,579	(342,916)	{j}	94,663

	Year Ended September 30, 2016				Year Ended September 30, 2015
Consolidated statements of operations and comprehensive loss	As previously reported	Adjustments		As restated	As previously reported	Adjustments		As restated
General and Administrative Expenses	1,034,608	(70,543)	{b}	964,065	765,691	93,284	{b}	858,975
Stock-based compensation	566,760	(566,760)	{d}		485,912	(485,912)	{d}
Depreciation	4,577	(4,577)	{b}		4,793	(4,793)	{b}
LOSS FROM OPERATIONS	(1,605,945)	641,880	{j}	(964,065)	(1,256,396)	397,421	{j}	(858,975)
Interest expense	(146,605)	(72,138)	{d}	(218,743)	(119,102)	(15,903)	{d}	(135,005)
LOSS BEFORE INCOME TAXES	(1,752,483)	569,742	{j}	(1,182,741)	(1,355,125)	381,518	{j}	(973,607)
Net Loss	(1,752,483)	569,742	{j}	(1,182,741)	(1,355,125)	381,518	{j}	(973,607)
Net gain/(loss) attributable to UMeWorld Limited’s stockholders	(1,768,095)	569,742	{j}	(1,198,353)	(1,370,750)	381,518	{j}	(989,232)
Net gain/(loss)	(1,768,095)	569,742	{j}	(1,198,353)	(1,370,750)	381,518	{j}	(989,232)
Translation Adjustment	(752)	(3,259)	{a}	(4,011)	2,118	158,613	{a}	160,731
Comprehensive gain/(loss)	(1,768,847)	566,483	{j}	(1,202,364)	(1,368,632)	540,131	{j}	(828,501)
Comprehensive gain/(loss) attributable to UMeWorld Limited’s stockholders	(1,768,697)	566,483	{j}	(1,202,214)	(1,369,056)	540,131	{j}	(828,925)
Let loss per share, basic and diluted	(0.02)		{j}	(0.01)	(0.02)		{j}	(0.01)
Weighted average number of common shares outstanding	89,261,000	(75,820)	{f}	89,185,180

	Year Ended September 30, 2016				Year Ended September 30, 2015
Consolidated statements of cash flows	As previously reported	Adjustments		As restated	As previously reported	Adjustments		As restated
Net loss	(1,752,483)	569,742	{e}	(1,182,741)	(1,355,125)	381,518	{e}	(973,607)
Non-cash item: Noncontrolling interest	15,462	(15,462)	{g}		16,049	(16,049)	{g}
Depreciation expense	4,577	2,245	{b}	6,822	4,793	2,381	{b}	7,174
Stock-based compensation	656,760	(656,760)	{d}		485,912	(485,912)	{d}
Stock issued for service		90,000	{h}	90,000
Amortization of debt discount		72,138	{d}	72,138		15,903	{d}	15,903
Accounts receivable and other current assets		605	{a}	605		2,125	{a}	2,125
Accounts payable		68,305	{c}	68,305		(25,363)	{c}	(25,363)
Accrued liabilities and other payables		176,618	{c}	176,618		117,905	{c}	117,905
Due to related parties		121,829	{c}	121,829		120,000	{c}	120,000
Decrease/(increase) in Deferred charges	74,467	(74,467)	{b}		72,786	(72,786)	{b}
Decrease/(increase) in Accounts receivables	(3)	3	{a}		178	(178)	{a}
Decrease/(increase) in loans receivables					1,016	(1,016)	{a}
(Decrease)/increase in Accounts payable and accrued liabilities	171,176	(171,176)	{c}		107,796	(107,796)	{c}
(Decrease)/increase in Accrued interest and Notes payable	57,834	(57,834)	{d}		48,290	(48,290)	{d}
Decrease/(increase) in Deposit	608	(608)	{a}		929	(929)	{a}
NET CASH USED IN OPERATING ACTIVITIES	(768,232)	125,178	{j}	(643,054)	(646,790)	(118,488)	{j}	(765,278)
Proceeds from notes payable		235,730	{d}	235,730		200,876	{d}	200,876
Proceeds from notes payable – related parties		155,428	{d}	155,428		111,952	{d}	111,952
Repayments to related parties		(40,855)	{d}	(40,855)		(56,689)	{d}	(56,689)
Issuance (repayment) of notes payable, net	391,158	(391,158)	{d}		276,349	(276,349)	{d}
NET CASH PROVIDED BY FINANCING ACTIVITIES	391,158	(40,855)	{j}	350,303	276,349	(20,210)	{j}	256,139
Effect of exchange rate changes on cash and cash equivalents	72,317	(84,324)	{k}	(12,007)	(123,278)	138,701	{k}	15,423
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(304,757)	(1)	{a}	(304,758)	(494,026)	3	{a}	(494,023)
CASH and cash equivalents, beginning of year	351,058	2	{a}	351,060	845,084	(1)	{a}	845,083
CASH and cash equivalents, end of year	46,301	1	{a}	46,302	351,058	2	{a}	351,060
Interest paid	154,730	(154,730)	{i}		48,029	(48,029)	{i}

	Year Ended September 30, 2016				Year Ended September 30, 2015
Consolidated statements of changes in stockholders’ deficit	As previously reported	Adjustments		As restated	As previously reported	Adjustments		As restated
	$			$	$			$
Warrants issued	566,760	(333,635)	{d}	233,125	485,912	(321,415)	{d}	164,497
Foreign currency translation – Accumulated other comprehensive loss	(602)	(3,259)	{k}	(3,861)	1,694	158,613	{k}	160,307
Net Loss for the year	(1,768,095)	569,742	{e}	(1,198,353)	(1,370,750)	381,518	{e}	(989,232)

{a} To correct other miscellaneous errors.

{b} To expense and impair the capitalized website costs, and to record office renovation expenses as leasehold improvement in property and equipment. The Company also reclassified depreciation expense in general and administrative expenses.

{c} To reclassify unearned revenue into due to related parties, and to separately present accounts payable, accrued liabilities and other payables, and due to related parties. Statements of cash flows were adjusted accordingly.

{d} The Company issued promissory notes with common stock warrants and initially expensed the fair value of the warrants as stock based compensation. It is adjusted to allocate the proceeds from the issuance between the debt and warrants based on their relative fair market values. The related fair value of the warrants was recognized as debt discount and amortized to interest expense over the term of the notes. The Company also reclassified the amount payable to related parties into notes payable - related parties.

{e} To adjust for the effect of expensing capitalized website costs in {b} and amortization of debt discounts discussed in {d}.

{f} The correct the error in date of stock issued for service used to calculate weighted average number of common shares outstanding at September 30, 2016.

{g} To delete the separate disclosure of non-controlling interest as the amount of non-controlling interest is included in the net loss at the beginning of cash flows.

{h} To separately present stock issued for service from stock based compensation in the cash flows.

{i} The company did not pay any interests in years ended September 30, 2016 and 2015. The interests were accrued in notes payable and notes payable – related parties.

{j} To reflect the impact of the above adjustments to the total balances.

{k} The adjustment was due to fluctuation in exchange rates when transferring from functional currencies to reporting currency.

NOTE 14. SUBSEQUENT EVENTS

On January 10, 2018, the Company issued 122,337 restricted shares at $0.10 per shares to certain employees in lieu of their salaries. On February 9, 2018, the Company issued 600,000 restricted shares to the CFO, Mr. Yongbiao (Winfield) Ding at $0.12 per share pursuant to a private placement agreement.

On December 5, 2017, the Company entered into a settlement agreement with Zhongda No. 3, pursuant to which Zhongda No. 3 will not call for the return of the prepayment of RMB2,508,000 and will not pay for the remaining RMB1,000,000 to the Company. The forgiveness of the liability in the amount of RMB2,508,000 was considered contributions to capital and recorded as additional paid in capital in 2018.

