Form 20-F
period 2018-09-30
UMeWorld Ltd
filed 2021-06-04
CIK 1114936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________ to ____________

Commission File Number: 000-30813

UMeWorld Limited
(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit B, 12/F, Hang Seng Causeway Bay Building, 28 Yee Wo Street, Causeway Bay, Hong Kong, China

(Address of principal executive offices)

Michael Lee, (852) 8191 5550, info@umeworld.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
None	None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

___________________

Title of Class

SEC 1852 (01-12)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities registered or to be registered pursuant to Section 15(d) of the Act.

____________________

Title of Class

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of September 30, 2018, there were 104,524,189 shares outstanding of the issuer’s ordinary shares.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Security Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the issuer was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes   ☐     No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes   ☐     No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐     No ☐

2

FORM 20-F

For the Years Ended September 30, 2018, 2017 and 2016

INDEX

PRELIMINARY NOTES

PART III

Item 17.	Financial Statements	49
Item 18.	Financial Statements	49
Item 19.	Exhibits	49

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“we”, “us”, “our company”, “our” and “the Company” refer to UMeWorld Limited, a British Virgin Islands company, and its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include its consolidated variable interest entities.

•	“China” or “PRC” refers to People’s Republic of China, and for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;

•	“shares”, or “ordinary shares” refers to our ordinary shares, par value US$0.0001 per share;

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all foreign currency translations in this annual report on Form 20-F can be found on Note 2 of our audited consolidated financial statements on page F-9. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

                The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of operations and other comprehensive income (loss) data for the fiscal years ended September 30, 2016, 2017 and 2018 and the consolidated balance sheets data as of September 30, 2016, 2017 and 2018 are derived from audited consolidated financial statements included elsewhere in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statements of Operations and Other Comprehensive Loss Data:

	For the Years Ended September 30,
	2018	2017	2016
Revenues	758	7,927	0
Gross loss	(67,020)	(16,660)	0
Operating expenses	(388,066)	(902,166)	(964,065)
Loss from operations	(455,086)	(918,826)	(964,065)
Other expenses	(390,355)	(389,451)	(218,676)
Net loss	(845,441)	(1,308,277)	(1,182,741)
Net income attributable to noncontrolling interests	0	15,573	15,612
Net loss attributable to UMeWorld Limited stockholders	(845,441)	(1,323,850)	(1,198,353)

Selected Consolidated Balance Sheets Data:

	As of September 30,
	2018	2017	2016
Current assets	22,335	27,073	82,788
Total assets	22,449	31,950	94,663
Current liabilities	271,796	1,709,366	1,145,453
Total liabilities	271,796	4,066,079	2,947,974
Total shareholders’ deficit	(249,347)	(4,034,129)	(2,853,311)

Selected Consolidated Statements of Cash Flows Data:

	For the Years Ended September 30,
	2018	2017	2016
Net cash used in operating activities	(238,115)	(507,290)	(643,054)
Net cash provided by investing activities	0	0	0
Net cash provided by financing activities	247,339	481,350	350,303
Effect of exchange rate changes on cash and cash equivalents	(11,265)	(11,896)	(12,007)
Net decrease in cash	(2,040)	(37,836)	(304,758)
Cash and cash equivalents, beginning of the year	8,466	46,302	351,060
Cash and cash equivalents, end of the year	6,426	8,466	46,302

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investment in our ordinary shares involves a high degree of risk. You should carefully consider, among other matters, the following risk factors in addition to the other information in this annual report on Form 20-F when evaluating our business because these risk factors may have a significant impact on our business, financial condition, operating results or cash flow. If any of the material risks described below or in subsequent reports we file with the Securities and Exchange Commission (“SEC”) actually occur, they may materially harm our business, financial condition, operating results or cash flow. Additional risks and uncertainties that we have not yet identified or that we presently consider to be immaterial may also materially harm our business, financial condition, operating results or cash flow.

Risks Related to Our Business and Industry

We are exposed to the risks of an economic recession, credit and capital markets volatility and economic and financial crisis (including as a result of the COVID-19 virus pandemic), which could adversely affect the demand for our products and adversely affect the market price of our ordinary shares.

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to our business. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices and schools across China. Given the strict quarantine measures put in place during this period, normal economic activity throughout China was sharply curtailed and normal in-school education was temporarily suspended. All of our revenues and our workforce are concentrated in China. Consequently, to the extent that COVID-19 exerts long-term negative impact on the Chinese economy, our results of operations and financial performance may be adversely affected

The COVID-19 virus pandemic has resulted in significant financial market volatility and uncertainty in recent months. The extent to which the COVID-19 impacts our results will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the COVID-19, the vaccine roll-out and actions taken by governments and private businesses to attempt to contain the coronavirus, A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on us.

Additionally, the pandemic may also affect our overall ability to react timely to mitigate the impact of this event and may hamper our efforts to provide our investors with timely information and comply with our filing obligations with the SEC, especially in the event of office closures, stay-in-place orders and a ban on travel or quarantines.

If we are unable to maintain a good relationship with China Mobile, our business will suffer.

China Mobile is the primary distribution, marketing, promotion and payment platform for UMFun. We generate substantially all of our users through the China Mobile “AND” Education Platform and expect to continue to do so for the foreseeable future. Any deterioration in our relationship with China Mobile would harm our business and adversely affect the value of our ordinary shares.

We are subject to China Mobile’s terms and conditions for application developers, which govern the promotion, distribution and operation of educational applications on the “AND” Education Platform. We have entered into a Product Co-operation Agreement with China Mobile, which governs the promotion, distribution and operation of educational applications on the “AND” Education Platform. This Agreement expires on October 31, 2021.

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

A significant portion of our revenues will be dependent on market acceptance of our online learning and assessment platform and other cloud-based testing technologies, and if we are unable to anticipate and meet our clients’ technological needs and challenges from new technologies and industry standards, our products and services may lose market acceptance or become obsolete, and our margins and results of operations may be adversely affected.

Our advanced technologies for the creation and delivery of online assessment, including our UMFun platform, are a key factor in growing and maintaining our relationships with educational institution clients and educational program content providers. Our future success depends on our ability to upgrade our systems, develop new technologies and anticipate and meet the technical needs of our clients on a regular basis. The emergence in the market of new test creation and delivery technologies or substitute products and services could reduce the competitiveness or result in the obsolescence of our current technologies and services. Moreover, if other companies develop similar technologies offering functionality comparable to that of our technologies, pricing pressure may increase, and our margins and results of operations may be adversely affected. Additionally, industry standards such as standard interfaces and data exchange protocols may be developed for testing technologies, and if these industry standards are incompatible with our technologies, demand for our technologies, products and services may decline significantly. To the extent we are unable to maintain our market position in key testing technologies or anticipate and respond to technological developments and changes in industry standards in a timely and cost-effective manner, our products and services may lose market acceptance or become obsolete.

Technical errors or failures in relation to cloud-based tests delivered through our delivery platform could result in negative publicity, loss of clients, liability claims and costly and disruptive litigation.

Due to the complexity of the technologies, we have developed and use to create and deliver cloud-based learning and assessment services for our clients, there is a risk that technical errors or failures may occur in relation to these services. These may include errors, failures or bugs in our self-developed software applications and test security technologies, breakdowns or failures of our servers and computer networks, and connectivity failures between our networks. While we have not experienced major problems to date due to errors, breakdowns, failures, bugs or defects, we cannot assure you that we will not experience such problems in the future. If such a problem were to occur, it could disrupt or compromise the integrity of the test-taking process or of test content and results, which could lead to negative publicity and loss of clients and may subject us to liability claims. Although we have established a formal crisis management system to respond to technical problems, it has never been tested in a real crisis situation. Any litigation or negative publicity resulting from an error or failure, with or without merit, could result in substantial costs and divert management’s attention and resources from our business and operations.

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

We have incurred annual operating losses since our inception. Consequently, as of September 30, 2018, we had an accumulated deficit of $30,618,937. Our revenues for the years ended September 30, 2018, 2017, and 2016 were $758, $7,927, and $0, respectively. Our revenues have not been sufficient to sustain our operations. In order to achieve profitability our revenue streams will have to increase and there is no assurance that revenues can increase to such a level. We may never be profitable. Our ability to achieve profitability is affected by various factors, including:

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

The Company has limited cash resources and a history of operating losses. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. We believe we have developed a viable plan to continue as a going concern. However, the plan relies upon our ability to obtain additional sources of capital and financing. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, we may be required to cease operations.

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

Some of our competitors may have more resources than we do, and several of the largest K-12 educational publishers may have more experience, larger customer bases and greater brand recognition in the markets we serve. Further, larger established companies with high brand recognition and extensive experience providing various educational products to the K-12 market may develop online products and services that are competitive with our core products and services. These competitors may be able to devote greater resources than us to the development, promotion and sale of their products and services and respond more quickly than we can to new technologies or changes in customer requirements or preferences. We may not be able to compete effectively with current or future competitors, especially those with significantly greater resources or more established customer bases, which may materially adversely affect our sales and our business.

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

We are subject to currency fluctuations, which may affect our results

The majority of our expenses and some of our debt are in Chinese Renminbi, Canadian dollars and U.S. dollars, while our revenues are primarily in Chinese Renminbi. We also incur expenses in Hong Kong dollars related to our Hong Kong subsidiary. The fluctuation of the Canadian dollar, Hong Kong dollar and U.S. dollar vis-a-vis the Chinese Renminbi could materially impact our operating results and financial position.

We will require additional financing to sustain our operations, and our ability to secure additional financing is uncertain.

We may be unable to raise on acceptable terms, if at all, the substantial capital resources necessary to conduct our operations. If we are unable to raise the required capital, we may be forced to curtail business development activities and, ultimately, cease operations. As at September 30, 2018, we had working capital deficiency of $249,461 as compared to working capital deficiency of $1,682,293 as at September 30, 2017. The independent auditor’s report for the year ended September 30, 2018 includes an explanatory paragraph stating that our recurring losses from operations and working capital levels raise substantial doubt about our ability to continue as a going concern.

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

Risks Relating to Our Corporate Structure and Restrictions on Our Industry

If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties.

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China. None of our offshore holding companies is an educational institution or provides education services. To comply with PRC laws and regulations, we have entered into (i) a series of contractual arrangements among UMeLook (Guangzhou) Information Technology Co. Ltd. (“UMeLook Guangzhou”), Guangzhou XinYiXun Network Technology Co. Ltd. (“Guangzhou XinYiXun”) and their respective shareholders. Accordingly, Guangzhou XinYiXun is our VIE, and we rely on the contractual arrangements with our VIE and their respective shareholders, or the VIE Contractual Arrangements, to conduct most of our services in China.

We have been and are expected to continue to be dependent on our VIE in China to operate our education business until we qualify for direct ownership of educational businesses in China. Pursuant to the VIE Contractual Arrangements, we, through our wholly owned subsidiaries in China, exclusively provide comprehensive intellectual property licensing, technical and business support services to UMeLook Guangzhou and Guangzhou XinYiXun, our Consolidated Affiliated Entities in exchange for payments from them. In addition, the VIE Contractual Arrangements provide us with the ability to effectively control our VIE and its respective existing and future subsidiaries and schools, as applicable.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In August 2018, the Ministry of Justice published a draft Implementation Rules for Private Education Law, or the draft Implementation Rules, for review. The draft Implementation Rules, among other things, provide that entities implementing group-based education shall not control non-profit schools by merger, acquisition, franchise or contractual arrangements. The draft Implementation Rules also provide that transactions among private schools and their affiliates shall be fair and open to public. For those agreements entered into by non-profit schools and their affiliates which is long-term or involving important interests or repeated performance, the educational authorities shall audit the necessity, legitimacy and legal compliance of such agreements. Such requirements, if remained in the final version and signed into law, may challenge the validity and enforceability of our VIE Contractual Arrangements.

If the corporate structure and contractual arrangements through which we conduct our business in China are found to be in violation of any existing or future PRC laws or regulations, or such arrangements are determined as illegal and invalid by PRC courts, arbitration tribunals or regulatory authorities, or if we fail to obtain or maintain any of the required permits or approvals, we would be subject to potential actions by the relevant PRC regulatory authorities with broad discretion, which actions could include:

•	revoke our business and operating licenses;

•	require us to discontinue or restrict our operations;

•	limit our business expansion in China by way of entering into contractual arrangements;

•	restrict our right to collect revenues or impose fines;

•	block our websites;

•	require us to restructure our operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which we may not be able to comply; or

•	take other regulatory or enforcement actions against us that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these actions results in our inability to direct the activities of our Consolidated Affiliated Entities that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our Consolidated Affiliated Entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly owned subsidiaries in China or our VIE.

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

In January 2015, the Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law for public review and comments, and on March 15, 2019, the Foreign Investment Law was promulgated and implemented on January 1, 2020. The draft Foreign Investment Law expanded the definition of foreign investment and introduced the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law did not take a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. The final Foreign Investment Law does not include the contractual control concept from the 2015 draft and so the government’s view on variable interest entities continues to be unclear. The Foreign Investment Law also retains a comprehensive oversight over all “foreign investors who invest in China through laws, administrative regulations or other methods prescribed by the State Council”. Foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council. Accordingly it cannot be ruled out that the National People’s Congress or relevant departments may introduce a series of related supporting policies in the future to resolve any ambiguity on the application of the Foreign Investment Law.

If the ownership structure, contractual arrangements and business of our company or any of our Consolidated Affiliated Entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our Chinese subsidiaries and VIE, revoking the business licenses or operating licenses of our Chinese subsidiaries or VIE, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our offerings to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIE, and/or our failure to receive economic benefits from our VIE, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require UMeLook Guangzhou to adjust its taxable income under the contractual arrangements it currently has in place with our PRC consolidated VIE in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries, which are wholly foreign-owned enterprises may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund. The statutory reserve funds, enterprise expansion funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business

Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

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

Risks Related to Our Ordinary Shares

The market price of our ordinary shares is volatile.

The market price of our ordinary shares has been, and we expect it to continue to be, highly unstable. Factors, including our announcement of technological improvements or announcements by other companies, regulatory matters, research and development activities, new or existing products or procedures, signing or termination of licensing agreements, concerns about our financial condition, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, and public concern over the safety of activities or products have had a significant impact on the market price of our stock. We expect such factors to continue to impact our market price for the foreseeable future.

Our ordinary shares are classified as "penny stock" under SEC rules that may make it more difficult for our shareholders to resell our ordinary shares.

Our ordinary shares are traded on the OTC Market. As a result, the holders of our ordinary shares may find it more difficult to obtain accurate quotations concerning the market value of the ordinary shares. Shareholders also may experience greater difficulties in attempting to sell the shares than if there were listed on or quoted on a national stock exchange. Because our ordinary shares are not traded on a national stock exchange , and the market price of our ordinary shares is less than $5.00 per share, our ordinary shares are classified as  "penny stock." Rule 15g-9 of the Securities Exchange Act of 1934 imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an "established customer" or an "accredited investor." This includes the requirement that a broker-dealer must make a determination that investments in penny stocks are suitable for the customer and must make special disclosures to the customer concerning the risks of penny stocks. Application of the penny stock rules to our ordinary shares could adversely affect the market liquidity of the shares, which in turn may affect the ability of holders of our ordinary shareholders to resell the shares. We have a significant number of options and warrants outstanding that could be exercised in the future. Subsequent resales of these and other shares could cause our share price to decline. This could also make it more difficult to raise funds at acceptable levels, via future securities offerings.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

We have identified “material weaknesses” and other control deficiencies including significant deficiencies in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. As our operations continue to expand, we plan to hire additional accounting and finance staff to increase segregation of duties and also invest in technology infrastructure to support our financial reporting function.  Despite all these remedial measures, we might efficiently address the weaknesses we have identified.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with this report. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Lack of independent directors

We cannot guarantee that our Board of Directors will have a majority of independent directors in the future. In the absence of a majority of independent directors, our executive officers, who are also shareholders and directors, could establish policies and enter into transactions without independent review and approval thereof. This could present the potential for a conflict of interest between us and our shareholders generally and the controlling officers, stockholders or directors.

Ownership of our ordinary shares by current officers and directors

The present officers and directors own approximately 23.87% of our issued and outstanding ordinary shares , and are therefore no longer in a position to elect all of our directors and otherwise control the Company. As of the date of this annual report, Vago International Limited controlled by Yee W. Chu beneficially owned approximately 52.01% of our outstanding capital stock. Chu therefore has significant influence over management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets, for the foreseeable future. This concentrated control limits or severely restricts our shareholders’ ability to influence corporate matters and, as a result, we may take actions that our shareholders do not view as beneficial. As a result, the market price of our ordinary shares could be adversely affected.

We do not expect to pay dividends, and any return on your investment will likely be limited to the appreciation of our common stock.

We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our ordinary shares and the agreements governing our credit facility significantly restrict our ability to pay dividends. As a result, capital appreciation in the price of our ordinary shares, if any, will be your only source of gain or income on an investment in our ordinary shares.

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

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries are subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

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

Introduction and History

We were originally incorporated as AlphaRx Inc. (“AlphaRx”) under the laws of the State of Delaware in 1997 as a pharmaceutical research & development company. We were domiciled in the British Virgin Islands (the “BVI”) and continued as a BVI registered company in January 2013. On March 8, 2013, AlphaRx changed its name to UMeWorld Limited.

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

On November 4, 2011, we ceased all operations in the drug development business and adopted a new corporate development strategy that changed the business operation of the Company to digital media and digital education with an intense focus on China.

On August 30, 2012, we acquired all of the issued and outstanding shares of UMeLook Holdings Limited (“UMeLook”), a digital media & education startup with an intense focus on China. The acquisition of UMeLook was completed as a share exchange through the issuance of 70,000,000 common shares of AlphaRx to the shareholders of UMeLook in exchange for all of the issued and outstanding shares in UMeLook. There were no changes of control of our officers and Board of Directors as a result of the UMeLook acquisition. Due to PRC’s legal restrictions on foreign ownership and investment in the value-added telecommunications market, we operate our online platform through Guangzhou XinYiXun Technology Co. Ltd (“Guangzhou XinYiXun”), our consolidated variable interest entity, or VIE, in the PRC. Guangzhou XinYiXun holds our VATS (“Value-Added Telecommunication Services”) license necessary to operate our online platform in China, our registered trademarks in China and three of our registered software copyright that are essential to the Company's online operation in PRC.

We rely on a series of contractual arrangements among UMeLook (Guangzhou) Information Technology Co., Ltd (“UMeLook Guangzhou”), Guangzhou XinYiXun and its shareholders to operate our online platform in China. We do not have equity interests in Guangzhou XinYiXun. However, as a result of these contractual arrangements, we are the primary beneficiary of Guangzhou XinYiXun and treat it as our consolidated VIE under U.S. GAAP.

In 2017, we launched a day-care & private tutoring product trial targeting Grade 1 to Grade 6 students under the UMTang brand, this UMTang product trail was terminated in 2017 due to government regulations and licensing issues.

From 2013 to present, we have been focusing primarily on the development of our principal product, UMFun.

B.	Business Overview

We are an educational technology company and a visionary player in the online educational landscape in China. UMFun, our K-12 flagship product, combines “gamification” and “adaptive learning”. It is a cloud-based assessment and learning analytics platform that can intelligently analyze and adapt to a student's performance and personalizes the delivery of proprietary educational items in accordance with their individual learning needs. UMFun received the prestigious “2016 Top 100 Online Education Product” designation in China.

UMFun provides standards-based instruction, practice, assessments and productivity tools that improve the performance of educators and students via a proprietary online & mobile platform. UMFun helps students in kindergarten through 12th grade, or K-12, master grade level academic standards in a fun and engaging manner.

UMFun combines rigorous content that is highly customized to specific standards in math, English & Chinese with interactive features and games that engage students and reinforce and reward learning achievement. Our programs also enable educators to track student performance in real-time to address individual student learning gaps, while allowing administrators to monitor student progress and measure teacher effectiveness.

We capitalize on two significant trends in China’s education market: (1) an increased focus on higher academic standards and educator accountability for student achievement, which has led to periodic assessment in the classroom to gauge student learning and inform instruction, and (2) the increased availability and utilization of web and mobile-based technologies to enhance and supplement teacher instruction, engage today’s technology-savvy learners and improve student outcomes.

China Mobile Partnership

In July 2014, we entered into a business relationship with China Mobile Limited, to be a partner on its “AND” Education Platform. This collaboration with China Mobile is a major cornerstone in our business plan. China Mobile created its “AND” Education Platform in 2003, the largest of its kind in the world, and is a closed pay-for-use communication portal system and operated independently by China Mobile’s wholly-owned provincial subsidiaries. System-wide, it is used by over ninety million teachers, students and parent subscribers.

In 2016, China Mobile began consolidating the individual provincial “AND” education offerings into one “AND” Education National Platform. In June 2017, UMFun was chosen to be listed on the “AND” Education National Platform. This national platform listing is also a major milestone for us, as UMFun will become incrementally available to China Mobile's "AND" Education Platform subscribers in 31 provinces across China.

To date, we have acquired substantially all of our users through China Mobile. We expect to continue to acquire a substantial portion of our users from the China Mobile “AND” Education Platform for the foreseeable future. We have signed a Product Co-operation Agreement with China Mobile for the sale and distribution of UMFun on the “AND” Education National Platform which expires on October 31, 2021. We have not generated any revenue through our partnership with China Mobile, and significant financial resources are required to accelerate the UMFun commercialization process on the “AND” Education National Platform. There can be no assurance that we will be able to obtain enough capital to fund UMFun’s commercialization, and without such capital, we may be required to cease all UMFun development.

Our Principal Product

We are an educational technology company with a focus on the K-12 education market in China. UMFun, our principle product, provides standards-based instruction, practice, assessments and productivity tools that improve the performance of educators and students via a proprietary online and mobile platform.

Core Educational Principles

We believe that one of the key factors to our success lies in our core educational principles that guide product design and development:

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

UMFun

UMFun is a subscription-based online product that provides standards-based instruction, practice, assessment and productivity tools for teachers and students. UMFun is specifically built from the requirements for a subject area in a grade level in a particular province. Our curriculum includes math, Chinese and the English languages. Subscriptions are typically for one year but is also available on a monthly basis.

Students can log in to UMFun from any computer or mobile device with internet access. Students can take control and move through the UMFun program, earning awards as each standard is mastered. Once logged in, students move through the content in a traditional, multiple choice test mode which includes short game segments to reward student achievement. Teachers can customize sessions for the number of questions asked as well as the number of correct answers needed to reach proficiency in a standard or sub-topic. The questions are dynamically generated and therefore constantly changing, compelling students to learn concepts rather than memorize answers. Upon answering a question incorrectly, students are shown the correct answer along with a detailed explanation of this response. UMFun offers add-on features and programs, such as a benchmark assessment that enables educators to predict student performance on the end-of-year assessment and provides diagnostic information to guide instruction.

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

Engaging, Fun and Easy to Use for Students. Our product utilizes a simple, graphical user interface that is intuitive and easy to use. In addition, UMFun incorporates games and rewards in order to make learning fun and engaging for students. By engaging students and providing them with the tools they need to succeed, we enable them to take control of their own learning, boost their confidence and keep them interested in using our products, while creating a culture of academic success.

Accessible, Dynamic online and mobile Platform. UMFun is delivered entirely online and cross-platform so it can be used by teachers, parents and students on any computer or mobile device wherever internet access is available.

High Impact, Low Cost Solution. By providing a single, comprehensive solution for core subjects across a wide range of grade levels, UMFun eliminates the need for parents to have multiple learning products, saving them both time and money. In addition, at an average monthly price per student of US $1.60, we offer parents a compelling value proposition compared to off-line private tutoring.

Visionary and passionate management team with strong academic partners. Our visionary management team is passionate about education and has been instrumental in driving the success of our business. Our academic partners, Sun Yat Sen University and South China Normal University, are ranked as top universities in China by all the most influential and widely observed international university rankings. We believe our management team's collective experience and strong execution capabilities present a significant advantage and enable us to realize attractive growth opportunities.

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

Emerging Growth Company Status

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act enacted on April 5, 2012 (the “JOBS Act”). For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” and “say-when-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation. Under the JOBS Act, we will remain an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

●	the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock;

●	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

●

the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934 (the “Exchange Act”) (we will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months; the value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter).

The JOBS Act also provides that an emerging growth company may utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

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

Regulation Relating to Internet Culture Activities

On February 17, 2011, the Ministry of Culture, or MOC, promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011. The Internet Culture Provisions require ICP services providers engaging in commercial "internet culture activities" to obtain a permit from the MOC. "Internet cultural activities" is defined in the Internet Culture Provisions as an act of provision of Internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the Internet cultural products; (ii) the online dissemination whereby cultural products are posted on the Internet or transmitted via the Internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users' browsing, use or downloading; and (iii) the exhibition and comparison of the Internet cultural products. In addition, "Internet cultural products" is defined in the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the Internet, which mainly include internet cultural products specially produced for the Internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicate those to the internet for dissemination.

C.	Organizational Structure

UMeWorld is a holding company without substantive operations and we conduct our businesses through our subsidiaries and our consolidated VIE, or VIE. The chart below summarizes our corporate structure as of the date of this annual report:

(the abovementioned entities, save for UMeWorld, shall be collectively referred to as “Consolidated Affiliated Entities” and each , a “Consolidated Affiliated Entity”.)

Deconsolidation of Subsidiary

AlphaRx International Holdings ("AIH") was incorporated on August 24, 2004 in British Virgin Islands as a wholly-owned subsidiary of UMeWorld.

On June 22, 2006, AIH issued 1,500 ordinary shares to New Super Limited (“NSL”), an independent Hong Kong based corporation, at a price of approximately HK$6,667 per share or HK$10 million in cash ($1,288,826). As a result, the number of AIH’s issued and outstanding ordinary shares was increased to 10,000 and our interest in AIH was reduced to 85%.

On May 18, 2010, AIH issued 625 shares of its ordinary shares to NSL at a price of approximately HK$ 2,166 per share, or HK$1,353,750 in cash ($173,292), representing a further 5% non-controlling interest and increasing the total of the non-controlling interest to 20% after the infusion.

AlphaRx Life Science Limited ("ALS") was incorporated on July 21, 2004 in Hong Kong as a wholly-owned subsidiary of AlphaRx International Holdings.

We decided to deconsolidate the above two subsidiaries as of October 1, 2017.

VIE Contractual Arrangements

Due to PRC legal restrictions on foreign investment in and ownership of entities engaged in the education industry, we operate our business through our consolidated VIE, or VIE. PRC laws and regulations currently require any foreign entity that invests in the education industry in China to be an educational institution with relevant experience in providing educational services outside of China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. Accordingly, our offshore holding companies are not allowed to directly engage in the education industry in China. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements with our VIE and its shareholders, through which we are able to consolidate the financial results of our VIE. These contractual arrangements allow us to:

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

If our VIE, Mr. Yilun Liang or Mr. Dong Liang fail to perform its/his obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our Consolidated Affiliated Entities. See “Risk Factors - Risks Related to Our Corporate Structure - We rely on the VIE Contractual Arrangements for our PRC operations, which may not be as effective in providing operational control as direct ownership.” If we are unable to maintain effective control over our affiliated entities, we will not be able to continue consolidating the financial results of our affiliated entities into our financial results. We do not have unfettered access to the revenues from our PRC subsidiaries or Consolidated Affiliated Entities due to the significant legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and restrictions on foreign investment, among others. See “Risk Factors - We rely on dividends, fees and other distributions paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could hinder our ability to conduct our business.”

The following is a summary of the currently effective contractual arrangements by and among us, Guangzhou XinYiXun Network Technology Co. Ltd., and its shareholders, namely Mr. Yilun Liang and Guangzhou Zhongda No.3 Venture Investment Co., Ltd.

Agreements that provide us with effective control over the VIE

Exclusive Management Service Agreement

Pursuant to the Exclusive Management Services Agreement, we have the exclusive right to provide comprehensive technical and business support services to our consolidated VIE. Such services include conducting market research, offering strategic business advice and providing information technology services, advice on mergers and acquisitions, human resources management services, intellectual property licensing services, support for teaching activities and other services that the parties may mutually agree. Without the prior consent of the Company, our consolidated VIE may not accept such services from any third party. In addition, the consolidated VIE is entitled to pay a service fee to the Company, the amount of which is equal to its total revenue less any necessary costs, taxes and expenses. We have discretion to adjust and decide the amount to be paid by the consolidated VIE to us from time to time.

Proxy agreement

In order to ensure that we are able to make all of the decisions concerning the VIE, we have entered into a proxy agreement with the shareholders of the VIE. Pursuant to the proxy agreement, each of its shareholders has irrevocably appointed us as such shareholder’s attorney-in-fact to act for all matters pertaining to such shareholder’s equity interests in the VIE and to exercise all of their rights as shareholders, including but not limited to attending and voting at shareholders’ meetings. As such, we have the sole rights to designate and appoint directors and senior management members of the VIE. The proxy agreement will remain in effect until the respective shareholder ceases to hold any equity interest in the VIE.

Equity pledge agreement

In order to secure the performance of the VIE and its shareholders under the contractual arrangements, each shareholder of the VIE has undertaken to pledge all of their shares in the VIE to us. As of the date of this annual report, the share pledge has been registered with local PRC authorities. If the VIE or any of its shareholders breaches or defaults under any of the contractual arrangements, we have the right to require the transfer of the pledged equity interests in the VIE to us or our designee, to the extent permitted by laws, or require a sale of the pledged equity interest and have priority in any proceeds from the auction or sale of such pledged interests. Moreover, we have the right to collect any and all dividends in respect of the pledged equity interests during the term of the pledge. Unless the VIE and its shareholders have fully performed all of their obligations in accordance with the contractual arrangements and all debts have been fully paid by them to us, the equity pledge agreement will continue to remain in effect.

Agreement that enables us to receive substantially all of the economic benefits from the VIE

In order to ensure that we receive the economic benefits of our consolidated VIE, we have entered into a series of agreements with the consolidated VIE. Under these agreements, we are entitled to substantially all of the economic benefits of our VIE.

Exclusive Management Service Agreement

See “Agreements that provide us with effective control over the VIE” for key terms and conditions.

Exclusive Technology Consultation and Services Agreement”

Pursuant to the Exclusive Technology and Services Agreement, we have the exclusive right to provide technical services to the consolidated VIE. In exchange, the consolidated VIE pays a service fee to us that is based on a predetermined formula based on the financial performance of the consolidated VIE. During the term of this agreement, we are entitled to adjust the service fee at our sole discretion without the consent of the consolidated VIE. We will exclusively own any intellectual property arising from the performance of this agreement.

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

In the opinion of our PRC counsel, Dentons China (formerly Beijing Dacheng (Guangzhou) Law Offices), the contractual arrangements among UMeLook Guangzhou, Guangzhou XinYiXun and its shareholders are valid, binding and enforceable under current PRC law. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks related to our corporate structure, please see "Risk Factors - Risks Related to Our Corporate Structure."

D.	Properties, Plants & Equipment

We do not own any real property. We do not lease any office space at this time. We did lease office space in Guangzhou, China. This concluded in September 30, 2017 with no further obligation due. We currently use office space provided by a related party free of charge.

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

Overview

We are an educational technology company and a visionary player in the online educational landscape in China. UMFun, our K-12 flagship product combines “gamification” and “adaptive learning”. It is a cloud-based assessment and learning analytics platform that can intelligently analyze and adapt to a student's performance and personalizes the delivery of proprietary educational items in accordance with their individual learning needs. UMFun received the prestigious “2016 Top 100 Online Education Product” designation in China. The Company has incurred recurring operating losses since inception as it has worked to bring its UMFun to market. Management expects such operating losses will continue until such time that substantial revenues are received from UMFun. Management is currently seeking additional capital through private placements and public offerings of its ordinary shares to fund our operations. There can be no assurance that we will be successful in accomplishing our objectives. Without such additional capital, we may be required to cease operations.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. We have limited cash resources, recurring cash used in operations and operating losses history. As shown in the accompanying consolidated financial statements, we have an accumulated deficit of approximately $30.6 million as of September 30, 2018 and net cash used in operations of $238,115 during the year ended September 30, 2018. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

Results of Operations

The following tables summarize the results of operations for the years ended September 30, 2018, 2017 and 2016 and the annual results of operations for the past three years:

Years Ended September 30	2018	2017	2016
	$	$	$
Revenue	758	7,927	-
Cost of revenue	67,778	24,587
Selling, general and administrative expenses	388,066	902,166	964,065
Other income	283,988	-	-
Interest income	32	29	67
Other expense	8,500	-	-
Interest expense	665,875	389,480	218,743
Net loss	(845,441)	(1,308,277)	(1,182,741)
Net income attributable to noncontrolling interests	-	15,573	15,612
Net loss attributable to UMeWorld Limited stockholders	(844,759)	(1,323,850)	(1,198,353)

RESULTS OF OPERATIONS

The Year Ended September 30, 2018 Compared to the Year Ended September 30, 2017

Revenues

Our revenues decreased from $7,927 in 2017 to $758 in 2018. This decrease was primarily due to the termination of UMTang day-care and private tutoring trial, which was terminated on Aug 18, 2017.

Cost of Revenues

Our cost of revenues increased from $24,587 in 2017 to $67,778 in 2018. The increase was due to higher headcount-related expenses to service UMFun users.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses decreased by 56.99% from $902,166 in 2017 to $388,066 in 2018. The decrease was primarily the result of a decrease in compensation and travel as a result of the decision to discontinue UMTang day-care and private tutoring trial.

Other Income

On October 1, 2017, we dissolved our subsidiary AlphaRx International Holdings Limited and its wholly owned subsidiary AlphaRx Life Sciences Limited, as a result, we recorded a gain on dissolution of subsidiaries of $223,953 in the consolidated statements of operations for this transaction.

Interest Expense on Note Payable

Our interest expense increased by 70.97% from $389,480 in 2017 to $665,875 in 2018 as a result of the full amortization of debt discount and interest expense of promissory notes yielding interest at 12% per annum. We will continue to seek funding in the form of promissory notes, which will result in ongoing interest expense until more permanent equity financings or other forms of funding are sourced.

Net loss attributable to UMeWorld Limited stockholders

As a result of the cumulative effect of the foregoing factors, we incurred a net loss attributable to UMeWorld Limited stockholders of $845,441 for the year ended September 30, 2018 as compared to net loss of $1,323,850 for the year ended September 30, 2017, a decrease of $478,409 or about 36.14%. The decrease was primarily due to the termination of our UMTang day-care and private tutoring trial and decrease of selling, general & administrative expense by $514,100, as discussed above.

The Year Ended September 30, 2017 Compared to the Year Ended September 30, 2016

Revenues

Our revenues increased from $0 in 2016 to $7,927 in 2017. This increase was primarily due to student enrollment in the UMTang private tutoring trials, which was terminated on August 18, 2017.

Cost of Revenues

Our cost of revenue increased from $0 in 2016 to $24,587 in 2017. Our cost of revenue is primarily comprised of the costs of our labor and technical service.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses primarily consist of advertising and promotion expenses, compensation expenses relating to our management and administrative personnel, professional fees, travel costs, office expenses relating to administrative functions and other corporate expenses. Our selling, general and administrative expenses decreased by 6.42% from $964,065 in 2016 to $902,166 in 2017. The decrease was primarily due to the decrease in advertising and promotion expenses to build our UMFun brand.

Interest Expense on Note Payable

Our interest expense increased by 78.05% from $218,743 in 2016 to $389,480 in 2017 as a result of the amortization of debt discount and issuance of promissory notes yielding interest at 12% per annum.  We will continue to seek funding in the form of promissory notes, which will result in ongoing interest expense until more permanent equity financing or other forms of funding are sourced

Net loss attributable to UMeWorld Limited stockholders

As a result of the cumulative effect of the foregoing factors, we incurred net loss attributable to UMeWorld Limited stockholders of $1,323,850 for the year ended September 30, 2017 as compared to $1,198,353 for the year ended September 30, 2016, an increase of $125,497 or about 10.47%. The increase was caused by the increase in interest expense on a note payable.

Liquidity and Capital Resources

Our principal sources of liquidity have been proceeds from the issuance of our ordinary shares and promissory notes to our CEO, directors and shareholders. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity, sell debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

Going Concern

In assessing the Company’s liquidity and its ability to continue as a going concern, the Company monitors and analyzes its cash and cash equivalents and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. If the Company is unable to obtain the additional funding in the immediate future, it will have to cease all operations on a permanent basis.

Working Capital

As of September 30, 2018 and 2017, we had cash balances of $6,426 and $8,466 respectively. These funds are primarily located in various financial institutions located in China.

As of September 30, 2018, we had working capital deficiency of approximately $249,461 as compared to a working capital deficiency of $1,682,293 as of September 30, 2017. Since inception, we have financed operations primarily from the issuance of ordinary shares and promissory notes. We expect to continue ordinary share issuances and issuance of promissory notes to fund our ongoing activities.

We currently do not have sufficient resources to carry out our entire business strategy. Therefore, we will need to raise additional capital to fund our operations sometime in the future. We cannot be certain that any financing will be available when needed. Any additional equity financings will be dilutive to our existing shareholders, and debt financing, if available, may involve restrictive covenants on our business and also the issuance of warrants or conversion features which may further dilute our existing shareholders.

We expect to continue to spend capital on:

1.	development, sales and marketing activities related to UMFun, our digital education platform;
2.	expansion into the education advisory business; and
3.	expansion into the English language training for kids.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own, all of our education business in China is conducted through the VIE Contractual Arrangements. See “Item 4. Information on the Company—Organizational Structure—VIE Contractual Arrangements.” For each of the three years ended September 30, 2018, 2017, 2016, revenues from our Consolidated Affiliated Entities constituted substantially all of our total consolidated net revenues.

Conducting most of our operations through the VIE Contractual Arrangements entails a risk that we may lose effective control over our Consolidated Affiliated Entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry” for more information, including the risk factors titled “If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” and “We rely on the VIE Contractual Arrangements for our PRC operations, which may not be as effective in providing operational control as direct ownership.”

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends primarily upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by each of our PRC subsidiaries to us depends solely on the service and license fees paid to each of our PRC subsidiaries by the relevant Consolidated Affiliated Entity with which it has contractual arrangements.

Under PRC law, all of our PRC subsidiaries and Consolidated Affiliated Entities in China are required to set aside at least 10% of their respective after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Pursuant to the VIE Contractual Arrangements, the earnings and cash of our VIE are used to pay service fees in RMB to UMeLook Guangzhou as applicable, in the manner and amount set forth in the VIE Contractual Arrangements. After paying the applicable withholding taxes, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profit of UMeLook Guangzhou would be available for distribution to UMeLook Limited (HK).

The Company has been in a net loss position since inception.

Contractual Obligations and Commitments

Excluding accounts payable and accrued liabilities, we are committed to the following contractual obligations and commitments.

	2016	2017	2018
Operating Lease Obligations	$62,057	$62,556	$0
Notes Payable (1)	2,112,100	2,618,645	0
Total	$2,174,157	$2,681,201	$0

___________

(1) These notes are unsecured and include accrued interest accruing at rates ranging from 8% -12% per annum.

Certain Factors That May Affect Future Results

Certain of the information contained in this document constitutes “forward-looking statements”, including but not limited to those with respect to the future revenues, our development strategy, involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks and uncertainties associated with an educational technology company including a history of net losses, unproven technology, current and potential competitors with significant technical and marketing resources, need for future capital and dependence on collaborative partners and on key personnel. Additionally, we are subject to the risks and uncertainties associated with all educational technology companies, including compliance with government regulations and the possibility of patent infringement litigation, as well as those factors disclosed in our documents filed from time to time with the United States Securities and Exchange Commission.

Critical Accounting Policies and Estimates

Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and has adopted paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by paragraph 820-10-35-37 of the FASB Accounting Standards Codification are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, approximate their fair values because of the short maturity of these instruments.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the accompanying consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates required to be made by management include but not limited to, useful lives of property and equipment, stock based compensation, and deferred tax assets. Actual results could differ from those estimates.

Revenue recognition

We previously recognized revenue when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the service has been rendered, (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured.

On October 1, 2017, we adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (FASB ASC Topic 606) (“ASC 606”) using the modified retrospective method under which cumulative effects are recognized at the date of the initial application of ASC 606. With the adoption of ASC 606, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. We believe that its current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASC 606. Based on our assessment, potential adjustments to input measures are not expected to be pervasive to the majority of its contracts. As such, we have concluded that the adoption of this new guidance will not result in a material cumulative catch-up adjustment to the opening balance sheet or retained earnings at the effective date or any other material impact on its consolidated financial statements.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). The main objective is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for (1) public business entities, (2) not-for-profit entities that have issued, or are conduit bond obligors for, securities that are traded, listed, or quoted on an exchange or an over-the-counter market, and (3) employee benefit plans that file financial statements with the SEC. In July 2018, the FASB issued an update that provided an additional transition option that allows companies to continue applying the guidance under the lease standard in effect at that time in the comparative periods presented in the consolidated financial statements. Companies that elect this option would record a cumulative-effect adjustment to the opening balance of retained earnings on the date of adoption. Early adoption is permitted for all entities. The Company is currently assessing the impact of adopting this standard. Based on a preliminary assessment, the Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 (“ASU 2016-13”), Measurement of Credit Losses on Financial Instruments (Topic 326): Measurement of Credit Losses on Financial Instruments”. ASU 2016-13 requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 16-13 was further amended in November 2019 in “Codification Improvements to Topic 326, Financial Instruments-Credit losses”. This guidance is effective for fiscal years beginning after December 15, 2019, including those interim periods within those fiscal years. For emerging growth companies, the effective date has been extended to fiscal years beginning after December 31, 2022. The Company is currently assessing the impact of adopting this standard. Based on a preliminary assessment, the Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” to improve the effectiveness of disclosures in the notes to financial statements related to recurring or nonrecurring fair value measurements by removing amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, policies for timing of transfers between different levels for fair value measurements, and the valuation processes for Level 3 fair value measurements. The new standard requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company does not expect that the adoption of this ASU will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which removes certain exceptions to the general principles in Topic 740, and also improves consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Company expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position	Term
Michael M. Lee	57	Founder, Chairman, Chief Executive Officer	Since 8/8/1997
Winfield, Yongbiao Ding	56	Chief Financial Officer (Part time)	Since 6/5/2017
Dr. David Milroy	68	Independent Director	Since 4/15/2003
Dr. Ford Moore	68	Independent Director	Since 4/15/2003

Michael M. Lee: Mr. Lee is our founder. Mr. Lee has over 20 years of business experience in the areas of high tech development, marketing and corporate finance. Mr. Lee holds a B.Sc. in Applied Mathematics from the University of Western Ontario. Mr. Lee founded the Company in August 1997.

Winfield, Yongbiao Ding, CA, MBA: Mr. Ding is a seasoned senior finance executive with over fifteen years of finance and operations experience and has held CFO, board director and audit committee chair positions at several public and privately held companies in the education, technology, energy and mining industries. Mr. Ding began his career as an Audit Manager with McGovern Hurley Cunningham LLP. At McGovern, he worked in their audit and assurances practice across a wide range of industries, focusing on companies in the entertainment and media space. He holds a Master of Business Administration from the University of Hong Kong and is a Member of the Chartered Accountants of Ontario.

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

Our directors are not subject to a term of office and hold office until their successors have been elected or qualified or until their death, resignation, retirement, removal, or disqualification. Vacancies on the board will be filled by a majority vote of the remaining directors. Officers of the Company serve at the discretion of the board of directors.

B.	Compensation of Directors and Executive Officers

Our independent directors did not receive any compensation for the year ended September 30, 2018, 2017 and 2016. Directors are reimbursed for direct out-of-pocket expenses for attendance at meetings of the Board of Directors and for expenses incurred for and on behalf of the Company.

Summary of Executive Compensation

The table below summarizes the compensation received by our Chief Executive Officer for the fiscal years ended September 30, 2018, 2017 and 2016 and any other executive officer of the Company who received compensation in excess of $40,000 for services rendered during any of those years ("named executive officers").

					Non-equity incentive plan compensation (S)
Name and Principal Position	Year	Salary ($)	Share based awards ($)	Option based awards ($)	Annual incentive plans	Long term incentive plans	Pension value ($)	All other compensation ($)	Total ($)
Michael Lee (1)(2)	2018	66,000	Nil	Nil	Nil	Nil	Nil	Nil	66,000
Chairman and CEO	2017	120,000	Nil	Nil	Nil	Nil	Nil	Nil	120,000
	2016	120,000	Nil	Nil	Nil	Nil	Nil	Nil	120,000

Notes:

(1)	Mr. Michael Lee is not compensated with respect to his appointment as director.
(2)	Mr. Michael Lee agreed to accrue compensation payable to him for the 2018, 2017 and 2016 fiscal years and payable at such times as determined by the Company.

Summary of Stock Plans

2013 Share Incentive Plan

Our Board of Directors adopted the 2013 Share Incentive Plan, or the 2013 Plan, which became effective in July 2013. A total of 17,000,000 ordinary shares of our company are reserved for issuance under the 2013 Plan. A general description of the terms of the 2013 Plan is set forth below:

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

Granted Options.  As of September 30, 2018, we had granted options to purchase an aggregate of 11,300,000 ordinary shares to our directors, officers and employees, all granted options are outstanding. Among these options:

•	Options to purchase 1,300,000 ordinary shares have an exercise price of $0.20 per share and are subject to a two-year vesting schedule, with 50% vesting on July 22, 2015 and 2016, respectively;

•	Options to purchase 10,000,000 ordinary shares have an exercise price of $0.15 per share and are subject to a four-year vesting schedule, with 25% vesting on July 22, 2015, 2016, 2017 and 2018, respectively.

The following table summarizes, as of the date of this annual report, the outstanding options granted to our directors and executive officer(s) under the 2013 Plan.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Michael Lee	4,000,000	0.15	May 29, 2014	May 29, 2024
Dr. David Milroy	1,000,000	0.15	May 29, 2014	May 29, 2024
Dr. Ford Moore	1,000,000	0.15	May 29, 2014	May 29, 2024
Winfield Ding	300,000	0.2	May 29, 2014	May 29, 2024
Total	6,300,000

As of the date of this annual report, other current and former employees as a group held options to purchase 5,000,000 ordinary shares of our company, with exercise prices ranging from US$0.15 to US$0.20 per ordinary share.

C.	Board Practices

Board of Directors

Our Board of Directors consists of three directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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

Committees

Nominating and Corporate Governance Committee

The Board of Directors does not have a nominations committee or a formal procedure with respect to the nomination of directors. In addition, we do not have any defined policy or procedure requirements of shareholders to submit recommendations or nominations for directors, and we have not established any specific or minimum criteria for nominating directors or specific process for evaluating any such nominees. Our directors expect to identify future potential director candidates from recommendations made by our directors, management and shareholders, as appropriate.

Compensation Committee

The Board of Directors has not yet established a compensation committee.

Audit Committee

We are not yet required to have an Audit Committee as a result of the fact that our ordinary shares are not considered a “listed security” as defined in Rule 10A-3 of the Exchange Act. Based on our size, however, effective controls over financial reporting and internal financial controls can still be effectively maintained without an audit committee.

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

D.	Employees

As of the date of this annual report, we had 2 full-time employees and outsourced services as and when required.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our executive officers and directors individually; and (iii) all of our executive officers and directors as a group. As of the date of this annual report, we had 107,805,276 ordinary shares issued and outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Except as indicated in the footnotes below, we believe that the persons named in the table below have sole voting and investment power with respect to the ordinary shares indicated in the table as being beneficially owned by them.

	Shares Beneficially Owned
Name	Number	Percentage
Directors & Executive Officers
Michael Lee (1)	10,746,538	9.97%
Winfield Ding (2)	1,507,726	1.40%
Ford Moore (3)	3,446,214	3.20%
David Milroy (4)	2,080,130	1.93%
All Directors and Executive Officers as a group (5)	17,780,608	16.49%

5% or More Beneficial Owner
Vago International Limited (6)	56,066,020	52.01%
Yan Zeng (7)	5,500,000	5.10%
Ruby Hui (8)	7,957,218	7.38%
First Scion Investments Limited (9)	10,656,642	9.89%

(1)	Includes 6,746,538 ordinary shares and vested options to purchase 4,000,000 ordinary shares.
(2)	Includes 1,207,726 ordinary shares and vested options to purchase 300,000 ordinary shares.
(3)	Includes 2,446,214 ordinary shares and vested options to purchase 1,000,000 ordinary shares.
(4)	Includes 1,080,130 ordinary shares and vested options to purchase 1,000,000 ordinary shares.
(5)	The business address for these individuals is Unit B, 12/F, Hang Seng Causeway Bay Building, 28 Yee Wo Street, Causeway Bay, Hong Kong SAR.
(6)	The business address of Vago International Limited is Flat 6, Block 8, Oak Mansion, 7 Tak Fund Street, Kowloon, Hong Kong SAR. Vago International Limited is wholly owned by Yee W. Chu.
(7)	The business address for Yan Zeng is Suite 601, Haizhu Science and Technology Building, 2429 Xingang East Road, Haizhu District, Guangzhou, China
(8)	Includes 4,957,218 ordinary shares and vested options to purchase 3,000,000 ordinary shares. The business address for Ruby Hui is 2601B, Parkway Court, 4 Park Road, Mid-levels, Hong Kong SAR.
(9)

The registered office address of First Scion Investments Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. First Scion Investment Limited is wholly owned by Francis Mak.

None of our shareholders have voting rights different from the voting rights of other shareholders.

To our knowledge, other than Vago International Limited, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

During the year ended September 30, 2018, Michael Lee provided management services to the Company with the amount of $66,000, paid $18,744 expenses on behalf of the Company, advanced $291 to the Company, and received $50,701 repayment in cash and $860,929 in shares from the Company. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2018 is $60,000.

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

During the years ended September 30, 2018, 2017, and 2016, the Company issued promissory notes in the amount of $0, $101,126, and $115,421 respectively to Michael Lee. As of September 30, 2018 and 2017, the notes payable balances for Michael Lee were $0 and $246,690, respectively, including accrued interests of $0 and $62,138, and unamortized debt discount in the amount of $0 and $74,778, respectively. Among all the loans borrowed from Mr. Lee, as of September 30, 2018, $214,414 of loans were attached with 1,072,385 shares of warrants, subject to debt discount amortization, was fully amortized on September 30, 2018.

During the years ended September 30, 2018, 2017, and 2016, the Company issued promissory notes in the amount of $20,000, $0, and $30,000 respectively to Ford Moore. As of September 30, 2018 and 2017, the notes payable balances for Ford Moore were $0 and $112,606, respectively, including accrued interests of $0 and $27,180, and unamortized debt discount in the amount of $0 and $14,574, respectively. Among all the loans borrowed from Ford Moore, as of September 30, 2018, $120,000 of loans were attached with 600,000 shares of warrants, subject to debt discount amortization, was fully amortized on September 30, 2018.

During the years ended September 30, 2018, 2017, and 2016, the Company issued promissory notes in the amount of $30,000, $0, and $10,000 respectively to David Milroy. As of September 30, 2018 and 2017, the notes payable balances for David Milroy were $0 and $75,425, respectively, including accrued interests of $0 and $19,543, and unamortized debt discount in the amount of $0 and $14,119, respectively. Among all the loans borrowed from David Milroy, as of September 30, 2018, $85,000 of loans were attached with 500,000 shares of warrants, subject to debt discount amortization, was fully amortized on September 30, 2018.

On September 30, 2018, the Company issued 2,869,764 shares to Michael Lee, the CEO of the Company in exchange for the cancellation of $860,929 in debt owed by the Company.

On September 30, 2018, the Company issued 534,578 shares to Ford Moore, a director of the Company in exchange for the cancellation of $160,373 in debt owed by the Company.

On September 30, 2018, the Company issued 380,130 shares to David Milroy, a director of the Company in exchange for the cancellation of $114,039 in debt owed by the Company.

On September 30, 2018, the Company issued 113,723 shares to Ruby Hui, over 5% shareholder of the Company in exchange for the cancellation of $34,117 in debt owed by the Company.

On September 30, 2018, the Company issued 66,020 shares to Vago International Limited, over 10% shareholder of the Company in exchange for the cancellation of $19,806 in debt owed by the Company.

On September 30, 2018, the Company issued 7,390,709 shares to First Scion Investments Limited, over 5% shareholder of the Company in exchange for the cancellation of $2,217,213 in debt owed by the Company.

On September 30, 2018, the Company issued 715,113 shares to Dong Liang, an affiliate of the Company in exchange for the cancellation of $214,514 in debt owed by the Company.

On January 30, 2018, the Company issued 600,000 shares at a price of $0.12 per share to Winfield, Yongbiao Ding, the CFO of the Company for net proceeds of $72,000.

On July 6, 2017, the Company issued 168,000 shares at a price of $0.3 per share to Winfield, Yongbiao Ding, the CFO of the Company for net proceeds of $50,400.

Except as disclosed above, there have been no other material transactions, series of similar transactions or currently proposed transactions, to which the Company was or is to be a party, and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company’s ordinary shares, or any member of the immediate family of any of the foregoing persons, had a material interest.

C.	Interests of experts and counsel.

No disclosure is required in response to this Item.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See Item 18 “Financial Statements.”

Dividend Policy

Since the incorporation of our company, we have not declared or paid any dividends on our common shares. We have no present plan to declare or pay any dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

Our Board of Directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, our general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Legal Proceedings

We are in receipt of a letter from the Officer of Enforcement Liaison, Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) dated January 21, 2021 (the “SEC Letter”). The SEC Letter informed us that we were not in compliance with the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and if we were not to file all required reports within fifteen days of the SEC Letter, we may be subject, without further notice, to an administrative proceeding brought by the SEC pursuant to Section 12(j) of the Exchange Act to revoke our Exchange Act registration. We may also be subject to a trading suspension pursuant to Section 12(k) of the Exchange Act. We plan to file all outstanding reports as reasonably practicable as possible.

Other than the above, we are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings, which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTINGS

A.	Offering and Listing Details

See “C. Markets”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are traded over-the-counter and its quotations are carried by the OTC Market Group.

The following table sets forth the range of high and low bid quotations for our ordinary shares for the periods indicated from sources we deem reliable.

		High $	Low $
Fourth Quarter	(Ended September 30, 2018)	0.15	0.085
Third Quarter	(Ended June 30, 2018)	0.175	0.12
Second Quarter	(Ended March 31, 2018)	0.145	0.11
First Quarter	(Ended December 31, 2017)	0.20	0.12
Fourth Quarter	(Ended September 30, 2017)	0.28	0.18
Third Quarter	(Ended June 30, 2017)	0.42	0.25
Second Quarter	(Ended March 31, 2017)	0.42	0.20
First Quarter	(Ended December 31, 2016)	0.40	0.21

The foregoing quotations reflect inter-dealer prices without retail mark-up, markdown or commissions and may not necessarily represent actual transactions. Records of our stock transfer agent indicate that as of September 30, 2018 there were approximately 63 record holders of our ordinary shares. This does not include an indeterminate number of shareholders may hold their shares in "street name" or in nominee form.

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information of the Company”, “Item 7. Major Shareholders and Related Party Transaction – B. Related Party Transactions” or elsewhere in this annual report.

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

Under the New EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises substantial and overall control and management over the business, personnel, accounts and properties of an enterprise. Circular 82 sets out certain specific criteria for determining the location of the “de facto management bodies” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Controlled Enterprise. Under Circular 82, a Chinese Controlled Enterprise shall be considered a resident enterprise if all of the following applies:

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of September 30, 2018 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of September 30, 2018 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of September 30, 2018 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we noted the following deficiencies that we believe to be material weaknesses:

a.

Failure to provide oversight for the system of internal control and failure to effectively consider the potential for fraud and non-compliance with laws and regulations in assessing risks to the achievement of objectives;

b.	Lack of sufficient requisite skills for the financial reporting under U.S. GAAP;

c.	Failure to align incentives and rewards with the fulfillment of internal control responsibilities in the achievement of objectives;

d.	Lack of sufficient controls designed and implemented for the credit approval, initiation, recording, allocation and cash collection with respect to revenue transactions;

e.	Lack of sufficient controls designed and implemented for authorization, validation and payment with respect to cost or expense transactions;

f.	Failure to evaluate and implement a mix of control activities, considering both manual and automated controls for other routine transactions;

g.	Lack of sufficient segregation of duties and appropriate skill or competence of control owners at certain control activity level; and

h.	Failure to develop control activities to restrict technology access right to authorized users commensurate their job responsibilities;

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was not effective as of September 30, 2018.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Changes in Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the year ended September 30, 2018, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of September 30, 2018. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

 The material weakness is related to the lack of U.S. GAAP expertise to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. To remedy our control deficiencies, we will implement measures to improve our internal control over financial reporting upon the availability of funds.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees: For the year ended September 30, 2018, we incurred $30,000 in external audit fees, and quarterly reviews in connection with statutory and regulatory filings to our principal accountants as compared to approximately $58,000 for the year ended September 30, 2017.

Audit-Related Fees: For the years ended September 30, 2018 and 2017, we incurred no fees for assurance and related services by the principal accountant.

Tax Fees: For the years ended September 30, 2018 and 2017, we incurred NIL tax fees with our principal accountants.

All Other Fees: For the years ended September 30, 2018 and 2017, we incurred NIL in other fees with our principal accountants.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATD PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

On June 23, 2020, we dismissed our independent registered public accounting firm, MaloneBailey, LLP (“MaloneBailey”). The decision to change the independent registered public accounting firm was recommended and approved by our Board of Directors..

MaloneBailey’s audit report on the Company’s consolidated financial statements for the fiscal years ended September 30, 2017 and 2016 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except with respect to an explanatory paragraph indicating that there was substantial doubt about the Company’s ability to continue as a going concern.

During our fiscal years ended September 30, 2017 and 2016, and through June 23, 2020, the date of dismissal, (a) there were no disagreements with MaloneBailey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of MaloneBailey, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

The Company has provided MaloneBailey with a copy of the foregoing disclosures and had requested that MaloneBailey review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. A copy of such letter was filed as Exhibit 99.1 to our Current Report on Form 6-K filed with the SEC on June 24, 2020.

On June 24, 2020, we ratified the appointment of ZH CPA LLC (“ZH”) as our new independent registered public accounting firm for the Company’s fiscal years ended September 30, 2019 and 2018.

During our fiscal years ended September 30, 2017 and 2016 and through the subsequent interim period on or prior to June 20, 2020, neither the Company nor anyone on its behalf has consulted with ZH on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20F.

On April 1, 2021, UMeWorld Limited (the “Company”) dismissed its independent registered public accounting firm, ZH CPA LLC (“ZH”).

The Company has not completed its consolidated financial statements or filed its Annual Report on Form 20-F for the fiscal years ended September 30, 2018, 2019 and 2020. As a result of ZH's dismissal as the Company's independent registered public accounting firm, ZH has not completed its audit nor has it issued its report with respect to the Company's consolidated financial statements for the fiscal years ended September 30, 2018, 2019 and 2020.

The Company has requested that ZH furnish it with a letter addressed to the Securities and Exchange Commission stating whether ZH agrees with the above statements made by the Company in the Form 6-K. The Company will amend the Form 6-K and attach a copy of such letter as an exhibit promptly after ZH furnishes the letter to the Company.

Effective April 2, 2021, we engaged J&S Associate (“JS”) as our new independent registered public accounting firm. During the two most recent fiscal years and through the date of our engagement, we did not consult with JS regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on its financial statements, or (2) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

ITEM 16G. CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Financial Statements are set forth under Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of UMeWorld Limited, its subsidiaries and its variable interest entity are included at the end of this annual report.

ITEM 19. EXHIBITS

The following exhibits are incorporated by reference.

Exhibit No.	Description of Document
3(i)(a)	Memorandum of Association and Articles of Association of AlphaRx, Inc., a BVI Corporation (incorporated by reference to the Form 8-K filed on April 15, 2013).
3(i)(b)	Certificate of Name Change to UMeWorld Limited (incorporated by reference to the Form 8-K filed on April 15, 2013).
3(i)(c)	Amended Memorandum and Articles of Association of UMeWorld Limited (incorporated by reference to the Form 6-K filed on May 24, 2013).
3(i)(d)	Certificate of Name Change to UMeWorld Limited (incorporated by reference to the Form 6-K filed on May 25, 2013).
10.1	2013 Share Incentive Plan adopted July 1, 2013 (incorporated by reference to the Form 6-K filed on August 19, 2013)
10.2	2013 Incentive Bonus Plan adopted July 1, 2013 (incorporated by reference to the Form 6-K filed on August 19, 2013)
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS **	XBRL Instance Document
101.SCH **	XBRL Taxonomy Extension Schema Document
101.CAL **	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF **	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB **	XBRL Taxonomy Extension Label Linkbase Document
101.PRE **	XBRL Taxonomy Extension Presentation Linkbase Document

** XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf

UMEWORLD LIMITED

DATED: June 4, 2021	By:	/s/ Michael M. Lee
Michael M. Lee, President and
Chief Executive Officer

UMEWORLD LIMITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017AND 2016

J&S ASSOCIATE (AF002380) (Registered with PCAOB and MIA) UNIT B222,SOLARIS DUTAMAS 1, JALAN DUTAMAS 1, 50480, Kuala Lumpur, Malaysia. Tel : 03-62053622 Fax : 03-62053623 Email : jspartner348@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

UMeWorld Limited and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of UMeWorld Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit and cash flows for each of the years in the three-year period ended September 30, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company suffered an accumulated deficit of $30,618,937 as at September 30, 2018 and net loss of $845,441 for the year ended September 30, 2018. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ J&S Associate

Certified Public Accountants

June 4, 2021

Malaysia

We have served as the Company’s auditor since 2021.

UMEWORLD LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2018 AND 2017
(All amounts in US Dollars, except share and share related data or otherwise noted)

	2018	2017
ASSETS
CURRENT ASSETS
Cash	$6,426	$8,466
Deposit	14,585	264
Prepayment	1,324	18,343
TOTAL CURRENT ASSETS	22,335	27,073
NON-CURRENT ASSETS
Property and equipment, net	114	4,877
TOTAL NON-CURRENT ASSETS	114	4,877
TOTAL ASSETS	$22,449	$31,950

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
Accounts payable	22,100	256,242
Due to related parties	61,776	1,154,424
Accrued liabilities and other payables	187,920	298,700
TOTAL CURRENT LIABILITIES	271,796	1,709,366
NON-CURRENT LIABILITIES
Notes payable	-	1,921,991
Notes payable – related parties	-	434,722
TOTAL NON-CURRENT LIABILITIES	-	2,356,713
TOTAL LIABILITIES	$271,796	$4,066,079

Commitments and Contingencies

STOCKHOLDERS’ DEFICIT
Ordinary shares: $ 0.0001 par value;
Authorized: 250,000,000 shares; 104,524,189 and 89,504,000 shares issued and outstanding as of September 30, 2018 and 2017	10,453	8,951
Additional paid-in capital	30,264,550	25,404,058
Accumulated deficit	(30,618,937)	(29,773,496)
Accumulated other comprehensive income	94,587	93,905
Total UMeWorld Limited stockholders' deficit	(249,347)	(4,266,582)
Noncontrolling interest	-	232,453
TOTAL STOCKHOLDERS’ DEFICIT	(249,347)	(4,034,129)
TOTAL LIABILITES AND STOCKHOLDERS’ DEFICIT	$22,449	$31,950

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016
(All amounts in US Dollars, except share and share related data or otherwise noted)

	2018	2017	2016

Revenues	$758	$7,927	$-
TOTAL REVENUES	758	7,927	-

Cost of revenues	(67,778)	(24,587)	-

GROSS LOSS	(67,020)	(16,660)	-

OPERATING EXPENSES
Selling, general and administrative expenses	388,066	902,166	964,065
TOTAL OPERATING EXPENSES	388,066	902,166	964,065

LOSS FROM OPERATIONS	(455,086)	(918,826)	(964,065)

OTHER INCOME (EXPENSES)
Other income	60,035	-	-
Gain on dissolution of subsidiaries	223,953	-	-
Interest income	32	29	67
Other expense	(8,500)	0	0
Interest expense	(665,875)	(389,480)	(218,743)
TOTAL OTHER EXPENSES	(390,355)	(389,451)	(218,676)

LOSS BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	(845,441)	(1,308,277)	(1,182,741)

INCOME TAX EXPENSE	-	-	-

NET LOSS	(845,441)	(1,308,277)	(1,182,741)
Net income attributable to noncontrolling interests	-	15,573	15,612
Net loss attributable to UMeWorld Limited stockholders	$(845,441)	$(1,323,850)	$(1,198,353)

Comprehensive loss
Net loss	$(845,441)	$(1,308,277)	$(1,182,741)
Foreign currency translation income (loss)	682	(61,572)	(4,011)
Total comprehensive loss	(844,759)	(1,369,849)	(1,186,752)
Less: comprehensive income attributable to noncontrolling Interests	-	2,011	150
Comprehensive loss attributable to UMeWorld Limited stockholders	$(844,759)	$(1,367,838)	$(1,186,602)

Net loss per share attributable to UMeWorld Limited stockholders
Basic and diluted	$(0.01)	$(0.02)	$(0.01)
Weighted average number of common shares outstanding
Basic and diluted	90,196,259	89,375,475	89,185,180

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016
(All amounts in US Dollars, except share and share related data or otherwise noted)

	Ordinary shares
	Number of Shares	Amount	Additional Paid in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total UMeWorld Limited Stockholders’ Deficit	Non-Controlling Interest	Total Stockholders’ Deficit

Balance as of September 30, 2015	89,036,000	$8,904	$24,891,949	$157,327	$(27,251,293)	(2,193,113)	$203,429	$(1,989,684)
Warrants issued with debt	-	-	233,125	-	-	233,125	-	233,125
Stock issued for services	300,000	30	89,970	-	-	90,000	-	90,000
Foreign currency translation	-	-	-	(3,861)	-	(3,861)	(150)	(4,011)
Net loss for the year	-	-	-	-	(1,198,353)	(1,198,353)	15,612	(1,182,741)
Balance as of September 30, 2016	89,336,000	$8,934	$25,215,044	$153,466	$(28,449,646)	(3,072,202)	$218,891	$(2,853,311)
Warrants issued with debt	-	-	138,631	-	-	138,631	-	138,631
Stock issued for cash	168,000	17	50,383	-	-	50,400	-	50,400
Foreign currency translation	-	-	-	(59,561)	-	(59,561)	(2,011)	(61,572)
Net loss for the year	-	-	-	-	(1,323,850)	(1,323,850)	15,573	(1,308,277)
Balance as of September 30, 2017	89,504,000	$8,951	$25,404,058	$93,905	$(29,773,496)	(4,266,582)	$232,453	$(4,034,129)
Warrants issued	-	-	159,237	-	-	159,237	-	159.237
Forgiveness of liability	-	-	382,080	-	-	382,080	-	382,080
Stock issued for services	122,337	12	14,668	-	-	14,680	-	14,680
Stock issued for cash	1,200,000	120	149,890	-	-	150,010	-	150,010
Stock issued for debt conversion(8)	13,697,852	1,370	4,107,985	-	-	4,109,355	-	4,109,355
Dissolution of subsidiaries	-	-	46,632	-	-	46,632	(232,453)	(185,821)
Foreign currency translation	-	-	-	682	-	682	-	682
Net loss for the year	-	-	-	-	(845,441)	(845,441)	-	(845,441)
Balance as of September 30, 2018	104,524,189	$10,453	30,264,550	94,587	(30,618,937)	(249,347)	-	(249,347)

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2018, 2017 AND 2016
(All amounts in US Dollars)

	2018	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(845,441)	$(1,308,277)	$(1,182,741)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	4,846	7,025	6,822
Stock issued for service	14,680	-	90,000
Amortization of debt discount	421,169	186,280	72,138
Changes in assets and liabilities:
Deposit	(14,321)	8,750	605
Prepayment	17,019	9,129	3,370
Accounts payable	31,001	69,901	68,305
Accrued liabilities and other payables	132,932	399,902	176,618
Due to related parties	-	120,000	121,829
NET CASH USED IN OPERATING ACTIVITIES	$(238,115)	$(507,290)	$(643,054)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	150,010	50,400	-
Proceeds from note payables	288,976	149,707	235,730
Proceeds from note payables - Related Parties	35,000	101,126	155,428
Repayments to related parties	(40,825)	(227,867)	(40,855)
Proceeds from related parties	-	407,984	-
Dissolution of subsidiaries	(185,822)
NET CASH PROVIDED BY FINANCING ACTIVITIES	$247,339	$481,350	$350,303

Effect of exchange rate changes on cash and cash equivalents	(11,264)	(11,896)	(12,007)
NET DECREASE IN CASH	(2,040)	(37,836)	(304,758)
Cash and cash equivalents at beginning of year	8,466	46,302	351,060
Cash and cash equivalents at end of year	$6,426	$8,466	$46,302

NON-CASH INVESTING AND FINANCING TRANSACTIONS
Expenses paid by related parties	$18,626	$30,571	$25,816
Services provided by related parties	$66,000	-	-
Discount due to debt issued with warrants	$159,237	$138,631	$233,125
Issuance of stock for loans and salary	$4,109,355	-	-
Forgiveness of liability	$382,080	-	-

SUPPLEMENTARY DISCLOSURE:
Income tax paid	$-	$-	$-
Interest paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2018, 2017 AND 2016

NOTE 1. NATURE OF BUSINESS AND GOING CONCERN

UMeWorld Limited (the “Company”), the holding company for a group of companies, was originally incorporated as AlphaRx Inc. (“AlphaRx”) under the laws of the State of Delaware on August 8, 1997. The Company was re-domiciled to British Virgin Islands (BVI) and continued as a BVI registered company on January 7, 2013. On March 8, 2013, AlphaRx changed its name to UMeWorld Limited. AlphaRx Inc. was a pharmaceutical company specializing in the formulation of therapeutic products using proprietary drug delivery technologies. On November 4, 2011, the Company ceased all operations of its drug development business and adopted a new corporate development strategy that changed the business operation of the Company to digital media and digital education. The Company does not own any material assets and conducts limited operations.

The Company, its subsidiaries, its consolidated subsidiaries and variable interest entity (“VIE”) are collectively referred to as the (“Group”).

As of September 30, 2018, details of the Company’s subsidiaries and VIE are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Interest	Principal Activities	Nature of company
UMeLook Holdings Limited	February 14, 2012	British Virgin Islands	100%	Holding company	Subsidiary
UMeZone Holdings Limited	August 27, 2012	British Virgin Islands	100%	Dormant	Subsidiary
AlphaRx International Holdings	August 24, 2004	British Virgin Islands	0%	Dissolved on Oct 1 2017	Subsidiary
AlphaRx Canada Limited	September 25, 1997	Canada	100%	Dormant	Subsidiary
AlphaRx Life Science Limited	July 21, 2004	Hong Kong	0%	Dissolved on Oct 1 2017	Subsidiary
UMeLook Limited	February 23, 2012	Hong Kong	100%	Holding company of WFOE	Subsidiary
UMeZone Adaptive Learning Technology Limited	September 7, 2012	Hong Kong	100%	Dormant	Subsidiary
UMeLook (Guangzhou) Information Technology Co. Ltd. (WFOE)	October 29, 2012	China	100%	Holding company	Subsidiary
YouYiXue (Guangzhou) Information Technology Co. Ltd.	April 23, 2013	China	100%	Dormant	Subsidiary
Guangzhou XinYiXun Network Technology Co. Ltd.	July 9, 2012	China	Contractual arrangements	Online education	VIE

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

Upon executing the above agreements, XinYiXun is considered a VIE and WFOE is the primary beneficiary. Accordingly, XinYiXun is consolidated into WFOE under the guidance of FASB Accounting Standards Codification (“ASC”) 810, Consolidation.

Except as the disclosed above, there are no arrangements that could require the Company to provide financial support to XinYiXun, including events or circumstances that could expose the Company to a loss. As stated in the disclosure of various agreements between the Company and XinYiXun, the Company has rights to acquire any portion of the equity interests of XinYiXun. Also, the Company may allocate its available funds to XinYiXun for business purposes. There are no fixed terms of such arrangements.

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

As of September 30, 2018 and 2017, the carrying amount and classification of the assets and liabilities in the Company’s balance sheets that relate to the Company’s VIE is as follows:

	September 30, 2018	September 30, 2017
Assets
Cash	$366	$1,619
Prepayment and other assets	15,909	18,366
Property and equipment, net	114	4,877
Total assets of VIE	$16,389	$24,862
Liabilities
Accrued liabilities and other payable	$359,289	$84,418
Due to VIE holding companies	18,774	18,224
Due to related parties	2,231,345	2,758,988
Total liabilities of VIE	$2,609,408	$2,861,630

Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary in the event that the Company is unable to continue as a going concern. The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these consolidated financial statements. These adverse conditions are working capital deficiency, recurring operating losses, accumulated stockholders’ deficit, and continued reliance on external funding sources. In order to mitigate the going concern issues, the Company is constantly pursuing new business arrangements and striving to achieve profitability, and seeking capital funding on an ongoing basis via the issuance of promissory notes and private placements. There is no assurance that management's plan will be successful.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIE. All inter-company transactions and balances have been eliminated upon consolidation.

Consolidation of Variable Interest Entities

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

Foreign Currency Translation

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the statements of operations and comprehensive loss.

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “ Translation of Financial Statement”. The Company maintains the books and records of AlphaRx Canada Ltd. in Canadian dollars, and the books and records of Alpha Life Sciences Ltd. and AlphaRx International Holdings Ltd. in Hong Kong dollars, their respective functional currencies. The records of these companies are converted to US dollars, the reporting currency. The translation method used is the current rate method. Under the current rate method all assets and liabilities are translated at the current rate, stockholders’ equity accounts are translated at historical rates and revenues and expenses are translated at average rates for the year. Cumulative net translation adjustments are included as a separate component of stockholders’ deficit.

	September 30, 2018	September 30, 2017	September 30, 2016
Year-end CAD: USD exchange rate	0.7755	0.8022	0.7610
Annual average CAD: USD exchange rate	0.7795	0.7610	0.7545
Year-end RMB: USD exchange rate	0.1456	0.1503	0.1499
Annual average RMB: USD exchange rate	0.1530	0.1468	0.1531
Year-end HKD: USD exchange rate	0.1278	0.1280	0.1290
Annual average HKD: USD exchange rate	0.1277	0.1285	0.1289

Comprehensive income

ASC Topic 220, “Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying consolidated statements of changes in stockholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

Earnings or Loss Per Share

The Company calculates net loss per share in accordance with ASC Topic 260, “Earnings per Share.” Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus Common stock equivalents (if dilutive) related to stock options and warrants for each year.

The following table presents securities that could potentially dilute basic loss per share in the future. For all periods presented, the potentially dilutive securities were not included in the computation of diluted loss per share because these securities would have been antidilutive for the years ended September 30:

	2018	2017	2016
Stock options	11,300,000	14,750,000	14,750,000
Common stock warrants	0	4,551,945	3,410,280
Total	11,300,000	19,301,945	18,160,280

Cash

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

As of September 30, 2018 and 2017, the Company had cash in the amount of $6,426 and $8,466, respectively.

Income Taxes

The Company adopted the ASC 740 Income tax provisions of paragraph 740-10-25-13, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statement or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period of enactment. Deferred tax assets may be reduced, if deemed necessary based on a judgmental assessment of available evidence, by a valuation allowance for the amount of any tax benefits which are more likely, based on current circumstances, not expected to be realized.

Property and Equipment

The Company management review the carrying values of long-lived assets whenever events and circumstances, such as a significant decline in the asset’s market value, obsolescence or physical damage affecting the asset, significant adverse changes in the assets use, deterioration in the expected level of the assets performance, cash flows for maintaining the asset are higher than forecast, indicate that the net book value of an asset may not be recovered through expected future cash flows from its use and eventual disposition. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

There was no impairment charge recognized for long-lived assets as of September 30, 2018 and 2017.

Property and equipment are stated at cost less accumulated depreciations and impairment. Depreciation is provided on the straight-line basis over the estimated useful lives of property and equipment. The principal useful lives and residual value are as follows:

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

Impairment of long-lived assets

In accordance with the provisions of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, all long-lived assets such as plant and equipment, as well as intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There has been no impairment charge for the years presented.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”). This standard replaces existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. The Company has adopted the new standard as of October 1, 2017 using the full retrospective method which requires the Group to present its financial statements for all periods as if Topic 606 had been applied to all prior periods.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. The Company’s revenue is reported net of discount, value added tax and related surcharges.

The Company generates substantially all of its revenues through UMFun app. The Company’s revenue is reported net of discounts, value added tax and surcharges. During the year ended September 30, 2018, and 2017 the Company recognized revenue in the amount of $758 and $7,927 respectively.

Stock-Based Compensation

The Company applies ASC 718, Compensation-Stock Compensation, in connection with its share-based compensation. In accordance with ASC 718, all grants of share options and restricted share units are recognized in the consolidated financial statements based on their grant date fair values.

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

Commitments and Contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

Fair Value of Financial Instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and has adopted paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by paragraph 820-10-35-37 of the FASB Accounting Standards Codification are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, approximate their fair values because of the short maturity of these instruments.

Recent Issued Accounting Pronouncement

On October 1, 2017, the Company adopted Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of October 1, 2017. Results for reporting periods beginning on October 1, 2017 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods.

Revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which the Company expects to be entitled to in exchange for those goods or services. The Company follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies a performance obligation.

The Company generates substantially all of its revenues through UMFun app, in which revenue is recognized over time. The Company’s revenue is reported net of discounts, value added tax and surcharges. During the years ended September 30, 2018, and 2017 the Company recognized revenue in the amount of $758 and $7,927 respectively.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use (ROU) asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees may not apply a full retrospective transition approach. The Company adopted the new standard on October 1, 2017.  The new standard did not have a material effect on the Company’s consolidated Financial statements as the Company does not have any leases that meet the requirements for recognition.

NOTE 3. PROPERTY AND EQUIPMENT

	September 30, 2018	September 30, 2017

Furniture and Fixtures	$5,646	$5,826
Leasehold Improvement	-	13,215
Machinery and Equipment	12,499	12,897
	18,145	31,938
Less: Accumulated depreciation	(18,031)	(27,061)

Property and equipment, net	$114	$4,877

For the years ended September 30, 2018, 2017 and 2016 the Company recorded depreciation expense of $4,846, $7,025 and $6,822 respectively.

NOTE 4. ACCOUNTS PAYABLE, ACCRUED LIABILITIES AND OTHER PAYABLES

Accounts payable, accrued liabilities and other payables are comprised of the following:

	September 30, 2018	September 30, 2017
Accounts Payable	$22,100	$256,242
Accrued Liabilities and Other Payables	187,920	298,700
TOTAL	$210,020	$554,942

The accounts payable comprises amounts owing to individuals for professional and technical services provided to the Company.

Items included in the accrued liabilities and other payables are accrued payroll, advances from employees, and accrued expenses for services received. As of September 30, 2018, the balance mainly consisted of advances from individuals of $153,329 and accrued payroll of $19,591. As of September 30, 2017, the balance mainly consisted of advances from individuals of $65,941 and accrued payroll of $78,793.

NOTE 5. DUE TO RELATED PARTIES

The amounts represented temporary advances to the Company by the related parties of the Company, which were unsecured, interest-free and had no fixed terms of repayments.

NOTE 6. NOTES PAYABLE

Per ASC 470-50-40 Debt Modifications and Extinguishment: Derecognition, a difference between the reacquisition price of debt and the net carrying amount of the extinguished debt shall be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item. Gains or losses shall not be amortized to future periods. Moreover, extinguishment transactions between related entities may be in essence capital transactions. In an early extinguishment of debt through exchange for common or preferred stock, the reacquisition price of the extinguished debt shall be determined by the value of the common or preferred stock issued or the value of the debt - whichever is more clearly evident.

For the Company's situation, since the stock are traded on the OTC market with limited volume, the share price does not represent  the fair value, and as such, the reacquisition price is more reflective of the carrying value of debt. Hence, as the reacquisition price is equal to the carry amount of debt, no gain/loss was recognized.

During the years ended September 30, 2018, 2017, and 2016, the Company issued $344,568, $312,828 and $391,158 of promissory notes respectively. Among all the notes issued during the years ended September 30, 2018, 2017, and 2016, $344,568, $294,928, and $235,730 of promissory notes were issued with detachable warrants. According to ASC 470-20, the proceeds from the issuance of debt with detachable stock warrants were allocated between the debt and warrants based on their relative fair market values. Debt discount would be amortized to interest expense over the term of the notes. The Company recognized debt discount of $159,237, $138,631 and $233,125 respectively and amortized $421,169, $186,280, and $72,138 respectively for the years ended September 30, 2018, 2017, and 2016.

On September 30, 2018, the Company entered into various debt conversion agreements with 9 debt holders. Pursuant to the terms of the debt conversion agreements, the Company issued an aggregate of 13,697,852 shares of common stock in exchange for the cancellation of promissory notes in the amount of $4,109,355 issued to the debt holders. The debt holders agreed that the notes balance, interests owing, and the detachable warrants were all extinguished after the conversion.

The table below shows the total outstanding balance of note payable and total accrued interest as of September 30, 2018 and 2017.

	September 30, 2018	September 30, 2017
Notes Payable	$-	$1,209,445
Accrued Interest	-	712,546
Subtotal	-	1,921,991

Notes Payable – Related Parties	-	325,860
Accrued Interests – Related Parties	-	108,862
Subtotal	-	434,722

Total	$-	$2,356,713

NOTE 7. NON-CONTROLLING INTEREST

On June 22, 2006, AlphaRx International Holdings Ltd. (“AIH”), previously a wholly-owned subsidiary of the Company issued 1,500 shares of its common stock to New Super Limited (“NSL”), an independent Hong Kong based corporation, at a price of approximately HK$6,667 per share or HK$10,000,000 (US$1,288,826) in cash. As a result, AIH’s issued and outstanding shares were increased to 10,000 shares and the Company’s interest in AIH was reduced to 85%. With the consolidation of only 85% of AIH, a non-controlling interest was established, representing amounts owing to the minority shareholder. The capital infusion into AIH is accounted for as additional paid in capital on the consolidated financial statements of the Company. On May 18, 2010, AlphaRx International Holdings Ltd. (“AIH”) issued 625 shares of its common stock to New Super Limited (“NSL”) at a price of approximately HK$2,166 per share, or HK$1,353,750 (USD$173,292) in cash, representing a further 5% non-controlling interest and increasing the total of the non-controlling interest to 20% after the infusion.

On October 1, 2017, the Company dissolved its subsidiary, AlphaRx International Holdings Limited, with a gain of $223,953 recorded on dissolution of subsidiaries on the consolidated statements of operations for this transaction.

NOTE 8. COMMITMENTS AND CONTINGENCIES

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

The Company discontinued all leases on September 30, 2017. For the years ended September 30, 2018, 2017 and 2016, rent expense related to the office leases amounted $0, $76,488, and $52,058 respectively.

NOTE 9. ORDINARY SHARES

The Company is authorized to issue up to 250,000,000 ordinary shares with a stated par value of $0.0001 per share.

During the year ended September 30, 2018, the Company issued a total of 1,200,000 shares at a price of $0.12 to $ 0.13 per share to four investors of which 600,000 shares were issued to Winfield, Yongbiao Ding, the Chief Financial Officer (“CFO”) of the Company for net proceeds of $72,000.

On January 10, 2018, the Company issued 122,337 shares at a price of $0.12 per share to a consultant for consulting service fee of $14,680.

On September 30, 2018, the Company issued a total of 13,697,852 shares at a price of $0.30 per share for debt conversion of which:

(i)	2,869,764 shares were issued to Michael Lee, the Chief Executive Officer (“CEO”) of the Company in exchange for the cancellation of $860,929 in debt owed by the Company;

(ii)	534,578 shares were issued to Ford Moore, a director of the Company, in exchange for the cancellation of $160,373 in debt owed by the Company;

(iii)	380,130 shares were issued to David Milroy, a director of the Company, in exchange for the cancellation of $114,039 in debt owed by the Company;

(iv)	113,723 shares were issued to Ruby Hui, a shareholder of the Company, in exchange for the cancellation of $34,117 in debt owed by the Company;

(v)	66,992 shares were issued to an arm’s length investor in exchange for the cancellation of $20,098 in debt owed by the Company;

(vi)	1,560,823 shares were issued to an employee in exchange for the cancellation of $468,247 in debt owed by the Company;

(vii)	66,020 shares were issued to Vago International Limited, over 10% shareholder of the Company, in exchange for the cancellation of $19,806 in debt owed by the Company;

(viii)	715,113 shares were issued to an affiliate of the Company in exchange for the cancellation of $214,534 in debt owed by the Company;

(ix)	7,390,709 shares were issued to an investor of the Company in exchange for the cancellation of $2,217,212 in debt owed by the Company.

On July 6, 2017, the Company issued 168,000 shares at a price of $0.3 per share to Winfield, Yongbiao Ding, the CFO of the Company, for net proceeds of $50,400.

On April 1, 2016, the Company entered into a consulting agreement with LP Funding, LLC DBA LPF Communications, pursuant to which the Company issued 300,000 of restricted shares valued at $90,000 in exchange for investor relationship service provided by LP Funding, LLC DBA LPF Communications. All the amount was expensed in 2016.

As of September 30, 2018 and 2017, there were 104,524,189 and 89,504,000 shares issued and outstanding respectively.

NOTE 10. INCOME TAXES

BVI

UMeWorld Limited, UMeLook BVI, UMeZone Holdings Limited and AlphaRx International Holdings were incorporated in the BVI and, under the current laws of the BVI, are not subject to income taxes.

Canada

AlphaRx Canada Limited was incorporated in Canada and is subject to income tax rate of 38%.

Hong Kong

AlphaRx Life Science Limited, UMeLook HK, and UMeZone Adaptive Learning Technology Limited were incorporated and subject to the Hong Kong Profits Tax at the income tax rates ranging from 8.25% to 16.5% on the assessable income arising in Hong Kong during its tax year. No provision for Hong Kong Profits tax has been made as these companies had no taxable income during the years ended September 30, 2018, 2017, and 2016.

PRC

The Company’s subsidiaries, UMeLook (Guangzhou) Information Technology Co. Ltd. and YouYiXue (Guangzhou) Information Technology Co. Ltd., and VIE, XinYiXun, registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) of 25% on the taxable income in accordance with the relevant PRC income tax laws. No provision for PRC income tax has been made as these companies had no taxable income during the years ended September 30, 2018, 2017, and 2016.

The tax effect of material temporary differences representing deferred tax assets is estimated as follows:

	2018	2017	2016
Deferred tax assets:
Canada	$135,390	$351,500	$538,644
Hong Kong	23,638	39,714	46,636
PRC	362,828	668,168	526,643
Sub-total	521,856	1,059,382	1,111,923
Less: Valuation allowance	(521,856)	(1,059,382)	(1,111,923)
Net deferred tax assets	$-	$-	$-

The valuation allowance as of September 30, 2018 and 2017 totaled $521,856 and $1,059,032, respectively which consisted primarily of established reserves for deferred tax assets arising from non-capital operating loss carry forwards for our entities in United States and our foreign entities. The tax rates being used to determine deferred tax assets are estimated at 38% for Canada, 25% for mainland China, and 16.5% for Hong Kong. The consolidated effective tax (benefit) rate as a percentage of income (loss) before income taxes is as follows.

	Years Ended September 30,
	2018	2017	2016
PRC enterprise income tax rate	25.00%	25.00%	25.00%
Effect of income tax difference under different tax jurisdictions	-13.44%	-10.77%	-10.57%
Effect of valuation allowance on deferred income tax assets	-1.55%	6.74%	0.63%
Effect of expense not deductible for tax purpose	-10.01%	-20.97%	-15.06%
Effective tax rate	0.00%	0.00%	0.00%

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and considered that no provision for uncertainty in income taxes was necessary as of September 30, 2018 and 2017.

NOTE 11. SHARE OPTION PLANS

On July 1, 2013, the Company adopted a share option plan entitled “The 2013 Share Incentive Plan” (2013 Plan) under which the Company may grant options to purchase up to 17,000,000 ordinary shares. Under the terms of the 2013 Plan, the Board of Directors shall specify the exercise price and vesting period of each share option on the grant date.

On February 1, 2018, the Company granted 300,000 options to purchase its ordinary shares to Winfield, Yongbiao Ding, the CFO of the Company. The exercise prices of these options shall be $0.20 with an expiry date of May 29, 2024.

The following table summarizes the Company’s share option activity during the years ended September 30, 2018, 2017 and 2016:

	Number Outstanding	Exercise Price Per Share	Weighted-Average Exercise Price
Outstanding as of September 30, 2016	14,750,000	$0.15 – 0.20	$0.16
Granted	-	-	-
Exercised	-	-	-
Options forfeited/cancelled	-	-	-
Outstanding as of September 30, 2017	14,750,000	$0.15 – 0.20	$0.16
Granted	300,000	0.20	-
Exercised	-	-	-
Options forfeited/cancelled	(3,750,000)	0.20	-
Outstanding as of September 30, 2018	11,300,000	$0.15 – 0.20	$0.16

The following table summarizes the ordinary shares of the Company issuable upon exercise of options outstanding as of September 30, 2018, 2017 and 2016.

	Share Options Outstanding/ Exercisable
	Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)
September 30, 2018	$0.15-$0.20	11,300,000	5.22
September 30, 2017	$0.15-$0.20	14,750,000	8.99
September 30, 2016	$0.15-$0.20	14,750,000	7.99

As of September 30, 2018 and 2017, the intrinsic values of both outstanding options and exercisable options were $122,800 and $637,500, respectively. There were no options exercised during the years ended September 30, 2018, 2017, and 2016; and no stock based compensation is recognized from stock options during the years ended September 30, 2018, 2017, and 2016.

NOTE 12. WARRANTS

For detachable warrants issued with notes payable during the years ended September 30, 2018, 2017 and 2016, the Company determined the estimated value of the warrants using Black-Scholes pricing model with the following assumptions. The warrants were fully vested upon issuance, stock price at valuation of $0.20-$0.40, expected term of 2-3 years, exercise price of $0.25- $0.30, risk free interest rate of 0.52-1.56 percent, a dividend yield of 0 percent and volatility of 118-465 percent. According to ASC 470-20, the proceeds from the issuance of debt with detachable stock warrants were allocated between the debt and warrants based on their relative fair market values. The relative fair value of warrants as of September 30, 2018 and 2017 were $159,237 and $138,631, respectively.

During the year ended September 30, 2016, the Company issued promissory notes in aggregate of $387,125. 1,935,625 warrants were issued with the notes with exercise price of $0.28 to $0.30 per share and a term of 3 years. The relative fair value of the warrants of $233,125 was recognized as a debt discount which is being amortized over the term of the note.

During the year ended September 30, 2017, the Company issued promissory notes in aggregate of $248,333. 1,241,665 warrants were issued with notes with exercise price $0.30 per share and a term of 3 years. The relative fair value of the warrants of $138,631 was recognized as a debt discount which is being amortized over the term of the note.

During the year ended September 30, 2018, the Company issued promissory notes in aggregate of $344,568. 1,722,840 warrants were issued with notes with exercise price $0.30 per share and a term of 3 years. The relative fair value of the warrants of $159,237 was recognized as a debt discount which is being amortized over the term of the note.

Below is a table summarizing the warrants issued and outstanding as of September 30, 2018 and 2017:-

	Number Outstanding	Average Exercise Price
Outstanding as of September 30, 2016	3,410,280	$0.28
Granted	1,241,665	$0.30
Exercised	-	$-
Expired	(100,000)	$(0.25)
Outstanding as of September 30, 2017	4,551,945	$0.29
Granted	1,722,840	$0.25
Exercised	-	$-
Expired	(1,374,655)	$(0.26)
Cancelled	(4,900,130)	$(0.28)
Outstanding as of September 30, 2018	-	$-

As of September 30, 2018 and 2017, the intrinsic values of the outstanding warrants were $0 and $0 respectively. There were no warrants exercised during the years ended September 30, 2018, 2017 and 2016.

NOTE 13. RELATED PARTY TRANSACTIONS

The Company sourced some of its funding from Michael Lee, CEO and director, Ford Moore and Dave Milroy, directors, by issuing promissory notes.

During the years ended September 30, 2018, 2017, and 2016, the Company issued promissory notes in the amount of $0, $101,126, and $115,421 respectively to Michael Lee. As of September 30, 2018 and 2017, the notes payable balances for Michael Lee were $0 and $246,690 respectively, including accrued interests of $0 and $62,138 and unamortized debt discount in the amount of $0 and $74,778, respectively. Among all the loans borrowed from Mr. Lee, as of September 30, 2018, $214,414 of loans were attached with 1,072,385 warrants, which were subject to debt discount amortization and fully amortized on September 30, 2018.

During the years ended September 30, 2018, 2017, and 2016, the Company issued promissory notes in the amount of $20,000, $0, and $30,000 respectively to Ford Moore. As of September 30, 2018 and 2017, the notes payable balances for Ford Moore were $0 and $112,606, respectively, including accrued interests of $0 and $27,180 and unamortized debt discount in the amount of $0 and $14,574, respectively. Among all the loans borrowed from Ford Moore, as of September 30, 2018, $120,000 of loans were attached with 600,000 warrants, which were subject to debt discount amortization, and fully amortized on September 30, 2018.

During the years ended September 30, 2018, 2017, and 2016, the Company issued promissory notes in the amount of $30,000, $0, and $10,000 respectively to David Milroy. As of September 30, 2018 and 2017, the notes payable balances for David Milroy were $0 and $75,425 respectively, including accrued interests of $0 and $19,543, and unamortized debt discount in the amount of $0 and $14,119, respectively. Among all the loans borrowed from David Milroy, as of September 30, 2018, $85,000 of loans were attached with 500,000 shares of warrants, subject to debt discount amortization, was fully amortized on September 30, 2018.

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

During the year ended September 30, 2018, Michael Lee provided management services to the Company with the amount of $66,000, paid $18,744 expenses on behalf of the Company, advanced $291 to the Company, and received $50,701 repayment in cash and $860,929 in shares from the Company. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2018 is $60,000.

On July 6, 2017, the Company issued 168,000 shares at a price of $0.30 per share to Winfield, Yongbiao Ding, the CFO of the Company for net proceeds of $50,400.

On January 30, 2018, the Company issued 600,000 shares at a price of $0.12 per share to Winfield, Yongbiao Ding, the CFO of the Company for net proceeds of $72,000.

On September 30, 2018, the Company issued 2,869,764 shares to Michael Lee, the CEO of the Company, in exchange for the cancellation of $860,929 in debt owed by the Company.

On September 30, 2018, the Company issued 534,578 shares to Ford Moore, a director of the Company, in exchange for the cancellation of $160,373 in debt owed by the Company.

On September 30, 2018, the Company issued 380,130 shares to David Milroy, a director of the Company, in exchange for the cancellation of $114,039 in debt owed by the Company.

On September 30, 2018, the Company issued 113,723 shares to Ruby Hui, over 5% shareholder of the Company in exchange for the cancellation of $34,117 in debt owed by the Company.

On September 30, 2018, the Company issued 66,020 shares to Vago International Limited, over 10% shareholder of the Company in exchange for the cancellation of $19,806 in debt owed by the Company.

On September 30, 2018, the Company issued 7,390,709 shares to First Scion Investments Limited, over 5% shareholder of the Company in exchange for the cancellation of $2,217,213 in debt owed by the Company.

On September 30, 2018, the Company issued 715,113 shares to Dong Liang, an affiliate of the Company in exchange for the cancellation of $214,514 in debt owed by the Company.

NOTE 14. DISSOLUTION OF SUBSIDIARIES

On October 1, 2017, the Company dissolved its subsidiary – AlphaRx International Holdings Limited.

AlphaRx International Holdings Limited ("AIH") was incorporated on August 24, 2004 in British Virgin Islands, which is a wholly-owned subsidiary of UMeWorld Limited.

On June 22, 2006, AIH, previously a wholly-owned subsidiary of the Company issued 1,500 shares of its common stock to New Super Limited (“NSL”), an independent Hong Kong based corporation, at a price of approximately HK$6,667 per share or HK$10,000,000 (equivalent to US$1,288,826) in cash. As a result, AIH’s issued and outstanding shares were increased to 10,000 shares and the Company’s interest in AIH was reduced to 85%. With the consolidation of only 85% of AIH, a non-controlling interest was established, representing amounts owing to the minority shareholder. The capital infusion into AIH is accounted for as additional paid in capital on the consolidated financial statements of the Company.

On May 18, 2010, AIH issued 625 shares of its common stock to New Super Limited (“NSL”) at a price of approximately HK$2,166 per share, or HK$1,353,750 (equivalent to US$173,292) in cash, representing a further 5% non-controlling interest and increasing the total of the non-controlling interest to 20% after the infusion.

AlphaRx Life Science Limited ("ALS") was incorporated on July 21, 2004 in Hong Kong, which is a wholly-owned subsidiary of AIH.

The Company decided to deconsolidate the above two subsidiaries as of October 1, 2017. Per ASC 205-20-45-1B, a disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial result. In this case, the Company's situation did not meet the definition of discontinued operation. Instead, ASC 810-10-40 Derecognition: Deconsolidation of a subsidiary or Derecognition of a Group of Assets was applied. For the year ended September 30, 2018, the Company recognized a gain on dissolution of subsidiaries of $223,953.

An analysis of the carrying amount of the deconsolidated subsidiaries’ assets and liabilities is as follows:

As of October 1, 2017

Cash	$-
Due to related parties	1,447,881

Debt forgiven by related parties	(1,447,881)

Net asset	$-

NOTE 15. SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2018, up through the date the Company issued the audited consolidated financial statements. During the period, the Company has the material subsequent events, as follows:

On November 4, 2019, the Company entered into an acquisition agreement with Beijing Radish Green Vegetable Education Technology Co., Ltd. (“Proud Kids”) in an all-stock transaction. Under the terms of the agreement, Proud Kids’ shareholders will receive up to 37,500,000 shares of the common stock of the Company upon closing. The acquisition agreement, as amended, has expired on April 30, 2020.

On November 22, 2019, the Company issued 300,000 restricted shares to Winfield, Yongbiao Ding, the CFO of the Company, at $0.10 per share pursuant to a private placement agreement.

On December 19, 2019, the Company issued 102,642 restricted shares to an arm’s length investor at $0.10 per share pursuant to a private placement agreement.

On April 13, 2020, the Company issued 1,000,000 restricted shares to Ford Moore, a director of the Company at $0.05 per share pursuant to a private placement agreement.

On August 27, 2020, September 16, 2020 and October 28, 2020, the Company issued a total of 1,878,445 restricted shares to Ruby Hui, over 5% shareholder of the Company at $0.05 per share pursuant to 3 private placement agreements.

