Form 20-F
period 2019-09-30
UMeWorld Ltd
filed 2021-07-16
CIK 1114936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2019

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

As of September 30, 2019, there were 104,524,189 shares outstanding of the issuer’s ordinary shares.

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

Large accelerated filer	☐	Non-accelerated filer	☒
Accelerated filer	☐	Emerging growth company	☒

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

For the Years Ended September 30, 2019, 2018 and 2017

INDEX

PRELIMINARY NOTES

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all foreign currency translations in this annual report on Form 20-F can be found on Note 2 of our audited consolidated financial statements on page F-10. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of operations and other comprehensive income (loss) data for the fiscal years ended September 30, 2019, 2018 and 2017 and the consolidated balance sheets data as of September 30, 2019 and 2018 are derived from audited consolidated financial statements included elsewhere in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statements of Operations and Other Comprehensive Loss Data:

	For the Years Ended September 30,
	2019	2018	2017
Revenues	113	758	7,927
Gross loss	(477)	(67,020)	(16,660)
Operating expenses	(117,177)	(388,066)	(902,166)
Loss from operations	(117,654)	(455,086)	(918,826)
Other expenses	-	(390,355)	(389,451)
Net loss	(117,640)	(845,441)	(1,308,277)

Selected Consolidated Balance Sheets Data:

	As of September 30,
	2019	2018	2017
Current assets	14,579	22,335	27,073
Total assets	14,579	22,449	31,950
Current liabilities	381,517	271,796	1,709,366
Total liabilities	381,517	271,796	4,066,079
Total shareholders’ deficit	(366,938)	(249,347)	(4,034,129)

Selected Consolidated Statements of Cash Flows Data:

	For the Years Ended September 30,
	2019	2018	2017
Net cash used in operating activities	(5,860)	(238,115)	(507,290)
Net cash provided by investing activities	-	-	-
Net cash provided by financing activities	-	247,339	481,350
Effect of exchange rate changes on cash and cash equivalents	(21)	(11,265)	(11,896)
Net decrease in cash	(5,881)	(2,040)	(37,836)
Cash and cash equivalents, beginning of the year	6,426	8,466	46,302
Cash and cash equivalents, end of the year	545	6,426	8,466

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are subject to the risks relating to significant uncertainties in the interpretation and implementation of, or proposed changes to, the PRC laws and regulations regarding the private education industry in general, and the online K-12 AST (“After-school Tutoring) market in particular. Additionally, certain aspects of our current business operations may be deemed not to be in full compliance with these laws and regulations.

The private education industry in general, and the online K-12 AST market in particular, in the PRC are subject to various laws and regulations that are relatively new and rapidly evolving.

Pursuant to the amended Law for Promoting Private Education of the PRC, or the amended Private Education Law, a private school must obtain a private school operating permit. On April 7, 2021, the State Council promulgated the amended Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or the Implementation Regulations of Private Education Law, which will become effective on September 1, 2021. The Implementation Regulations of Private Education Law provide that a private school engaging in online education activities using internet technology will be required to obtain an appropriate private school operating permit. The Implementation Regulations of Private Education Law, however, do not specify the requirements that an online tutoring service provider like us need to satisfy in order to obtain a private school operating permit, nor do they specify which level of government authority has the authority to accept and review our application for the private school operating permit. The Implementation Regulations of Private Education Law also requires that private schools using internet technology to provide online educational courses will need to establish and implement internet security management systems and adopt technical security measures. According to our consultation with relevant government authorities, they are in the process of promulgating detailed rules that will specify standards and procedures for the online tutoring service providers to apply for the private school operating permits, as well as the level of government authorities that will be in charge of reviewing and issuing such permits. The foregoing detailed rules may not come into force before the effectiveness of the Implementation Regulations of Private Education Law in September 2021, and, according to our consultation with relevant government authorities, we may continue our current operation until the effectiveness of the detailed rules since we have made relevant required filings under the Opinions on Educational Apps. We intend to apply for the private school operating permit once the government authorities start to accept applications. However, since the Implementation Regulations of Private Education Law are newly published and have not become effective, the interpretation and implementation of these regulations still remain uncertain. We cannot assure you that we will be able to obtain a private school operating permit and comply with other regulatory requirements under the Implementation Regulations of Private Education Law and its related rules, if any, in a timely manner, or at all. If we fail to meet these requirements in a timely manner, or at all, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, mandatory modifications to our business practices, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by our students or other relevant parties.

We have significant historical losses and may continue to incur losses in the future.

We have incurred annual operating losses since our inception. Consequently, as of September 30, 2019, we had an accumulated deficit of $30,736,577. Our revenues for the years ended September 30, 2019, 2018, and 2017 were $113, $758, and $7,927, respectively. Our revenues have not been sufficient to sustain our operations. In order to achieve profitability our revenue streams will have to increase and there is no assurance that revenues can increase to such a level. We may never be profitable. Our ability to achieve profitability is affected by various factors, including:

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

We are subject to currency fluctuations, which may affect our results.

The majority of our expenses and some of our debts are in Chinese Renminbi, Canadian dollars and U.S. dollars, while our revenues are primarily in Chinese Renminbi. We also incur expenses in Hong Kong dollars related to our Hong Kong subsidiary. The fluctuation of the Canadian dollar, Hong Kong dollar and U.S. dollar vis-a-vis the Chinese Renminbi could materially impact our operating results and financial position.

We will require additional financing to sustain our operations, and our ability to secure additional financing is uncertain.

We may be unable to raise on acceptable terms, if at all, the substantial capital resources necessary to conduct our operations. If we are unable to raise the required capital, we may be forced to curtail business development activities and, ultimately, cease operations. As at September 30, 2019, we had working capital deficiency of $366,938 as compared to working capital deficiency of $249,461 as at September 30, 2018. The independent auditor’s report for the year ended September 30, 2019 includes an explanatory paragraph stating that our recurring losses from operations and working capital levels raise substantial doubt about our ability to continue as a going concern.

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

We rely on the VIE Contractual Arrangements for our PRC operations, which may not be as effective in providing operational control as direct ownership.

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

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Ownership of our ordinary shares by current officers and directors.

The present officers and directors own approximately 16.49% of our issued and outstanding ordinary shares, and are therefore no longer in a position to elect all of our directors and otherwise control the Company. As of the date of this annual report, Vago International Limited controlled by Yee W. Chu beneficially owned approximately 52.01% of our outstanding capital stock. Chu therefore has significant influence over management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets, for the foreseeable future. This concentrated control limits or severely restricts our shareholders’ ability to influence corporate matters and, as a result, we may take actions that our shareholders do not view as beneficial. As a result, the market price of our ordinary shares could be adversely affected.

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

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our website is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

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

Our Principal Product

We are an educational technology company with a focus on the K-12 education market in China. UMFun, our principal product, provides standards-based instruction, practice, assessments and productivity tools that improve the performance of educators and students via a proprietary online and mobile platform.

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

Emerging Growth Company Status

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act enacted on April 5, 2012 (the “JOBS Act”). For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” and “say-when-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation. Under the JOBS Act, we will remain an emerging growth company until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

•

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

UMeWorld is a holding company without substantive operations and we conduct our businesses through our subsidiaries and our consolidated VIE, or VIE. The chart below summarizes our current corporate structure as of the date of this annual report:

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

Agreement that provides us with the option to purchase the equity interests in Guangzhou XinYiXun

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

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. We have limited cash resources, recurring cash used in operations and operating losses history. As shown in the accompanying consolidated financial statements, we have an accumulated deficit of approximately $30.74 million as of September 30, 2019 and net cash used in operations of $5,860 during the year ended September 30, 2019. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

Results of Operations

The following tables summarize the results of operations for the years ended September 30, 2019, 2018 and 2017 and the annual results of operations for the past three years:

Years Ended September 30	2019	2018	2017
	$	$	$
Revenue	113	758	7,927
Cost of revenue	590	67,778	24,587
Selling, general and administrative expenses	117,177	388,066	902,166
Other income	-	283,988	-
Interest income	14	32	29
Other expense	-	8,500	-
Interest expense	-	665,875	389,480
Net loss	(117,640)	(845,441)	(1,308,277)
Net income attributable to noncontrolling interests	-	-	15,573
Net loss attributable to UMeWorld Limited stockholders	(117,591)	(844,759)	(1,323,850)

RESULTS OF OPERATIONS

The Year Ended September 30, 2019 Compared to the Year Ended September 30, 2018

Revenues

Our revenues decreased from $758 in 2018 to $113 in 2019. This decrease was related to the Company’s lack of funding for any sales and marketing effort.

Cost of Revenues

Our cost of revenues decreased from $67,778 in 2018 to $590 in 2019. The decrease was due to less headcount-related expenses to service UMFun users.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses decreased by 69.80% from $388,066 in 2018 to $117,177 in 2019. The decrease was mainly due to decreased payroll, marketing and entertainment expenses.

Other Income

Other income decreased from $283,988 in 2018 to $0 in 2019. On October 1, 2017, we dissolved our subsidiary AlphaRx International Holdings Limited and its wholly owned subsidiary AlphaRx Life Sciences Limited, as a result, we recorded a gain on dissolution of subsidiaries of $223,953 in the consolidated statements of operations for this transaction.

Interest Expense on Note Payable

Our interest expense decreased by 100% from $665,875 in 2018 to $0 in 2019 as a result of debt settlement by shares with debt holders. We will continue to seek funding in the form of promissory notes, which will result in ongoing interest expense until more permanent equity financings or other forms of funding are sourced.

Net loss attributable to UMeWorld Limited stockholders

As a result of the cumulative effect of the foregoing factors, we incurred a net loss attributable to UMeWorld Limited stockholders of $117,640 for the year ended September 30, 2019 as compared to net loss of $845,441 for the year ended September 30, 2019, a decrease of $727,801 or about 86.09%.

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

Working Capital

As of September 30, 2019 and 2018, we had cash balances of $545 and $6,426 respectively. These funds are primarily located in various financial institutions located in China.

As of September 30, 2019, we had working capital deficiency of approximately $366,938 as compared to a working capital deficiency of $249,461 as of September 30, 2018. Since inception, we have financed operations primarily from the issuance of ordinary shares and promissory notes. We expect to continue ordinary share issuances and issuance of promissory notes to fund our ongoing activities.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own, all of our education business in China is conducted through the VIE Contractual Arrangements. See “Item 4. Information on the Company—Organizational Structure—VIE Contractual Arrangements.” For each of the three years ended September 30, 2019, 2018, 2017, revenues from our Consolidated Affiliated Entities constituted substantially all of our total consolidated net revenues.

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

The Company has been in a net loss position since inception.

Contractual Obligations and Commitments

Excluding accounts payable and accrued liabilities, we are committed to the following contractual obligations and commitments.

	2017	2018	2019
Operating Lease Obligations	$62,556	$-	$-
Notes Payable (1)	2,618,645	-	-
Total	$2,681,201	$-	$-

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

Michael M. Lee: Mr. Lee is our founder. Mr. Lee has over 30 years of business experience in the areas of high-tech development, marketing and corporate finance. Mr. Lee holds a B.Sc. in Applied Mathematics from the University of Western Ontario. Mr. Lee founded the Company in August 1997.

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

B.	Compensation of Directors and Executive Officers

Our independent directors did not receive any compensation for the year ended September 30, 2019, 2018 and 2017. Directors are reimbursed for direct out-of-pocket expenses for attendance at meetings of the Board of Directors and for expenses incurred for and on behalf of the Company.

Summary of Executive Compensation

The table below summarizes the compensation received by our Chief Executive Officer for the fiscal years ended September 30, 2019, 2018 and 2017 and any other executive officer of the Company who received compensation in excess of $40,000 for services rendered during any of those years ("named executive officers").

					Non-equity incentive plan compensation (S)
Name and Principal Position	Year	Salary ($)	Share based awards ($)	Option based awards ($)	Annual incentive plans	Long term incentive plans	Pension value ($)	All other compensation ($)	Total ($)
Michael Lee (1)(2)	2019	30,000	Nil	Nil	Nil	Nil	Nil	Nil	30,000
Chairman and CEO	2018	66,000	Nil	Nil	Nil	Nil	Nil	Nil	66,000
	2017	120,000	Nil	Nil	Nil	Nil	Nil	Nil	120,000

Notes:

(1)	Mr. Michael Lee is not compensated with respect to his appointment as director.
(2)	Mr. Michael Lee agreed to accrue compensation payable to him for the 2019, 2018 and 2017 fiscal years and payable at such times as determined by the Company.

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

Granted Options. As of September 30, 2019, we had granted options to purchase an aggregate of 10,300,000 ordinary shares to our directors, officers and employees, all granted options are outstanding. Among these options:

•	Options to purchase 300,000 ordinary shares have an exercise price of $0.20 per share and are subject to a two-year vesting schedule, with 50% vesting on July 22, 2015 and 2016, respectively;

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

As of the date of this annual report, other current and former employees as a group held options to purchase 4,000,000 ordinary shares of our company, with an exercise price of US$0.15 per ordinary share.

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

During the year ended September 30, 2019, Michael Lee provided management services to the Company with the amount of $30,000, paid $22,236.51 expenses on behalf of the Company, advanced $16,523.02 to the Company, and received $10,056.40 repayment in cash from the Company. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2019 is $136,703.13.

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

		High $	Low $
Fourth Quarter	(Ended September 30, 2019)	0.07	0.055
Third Quarter	(Ended June 30, 2019)	0.10	0.05
Second Quarter	(Ended March 31, 2019)	0.12	0.09
First Quarter	(Ended December 31, 2018)	0.14	0.075
Fourth Quarter	(Ended September 30, 2018)	0.15	0.085
Third Quarter	(Ended June 30, 2018)	0.175	0.12
Second Quarter	(Ended March 31, 2018)	0.145	0.11
First Quarter	(Ended December 31, 2017)	0.20	0.12

The foregoing quotations reflect inter-dealer prices without retail mark-up, markdown or commissions and may not necessarily represent actual transactions. Records of our stock transfer agent indicate that as of September 30, 2019 there were approximately 55 record holders of our ordinary shares. This does not include an indeterminate number of shareholders may hold their shares in "street name" or in nominee form.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of September 30, 2019 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of September 30, 2019 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of September 30, 2019 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we noted the following deficiencies that we believe to be material weaknesses:

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

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was not effective as of September 30, 2019.

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

Changes in Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the year ended September 30, 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of September 30, 2019. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees: For the year ended September 30, 2019, we incurred $22,500 in external audit fees, and quarterly reviews in connection with statutory and regulatory filings to our principal accountants as compared to approximately $30,000 for the year ended September 30, 2018.

Audit-Related Fees: For the years ended September 30, 2019 and 2018, we incurred no fees for assurance and related services by the principal accountant.

Tax Fees: For the years ended September 30, 2019 and 2018, we incurred NIL tax fees with our principal accountants.

All Other Fees: For the years ended September 30, 2019 and 2018, we incurred NIL in other fees with our principal accountants.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATD PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

On April 1, 2021, the Company dismissed its independent registered public accounting firm, ZH CPA LLC (“ZH”).

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

Effective April 2, 2021, we engaged J&S Associate (“JS”) as our new independent registered public accounting firm. During the two most recent fiscal years and through the date of our engagement, we did not consult with JS regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on its financial statements, or (2) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). On June 4, 2021, the Company filed its Annual Report on Form 20-F for the fiscal year ended September 30, 2018.

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

UMEWORLD LIMITED

DATED: July 16, 2021	By:	/s/ Michael M. Lee
Michael M. Lee, President and
Chief Executive Officer

UMEWORLD LIMITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017

J&S ASSOCIATE (AF002380) (Registered with PCAOB and MIA) UNIT B222,SOLARIS DUTAMAS 1, JALAN DUTAMAS 1, 50480, Kuala Lumpur, Malaysia. Tel : 03-62053622 Fax : 03-62053623 Email : jspartner348@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

UMeWorld Limited and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of UMeWorld Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit and cash flows for each of the years in the three-year period ended September 30, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

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

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations and has incurred a net capital deficit as at September 30, 2019. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ J&S Associate

Certified Public Accountants

July 16, 2021

Malaysia

We have served as the Company’s auditor since 2021.

UMEWORLD LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2019 AND 2018
(All amounts in US Dollars, except share and share related data or otherwise noted)

	2019	2018
ASSETS
CURRENT ASSETS
Cash	$545	$6,426
Deposit	14,034	14,585
Prepayment	-	1,324
TOTAL CURRENT ASSETS	14,579	22,335
NON-CURRENT ASSETS
Property and equipment, net	-	114
TOTAL NON-CURRENT ASSETS	-	114
TOTAL ASSETS	$14,579	$22,449

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
Accounts payable	24,725	22,100
Due to related parties	138,412	61,776
Accrued liabilities and other payables	218,380	187,920
TOTAL CURRENT LIABILITIES	381,517	271,796
TOTAL LIABILITIES	$381,517	$271,796

Commitments and Contingencies

STOCKHOLDERS’ DEFICIT
Ordinary shares: $ 0.0001 par value;
Authorized: 250,000,000 shares; 104,524,189 shares issued and outstanding as of September 30, 2019 and 2018	10,453	10,453
Additional paid-in capital	30,264,550	30,264,550
Accumulated deficit	(30,736,577)	(30,618,937)
Accumulated other comprehensive income	94,636	94,587
Total UMeWorld Limited stockholders' deficit	(366,938)	(249,347)
Noncontrolling interest	-	-
TOTAL STOCKHOLDERS’ DEFICIT	(366,938)	(249,347)
TOTAL LIABILITES AND STOCKHOLDERS’ DEFICIT	$14,579	$22,449

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017
(All amounts in US Dollars, except share and share related data or otherwise noted)

	2019	2018	2017

Revenues	$113	$758	$7,927
TOTAL REVENUES	113	758	7,927

Cost of revenues	(590)	(67,778)	(24,587)

GROSS LOSS	(477)	(67,020)	(16,660)

OPERATING EXPENSES
Selling, general and administrative expenses	117,177	388,066	902,166
TOTAL OPERATING EXPENSES	117,177	388,066	902,166

LOSS FROM OPERATIONS	(177,654)	(455,086)	(918,826)

OTHER INCOME (EXPENSES)
Other income	-	60,035	-
Gain on dissolution of subsidiaries	-	223,953	-
Interest income	14	32	29
Other expense	-	(8,500)	-
Interest expense	-	(665,875)	(389,480)
TOTAL OTHER INCOME (EXPENSES)	14	(390,355)	(389,451)

LOSS BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	(117,640)	(845,441)	(1,308,277)

INCOME TAX EXPENSE	-	-	-

NET LOSS	(117,640)	(845,441)	(1,308,277)
Net income attributable to noncontrolling interests	-	-	15,573
Net loss attributable to UMeWorld Limited stockholders	$(117,640)	$(845,441)	$(1,323,850)

Comprehensive loss
Net loss	$(117,640)	$(845,441)	$(1,308,277)
Foreign currency translation income (loss)	49	682	(61,572)
Total comprehensive loss	(117,591)	(844,759)	(1,369,849)
Less: comprehensive income attributable to noncontrolling Interests	-	-	2,011
Comprehensive loss attributable to UMeWorld Limited stockholders	$(117,591)	$(844,759)	$(1,367,838)

Net loss per share attributable to UMeWorld Limited stockholders
Basic and diluted	$(0.00)	$(0.01)	$(0.02)
Weighted average number of common shares outstanding
Basic and diluted	104,524,189	90,196,259	89,375,475

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017
(All amounts in US Dollars, except share and share related data or otherwise noted)

	Ordinary shares					Total
	Number of Shares	Amount	Additional Paid in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	UMeWorld Limited Stockholders’ Deficit	Non-Controlling Interest	Total Stockholders’ Deficit

Balance as of September 30, 2016	89,336,000	$8,934	$25,215,044	$153,466	$(28,449,646)	(3,072,202)	$218,891	$(2,853,311)
Warrants issued with debt	-	-	138,631	-	-	138,631	-	138,631
Stock issued for cash	168,000	17	50,383	-	-	50,400	-	50,400
Foreign currency translation	-	-	-	(59,561)	-	(59,561)	(2,011)	(61,572)
Net loss for the year	-	-	-	-	(1,323,850)	1,323,850)	15,573	(1,308,277)
Balance as of September 30, 2017	89,504,000	$8,951	$25,404,058	$93,905	$(29,773,496)	(4,266,582)	$232,453	$(4,034,129)
Warrants issued	-	-	159,237	-	-	159,237	-	159,237
Forgiveness of liability			382,080	-	-	382,080	-	382,080
Stock issued for services	122,337	12	14,668	-	-	14,680		14,680
Stock issued for cash	1,200,000	120	149,890	-	-	150,010	-	150,010
Stock issued for debt conversion(8)	13,697,852	1,370	4,107,985	-	-	4,109,355	-	4,109,355
Dissolution of subsidiaries	-	-	46,632	-	-	46,632	(232,453)	(185,821)
Foreign currency translation	-	-	-	682	-	682	-	682
Net loss for the year	-	-	-	-	(845,441)	(845,441)	-	(845,441)
Balance as of September 30, 2018	104,524,189	$10,453	$30,264,550	$94,587	$(30,618,937)	(249,347)	$-	$(249,347)
Foreign currency translation	-	-	-	49		49		49
Net loss for the year	-	-	-	-	(117,640)	(117,640)	-	(117,640)
Balance as of September 30, 2019	104,524,189	$10,453	$30,264,550	$94,636	$(30,736,577)	(366,938)	$-	$(366,938)

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2019, 2018 AND 2017
(All amounts in US Dollars)

	2019	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(117,640)	$(845,441)	$(1,308,277)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	113	4,846	7,025
Stock issued for service	-	14,680	-
Amortization of debt discount	-	421,169	186,280
Changes in assets and liabilities:
Deposit	551	(14,321)	8,750
Prepayment	1,324	17,019	9,129
Accounts payable	2,625	31,001	69,901
Accrued liabilities and other payables	30,463	132,932	399,902
Due to related parties	76,703	-	120,000
NET CASH USED IN OPERATING ACTIVITIES	$(5,861)	$(238,115)	$(507,290)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	-	150,010	50,400
Proceeds from note payables	-	288,976	149,707
Proceeds from note payables - Related Parties	-	35,000	101,126
Repayments to related parties	-	(40,825)	(227,867)
Proceeds from related parties	-	-	407,984
Dissolution of subsidiaries	-	(185,822)
NET CASH PROVIDED BY FINANCING ACTIVITIES	$-	$247,339	$481,350

Effect of exchange rate changes on cash and cash equivalents	(20)	(11,264)	(11,896)
NET DECREASE IN CASH	(5,881)	(2,040)	(37,836)
Cash and cash equivalents at beginning of year	6,426	8,466	46,302
Cash and cash equivalents at end of year	$545	$6,426	$8,466

NON-CASH INVESTING AND FINANCING TRANSACTIONS
Expenses paid by related parties	$-	$18,626	$30,571
Services provided by related parties	$-	$66,000	$-
Discount due to debt issued with warrants	$-	$159,237	$138,631
Issuance of stock for loans and salary	$-	$4,109,355	$-
Forgiveness of liability	$-	$382,080	$-

SUPPLEMENTARY DISCLOSURE:
Income tax paid	$-	$-	$-
Interest paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2019, 2018 AND 2017

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

The Company, its subsidiaries, its consolidated subsidiaries and variable interest entity (“VIE”) are collectively referred to as the (“Group”).

As of September 30, 2019, details of the Company’s subsidiaries and VIE are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Interest	Principal Activities	Nature of company
UMeLook Holdings Limited	February 14, 2012	British Virgin Islands	100%	Holding company	Subsidiary
UMeZone Holdings Limited	August 27, 2012	British Virgin Islands	100%	Dormant	Subsidiary
AlphaRx Canada Limited	September 25, 1997	Canada	100%	Dormant	Subsidiary
UMeLook Limited	February 23, 2012	Hong Kong	100%	Holding company of WFOE	Subsidiary
UMeZone Adaptive Learning Technology Limited	September 7, 2012	Hong Kong	100%	Dormant	Subsidiary
UMeLook (Guangzhou) Information Technology Co. Ltd. (WFOE)	October 29, 2012	China	100%	Holding company	Subsidiary
YouYiXue (Guangzhou) Information Technology Co. Ltd.	April 23, 2013	China	100%	Dormant	Subsidiary
Guangzhou XinYiXun Network Technology Co. Ltd.	July 9, 2012	China	Contractual arrangements	Online education	VIE

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

As of September 30, 2019 and 2018, the carrying amount and classification of the assets and liabilities in the Company’s balance sheets that relate to the Company’s VIE is as follows:

	September 30, 2019	September 30, 2018
Assets
Cash	$28	$366
Prepayment and other assets	14,034	15,909
Property and equipment, net	-	114
Total assets of VIE	$14,063	$16,389
Liabilities
Accrued liabilities and other payable	$357,547	$359,289
Due to VIE holding companies	18,065	18,774
Due to related parties	2,234,347	2,231,345
Total liabilities of VIE	$2,609,959	$2,609,408

Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has suffered from net loss of $117,640 during the year ended September 30, 2019. Also, at September 30, 2019, the Company has incurred the accumulated deficits of $30,736,577. Accordingly, the financial statements do not include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary in the event that the Company is unable to continue as a going concern. The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these consolidated financial statements. These adverse conditions are working capital deficiency, recurring operating losses, accumulated stockholders’ deficit, and continued reliance on external funding sources. In order to mitigate the going concern issues, the Company is constantly pursuing new business arrangements and striving to achieve profitability, and seeking capital funding on an ongoing basis via the issuance of promissory notes and private placements. There is no assurance that management's plan will be successful.

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

	September 30, 2019	September 30, 2018	September 30, 2017
Year-end CAD: USD exchange rate	0.7553	0.7755	0.8022
Annual average CAD: USD exchange rate	0.7536	0.7795	0.7610
Year-end RMB: USD exchange rate	0.1401	0.1456	0.1503
Annual average RMB: USD exchange rate	0.1455	0.1530	0.1468
Year-end HKD: USD exchange rate	0.1276	0.1278	0.1280
Annual average HKD: USD exchange rate	0.1276	0.1277	0.1285

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

The following table presents securities that could potentially dilute basic loss per share in the future. For all periods presented, the potentially dilutive securities were not included in the computation of diluted loss per share because these securities would have been antidilutive for the years ended September 30:

	2019	2018	2017
Stock options	10,300,000	11,300,000	14,750,000
Common stock warrants	-	-	4,551,945
Total	10,300,000	11,300,000	19,301,945

Cash

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

As of September 30, 2019 and 2018, the Company had cash in the amount of $545 and $6,426, respectively.

Income Taxes

The Company adopted the ASC 740 Income tax provisions of paragraph 740-10-25-13, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

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

There was no impairment charge recognized for long-lived assets as of September 30, 2019 and 2018.

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

The Company generates substantially all of its revenues through UMFun app. The Company’s revenue is reported net of discounts, value added tax and surcharges. During the year ended September 30, 2019, and 2018 the Company recognized revenue in the amount of $113 and $758 respectively.

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

NOTE 3. PROPERTY AND EQUIPMENT

	September 30, 2019	September 30, 2018

Furniture and Fixtures	$-	$5,646
Machinery and Equipment	-	12,499
	-	18,145
Less: Accumulated depreciation	-	(18,031)

Property and equipment, net	$-	$114

For the years ended September 30, 2019, 2018 and 2017 the Company recorded depreciation expense of $113, $4,846 and $7,025 respectively.

NOTE 4. ACCOUNTS PAYABLE, ACCRUED LIABILITIES AND OTHER PAYABLES

Accounts payable, accrued liabilities and other payables are comprised of the following:

	September 30, 2019	September 30, 2018
Accounts Payable	$24,725	$22,100
Accrued Liabilities and Other Payables	218,380	187,920
TOTAL	$243,105	$210,020

The accounts payable comprises amounts owing to individuals for professional and technical services provided to the Company.

Items included in the accrued liabilities and other payables are accrued payroll, advances from employees, and accrued expenses for services received. As of September 30, 2019, the balance mainly consisted of advances from individuals of $181,104 and accrued payroll of $19,591. As of September 30, 2018, the balance mainly consisted of advances from individuals of $153,329 and accrued payroll of $19,591.

NOTE 5. DUE TO RELATED PARTIES

The amounts represented temporary advances to the Company by the related parties of the Company, which were unsecured, interest-free and had no fixed terms of repayments.

NOTE 6. COMMITMENTS AND CONTINGENCIES

As of September 30, 2019, the Company has no material commitments and contingencies.

NOTE 7. ORDINARY SHARES

The Company is authorized to issue up to 250,000,000 ordinary shares with a stated par value of $0.0001 per share.

During the year ended September 30, 2019, the Company did not issue any shares.

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

As of September 30, 2019 and 2018, there were 104,524,189 and 104,524,189 shares issued and outstanding respectively.

NOTE 8. INCOME TAXES

BVI

UMeWorld Limited, UMeLook BVI, UMeZone Holdings Limited and AlphaRx International Holdings were incorporated in the BVI and, under the current laws of the BVI, are not subject to income taxes.

Canada

AlphaRx Canada Limited was incorporated in Canada and is subject to income tax rate of 38%.

Hong Kong

UMeLook HK, and UMeZone Adaptive Learning Technology Limited were incorporated and subject to the Hong Kong Profits Tax at the income tax rates ranging from 8.25% to 16.5% on the assessable income arising in Hong Kong during its tax year. No provision for Hong Kong Profits tax has been made as these companies had no taxable income during the years ended September 30, 2019, 2018 and 2017.

PRC

The Company’s subsidiaries, UMeLook (Guangzhou) Information Technology Co. Ltd. and YouYiXue (Guangzhou) Information Technology Co. Ltd., and VIE, XinYiXun, registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) of 25% on the taxable income in accordance with the relevant PRC income tax laws. No provision for PRC income tax has been made as these companies had no taxable income during the years ended September 30, 2019, 2018 and 2017.

The tax effect of material temporary differences representing deferred tax assets is estimated as follows:

	2019	2018	2017
Deferred tax assets:
Canada	$763	$135,390	$351,500
Hong Kong	546	23,638	39,714
PRC	1,756	362,828	668,168
Sub-total	3,065	521,856	1,059,382
Less: Valuation allowance	(3,065)	(521,856)	(1,059,382)
Net deferred tax assets	$-	$-	$-

The valuation allowance as of September 30, 2019 and 2018 totaled $3,065 and $521,856, respectively which consisted primarily of established reserves for deferred tax assets arising from non-capital operating loss carry forwards for our entities in United States and our foreign entities. The tax rates being used to determine deferred tax assets are estimated at 38% for Canada, 25% for mainland China, and 16.5% for Hong Kong. The consolidated effective tax (benefit) rate as a percentage of income (loss) before income taxes is as follows.

	Years Ended September 30,
	2019	2018	2017
PRC enterprise income tax rate	25.00%	25.00%	25.00%
Effect of income tax difference under different tax jurisdictions	-21.40%	-13.44%	-10.77%
Effect of valuation allowance on deferred income tax assets	-3.60%	-1.55%	6.74%
Effect of expense not deductible for tax purpose	-%	-10.01%	-20.97%
Effective tax rate	0.00%	0.00%	0.00%

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and considered that no provision for uncertainty in income taxes was necessary as of September 30, 2019 and 2018.

NOTE 9. SHARE OPTION PLANS

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

The following table summarizes the Company’s share option activity during the years ended September 30, 2019, 2018 and 2017:

	Number Outstanding	Exercise Price Per Share	Weighted- Average Exercise Price
Outstanding as of September 30, 2017	14,750,000	$0.15 – 0.20	$0.16
Granted	300,000	0.20	-
Exercised	-	-	-
Options forfeited/cancelled	(3,750,000)	0.20	-
Outstanding as of September 30, 2018	11,300,000	$0.15 – 0.20	$0.16
Granted	-	-	-
Exercised	-	-	-
Options forfeited/cancelled	(1,000,000)	0.20	-
Outstanding as of September 30, 2019	10,300,000	$0.15 – 0.20	$0.15

The following table summarizes the ordinary shares of the Company issuable upon exercise of options outstanding as of September 30, 2019, 2018 and 2017.

	Share Options Outstanding/ Exercisable
	Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)
September 30, 2019	$0.15-$0.20	10,300,000	4.67
September 30, 2018	$0.15-$0.20	11,300,000	5.22
September 30, 2017	$0.15-$0.20	14,750,000	8.99

As of September 30, 2019 and 2018, the intrinsic values of both outstanding options and exercisable options were $669,499 and $122,800, respectively. There were no options exercised during the years ended September 30, 2019, 2018, and 2017; and no stock based compensation is recognized from stock options during the years ended September 30, 2019, 2018, and 2017.

NOTE 10. RELATED PARTY TRANSACTIONS

The Company sourced some of its funding from Michael Lee, CEO and director, Ford Moore and Dave Milroy, directors, by issuing promissory notes.

During the years ended September 30, 2019, the Company did not issue any promissory notes or shares to Michael Lee, Ford Moore, and Dave Milroy.

During the years ended September 30, 2018 and 2017, the Company issued promissory notes in the amount of $0 and $101,126 respectively to Michael Lee. As of September 30, 2018 and 2017, the notes payable balances for Michael Lee were $0 and $246,690 respectively, including accrued interests of $0 and $62,138 and unamortized debt discount in the amount of $0 and $74,778, respectively. Among all the loans borrowed from Mr. Lee, as of September 30, 2018, $214,414 of loans were attached with 1,072,385 warrants, which were subject to debt discount amortization and fully amortized on September 30, 2018.

During the years ended September 30, 2018 and 2017, the Company issued promissory notes in the amount of $20,000 and $0 respectively to Ford Moore. As of September 30, 2018 and 2017, the notes payable balances for Ford Moore were $0 and $112,606, respectively, including accrued interests of $0 and $27,180 and unamortized debt discount in the amount of $0 and $14,574, respectively. Among all the loans borrowed from Ford Moore, as of September 30, 2018, $120,000 of loans were attached with 600,000 warrants, which were subject to debt discount amortization, and fully amortized on September 30, 2018.

During the years ended September 30, 2018 and 2017, the Company issued promissory notes in the amount of $30,000 and $0 respectively to David Milroy. As of September 30, 2018 and 2017, the notes payable balances for David Milroy were $0 and $75,425 respectively, including accrued interests of $0 and $19,543, and unamortized debt discount in the amount of $0 and $14,119, respectively. Among all the loans borrowed from David Milroy, as of September 30, 2018, $85,000 of loans were attached with 500,000 shares of warrants, subject to debt discount amortization, was fully amortized on September 30, 2018.

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

During the year ended September 30, 2019, Michael Lee provided management services to the Company with the amount of $30,000, paid $22,236.51 expenses on behalf of the Company, advanced $16,523.02 to the Company, and received $10,056.40 repayment in cash from the Company. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2019 is $136,703.13.

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

NOTE 11. SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2019, up through the date the Company issued the audited consolidated financial statements. During the period, the Company has the material subsequent events, as follows:

On November 4, 2019, the Company entered into an acquisition agreement with Beijing Radish Green Vegetable Education Technology Co., Ltd. (“Proud Kids”) in an all-stock transaction. Pursuant to the agreement, Proud Kids’ shareholders will receive up to 37,500,000 ordinary shares of the Company upon closing. The acquisition agreement, as amended, has expired on April 30, 2020.

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

On August 27, 2020, September 16, 2020 and October 28, 2020, the Company issued a total of 1,878,445 restricted shares to Ruby Hui, over 5% shareholder of the Company at $0.05 per share pursuant to three private placement agreements.

