Form 20-F
period 2020-09-30
UMeWorld Ltd
filed 2021-09-27
CIK 1114936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2020

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

As of September 30, 2020, there were 107,005,276 shares outstanding of the issuer’s ordinary shares.

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

FORM 20-F

For the Years Ended September 30, 2020, 2019 and 2018

INDEX

PRELIMINARY NOTES

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•

“we”, “us”, “our company”, “our” and “the Company” and similar words refer to UMeWorld Limited, a British Virgin Islands company, and its consolidated subsidiaries and affiliated entities, as appropriate, including its consolidated variable interest entity (“VIE”);

•	“China” or “PRC” refers to People’s Republic of China, and for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;

•	“shares”, or “ordinary shares” refers to our ordinary shares, par value US$0.0001 per share;

•

“RMB” or “Renminbi” refers to the legal currency of China, “HK$” refers to the legal currency of Hong Kong and “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States;

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

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of operations and other comprehensive income (loss) data for the fiscal years ended September 30, 2020, 2019 and 2018 and the consolidated balance sheets data as of September 30, 2020, 2019 and 2018 are derived from audited consolidated financial statements included elsewhere in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statements of Operations and Other Comprehensive Loss Data:

	For the Years Ended September 30,
	2020	2019	2018
Revenues	4	113	758
Gross loss	(0)	(477)	(67,020)
Operating expenses	(134,953)	(117,177)	(388,066)
Loss from operations	(134,949)	(117,654)	(455,086)
Other expenses	(24,785)	-	(390,355)
Net loss	(148,964)	(117,640)	(845,441)

Selected Consolidated Balance Sheets Data:

	As of September 30,
	2020	2019	2018
Current assets	16,890	14,579	22,335
Total assets	16,890	14,579	22,449
Current liabilities	363,316	381,517	271,796
Total liabilities	363,316	381,517	271,796
Total shareholders’ deficit	(346,426)	(366,938)	(249,347)

Selected Consolidated Statements of Cash Flows Data:

	For the Years Ended September 30,
	2020	2019	2018
Net cash used in operating activities	(65,681)	(5,860)	(238,115)
Net cash provided by investing activities	-	-	-
Net cash provided by financing activities	66,604	-	247,339
Effect of exchange rate changes on cash and cash equivalents	15,422	(21)	(11,265)
Net increase/(decrease) in cash	16,345	(5,881)	(2,040)
Cash and cash equivalents, beginning of the year	545	6,426	8,466
Cash and cash equivalents, end of the year	16,890	545	6,426

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have incurred annual operating losses since our inception. Consequently, as of September 30, 2020, we had an accumulated deficit of $30,885,541. Our revenues for the years ended September 30, 2020, 2019, and 2018 were $4, $113, and $758, respectively. Our revenues have not been sufficient to sustain our operations. In order to achieve profitability our revenue streams will have to increase and there is no assurance that revenues can increase to such a level. We may never be profitable. Our ability to achieve profitability is affected by various factors, including:

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

We may be unable to raise on acceptable terms, if at all, the substantial capital resources necessary to conduct our operations. If we are unable to raise the required capital, we may be forced to curtail business development activities and, ultimately, cease operations. As at September 30, 2020, we had working capital deficiency of $346,426 as compared to working capital deficiency of $366,938 as at September 30, 2019. The independent auditor’s report for the year ended September 30, 2020 includes an explanatory paragraph stating that our recurring losses from operations and working capital levels raise substantial doubt about our ability to continue as a going concern.

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

Risks Relating to Our Corporate Structure and Restrictions on Our Industry

We do not have direct ownership of our VIEs in China and rely on VIE Agreements with our VIEs for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests.

We do not have direct ownership of our VIEs in China and rely on and expect to continue to rely on the VIE Agreements with our VIEs in China and their respective shareholders to operate business. VIE Agreements may not be as effective as an ownership of controlling equity interests would be in providing us with control over the VIEs, or in enabling us to derive economic benefits from the operations of, the affiliated consolidated entities. Under the current VIE Agreements, as a legal matter, if any of the affiliated consolidated entities or any of their shareholders fails to perform its, his or her respective obligations under the VIE Agreements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a variable interest entity were to refuse to transfer their equity interests in such variable interest entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) any variable interest entity or its shareholders terminate the contractual arrangements or (iii) any variable interest entity or its shareholders fail to perform their obligations under these contractual arrangements, our business operations in China would be materially and adversely affected, and the value of your stock would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate businesses in China.

In addition, if any VIE or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business and our ability to generate revenues.

All of VIE Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.

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

In January 2015, the Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law for public review and comments, and on March 15, 2019, the Foreign Investment Law was promulgated and implemented on January 1, 2020. The draft Foreign Investment Law expanded the definition of foreign investment and introduced the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law did not take a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. The final Foreign Investment Law does not include the contractual control concept from the 2015 draft and so the government’s view on variable interest entities continues to be unclear. The Foreign Investment Law also retains a comprehensive oversight over all “foreign investors who invest in China through laws, administrative regulations or other methods prescribed by the State Council”. Foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council. Accordingly, it cannot be ruled out that the National People’s Congress or relevant departments may introduce a series of related supporting policies in the future to resolve any ambiguity on the application of the Foreign Investment Law.

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

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges nor the execution of VIE Agreements, however, if our VIE or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and cause significantly depreciation of our price of Ordinary Shares.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges or enter into VIE Agreements in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange and or enter into VIE Agreements, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

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

The present officers and directors own approximately 16.31% of our issued and outstanding ordinary shares, and are therefore no longer in a position to elect all of our directors and otherwise control the Company. As of the date of this annual report, Vago International Limited controlled by Yee W. Chu beneficially owned approximately 51.18% of our outstanding capital stock. Chu therefore has significant influence over management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets, for the foreseeable future. This concentrated control limits or severely restricts our shareholders’ ability to influence corporate matters and, as a result, we may take actions that our shareholders do not view as beneficial. As a result, the market price of our ordinary shares could be adversely affected.

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

On August 30, 2012, we acquired all of the issued and outstanding shares of UMeLook Holdings Limited (“UMeLook”), a digital media & education startup with an intense focus on China. The acquisition of UMeLook was completed as a share exchange through the issuance of 70,000,000 common shares of AlphaRx to the shareholders of UMeLook in exchange for all of the issued and outstanding shares in UMeLook. There were no changes of control of our officers and Board of Directors as a result of the UMeLook acquisition. Due to PRC’s legal restrictions on foreign ownership and investment in the value-added telecommunications market, we operate our online platform through Guangzhou XinYiXun Technology Co. Ltd (“Guangzhou XinYiXun”), our consolidated variable interest entity, or VIE, in the PRC. Guangzhou XinYiXun holds our VATS (“Value-Added Telecommunication Services”) license necessary to operate our online platform in China, our registered trademarks in China and three of our registered software copyright that are essential to the Company's operation in PRC.

As a holding company with no material operations of our own. We rely on a series of contractual arrangements among UMeLook (Guangzhou) Information Technology Co., Ltd (“UMeLook Guangzhou”), Guangzhou XinYiXun and its shareholders to operate our business in China. Neither we nor our subsidiaries own any share in Guangzhou XinYiXun. However, as a result of these contractual arrangements, we are the primary beneficiary of Guangzhou XinYiXun and treat it as our consolidated VIE under U.S. GAAP.

In 2017, we launched a day-care & private tutoring product trial targeting Grade 1 to Grade 6 students under the UMTang brand, this UMTang product trail was terminated in 2017 due to government regulations and licensing issues.

On November 4, 2019, the Company entered into an acquisition agreement with Beijing Radish Green Vegetable Education Technology Co., Ltd. (“Proud Kids”) in an all-stock transaction. Pursuant to the agreement, Proud Kids’ shareholders will receive up to 37,500,000 ordinary shares of the Company upon closing. The acquisition agreement, as amended, was terminated by the Company on April 30, 2020.

From 2013 to present, we have been focusing primarily on the development of our principal product, UMFun.

B.	Business Overview

We are an offshore holding company conducting our operations in China through our variable interest entity, Guangzhou XinYiXun. Neither we nor our subsidiaries own any share in Guangzhou XinYiXun. Instead, we control and receive the economic benefits of Guangzhou XinYiXun’s business operation through VIE Agreements.

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

Regulation Relating to Educational Apps

On December 25, 2018, the General Office of the MOE issued the Notice on Strictly Forbidding Harmful Apps in Primary and Secondary Schools, which stipulates, among other things, that (i) local primary schools, secondary schools and education departments, should conduct comprehensive investigations on Apps in their campus, and should call off using any Apps containing harmful contents (such as commercial advertisements and internet games) or increasing the burden to the students, and (ii) a filing and reviewing system of learning Apps should be established.

On August 10, 2019, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps, which requires, among others, mobile Apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculties, students or parents as the main users and with education or learning as the main application scenarios, are educational Apps, which should be filed with competent provincial regulatory authorities for education. The Opinions on Educational Apps also requires, among others, that (i) each provider of educational Apps should obtain the ICP License or complete the ICP filing and obtain the certificate and the grade evaluation report for graded protection of cybersecurity before the completion of filing; (ii) the educational Apps with main users under the age of 18 should limit the use time of its App, specify the range of suitable ages, and strictly monitor the content in its App; (iii) if any educational App will be introduced as a mandatory App to students in any school, such educational App should be approved by the applicable school through its collective decision-making process and be filed with the competent regulatory authorities for education; and (iv) the educational Apps selected by regulatory authorities for education and schools as the teaching or management tools are not allowed to charge any fees to students or parents or offer any commercial advertisements or games. On November 11, 2019, the MOE issued the Administrative Measures on Filing of Educational Mobile Apps. In 2020, the MOE established a public channel that can be used to submit complaints with respect to educational apps and set a penalty points system based on the severity of the complaints. For serious complaints substantiated by relevant government authorities, an appropriate number of penalty points is recorded for the relevant educational app provider, and remedial measures also may be required. In the event that an educational app provider receives 12 or more penalty points within 12 months or certain types of serious complaints, the MOE may revoke such provider’s filing, blacklist such provider, remove its educational app from the app store, publicize the complaint or prohibit such provider from submitting any filings for six months. Complaints can be made against both educational app providers and users regarding a variety of matters including failure to file or obtain relevant permits; illegal or inappropriate information; inappropriate collection and use of personal information; and violation of relevant requirements for primary and secondary schools and online after-school training programs.

Regulation Related to Foreign Investment Restrictions

Investments in China by foreign investors and foreign-invested enterprises were previously regulated by the Catalogue of Industries for Guiding Foreign Investment, repealed by the Special Management Measures (Negative List) for the Access of Foreign Investment (2020 Version), or the Negative List, and the Catalogue of Industries for Encouraging Foreign Investment (2020 Version), or the Encouraging Catalogue, which were promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce on December 27, 2020, and became effective on January 27, 2021. Pursuant to the Encouraging Catalogue and the Negative List, foreign investments are categorized as encouraged, restricted and prohibited. Foreign investments that are not listed in the Negative List or Encouraging Catalogue are permitted categories. According to the Negative List, foreign investors are prohibited from holding more than 50% of equity interests in an enterprise which provides value-added telecommunications services (except for e-commerce business, domestic multi-party communications services, store and forward services and call center services).

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and last amended on February 6, 2016, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interests in a foreign-invested enterprise that provides value-added telecommunications services. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing such services.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate structures and contractual arrangements.

In light of the above restrictions and requirements, we conduct our value-added telecommunications businesses through our VIE, Guangzhou XinYiXun.

Regulation Relating to Online Publishing

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

UMeWorld is a holding company without substantive operations and we conduct our businesses through our subsidiaries and our consolidated VIE, or VIE. The chart below summarizes our corporate legal structure and identifies our significant subsidiaries and other entities that are material to our business as of the date of this annual report:

On November 1, 2019, the Company dissolved UMeLook Holdings Limited, a wholly owned subsidiary which was incorporated in the BVI.

VIE Contractual Arrangements

Due to PRC legal restrictions on foreign investment in and ownership of entities engaged in the education industry, we operate our business through our consolidated VIE, or VIE. PRC laws and regulations currently require any foreign entity that invests in the education industry in China to be an educational institution with relevant experience in providing educational services outside of China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. Accordingly, our offshore holding companies are not allowed to directly engage in the education industry in China. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements with our VIE and its shareholders, through which we are able to consolidate the financial results of our VIE. Neither we nor our subsidiaries own any equity interest in our VIE.

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

Overview

We are an offshore holding company conducting our operations in China through our variable interest entity, Guangzhou XinYiXun. Neither we nor our subsidiaries own any share in Guangzhou XinYiXun. Instead, we control and receive the economic benefits of Guangzhou XinYiXun’s business operation through VIE Agreements.

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

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. We have limited cash resources, recurring cash used in operations and operating losses history. As shown in the accompanying consolidated financial statements, we have an accumulated deficit of approximately $30.89 million as of September 30, 2020 and net cash used in operations of 65,681 during the year ended September 30, 2020. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

Results of Operations

The following tables summarize the results of operations for the years ended September 30, 2019, 2018 and 2017 and the annual results of operations for the past three years:

Years Ended September 30	2020	2019	2018
	$	$	$
Revenue	4	113	758
Cost of revenue	0	590	67,778
Selling, general and administrative expenses	134,953	117,177	388,066
Other income	10,765	-	283,988
Interest income	5	14	32
Other expense	24,785	-	8,500
Interest expense	-	-	665,875
Net loss	(148,964)	(117,640)	(845,441)
Net income attributable to noncontrolling interests	-	-	-
Net loss attributable to UMeWorld Limited stockholders	(123,849)	(117,591)	(844,759	) )

RESULTS OF OPERATIONS

The Year Ended September 30, 2020 Compared to the Year Ended September 30, 2019

Revenues

Our revenues decreased from $113 in 2019 to $4 in 2020. This decrease was related to the Company’s lack of funding for any sales and marketing effort.

Cost of Revenues

Our cost of revenues decreased from $590 in 2019 to $0 in 2020. The decrease was due to less headcount-related expenses to service UMFun users.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased by 15% from $117,177 in 2019 to $134,953 in 2020. The increase was mainly due to increased audit expenses.

Other Income

We had net other income of $10,765 in 2020, as compared to net other income of $0 in 2019.

Net loss attributable to UMeWorld Limited stockholders

As a result of the cumulative effect of the foregoing factors, we incurred a net loss attributable to UMeWorld Limited stockholders of $148,964 for the year ended September 30, 2020 as compared to net loss of $117,640 for the year ended September 30, 2019, an increase of $31,324 or about 26.635%.

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

Net loss attributable to UMeWorld Limited stockholders

As a result of the cumulative effect of the foregoing factors, we incurred a net loss attributable to UMeWorld Limited stockholders of $117,640 for the year ended September 30, 2019 as compared to net loss of $845,441 for the year ended September 30, 2018, a decrease of $727,801 or about 86.09%.

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

Working Capital

As of September 30, 2020 and 2019, we had cash balances of $16,890 and $545 respectively. These funds are primarily located in various financial institutions located in Hong Kong, China.

As of September 30, 2020, we had working capital deficiency of approximately $346,426 as compared to a working capital deficiency of $366,938 as of September 30, 2019. Since inception, we have financed operations primarily from the issuance of ordinary shares and promissory notes. We expect to continue ordinary share issuances and issuance of promissory notes to fund our ongoing activities.

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

We expect to continue to spend capital on the sales and marketing activities related to UMFun, our digital education platform. The inability to raise capital would have a material adverse effect on the Company.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own, all of our education business in China is conducted through the VIE Contractual Arrangements. See “Item 4. Information on the Company - Organizational Structure - VIE Contractual Arrangements.” For each of the three years ended September 30, 2020, 2019 and 2018, revenues from our Consolidated Affiliated Entities constituted substantially all of our total consolidated net revenues.

Conducting most of our operations through the VIE Contractual Arrangements entails a risk that we may lose effective control over our Consolidated Affiliated Entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Key Information - D. Risk Factors - Risks Relating to Our Corporate Structure and Restrictions on Our Industry” for more information, including the risk factors titled “If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” and “We rely on the VIE Contractual Arrangements for our PRC operations, which may not be as effective in providing operational control as direct ownership.”

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

Contractual Obligations and Commitments

Excluding accounts payable and accrued liabilities, we do not have any contractual obligations and commitments for the years ended September 30, 2020, 2019 and 2018.

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

B.	Compensation of Directors and Executive Officers

Our independent directors did not receive any compensation for the year ended September 30, 2020, 2019 and 2018. Directors are reimbursed for direct out-of-pocket expenses for attendance at meetings of the Board of Directors and for expenses incurred for and on behalf of the Company.

Summary of Executive Compensation

The table below summarizes the compensation received by our Chief Executive Officer for the fiscal years ended September 30, 2020, 2019 and 2018 and any other executive officer of the Company who received compensation in excess of $40,000 for services rendered during any of those years ("named executive officers").

					Non-equity incentive plan compensation (S)
Name and Principal Position	Year	Salary ($)	Share based awards ($)	Option based awards ($)	Annual incentive plans	Long term incentive plans	Pension value ($)	All other compensation ($)	Total ($)
Michael Lee (1)(2)	2020	30,000	Nil	Nil	Nil	Nil	Nil	Nil	30,000
Chairman and CEO	2019	30,000	Nil	Nil	Nil	Nil	Nil	Nil	30,000
	2018	66,000	Nil	Nil	Nil	Nil	Nil	Nil	66,000

Notes:

(1)	Mr. Michael Lee is not compensated with respect to his appointment as director.
(2)	Mr. Michael Lee agreed to accrue compensation payable to him for the 2020, 2019 and 2018 fiscal years and payable at such times as determined by the Company.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our executive officers and directors individually; and (iii) all of our executive officers and directors as a group. As of the date of this annual report, we had 109,545,271 ordinary shares issued and outstanding.

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

	Shares Beneficially Owned
Name	Number	Percentage
Directors & Executive Officers
Michael Lee (1)	10,623,703	9.70%
Winfield Ding (2)	1,719,326	1.57%
Ford Moore (3)	3,446,214	3.15%
David Milroy (4)	2,080,130	1.90%
All Directors and Executive Officers as a group (5)	17,869,373	16.31%

5% or More Beneficial Owner
Vago International Limited (6)	56,066,020	51.18%
Yan Zeng (7)	5,500,000	5.02%
Ruby Hui (8)	6,982,358	6.37%
First Scion Investments Limited (9)	10,656,642	9.73%

(1)	Includes 6,623,703 ordinary shares and vested options to purchase 4,000,000 ordinary shares.
(2)	Includes 1,419,326 ordinary shares and vested options to purchase 300,000 ordinary shares.
(3)	Includes 2,446,214 ordinary shares and vested options to purchase 1,000,000 ordinary shares.
(4)	Includes 1,080,130 ordinary shares and vested options to purchase 1,000,000 ordinary shares.
(5)	The business address for these individuals is Unit B, 12/F, Hang Seng Causeway Bay Building, 28 Yee Wo Street, Causeway Bay, Hong Kong SAR.
(6)	The business address of Vago International Limited is Flat 6, Block 8, Oak Mansion, 7 Tak Fund Street, Kowloon, Hong Kong SAR. Vago International Limited is wholly owned by Yee W. Chu.
(7)	The business address for Yan Zeng is Suite 601, Haizhu Science and Technology Building, 2429 Xingang East Road, Haizhu District, Guangzhou, China
(8)	Includes 3,982,358 ordinary shares and vested options to purchase 3,000,000 ordinary shares. The business address for Ruby Hui is 2601B, Parkway Court, 4 Park Road, Mid-levels, Hong Kong SAR.
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

Contractual Arrangements with Our VIE

We conduct our operations in China principally through contractual arrangements with our PRC subsidiary, our consolidated affiliated entity in China, and their respective shareholders. See Item 4.C. “Organizational Structure.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees - B. Compensation - Share Incentive Plan.”

Transactions with Our Chief Executive Officer and Other Related Parties

During the year ended September 30, 2020, Michael Lee provided management services to the Company with the amount of $30,000, paid $21,260 expenses on behalf of the Company, advanced $3,084 to the Company, and received $78,992 repayment in cash from the Company. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2020 is $110,358.

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

On April 13, 2020, the Company issued 1,000,000 shares at a price of $0.05 per share to Ford Moore, a director of the Company for net proceeds of $50,000.

On November 22, 2019, the Company issued 300,000 shares at a price of $0.10 per share to Winfield, Yongbiao Ding, the CFO of the Company for net proceeds of $30,000.

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

Not applicable.

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

		High $	Low $
Fourth Quarter	(Ended September 30, 2020)	0.11	0.09
Third Quarter	(Ended June 30, 2020)	0.12	0.09
Second Quarter	(Ended March 31, 2020)	0.15	0.065
First Quarter	(Ended December 31, 2019)	0.10	0.055
Fourth Quarter	(Ended September 30, 2019)	0.07	0.055
Third Quarter	(Ended June 30, 2019)	0.10	0.05
Second Quarter	(Ended March 31, 2019)	0.12	0.09
First Quarter	(Ended December 31, 2018)	0.14	0.075

The foregoing quotations reflect inter-dealer prices without retail mark-up, markdown or commissions and may not necessarily represent actual transactions. Records of our stock transfer agent indicate that as of September 30, 2020 there were approximately 54 record holders of our ordinary shares. This does not include an indeterminate number of shareholders may hold their shares in "street name" or in nominee form.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of September 30, 2020 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of September 30, 2020 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of September 30, 2020 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we noted the following deficiencies that we believe to be material weaknesses:

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

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was not effective as of September 30, 2020.

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

Changes in Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the year ended September 30, 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of September 30, 2020. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees: For the year ended September 30, 2020, we incurred $14,000 in external audit fees, and quarterly reviews in connection with statutory and regulatory filings to our principal accountants as compared to approximately $22,500 for the years ended September 30, 2019 and September 30, 2018.

Audit-Related Fees: For the years ended September 30, 2020 and 2019, we incurred no fees for assurance and related services by the principal accountant.

Tax Fees: For the years ended September 30, 2020 and 2019, we incurred NIL tax fees with our principal accountants.

All Other Fees: For the years ended September 30, 2020 and 2019, we incurred NIL in other fees with our principal accountants.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATD PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

On April 1, 2021, the Company dismissed its independent registered public accounting firm, ZH CPA LLC (“ZH”)As a result of ZH's dismissal as the Company's independent registered public accounting firm, ZH had not completed its audit nor had it issued its report with respect to the Company's consolidated financial statements for the fiscal years ended September 30, 2018, 2019 and 2020 then

The Company has requested that ZH furnish it with a letter addressed to the Securities and Exchange Commission stating whether ZH agrees with the above statements made by the Company in the Form 6-K. The Company will amend the Form 6-K and attach a copy of such letter as an exhibit promptly after ZH furnishes the letter to the Company.

Effective April 2, 2021, we engaged J&S Associate (“JS”) as our new independent registered public accounting firm. During the two most recent fiscal years and through the date of our engagement, we did not consult with JS regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on its financial statements, or (2) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). On July 16, 2021 and June 4, 2021, the Company filed its Annual Reports on Form 20-F for the fiscal years ended September 30, 2019 and 2018 respectively.

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

UMEWORLD LIMITED

DATED: September 27, 2021	By:	/s/ Michael M. Lee
Michael M. Lee, President and
Chief Executive Officer

UMEWORLD LIMITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018

J&S ASSOCIATE (AF002380)

(Registered with PCAOB and MIA)

UNIT B-2-2-2, SOLARIS DUTAMAS 1,

JALAN DUTAMAS 1,

50480, Kuala Lumpur, Malaysia.

Tel : 03-62053622

Fax : 03-62053623

Email : admin@jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

UMeWorld Limited and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of UMeWorld Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit and cash flows for each of the years in the three-year period ended September 30, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations and has incurred a net capital deficit as at September 30, 2020. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ J&S Associate

Certified Public Accountants

September 27, 2021

Malaysia

We have served as the Company’s auditor since 2021.

UMEWORLD LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2020 AND 2019
(All amounts in US Dollars, except share and share related data or otherwise noted)

	2020	2019
ASSETS
CURRENT ASSETS
Cash	$16,890	$545
Deposit	-	14,034
Prepayment	-	-
TOTAL CURRENT ASSETS	16,890	14,579
NON-CURRENT ASSETS
Property and equipment, net	-	-
TOTAL NON-CURRENT ASSETS	-	-
TOTAL ASSETS	$16,890	$14,579

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
Accounts payable	22,200	24,725
Due to related parties	112,151	138,412
Accrued liabilities and other payables	228,965	218,380
TOTAL CURRENT LIABILITIES	363,316	381,517
TOTAL LIABILITIES	$363,316	$381,517

Commitments and Contingencies

STOCKHOLDERS’ DEFICIT
Ordinary shares: $ 0.0001 par value;
Authorized: 250,000,000 shares; issued and outstanding as of September 30, 2019 – 104,524,189, September 30, 2020 – 107,005,276	10,701	10,453
Additional paid-in capital	30,408,663	30,264,550
Accumulated deficit	(30,885,541)	(30,736,577)
Accumulated other comprehensive income	119,751	94,636
Total UMeWorld Limited stockholders' deficit	(346,426)	(366,938)
Noncontrolling interest	-	-
TOTAL STOCKHOLDERS’ DEFICIT	(346,426)	(366,938)
TOTAL LIABILITES AND STOCKHOLDERS’ DEFICIT	$16,890	$14,579

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018
(All amounts in US Dollars, except share and share related data or otherwise noted)

	2020	2019	2018

Revenues	$4	$113	$758
TOTAL REVENUES	4	113	758

Cost of revenues	-	(590)	(67,778)

GROSS LOSS	4	(477)	(67,020)

OPERATING EXPENSES
Selling, general and administrative expenses	134,953	117,177	388,066
TOTAL OPERATING EXPENSES	134,953	117,177	388,066

LOSS FROM OPERATIONS	(134,949)	(177,654)	(455,086)

OTHER INCOME (EXPENSES)
Other income	10,765	-	60,035
Gain on dissolution of subsidiaries	-	-	223,953
Interest income	5	14	32
Other expense	(24,785)	-	(8,500)
Interest expense	-	-	(665,875)
TOTAL OTHER INCOME (EXPENSES)	(148,964)	14	(390,355)

LOSS BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	(148,964)	(117,640)	(845,441)

INCOME TAX EXPENSE	-	-	-

NET LOSS	(148,964)	(117,640)	(845,441)
Net income attributable to noncontrolling interests	-	-	-
Net loss attributable to UMeWorld Limited stockholders	$(148,964)	$(117,640)	$(845,411)

Comprehensive loss
Net loss	$(148,964)	$(117,640)	$(845,441)
Foreign currency translation income (loss)	25,115	49	682
Total comprehensive loss	(123,849)	(117,591)	(844,759)
Less: comprehensive income attributable to noncontrolling Interests	-	-	-
Comprehensive loss attributable to UMeWorld Limited stockholders	$(123,849)	$(117,591)	$(844,759)

Net loss per share attributable to UMeWorld Limited stockholders
Basic and diluted	$(0.00)	$(0.00)	$(0.01)
Weighted average number of common shares outstanding
Basic and diluted	107,005,276	104,524,189	89,375,475

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018
(All amounts in US Dollars, except share and share related data or otherwise noted)

	Ordinary shares					Total
	Number of Shares	Amount	Additional Paid in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	UMeWorld Limited Stockholders’ Deficit	Non-Controlling Interest	Total Stockholders’ Deficit

Balance as of September 30, 2017	89,504,000	$8,951	$25,404,058	$93,905	$(29,773,496)	(4,266,582)	$232,453	$(4,034,129)
Warrants issued	-	-	159,237	-	-	159,237	-	159,237
Forgiveness of liability			382,080	-	-	382,080	-	382,080
Stock issued for services	122,337	12	14,668	-	-	14,680		14,680
Stock issued for cash	1,200,000	120	149,890	-	-	150,010	-	150,010
Stock issued for debt conversion(8)	13,697,852	1,370	4,107,985	-	-	4,109,355	-	4,109,355
Dissolution of subsidiaries	-	-	46,632	-	-	46,632	(232,453)	(185,821)
Foreign currency translation	-	-	-	682	-	682	-	682
Net loss for the year	-	-	-	-	(845,441)	(845,441)	-	(845,441)
Balance as of September 30, 2018	104,524,189	$10,453	$30,264,550	$94,587	$(30,618,937)	(249,347)	$-	$(249,347)
Foreign currency translation	-	-	-	49		49		49
Net loss for the year	-	-	-	-	(117,640)	(117,640)	-	(117,640)
Balance as of September 30, 2019	104,524,189	$10,453	$30,264,550	$94,636	$(30,736,577)	(366,938)	$-	$(366,938)
Stock issued for cash	2,481,087	248	144,113	-	-	144,361	-	144,361
Foreign currency translation	-	-	-	25,115		25,115		25,115
Net loss for the year	-	-	-	-	(148,964)	(148,964)	-	(148,964)
Balance as of September 30, 2020	107,005,276	$10,701	$30,408,663	$119,751	$(30,885,541)	(346,426)	$-	$(346,426)

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2020, 2019 AND 2018
(All amounts in US Dollars)

	2020	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(148,964)	$(117,640)	$(845,441)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	-	113	4,846
Stock issued for service	-	-	14,680
Amortization of debt discount	-	-	421,169
Changes in assets and liabilities:
Deposit	14,034	551	(14,321)
Prepayment	-	1,324	17,019
Accounts payable	(2,525)	2,625	31,001
Accrued liabilities and other payables	71,774	30,463	132,932
Due to related parties	-	76,703	-
NET CASH USED IN OPERATING ACTIVITIES	$(65,681)	$(5,861)	$(238,115)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	144,361	-	150,010
Proceeds from note payables	-	-	288,976
Proceeds from note payables - Related Parties	-	-	35,000
Repayments to related parties	(78,992)	-	(40,825)
Proceeds from related parties	1,235	-	-
Dissolution of subsidiaries	-	-	(185,822)
NET CASH PROVIDED BY FINANCING ACTIVITIES	$66,604	$-	$247,339

Effect of exchange rate changes on cash and cash equivalents	15,422	(20)	(11,264)
NET INCREASE IN CASH	16,345	(5,881)	(2,040)
Cash and cash equivalents at beginning of year	545	6,426	8,466
Cash and cash equivalents at end of year	$16,890	$545	$6,426

NON-CASH INVESTING AND FINANCING TRANSACTIONS
Expenses paid by related parties	$-	$-	$18,626
Services provided by related parties	$-	$-	$66,000
Discount due to debt issued with warrants	$-	$-	$159,237
Issuance of stock for loans and salary	$-	$-	$4,109,355
Forgiveness of liability	$-	$-	$382,080

SUPPLEMENTARY DISCLOSURE:
Income tax paid	$-	$-	$-
Interest paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020, 2019 AND 2018

NOTE 1. NATURE OF BUSINESS AND GOING CONCERN

UMeWorld Limited (the “Company”), the holding company for a group of companies, was originally incorporated as AlphaRx Inc. (“AlphaRx”) under the laws of the State of Delaware on August 8, 1997. The Company was re-domiciled to British Virgin Islands (BVI) and continued as a BVI registered company on January 7, 2013. On March 8, 2013, AlphaRx changed its name to UMeWorld Limited. AlphaRx Inc. was a pharmaceutical company specializing in the formulation of therapeutic products using proprietary drug delivery technologies. On November 4, 2011, the Company ceased all operations of its drug development business and adopted a new corporate development strategy that changed the business operation of the Company to digital media and digital education. The Company does not own any material assets and conducts its operations in China through its variable interest entity, Guangzhou XinYiXun.

On November 1, 2019, the Company dissolved UMeLook Holdings Limited, a wholly owned subsidiary which was incorporated in the BVI.

The Company, its subsidiaries, its consolidated subsidiaries and variable interest entity (“VIE”) are collectively referred to as the (“Group”).

As of September 30, 2020, details of the Company’s subsidiaries and VIE are as follows:

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

UMeLook Limited (“UMeLook HK”), the Company’s 100% owned subsidiaries, was incorporated in Hong Kong on February 23, 2012.

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

As of September 30, 2020 and 2019, the carrying amount and classification of the assets and liabilities in the Company’s balance sheets that relate to the Company’s VIE is as follows:

	September 30, 2020	September 30, 2019
Assets
Cash	$5,767	$28
Prepayment and other assets	-	14,034
Property and equipment, net	-	-
Total assets of VIE	$5,767	$14,062
Liabilities
Accrued liabilities and other payable	$362,836	$357,547
Due to VIE holding companies	18,646	18,065
Due to related parties	2,237,667	2,234,347
Total liabilities of VIE	$2,619,149	$2,609,959

Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has suffered from net loss of $148,964 during the year ended September 30, 2020. Also, at September 30, 2020, the Company has incurred the accumulated deficits of $30,885,541. Accordingly, the financial statements do not include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary in the event that the Company is unable to continue as a going concern. The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these consolidated financial statements. These adverse conditions are working capital deficiency, recurring operating losses, accumulated stockholders’ deficit, and continued reliance on external funding sources. In order to mitigate the going concern issues, the Company is constantly pursuing new business arrangements and striving to achieve profitability, and seeking capital funding on an ongoing basis via the issuance of promissory notes and private placements. There is no assurance that management's plan will be successful.

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

	September 30, 2020	September 30, 2019	September 30, 2018
Year-end CAD: USD exchange rate	0.7483	0.7553	0.7755
Annual average CAD: USD exchange rate	0.7435	0.7536	0.7795
Year-end RMB: USD exchange rate	0.1470	0.1401	0.1456
Annual average RMB: USD exchange rate	0.1427	0.1455	0.1530
Year-end HKD: USD exchange rate	0.1290	0.1276	0.1278
Annual average HKD: USD exchange rate	0.1286	0.1276	0.1277

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

The following table presents securities that could potentially dilute basic loss per share in the future. For all periods presented, the potentially dilutive securities were not included in the computation of diluted loss per share because these securities would have been antidilutive for the years ended September 30:

	2020	2019	2018
Stock options	10,300,000	10,300,000	11,300,000
Common stock warrants	-	-	-
Total	10,300,000	10,300,000	11,300,000

Cash

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

As of September 30, 2020 and 2019, the Company had cash in the amount of $16,890 and $545, respectively.

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

There was no impairment charge recognized for long-lived assets as of September 30, 2020 and 2019.

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

The Company generates substantially all of its revenues through UMFun app. The Company’s revenue is reported net of discounts, value added tax and surcharges. During the year ended September 30, 2020, and 2019 the Company recognized revenue in the amount of $0 and $113 respectively.

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

NOTE 3. PROPERTY AND EQUIPMENT

For the years ended September 30, 2020, 2019 and 2018 the Company recorded depreciation expense of $0, $113 and $4,846 respectively.

NOTE 4. ACCOUNTS PAYABLE, ACCRUED LIABILITIES AND OTHER PAYABLES

Accounts payable, accrued liabilities and other payables are comprised of the following:

	September 30, 2020	September 30, 2019
Accounts Payable	$22,200	$24,725
Accrued Liabilities and Other Payables	228,965	218,380
TOTAL	$251,165	$243,105

The accounts payable comprises amounts owing to individuals for professional and technical services provided to the Company.

Items included in the accrued liabilities and other payables are advances from employees, and accrued expenses for services received. As of September 30, 2020, the balance mainly consisted of advances from individual of $218,733, and accrued payroll of $1,347. As of September 30, 2019, the balance mainly consisted of advances from individuals of $181,104 and accrued payroll of $19,591.

NOTE 5. DUE TO RELATED PARTIES

The amounts represented temporary advances to the Company by the related parties of the Company, which were unsecured, interest-free and had no fixed terms of repayments.

NOTE 6. COMMITMENTS AND CONTINGENCIES

As of September 30, 2020, the Company has no material commitments and contingencies.

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

On August 27, 2020 and September 16, 2020, the Company issued a total of 1,078,445 restricted shares to Ruby Hui, over 5% shareholder of the Company at $0.05 per share pursuant to three private placement agreements.

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

As of September 30, 2020 and 2019, there were 107,005,276 and 104,524,189 shares issued and outstanding respectively.

NOTE 8. INCOME TAXES

BVI

UMeWorld Limited, and AlphaRx International Holdings were incorporated in the BVI and, under the current laws of the BVI, are not subject to income taxes.

Canada

AlphaRx Canada Limited was incorporated in Canada and is subject to income tax rate of 38%.

Hong Kong

UMeLook HK, and UMeZone Adaptive Learning Technology Limited were incorporated and subject to the Hong Kong Profits Tax at the income tax rates ranging from 8.25% to 16.5% on the assessable income arising in Hong Kong during its tax year. No provision for Hong Kong Profits tax has been made as these companies had no taxable income during the years ended September 30, 2020, 2019 and 2018.

PRC

The Company’s subsidiaries, UMeLook (Guangzhou) Information Technology Co. Ltd. and YouYiXue (Guangzhou) Information Technology Co. Ltd., and VIE, XinYiXun, registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) of 25% on the taxable income in accordance with the relevant PRC income tax laws. No provision for PRC income tax has been made as these companies had no taxable income during the years ended September 30, 2020, 2019 and 2018.

The tax effect of material temporary differences representing deferred tax assets is estimated as follows:

	2020		2019	2018
Deferred tax assets:
Canada	$288		$763	$135,390
Hong Kong	428		546	23,638
PRC	157		1,756	362,828
Sub-total	873		3,065	521,856
Less: Valuation allowance	(873	) )	(3,065)	(521,856)
Net deferred tax assets	$-		$-	$-

The valuation allowance as of September 30, 2020 and 2019 totaled $873 and $3,065, respectively which consisted primarily of established reserves for deferred tax assets arising from non-capital operating loss carry forwards for our entities in United States and our foreign entities. The tax rates being used to determine deferred tax assets are estimated at 38% for Canada, 25% for mainland China, and 16.5% for Hong Kong. The consolidated effective tax (benefit) rate as a percentage of income (loss) before income taxes is as follows.

	Years Ended September 30,
	2020	2019	2018
PRC enterprise income tax rate	25.00%	25.00%	25.00%
Effect of income tax difference under different tax jurisdictions	-21.40%	-21.40%	-13.77%
Effect of valuation allowance on deferred income tax assets	-3.60%	-3.60%	-1.55%
Effect of expense not deductible for tax purpose	-%	-%	-10.01%
Effective tax rate	0.00%	0.00%	0.00%

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and considered that no provision for uncertainty in income taxes was necessary as of September 30, 2020 and 2019.

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

The following table summarizes the Company’s share option activity during the years ended September 30, 2020, 2019 and 2018:

	Number Outstanding	Exercise Price Per Share	Weighted- Average Exercise Price
Outstanding as of September 30, 2018	11,300,000	$0.15 – 0.20	$0.16
Granted	-	0.20	-
Exercised	-	-	-
Options forfeited/cancelled	(1,000,000)	0.20	-
Outstanding as of September 30, 2019	10,300,000	$0.15 – 0.20	$0.15
Granted	-	-	-
Exercised	-	-	-
Options forfeited/cancelled	-	-	-
Outstanding as of September 30, 2020	10,300,000	$0.15 – 0.20	$0.15

The following table summarizes the ordinary shares of the Company issuable upon exercise of options outstanding as of September 30, 2020, 2019 and 2018.

	Share Options Outstanding/ Exercisable
	Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)
September 30, 2020	$0.15-$0.20	10,300,000	3.66
September 30, 2019	$0.15-$0.20	10,300,000	4.67
September 30, 2018	$0.15-$0.20	11,300,000	5.22

As of September 30, 2020 and 2019, the intrinsic values of both outstanding options and exercisable options were $926,999 and $669,499, respectively. There were no options exercised during the years ended September 30, 2020, 2019, and 2018; and no stock based compensation is recognized from stock options during the years ended September 30, 2020, 2019, and 2018.

NOTE 10. RELATED PARTY TRANSACTIONS

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

During the year ended September 30, 2020, Michael Lee provided management services to the Company with the amount of $30,000, paid $21,260 expenses on behalf of the Company, advanced $3,084 to the Company, and received $78,992 repayment in cash from the Company. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2020 is $110,358.

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

On August 27, 2020 and September 16, 2020, the Company issued a total of 1,078,445 restricted shares to Ruby Hui, over 5% shareholder of the Company at $0.05 per share pursuant to two private placement agreements.

NOTE 11. SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2020, up through the date the Company issued the audited consolidated financial statements. During the period, the Company has the material subsequent events, as follows:

On October 28, 2020, the Company issued a total of 800,000 restricted shares to Ruby Hui, over 5% shareholder of the Company at $0.05 per share pursuant to a private placement agreement.

On May 20, 2021, The Company acquired the master franchise right of Easy Learn AI-Powered English ("Easy Learn") for Southern China from Beijing Sunshine Education Co., Limited under a Platform Use Agreement.

