Form 20-F
period 2021-09-30
UMeWorld Ltd
filed 2022-02-14
CIK 1114936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2021

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

As of September 30, 2021, there were 109,545,271 shares outstanding of the issuer’s ordinary shares.

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

FORM 20-F

For the Years Ended September 30, 2021, 2020 and 2019

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

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of operations and other comprehensive loss data for the fiscal years ended September 30, 2021, 2020 and 2019 and the consolidated balance sheets data as of September 30, 2021, 2020 and 2019 are derived from audited consolidated financial statements included elsewhere in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statements of Operations and Other Comprehensive Loss Data:

	For the Years Ended September 30,
	2021	2020	2019
Revenues	2,832	4	113
Gross loss	(16,809)	4	(477)
Operating expenses	(86,848)	(134,953)	(117,177)
Loss from operations	(103,657)	(134,949)	(117,654)
Other (expenses) income, net	(3,779)	(14,015)	14
Net loss	(107,436)	(148,964)	(117,640)

Selected Consolidated Balance Sheets Data:

	As of September 30,
	2021	2020	2019
Current assets	36,963	16,890	14,579
Total assets	56,203	16,890	14,579
Current liabilities	262,969	363,316	381,517
Total liabilities	262,969	363,316	381,517
Total shareholders’ deficit	(206,766)	(346,426)	(366,938)

Selected Consolidated Statements of Cash Flows Data:

	For the Years Ended September 30,
	2021	2020	2019
Net cash used in operating activities	(120,144)	(65,681)	(5,861)
Net cash used in investing activities	(20,687)	-	-
Net cash provided by financing activities	120,634	66,604	-
Effect of exchange rate changes on cash and cash equivalents	11,127	15,422	(20)
Net (decrease) increase in cash	(9,070)	16,345	(5,881)
Cash and cash equivalents, beginning of the year	16,890	545	6,426
Cash and cash equivalents, end of the year	7,820	16,890	545

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business prospect.

The PRC private education industry, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes recently. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, or the Alleviating Burden Opinion, sets out a series of operating requirements on after-school tutoring institutions, including, among other things, (i) local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, or the Academic AST Institutions, and all the existing Academic AST Institutions shall be registered as non-profit, and local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students in grade ten to twelve; (ii) online Academic AST Institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (v) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks; (vi) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas; (vii) fees charged for academic subjects tutoring in compulsory education will need to follow the guidelines from the government to prevent any excessive charging or excessive profit-seeking activity; (viii) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; and (ix) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited. The Alleviating Burden Opinion further provides that administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. It remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students in grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion. Furthermore, on August 18, 2021, the Beijing Municipality Government and the Beijing Municipal Committee of the Communist Party of China jointly published the full text of the Beijing Municipality’s Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Beijing, or the Beijing Measures, to implement the Alleviating Burden Opinion.

To implement the Alleviating Burden Opinion, on September 7, 2021, the Chinese Ministry of Education, or the MOE, published on its official website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees.

Our business prospect have been and will be materially and adversely affected by the actions we have taken to date and consider taking to be in compliance with the Alleviating Burden Opinion and its implementation measures. We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion and its implementation measures.

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

We are subject to China Mobile’s terms and conditions for application developers, which govern the promotion, distribution and operation of educational applications on the “AND” Education Platform. We have entered into a Product Co-operation Agreement with China Mobile, which governs the promotion, distribution and operation of educational applications on the “AND” Education Platform. This Agreement expired on October 31, 2021. There can be no assurance that China Mobile will renew this Agreement.

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

We have incurred annual operating losses since our inception. Consequently, as of September 30, 2021, we had an accumulated deficit of $30,992,977. Our revenues for the years ended September 30, 2021, 2020, and 2019 were $2,832, $4, and $113, respectively. Our revenues have not been sufficient to sustain our operations. In order to achieve profitability our revenue streams will have to increase and there is no assurance that revenues can increase to such a level. We may never be profitable. Our ability to achieve profitability is affected by various factors, including:

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

We may be unable to raise on acceptable terms, if at all, the substantial capital resources necessary to conduct our operations. If we are unable to raise the required capital, we may be forced to curtail business development activities and, ultimately, cease operations. As at September 30, 2021, we had working capital deficiency of $226,006 as compared to working capital deficiency of $346,426 as at September 30, 2020. The independent auditor’s report for the year ended September 30, 2021 includes an explanatory paragraph stating that our recurring losses from operations and working capital levels raise substantial doubt about our ability to continue as a going concern.

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

On May 20, 2021, we entered into a Platform Usage Agreement for Easy Learn English with Beijing Deyibai Education Technology Co., Ltd. Easy Learn English combines artificial intelligence with human tutors to deliver personalized one on one English learning for Grade 5 to University level students. Under the terms of this Agreement, the Company has setup both corporate-owned and franchised centers surrounding the Greater Bay area in Guangdong province.

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

On April 16, 2021, the Company dissolved AlphaRx Canada Limited, a wholly owned subsidiary which was incorporated in the Province of Ontario, Canada. The dissolution did not have a material impact on the Company’s consolidated financial statements.

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

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. We have limited cash resources, recurring cash used in operations and operating losses history. As shown in the accompanying consolidated financial statements, we have an accumulated deficit of approximately $30.99 million as of September 30, 2021, net loss of $0.11 million, and net cash used in operating activities of $0.12 million for the year ended September 30, 2021. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

Results of Operations

The following tables summarize the results of operations for the years ended September 30, 2021, 2020 and 2019 and the annual results of operations for the past three years:

Years Ended September 30	2021	2020	2019
	$	$	$
Revenue	2,832	4	113
Cost of revenue	(19,641)	-	(590)
Selling, general and administrative expenses	(86,848)	(134,953)	(117,177)
Other income	-	10,765	-
Interest income	31	5	14
Other expense	(3,810)	(24,785)	-
Income tax expense	-	-	-
Net loss	(107,436)	(148,964)	(117,640)

RESULTS OF OPERATIONS

The Year Ended September 30, 2021 Compared to the Year Ended September 30, 2020

Revenues

Our revenues increased from $4 in 2020 to $2,832 in 2021. This increase was related to the Company’s Easy Learn English product.

Cost of Revenues

Our cost of revenues increased from $0 in 2020 to $19,641 in 2021. The increase was due to headcount-related expenses to serve Easy Learn English product.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses decreased from $134,953 in 2020 to $86,848 in 2021 due to decreased sales and marketing activities.

Other Income

We had $0 other income in 2021, as compared to other income of $10,765 in 2020.

Other Expense

We had $3,810 other expense in 2021, as compared to other expense of $24,785 in 2020, a decrease of $20,975 or about 84.63%.

Income Tax Expense

There was no income tax expense incurred for the years ended September 30, 2021 and 2020.

Net loss

As a result of the cumulative effect of the foregoing factors, we incurred a net loss of $107,436 for the year ended September 30, 2021 as compared to net loss of $148,964 for the year ended September 30, 2020, a decrease of $41,528 or about 27.88%. The decrease was mainly attributed from the decrease in selling, general and administrative expenses.

The Year Ended September 30, 2020 Compared to the Year Ended September 30, 2019

Revenues

Our revenues decreased from $113 in 2019 to $4 in 2020. This decrease was related to the Company’s lack of funding for any sales and marketing effort.

Cost of Revenues

Our cost of revenues decreased from $590 in 2019 to $0 in 2020. The decrease was due to less headcount-related expenses to serve UMFun users.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased by 15% from $117,177 in 2019 to $134,953 in 2020. The increase was mainly due to increased audit expenses.

Other Income

We had other income of $10,765 in 2020, as compared to other income of $0 in 2019.

Other Expense

We had $24,785 other expense in 2020, as compared to other expense of $0 in 2020, a increase of $24,785.

Income Tax Expense

There was no income tax expense incurred for the years ended September 30, 2020 and 2019.

Net loss

As a result of the cumulative effect of the foregoing factors, we incurred a net loss of $148,964 for the year ended September 30, 2020 as compared to net loss of $117,640 for the year ended September 30, 2019, an increase of $31,324 or about 26.63%. The increase was mainly attributable from the increase in selling, general and administrative expenses.

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

Working Capital

As of September 30, 2021 and 2020, we had cash balances of $7,820 and $16,890 respectively. These funds are primarily located in various financial institutions located in Hong Kong and the PRC.

As of September 30, 2021, we had working capital deficiency of approximately $226,006 as compared to a working capital deficiency of $346,426 as of September 30, 2020. Since inception, we have financed operations primarily from the issuance of ordinary shares and promissory notes. We expect to continue ordinary share issuances and issuance of promissory notes to fund our ongoing activities.

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

We expect to continue to spend capital on the sales and marketing activities related to Easy Learn English. The inability to raise capital would have a material adverse effect on the Company.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own, all of our education business in China is conducted through the VIE Contractual Arrangements. See “Item 4. Information on the Company - Organizational Structure - VIE Contractual Arrangements.” For each of the three years ended September 30, 2021, 2020 and 2019, revenues from our Consolidated Affiliated Entities constituted substantially all of our total consolidated net revenues.

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

Contractual Obligations and Commitments

Excluding accounts payable and accrued liabilities, we do not have any contractual obligations and commitments for the years ended September 30, 2021, 2020 and 2019.

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

Recent Accounting Pronouncements

For a summary of recently issued accounting pronouncements, see Note 2 to our consolidated financial statements

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position	Term
Michael M. Lee	58	Founder, Chairman, Chief Executive Officer	Since 8/8/1997
Winfield, Yongbiao Ding	57	Chief Financial Officer (Part time)	Since 6/5/2017
Dr. David Milroy	69	Independent Director	Since 4/15/2003
Dr. Ford Moore	69	Independent Director	Since 4/15/2003

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

B.	Compensation of Directors and Executive Officers

Our independent directors did not receive any compensation for the year ended September 30, 2021, 2020 and 2019. Directors are reimbursed for direct out-of-pocket expenses for attendance at meetings of the Board of Directors and for expenses incurred for and on behalf of the Company.

Summary of Executive Compensation

The table below summarizes the compensation received by our Chief Executive Officer for the fiscal years ended September 30, 2021, 2020 and 2019 and any other executive officer of the Company who received compensation in excess of $40,000 for services rendered during any of those years ("named executive officers").

					Non-equity incentive plan compensation (S)
Name and Principal Position	Year	Salary ($)	Share based awards ($)	Option based awards ($)	Annual incentive plans	Long term incentive plans	Pension value ($)	All other compensation ($)	Total ($)
Michael Lee (1)(2)	2021	30,000	Nil	Nil	Nil	Nil	Nil	Nil	30,000
Chairman and CEO	2020	30,000	Nil	Nil	Nil	Nil	Nil	Nil	30,000
	2019	30,000	Nil	Nil	Nil	Nil	Nil	Nil	30,000

Notes:

(1)	Mr. Michael Lee is not compensated with respect to his appointment as director.
(2)	Mr. Michael Lee agreed to accrue compensation payable to him for the 2021, 2020 and 2019 fiscal years and payable at such times as determined by the Company.

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees - B. Compensation - Share Incentive Plan.”

Transactions with Our Chief Executive Officer and Other Related Parties

During the year ended September 30, 2021, Michael Lee provided management services to the Company with the amount of $30,000, paid $4,906 expenses on behalf of the Company, advanced $191,318 to the Company, and received $268 repayment in cash from the Company. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2021 is $415,347.

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

During the quarter ended June 30, 2021, the Company issued an aggregated 1,139,995 shares at a price of $0.12 per share to three individual investors for net proceeds of $136,800.

During the quarter ended March 31, 2021, the Company issued an aggregated 500,000 shares at a price of $0.12 per share to two individual investors for net proceeds of $60,000.

On February 23, 2021, the Company issued 100,000 shares at a price of $0.12 per share to Winfield, Yongbiao Ding, the Chief Financial Officer of the Company for net proceeds of $12,000.

On October 28, 2020, the Company issued 800,000 shares at a price of $0.05 per share to Ruby Hui, the shareholder of the Company for net proceeds of $40,000.

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

		High $	Low $
Fourth Quarter	(Ended September 30, 2021)	0.40	0.11
Third Quarter	(Ended June 30, 2021)	0.28	0.28
Second Quarter	(Ended March 31, 2021)	0.20	0.20
First Quarter	(Ended December 31, 2020)	0.17	0.17
Fourth Quarter	(Ended September 30, 2020)	0.09	0.09
Third Quarter	(Ended June 30, 2020)	0.09	0.09
Second Quarter	(Ended March 31, 2020)	0.15	0.065
First Quarter	(Ended December 31, 2019)	0.10	0.055

The foregoing quotations reflect inter-dealer prices without retail mark-up, markdown or commissions and may not necessarily represent actual transactions. Records of our stock transfer agent indicate that as of September 30, 2021 there were approximately 58 record holders of our ordinary shares. This does not include an indeterminate number of shareholders may hold their shares in "street name" or in nominee form.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of September 30, 2021 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of September 30, 2021 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of September 30, 2021 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we noted the following deficiencies that we believe to be material weaknesses:

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

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was not effective as of September 30, 2021.

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

Changes in Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the year ended September 30, 2021 we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of September 30, 2021. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees: For the year ended September 30, 2021, we incurred $14,000 in external audit fees, and quarterly reviews in connection with statutory and regulatory filings to our principal accountants as compared to approximately $14,000 for the year ended September 30, 2020.

Audit-Related Fees: For the years ended September 30, 2021 and 2020, we incurred no fees for assurance and related services by the principal accountant.

Tax Fees: For the years ended September 30, 2021 and 2020, we incurred NIL tax fees with our principal accountants.

All Other Fees: For the years ended September 30, 2021 and 2020, we incurred NIL in other fees with our principal accountants.

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

Effective April 2, 2021, we engaged J&S Associate (“JS”) as our new independent registered public accounting firm. During the two most recent fiscal years and through the date of our engagement, we did not consult with JS regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on its financial statements, or (2) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). On September 27, 2021, July 16, 2021 and June 4, 2021, the Company filed its Annual Reports on Form 20-F for the fiscal years ended September 30, 2020, September 30, 2019 and September 30, 2018 respectively.

ITEM 16G. CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Financial Statements are set forth under Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of UMeWorld Limited, its subsidiaries and its variable interest entity are included at the end of this annual report.

ITEM 19. EXHIBITS

The following exhibits are incorporated by reference.

Exhibit No.	Description of Document
3(i)(a)	Memorandum of Association and Articles of Association of AlphaRx, Inc., a BVI Corporation (incorporated by reference to the Form 8-K filed on April 15, 2013).
3(i)(b)	Certificate of Name Change to UMeWorld Limited (incorporated by reference to the Form 8-K filed on April 15, 2013).
3(i)(c)	Amended Memorandum and Articles of Association of UMeWorld Limited (incorporated by reference to the Form 6-K filed on May 24, 2013).
3(i)(d)	Certificate of Name Change to UMeWorld Limited (incorporated by reference to the Form 6-K filed on May 25, 2013).
10.1	2013 Share Incentive Plan adopted July 1, 2013 (incorporated by reference to the Form 6-K filed on August 19, 2013)
10.2	2013 Incentive Bonus Plan adopted July 1, 2013 (incorporated by reference to the Form 6-K filed on August 19, 2013)
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

* To be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UMEWORLD LIMITED

DATED: February 14, 2022	By:	/s/ Michael M. Lee
Michael M. Lee, President and
Chief Executive Officer

UMEWORLD LIMITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

58

J&S ASSOCIATE (AF002380)

(Registered with PCAOB and MIA)

UNIT B-2-2-2, SOLARIS DUTAMAS 1,

JALAN DUTAMAS 1,

50480, Kuala Lumpur, Malaysia.

Tel : 03-62053622

Fax : 03-62053623

Email : admin@jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

UMeWorld Limited and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of UMeWorld Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit and cash flows for each of the years in the three-year period ended September 30, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

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

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations and has incurred a net capital deficit as at September 30, 2021. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ J&S Associate

Certified Public Accountants

February 14, 2022

Malaysia

We have served as the Company’s auditor since 2021.

UMEWORLD LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts in US Dollars, except share and share related data or otherwise noted)

	2021	2020
ASSETS
CURRENT ASSETS
Cash	$7,820	$16,890
Deposit	2,494	-
Prepayment	26,649	-
TOTAL CURRENT ASSETS	36,963	16,890
NON-CURRENT ASSETS
Property and equipment, net	19,240	-
TOTAL NON-CURRENT ASSETS	19,240	-
TOTAL ASSETS	$56,203	$16,890

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
Accounts payable	23,365	22,200
Due to related parties	27,955	112,151
Accrued liabilities and other payables	211,649	228,965
TOTAL CURRENT LIABILITIES	262,969	363,316
TOTAL LIABILITIES	$262,969	$363,316

Commitments and Contingencies

STOCKHOLDERS’ DEFICIT
Ordinary shares: $ 0.0001 par value;
Authorized: 250,000,000 shares; Issued and outstanding: 109,545,271 and 107,005,276 shares as of September 30, 2021 and 2020, respectively	10,955	10,701
Additional paid-in capital	30,657,209	30,408,663
Accumulated other comprehensive income	118,047	119,751
Accumulated deficit	(30,992,977)	(30,885,541)
Total stockholders' deficit	(206,766)	(346,426)

TOTAL LIABILITES AND STOCKHOLDERS’ DEFICIT	$56,203	$16,890

 The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019
(All amounts in US Dollars, except share and share related data or otherwise noted)

	2021	2020	2019

Revenues	$2,832	$4	$113
TOTAL REVENUES	2,832	4	113

Cost of revenues	(19,641)	-	(590)

GROSS LOSS	(16,809)	4	(477)

OPERATING EXPENSES
Selling, general and administrative expenses	86,848	134,953	117,177
TOTAL OPERATING EXPENSES	86,848	134,953	117,177

LOSS FROM OPERATIONS	(103,657)	(134,949)	(117,654)

OTHER INCOME (EXPENSES)
Other income	-	10,765	-
Interest income	31	5	14
Other expense	(3,810)	(24,785)	-
TOTAL OTHER (EXPENSES) INCOME	(3,779)	(14,015)	14

LOSS BEFORE INCOME TAXES	(107,436)	(148,964)	(117,640)

INCOME TAX EXPENSE	-	-	-

NET LOSS	$(107,436)	$(148,964)	$(117,640)

Comprehensive loss:
Net loss	$(107,436)	$(148,964)	$(117,640)
Foreign currency translation (loss) income	(1,704)	25,115	49
Total comprehensive loss	$(109,140)	$(123,849)	$(117,591)

Net loss per share:
Basic and diluted	$(0.00)	$(0.00)	$(0.00)
Weighted average number of common shares outstanding:
Basic and diluted	108,591,506	107,005,276	104,524,189

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019
(All amounts in US Dollars, except share and share related data or otherwise noted)

	Ordinary shares
			Additional	Accumulated Other		Total
	Number of Shares	Amount	Paid in Capital	Comprehensive Income	Accumulated Deficit	Stockholders’ Deficit

Balance as of September 30, 2018	104,524,189	$10,453	$30,264,550	$94,587	$(30,618,937)	$(249,347)
Foreign currency translation	-	-	-	49	-	49
Net loss for the year	-	-	-	-	(117,640)	(117,640)
Balance as of September 30, 2019	104,524,189	$10,453	$30,264,550	$94,636	$(30,736,577)	$(366,938)
Stock issued for cash	2,481,087	248	144,113	-	-	144,361
Foreign currency translation	-	-	-	25,115	-	25,115
Net loss for the year	-	-	-	-	(148,964)	(148,964)
Balance as of September 30, 2020	107,005,276	$10,701	$30,408,663	$119,751	$(30,885,541)	$(346,426)
Stock issued for cash	2,539,995	254	248,546	-	-	248,800
Foreign currency translation	-	-	-	(1,704)	-	(1,704)
Net loss for the year	-	-	-	-	(107,436)	(107,436)
Balance as of September 30, 2021	109,545,271	10,955	$30,657,209	118,047	$(30,992,977)	$(206,766)

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019
(All amounts in US Dollars)

	2021	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(107,436)	$(148,964)	$(117,640)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	1,436	-	113
Changes in assets and liabilities:
Deposit	(2,494)	14,034	551
Prepayment	(26,649)	-	1,324
Accounts payable	1,165	(2,525)	2,625
Accrued liabilities and other payables	13,834	71,774	30,463
Due to related parties	-	-	76,703
NET CASH USED IN OPERATING ACTIVITIES	$(120,144)	$(65,681)	$(5,861)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(20,687)	-	-
NET CASH USED IN INVESTING ACTIVITIES	$(20,687)	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	248,800	144,361	-
Repayments to related parties	(128,166)	(78,992)	-
Proceeds from related parties	-	1,235	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	$120,634	$66,604	$-

Effect of exchange rate changes on cash and cash equivalents	11,127	15,422	(20)
NET (DECREASE) INCREASE IN CASH	(9,070)	16,345	(5,881)
Cash and cash equivalents at beginning of year	16,890	545	6,426
Cash and cash equivalents at end of year	$7,820	$16,890	$545

SUPPLEMENTARY DISCLOSURE:
Income tax paid	$-	$-	$-
Interest paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

UMEWORLD LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021, 2020 AND 2019

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

On April 16, 2021, the Company dissolved AlphaRx Canada Limited, a wholly owned subsidiary which was incorporated in the Province of Ontario, Canada.

The Company, its subsidiaries, its consolidated subsidiaries and variable interest entities (“VIEs”) are collectively referred to as the (“Group”).

As of September 30, 2021, details of the Company’s subsidiaries and VIEs are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Interest	Principal Activities	Nature of company
Guangzhou YouManFen Information Technology Co., Limited (formerly known as Guangzhou YouManFen Education Technology Co., Limited)	May 8, 2021	China	Contractual arrangements	Private tutoring	Subsidiary of VIE
UMeLook Limited	February 23, 2012	Hong Kong	100%	Holding company of WFOE	Subsidiary
UMeZone Adaptive Learning Technology Limited	September 7, 2012	Hong Kong	100%	Dormant	Subsidiary
UMeLook (Guangzhou) Information Technology Co. Ltd. (WFOE)	October 29, 2012	China	100%	Holding company	Subsidiary
YouYiXue (Guangzhou) Information Technology Co. Ltd.	April 23, 2013	China	100%	Dormant	Subsidiary
Guangzhou XinYiXun Network Technology Co. Ltd.	July 9, 2012	China	Contractual arrangements	Online education	VIE

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

On May 8, 2021, XinYiXun incorporated a wholly owned subsidiary named Guangzhou YouManFen Education Technology Co., Ltd. (“YMF”) in China. The principal activity of YMF is the provision of private tutoring. Subsequently on December 31, 2021, YMF changed its name to Guangzhou YouManFen Information Technology Co., Ltd.

As of September 30, 2021 and 2020, the carrying amount and classification of the assets and liabilities in the Company’s balance sheets that relate to the Company’s VIEs is as follows:

	September 30, 2021	September 30, 2020
Assets
Cash	$2,961	$5,767
Prepayment and other assets	29,143	-
Property and equipment, net	19,240	-
Total assets of VIEs	$51,344	$5,767
Liabilities
Accrued liabilities and other payable	$447,869	$362,836
Due to VIE holding companies	19,316	18,646
Due to related parties	2,232,617	2,237,667
Total liabilities of VIEs	$2,699,802	$2,619,149

Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has suffered from net loss of $107,436 during the year ended September 30, 2021. Also, at September 30, 2021, the Company has incurred the accumulated deficits of $30,992,977. Accordingly, the financial statements do not include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary in the event that the Company is unable to continue as a going concern. The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these consolidated financial statements. These adverse conditions are working capital deficiency, recurring operating losses, accumulated stockholders’ deficit, and continued reliance on external funding sources. In order to mitigate the going concern issues, the Company is constantly pursuing new business arrangements and striving to achieve profitability and seeking capital funding on an ongoing basis via the issuance of promissory notes and private placements. There is no assurance that management's plan will be successful.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs. All inter-company transactions and balances have been eliminated upon consolidation.

Consolidation of Variable Interest Entities

In accordance with U.S. GAAP regarding “Consolidation of Variable Interest Entities (VIE)”, the Company identifies entities for which control is achieved through means other than through voting rights, and determines when and which business enterprise, if any, should consolidate the VIE. The Company evaluated its participating interest in XinYiXun and concluded it is the primary beneficiary of XinYiXun, a VIE. On May 8, 2021, XinYiXun incorporated a wholly owned subsidiary named Guangzhou YouManFen Education Technology Co., Ltd. (“YMF”) in China. The principal activity of YMF is the provision of private tutoring. Subsequently in December 2021, YMF changed its name to Guangzhou YouManFen Information Technology Co., Ltd. The Company consolidated XinYiXun, YMF, and all significant intercompany transactions and balances have been eliminated.

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

	September 30, 2021	September 30, 2020	September 30, 2019
Year-end CAD: USD exchange rate	0.7884	0.7483	0.7753
Annual average CAD: USD exchange rate	0.7786	0.7435	0.7536
Year-end RMB: USD exchange rate	0.1551	0.1470	0.1401
Annual average RMB: USD exchange rate	0.1557	0.1427	0.1455
Year-end HKD: USD exchange rate	0.1284	0.1290	0.1276
Annual average HKD: USD exchange rate	0.1288	0.1286	0.1276

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

The following table presents securities that could potentially dilute basic loss per share in the future. For all periods presented, the potentially dilutive securities were not included in the computation of diluted loss per share because these securities would have been antidilutive for the years ended September 30:

	2021	2020	2019
Stock options	10,300,000	10,300,000	10,300,000
Common stock warrants	-	-	-
Total	10,300,000	10,300,000	10,300,000

Cash

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

As of September 30, 2021 and 2020, the Company had cash in the amount of $7,820 and $16,890, respectively.

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

There was no impairment charge recognized for long-lived assets for the years ended September 30, 2021, 2020, and 2019.

Property and equipment are stated at cost less accumulated depreciations and impairment. Depreciation is provided on the straight-line basis over the estimated useful lives of property and equipment. The principal useful lives and residual value are as follows:

Furniture and Fixtures	5 – 7 years
Machinery and Equipment	3 – 7 years
Leasehold Improvement	6 years

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

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”). This standard replaces existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. The Company adopted the new standard as of October 1, 2017 using the full retrospective method which requires the Group to present its financial statements for all periods as if Topic 606 had been applied to all prior periods.

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

The Company generates substantially all of its revenues through UMFun app. The Company’s revenue is reported net of discounts, value added tax and surcharges. During the years ended September 30, 2021, 2020, and 2019 the Company recognized revenue in the amount of $2,832, $4 and $113 respectively.

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

The Company generates substantially all of its revenues through UMFun app, in which revenue is recognized over time. The Company’s revenue is reported net of discounts, value added tax and surcharges. During the years ended September 30, 2021, and 2020 the Company recognized revenue in the amount of $0 and $0 respectively.

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

NOTE 3. PROPERTY AND EQUIPMENT

For the years ended September 30, 2021, 2020 and 2019 the Company recorded depreciation expense of $1,436, $0 and $113 respectively.

NOTE 4. ACCOUNTS PAYABLE, ACCRUED LIABILITIES AND OTHER PAYABLES

Accounts payable, accrued liabilities and other payables are comprised of the following:

	September 30, 2021	September 30, 2020
Accounts Payable	$23,365	$22,200
Accrued Liabilities and Other Payables	211,649	228,965
TOTAL	$235,014	$251,165

The accounts payable comprises amounts owing to individuals for professional and technical services provided to the Company.

Items included in the accrued liabilities and other payables are advances from employees, and accrued expenses for services received. As of September 30, 2021, the balance mainly consisted of advances from individual of $171,532 and accrued payroll of $2,481. As of September 30, 2020, the balance mainly consisted of advances from individuals of $218,733 and accrued payroll of $1,347

NOTE 5. DUE TO RELATED PARTIES

The amounts represented temporary advances to the Company by the related parties of the Company, which were unsecured, interest-free and had no fixed terms of repayments.

NOTE 6. COMMITMENTS AND CONTINGENCIES

As of September 30, 2021 and 2020, the Company has no material commitments and contingencies.

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

On February 23, 2021, the Company issued 100,000 shares at a price of $0.12 per share to Winfield, Yongbiao Ding, the CFO of the Company for net proceeds of $12,000

On March 29, 2021, the Company issued 400,000 restricted shares to an arm’s length investor at $0.12 per share pursuant to a private placement agreement.

On March 30, 2021, the Company issued 100,000 restricted shares to an arm’s length investor at $0.12 per share pursuant to a private placement agreement.

On April 9, 2021, the Company issued 644,995 restricted shares to an arm’s length investor at $0.12 per share pursuant to a private placement agreement.

On April 12, 2021, the Company issued a total of 395,000 restricted shares to two arm’s length investors at $0.12 per share pursuant to a private placement agreement.

On April 30, 2021, the Company issued 100,000 restricted shares to an arm’s length investor at $0.12 per share pursuant to a private placement agreement.

As of September 30, 2021 and 2020, there were 109,545,271 and 107,005,276 shares issued and outstanding respectively.

NOTE 8. INCOME TAXES

BVI

UMeWorld Limited, and AlphaRx International Holdings were incorporated in the BVI and, under the current laws of the BVI, are not subject to income taxes.

Canada

AlphaRx Canada Limited was incorporated in Canada and is subject to income tax rate of 38%.

Hong Kong

UMeLook HK, and UMeZone Adaptive Learning Technology Limited were incorporated and subject to the Hong Kong Profits Tax at the income tax rates ranging from 8.25% to 16.5% on the assessable income arising in Hong Kong during its tax year. No provision for Hong Kong Profits tax has been made as these companies had no taxable income during the years ended September 30, 2021, 2020 and 2019.

PRC

The Company’s subsidiaries, UMeLook (Guangzhou) Information Technology Co. Ltd. and YouYiXue (Guangzhou) Information Technology Co. Ltd., and VIE, XinYiXun, registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) of 25% on the taxable income in accordance with the relevant PRC income tax laws. No provision for PRC income tax has been made as these companies had no taxable income during the years ended September 30, 2021, 2020 and 2019.

The tax effect of material temporary differences representing deferred tax assets is estimated as follows:

	2021		2020		2019
Deferred tax assets:
Canada	$-		$288		$763
Hong Kong	518		428		546
PRC	7,374		157		1,756
Sub-total	7,892		873		3,065
Less: Valuation allowance	(7,892	) )	(873	) )	(3,065)
Net deferred tax assets	$-		$-		$-

The valuation allowance as of September 30, 2021 and 2020 totaled $7,892 and $873, respectively which consisted primarily of established reserves for deferred tax assets arising from non-capital operating loss carry forwards for our entities in United States and our foreign entities. The tax rates being used to determine deferred tax assets are estimated at 38% for Canada, 25% for mainland China, and 16.5% for Hong Kong. The consolidated effective tax (benefit) rate as a percentage of income (loss) before income taxes is as follows.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and considered that no provision for uncertainty in income taxes was necessary as of September 30, 2021 and 2020.

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

The following table summarizes the Company’s share option activity during the years ended September 30, 2021, 2020 and 2019:

	Number Outstanding	Exercise Price Per Share	Weighted- Average Exercise Price
Outstanding as of September 30, 2019	11,300,000	$0.15 – 0.20	$0.16
Granted	-	0.20	-
Exercised	-	-	-
Options forfeited/cancelled	(1,000,000)	0.20	-
Outstanding as of September 30, 2020	10,300,000	$0.15 – 0.20	$0.15
Granted	-	-	-
Exercised	-	-	-
Options forfeited/cancelled	-	-	-
Outstanding as of September 30, 2021	10,300,000	$0.15 – 0.20	$0.15

The following table summarizes the ordinary shares of the Company issuable upon exercise of options outstanding as of September 30, 2021, 2020 and 2019.

	Share Options Outstanding/ Exercisable
	Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)
September 30, 2021	$0.15-$0.20	10,300,000	2.66
September 30, 2020	$0.15-$0.20	10,300,000	3.66
September 30, 2019	$0.15-$0.20	11,300,000	4.67

As of September 30, 2021 and 2020, the intrinsic values of both outstanding options and exercisable options were $1,134,029 and $926,999 respectively. There were no options exercised during the years ended September 30, 2021, 2020, and 2019; and no stock based compensation is recognized from stock options during the years ended September 30, 2021, 2020, and 2019.

NOTE 10. RELATED PARTY TRANSACTIONS

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

During the year ended September 30, 2021, Michael Lee provided management services to the Company with the amount of $30,000, paid $4,906 expenses on behalf of the Company, advanced $191,318 to the Company, and received $268 repayment in cash from the Company. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2021 is $415,347.

On November 22, 2019, the Company issued 300,000 restricted shares to Winfield, Yongbiao Ding, the CFO of the Company, at $0.10 per share pursuant to a private placement agreement.

On April 13, 2020, the Company issued 1,000,000 restricted shares to Ford Moore, a director of the Company at $0.05 per share pursuant to a private placement agreement.

On August 27, 2020 and September 16, 2020 , the Company issued a total of 1,078,445 restricted shares to Ruby Hui, over 5% shareholder of the Company at $0.05 per share pursuant to two private placement agreements.

On October 28, 2020, the Company issued a total of 800,000 restricted shares to Ruby Hui, over 5% shareholder of the Company at $0.05 per share pursuant to a private placement agreement.

On February 23, 2021, the Company issued 100,000 shares at a price of $0.12 per share to Winfield, Yongbiao Ding, the CFO of the Company for net proceeds of $12,000.

NOTE 11. SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued, the Company has evaluated subsequent events through the date of issuance of the financial data included herein. There have been no subsequent events that occurred during such period that would require disclosure in this Annual Report on Form 20-F or would be required to be recognized in the Consolidated Financial Statements as of September 30, 2021.

