Form 20-F/A
period 2021-09-30
UMeWorld Ltd
filed 2022-02-17
CIK 1114936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Michael Lee, (852) 8191 5550, info@umeworld.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Ordinary shares, par value US$0.0001 per share	UMEWF	OTC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

___________None________

Title of Class

SEC 1852 (01-12)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities registered or to be registered pursuant to Section 15(d) of the Act.

____________None________

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

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by UMeWorld Limited (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2021, originally filed with the U.S. Securities Exchange Commission on February 14, 2022 (the “Original Filing”). The Company is filing this Amendment solely to furnish the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T, which was not included in the Original Filing. Exhibit 101 includes information in eXtensible Business Reporting Language (XBRL).

This Amendment consists solely of the cover page and this explanatory note. Except as described above, this Amendment does not amend any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on February 14, 2022. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

3

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

ITEM 19. EXHIBITS

The following exhibits are incorporated by reference.

Exhibit No.	Description of Document
3(i)(a)	Memorandum of Association and Articles of Association of AlphaRx, Inc., a BVI Corporation (incorporated by reference to the Form 8-K filed on April 15, 2013).
3(i)(b)	Certificate of Name Change to UMeWorld Limited (incorporated by reference to the Form 8-K filed on April 15, 2013).
3(i)(c)	Amended Memorandum and Articles of Association of UMeWorld Limited (incorporated by reference to the Form 6-K filed on May 24, 2013).
3(i)(d)	Certificate of Name Change to UMeWorld Limited (incorporated by reference to the Form 6-K filed on May 25, 2013).
10.1	2013 Share Incentive Plan adopted July 1, 2013 (incorporated by reference to the Form 6-K filed on August 19, 2013)
10.2	2013 Incentive Bonus Plan adopted July 1, 2013 (incorporated by reference to the Form 6-K filed on August 19, 2013)
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UMEWORLD LIMITED

DATED: February 17, 2022	By:	/s/ Michael M. Lee
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

UMEWORLD LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2021 AND 2020
(All amounts in US Dollars, except share and share related data or otherwise noted)

	2021	2020
ASSETS
CURRENT ASSETS
Cash	$7,820	$16,890
Deposit	2,494	-
Prepayment	26,649	-
TOTAL CURRENT ASSETS	36,963	16,890
NON-CURRENT ASSETS
Property and equipment, net	19,240	-
TOTAL NON-CURRENT ASSETS	19,240	-
TOTAL ASSETS	$56,203	$16,890

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
Accounts payable	23,365	22,200
Due to related parties	27,955	112,151
Accrued liabilities and other payables	211,649	228,965
TOTAL CURRENT LIABILITIES	262,969	363,316
TOTAL LIABILITIES	$262,969	$363,316

Commitments and Contingencies

STOCKHOLDERS’ DEFICIT
Ordinary shares: $ 0.0001par value;
Authorized: 250,000,000shares; Issued and outstanding: 109,545,271 and 107,005,276 shares as of September 30, 2021 and 2020, respectively	10,955	10,701
Additional paid-in capital	30,657,209	30,408,663
Accumulated other comprehensive income	118,047	119,751
Accumulated deficit	(30,992,977)	(30,885,541)
Total stockholders' deficit	(206,766)	(346,426)

TOTAL LIABILITES AND STOCKHOLDERS’ DEFICIT	$56,203	$16,890

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

The tax effect of material temporary differences representing deferred tax assets is estimated as follows:

	2021	2020	2019
Deferred tax assets:
Canada	$-	$288	$763
Hong Kong	518	428	546
PRC	7,374	157	1,756
Sub-total	7,892	873	3,065
Less: Valuation allowance	(7,892)	(873)	(3,065)
Net deferred tax assets	$-	$-	$-

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

During the year ended September 30, 2020, Michael Lee provided management services to the Company with the amount of $30,000, paid $21,260 expenses on behalf of the Company, advanced $3,084 to the Company, and received $78,992repayment in cash from the Company. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2020 is $110,358.

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

