Form 20-F
period 2022-09-30
UMeWorld Ltd
filed 2023-04-19
CIK 1114936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2022

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

Michael Lee, (852) 8191 5550, info@umeworld.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Title of Class

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of September 30, 2022, there were 109,545,271 shares outstanding of the issuer’s ordinary shares.

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

Large accelerated filer	☐	Non-accelerated filer	☒
Accelerated filer	☐	Emerging growth company	☐

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

FORM 20-F

For the Years Ended September 30, 2022, 2021 and 2020

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

•

“VIE” refers to Guangzhou XinYiXun Network Technology Co. Ltd., a domestic PRC company in which we do not have equity interests but its financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;
•	competition in our industry;
•	our future business development, results of operations and financial condition;
•	expected changes in our revenues and certain cost and expense items;
•	our expectations regarding demand for and market acceptance of our products;
•	our expectations regarding our relationships with consumers, suppliers, local distributors, and our other business partners; and
•	relevant government policies and regulations relating to our business and our industry.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

We are a holding company that is incorporated in the British Virgin Islands. As a holding company with no operations, we conduct all of our operations through our subsidiary in the United States. Holders of our Ordinary Shares are shares of the holding company that is incorporated in the British Virgin Islands and should be aware that they may never directly hold equity interests in our subsidiary. Prior to January 2022, we conducted substantially all of our operations through our VIE, Guangzhou XinYiXun Network Technology Co. Ltd and its wholly owned subsidiary, in China. The VIE structure was terminated and the education business in China was dissolved in December 2021.

A.	Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of operations and other comprehensive loss data for the fiscal years ended September 30, 2022, 2021 and 2020 and the consolidated balance sheets data as of September 30, 2022, 2021 and 2020 are derived from audited consolidated financial statements included elsewhere in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statements of Operations and Other Comprehensive Loss Data:

	For the Years Ended September 30,
	2022	2021	2020
Revenues	93	2,832	4
Gross (loss) income	(766)	(16,809)	4
Operating expenses	(85,686)	(86,848)	(134,953)
Loss from continuing operations	(86,452)	(103,657)	(134,949)
Other income (expense), net	2,850	(3,779)	(14,015)
Net loss from continuing operations	(83,602)	(107,436)	(148,964)
Net loss from discontinued operations, net of tax	(64,084)	-	-
Net loss	(147,686)	(107,436)	(148,964)

Selected Consolidated Balance Sheets Data:

	As of September 30,
	2022	2021	2020
Current assets	27,726	36,963	16,890
Total assets	27,726	56,203	16,890
Current liabilities	382,176	262,969	363,316
Total liabilities	382,176	262,969	363,316
Total stockholders’ deficit	(354,450)	(206,766)	(346,426)

Selected Consolidated Statements of Cash Flows Data:

	For the Years Ended September 30,
	2022	2021	2020
Net cash used in operating activities	(113,757)	(120,144)	(65,681)
Net cash used in investing activities	-	(20,687)	-
Net cash provided by financing activities	105,552	120,634	66,604
Effect of exchange rate changes on cash and cash equivalents	2,828	11,127	15,422
Net (decrease) increase in cash	(5,377)	(9,070)	16,345
Cash and cash equivalents, beginning of the year	7,820	16,890	545
Cash and cash equivalents, end of the year	2,443	7,820	16,890

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Company, Business and Industry

We are exposed to the risks of an economic recession, credit and capital markets volatility and economic and financial crisis (including as a result of the COVID-19 virus pandemic), which could adversely affect the demand for our products and adversely affect the market price of our ordinary shares.

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to our business. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices and schools across China. Given the strict quarantine measures put in place during this period, normal economic activity throughout China was sharply curtailed and normal in-school education was temporarily suspended. All of our revenues and our workforce are concentrated in China. Consequently, to the extent that COVID-19 exerts long-term negative impact on the Chinese economy, our results of operations and financial performance may be adversely affected

The COVID-19 virus pandemic has resulted in significant financial market volatility and uncertainty in recent months. The extent to which the COVID-19 impacts our results will depend on future developments, which are highly uncertain and largely beyond our control. Even if the economic impact of COVID-19 gradually recedes, the pandemic will have a lingering, long-term effect on business activities and consumption behavior. There is no assurance that we will be able to adjust our business operations to adapt to these changes and the increasingly complex environment in which we operate.

In additions, general global economic downturns and macroeconomic trends, including heightened inflation, volatility in the capital markets, interest rate and currency rate fluctuations, the ongoing war in Ukraine, and economic slowdown or recession, may result in unfavorable conditions that could negatively affect demand for our products and exacerbate some of the other risks that affect our business, financial condition and results of operations. Both domestic and international markets experienced significant inflationary pressures in 2022 and inflation rates in the U.S. are currently expected to continue at elevated levels for the near-term. In addition, the Federal Reserve has raised, and is expected to continue to raise, interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce inflation could also result in an economic recession. A material decline in the economic conditions affecting consumers, which results in a reduction in disposable income for the average consumer, may change consumption patterns, and may result in a reduction in spending high value products.

We may fail to successfully execute our business plan.

Our shareholders may lose their entire investment if we fail to execute our business plan. Our prospects must be considered in light of the following risks and uncertainties, including but not limited to, competition, the erosion of ongoing revenue streams, the ability to retain experienced personnel and general economic conditions. We cannot guarantee that we will be successful in executing our business plan. If we fail to successfully execute our business plan, we may be forced to cease operations, in which case our shareholders may lose their entire investment.

Our acquisition strategy creates risks for our business.

We expect that we will pursue acquisitions of other businesses, assets, or technologies to grow our business. We may fail to identify attractive acquisition candidates, or we may be unable to reach acceptable terms for future acquisitions. We might not be able to raise enough cash to compete for attractive acquisition targets. If we are unable to complete acquisitions in the future, our ability to grow our business at our anticipated rate will be impaired.

We may pay for acquisitions by issuing additional shares of our common stock, which would dilute our stockholders, or by issuing debt, which could include terms that restrict our ability to operate our business or pursue other opportunities and subject us to meaningful debt service obligations. We may also use significant amounts of cash to complete acquisitions. To the extent that we complete acquisitions in the future, we likely will incur future depreciation and amortization expenses associated with the acquired assets. We may also record significant amounts of intangible assets, including goodwill, which could become impaired in the future. Acquisitions involve numerous other risks, including:

•	difficulties integrating the operations, technologies, services, and personnel of the acquired companies;
•	challenges maintaining our internal standards, controls, procedures, and policies;
•	diversion of management’s attention from other business concerns;
•	over-valuation by us of acquired companies;
•	litigation resulting from activities of the acquired company, including claims from terminated employees, customers, former stockholders and other third parties;
•	insufficient revenues to offset increased expenses associated with the acquisitions and unanticipated liabilities of the acquired companies;
•	insufficient indemnification or security from the selling parties for legal liabilities that we may assume in connection with our acquisitions;
•	entering markets in which we have no prior experience and may not succeed;
•	risks associated with foreign acquisitions, such as communication and integration problems resulting from geographic dispersion and language and cultural differences, compliance with foreign laws and regulations and general economic or political conditions in other countries or regions;
•	potential loss of key employees of the acquired companies; and
•	impairment of relationships with clients and employees of the acquired companies or our clients and employees as a result of the integration of acquired operations and new management personnel.

Our management team’s attention may be diverted by recent acquisitions and searches for new acquisition targets, and our business and operations may suffer adverse consequences as a result.

Mergers and acquisitions are time intensive, requiring significant commitment of our management team’s focus and resources. If our management team spends too much time focused on recent acquisitions or on potential acquisition targets, our management team may not have sufficient time to focus on our existing business and operations. This diversion of attention could have material and adverse consequences on our operations and our ability to be profitable.

We may be unable to scale our operations successfully.

Our growth strategy will place significant demands on our management and financial, administrative, and other resources. Operating results will depend substantially on the ability of our officers and key employees to manage changing business conditions and to implement and improve our financial, administrative, and other resources. If the Company is unable to respond to and manage changing business conditions, or the scale of its operations, then the quality of its services, its ability to retain key personnel, and its business could be harmed.

We have significant historical losses and may continue to incur losses in the future.

We have incurred annual operating losses since our inception. Consequently, as of September 30, 2022, we had an accumulated deficit of $31,140,663 Our revenues for the years ended September 30, 2022, 2021, and 2020 were $93, $2,832, and $4, respectively. Our revenues have not been sufficient to sustain our operations. In order to achieve profitability our revenue streams will have to increase and there is no assurance that revenues can increase to such a level. We may never be profitable. Our ability to achieve profitability is affected by various factors, including:

-	growth of the health and wellness market;
-	Our ability to develop and maintain our brand and reputation for our product offerings;
-	our efforts to sell and market our products through local distributors and business partners;
-	our ability to establish partnerships arrangements;
-	the time and costs involved in obtaining regulatory approvals if any;
-	our ability to control our costs and expenses; and
-	the continued ability to source investments from our investors.

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

Our auditors have indicated that there is substantial doubt about our ability to continue as a going concern.

Our financial statements have been prepared assuming that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for the twelve-month period following the date of the financial statements for the Company included elsewhere in this report. We have incurred significant operating losses since inception. Because we do not expect that existing operational cash flow will be sufficient to fund presently anticipated operations, this raises substantial doubt about our ability to continue as a going concern. Therefore, we will need to raise additional funds and is currently exploring alternative sources of financing. Our continuation as a going concern is dependent upon the ability to raise financing from third parties and generating revenues from operations. There is no assurance that we will be successful in doing so.

We will require additional financing to sustain our operations, and our ability to secure additional financing is uncertain.

We may be unable to raise on acceptable terms, if at all, the substantial capital resources necessary to conduct our operations. If we are unable to raise the required capital, we may be forced to curtail business development activities and, ultimately, cease operations. As at September 30, 2022, we had working capital deficiency of $354,450 as compared to working capital deficiency of $226,006 as at September 30, 2021. The independent auditor’s report for the year ended September 30, 2022 includes an explanatory paragraph stating that our recurring losses from operations and working capital levels raise substantial doubt about our ability to continue as a going concern.

We may be unable to retain key employees or recruit additional qualified personnel.

Because of the specialized nature of our business, we are highly dependent upon qualified educational, technical, and managerial and marketing personnel. There is competition for qualified personnel in our business. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key technical, marketing and managerial personnel in a timely manner would harm our research and development programs and our business.

The Company’s success depends upon the ability to adapt to a changing market and continued development of additional products and services.

Although we expect to provide a broad and competitive range of products and services, there can be no assurance of acceptance by the marketplace. The procurement of new contracts by the Company may be dependent upon the continuing results achieved, upon pricing and operational considerations, as well as the potential need for continuing improvement to existing products and services. Moreover, the markets for such products and services may not develop as expected nor can there be any assurance that we will be successful in our marketing of any such services.

Our products may not meet health and safety standards or could become contaminated.

We do not have control over all of the third parties involved in the manufacturing of our products and their compliance with government health and safety standards. Even if our products meet these standards, they could otherwise become contaminated. A failure to meet these standards or contamination could occur in our operations or those of our manufacturers, distributors or suppliers. This could result in expensive production interruptions, recalls and liability claims. Moreover, negative publicity could be generated from false, unfounded or nominal liability claims or limited recalls. Any of these failures or occurrences could negatively affect our business and financial performance.

The sale of our products involves product liability and related risks that may have a material adverse effect on us.

We face an inherent risk of exposure to product liability claims if the use of our products results in, or is believed to have resulted in, illness or injury. Our products contain combinations of ingredients, and there is little long-term experience with the effect of these combinations. In addition, interactions of these products with other products, prescription medicines and over-the-counter treatments have not been fully explored or understood and may have unintended consequences. Any product liability claims could have a material adverse effect on us. We do not currently have any product liability insurance. Although we will apply for product liability insurance when it deems it appropriate, there can be no assurance that: a) we will be able to obtain or maintain product liability insurance on acceptable terms; b) we will be able to secure increased coverage if requested; or c) any insurance will provide adequate protection against potential liabilities.

The success of our business will depend upon our ability to create and expand our brand awareness.

The edible oil markets we compete in, and the nutritional supplement markets we intend to compete in, are highly competitive, with many well-known brands leading the industry. Our ability to compete effectively and generate revenue will be based upon our ability to create and expand awareness of our products distinct from those of our competitors. It is imperative that we are able to convey to consumers the benefits of our products. However, advertising and packaging and labeling of such products will be limited by various regulations. Our success will be dependent upon our ability to convey to consumers that our products are superior to those of our competitors.

The requirements of remaining a public company may strain our resources and distract our management, which could make it difficult to manage our business.

We are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements are time-consuming and expensive and could have a negative effect on our business, results of operations and financial condition.

The commercial success of our products and services is dependent, in part, on factors outside our control.

The commercial success of our products and services is dependent upon unpredictable and volatile factors beyond our control, such as the success of our competitors’ products and services. Our failure to attract market acceptance and a sustainable competitive advantage over our competitors would materially harm our business.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on March 31, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law.

We are an exempted company incorporated under the laws of the British Virgin Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act and the common law of the British Virgin Islands. The rights of our shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to our Company under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary duties of our directors under the laws of the British Virgin Islands are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a different body of securities laws than the United States, which may provide significantly less protection to investors. In addition, British Virgin Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of British Virgin Islands exempted companies like us have no general rights under British Virgin Islands law to inspect corporate records (other than the Memorandum and Articles of Association) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the British Virgin Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. In the event we opt to do so in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as shareholders of a company incorporated in a U.S. state.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a British Virgin Islands exempted company and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are required to comply with certain provisions of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) and if we fail to continue to comply, our business could be harmed, and the price of our securities could decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act require an annual assessment of internal control over financial reporting, and for certain issuers an attestation of this assessment by the issuer’s independent registered public accounting firm. The standards that must be met for management to assess the internal control over financial reporting as effective are evolving and complex, and require significant documentation, testing, and possible remediation to meet the detailed standards. We expect to incur significant expenses and to devote resources to Section 404 compliance on an ongoing basis. It is difficult for us to predict how long it will take or costly it will be to complete the assessment of the effectiveness of our internal control over financial reporting for each year and to remediate any deficiencies in our internal control over financial reporting. As a result, we may not be able to complete the assessment and remediation process on a timely basis. In the event that our Chief Executive Officer or Chief Financial Officer determines that our internal control over financial reporting is not effective as defined under Section 404, we cannot predict how regulators will react or how the market prices of our securities will be affected; however, we believe that there is a risk that investor confidence and the market value of our securities may be negatively affected.

Compliance with changing corporate governance regulations and public disclosures may result in additional risks and exposures.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new regulations from the SEC, have created uncertainty for public companies such as ours. These laws, regulations, and standards are subject to varying interpretations in many cases, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations, and standards have resulted in, and are likely to continue to result in, increased expense and significant management time and attention.

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

Our ordinary shares are classified as “penny stock” under SEC rules that may make it more difficult for our shareholders to resell our ordinary shares.

Our ordinary shares are traded on the OTC Market. As a result, the holders of our ordinary shares may find it more difficult to obtain accurate quotations concerning the market value of the ordinary shares. Shareholders also may experience greater difficulties in attempting to sell the shares than if there were listed on or quoted on a national stock exchange. Because our ordinary shares are not traded on a national stock exchange , and the market price of our ordinary shares is less than $5.00 per share, our ordinary shares are classified as “penny stock.” Rule 15g-9 of the Securities Exchange Act of 1934 imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an “established customer” or an “accredited investor.” This includes the requirement that a broker-dealer must make a determination that investments in penny stocks are suitable for the customer and must make special disclosures to the customer concerning the risks of penny stocks. Application of the penny stock rules to our ordinary shares could adversely affect the market liquidity of the shares, which in turn may affect the ability of holders of our ordinary shareholders to resell the shares. We have a significant number of options and warrants outstanding that could be exercised in the future. Subsequent resales of these and other shares could cause our share price to decline. This could also make it more difficult to raise funds at acceptable levels, via future securities offerings.

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

The present officers and directors own approximately 16.32% of our issued and outstanding ordinary shares, and are therefore no longer in a position to elect all of our directors and otherwise control the Company. As of the date of this annual report, Vago International Limited controlled by Yee W. Chu beneficially owned approximately 51.18% of our outstanding capital stock. Chu therefore has significant influence over management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets, for the foreseeable future. This concentrated control limits or severely restricts our shareholders’ ability to influence corporate matters and, as a result, we may take actions that our shareholders do not view as beneficial. As a result, the market price of our ordinary shares could be adversely affected.

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

We are a British Virgin Islands company and most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. court judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are residents of countries other than the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the British Virgin Islands would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such British Virgin Islands courts would be competent to hear original actions brought in the British Virgin Islands against us or such persons predicated upon the securities laws of the United States or any state.

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

On August 30, 2012, we acquired all of the issued and outstanding shares of UMeLook Holdings Limited (“UMeLook”), a digital media & education startup with an intense focus on China. The acquisition of UMeLook was completed as a share exchange through the issuance of 70,000,000 common shares of AlphaRx to the shareholders of UMeLook in exchange for all of the issued and outstanding shares in UMeLook. There were no changes of control of our officers and Board of Directors as a result of the UMeLook acquisition. Due to PRC’s legal restrictions on foreign ownership and investment in the value-added telecommunications market, we operated our online platform through Guangzhou XinYiXun Technology Co. Ltd (“Guangzhou XinYiXun”), our consolidated variable interest entity, or VIE, in the PRC. Guangzhou XinYiXun held our VATS (“Value-Added Telecommunication Services”) license necessary to operate our online platform in China, our registered trademarks in China and three of our registered software copyright that are essential to the Company's operation in PRC.

As a holding company with no material operations of our own. We relied on a series of contractual arrangements among UMeLook (Guangzhou) Information Technology Co., Ltd (“UMeLook Guangzhou”), Guangzhou XinYiXun and its shareholders to operate our business in China. Neither we nor our subsidiaries owned any share in Guangzhou XinYiXun. However, as a result of these contractual arrangements, we were the primary beneficiary of Guangzhou XinYiXun and treated it as our consolidated VIE under U.S. GAAP.

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

On May 20, 2021, we entered into a Platform Usage Agreement for Easy Learn English with Beijing Deyibai Education Technology Co., Ltd. Easy Learn English combines artificial intelligence with human tutors to deliver personalized one on one English learning for Grade 5 to University level students. Under the terms of this Agreement, the Company setup both corporate-owned and franchised centers surrounding the Greater Bay area in Guangdong province.

In December 2021, we terminated the contractual arrangements among UMeLook Guangzhou, Guangzhou XinYiXun and its shareholder and dissolved our education business in China. Due to the termination of the VIE structure, we no long own the VATS license, registered trademarks, and registered software copyrights which were held by Guangzhou XinYiXun. Please refer to Note 11 - Discontinued Operations to our consolidated financial statements.

In June 2022, we launched DAGola brand DAG (diacylglycerol) cooking oil into the U.S. market through Amazon.com. DAGola oil is a revolutionary cooking oil scientifically shown to promote lower triglycerides and uric acid levels. The Company is transitioning itself into a health and wellness company through its DAGola brand cooking oil business unit and nutritional supplement distribution business unit.

B.	Business Overview

UMeWorld Limited is a holding company with operating subsidiary located in the United States. We are a health and wellness company with a mission to help our customers live healthier. The Company, through its subsidiary, plans to operate in the sales and marketing of DAG (Diacylglycerol) cooking oils and nutritional supplements. Our management team brings deep expertise in heavily regulated industries, operating, brand identity and services, and raising capital to the public market. We seek synergistic and complementary mergers and acquisition opportunities, implementing operational efficiencies to eliminate duplicative measures and centralize administrative operations to achieve more significant revenues and profitability. Additionally, we expect to leverage our network of retail relationships, as well as acquire and manage brands and services cultivated in the health and wellness industry to secure sales in major retailers in the United States and globally. Our management team monitors a variety of trends and factors that follow which could impact our operating performance.

On December 31, 2021, UMeLook Guangzhou, Guangzhou XinYiXun, and the shareholders of Guangzhou XinYiXun mutually agreed to terminate the series of contractual arrangements, which consisted of the Exclusive Management Service Agreement, the Proxy Agreement, the Equity Pledge Agreement, the Exclusive Technology Consultation and Services Agreement, and the Call Option Agreement, due to the education policy changed in the PRC. As a result, the education business of the Company was dissolved.

Our Revenue Strategy

Our revenue growth strategy follows a dual buy and build model in which we acquire brands and related infrastructure, as well as develop brands and related infrastructure in-house. In addition to scaling the Company’s wholly-owned subsidiary, Dagola Inc, which currently owns and operates our DAGola brand cooking oil, we have executed a definitive agreement to acquire a nutritional supplement retailer in Florida, U.S. The closing of this transaction is dependent on numerous factors including but not limited to satisfactory completion of due diligence, capital constraints, and more. This contemplated transaction would likely have a material impact on the Company’s operating performance.

Our Principal Product

DAGola DAG Cooking and Salad Oil -- a revolutionary cooking and salad oil clinically shown to help in the fight against body fat, obesity and promotes lowering of serum triglycerides and uric acid levels.

What is DAG (Diacylglycerol) Oil? All conventional cooking oils currently in the market (vegetable, corn, soy, canola, olive, etc.) are triglyceride-based oils (TAG) and contain some small amounts of diacylglycerols. High levels of triglycerides in the bloodstream, a condition referred to as hypertriglyceridemia, occurs in many different populations in the world today and is strongly correlated to the quantity of fat consumed in the diet. An excess of triglycerides in the body results in their being stored in the liver or in fat cells in reserve to supply energy when needed. Unlike triglycerides, DAG is metabolized (broken down) directly by the body as energy, rather than stored as fat. According to clinical studies, DAG oil may help individuals maintain or lose weight when included as part of a sensible diet.

DAG oil was developed by a Japanese multinational company as a substitute for fat and sugary oils currently in the market. It became the most popular cooking oil in Japan, following its introduction in 1999. In 2009, DAG oil was pulled from the worldwide market voluntarily, due to concerns about adverse health reactions to glycidyl ester, one of the ingredients in vegetable oils. The Company’s strategic partner has solved this problem so that DAG oil’s health benefits can now be safely available to help enhance people’s health.

The FDA has designated DAG oil as a GRAS (“Generally Regarded as Safe”) substance, while other countries such as Canada, Australia, China and the European Union have recognized DAG oil as a novel food and can be marketed to consumers freely. It is worth noting that in order to have medical benefits, DAG oil should contain at least 27% DAG according to clinical studies. In China, a cooking oil must contain at least 40% DAG in order to make to claim DAG oil on its product label. The Company’s DAG oils have been the subject of an ongoing clinical trails with 400 type 2 diabetic patients, showing a significant reduction in body weight, body mass index, total serum cholesterol and a significant reduction in serum uric acid.

The Company’s DAG oil is made from all natural canola, it has less saturated fat than conventional cooking and salad oils, has zero grams of trans fat per serving, no cholesterol and is a source of polyunsaturated and monounsaturated fatty acids. DAG oil fits within the dietary guidelines of many medical associations and might be an effective tool for the reduction of lifestyle-related diseases such as obesity, visceral obesity, postprandial hyperlipidemia, insulin resistance, and atherosclerosis.

Market Opportunity

We aim to become a major participant in the $1.5 trillion global wellness industry. We see great potential to grow and generate revenues in this expanding market. We expect consumer trends towards adoption of a healthier lifestyle to continue.

Competition

We compete with companies that operate in the health and wellness market. Many of our competitors have substantially greater financial resources, broader market presence, longer-standing relationships with distributors, retailers, and suppliers, longer operating histories, more extensive production and distribution capabilities, more robust brand recognition, more significant marketing resources, and more comprehensive product lines than us. We believe that principal competitive factors in this category include, among others, quality ingredients, wellness profile, cost, convenience, branding, and marketing.

C.	Organizational Structure

UMeWorld Limited is a holding company without substantive operations and we conduct our businesses through our wholly-owned subsidiary in the U.S. The chart below summarizes our corporate legal structure as of the date of this annual report:

Deconsolidation of VIE and Subsidiaries

Prior to January 2022, we conducted substantially all of our operations through our VIE, Guangzhou XinYiXun Network Technology Co. Ltd and its wholly owned subsidiary Guangzhou Youmanfen Education Technology Co. Ltd, in China. The VIE structure was dissolved in December 2021. Please refer to our Discontinued Operations in Note 11 to our consolidated financial statements.

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

E.	Smaller Reporting Company

We qualify as a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and have elected to take advantage of certain of the scaled disclosure available to smaller reporting companies. There are certain exemptions available to us as a smaller reporting company, including: (1) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (2) scaled executive compensation disclosures; and (3) the requirement to provide only two years of audited financial statements, instead of three years. As long as we maintain our status as a “smaller reporting company”, these exemptions will continue to be available to us.

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

Overview

We are a holding company that is incorporated in the British Virgin Islands. As a holding company with no operations, we conduct all of our operations through our subsidiary in the United States. Prior to January 2022, we conducted substantially all of our operations through our VIE, Guangzhou XinYiXun, in China. The VIE structure was terminated and the education business was dissolved in December 2021.

We are a health and wellness company with a mission to help our customers live healthier. The Company, through its subsidiaries, plans to operate in the sales and marketing of DAG (Diacylglycerol) cooking oils and nutritional supplements. Our management team brings deep expertise in heavily regulated industries, operating, brand identity and services, and raising capital to the public market. We seek synergistic and complementary mergers and acquisition opportunities, implementing operational efficiencies to eliminate duplicative measures and centralize administrative operations to achieve more significant revenues and profitability. Additionally, we expect to leverage our network of retail relationships, as well as acquire and manage brands and services cultivated in the health and wellness industry to secure sales in major retailers in the United States and globally. Our management team monitors a variety of trends and factors that follow which could impact our operating performance.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. We have limited cash resources, recurring cash used in operations and operating losses history. As shown in the accompanying consolidated financial statements, we have an accumulated deficit of approximately $31.14 million as of September 30, 2022, net loss of $0.15 million, and net cash used in operating activities of $0.11 million for the year ended September 30, 2022. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

Results of Operations

The following tables summarize the results of operations for the years ended September 30, 2022, 2021 and 2020 and the annual results of operations for the past three years:

Years Ended September 30	2022	2021	2020
	$	$	$
Revenue	93	2,832	4
Cost of revenue	(859)	(19,641)	-
Selling, general and administrative expenses	(85,686)	(86,848)	(134,953)
Other income	2,850	-	10,765
Interest income	-	31	5
Other expense	-	(3,810)	(24,785)
Income tax expense	-	-	-
Net loss from continuing operations	(83,602)	(107,436)	(148,964)
Net loss from discontinued operations	(64,084)	-	-
Net loss	(147,686)	(107,436)	(148,964)

RESULTS OF OPERATIONS

The Year Ended September 30, 2022 Compared to the Year Ended September 30, 2021

Revenues

Our revenues decreased from $2,832 in 2021 to $93 in 2022. This decrease was related to the termination of our education business in China in December 2021.

Cost of Revenues

Our cost of revenues decreased from $19,641 in 2021 to $859 in 2022. The decrease was due to headcount-related expenses to serve our education business in China which was terminated in December 2021.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses decreased from $86,848 in 2021 to $85,686 in 2022.

Other Income

Other Income increased from $0 in 2021 to $2,850 in 2022 due to the reversal of professional fee which had been waived by the service provider.

Income Tax Expense

There was no income tax expense incurred for the years ended September 30, 2022 and 2021.

Net Loss From Discontinued Operations

Net loss from discontinued operations of $64,084 for the year ended September 30, 2022 mainly attributed from the termination of VIE structure and the dissolution of education business in China.

Net Loss

As a result of the cumulative effect of the foregoing factors, we incurred a net loss of $147,686 for the year ended September 30, 2022 as compared to net loss of $107,436 for the year ended September 30, 2021, an increase of $40,250 or about 37.46%. The increase was mainly attributed from the loss from discontinued operations.

The Year Ended September 30, 2021 Compared to the Year Ended September 30, 2020

Revenues

Our revenues decreased from $2,832 in 2021 to $93 in 2022.

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

Net loss

As a result of the cumulative effect of the foregoing factors, we incurred a net loss of $107,436 for the year ended September 30, 2021 as compared to net loss of $148,964 for the year ended September 30, 2020, a decrease of $41,528 or about 27.88%. The decrease was mainly attributable from the decrease in selling, general and administrative expenses.

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

Working Capital

As of September 30, 2022 and 2021, we had cash balances of $2,443 and $7,820 respectively. These funds are primarily located in various financial institutions located in Canada and USA.

As of September 30, 2022, we had working capital deficiency of approximately $354,450 as compared to a working capital deficiency of $226,006 as of September 30, 2021. Since inception, we have financed operations primarily from the issuance of ordinary shares and promissory notes. We expect to continue ordinary share issuances and issuance of promissory notes to fund our ongoing activities.

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

We expect to continue to spend capital on the sales and marketing activities related to our DAG cooking oil business. The inability to raise capital would have a material adverse effect on the Company.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own, we conduct all of our operations through our subsidiary in the United States.

Dividend Distributions

The payment of dividends will be determined at the discretion of our board of directors and is also subject to British Virgin Islands law and our articles of association, as amended from time to time. Under the laws of the British Virgin Islands, a British Virgin Islands company may pay a dividend out of profits or its share premium account, provided that in no circumstances may a dividend be paid out of the share premium account unless, immediately following the date on which the dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our ordinary shares.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

The Company has been in a net loss position since inception. We do not currently intend to declare a dividend on our ordinary shares in the foreseeable future. If we decide in the future to declare a dividend, our board of directors shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earning (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our Board may consider relevant. Currently, we do not have any predetermined dividend distribution ratio.

Contractual Obligations and Commitments

Excluding accounts payable and accrued liabilities, we do not have any contractual obligations and commitments for the years ended September 30, 2022, 2021 and 2020.

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

Significant Accounting Policies

Please refer to our significant accounting policies in Note 2 to our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position	Term
Michael M. Lee	59	Founder, Chairman, Chief Executive Officer	Since 8/8/1997
Winfield, Yongbiao Ding	58	Chief Financial Officer (Part time)	Since 6/5/2017
Dr. David Milroy	70	Independent Director	Since 4/15/2003
Dr. Ford Moore	70	Independent Director	Since 4/15/2003

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

B.	Compensation of Directors and Executive Officers

Our independent directors did not receive any compensation for the year ended September 30, 2022, 2021 and 2020. Directors are reimbursed for direct out-of-pocket expenses for attendance at meetings of the Board of Directors and for expenses incurred for and on behalf of the Company.

Summary of Executive Compensation

The table below summarizes the compensation received by our Chief Executive Officer for the fiscal years ended September 30, 2022, 2021 and 2020 and any other executive officer of the Company who received compensation in excess of $40,000 for services rendered during any of those years (“named executive officers”).

					Non-equity incentive plan compensation (S)
Name and Principal Position	Year	Salary ($)	Share based awards ($)	Option based awards ($)	Annual incentive plans	Long term incentive plans	Pension value ($)	All other compensation ($)	Total ($)
Michael Lee (1)(2)	2022	30,000	Nil	Nil	Nil	Nil	Nil	Nil	30,000
Chairman and CEO	2021	30,000	Nil	Nil	Nil	Nil	Nil	Nil	30,000
	2020	30,000	Nil	Nil	Nil	Nil	Nil	Nil	30,000

Notes:

(1)	Mr. Michael Lee is not compensated with respect to his appointment as director.
(2)	Mr. Michael Lee agreed to accrue compensation payable to him for the 2022, 2021 and 2020 fiscal years and payable at such times as determined by the Company.

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

As of the date of this annual report, we had 1 full-time employee and outsourced services as and when required.

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

	Shares Beneficially Owned
Name	Number	Percentage
Directors & Executive Officers
Michael Lee (1)	10,623,703	9.70%
Winfield Ding (2)	1,719,326	1.57%
Ford Moore (3)	3,446,214	3.15%
David Milroy (4)	2,080,130	1.90%
All Directors and Executive Officers as a group (5)	17,869,373	16.32%

5% or More Beneficial Owner
Vago International Limited (6)	56,066,020	51.18%
Yan Zeng (7)	5,500,000	5.02%
Ruby Hui (8)	6,982,358	6.37%
First Scion Investments Limited (9)	10,656,642	9.73%

(1)	Includes 6,623,703 ordinary shares and vested options to purchase 4,000,000 ordinary shares.

(2)	Includes 1,419,326 ordinary shares and vested options to purchase 300,000 ordinary shares.
(3)	Includes 2,446,214 ordinary shares and vested options to purchase 1,000,000 ordinary shares.
(4)	Includes 1,080,130 ordinary shares and vested options to purchase 1,000,000 ordinary shares.
(5)	The business address for these individuals is Unit B, 12/F, Hang Seng Causeway Bay Building, 28 Yee Wo Street, Causeway Bay, Hong Kong SAR.
(6)	The business address of Vago International Limited is Flat 6, Block 8, Oak Mansion, 7 Tak Fund Street, Kowloon, Hong Kong SAR. Vago International Limited is wholly owned by Yee W. Chu.
(7)	The business address for Yan Zeng is Suite 601, Haizhu Science and Technology Building, 2429 Xingang East Road, Haizhu District, Guangzhou, China
(8)	Includes 3,982,358 ordinary shares and vested options to purchase 3,000,000 ordinary shares. The business address for Ruby Hui is 2601B, Parkway Court, 4 Park Road, Mid-levels, Hong Kong SAR.
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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees - B. Compensation - Share Incentive Plan.”

Transactions with Our Chief Executive Officer and Other Related Parties

During the year ended September 30, 2022, Michael Lee provided management services to the Company with the amount of $30,000. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2022 is $98,971.

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

During the year ended September 30, 2022, the Company did not issue any shares.

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

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Financial Statements and Other Financial Information

The financial statements required by this item may be found at the end of this annual report, beginning on page F-1.

Dividend Policy

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future. We currently retain all future earnings to finance our operations and to expand our business.

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

		High $	Low $
Fourth Quarter	(Ended September 30, 2022)	0.30	0.10
Third Quarter	(Ended June 30, 2022)	0.15	0.07
Second Quarter	(Ended March 31, 2022)	0.16	0.13
First Quarter	(Ended December 31, 2021)	0.16	0.11
Fourth Quarter	(Ended September 30, 2021)	0.40	0.11
Third Quarter	(Ended June 30, 2021)	0.28	0.28
Second Quarter	(Ended March 31, 2021)	0.20	0.20
First Quarter	(Ended December 31, 2020)	0.17	0.17

The foregoing quotations reflect inter-dealer prices without retail mark-up, markdown or commissions and may not necessarily represent actual transactions. Records of our stock transfer agent indicate that as of September 30, 2022 there were approximately 52 record holders of our ordinary shares. This does not include an indeterminate number of shareholders may hold their shares in “street name” or in nominee form.

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

British Virgin Islands

There are currently no exchange control regulations in the British Virgin Islands applicable to us or our shareholders.

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

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information of the Company - C. Organizational Structure.”

J.	Annual Report to Security Holders

Not Applicable.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of September 30, 2022 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of September 30, 2022 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of September 30, 2022 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we noted the following deficiencies that we believe to be material weaknesses:

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

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was not effective as of September 30, 2022.

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

Attestation Report of Independent Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we qualified as a “smaller reporting company and non-accelerated filer.”

Changes in Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the year ended September 30, 2022 we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of September 30, 2022. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable.

ITEM 16B. CODES OF ETHICS

We have not adopted a formal code of ethics at this time, as our focus has been on our product development and enhancement. We do follow what are considered proper business ethics and labor law in the US, China and Hong Kong ensures that our employees are treated with a minimum standard of care and consideration.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees: For the year ended September 30, 2022, we incurred $14,000 in external audit fees to our principal accountants as compared to approximately $14,000 for the year ended September 30, 2021.

Audit-Related Fees: For the years ended September 30, 2022 and 2021, we incurred no fees for assurance and related services by the principal accountant.

Tax Fees: For the years ended September 30, 2022 and 2021, we incurred NIL tax fees with our principal accountants.

All Other Fees: For the years ended September 30, 2022 and 2021, we incurred NIL in other fees with our principal accountants.

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

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATD PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

 Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Financial Statements are set forth under Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are included at the end of this annual report.

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

UMEWORLD LIMITED

Dated: April 19, 2023	By:	/s/ Michael M. Lee
Michael M. Lee, President and
Chief Executive Officer

 UMEWORLD LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

J&S ASSOCIATE PLT 202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II 12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

UMeWorld Limited and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of UMeWorld Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit and cash flows for each of the years in the three-year period ended September 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has suffered from an accumulated deficit of $31,140,663 as at September 30, 2022. These factors create uncertainty as to the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or are required to be communicated to the audit committee and that (1) relate to accounts or disclosure that are material to the financial statement and (2) involved especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ J&S Associate PLT
Certified Public Accountants PCAOB Number: 6743

April 19, 2023

Malaysia

We have served as the Company’s auditor since 2021.

UMEWORLD LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2022 AND 2021

(All amounts in US Dollars, except share and share related data or otherwise noted)

	2022	2021
ASSETS
CURRENT ASSETS
Cash	$2,443	$7,820
Deposit	13,750	2,494
Prepayment	-	26,649
Accounts Receivable	24	-
Inventory	11,509	-
TOTAL CURRENT ASSETS	27,726	36,963
NON-CURRENT ASSETS
Property and equipment, net	-	19,240
TOTAL NON-CURRENT ASSETS	-	19,240
TOTAL ASSETS	$27,726	$56,203

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	22,181	23,365
Due to related parties	209,693	27,955
Accrued liabilities and other payables	150,302	211,649
TOTAL CURRENT LIABILITIES	382,176	262,969
TOTAL LIABILITIES	$382,176	$262,969

Commitments and Contingencies	-	-

STOCKHOLDERS’ DEFICIT
Ordinary shares: $ 0.0001 par value;
Authorized: 250,000,000 shares; Issued and outstanding: 109,545,271 shares as of September 30, 2022 and 2021	10,955	10,955
Additional paid-in capital	30,657,209	30,657,209
Accumulated other comprehensive income	118,049	118,047
Accumulated deficit	(31,140,663)	(30,992,977)
Total stockholders’ deficit	(354,450)	(206,766)

TOTAL LIABILITES AND STOCKHOLDERS’ DEFICIT	$27,726	$56,203

 The accompanying notes are an integral part of these consolidated financial statements.

UMEWORLD LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(All amounts in US Dollars, except share and share related data or otherwise noted)

	2022	2021	2020

Revenues	$93	$2,832	$4
TOTAL REVENUES	93	2,832	4

Cost of revenues	(859)	(19,641)	-

GROSS (LOSS) INCOME	(766)	(16,809)	4

OPERATING EXPENSES
Selling, general and administrative expenses	85,686	86,848	134,953
TOTAL OPERATING EXPENSES	85,686	86,848	134,953

LOSS FROM CONTINUING OPERATIONS	(86,452)	(103,657)	(134,949)

OTHER INCOME (EXPENSE)
Other income	2,850	-	10,765
Interest income	-	31	5
Other expense	-	(3,810)	(24,785)
TOTAL OTHER EXPENSE, NET	2,850	(3,779)	(14,015)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(83,602)	(107,436)	(148,964)

INCOME TAX EXPENSE OF CONTINUING OPERATIONS	-	-	-

NET LOSS FROM CONTINUING OPERATIONS	(83,602)	(107,436)	(148,964)
Net loss from discontinued operations, net of tax	(64,084)	-	-

NET LOSS	$(147,686)	$(107,436)	$(148,964)

Comprehensive loss:
Net loss	$(147,686)	$(107,436)	$(148,964)
Foreign currency translation (loss) income	2	(1,704)	25,115
Total comprehensive loss	$(147,684)	$(109,140)	$(123,849)

Loss per share:
Net loss from continuing operations per share of ordinary share - basic and diluted	$(0.00)	$(0.00)	$(0.00)
Net loss from discontinued operations per share of ordinary share – basic and diluted	$(0.00)	$-	$-
Weighted average number of ordinary shares outstanding:
Basic and diluted	109,545,271	108,591,506	107,005,276

The accompanying notes are an integral part of these consolidated financial statements.

UMEWORLD LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(All amounts in US Dollars, except share and share related data or otherwise noted)

	Ordinary Shares		Additional	Accumulated Other		Total
	Number of Shares	Amount	Paid in Capital	Comprehensive Income	Accumulated Deficit	Stockholders' Deficit

Balance as of September 30, 2019	104,524,189	$10,453	$30,264,550	$94,636	$(30,736,577)	$(366,938)
Stock issued for cash	2,481,087	248	144,113	-	-	144,361
Foreign currency translation adjustment	-	-	-	25,115	-	25,115
Net loss for the year	-	-	-	-	(148,964)	(148,964)
Balance as of September 30, 2020	107,005,276	10,701	30,408,663	119,751	(30,885,541)	(346,426)
Stock issued for cash	2,539,995	254	248,546	-	-	248,800
Foreign currency translation adjustment	-	-	-	(1,704)	-	(1,704)
Net loss for the year	-	-	-	-	(107,436)	(107,436)
Balance as of September 30, 2021	109,545,271	10,955	30,657,209	118,047	(30,992,977)	(206,766)
Foreign currency translation adjustment	-	-	-	2	-	2
Net loss for the year	-	-	-	-	(147,686)	(147,686)
Balance as of September 30, 2022	109,545,271	$10,955	$30,657,209	$118,049	$(31,140,663)	$(354,450)

The accompanying notes are an integral part of these consolidated financial statements.

UMEWORLD LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(All amounts in US Dollars)

	2022	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(147,686)	$(107,436)	$(148,964)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	-	1,436	-
Loss from discontinued operations	64,084
Changes in assets and liabilities:
Accounts receivable	(24)
Deposit	(13,750)	(2,494)	14,034
Prepayment	-	(26,649)	-
Inventory	(11,509)	-	-
Accounts payable	(1,184)	1,165	(2,525)
Accrued liabilities and other payables	(3,688)	13,834	71,774

NET CASH USED IN OPERATING ACTIVITIES	(113,757)	(120,144)	(65,681)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	-	(20,687)	-
NET CASH USED IN INVESTING ACTIVITIES	-	(20,687)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	-	248,800	144,361
Repayments to related parties	-	(128,166)	(78,992)
Advances from related parties	105,552	-	1,235

NET CASH PROVIDED BY FINANCING ACTIVITIES	105,552	120,634	66,604

Effect of exchange rate changes on cash and cash equivalents	2,828	11,127	15,422
NET (DECREASE) INCREASE IN CASH	(5,377)	(9,070)	16,345
Cash and cash equivalents at beginning of year	7,820	16,890	545
Cash and cash equivalents at end of year	$2,443	$7,820	$16,890

SUPPLEMENTARY DISCLOSURE:
Income tax paid	$-	$-	$-
Interest paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

UMEWORLD LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

NOTE 1. NATURE OF BUSINESS AND GOING CONCERN

UMeWorld Limited (the “Company”), the holding company for a group of companies, was originally incorporated as AlphaRx Inc. (“AlphaRx”) under the laws of the State of Delaware on August 8, 1997. The Company was re-domiciled to British Virgin Islands (BVI) and continued as a BVI registered company on January 7, 2013. On March 8, 2013, AlphaRx changed its name to UMeWorld Limited. AlphaRx Inc. was a pharmaceutical company specializing in the formulation of therapeutic products using proprietary drug delivery technologies. On November 4, 2011, the Company ceased all operations of its drug development business and adopted a new corporate development strategy that changed the business operation of the Company to digital media and digital education. The Company did not own any material assets and conducted its operations in China through its variable interest entity (VIE), Guangzhou XinYiXun.

UMeLook Limited (“UMeLook HK”), the Company’s 100% owned subsidiaries, was incorporated in Hong Kong on February 23, 2012.

UMeLook HK held all of the outstanding equity interest in UMeLook (Guangzhou) Technology Co., Ltd., a company established on October 29, 2012 in the People’s Republic of China (“PRC”) as a wholly foreign owned enterprise (“WFOE”). Other than the equity interest in WFOE, UMeLook HK did not own any material assets or liabilities except for notes payable as disclosed below. Guangzhou XinYiXun Technology Co., Ltd (“XinYiXun”) was incorporated on July 9, 2012 as a domestic Chinese corporation. XinYiXun was owned by Mr. Yilun Liang (“YL”) (10%) and Guangzhou Zhongda No. 3 Venture Investment Co., Ltd. (“Zhongda No. 3”) (90%). XinYiXun operated UMFun.com, an online learning and assessment platform used by teachers, students and parents in China’s K-12 education system.

Prior to January 2022, the Company conducted its primary business operations through WFOE, which in turn, conducted its business through XinYiXun. Effective control over XinYiXun was transferred to the Company through the series of contractual arrangements without transferring legal ownership in XinYiXun (“reorganization”). As a result of these contractual arrangements, the Company maintained the ability to approve decisions made by XinYiXun and was entitled to substantially all of the economic benefits of XinYiXun.

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

On May 8, 2021, XinYiXun incorporated a wholly owned subsidiary named Guangzhou YouManFen Education Technology Co., Ltd. (“YMF”) in China. The principal activity of YMF was the provision of private tutoring. Subsequently on December 31, 2021, YMF changed its name to Guangzhou YouManFen Information Technology Co., Ltd.

On December 31, 2021, WFOE, XinYiXun, YL, and Zhongda No. 3 mutually agreed to terminate the series of contractual arrangements, which consisted of the Exclusive Management Service Agreement, the Proxy Agreement, the Equity Pledge Agreement, the Exclusive Technology Consultation and Services Agreement, and the Call Option Agreement, due to the education policy changes in the PRC. As a result, the digital media and digital education business of the Company was dissolved.

On September 30, 2022, the Company entered into two sale and purchase agreements with an individual to dispose UMeLook HK and UMeZone Adaptive Learning Technology Limited (“UMeZone”) for a consideration of $0.13 (equivalent to HK$1) each.

As of September 30, 2022 and 2021, the carrying amount and classification of the assets and liabilities in the Company’s balance sheets that relate to the VIEs are as follows:

	As of September 30,
	2022	2021
Assets
Cash	$0	$2,961
Prepayment and other assets	0	29,143
Property and equipment, net	0	19,240
Total assets of VIEs	$0	$51,344
Liabilities
Accrued liabilities and other payable	$0	$447,869
Due to VIE holding companies	0	19,316
Due to related parties	0	2,232,617
Total liabilities of VIEs	$0	$2,699,802

On January 28, 2022, Dagola Inc. (“Dagola”) was incorporated in the state of Wyoming with the authorized common shares of 10,000 shares, par value of $0.001 per share. Dagola is a wholly-owned subsidiary of the Company and principally engaged in the business of cooking oil distribution.

As of September 30, 2022, details of the remaining subsidiary of the Company are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Interest	Principal Activities	Nature of company
Dagola Inc.	January 28, 2022	U.S.	100%	Cooking oil distribution	Subsidiary

Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has suffered from a net loss of $147,686 for the year ended September 30, 2022. Also, at September 30, 2022, the Company has incurred an accumulated deficits of $31,140,663. Accordingly, the financial statements do not include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary in the event that the Company is unable to continue as a going concern. The Company demonstrates adverse conditions that raise substantial doubt about the Company’s ability to continue as a going concern for one year following the issuance of these consolidated financial statements. These adverse conditions are working capital deficiency, recurring operating losses, accumulated stockholders’ deficit, and continued reliance on external funding sources. In order to mitigate the going concern issues, the Company is constantly pursuing new business arrangements and striving to achieve profitability and seeking capital funding on an ongoing basis via the issuance of promissory notes and private placements. There is no assurance that management’s plan will be successful.

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

	September 30, 2022	September 30, 2021	September 30, 2020
Year-end CAD: USD exchange rate	0.7279	0.7884	0.7483
Annual average CAD: USD exchange rate	0.7830	0.7786	0.7435
Year-end RMB: USD exchange rate	0.1406	0.1551	0.1470
Annual average RMB: USD exchange rate	0.1527	0.1557	0.1427
Year-end HKD: USD exchange rate	0.1274	0.1284	0.1290
Annual average HKD: USD exchange rate	0.1279	0.1288	0.1286

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

The following table presents securities that could potentially dilute basic loss per share in the future. For all periods presented, the potentially dilutive securities were not included in the computation of diluted loss per share because these securities would have been antidilutive for the years ended September 30:

	2022	2021	2020
Stock options	10,300,000	10,300,000	10,300,000
Common stock warrants	-	-	-
Total	10,300,000	10,300,000	10,300,000

Cash

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

As of September 30, 2022 and 2021, the Company had cash in the amount of $2,443 and $7,820 respectively.

Inventory

The Company’s inventory is stated at the lower of cost or net realizable value, net of reserves and allowances, with cost determined using the average cost method, with average cost approximating current cost. Inventory cost consists of the direct cost of merchandise including freight. The carrying value of the inventory is affected by shrinkage, damages and obsolescence.

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

There was no impairment charge recognized for long-lived assets for the years ended September 30, 2022, 2021, and 2020.

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

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”). This standard replaces existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. The Company adopted the new standard as of October 1, 2017 using the full retrospective method which requires the company to present its financial statements for all periods as if Topic 606 had been applied to all prior periods.

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

Revenue is comprised of sales of goods and represents the amount of consideration the Company is entitled to upon the transfer of goods. Revenue was recorded on a gross basis, net of surcharges and value added tax (“VAT”) of gross sales. Pursuant to FASB ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), the Company recorded revenue on a gross basis because the Company is the primary obligor of the sales arrangements has latitude in establishing prices, has discretion in suppliers’ selection and assumes credit risks on receivables on gross sales from customers.

The Company’s revenue is reported net of discounts, value added tax and surcharges. During the years ended September 30, 2022, 2021, and 2020 the Company recognized revenue in the amount of $93, $2,832, and $4 respectively.

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

Recent Issued Accounting Pronouncement

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact that the standard will have on its CFS.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible debt by eliminating the beneficial conversion and cash conversion accounting models. Upon adoption of ASU 2020-06, convertible debt, unless issued with a substantial premium or an embedded conversion feature that is not clearly and closely related to the host contract, will no longer be allocated between debt and equity components. This modification will reduce the issue discount and result in less non-cash interest expense in financial statements. ASU 2020-06 also updates the earnings per share calculation and requires entities to assume share settlement when the convertible debt can be settled in cash or shares. For contracts in an entity’s own equity, the type of contracts primarily affected by ASU 2020-06 are freestanding and embedded features that are accounted for as derivatives under the current guidance due to a failure to meet the settlement assessment by removing the requirements to (i) consider whether the contract will be settled in registered shares, (ii) consider whether collateral is required to be posted, and (iii) assess shareholder rights. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and only if adopted as of the beginning of such fiscal year. The Company adopted ASU 2020-06 effective July 1, 2021. The adoption of ASU 2020-06 did not have any impact on the Company’s CFS presentation or disclosures.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 provides guidance as to how an issuer should account for a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option (i.e., a warrant) that remains classified after modification or exchange as an exchange of the original instrument for a new instrument. An issuer should measure the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange and then apply a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the guidance provided in ASU 2021-04 prospectively to modifications or exchanges occurring on or after the effective date. Early adoption is permitted for all entities, including adoption in an interim period. If an entity elects to early adopt ASU 2021-04 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. The adoption of ASU 2021-04 is not expected to have any impact on the Company’s CFS presentation or disclosures.

The Company’s management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

NOTE 3. PROPERTY AND EQUIPMENT

For the years ended September 30, 2022, 2021 and 2020 the Company recorded depreciation expense of $0, $1,436 and $0 respectively.

NOTE 4. ACCOUNTS PAYABLE, ACCRUED LIABILITIES AND OTHER PAYABLES

Accounts payable, accrued liabilities and other payables are comprised of the following:

	September 30, 2022	September 30, 2021
Accounts Payable	$22,181	$23,365
Accrued Liabilities and Other Payables	150,302	211,649
TOTAL	$172,483	$235,014

The accounts payable comprises amounts owing to individuals for professional and technical services provided to the Company.

Items included in the accrued liabilities and other payables are advances from non-related parties and accrued expenses for services received. As of September 30, 2022, the balance mainly consisted of advances from individuals. As of September 30, 2021, the balance mainly consisted of advances from individuals of $171,532 and accrued payroll of $2,481.

NOTE 5. DUE TO RELATED PARTIES

The amounts represented temporary advances from the directors and a shareholder of the Company, which were unsecured, interest-free and had no fixed terms of repayments.

NOTE 6. COMMITMENTS AND CONTINGENCIES

As of September 30, 2022 and 2021, the Company has no material commitments and contingencies.

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

As of September 30, 2022 and 2021, there were 109,545,271 shares issued and outstanding.

NOTE 8. INCOME TAXES

BVI

UMeWorld Limited was incorporated in the BVI and, under the current laws of the BVI, are not subject to income taxes.

Hong Kong

UMeLook HK, and UMeZone Adaptive Learning Technology Limited were incorporated and subject to the Hong Kong Profits Tax at the income tax rates ranging from 8.25% to 16.5% on the assessable income arising in Hong Kong during its tax year. No provision for Hong Kong Profits tax has been made as these companies had no taxable income during the years ended September 30, 2022, 2021 and 2020.

On September 30, 2022, the Company has disposed these two Hong Kong companies to an independent third party.

PRC

The Company’s subsidiaries, WFOE and YouYiXue (Guangzhou) Information Technology Co. Ltd., and VIE, XinYiXun, registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) of 25% on the taxable income in accordance with the relevant PRC income tax laws. No provision for PRC income tax has been made as these companies had no taxable income during the years ended September 30, 2022, 2021 and 2020.

In December 2021, the VIE contractual arrangements between WFOE, XinYiXun, and the shareholders of XinYiXun was terminated.

The tax effect of material temporary differences representing deferred tax assets is estimated as follows:

	As of September 30,
	2022	2021	2020
Deferred tax assets:
Canada	$-	$-	$288
Hong Kong	-	518	428
PRC	-	7,374	157
Subtotal	-	7,892	873
Less: Valuation allowance	-	(7,892)	(873)
Net deferred tax assets	$-	$-	$-

The valuation allowance as of September 30, 2022 and 2021 totaled $0 and $7,892, respectively which consisted primarily of established reserves for deferred tax assets arising from non-capital operating loss carry forwards for our entities in United States and our foreign entities. The tax rates being used to determine deferred tax assets are estimated at 38% for Canada, 25% for mainland China, and 16.5% for Hong Kong.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and considered that no provision for uncertainty in income taxes was necessary as of September 30, 2022 and 2021.

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

The following table summarizes the Company’s share option activity during the years ended September 30, 2022, 2021 and 2020:

	Number Outstanding	Exercise Price Per Share	Weighted- Average Exercise Price
Outstanding as of September 30, 2020	10,300,000	$0.15 – 0.20	$0.15
Granted	-	0.20	-
Exercised	-	-	-
Options forfeited/cancelled	-	-	-
Outstanding as of September 30, 2021	10,300,000	$0.15 – 0.20	$0.15
Granted	-	-	-
Exercised	-	-	-
Options forfeited/cancelled	-	-	-
Outstanding as of September 30, 2022	10,300,000	$0.15 – 0.20	$0.15

The following table summarizes the ordinary shares of the Company issuable upon exercise of options outstanding as of September 30, 2022, 2021 and 2020.

	Share Options Outstanding/ Exercisable
	Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)
September 30, 2022	$0.15-$0.20	10,300,000	1.66
September 30, 2021	$0.15-$0.20	10,300,000	2.66
September 30, 2020	$0.15-$0.20	10,300,000	3.66

As of September 30, 2022 and 2021, the intrinsic values of both outstanding options and exercisable options were $3,089,999 and $1,134,029 respectively. There were no options exercised during the years ended September 30, 2022, 2021, and 2020; and no stock based compensation is recognized from stock options during the years ended September 30, 2022, 2021, and 2020.

NOTE 10. RELATED PARTY TRANSACTIONS

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

During the year ended September 30, 2022, Michael Lee provided management services to the Company with the amount of $30,000. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2022 is $98,971.

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

Note 11. DISCONTINUED OPERATIONS

(a) UMeLook Limited and UMeZone Adaptive Learning Technology Limited

On September 30, 2022, the Company entered into two sale and purchase agreements with an individual to dispose UMeLook HK and UMeZone Adaptive Learning Technology Limited (“UMeZone”) for a consideration of $0.13 (equivalent to HK$1) each.

(b) UMeLook (Guangzhou) Technology Co., Ltd., Guangzhou XinYiXun Technology Co., Ltd., and Guangzhou Youmanfen Education Technology Co. Ltd.

On December 31, 2021, WFOE, XinYiXun, YL, and Zhongda No. 3 mutually agreed to terminate the series of contractual arrangements, which consisted of the Exclusive Management Service Agreement, the Proxy Agreement, the Equity Pledge Agreement, the Exclusive Technology Consultation and Services Agreement, and the Call Option Agreement, due to the education policy changes in the PRC. As a result, the digital media and digital education business of the Company was dissolved. In accordance with ASU No. 2014-08, Reporting of Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal is categorized as a discontinued operation if the disposal group is a component of an entity or group of components that meets the held for sale criteria, is disposed of by sale, or is disposed of other than by sale, and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results.

Summary of financial information for the loss from discontinued operations, net of taxes in the statements of operations for the year ended September 30, 2022 are as follows:

Loss from discontinued operations, net of taxes:
Revenues	$2,910
TOTAL REVENUES	2,910
Expenses:
Cost of revenue	8,473
General and administrative expenses	58,521
TOTAL EXPENSES	66,994
Loss from discontinued operations before income tax expense	(64,084)
Income tax expense	-
Loss from discontinued operations, net of taxes	$(64,084)

NOTE 12. CONCENTRATIONS OF RISK

(a) Exchange rate risk

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. The Company is a holding company and it relies on dividends paid by the Company’s operating subsidiaries in China for its cash needs. Any significant revaluation of the RMB may materially and adversely affect its liquidity and cash flows. To the extent that the Company needs to convert U.S. dollars into RMB for its operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount the Company would receive. Conversely, if the Company decides to convert RMB into U.S. dollars for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount the Company would receive.

As the Company has disposed off all its subsidiaries during the year, its exposure to foreign currency exchange risk has been reduced to low. This is because the Company no longer needs to engage in transactions denominated in RMB.

(b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. The Company continues to focus on increasing its revenue through the sale of consumer health care products on its online platform,  and obtaining financing from its shareholders or directors.

(c) Accrued product liability

The Company records accruals for product liability when deemed probable and estimable based on facts and circumstances, and prior claims experience. Accruals for product credit are valued based upon the Company’s prior claims experience, including defective goods and goods lost in transit. We have experienced an insignificant amount of goods returned and claims from goods lost in transit in the past, so our product liability is insignificant; therefore, Management believes product liability accrual as at September 30, 2022, and 2021, is not required

NOTE 13. SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for events that occur after the balance sheet date but before consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2022, up to the date that the audited consolidated financial statements were available to be issued.

On January 17, 2023, the Company entered into a definitive agreement to acquire 100% interest in a profitable, nutritional supplements sales and marketing company based in Florida, USA. The transaction is subject to customary closing conditions and is expected to be completed by April 30, 2023.

