Form 20-F
period 2023-09-30
UMeWorld Ltd
filed 2024-01-31
CIK 1114936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2023

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

66 West Flagler Street, 9th Floor, Miami, Florida 33130

(Address of principal executive offices)

Michael Lee, (786) 791 0483, info@umeworld.com

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

As of September 30, 2023, there were 110,545,005 shares outstanding of the issuer’s ordinary shares.

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

FORM 20-F

For the Years Ended September 30, 2023, 2022 and 2021

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

We are a holding company that is incorporated in the British Virgin Islands. As a holding company with no operations, we conduct all of our operations through our subsidiary Dagola Inc. in the United States. Holders of our Ordinary Shares are shares of the holding company that is incorporated in the British Virgin Islands and should be aware that they may never directly hold equity interests in our subsidiary. Prior to January 2022, we conducted substantially all of our operations through our VIE, Guangzhou XinYiXun Network Technology Co. Ltd and its wholly owned subsidiary, in China. The VIE structure was terminated and the education business in China was dissolved in December 2021.

A.	Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of operations and other comprehensive loss data for the fiscal years ended September 30, 2023, 2022 and 2021 and the consolidated balance sheets data as of September 30, 2023, 2022 and 2021 are derived from audited consolidated financial statements included elsewhere in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statements of Operations and Other Comprehensive Loss Data:

	For the Years Ended September 30,
	2023	2022	2021
Revenues	1,401	93	2,832
Gross (loss) income	(3,145)	(766)	(16,809)
Operating expenses	(303,195)	(85,686)	(86,848)
Loss from continuing operations	(306,340)	(86,452)	(103,657)
Other income (expense), net	-	2,850	(3,779)
Net loss from continuing operations	-	(83,602)	(107,436)
Net loss from discontinued operations, net of tax	-	(64,084)	-
Net loss	(306,340)	(147,686)	(107,436)

Selected Consolidated Balance Sheets Data:

	As of September 30,
	2023	2022	2021
Current assets	59,003	27,726	36,963
Total assets	59,003	27,726	56,203
Current liabilities	434,873	382,176	262,969
Total liabilities	434,873	382,176	262,969
Total stockholders’ deficit	(375,870)	(354,450)	(206,766)

Selected Consolidated Statements of Cash Flows Data:

	For the Years Ended September 30,
	2023	2022	2021
Net cash used in operating activities	(66,848)	(113,757)	(120,144)
Net cash used in investing activities	-	-	(20,687)
Net cash provided by financing activities	121,840	105,552	120,634
Effect of exchange rate changes on cash and cash equivalents	-	2,828	11,127
Net (decrease) increase in cash	54,992	(5,377)	(9,070)
Cash and cash equivalents, beginning of the year	2,443	7,820	16,890
Cash and cash equivalents, end of the year	57,435	2,443	7,820

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Company, Business and Industry

A pandemic, epidemic or outbreak of an infectious disease in the United States or elsewhere may adversely affect our business.

If a pandemic, epidemic or outbreak of an infectious disease occurs in the United States or elsewhere, our business may be adversely affected. COVID-19 has spread worldwide and has resulted in government authorities implementing numerous measures to try to contain it, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns. These measures have impacted our workforce and operations, the operations of our customers and our partners, and those of our respective vendors and suppliers.

The spread of COVID-19 has caused us to modify our business practices, as we comply with mandated requirements for safety in the workplace to ensure the health, safety and well-being of our employees. These measures may include personal protective equipment, social distancing, cleanliness of the facilities and daily monitoring of the health of employees in our facilities, as well as modifying our policies on employee travel and the cancellation of physical participation in meetings, events and conferences. We may take further actions as required by government authorities or that we determine are in the best interests of our employees, customers, partners and suppliers. However, we do not currently have a specific and/or comprehensive contingency plan in place that is designed to address the challenges and risks presented by the COVID-19 pandemic or similar outbreak and, even if and when we do develop such a plan, there can be no assurance that such plan will be effective in mitigating the potential adverse effects on our business, financial condition and results of operations.

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

We may be unable to complete key acquisitions.

The completion of key acquisitions may rest upon factors outside of our control, and may, notwithstanding the stage of negotiation, end up failing before completion. In such event key acquisitions are left incomplete, the Company may be materially adversely affected, owing to the significant devotion of resources thereto.

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

We have incurred annual operating losses since our inception. Consequently, as of September 30, 2023, we had an accumulated deficit of $31,447,003. Our revenues for the years ended September 30, 2023, 2022, and 2021 were $1,401, $93, and $2,832, respectively. Our revenues have not been sufficient to sustain our operations. In order to achieve profitability our revenue streams will have to increase and there is no assurance that revenues can increase to such a level. We may never be profitable. Our ability to achieve profitability is affected by various factors, including:

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

We may be unable to raise on acceptable terms, if at all, the substantial capital resources necessary to conduct our operations. If we are unable to raise the required capital, we may be forced to curtail business development activities and, ultimately, cease operations. As at September 30, 2023, we had working capital deficiency of $375,870 as compared to working capital deficiency of $354,450 as at September 30, 2022. The independent auditor’s report for the year ended September 30, 2022 includes an explanatory paragraph stating that our recurring losses from operations and working capital levels raise substantial doubt about our ability to continue as a going concern.

We may be unable to retain key employees or recruit additional qualified personnel.

Our success depends to a significant extent on the continued services of our senior management and other members of management.

If members of our senior management team do not continue in their present positions, our business may suffer. Because of the nature of our business, we are highly dependent upon attracting and retaining qualified personnel. There is significant competition for qualified personnel in our industry. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key technical and managerial personnel in a timely manner, could harm our business.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on March 31, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer.

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

The present officers and directors own approximately 15.29% of our issued and outstanding ordinary shares, and are therefore no longer in a position to elect all of our directors and otherwise control the Company. As of the date of this annual report, Vago International Limited controlled by Yee W. Chu beneficially owned approximately 47.98% of our outstanding capital stock. Chu therefore has significant influence over management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets, for the foreseeable future. This concentrated control limits or severely restricts our shareholders’ ability to influence corporate matters and, as a result, we may take actions that our shareholders do not view as beneficial. As a result, the market price of our ordinary shares could be adversely affected.

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

In December 2021, we terminated the contractual arrangements among UMeLook Guangzhou, Guangzhou XinYiXun and its shareholder and dissolved our education business in China. Due to the termination of the VIE structure, we no longer own the VATS license, registered trademarks, and registered software copyrights which were held by Guangzhou XinYiXun. Please refer to Note 11 - Discontinued Operations to our consolidated financial statements.

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

By the end of 2022, we began negotiations with third parties in Malaysia to discuss the potential acquisition of three distinct palm oil mills within the country. In furtherance thereof, we worked towards a letter of intent with the associated parties. We expect that the transaction will be completed via execution of a definitive joint venture agreement in 2024. In consideration of the prior, we intend to make a significant pivot towards becoming a fully integrated edible oils company, capable of the manufacturing, refining, packaging and sale of palm oil, palm oil derivative products, and other vegetable oils.

B.	Business Overview

UMeWorld Limited is a holding company with an operating subsidiary Dagola Inc. located in Miami, Florida. We are a health and wellness company with a mission to help our customers live healthier, and seek to become an integrated edible oils company through a series of significant acquisitions expected to be completed in the latter half of 2023, going into 2024. The Company, through its subsidiary, plans to operate in the sales and marketing of DAG (Diacylglycerol) cooking oils and nutritional supplements, and intends to acquire and form additional subsidiaries operating within the edible oils industry, producing, refining and preparing for sale our own distinct brands of vegetable oils to consumers located internationally. Our management team brings deep expertise in heavily regulated industries, operating, brand identity and services, and raising capital to the public market. We seek synergistic and complementary mergers and acquisition opportunities, implementing operational efficiencies to eliminate duplicative measures and centralize administrative operations to achieve more significant revenues and profitability. Additionally, we expect to leverage our network of retail relationships, as well as acquire and manage brands and services cultivated in the health and wellness industry to secure sales in major retailers in the United States and globally. Our management team monitors a variety of trends and factors that follow which could impact our operating performance.

On December 31, 2021, UMeLook Guangzhou, Guangzhou XinYiXun, and the shareholders of Guangzhou XinYiXun mutually agreed to terminate the series of contractual arrangements, which consisted of the Exclusive Management Service Agreement, the Proxy Agreement, the Equity Pledge Agreement, the Exclusive Technology Consultation and Services Agreement, and the Call Option Agreement, due to the education policy chang in the PRC. As a result, the education business of the Company was dissolved.

Our Revenue Strategy

Our revenue growth strategy follows a dual buy and build model in which we acquire brands and related infrastructure, as well as develop brands and related infrastructure in-house. In addition to scaling the Company’s wholly-owned subsidiary, Dagola Inc, which currently owns and operates our DAGola brand cooking oil, we have executed a definitive agreement to acquire a nutritional supplement retailer in Florida, U.S, and have begun negotiation for a letter of intent and execution of a definitive joint venture agreement with a palm oil mill operator in Malaysia. The closing of these transactions is dependent on numerous factors including but not limited to satisfactory completion of due diligence, capital constraints, and more. These contemplated transactions will likely have a material impact on the Company’s operating performance.

Our Principal Product

DAGola DAG Cooking and Salad Oil -- a revolutionary cooking and salad oil clinically shown to help in the fight against body fat, obesity and promotes lowering of serum triglycerides and uric acid levels.

What is DAG (Diacylglycerol) Oil? All conventional cooking oils currently in the market (vegetable, corn, soy, canola, olive, etc.) are triglyceride-based oils (TAG) and contain some small amounts of diacylglycerols. High levels of triglycerides in the bloodstream, a condition referred to as hypertriglyceridemia, occurs in many different populations in the world today and is strongly correlated to the quantity of fat consumed in the diet. An excess of triglycerides in the body results in it being stored in the liver or in fat cells in reserve to supply energy when needed. Unlike triglycerides, DAG is metabolized (broken down) directly by the body as energy, rather than stored as fat. According to clinical studies, DAG oil may help individuals maintain or lose weight when included as part of a sensible diet.

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

The FDA has designated DAG oil as a GRAS (“Generally Regarded as Safe”) substance, while other countries such as Canada, Australia, China and the European Union have recognized DAG oil as a novel food and can be marketed to consumers freely. It is worth noting that in order to have medical benefits, DAG oil should contain at least 27% DAG according to clinical studies. In China, a cooking oil must contain at least 40% DAG in order to make the  DAG oil claim on its product label. The Company’s DAG oils have been the subject of an ongoing clinical trial with 400 type 2 diabetic patients, showing a significant reduction in body weight, body mass index, total serum cholesterol and a significant reduction in serum uric acid.

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

Market Opportunity

We aim to become a major participant in the $1.5 trillion global wellness industry. We see great potential to grow and generate revenues in this expanding market. We expect consumer trends towards adoption of a healthier lifestyle to continue. Furthermore, we see significant potential within the edible oils industry, and see potential to leverage synergies with DAG oil production methods to create widely available and healthier alternatives to many edible oils as currently exist.

Competition

We compete with companies that operate in the health and wellness market, and in  the edible oils industry. Many of our competitors have substantially greater financial resources, broader market presence, longer-standing relationships with distributors, retailers, and suppliers, longer operating histories, more extensive production and distribution capabilities, more robust brand recognition, more significant marketing resources, and more comprehensive product lines than us. We believe that principal competitive factors in this category include, among others, quality ingredients, wellness profile, cost, convenience, branding, and marketing.

C.	Organizational Structure

UMeWorld Limited is a holding company without substantive operations and we conduct our businesses through our wholly-owned subsidiary in the U.S. The chart below summarizes our corporate legal structure as of the date of this annual report:

Deconsolidation of VIE and Subsidiaries

Prior to January 2022, we conducted substantially all of our operations through our VIE, Guangzhou XinYiXun Network Technology Co. Ltd and its wholly owned subsidiary Guangzhou Youmanfen Education Technology Co. Ltd, in China. The VIE structure was dissolved in December 31 2021. Please refer to our Discontinued Operations in Note 11 to our consolidated financial statements.

D.	Properties, Plants & Equipment

We do not own any real property. We do not lease any office space at this time. We currently use office space provided by an unrelated party free of charge.

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

We are a health and wellness company with a mission to help our customers live healthier. The Company, through its subsidiary, operates in the sales and marketing of DAG (Diacylglycerol) cooking oils and nutritional supplements, and intends to, through a series of acquisitions expected to occur in the first half of 2024 going into 2025, enter into the palm  oil industry through the manufacturing, refining and sale thereof. Our management team brings deep expertise in heavily regulated industries, operating, brand identity and services, and raising capital to the public market. We seek synergistic and complementary mergers and acquisition opportunities, implementing operational efficiencies to eliminate duplicative measures and centralize administrative operations to achieve more significant revenues and profitability. Additionally, we expect to leverage our network of retail relationships, as well as acquire and manage brands and services cultivated in the health and wellness industry to secure sales in major retailers in the United States and globally. Our management team monitors a variety of trends and factors that follow which could impact our operating performance.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. We have limited cash resources, recurring cash used in operations and operating losses history. As shown in the accompanying consolidated financial statements, we have an accumulated deficit of approximately $31.45 million as of September 30, 2023, net loss of $0.31 million, and net cash used in operating activities of $0.07 million for the year ended September 30, 2023. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

Results of Operations

The following tables summarize the results of operations for the years ended September 30, 2023, 2022 and 2021 and the annual results of operations for the past three years:

Years Ended September 30	2023	2022	2021
	$	$	$
Revenue	1,401	93	2,832
Cost of revenue	(4,546)	(859)	(19,641)
Selling, general and administrative expenses	(303,195)	(85,686)	(86,848)
Other income	-	2,850	-
Interest income	-	-	31
Other expense	-	-	(3,810)
Income tax expense	-	-	-
Net loss from continuing operations	(306,340)	(83,602)	(107,436)
Net loss from discontinued operations	-	(64,084)	-
Net loss	(306,340)	(147,686)	(107,436)

RESULTS OF OPERATIONS

The Year Ended September 30, 2023 Compared to the Year Ended September 30, 2022

Revenues

Our revenues increased from $93 in 2022 to $1,401 in 2023. This increase was related to the revenue stream from the sales of DAG Oil and a calcium product.

Cost of Revenues

Our cost of revenues increased from $859 in 2022 to $4,546 in 2023. The increase was due to the sales of DAG Oil.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased from $85,686 in 2022 to $303,195 in 2023.

Other Income

Other Income decreased from $2,850 in 2022 to $0 in 2023.

Income Tax Expense

There was no income tax expense incurred for the years ended September 30, 2023 and 2022.

Net Loss From Discontinued Operations

Net loss from discontinued operation decreased from $64,084 in 2022 to $0 in 2023.

Net Loss

As a result of the cumulative effect of the foregoing factors, we incurred a net loss of $306,340 for the year ended September 30, 2023 as compared to net loss of $147,686 for the year ended September 30, 2022, an increase of $158,654 or about 107%. The increase was mainly attributed from the loss from discontinued operations.

The Year Ended September 30, 2022 Compared to the Year Ended September 30, 2021

Revenues

Our revenues decreased from $2,832 in 2021 to $93 in 2022.

Cost of Revenues

Our cost of revenues decreased from $19,641 in 2021 to $859 in 2022. The decrease was due to headcount-related expenses to serve Easy Learn English product.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses have a relatively small decrease from $86,848 in 2021 to $85,686 in 2022.

Other Income

We had $0 other income in 2021, as compared to other income of $2,850 in 2022.

Other Expense

We had $0 other expense in 2022, as compared to other expense of $3,810 in 2021.

Income Tax Expense

There was no income tax expense incurred for the years ended September 30, 2022 and 2021.

Net loss

As a result of the cumulative effect of the foregoing factors, we incurred a net loss of $147,686 for the year ended September 30, 2022 as compared to net loss of $107,436 for the year ended September 30, 2021, an increase of $40,250 or about 37.46%. The increase was mainly attributable to the termination of the VIE structure and the dissolution of the education business in China.

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

Working Capital

As of September 30, 2023 and 2022, we had cash balances of $57,435 and $2,443 respectively. These funds are primarily located in various financial institutions located in Canada and USA.

As of September 30, 2023, we had working capital deficiency of approximately $375,870 as compared to a working capital deficiency of $354,450 as of September 30, 2022. Since inception, we have financed operations primarily from the issuance of ordinary shares and promissory notes. We expect to continue ordinary share issuances and issuance of promissory notes to fund our ongoing activities.

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

We further expect to spend capital consummating significant acquisition transactions. The failure to raise capital would prevent us from closing on the aforementioned.

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

Contractual Obligations and Commitments

Excluding accounts payable and accrued liabilities, we do not have any contractual obligations and commitments for the years ended September 30, 2023, 2022 and 2021.

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

Significant Accounting Policies

Please refer to our significant accounting policies in Note 2 to our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position	Term
Michael M. Lee	60	Founder, Chairman, Chief Executive Officer	Since 8/8/1997
Winfield, Yongbiao Ding	59	Chief Financial Officer (Part time)	Since 6/5/2017
Dr. David Milroy	71	Independent Director	Since 4/15/2003
Dr. Ford Moore	71	Independent Director	Since 4/15/2003

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

B.	Compensation of Directors and Executive Officers

Our independent directors did not receive any compensation for the year ended September 30, 2023, 2022 and 2021. Directors are reimbursed for direct out-of-pocket expenses for attendance at meetings of the Board of Directors and for expenses incurred for and on behalf of the Company.

Summary of Executive Compensation

The table below summarizes the compensation received by our Chief Executive Officer for the fiscal years ended September 30, 2023, 2022 and 2021 and any other executive officer of the Company who received compensation in excess of $40,000 for services rendered during any of those years (“named executive officers”).

					Non-equity incentive plan compensation (S)
Name and Principal Position	Year	Salary ($)	Share based awards ($)	Option based awards ($)	Annual incentive plans	Long term incentive plans	Pension value ($)	All other compensation ($)	Total ($)
Michael Lee (1)(2)	2023	80,000	Nil	Nil	Nil	Nil	Nil	Nil	80,000
Chairman and CEO	2022	30,000	Nil	Nil	Nil	Nil	Nil	Nil	30,000
	2021	30,000	Nil	Nil	Nil	Nil	Nil	Nil	30,000

Notes:

(1)	Mr. Michael Lee is not compensated with respect to his appointment as director.
(2)	Mr. Michael Lee agreed to accrue compensation payable to him for the 2023, 2022 and 2021 fiscal years and payable at such times as determined by the Company.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our executive officers and directors individually; and (iii) all of our executive officers and directors as a group. As of the date of this annual report, we had 110,545,005 ordinary shares issued and outstanding.

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

	Shares Beneficially Owned
Name	Number	Percentage
Directors & Executive Officers
Michael Lee (1)	10,623,703	9.09%
Winfield Ding (2)	1,719,326	1.47%
Ford Moore (3)	3,446,214	2.95%
David Milroy (4)	2,080,130	1.78%
All Directors and Executive Officers as a group (5)	17,869,373	15.29%

5% or More Beneficial Owner
Vago International Limited (6)	56,066,020	47.98%
Ruby Hui (7)	6,982,358	5.98%
First Scion Investments Limited (8)	10,656,642	9.12%

(1)	Includes 6,623,703 ordinary shares and vested options to purchase 4,000,000 ordinary shares.

(2)	Includes 1,419,326 ordinary shares and vested options to purchase 300,000 ordinary shares.
(3)	Includes 2,446,214 ordinary shares and vested options to purchase 1,000,000 ordinary shares.
(4)	Includes 1,080,130 ordinary shares and vested options to purchase 1,000,000 ordinary shares.
(5)	The business address for these individuals is Unit B, 12/F, Hang Seng Causeway Bay Building, 28 Yee Wo Street, Causeway Bay, Hong Kong SAR.
(6)	The business address of Vago International Limited is Flat 6, Block 8, Oak Mansion, 7 Tak Fund Street, Kowloon, Hong Kong SAR. Vago International Limited is wholly owned by Yee W. Chu.
(7)	Includes 3,982,358 ordinary shares and vested options to purchase 3,000,000 ordinary shares. The business address for Ruby Hui is 2601B, Parkway Court, 4 Park Road, Mid-levels, Hong Kong SAR.
(8)

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees - B. Compensation - Share Incentive Plan.”

Transactions with Our Chief Executive Officer and Other Related Parties

During the year ended September 30, 2023, Michael Lee provided management services to the Company with the amount of $80,000. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2023 is $138,302

During the year ended September 30, 2022, Michael Lee provided management services to the Company with the amount of $30,000. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2022 is $98,971.

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

During the quarter ended June 30, 2023, the Company issued an aggregated 699,734 shares at a price of $0.3 per share to three individual investors for net proceeds of $209,920, and issued 300,000 shares at a price of $0.25 for service.

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

		High $	Low $
Fourth Quarter	(Ended September 30, 2023)	0.48	0.35
Third Quarter	(Ended June 30, 2023)	0.46	0.14
Second Quarter	(Ended March 31, 2023)	0.14	0.14
First Quarter	(Ended December 31, 2022)	0.16	0.12
Fourth Quarter	(Ended September 30, 2022)	0.30	0.10
Third Quarter	(Ended June 30, 2022)	0.15	0.07
Second Quarter	(Ended March 31, 2022)	0.16	0.13
First Quarter	(Ended December 31, 2021)	0.16	0.11

The foregoing quotations reflect inter-dealer prices without retail mark-up, markdown or commissions and may not necessarily represent actual transactions. Records of our stock transfer agent indicate that as of September 30, 2023 there were approximately 53 record holders of our ordinary shares. This does not include an indeterminate number of shareholders may hold their shares in “street name” or in nominee form.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of September 30, 2023 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of September 30, 2023 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of September 30, 2023 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we noted the following deficiencies that we believe to be material weaknesses:

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

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was not effective as of September 30, 2023.

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

Management’s Remediation Initiatives

In an effort to remediate the identified material weaknesses and other deficiencies and enhance our internal controls, we will prepare written policies and procedures for accounting and financial reporting with respect to the requirements and application of both US GAAP and SEC guidelines, to establish a formal process to close our books monthly on an accrual basis and account for all transactions, including equity and debt transactions.

Attestation Report of Independent Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we qualified as a “smaller reporting company and non-accelerated filer.”

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees: For the year ended September 30, 2023, we incurred $10,000 in external audit fees to our principal accountants as compared to approximately $12,750 for the year ended September 30, 2022.

Audit-Related Fees: For the years ended September 30, 2023 and 2022, we incurred no fees for assurance and related services by the principal accountant.

Tax Fees: For the years ended September 30, 2023 and 2022, we incurred NIL tax fees with our principal accountants.

All Other Fees: For the years ended September 30, 2023 and 2022, we incurred NIL in other fees with our principal accountants.

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

UMEWORLD LIMITED

Dated: January 31, 2024	By:	/s/ Michael M. Lee
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Director and Stockholder of

UMeWorld Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UMeWorld and its subsidiaries (collectively, the “Company”) as of September 30, 2022 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit and cash flows for each of the years ended September 30, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for the years ended September 30, 2023 and 2022 are in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has suffered from an accumulated deficit of $31,447,003 as at September 30, 2023. These factors create uncertainty as to the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

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

January 31, 2024

Malaysia

We have served as the Company’s auditor since 2021.

UMEWORLD LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2023 AND 2022

(All amounts in US Dollars, except share and share related data or otherwise noted)

	2023	2022
ASSETS
CURRENT ASSETS
Cash	$57,435	$2,443
Deposit	1,568	13,750
Prepayment	-	-
Accounts Receivable	-	24
Inventory	-	11,509
TOTAL CURRENT ASSETS	59,003	27,726
NON-CURRENT ASSETS
Property and equipment, net	-	-
TOTAL NON-CURRENT ASSETS	-	-
TOTAL ASSETS	$59,003	$27,726

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	1,110	22,181
Due to related parties	263,023	209,693
Accrued liabilities and other payables	170,740	150,302
TOTAL CURRENT LIABILITIES	434,873	382,176
TOTAL LIABILITIES	$434,873	$382,176

Commitments and Contingencies	-	-

STOCKHOLDERS’ DEFICIT
Ordinary shares: $ 0.0001 par value;
Authorized: 250,000,000 shares; Issued and outstanding: 109,545,271 shares as of September 30, 2022; 110,545,005 as of September 30, 2023	11,055	10,955
Additional paid-in capital	31,060,078	30,657,209
Accumulated other comprehensive income	-	118,049
Accumulated deficit	(31,447,003)	(31,140,663)
Total stockholders’ deficit	(375,870)	(354,450)

TOTAL LIABILITES AND STOCKHOLDERS’ DEFICIT	$59,003	$27,726

 The accompanying notes are an integral part of these consolidated financial statements.

UMEWORLD LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(All amounts in US Dollars, except share and share related data or otherwise noted)

	2023	2022	2021

Revenues	$1,401	$93	$2,832
TOTAL REVENUES	1,401	93	2,832

Cost of revenues	(4,546)	(859)	(19,641)

GROSS (LOSS) INCOME	(3,145)	(766)	(16,809)

OPERATING EXPENSES
Selling, general and administrative expenses	303,195	85,686	86,848
TOTAL OPERATING EXPENSES	303,195	85,686	86,848

LOSS FROM CONTINUING OPERATIONS	(306,340)	(86,452)	(103,657)

OTHER INCOME (EXPENSE)
Other income	-	2,850	-
Interest income	-	-	31
Other expense	-	-	(3,810)
TOTAL OTHER EXPENSE, NET	-	2,850	(3,779)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(306,340)	(83,602)	(107,436)

INCOME TAX EXPENSE OF CONTINUING OPERATIONS	-	-	-

NET LOSS FROM CONTINUING OPERATIONS	(306,340)	(83,602)	(107,436)
Net loss from discontinued operations, net of tax	-	(64,084)	-

NET LOSS	$(306,340)	$(147,686)	$(107,436)

Comprehensive loss:
Net loss	$(306,340)	$(147,686)	$(107,436)
Foreign currency translation (loss) income	-	2	(1,704)
Total comprehensive loss	$(306,340)	$(147,684)	$(109,140)

Loss per share:
Net loss from continuing operations per share of ordinary share - basic and diluted	$(0.00)	$(0.00)	$(0.00)
Net loss from discontinued operations per share of ordinary share – basic and diluted	$(0.00)	$(0.00)	$(0.00)
Weighted average number of ordinary shares outstanding:
Basic and diluted	109,915,584	109,545,271	108,591,506

The accompanying notes are an integral part of these consolidated financial statements.

UMEWORLD LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(All amounts in US Dollars, except share and share related data or otherwise noted)

	Ordinary Shares		Additional	Accumulated Other		Total
	Number of Shares	Amount	Paid in Capital	Comprehensive Income	Accumulated Deficit	Stockholders' Deficit

Balance as of September 30, 2020	107,005,276	10,701	30,408,663	119,751	(30,885,541)	(346,426)
Stock issued for cash	2,539,995	254	248,546	-	-	248,800
Foreign currency translation adjustment	-	-	-	(1,704)	-	(1,704)
Net loss for the year	-	-	-	-	(107,436)	(107,436)
Should Balance as of September 30, 2021	109,545,271	10,955	30,657,209	118,047	(30,992,977)	(206,766)
Stock issued for cash	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	2	-	2
Net loss for the year	-	-	-	-	(147,686)	(147,686)
Balance as of September 30, 2022	109,545,271	10,955	30,657,209	118,049	(31,140,663)	(354,450)
Stock issued for cash	999,734	100	284,820	-	-	284,920
Foreign currency translation adjustment	-	-	118,049	(118,049)	-	-
Net loss for the year					(306,340)	(306,340)
Balance as of September 30, 2023	110,545,005	11,055	31,060,078	-	(31,447,003)	(375,870)

The accompanying notes are an integral part of these consolidated financial statements.

UMEWORLD LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(All amounts in US Dollars)

	2023	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(306,340)	$(147,686)	$(107,436)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	-	-	1,436
Loss from discontinued operations	-	64,084
Stock issued for service	75,000
Changes in assets and liabilities:
Accounts receivable	24	(24)
Deposit	12,182	(13,750)	(2,494)
Prepayment	-	-	(26,649)
Inventory	11,509	(11,509)	-
Accounts payable	(21,071)	(1,184)	1,165
Accrued liabilities and other payables	161,848	(3,688)	13,834
NET CASH USED IN OPERATING ACTIVITIES	(66,848)	(113,757)	(120,144)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	-	-	(20,687)
NET CASH USED IN INVESTING ACTIVITIES	-	-	(20,687)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	209,920	-	248,800
Repayments to related parties	(102,080)	-	(128,166)
Advances from related parties	14,000	105,552	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	121,840	105,552	120,634

Effect of exchange rate changes on cash and cash equivalents	-	2,828	11,127
NET (DECREASE) INCREASE IN CASH	54,992	(5,377)	(9,070)
Cash and cash equivalents at beginning of year	2,443	7,820	16,890
Cash and cash equivalents at end of year	$57,435	$2,443	$7,820

SUPPLEMENTARY DISCLOSURE:
Income tax paid	$-	$-	$-
Interest paid	$-	$-	$-

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

As of September 30, 2023 and 2022, the carrying amount and classification of the assets and liabilities in the Company’s balance sheets that relate to the VIEs are as follows:

	As of September 30,
	2023	2022
Assets
Cash	$0	$0
Prepayment and other assets	0	0
Property and equipment, net	0	0
Total assets of VIEs	$0	$0
Liabilities
Accrued liabilities and other payable	$0	$0
Due to VIE holding companies	0	0
Due to related parties	0	0
Total liabilities of VIEs	$0	$0

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

The Company has suffered from a net loss of $306,340 for the year ended September 30, 2023. Also, at September 30, 2023, the Company has incurred an accumulated deficits of $31,447,003. Accordingly, the financial statements do not include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary in the event that the Company is unable to continue as a going concern. The Company demonstrates adverse conditions that raise substantial doubt about the Company’s ability to continue as a going concern for one year following the issuance of these consolidated financial statements. These adverse conditions are working capital deficiency, recurring operating losses, accumulated stockholders’ deficit, and continued reliance on external funding sources. In order to mitigate the going concern issues, the Company is constantly pursuing new business arrangements and striving to achieve profitability and seeking capital funding on an ongoing basis via the issuance of promissory notes and private placements. There is no assurance that management’s plan will be successful.

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

Consolidation of Variable Interest Entities

In accordance with U.S. GAAP regarding “Consolidation of Variable Interest Entities (VIE)”, the Company identifies entities for which control is achieved through means other than through voting rights, and determines when and which business enterprise, if any, should consolidate the VIE. The Company evaluated its participating interest in XinYiXun and concluded it is the primary beneficiary of XinYiXun, a VIE. On May 8, 2021, XinYiXun incorporated a wholly owned subsidiary named Guangzhou YouManFen Education Technology Co., Ltd. (“YMF”) in China. The principal activity of YMF is the provision of private tutoring. Subsequently in December 2021, YMF changed its name to Guangzhou YouManFen Information Technology Co., Ltd. The Company consolidated XinYiXun, YMF, and all significant intercompany transactions and balances have been eliminated. In December 2021, the Company terminated its VIE contractual arrangements among UMeLook Guangzhou, Guangzhou XinYiXun and its shareholder and dissolved its education business in China. In September, 2022, the Company entered into two sale and purchase agreements with an individual to dispose UMeLook HK and UMeZone Adaptive Learning Technology Limited (“UMeZone”).

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

	September 30, 2023	September 30, 2022	September 30, 2021
Year-end CAD: USD exchange rate	0.7365	0.7279	0.7884
Annual average CAD: USD exchange rate	0.7416	0.7830	0.7786
Year-end RMB: USD exchange rate	0.1371	0.1406	0.1551
Annual average RMB: USD exchange rate	0.1419	0.1527	0.1557
Year-end HKD: USD exchange rate	0.1277	0.1274	0.1284
Annual average HKD: USD exchange rate	0.1277	0.1279	0.1288

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

The following table presents securities that could potentially dilute basic loss per share in the future. For all periods presented, the potentially dilutive securities were not included in the computation of diluted loss per share because these securities would have been antidilutive for the years ended September 30:

	2023	2022	2021
Stock options	10,300,000	10,300,000	10,300,000
Common stock warrants	-	-	-
Total	10,300,000	10,300,000	10,300,000

Cash

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

As of September 30, 2023 and 2022, the Company had cash in the amount of $57,435 and $2,443 respectively.

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

There was no impairment charge recognized for long-lived assets for the years ended September 30, 2023, 2022, and 2021.

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

The Company’s revenue is reported net of discounts, value added tax and surcharges. During the years ended September 30, 2023, 2022, and 2021 the Company recognized revenue in the amount of $1,401, $93, and $2,832 respectively.

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

NOTE 3. PROPERTY AND EQUIPMENT

For the years ended September 30, 2023, 2022 and 2021 the Company recorded depreciation expense of $0, $0 and $1,436 respectively.

NOTE 4. ACCOUNTS PAYABLE, ACCRUED LIABILITIES AND OTHER PAYABLES

Accounts payable, accrued liabilities and other payables are comprised of the following:

	September 30, 2023	September 30, 2022
Accounts Payable	$1,110	$22,181
Accrued Liabilities and Other Payables	170,740	150,302
TOTAL	$171,850	$172,483

The accounts payable comprises amounts owing to individuals for professional and technical services provided to the Company.

Items included in the accrued liabilities and other payables are advances from non-related parties and accrued expenses for services received. As of September 30, 2022, the balance mainly consisted of advances from individuals. As of September 30, 2023, the balance mainly consisted of advances from individuals of $172,483.

NOTE 5. DUE TO RELATED PARTIES

The amounts represented temporary advances from the directors and a shareholder of the Company, which were unsecured, interest-free and had no fixed terms of repayments.

NOTE 6. COMMITMENTS AND CONTINGENCIES

As of September 30, 2023 and 2022, the Company has no material commitments and contingencies.

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

On April 25, 2023, the Company issued 300,000 restricted shares as a compensation for financial consulting services.

On May 19, 2023, the Company issued a total of 699,734 restricted shares to several arm’s length investors at $0.3 per share pursuant to a private placement agreement.

As of September 30, 2023 and 2022, there were 110,545,005 and 109,545,271 shares issued and outstanding respectively.

NOTE 8. INCOME TAXES

BVI

UMeWorld Limited was incorporated in the BVI and, under the current laws of the BVI, are not subject to income taxes.

Hong Kong

UMeLook HK, and UMeZone Adaptive Learning Technology Limited were incorporated and subject to the Hong Kong Profits Tax at the income tax rates ranging from 8.25% to 16.5% on the assessable income arising in Hong Kong during its tax year. No provision for Hong Kong Profits tax has been made as these companies had no taxable income during the years ended September 30, 2022, and 2021

On September 30, 2022, the Company has disposed these two Hong Kong companies to an independent third party.

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

In December 2021, the VIE contractual arrangements between WFOE, XinYiXun, and the shareholders of XinYiXun was terminated.

The tax effect of material temporary differences representing deferred tax assets is estimated as follows:

	As of September 30,
	2023	2022	2021
Deferred tax assets:
Canada	$-	$-	$-
Hong Kong	-	-	518
PRC	-	-	7,374
Subtotal	-	-	7,892
Less: Valuation allowance	-	-	(7,892)
Net deferred tax assets	$-	$-	$-

The valuation allowance as of September 30, 2023 and 2022 totaled $0 and $0, respectively which consisted primarily of established reserves for deferred tax assets arising from non-capital operating loss carry forwards for our entities in United States and our foreign entities. The tax rates being used to determine deferred tax assets are estimated at 38% for Canada, 25% for mainland China, and 16.5% for Hong Kong.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and considered that no provision for uncertainty in income taxes was necessary as of September 30, 2023 and 2022.

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

The following table summarizes the Company’s share option activity during the years ended September 30, 2023, 2022 and 2021:

	Number Outstanding	Exercise Price Per Share	Weighted- Average Exercise Price
Outstanding as of September 30, 2021	10,300,000	$0.15 – 0.20	$0.15
Granted	-	0.20	-
Exercised	-	-	-
Options forfeited/cancelled	-	-	-
Outstanding as of September 30, 2022	10,300,000	$0.15 – 0.20	$0.15
Granted	-	-	-
Exercised	-	-	-
Options forfeited/cancelled	-	-	-
Outstanding as of September 30, 2023	10,300,000	$0.15 – 0.20	$0.15

The following table summarizes the ordinary shares of the Company issuable upon exercise of options outstanding as of September 30, 2023, 2022 and 2021.

	Share Options Outstanding/ Exercisable
	Range of Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)
September 30, 2023	$0.15-$0.20	10,300,000	0.66
September 30, 2022	$0.15-$0.20	10,300,000	1.66
September 30, 2021	$0.15-$0.20	10,300,000	2.66

As of September 30, 2022 and 2021, the intrinsic values of both outstanding options and exercisable options were $4,634,999 and $3,089,999 respectively. There were no options exercised during the years ended September 30, 2023, 2022, and 2021; and no stock based compensation is recognized from stock options during the years ended September 30, 2023, 2022, and 2021

NOTE 10. RELATED PARTY TRANSACTIONS

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

During the year ended September 30, 2023, Michael Lee provided management services to the Company with the amount of $80,000. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2022 is $138,302.

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

(c) Accrued product liability

The Company records accruals for product liability when deemed probable and estimable based on facts and circumstances, and prior claims experience. Accruals for product credit are valued based upon the Company’s prior claims experience, including defective goods and goods lost in transit. We have experienced an insignificant amount of goods returned and claims from goods lost in transit in the past, so our product liability is insignificant; therefore, Management believes product liability accrual as at September 30, 2023, and 2022, is not required.

(d) Concentration of customers and vendors

For the year ended September 30, 2023, there is one customer accounted for 25.69% of the Company’s revenue and no single customer representing more than 10% of the Company’s revenue for the year ended September 30, 2022.

For the year ended September 30, 2023, two vendors accounted for 10.85% and 11.72 % of the Company’s total cost of sales and one vendor accounted for 60.88% of the Company’s total cost of sales for the year ended September 30, 2022.

NOTE 13. SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for events that occur after the balance sheet date but before consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2023, up to the date that the audited consolidated financial statements were available to be issued. During this period, there was no subsequent event that required recognition or disclosure.

