Form 20-F
period 2024-09-30
UMeWorld Ltd
filed 2025-01-14
CIK 1114936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2024

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

As of September 30, 2024, there were 111,785,005 shares outstanding of the issuer’s ordinary shares.

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

FORM 20-F

For the Years Ended September 30, 2024, 2023 and 2022

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

We are a holding company that is incorporated in the British Virgin Islands. As a holding company with no operations, we conduct all of our operations through our wholly owned subsidiary Dagola Inc. in the United States. Holders of our Ordinary Shares are shares of the holding company that is incorporated in the British Virgin Islands and should be aware that they may never directly hold equity interests in our subsidiary. Prior to January 2022, we conducted substantially all of our operations through our VIE, Guangzhou XinYiXun Network Technology Co. Ltd and its wholly owned subsidiary, in China. The VIE structure was terminated and the education business in China was dissolved in December 2021.

A.	Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of operations and other comprehensive loss data for the fiscal years ended September 30, 2024, 2023 and 2022 and the consolidated balance sheets data as of September 30, 2024, 2023 and 2022 are derived from audited consolidated financial statements included elsewhere in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statements of Operations and Other Comprehensive Loss Data:

	For the Years Ended September 30,
	2024	2023	2022
Revenues	941	1,401	93
Gross (loss) income	(634)	(3,145)	(766)
Operating expenses	(223,831)	(303,195)	(85,686)
Loss from continuing operations	(224,465)	(306,340)	(86,452)
Other income (expense), net	-	-	2,850)
Net loss from continuing operations	(224,465)	(306,340)	(83,602)
Net loss from discontinued operations, net of tax	-	-	(64,084
Net loss	(224,465)	(306,340)	(147,686)

Selected Consolidated Balance Sheets Data:

	As of September 30,
	2024	2023	2022
Current assets	121,979	59,003	27,726
Total assets	121,979	59,003	27,726
Current liabilities	487,714	434,873	382,176
Total liabilities	487,714	434,873	382,176
Total stockholders’ deficit	(365,735)	(375,870)	(354,450)

Selected Consolidated Statements of Cash Flows Data:

	For the Years Ended September 30,
	2024	2023	2022
Net cash used in operating activities	(30,072)	(66,848)	(113,757)
Net cash provided by financing activities	94,446	121,840	105,552
Effect of exchange rate changes on cash and cash equivalents	-	-	2,828
Net (decrease) increase in cash	64,374	54,992	(5,377)
Cash and cash equivalents, beginning of the year	57,435	2,443	7,820
Cash and cash equivalents, end of the year	121,809	57,435	2,443

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Company, Business and Industry

Transition to the Wellness Industry and Associated Risks

We, through our Operating Subsidiary, are in the early stages of developing our business with a limited operating history in the wellness industry. Our future prospects should be evaluated considering the inherent risks and uncertainties faced by early-stage companies. These challenges include our Operating Subsidiary's ability to:

•	Offer products of sufficient quality to attract and retain a larger customer base;
•	Attract additional customers and increase spending per customer;
•	Increase awareness of our products and continue to develop customer loyalty;
•	Respond to competitive market conditions;
•	Respond to changes in our regulatory environment;
•	Maintain effective control of our costs and expenses;
•	Raise sufficient capital to sustain and expand our business; and
•	Attract, retain and motivate qualified personnel.

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

Our business is subject to risks arising from epidemic diseases, such as the outbreak of COVID-19 in 2020.

Our operations are vulnerable to risks from epidemic diseases, such as COVID-19, which can disrupt supply chains, reduce workforce availability, and alter consumer behavior. These disruptions may delay projects, decrease productivity, and reduce demand for our products. Additionally, evolving public health responses, regulatory changes, and market uncertainties may increase compliance costs and operational challenges. While we are actively monitoring these risks and implementing contingency plans, there is no guarantee they will fully mitigate the impact of future outbreaks.

We have significant historical losses and may continue to incur losses in the future.

We have incurred annual operating losses since our inception. Consequently, as of September 30, 2024, we had an accumulated deficit of $31,671,468. Our revenues for the years ended September 30, 2024, 2023, and 2022 were $941, $1,401, and $93, respectively. Our revenues have not been sufficient to sustain our operations. In order to achieve profitability our revenue streams will have to increase and there is no assurance that revenues can increase to such a level. We may never be profitable. Our ability to achieve profitability is affected by various factors, including:

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

We may be unable to raise on acceptable terms, if at all, the substantial capital resources necessary to conduct our operations. If we are unable to raise the required capital, we may be forced to curtail business development activities and, ultimately, cease operations. As at September 30, 2024, we had working capital deficiency of $365,735 as compared to working capital deficiency of $375,870 as at September 30, 2023. The independent auditor’s report for the year ended September 30, 2024 includes an explanatory paragraph stating that our recurring losses from operations and working capital levels raise substantial doubt about our ability to continue as a going concern.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on March 31, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer.

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

The present officers and directors own approximately 11.29% of our issued and outstanding ordinary shares, and are therefore no longer in a position to elect all of our directors and otherwise control the Company. As of the date of this annual report, Vago International Limited controlled by Yee W. Chu beneficially owned approximately 50.16% of our outstanding capital stock. Chu therefore has significant influence over management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets, for the foreseeable future. This concentrated control limits or severely restricts our shareholders’ ability to influence corporate matters and, as a result, we may take actions that our shareholders do not view as beneficial. As a result, the market price of our ordinary shares could be adversely affected.

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

In 2023, we initiated negotiations with third parties in Malaysia to explore the potential acquisition of certain palm oil mills within the country. Our goal was to leverage the enzymatic technology used to produce our DAG oil, utilizing palm oil as a source for biofuel production, with a particular focus on Sustainable Aviation Fuel (SAF). This venture is ongoing, and as of 2024, the acquisition process remains in progress due to certain legal issues with the target. We are continuing our due diligence efforts to address these challenges and assess the feasibility of this strategic initiative. However, there is no assurance that it will be successful.

B.	Business Overview

UMeWorld Limited is a holding company with its operating subsidiary, Dagola Inc., based in Miami, Florida. As a health and wellness company, our mission is to help customers lead healthier lives. Through our subsidiary, we are engaged in the sales and marketing of DAG (Diacylglycerol) cooking oils and nutritional supplements. Additionally, the company plans to acquire and establish new subsidiaries focused on biofuel production, particularly Sustainable Aviation Fuel (SAF), using used cooking oil and palm oil. Our management team brings deep expertise in heavily regulated industries, operating, brand identity and services, and raising capital to the public market. We seek synergistic and complementary mergers and acquisition opportunities, implementing operational efficiencies to eliminate duplicative measures and centralize administrative operations to achieve more significant revenues and profitability. Additionally, we expect to leverage our network of retail relationships, as well as acquire and manage brands and services cultivated in the health and wellness industry to secure sales in major retailers in the United States and globally. Our management team monitors a variety of trends and factors that follow which could impact our operating performance.

Our Revenue Strategy

Our revenue growth strategy follows a dual 'buy and build' model, combining strategic acquisitions with organic brand development. This approach allows us to rapidly expand our portfolio while strengthening our operational infrastructure. Through acquisitions, we seek to acquire established brands, along with the necessary operational and distribution infrastructure, to accelerate growth and market presence. Additionally, we focus on developing brands and related infrastructure in-house, ensuring we maintain full control over product quality, innovation, and brand identity.

A key component of our strategy is scaling the Company's wholly-owned subsidiary, Dagola Inc., which currently owns and operates our DAGola brand cooking oil. DAGola has positioned itself as a premium product in the wellness and nutrition sector, and we plan to leverage its success by expanding into complementary product lines, both through internal development and acquisitions. As we grow our brand portfolio, we aim to enhance operational efficiency, expand our market reach, and increase profitability, while maintaining our commitment to quality and consumer trust.

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

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. We have limited cash resources, recurring cash used in operations and operating losses history. As shown in the accompanying consolidated financial statements, we have an accumulated deficit of approximately $31.67 million as of September 30, 2024, net loss of $0.22 million, and net cash used in operating activities of $0.03 million for the year ended September 30, 2024. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

Results of Operations

The following tables summarize the results of operations for the years ended September 30, 2024, 2023 and 2022 and the annual results of operations for the past three years:

Years Ended September 30	2024	2023	2022
	$	$	$
Revenue	941	1,401	93
Cost of revenue	(1,575)	(4,546)	(859)
Selling, general and administrative expenses	(223,831)	(303,195)	(85,686)
Other income	-	-	2,850
Interest income	-	-	-
Other expense	-	-	-
Income tax expense	-	-	-
Net loss from continuing operations	(224,465)	(306,340)	(83,602)
Net loss from discontinued operations	-	-	(64,084)
Net loss	(224,465)	(306,340)	(147,686)

RESULTS OF OPERATIONS

The Year Ended September 30, 2024 Compared to the Year Ended September 30, 2023

Revenues

Our revenues declined from $1,401 in 2023 to $941 in 2024, primarily due to the discontinuation of sales for a calcium product.

Cost of Revenues

Our cost of revenues decreased significantly from $4,546 in 2023 to $1,575 in 2024, driven by the transition to selling DAG Oil.

Selling, General and Administrative Expenses

Our selling, general, and administrative expenses decreased from $303,195 in 2023 to $223,831 in 2024, reflecting improved cost management and operational efficiencies.

Other Income

No other income was recorded in either 2023 or 2024.

Income Tax Expense

No income tax expense was incurred for the years ended September 30, 2024, and 2023.

Net Loss From Discontinued Operations

There was no recorded net loss from discontinued operations in either 2023 or 2024.

 Net Loss

As a result of the cumulative effect of the foregoing factors, we incurred a net loss of $224,465 for the year ended September 30, 2024, compared to a net loss of $306,340 for the year ended September 30, 2023. This represents a decrease of $81,875, or approximately 26.73%, primarily attributed to the reduction in losses from discontinued operations.

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

Working Capital

As of September 30, 2024 and 2023, we had cash balances of $121,809 and $57,435 respectively. These funds are primarily located in various financial institutions located in Canada and USA.

As of September 30, 2024, we had working capital deficiency of approximately $365,735 as compared to a working capital deficiency of $375,870 as of September 30, 2023. Since inception, we have financed operations primarily from the issuance of ordinary shares and promissory notes. We expect to continue ordinary share issuances and issuance of promissory notes to fund our ongoing activities.

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

Contractual Obligations and Commitments

Excluding accounts payable and accrued liabilities, we do not have any contractual obligations and commitments for the years ended September 30, 2024, 2023 and 2022.

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

Significant Accounting Policies

Please refer to our significant accounting policies in Note 2 to our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position	Term
Michael M. Lee	61	Founder, Chairman, Chief Executive Officer	Since 8/8/1997
Winfield, Yongbiao Ding	60	Chief Financial Officer (Part time)	Since 6/5/2017
Dr. David Milroy	72	Independent Director	Since 4/15/2003
Dr. Ford Moore	72	Independent Director	Since 4/15/2003

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

B.	Compensation of Directors and Executive Officers

Our independent directors did not receive any compensation for the year ended September 30, 2024, 2023 and 2022. Directors are reimbursed for direct out-of-pocket expenses for attendance at meetings of the Board of Directors and for expenses incurred for and on behalf of the Company.

Summary of Executive Compensation

The table below summarizes the compensation received by our Chief Executive Officer for the fiscal years ended September 30, 2024, 2023 and 2022 and any other executive officer of the Company who received compensation in excess of $40,000 for services rendered during any of those years (“named executive officers”).

					Non-equity incentive plan compensation (S)
Name and Principal Position	Year	Salary ($)	Share based awards ($)	Option based awards ($)	Annual incentive plans	Long term incentive plans	Pension value ($)	All other compensation ($)	Total ($)
Michael Lee (1)(2)	2024	80,000	Nil	Nil	Nil	Nil	Nil	Nil	80,000
Chairman and CEO	2023	80,000	Nil	Nil	Nil	Nil	Nil	Nil	80,000
	2022	30,000	Nil	Nil	Nil	Nil	Nil	Nil	30,000

Notes:

(1)	Mr. Michael Lee is not compensated with respect to his appointment as director.
(2)	Mr. Michael Lee agreed to accrue compensation payable to him for the 2024, 2023 and 2022 fiscal years and payable at such times as determined by the Company.

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

Termination of the 2013 Plan. Without further action by our Board of Directors, the 2013 Plan expired in July 2024.

As of the date of this report, the Company has no outstanding options.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our executive officers and directors individually; and (iii) all of our executive officers and directors as a group. As of the date of this annual report, we had 111,785,005 ordinary shares issued and outstanding.

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

	Shares Beneficially Owned
Name	Number	Percentage
Directors & Executive Officers
Michael Lee	6,623,703	5.93%
Winfield Ding	1,663,834	1.49%
Ford Moore	2,946,214	2.64%
David Milroy	1,380,130	1.23%
All Directors and Executive Officers as a group (1)	12,613,881	11.29%

5% or More Beneficial Owner
Vago International Limited (2)	56,066,020	50.16%
First Scion Investments Limited (3)	10,656,642	9.53%

(1)	The business address for these individuals is Unit B, 12/F, Hang Seng Causeway Bay Building, 28 Yee Wo Street, Causeway Bay, Hong Kong SAR.
(2)	The business address of Vago International Limited is Flat 6, Block 8, Oak Mansion, 7 Tak Fund Street, Kowloon, Hong Kong SAR. Vago International Limited is wholly owned by Yee W. Chu.
(3)

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

ITEM 7. MAJOR SHARHEOLDERS AND RELATED PARTY TRANSACTION

A.	Major Shareholders

Please refer to Item 6E. “Share Ownership.”

B.	Related Party Transactions

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees - B. Compensation - Share Incentive Plan.”

Transactions with Our Chief Executive Officer and Other Related Parties

Name of Related Party	Nature of Relationship
Michael Lee	Director and Chief Executive Officer of the Company
Winfield, Yongbiao Ding	Chief Financial Officer of the Company
Ford Moore	Director of the Company
Dave Milroy	Director of the Company
First Scion Investments Limited	Shareholder (>5% shareholding)

During the year ended September 30, 2022, Michael Lee provided management services to the Company with the amount of $30,000. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2022 is $98,971.

During the year ended September 30, 2023, Michael Lee provided management services to the Company with the amount of $80,000. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2023 is $138,302.

During the year ended September 30, 2024, Michael Lee provided management services to the Company with the amount of $80,000, paid $44,535 expenses on behalf of the Company, advanced $2,000 to the Company and received $108,554 repayment in cash from the Company. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2024 is $156,283.

On May 24, 2024, the Company issued 300,000 restricted shares to Winfield, Yongbiao Ding, the CFO of the Company, at $0.20 per share pursuant to his rights to exercise options.

On April 1, 2024, the Company issued 500,000 restricted shares to Ford Moore, a director of the Company, at $0.15 per share pursuant to his rights to exercise options. As of September 30, 2024, the total balance due to Ford Moore, carried over from prior years, is $49,000.

On April 1, 2024, the Company issued 300,000 restricted shares to Dave Milroy, a director of the Company, at $0.15 per share pursuant to his rights to exercise options.

As of September 30, 2024, the total balance due to First Scion Investments Limited, carried over from prior years, is $75,722.

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

Our ordinary shares are traded over-the-counter under the symbol “UMEWF” and its quotations are carried by the OTC Market Group.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of September 30, 2024 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of September 30, 2024 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of September 30, 2024 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we noted the following deficiencies that we believe to be material weaknesses:

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

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was not effective as of September 30, 2024.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees: For the year ended September 30, 2024, we incurred $11,000 in external audit fees to our principal accountants as compared to approximately $10,000 for the year ended September 30, 2023.

Audit-Related Fees: For the years ended September 30, 2024 and 2023, we incurred no fees for assurance and related services by the principal accountant.

Tax Fees: For the years ended September 30, 2024 and 2023, we incurred NIL tax fees with our principal accountants.

All Other Fees: For the years ended September 30, 2024 and 2023, we incurred NIL in other fees with our principal accountants.

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

Not Applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.  INSIDER TRADING POLICY

The company does not have a specific Insider Trading Policy in place at the moment, but employees and executives are expected to adhere to legal and regulatory requirements regarding insider trading, including compliance with applicable securities laws. Any person with access to material non-public information about the company must refrain from trading in the company’s securities or sharing that information with others.

ITEM 16K. CYBERSECURITY

The company currently lacks a formalized cybersecurity policy. Implementing a comprehensive cybersecurity framework is recommended to safeguard critical data, mitigate risks, and ensure compliance with industry standards. We plan to develop and implement this framework as soon as financial resources become available.

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

UMEWORLD LIMITED

Dated: January 14, 2025	By:	/s/ Michael M. Lee
Michael M. Lee, President and
Chief Executive Officer

UMEWORLD LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

J&S ASSOCIATE PLT 202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II 12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Director and Stockholder of

UMeWorld Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UMeWorld and its subsidiaries (collectively, the “Company”) as of September 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit and cash flows for each of the years ended September 30, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for the years ended September 30, 2024 and 2023 are in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has suffered from an accumulated deficit of $31,671,468 as at September 30, 2024. These factors create uncertainty as to the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

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

January 14, 2025

Malaysia

We have served as the Company’s auditor since 2021.

UMEWORLD LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2024 AND 2023

(All amounts in US Dollars, except share and share related data or otherwise noted)

	2024	2023
ASSETS
CURRENT ASSETS
Cash	$121,809	$57,435
Deposit	-	1,568
Prepayment	-	-
Accounts Receivable	18	-
Inventory	152	-
TOTAL CURRENT ASSETS	121,979	59,003
TOTAL ASSETS	$121,979	$59,003

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	1,090	1,110
Due to related parties	281,005	263,023
Accrued liabilities and other payables	205,619	170,740
TOTAL CURRENT LIABILITIES	487,714	434,873
TOTAL LIABILITIES	$487,714	$434,873

Commitments and Contingencies	-	-

STOCKHOLDERS’ DEFICIT
Ordinary shares: $ 0.0001 par value;
Authorized: 250,000,000 shares; Issued and outstanding: 110,545,005 shares as of September 30, 2023; 111,785,005 as of September 30, 2024	11,179	11,055
Additional paid-in capital	31,294,554	31,060,078
Accumulated other comprehensive income	-	-
Accumulated deficit	(31,671,468)	(31,447,003)
Total stockholders’ deficit	(365,735)	(375,870)

TOTAL LIABILITES AND STOCKHOLDERS’ DEFICIT	$121,979	$59,003

 The accompanying notes are an integral part of these consolidated financial statements.

UMEWORLD LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(All amounts in US Dollars, except share and share related data or otherwise noted)

	2024	2023	2022

Revenues	$941	$1,401	$93
TOTAL REVENUES	941	1,401	93

Cost of revenues	(1,575)	(4,546)	(859)

GROSS (LOSS) INCOME	(634)	(3,145)	(766)

OPERATING EXPENSES
Selling, general and administrative expenses	223,831	303,195	85,686
TOTAL OPERATING EXPENSES	223,831	303,195	85,686

LOSS FROM CONTINUING OPERATIONS	(224,465)	(306,340)	(86,452)

OTHER INCOME (EXPENSE)
Other income	-	-	2,850
Interest income	-	-	-
Other expense	-	-	-
TOTAL OTHER EXPENSE, NET	-	-	2,850

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(224,465)	(306,340)	(83,602)

INCOME TAX EXPENSE OF CONTINUING OPERATIONS	-	-	-

NET LOSS FROM CONTINUING OPERATIONS	(224,465)	(306,340)	(83,602)
Net loss from discontinued operations, net of tax	-	-	(64,084)

NET LOSS	$(224,465)	$(306,340)	$(147,686)

Comprehensive loss:
Net loss	$(224,465)	$(306,340)	$(147,686)
Foreign currency translation (loss) income	-	-	2
Total comprehensive loss	$(224,465)	$(306,340)	$(147,684)

Loss per share:
Net loss from continuing operations per share of ordinary share - basic and diluted	$(0.00)	$(0.00)	$(0.00)
Net loss from discontinued operations per share of ordinary share – basic and diluted	$(0.00)	$(0.00)	$(0.00)
Weighted average number of ordinary shares outstanding:
Basic and diluted	111,101,918	109,915,584	109,545,271

The accompanying notes are an integral part of these consolidated financial statements.

UMEWORLD LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(All amounts in US Dollars, except share and share related data or otherwise noted)

	Ordinary Shares		Additional	Accumulated Other		Total
	Number of Shares	Amount	Paid in Capital	Comprehensive Income	Accumulated Deficit	Stockholders' Deficit

Balance as of September 30, 2021	109,545,271	10,955	30,657,209	118,047	(30,992,977)	(206,766)
Stock issued for cash	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	2	-	2
Net loss for the year	-	-	-	-	(147,686)	(147,686)
Balance as of September 30, 2022	109,545,271	10,955	30,657,209	118,049	(31,140,663)	(354,450)
Stock issued for cash	999,734	100	284,820	-	-	284,920
Foreign currency translation adjustment	-	-	118,049	(118,049)	-	-
Net loss for the year					(306,340)	(306,340)
Balance as of September 30, 2023	110,545,005	11,055	31,060,078	-	(31,447,003)	(375,870)
Stock issued for cash	1,170,000	117	200,883	-	-	201,000
Stock issued for Services	70,000	7	33,593	-	-	33,600
Net loss for the year					(224,465)	(224,465)
Balance as of September 30, 2024	111,785,005	11,179	31,294,554	-	(31,671,468)	(365,735)

The accompanying notes are an integral part of these consolidated financial statements.

UMEWORLD LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(All amounts in US Dollars)

	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(224,465)	$(306,340)	$(147,686)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	-	-	-
Loss from discontinued operations	-	-	64,084
Stock issued for service	33,600	75,000
Changes in assets and liabilities:
Accounts receivable	(18)	24	(24)
Deposit	1,568	12,182	(13,750)
Inventory	(152)	11,509	(11,509)
Accounts payable	(20)	(21,071)	(1,184)
Accrued liabilities and other payables	34,879	20,437	(3,688)
Due to related parties	124,536	141,411	-
NET CASH USED IN OPERATING ACTIVITIES	(30,072)	(66,848)	(113,757)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	201,000	209,920	-
Repayments to related parties	(108,554)	(102,080)	-
Advances from related parties	2,000	14,000	105,552

NET CASH PROVIDED BY FINANCING ACTIVITIES	94,446	121,840	105,552

Effect of exchange rate changes on cash and cash equivalents	-	-	2,828
NET (DECREASE) INCREASE IN CASH	64,374	54,992	(5,377)
Cash and cash equivalents at beginning of year	57,435	2,443	7,820
Cash and cash equivalents at end of year	$121,809	$57,435	$2,443

SUPPLEMENTARY DISCLOSURE:
Income tax paid	$-	$-	$-
Interest paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

UMEWORLD LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

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

As of September 30, 2024 and 2023, the carrying amount and classification of the assets and liabilities in the Company’s balance sheets that relate to the VIEs are as follows:

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

As of September 30, 2024, the Company's subsidiary is listed as follows:

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

The Company has suffered from a net loss of $224,465 for the year ended September 30, 2024. Also, at September 30, 2024, the Company has incurred an accumulated deficits of $31,671,468. Accordingly, the financial statements do not include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary in the event that the Company is unable to continue as a going concern. The Company demonstrates adverse conditions that raise substantial doubt about the Company’s ability to continue as a going concern for one year following the issuance of these consolidated financial statements. These adverse conditions are working capital deficiency, recurring operating losses, accumulated stockholders’ deficit, and continued reliance on external funding sources. In order to mitigate the going concern issues, the Company is constantly pursuing new business arrangements and striving to achieve profitability and seeking capital funding on an ongoing basis via the issuance of promissory notes and private placements. There is no assurance that management’s plan will be successful.

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

	September 30, 2024	September 30, 2023	September 30, 2022
Year-end CAD: USD exchange rate	0.7399	0.7365	0.7279
Annual average CAD: USD exchange rate	0.7352	0.7416	0.7830
Year-end RMB: USD exchange rate	0.1426	0.1371	0.1406
Annual average RMB: USD exchange rate	0.1391	0.1419	0.1527
Year-end HKD: USD exchange rate	0.1287	0.1277	0.1274
Annual average HKD: USD exchange rate	0.1280	0.1277	0.1279

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

The following table presents securities that could potentially dilute basic loss per share in the future. For all periods presented, the potentially dilutive securities were not included in the computation of diluted loss per share because these securities would have been antidilutive for the years ended September 30:

	2024	2023	2022
Stock options	-	10,300,000	10,300,000
Common stock warrants	-	-	-
Total	-	10,300,000	10,300,000

Cash

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

As of September 30, 2024 and 2023, the Company had cash in the amount of $121,809 and $57,435 respectively.

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

There was no impairment charge recognized for long-lived assets for the years ended September 30, 2024, 2023, and 2022.

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

The Company’s revenue is reported net of discounts, value added tax and surcharges. During the years ended September 30, 2024, 2023, and 2022 the Company recognized revenue in the amount of $941, $1,401, and $93 respectively.

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

In June 2022, the FASB issued ASU 2022-03, Fair value measurement (Topic 820) Measurement of Equity Securities subject to Contractual Sale Restrictions, which is intended to clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The disclosures requirements included in ASU 2022-03 are required to disclose (i) the fair value of equity securities, (ii) the nature and duration of the restrictions and (iii) the circumstance could cause a lapse in the restrictions for equity securities subject to contractual sale restrictions. ASU 2022-03 is effective for annual periods beginning after December 15, 2024, on a retrospective basis, and early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2022-03 on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The disclosures requirements included in ASU 2023-07 are required for all public entities, including those with a single reportable segment. ASU 2023-07 is effective for annual periods beginning after December 15, 2024, on a retrospective basis, and early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2023-07 on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disclosure of additional income tax information, primarily related to the rate reconciliation and income taxes paid. Annual disclosure requirements will be effective for the fourth quarter of 2025, with early adoption permitted. The Company is currently evaluating the impact of this ASU on our disclosures.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of the adoption of ASU 2024-02 on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires additional disclosure about specific expense categories included in the income statement. Annual disclosure requirements will be effective for the fourth quarter of 2027, and quarterly disclosure requirements will be effective in the first quarter of 2028, with early adoption permitted. The Company is currently evaluating the impact of this ASU on the disclosures.

The Company’s management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

NOTE 3. PROPERTY AND EQUIPMENT

No depreciation was recorded for the years ended September 30, 2024, 2023 and 2022.

NOTE 4. ACCOUNTS PAYABLE, ACCRUED LIABILITIES AND OTHER PAYABLES

Accounts payable, accrued liabilities and other payables are comprised of the following:

	September 30, 2024	September 30, 2023
Accounts Payable	$1,090	$1,110
Accrued Liabilities and Other Payables	205,619	170,740
TOTAL	$206,709	$171,850

The accounts payable comprises amounts owing to individuals for professional and technical services provided to the Company.

Items included in the accrued liabilities and other payables are advances from non-related parties and accrued expenses for services received. As of September 30, 2024, the balance mainly consisted of advances from individual of $162,234.

NOTE 5. DUE TO RELATED PARTIES

The amounts represented temporary advances from the directors and a shareholder of the Company, which were unsecured, interest-free and had no fixed terms of repayments.

NOTE 6. COMMITMENTS AND CONTINGENCIES

As of September 30, 2024 and 2023, the Company has no material commitments and contingencies.

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

On April 1, 2024, the Company issued 500,000 restricted shares to Ford Moore, a director of the Company, at $0.15 per share pursuant to his rights to exercise options.

On April 1, 2024, the Company issued 300,000 restricted shares to Dave Milroy, a director of the Company, at $0.15 per share pursuant to his rights to exercise options.

On April 29, 2024, the Company issued 70,000 restricted shares as compensation for consulting services.

On May 24, 2024, the Company issued 300,000 restricted shares to Winfield, Yongbiao Ding, the CFO of the Company, at $0.20 per share pursuant to his rights to exercise options.

On May 28, 2024, the Company issued a total of 70,000 restricted shares to several arm’s length investors at $0.30 per share pursuant to a private placement agreement.

As of September 30, 2024 and 2023, there were 111,785,005 and 110,545,005 shares issued and outstanding respectively.

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

In December 2021, the VIE contractual arrangements between WFOE, XinYiXun, and the shareholders of XinYiXun was terminated.

The tax effect of material temporary differences representing deferred tax assets is estimated as follows:

As of September 30,
	2024	2023	2022
Deferred tax assets:
Canada	$-	$-	$-
Hong Kong	-	-	-
PRC	-	-	-
Subtotal	-	-	-
Less: Valuation allowance	-	-	-
Net deferred tax assets	$-	$-	$-

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

The following table summarizes the Company’s share option activity during the years ended September 30, 2024, 2023 and 2022:

	Number Outstanding	Exercise Price Per Share	Weighted- Average Exercise Price
Outstanding as of September 30, 2022	10,300,000	$0.15 – 0.20	$0.15
Granted	-	-	-
Exercised	-	-	-
Options forfeited/cancelled	-	-	-
Outstanding as of September 30, 2023	10,300,000	$0.15 – 0.20	$0.15
Granted	-	-	-
Exercised	1,100,000	0.15 – 0.20	-
Options forfeited/cancelled	9,200,000	-	-
Outstanding as of September 30, 2024	-	$-	$-

The following table summarizes the ordinary shares of the Company issuable upon exercise of options outstanding as of September 30, 2024, 2023 and 2022.

	Share Options Outstanding/ Exercisable
	Range of Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)
September 30, 2024	$-	-	-
September 30, 2023	$0.15-$0.20	10,300,000	0.66
September 30, 2022	$0.15-$0.20	10,300,000	1.66

During fiscal 2024, 1,100,000 options were exercised by directors and the CFO, while the remaining 9,200,000 options lapsed on May 29, 2024.

NOTE 10. RELATED PARTY TRANSACTIONS

Name of Related Party	Nature of Relationship
Michael Lee	Director and Chief Executive Officer of the Company
Winfield, Yongbiao Ding	Chief Financial Officer of the Company
Ford Moore	Director of the Company
Dave Milroy	Director of the Company
First Scion Investments Limited	Shareholder (>5% shareholding)

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

During the year ended September 30, 2023, Michael Lee provided management services to the Company with the amount of $80,000. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2023 is $138,302.

During the year ended September 30, 2024, Michael Lee provided management services to the Company with the amount of $80,000, paid $44,535 expenses on behalf of the Company, advanced $2,000 to the Company and received $108,554 repayment in cash from the Company. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2024 is $156,283.

On November 22, 2019, the Company issued 300,000 restricted shares to Winfield, Yongbiao Ding, the CFO of the Company, at $0.10 per share pursuant to a private placement agreement.

On May 24, 2024, the Company issued 300,000 restricted shares to Winfield, Yongbiao Ding, the CFO of the Company, at $0.20 per share pursuant to his rights to exercise options.

On April 1, 2024, the Company issued 500,000 restricted shares to Ford Moore, a director of the Company, at $0.15 per share pursuant to his rights to exercise options. As of September 30, 2024, the total balance due to him, carried over from prior years, is $49,000.

On April 1, 2024, the Company issued 300,000 restricted shares to Dave Milroy, a director of the Company, at $0.15 per share pursuant to his rights to exercise options.

As of September 30, 2024, the total balance due to First Scion Investments Limited, carried over from prior years, is $75,722.

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

As the Company has disposed of all its foreign subsidiaries during the prior year, its exposure to foreign currency exchange risk has been reduced to low. This is because the Company no longer needs to engage in transactions denominated in RMB.

(b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. The Company continues to focus on increasing its revenue through the sale of consumer health care products on its online platform,  and obtaining financing from its shareholders or directors.

(c) Accrued product liability

The Company records accruals for product liability when deemed probable and estimable based on facts and circumstances, and prior claims experience. Accruals for product credit are valued based upon the Company’s prior claims experience, including defective goods and goods lost in transit. We have experienced an insignificant amount of goods returned and claims from goods lost in transit in the past, so our product liability is insignificant; therefore, Management believes product liability accrual as at September 30, 2024, and 2023, is not required.

(d) Concentration of customers and vendors

For the year ended September 30, 2024, there is one single customer who accounted for 16.91% of the Company’s revenue and there is one single customer who accounted for 25.60% of the Company’s revenue for the year ended September 30, 2023.

100% and 74% of the Company's revenue has been generated on the Amazon platform for the years ended September 30, 2024 and 2023 respectively.

For the year ended September 30, 2024, two vendors accounted for 40% and 58% of the Company’s total cost of sales, and for the year ended September 30, 2023, two vendors accounted for 10.85% and 11.72 % of the Company’s total cost of sales.

NOTE 13. SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for events that occur after the balance sheet date but before consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2024, up to the date that the audited consolidated financial statements were available to be issued. During this period, there were no subsequent event that required recognition or disclosure.

