Form 20-F
period 2025-09-30
UMeWorld Inc.
filed 2025-12-23
CIK 1114936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2025

Explanatory Note: The Registrant's name was changed from UMeWorld Limited to UMeWorld Inc. on October 2, 2025, upon redomiciliation from the British Virgin Islands to Delaware. All financial statements and financial data included in this Annual Report on Form 20-F for the fiscal year ended September 30, 2025, relate to the Registrant under its former name, UMeWorld Limited, which was incorporated in the British Virgin Islands.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________ to ____________

Commission File Number: 000-30813

UMeWorld Inc.
(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Delaware

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

As of December 23, 2025, there were 114,785,005 shares outstanding of the issuer’s ordinary shares.

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

FORM 20-F

For the Years Ended September 30, 2025, 2024 and 2023

INDEX

PRELIMINARY NOTES

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•

“we,” “us,” “our,” “our company” and “UMeWorld” refer to UMeWorld Limited, a British Virgin Islands company, together with its consolidated subsidiaries, for periods prior to October 2, 2025, and to UMeWorld Inc., a Delaware corporation, as the surviving entity following our continuation and redomiciliation on October 2, 2025;

•	“China” or “PRC” refers to People’s Republic of China, and for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;

•

“shares” or “ordinary shares” refer to our ordinary shares of UMeWorld Limited outstanding during the periods presented; “common shares” refer to the common stock of UMeWorld Inc. following the continuation into Delaware;

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

FORWARD-LOOKING INFORMATION

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

We are a holding company that was incorporated in the British Virgin Islands. On October 2, 2025, we completed a redomiciliation to Delaware and changed our name to UMeWorld Inc.; however, certain regulatory reviews, including FINRA review, are ongoing. As a holding company with no operations, we conduct all of our operations through our wholly owned subsidiary, Dagola Inc., in the United States. Holders of our equity securities hold interests in the holding company and do not directly hold equity interests in our operating subsidiaries. As a holding company with no operations, we conduct all of our operations through our wholly owned subsidiary Dagola Inc. in the United States. Holders of our Ordinary Shares are shares of the holding company that is incorporated in the British Virgin Islands and should be aware that they may never directly hold equity interests in our subsidiary.

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of operations and other comprehensive loss data for the fiscal years ended September 30, 2025, 2024 and 2023 and the consolidated balance sheets data as of September 30, 2025, 2024 and 2023 are derived from audited consolidated financial statements included elsewhere in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statements of Operations and Other Comprehensive Loss Data:

	For the Years Ended September 30,
	2025	2024	2023
Revenues	2,222	941	1,401
Gross loss	(6,655)	(634)	(3,145)
Operating expenses	(251,563)	(223,831)	(303,195)
Other income, net	42	-	-
Loss From Operations Before Income Taxes	(258,176)	(224,465)	(306,340)
Income tax expense of operations	-	-	-
Net loss	(258,176)	(224,465)	(306,340)

Selected Consolidated Balance Sheets Data:

	As of September 30,
	2025	2024	2023
Current assets	170,409	121,979	59,003
Total assets	170,409	121,979	59,003
Current liabilities	494,320	487,714	434,873
Total liabilities	494,320	487,714	434,873
Total stockholders’ deficit	(323,911)	(365,735)	(375,870)

Selected Consolidated Statements of Cash Flows Data:

	For the Years Ended September 30,
	2025	2024	2023
Net cash used in operating activities	(113,946)	(30,072)	(66,848)
Net cash provided by financing activities	146,490	94,446	121,840
Net increase in cash	32,544	64,374	54,992
Cash and cash equivalents, beginning of the year	121,809	57,435	2,443
Cash and cash equivalents, end of the year	154,353	121,809	57,435

A.	Reserved

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investment in our ordinary shares involves a high degree of risk. You should carefully consider the risk factors described below, together with all of the other information contained in this annual report on Form 20-F, before deciding whether to invest in our ordinary shares. If any of the events described in these risk factors actually occurs, our business, financial condition, results of operations or cash flows could be materially and adversely affected. In such case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment. Additional risks that we do not currently know about, or that we currently believe are immaterial, may also impair our business and the value of our ordinary shares.

Risks Related to Our Financial Condition and Going Concern

We have significant historical losses, a working capital deficiency, and may continue to incur losses, raising substantial doubt about our ability to continue as a going concern.

We have incurred annual operating losses since our inception, resulting in an accumulated deficit of $31,929,644 and a working capital deficiency of $323,911 as of September 30, 2025. Our revenues for the years ended September 30, 2025, 2024 and 2023 were $2,222, $941 and $1,401, respectively, and have not been sufficient to sustain our operations. Our auditors have included an explanatory paragraph in their report stating that these conditions raise substantial doubt about our ability to continue as a going concern. Our continuation as a going concern depends on our ability to obtain additional sources of capital and financing and to generate sufficient revenues from our functional nutrition and related businesses. There is no assurance that we will be successful in doing so. If we are unable to raise the required capital or generate adequate revenues, we may be forced to curtail business development activities and, ultimately, cease operations.

We will require substantial additional financing to sustain our operations and fund our Asia-Pacific expansion, and our ability to secure this capital is uncertain.

Our current limited cash resources and history of operating losses mean that future growth - particularly the execution of our Asia-Pacific distribution strategy and the continued development of the DAGola™ product line - relies heavily on our ability to access external capital. We expect to incur significant costs in connection with: expanding our DAGola™ brand in the United States and Asia-Pacific; supporting operations in Hong Kong and mainland China; production, logistics and regulatory compliance; and evaluating and developing early-stage biofuel and SAF feedstock initiatives. We may seek additional funds through public or private equity offerings, debt financings, strategic partnerships, or other arrangements. There is no assurance that such financing will be available on acceptable terms or at all. If we fail to secure sufficient additional financing, we may have to significantly delay, reduce or eliminate our expansion plans, and our business, prospects and financial condition could be materially harmed.

Risks Related to Our Corporate Structure, Redomiciliation and Control

Our redomiciliation subjects us to new legal requirements, and the ongoing FINRA review process may result in delays or additional costs.

On October 2, 2025, we completed a statutory continuation and redomiciled from the British Virgin Islands (“BVI”) to the State of Delaware. We are now governed by the Delaware General Corporation Law (“DGCL”) and our Delaware Certificate of Incorporation and Bylaws. The DGCL and related U.S. corporate governance, fiduciary-duty and shareholder-rights regimes differ significantly from BVI law. We may incur additional compliance, legal and administrative costs as a result of being a Delaware corporation. In addition, certain corporate actions related to our redomiciliation remain under review by FINRA, which is responsible for processing changes to our public market information. Any unexpected delays, objections or additional requirements arising from this process could increase our costs, delay full completion of the transition or negatively affect the liquidity or marketability of our shares.

The ongoing corporate actions related to our redomiciliation could result in a temporary trading suspension or delay in effectuating the corporate changes.

The statutory continuation process requires the clearance and final action of FINRA for various administrative processes, including changing the Company's name, domicile, and potentially the trading symbol. Any unexpected delays or requirements imposed by FINRA could result in a temporary trading suspension or a halt in the trading of our ordinary shares until the corporate action is fully processed. Such an interruption could severely limit the liquidity of our shares and negatively affect investor confidence.

The former BVI parent entity is expected to be dissolved, and any unforeseen liabilities of that entity could adversely affect the continuing Delaware corporation.

Upon redomiciliation, all known assets and liabilities of UMeWorld Limited (BVI) were transferred to UMeWorld Inc., the continuing Delaware corporation, under the statutory continuation process. The former BVI parent is expected to be legally dissolved. Although we do not expect additional liabilities to arise, there is a remote risk that claims or obligations associated with the former BVI entity could emerge before its final dissolution. If the Delaware corporation is required to assume any unrecorded or unexpected liabilities, our financial condition could be materially and adversely affected.

Our holding company structure and reliance on foreign subsidiaries for future revenue generation present operational and financial risks.

We are a holding company and conduct our operations primarily through our subsidiaries. In particular, our Asia-Pacific strategy relies on: Dagola Hong Kong Limited (“Dagola HK”), which functions as a regional holding and administrative entity; and Guangzhou Duokanglong Special Medical Nutrition Technology Co., Ltd. (“Duokanglong China”), which we expect to use for distribution and commercialization of DAGola™ and related products in the PRC. We do not exercise operational control over Duokanglong China in the same manner as over a U.S. domestic subsidiary, and operations in China and Hong Kong are subject to local corporate, tax, regulatory and banking regimes. Restrictions on fund transfers, regulatory changes, or non-compliance by our foreign subsidiaries with our policies or local laws could limit our ability to move capital, consolidate results, or effectively execute our Asia-Pacific strategy. Any such limitations could materially impair our growth prospects and financial performance.

Our redomiciliation to the U.S. and expansion into the PRC will result in a complex and increased global tax compliance burden.

Prior to October 2, 2025, UMeWorld Limited was a BVI company, which generally benefits from a favorable tax environment. As a Delaware corporation, UMeWorld Inc. is now subject to U.S. federal, state, and local income taxes on its worldwide income. Furthermore, establishing operating entities in Hong Kong and the PRC subjects us to local tax regimes, including corporate income tax, withholding taxes on intercompany transfers, and value-added taxes (VAT). Compliance with these new and diverse tax regulations is complex and expensive. Any material change in U.S. or international tax laws, or an unexpected tax assessment in the PRC or Hong Kong, could result in substantial tax liabilities, penalties, or fines, which would materially and adversely affect our financial results.

We have identified material weaknesses in our internal control over financial reporting, which may be exacerbated by our foreign subsidiary structure and rapid operational changes.

We have identified material weaknesses in our internal control over financial reporting, including a lack of sufficient financial reporting and accounting personnel with expertise in U.S. GAAP and SEC reporting. Our rapid strategic shift into functional nutrition, the discontinuation of our prior education business, and the establishment of new foreign entities (Dagola HK and Duokanglong China) increase the complexity of our reporting environment. Designing, implementing and maintaining effective internal controls over financial reporting for our foreign operations may be difficult and time-consuming. If we fail to establish and maintain effective internal controls, particularly over international operations, we increase the risk of fraud, errors or material misstatements in our financial statements. Any such issues could result in regulatory scrutiny, restatements, loss of investor confidence and a decline in the market price of our ordinary shares.

Risks Related to Our New Business Model, Products and Asian Expansion

Our future success is highly dependent on the market acceptance and sales performance of our DAGola™ product in a highly competitive functional-nutrition market.

Our business strategy is now centered on our DAGola™ functional cooking oil product line. The health and wellness industry, and in particular the functional nutrition and specialty edible-oil segments, are highly competitive, fragmented and rapidly evolving. Our success depends on our ability to: successfully implement our new distribution strategy in China through Duokanglong China and in other Asia-Pacific markets; differentiate DAGola™ from competing products, including offerings from larger companies with significantly greater resources for marketing, R&D and distribution; educate consumers and health influencers about the benefits and clinical data supporting DAG oil; and generate and sustain consumer demand in both online and offline retail channels. If we fail to achieve sufficient consumer acceptance or cannot compete effectively, our revenues and prospects will be adversely affected.

Our evaluation and development of biofuel and Sustainable Aviation Fuel (SAF) feedstock initiatives are highly speculative and may never materialize into a viable business.

We may divert significant capital and management attention to evaluating early-stage biofuel and SAF feedstock opportunities. This sector is heavily dependent on volatile commodity prices, government subsidies and tax credits, and specialized regulatory approvals, which we have no experience navigating. Any capital invested in this exploratory phase may be lost if we fail to develop commercially viable technology or if market or regulatory conditions make the initiatives uneconomical. The pursuit of these speculative opportunities could detract from our primary focus on functional nutrition, harming our core business

Our reliance on a strategic partnership for DAG enzymatic technology and manufacturing exposes us to risks beyond our control.

We have entered into a Strategic Cooperation Agreement with Guangzhou Yonghua Special Medical Nutrition Technology Co., Ltd. (“Guangzhou Yonghua”) for the research, development and commercialization of enzymatic technologies used to produce DAG oil and related products. Our ability to scale production, maintain product quality, and develop new formulations depends on the continued performance and reliability of this strategic partner. If Guangzhou Yonghua fails to perform its obligations, experiences financial or operational difficulties, loses key personnel, or terminates the agreement, we may face interruptions in supply, increased costs, or the need to identify and qualify alternative suppliers.

Our reliance on the enzymatic technology licensed through our strategic partner exposes us to risks of intellectual property disputes or unauthorized disclosure of trade secrets.

Our core functional cooking oil product, DAGola™, is based on specialized enzymatic technology obtained through our cooperation agreement with Guangzhou Yonghua. The protection of this intellectual property (IP) is ultimately reliant on our partner's diligence and the effectiveness of IP laws in the PRC, which may not be as robust as in the United States. If the enzymatic technology or related trade secrets are misappropriated, infringed upon by a third party, or if a dispute arises regarding ownership or commercial rights, the resulting litigation and loss of proprietary advantage could severely damage our competitive position and require us to cease production or develop costly alternative technologies.

Re-establishing operations in the PRC exposes us to regulatory, economic and political risks specific to China and Hong Kong.

Although we are not using a variable interest entity (VIE) structure, our operations in China through Duokanglong China and our regional structure using Dagola HK expose us to a number of risks, including: Regulatory enforcement and policy changes: Our products and marketing activities may be affected by PRC laws and regulations relating to food safety, novel foods, health claims, advertising practices, distribution licensing, data privacy, and customs/import requirements. Regulatory changes or stricter enforcement could lead to fines, product recalls, license suspensions, or forced changes in our business model. Geopolitical and trade tensions: Deterioration in economic or political relations between the United States and the PRC, or between the PRC and other jurisdictions, could result in new tariffs, sanctions, trade barriers or restrictions on cross-border payments, which may negatively affect sourcing, manufacturing or distribution of our products. Currency risk: Duokanglong China’s functional currency is the Renminbi (RMB). Significant fluctuations in RMB/USD exchange rates could adversely affect the translated value of revenues, expenses and assets in our consolidated financial statements and reduce the value of any profits repatriated to the parent company. Any of these factors could materially and adversely affect our Asia-Pacific strategy and overall financial performance.

We face inherent product-liability and regulatory compliance risks related to selling functional food products, and we do not currently carry product liability insurance.

As a producer and marketer of functional food products, we face inherent risks that the consumption of our products could be alleged to cause illness, injury or other adverse health effects, whether or not such claims are supported by scientific evidence. Even unfounded or nominal claims could result in significant legal costs, negative media coverage and reputational harm. Authorities may scrutinize or challenge claims regarding triglyceride reduction, weight management, or uric-acid benefits. Failure to comply with applicable labeling, advertising or health-claim regulations could lead to warnings, fines, product seizures, forced recalls or injunctions. We do not currently maintain product liability insurance. As a result, any successful product-liability claim, material recall or regulatory enforcement action could have a significant negative impact on our financial condition and results of operations.

Risks Related to Our Ordinary Shares and Being a Public Company

Our ordinary shares are classified as “penny stock” under SEC rules, which may severely limit market liquidity. Our ordinary shares are quoted on the OTC market and are not listed on a national securities exchange. Because the trading price of our ordinary shares is less than $5.00 per share, they are considered “penny stock” under SEC rules. Broker-dealers that recommend or effect transactions in penny stocks must comply with additional disclosure, suitability and record-keeping obligations. These requirements may reduce the number of broker-dealers willing to trade in our shares, limit the volume of trading, and make it more difficult for investors to buy or sell our ordinary shares. Reduced liquidity could also increase price volatility and make it more difficult for us to raise capital through future equity offerings.

The market price of our ordinary shares has been and may continue to be volatile.

The market price of our ordinary shares has been, and is likely to continue to be, highly volatile and subject to wide fluctuations in response to factors such as: changes in our financial performance or outlook; developments relating to our products, strategic partnerships or competitors; announcements of clinical or scientific data relating to DAG oil or competing products; regulatory developments affecting our industry or our operations in the U.S. or Asia; low trading volume or limited analyst coverage; and broader market, economic or geopolitical conditions. Significant price fluctuations may occur regardless of our actual operating performance and could result in substantial losses for investors.

We may lose our foreign private issuer status in the future, which could increase our costs and regulatory burden.

We currently qualify as a “foreign private issuer” under U.S. securities laws. As a result, we are exempt from certain Exchange Act requirements applicable to U.S. domestic issuers, including quarterly reporting on Form 10-Q, proxy rules and certain Section 16 reporting obligations. We assess our foreign private issuer status annually. If, in the future, more than 50% of our outstanding voting securities are held by U.S. residents and we fail to meet the other FPI eligibility criteria, we would be required to comply with the more extensive reporting, governance and disclosure requirements applicable to U.S. domestic issuers. This would increase our compliance costs and divert management attention.

We may be unable to retain key employees or recruit additional qualified personnel.

Our success depends heavily on the continued services of our senior management and other key personnel, as well as our ability to attract and retain additional qualified employees in the future. Competition for experienced professionals in the health and wellness, food, and biofuel sectors is intense. If we lose one or more key executives or fail to recruit and retain qualified personnel in a timely manner, our business, operations and growth prospects could be adversely affected.

Compliance with U.S. securities laws, Sarbanes-Oxley and evolving corporate governance requirements is costly and time-consuming.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and other applicable securities rules and regulations. Complying with these requirements requires significant management time and financial resources. Changes in laws, regulations or standards may increase our costs or create uncertainty as to how to comply. Failure to meet these requirements could result in enforcement actions, penalties, or loss of public confidence.

Concentrated ownership of our ordinary shares may limit your ability to influence corporate decisions.

A significant percentage of our outstanding ordinary shares is beneficially owned by a small number of shareholders, including a majority shareholder who is able to exert substantial influence over major corporate decisions, including the election of directors and approval of significant corporate transactions. This concentration of ownership may limit the ability of other shareholders to influence corporate matters and could discourage or prevent a change in control that other shareholders may view as beneficial.

We do not expect to pay dividends in the foreseeable future.

We have never declared or paid any cash dividends on our ordinary shares and currently intend to retain any future earnings to fund our operations and growth strategies. As a result, any return on your investment will depend on appreciation, if any, in the market price of our ordinary shares, and you may not receive any income from your investment.

ITEM 4. INFORMATION OF THE COMPANY

A.	History and Development of the Company

Introduction and History

We were originally incorporated as AlphaRx Inc. (“AlphaRx”) under the laws of the State of Delaware in 1997 as a pharmaceutical research and development company. In January 2013, we redomiciled to the British Virgin Islands (“BVI”). On March 8, 2013, AlphaRx changed its name to UMeWorld Limited.

AlphaRx was a specialty pharmaceutical company focused on developing therapies for the treatment and management of pain. Prior to November 2011, the Company devoted substantial efforts and resources to advancing its proprietary site-specific nano-drug-delivery technology and building a pipeline of reformulated drug candidates. On November 4, 2011, we ceased all operations related to pharmaceutical drug development and adopted a new corporate strategy focused on digital media and education, with an emphasis on the China market.

On August 30, 2012, we acquired all issued and outstanding shares of UMeLook Holdings Limited (“UMeLook”), a digital media and education startup in China, through a share-exchange transaction involving the issuance of 70,000,000 AlphaRx common shares. The acquisition did not result in any change in control of our officers or Board of Directors.

Due to legal restrictions in the People’s Republic of China (“PRC”) on foreign ownership in the value-added telecommunications sector, we operated our online platform through a variable interest entity (“VIE”), Guangzhou XinYiXun Technology Co. Ltd. (“Guangzhou XinYiXun”), which held our Value-Added Telecommunication Services (“VATS”) license, registered trademarks, and software copyrights. Although neither we nor our subsidiaries held equity ownership in Guangzhou XinYiXun, we were its primary beneficiary under U.S. GAAP through a series of contractual arrangements among UMeLook (Guangzhou) Information Technology Co., Ltd., Guangzhou XinYiXun, and its shareholders.

In 2017, we launched a day-care and private tutoring trial program for Grade 1 through Grade 6 students under the UMTang brand. This initiative was discontinued later that year due to regulatory and licensing challenges. On November 4, 2019, we entered into an acquisition agreement with Beijing Radish Green Vegetable Education Technology Co., Ltd. (“Proud Kids”) in an all-stock transaction, under which up to 37,500,000 ordinary shares would have been issued. The agreement was terminated on April 30, 2020.

On May 20, 2021, we entered into a Platform Usage Agreement with Beijing Deyibai Education Technology Co., Ltd. for Easy Learn English, an English-learning platform combining artificial intelligence with human tutors. Under this arrangement, the Company established both corporate-owned and franchised learning centers in the Greater Bay Area of Guangdong Province.

In December 2021, we terminated all contractual arrangements among UMeLook Guangzhou, Guangzhou XinYiXun, and its shareholders, and dissolved our education business in China. As a result, we no longer held the VATS license, PRC-registered trademarks, or software copyrights previously controlled through the VIE.

In 2023, the Company initiated preliminary discussions with third parties in Malaysia to explore the potential acquisition of certain palm oil mills as part of an evaluation of biofuel-related opportunities, including the potential application of the Company’s enzymatic technology for diacylglycerol (“DAG”) oil production in Sustainable Aviation Fuel (“SAF”) markets. During the course of its due diligence, the Company identified legal and structural issues associated with the proposed target assets. As a result, the Company elected not to proceed with the proposed acquisition, and discussions were terminated. The Company did not enter into any binding agreements, incur material capital commitments, or acquire any assets in connection with this initiative. As of the date of this report, the Company is not pursuing the acquisition of palm oil mills in Malaysia, and there can be no assurance that similar opportunities will be pursued or completed in the future.

Transition to Functional Nutrition and DAGola Brand Development

In June 2022, we launched our DAGola™ brand of diacylglycerol (“DAG”) cooking oil in the United States through Amazon.com. DAGola™ is a functional cooking oil scientifically shown to promote lower triglyceride and uric acid levels. Since the launch of DAGola™, the Company has shifted its business focus toward a health- and wellness-oriented model, emphasizing functional nutrition and nutritional-supplement distribution.

On August 11, 2025, we entered into a Strategic Cooperation Agreement with Guangzhou Yonghua Special Medical Nutrition Technology Co., Ltd., establishing a long-term partnership for the research, development, and commercialization of enzymatic technology for DAG oil and biofuel production. The agreement grants us exclusive commercialization rights outside the PRC (subject to sales thresholds) and provides access to essential technical data, know-how, and support for our global functional-nutrition and biofuel initiatives.

Redomiciliation and Establishment of Asia-Pacific Structure

On October 2, 2025, the Company completed its redomiciliation from the British Virgin Islands to the State of Delaware through a statutory continuation process and became a Delaware corporation. As of the date of this report, regulatory notifications and processing in connection with the redomiciliation, including review by FINRA, remain pending and do not affect the legal effectiveness of the redomiciliation.

Upon the effectiveness of the statutory continuation into Delaware, UMeWorld Limited (BVI) retained no business operations or assets, as all assets, liabilities, and business activities were automatically transferred to the new Delaware entity, UMeWorld Inc. UMeWorld Limited (BVI) is expected to be legally dissolved upon the completion of all remaining administrative and regulatory matters related to the redomiciliation.

 To support our planned expansion into the Asia-Pacific region, we incorporated Dagola Hong Kong Limited (“Dagola HK”) in August 2025. At formation, Dagola HK was wholly owned by our founder, Michael Lee, solely for administrative convenience in establishing the Company’s regional corporate structure. Dagola HK is a non-operating holding company with no business activities, employees, or revenue.

On September 25, 2025, Dagola HK established a wholly owned subsidiary in the People’s Republic of China, Guangzhou Duokanglong Special Medical Nutrition Technology Co., Ltd. (“Duokanglong China”), which is intended to serve as the Company’s operating entity for potential future DAGola™ product sales and distribution in Mainland China. Duokanglong China has not commenced commercial operations and is currently engaged only in preliminary, non-revenue-generating activities, including regulatory planning and market research.

Prior to October 16, 2025, neither Dagola HK nor Duokanglong China conducted any business activities, and both entities existed solely as newly formed, inactive subsidiaries.

On October 16, 2025, ownership of Dagola HK, together with its wholly owned subsidiary Duokanglong China, was transferred from Michael Lee to UMeWorld Inc. As a result, both Dagola HK and Duokanglong China became wholly owned subsidiaries of the Company. These entities form the foundation of the Company’s Asia-Pacific corporate structure and are not part of any variable interest entity (“VIE”) structure.

Current Business Overview

As of the date of this report, the Company is a biotechnology-driven health and sustainability company focused on the development and commercialization of functional nutrition and wellness products, with an initial emphasis on diacylglycerol (DAG)-based cooking oils marketed under the DAGola™ brand.

In addition, the Company is evaluating sustainability-oriented initiatives in renewable energy and biofuel-related markets. These activities are currently at an early, non-commercial stage and have not generated revenue.

The Company currently conducts its commercial operations primarily through its U.S. subsidiary and sells its products principally through online distribution channels.

The Company has also established subsidiaries in Hong Kong and Mainland China to support potential future market entry; however, as of the date of this report, these entities are engaged only in preliminary, non-revenue-generating activities, including market research and regulatory planning, and are not material to the Company’s current operations.

B.	Business Overview

UMeWorld Inc. is a biotechnology-driven health and sustainability company. Through our primary operating subsidiary, Dagola Inc., based in Miami, Florida, we are focused on developing and commercializing products that apply a single enzymatic platform across two sectors: functional nutrition and renewable fuels. Our current commercial activities are concentrated in our DAGola® functional oil division, while our renewable-fuels initiative, Project Verdant, remains at an early planning stage.

Cellugizer was a trial product line of functional nutrition products that we evaluated during fiscal 2025. Following this evaluation, we decided to discontinue the Cellugizer product line and focus our resources on the development and commercialization of our DAGola® functional oil products. As a result of this strategic decision, we wrote off all remaining Cellugizer-related inventory.

As a health and wellness company, our mission is to help customers lead healthier lives through science-backed functional nutrition. DAGola Inc. is engaged in the sales and marketing of diacylglycerol (“DAG”) cooking oils and related nutritional products, primarily in the United States and China. In parallel, we are evaluating the development of a separate business line focused on biofuel production, particularly Sustainable Aviation Fuel (“SAF”) and biodiesel derived from used cooking oil (“UCO”), palm-related by-products, and other waste-based feedstocks. Both business lines are based on a common enzymatic technology for converting triglyceride-rich oils into higher-value outputs.

Project Verdant is at a very early, planning stage. The Company is exploring the potential construction of a 50,000-metric-ton-per-year biodiesel pilot plant in Malaysia, currently planned for 2026. If constructed, this facility would be designed to demonstrate our enzymatic conversion pathway at industrial scale using waste-based feedstocks. At this time, Verdant’s activities are limited to feasibility studies, preliminary engineering and regulatory assessments, and site and feedstock evaluations. The project is subject to technical validation, permitting, financing, and market conditions, and there can be no assurance that the pilot plant will be built or become operational within the anticipated timeframe, or at all.

On August 11, 2025, we entered into a Strategic Cooperation Agreement with Guangzhou Yonghua Special Medical Nutrition Technology Co., Ltd., a partner with deep expertise in enzymatic DAG technology. The agreement supports both divisions by providing us with access to proprietary enzyme formulations, technical data, and industrial know-how, and grants us exclusive commercialization rights outside the People’s Republic of China (subject to sales thresholds). This agreement underpins our DAGola® functional-oil business and provides the technological foundation for potential future development of Verdant Biofuel.

Our Revenue Strategy

Our revenue strategy combines brand-led internal development with a selective “buy-and-build” approach. In the near term, our revenues are expected to be driven primarily by DAGola Inc., through the sale of DAG-based cooking oils and related nutritional products. We intend to expand DAGola® distribution through e-commerce, specialty and health-oriented retailers, and regional distributors in the United States, China, and other key markets. Over time, we may complement this organic growth with acquisitions of brands or businesses that are aligned with our focus on functional nutrition and metabolic health.

In the longer term, subject to the successful advancement of Project Verdant beyond its current planning stage, we aim to generate additional revenue streams from industrial biofuel applications, including potential biodiesel and SAF intermediates, technology licensing, and strategic offtake or joint-venture arrangements. Because both divisions share the same enzymatic platform, we expect to realize operating efficiencies through shared research and development, unified technical teams, and overlapping supply-chain and feedstock strategies.

Our Principal Product

DAGola™ DAG Cooking and Salad Oil

Our principal commercial product is DAGola™ DAG Cooking and Salad Oil, a functional cooking oil formulated to provide metabolic benefits beyond those of conventional edible oils.

Conventional cooking oils - such as vegetable, corn, soy, canola, and olive oils - are composed primarily of triglycerides (“TAG”). Excess TAG in the body is commonly stored as fat in the liver or adipose tissue. DAG differs structurally and metabolically from TAG. When consumed, DAG is preferentially metabolized as an energy source rather than stored as fat. Clinical studies have shown that substituting DAG oil for TAG-based oils as part of a healthy diet can support weight management, reduce body-fat accumulation, and promote healthier lipid profiles, including reductions in serum triglycerides and uric acid levels.

DAG oil was originally developed by a Japanese multinational company and gained popularity as a cooking oil in Japan after its introduction in 1999. In 2009, DAG oil products were voluntarily withdrawn from global markets due to concerns regarding glycidyl esters, a process-related contaminant present in many refined vegetable oils. Our strategic partner has implemented technology and processing improvements intended to address those concerns, enabling DAG oil to be reintroduced in a manner designed to meet current safety and quality expectations. The Company’s DAGola™ products are formulated using diacylglycerol (“DAG”) oil produced through enzymatic processes and are positioned as functional cooking oils for general wellness applications. Product formulations and source oils may vary by market and supplier.

The U.S. Food and Drug Administration has designated DAG oil as Generally Recognized as Safe (GRAS). In other jurisdictions, including Canada, Australia, China, and the European Union, DAG oil is treated as a novel food and permitted for consumer sale. Clinical research indicates that DAG oil must contain at least approximately 27% DAG to confer measurable health benefits. In China, a cooking oil must contain at least 40% DAG to support DAG-related labeling claims. Our DAG oils have been evaluated in an ongoing clinical trial involving 400 type-2 diabetic patients, in which statistically significant improvements have been observed in body weight, body mass index, serum lipids, and serum uric acid in the DAG-oil group compared with control oils.

Market Opportunity

We seek to position UMeWorld as a participant in two large, structurally growing markets: functional foods and edible oils on the one hand, and renewable fuels and SAF on the other. Our business model is designed to address the convergence of global health and energy trends highlighted in our investor presentation, including the increasing prevalence of metabolic syndrome, expanding demand for science-backed functional nutrition, and binding regulatory mandates for low-carbon aviation fuels.

Within the wellness sector, consumers are increasingly focused on metabolic health, weight management, and cardiovascular risk factors. Conventional edible oils offer flavor and affordability but are not clinically validated for metabolic benefits. Functional foods and oils that can demonstrate scientifically supported health outcomes are gaining wider acceptance as consumers seek to replace commodity products with differentiated, clean-label alternatives. DAGola® aims to compete in this segment by pairing everyday usability and familiar cooking performance with clinically supported benefits for lipid metabolism.

In the energy sector, global policymakers have adopted mandates and incentives intended to accelerate the adoption of low-carbon fuels, particularly in aviation. SAF is widely viewed as a critical pathway for decarbonizing air travel, yet current production volumes remain well below projected demand. This structural undersupply is expected to persist for many years, particularly as initiatives such as ReFuelEU Aviation and the U.S. SAF Grand Challenge are implemented. Project Verdant is intended, if developed, to address a portion of this opportunity by converting abundant, low-value waste oils into higher-value renewable-fuel intermediates through an enzymatic process that targets lower carbon intensity, improved feedstock flexibility, and reduced capital and operating costs. While DAGola® represents our current commercial focus, we believe that, over the long term and subject to successful development beyond its current planning stage, Project Verdant could expand our addressable market and support diversification of our revenue base.

Competition

We face competition in both the health and wellness industry and the edible-oils market, as well as from companies operating in the renewable-fuels sector.

In functional nutrition and edible oils, we compete with established multinational food and consumer-goods companies, as well as emerging brands that promote premium or “better-for-you” oils. Many of these competitors benefit from greater financial resources, extensive marketing budgets, entrenched distribution networks, and broad retailer relationships. Most conventional edible oils, however, do not offer clinically validated metabolic benefits and are generally positioned on the basis of taste, price, or general “heart-healthy” messaging rather than specific lipid-metabolism outcomes. DAGola® seeks to differentiate itself through its DAG composition, clinical research base, and positioning as a functional oil specifically targeted at metabolic health.

In renewable fuels, should Project Verdant advance beyond its current planning stage, we would expect to compete with established producers of biodiesel and SAF, as well as with technology developers focused on alternative conversion pathways. Many of these companies operate at greater scale and may have access to lower-cost capital, established refining assets, and long-term offtake contracts. Our intended competitive advantage in this space is based on the characteristics of our enzymatic conversion process, which is designed to operate at lower temperatures without harsh chemical catalysts, to process a wide range of waste-based feedstocks, and to generate higher-purity outputs with lower carbon intensity compared to many traditional processes.

We believe our principal competitive strengths include:

1.	the scientific foundation and clinical validation underlying DAGola® functional oils;
2.	our unified enzymatic platform, which can be applied across both nutrition and energy applications; and
3.

our strategic relationship with Guangzhou Yonghua, which supports ongoing innovation in enzymatic technologies. At the same time, we recognize that we operate in markets characterized by rapid innovation, evolving consumer preferences, regulatory change, and significant competition from larger, better-capitalized entities.

C.	Organizational Structure

UMeWorld Inc. is a holding company and conducts its operations through its subsidiaries. The Company does not have substantive operations of its own. Our primary commercial activities are carried out through Dagola Inc. in the United States, while Dagola Hong Kong Limited and its subsidiary, Guangzhou Duokanglong Special Medical Nutrition Technology Co., Ltd. (acquired subsequent to September 30, 2025, as described above), form our Asia-Pacific corporate structure. Dagola Hong Kong functions solely as a holding company with no business operations, and Guangzhou Duokanglong Special Medical Nutrition Technology Co., Ltd., serves as our regional operating entity in the People’s Republic of China.

The chart below summarizes our corporate legal structure as of the date of this annual report:

Dagola Hong Kong Limited and Guangzhou Duokanglong Special Medical Nutrition Technology Co., Ltd. were acquired subsequent to September 30, 2025, as described above.

D.	Properties, Plants & Equipment

We do not own any real property. We lease office space in Miami, Florida, which serves as the primary office for the Company and for our operating subsidiary, Dagola Inc. This facility houses our management, administrative, and commercial functions.

We also utilize shared office space in Guangzhou, China, which provides workspace for administrative support and coordination related to Dagola China’s activities. This arrangement is informal and does not involve a long-term lease commitment.

In addition, we maintain a small administrative presence in Hong Kong for regional corporate and administrative purposes. This presence is secured under a short-term administrative services arrangement and does not involve any material lease or multi-year financial obligation.

We believe that our existing facilities are adequate for our current operational needs. As our business grows, we expect that suitable additional office and administrative facilities will remain available through standard commercial leasing arrangements.

Our information technology infrastructure is hosted primarily on servers managed by major domestic third-party internet data-center providers under annually renewable service agreements.

E.	Smaller Reporting Company

We qualify as a “smaller reporting company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. As a foreign private issuer, we report under the disclosure requirements applicable to Form 20-F, which differ from those applicable to domestic U.S. issuers, including domestic smaller reporting companies. Although our status as a smaller reporting company does not modify the disclosure framework applicable to foreign private issuers under Form 20-F, it does allow us to remain eligible for certain scaled regulatory requirements, including qualification as a non-accelerated filer and the related exemption from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We will continue to qualify as a smaller reporting company for so long as we meet the applicable public-float and revenue thresholds.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Key Information - Risk Factors” and elsewhere in this annual report on Form 20-F.

A. Operating Results

Overview

During the fiscal year ended September 30, 2025, we operated as a holding company incorporated in the British Virgin Islands. We have no substantive operations of our own and conduct all business activities through our wholly owned operating subsidiary in the United States. Our primary business focus is the development, marketing, and sale of DAG (diacylglycerol) cooking oils under our DAGola™ brand. We believe that DAG oil’s functional and metabolic characteristics position DAGola™ within the growing market for science-backed wellness products.

Revenue for the fiscal year was generated primarily through online sales of DAGola™ cooking oil products. As a developing consumer brand, our operating results are influenced by marketing efficiency, customer acquisition dynamics, supply-chain costs, and logistics considerations. We did not generate revenue from biofuel or Sustainable Aviation Fuel (“SAF”) feedstock activities during the period, as these initiatives remain in the early planning and feasibility-assessment stage.

During fiscal 2025, we discontinued our Cellugizer sports-supplement product line and fully wrote off all remaining related inventory. This strategic decision reflects management’s focus on expanding DAGola™ and evaluating long-term opportunities in low-carbon biofuel feedstocks.

On October 2, 2025, after the fiscal year end, we completed our statutory continuation from the British Virgin Islands to the State of Delaware. The redomiciliation did not affect our consolidated assets, liabilities, or operations.

General Factors Affecting Our Results of Operations

Our operating performance is affected by several broad factors, including:

•	consumer demand for functional, health-oriented cooking oils;
•	the cost of raw materials, packaging, and international freight associated with sourcing DAG oil;
•	the economics of online retail channels, including advertising costs, fulfillment fees, and platform commissions;
•	the efficiency and reliability of our logistics and supply chain; and
•	the early-stage scale of our business, which results in higher relative fixed costs.

These factors may continue to create variability in our results as we expand our brand presence and customer base.

Specific Factors Affecting Our Operating Results

Our fiscal 2025 operating results were primarily driven by the growth trajectory of our DAGola™ brand. Revenue depended on our ability to reach new customers, encourage repeat purchases, and maintain effective pricing relative to other specialty and conventional cooking oils. Because the majority of our sales occurred through online platforms, changes in digital advertising costs, consumer purchasing behavior, and platform algorithms directly influenced performance.

Cost of goods sold was affected by product sourcing costs, bottling and packaging expenses, import duties, freight charges, and marketplace fulfillment fees. International shipping volatility and raw-material availability contributed to fluctuations in gross margins.

Operating expenses consisted mainly of marketing expenditures, administrative and professional fees, compliance costs associated with operating as a public company, and the one-time write-off related to discontinuation of the Cellugizer product line.

As an early-stage brand with limited revenue scale, we recorded a net loss for the fiscal year. We expect financial performance to continue to be influenced by the pace of revenue growth, marketing efficiency, supply-chain management, and our ability to broaden distribution channels for DAGola™.

 Results of Operations

The following tables summarize the results of operations for the years ended September 30, 2025, 2024 and 2023 and the annual results of operations for the past three years:

Years Ended September 30	2025	2024	2023
	$	$	$
Revenue	2,222	941	1,401
Cost of revenue	(8,877)	(1,575)	(4,546)
Selling, general and administrative expenses	(222,070)	(223,831)	(303,195)
Inventory write-off	(29,493)	-	-
Other income	42	-	-
Interest income	-	-	-
Other expense	-	-	-
Income tax expense	-	-	-
Net loss	(258,176)	(224,465)	(306,340)

RESULTS OF OPERATIONS

Revenue

Revenue increased from $941 in fiscal 2024 to $2,222 in fiscal 2025, driven primarily by higher sales of DAGola™ cooking oil. We remain in the early stages of commercializing our DAG oil products, and revenue levels continue to reflect limited brand awareness and modest distribution reach.

Cost of Revenue

Cost of revenue increased significantly from $1,575 in 2024 to $8,877 in 2025. The increase was primarily due to costs associated with transitioning to the production and sale of DAG oil, including product acquisition costs, freight and import charges, packaging expenses, and e-commerce fulfillment costs.

Operating Expenses

Selling, General and Administrative Expenses: SG&A expenses were $222,070 for fiscal 2025, compared to $223,831 for fiscal 2024. This represents a decrease of $1,761. The decrease reflects lower discretionary spending, partially offset by ongoing public-company compliance costs.

Inventory Write-off: In fiscal 2025, we recorded a non-cash inventory write-down of $29,493 related to the discontinuation of the Cellugizer product line. In accordance with ASC 330, management determined that the remaining Cellugizer inventory was no longer recoverable following the strategic decision to focus exclusively on the DAGola™ brand. This charge is presented as a separate line item within operating expenses.

Total Operating Expenses, including both SG&A and the inventory write-off were $251,563 for fiscal 2025, compared to $223,831 for fiscal 2024.

The inventory write-off impacted reported operating results for fiscal 2025 but represents a non-cash accounting adjustment related to inventory acquired in prior periods and does not reflect recurring operating expenses.

Other Income

We recorded $42 of other income in fiscal 2025, primarily related to shipping fees charged to customers, compared to no such income in fiscal 2024. The change is not material.

Income Tax Expense

We did not incur income tax expense for fiscal years 2025 or 2024 due to our net loss position.

Net Loss

We incurred a net loss of $258,176 for fiscal 2025 compared to a net loss of $224,465 for fiscal 2024, representing an increase of $33,711, or approximately 15%. The increase in net loss was primarily attributable to a one-time write-off of inventory related to Cellugizer products, as well as higher costs associated with product production and expansion.

Liquidity and Capital Resources

Our principal sources of liquidity have been proceeds from issuances of equity and advances from our CEO, directors, and shareholders. We rely on these financing sources to fund working capital needs, procurement of inventory, marketing expenses, administrative costs, and overall operating activities.

We expect to continue financing operations primarily through the issuance of equity securities or shareholder advances. We may require additional cash resources as we expand DAGola™, support brand development, and evaluate potential opportunities in biofuel and Sustainable Aviation Fuel (“SAF”) feedstock initiatives. If our existing cash resources are insufficient, we may seek to raise additional funds through equity or debt financing. There can be no assurance that such financing will be available on acceptable terms or at all.

All liquidity and capital resources discussed above relate to the Company’s operations prior to October 2, 2025 redomiciliation.

Going Concern

We have incurred recurring losses since inception and expect operating losses to continue for the foreseeable future. Our liquidity needs include working capital for operations, inventory purchases, marketing, and administrative expenses. If we are unable to obtain additional funding in the near term, we may not be able to continue certain business activities. These conditions raise substantial doubt about our ability to continue as a going concern.

Working Capital

As of September 30, 2025 and 2024, we had cash balances of $154,353 and $121,809 respectively. These funds are primarily located in various financial institutions located in Canada and USA.

As of September 30, 2025, we had working capital deficiency of approximately $323,911 as compared to a working capital deficiency of $365,735 as of September 30, 2024. Since inception, we have financed operations primarily from the issuance of ordinary shares and promissory notes. We expect to continue ordinary share issuances and issuance of promissory notes to fund our ongoing activities.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own. The Company conducts its commercial operations through its subsidiary in the United States. The Company also has wholly owned subsidiaries in Hong Kong and Mainland China, which are non-operating or engaged only in preliminary, non-revenue-generating activities and are not material to the Company’s current operations.

Dividend Distributions

We have never declared or paid dividends. We currently intend to retain all available funds to support the growth of our business and do not anticipate paying dividends in the foreseeable future. Any future determination to declare dividends will be made by our Board of Directors based on our results of operations, financial condition, capital requirements, contractual restrictions, and other factors it deems relevant.

As a Delaware corporation (effective October 2, 2025), dividend payments are governed by the Delaware General Corporation Law.

Contractual Obligations and Commitments

Excluding accounts payable and accrued liabilities, we do not have any contractual obligations and commitments for the years ended September 30, 2025, 2024 and 2023.

Certain Factors That May Affect Future Results

Certain statements contained in this annual report constitute “forward-looking statements” within the meaning of U.S. federal securities laws. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to differ materially from those expressed or implied by the forward-looking statements.

Factors that could cause actual results to differ materially include, among others:

•	our history of operating losses and limited operating history in the functional-nutrition market;
•	our ability to successfully market, distribute, and scale sales of our DAGola™ cooking-oil products;
•	dependence on third-party manufacturers, suppliers, and logistics providers for product sourcing and fulfillment;
•	fluctuations in raw-material costs, international shipping conditions, and e-commerce platform fees;
•	the need for additional capital to support operations and execute our growth strategy;
•	competitive pressures from established food, wellness, and consumer-product companies;
•	regulatory developments affecting food products, nutritional-supplement labeling, or future biofuel-related initiatives; and
•	the risks and uncertainties described in “Item 3.D - Risk Factors” of this annual report.
Forward-looking statements are based on current expectations and assumptions that are inherently uncertain.

We undertake no obligation to update any forward-looking statements except as required by applicable law.

Significant Accounting Policies

Please refer to our significant accounting policies in Note 2 to our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position	Term
Michael M. Lee	62	Founder, Chairman, Chief Executive Officer	Since 8/8/1997
Winfield, Yongbiao Ding	57	Chief Financial Officer (Part time)	Since 6/5/2017
Dr. David Milroy	73	Independent Director	Since 4/15/2003
Dr. Ford Moore	73	Independent Director	Since 4/15/2003

Michael M. Lee: Mr. Lee is the founder of the Company and has served as Chairman and Chief Executive Officer since its inception. He has more than 30 years of experience in high-technology development, corporate strategy, marketing, and public-company finance. Mr. Lee has led the Company through multiple business transitions, including its early-stage pharmaceutical research activities, the development and operation of digital media and education platforms in China, and its current transformation into a health, wellness, and sustainable-energy-focused enterprise. Mr. Lee has significant experience in capital formation, corporate structuring, and cross-border operations, having directed the Company’s financings, strategic partnerships, and international business initiatives. Under his leadership, the Company launched its DAGola™ DAG cooking oil business in the United States, expanded into functional nutrition, and began developing biofuel and Sustainable Aviation Fuel (SAF) feedstock initiatives in collaboration with global partners. Mr. Lee holds a Bachelor of Science in Applied Mathematics from the University of Western Ontario. He founded the Company in August 1997 and continues to oversee its strategic direction, operations, and long-term growth initiatives.

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

B.	Compensation of Directors and Executive Officers

Our independent directors did not receive any compensation for the year ended September 30, 2025, 2024 and 2023. Directors are reimbursed for direct out-of-pocket expenses for attendance at meetings of the Board of Directors and for expenses incurred for and on behalf of the Company.

Summary of Executive Compensation

The table below summarizes the compensation received by our Chief Executive Officer for the fiscal years ended September 30, 2025, 2024 and 2023 and any other executive officer of the Company who received compensation in excess of $40,000 for services rendered during any of those years (“named executive officers”).

					Non-equity incentive plan compensation (S)
Name and Principal Position	Year	Salary ($)	Share based awards ($)	Option based awards ($)	Annual incentive plans	Long term incentive plans	Pension value ($)	All other compensation ($)	Total ($)
Michael Lee (1)(2)	2025	100,000	Nil	Nil	Nil	Nil	Nil	Nil	100,000
Chairman and CEO	2024	80,000	Nil	Nil	Nil	Nil	Nil	Nil	80,000
	2023	80,000	Nil	Nil	Nil	Nil	Nil	Nil	80,000

Notes:

(1)	Mr. Michael Lee is not compensated with respect to his appointment as director.
(2)	Mr. Michael Lee agreed to accrue compensation payable to him for the 2025, 2024 and 2023 fiscal years and payable at such times as determined by the Company.

Summary of Stock Plans

2013 Share Incentive Plan

Our Board of Directors adopted the 2013 Share Incentive Plan, or the 2013 Plan, which became effective in July 2013. A total of 17,000,000 ordinary shares of our company are reserved for issuance under the 2013 Plan. A general description of the terms of the 2013 Plan is set forth below:

Plan Administration. Our Board of Directors or one or more committees appointed by our Board acts as the administrator of the 2013 Plan.

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

Board of Directors

As of the date of this annual report, our Board of Directors consists of three directors. Directors are elected to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified, or until their earlier resignation or removal. Directors are not required to hold any shares of our Company to serve.

Under our Bylaws and the Delaware General Corporation Law (“DGCL”), our Board has full authority to manage the business and affairs of the Company, except as otherwise provided by law or our Certificate of Incorporation. This includes, among other things, the authority to issue authorized but unissued shares, appoint officers, form committees, and approve corporate transactions. A director may vote on matters in which the director has an interest, provided the nature of such interest is disclosed in accordance with Delaware law.

Duties of Directors

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

Audit Committee

We are not currently required to maintain an audit committee because our ordinary shares are not considered a “listed security” as defined under Rule 10A-3 of the Exchange Act.

Due to the Company’s size and stage of development, the Board of Directors currently performs the oversight functions that would otherwise be delegated to an audit committee. As discussed in Item 15 of this Annual Report, the Company has identified material weaknesses in its internal control over financial reporting and concluded that its internal control over financial reporting was not effective as of the end of the reporting period. The Company is in the process of evaluating and implementing measures intended to improve its internal control environment.

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

As of the date of this annual report, we have one full-time employee, our Chief Executive Officer, who is responsible for the overall strategic direction, operations, and management of the Company. All other functions - including accounting, bookkeeping, financial reporting, e-commerce operations, logistics coordination, marketing support, and administrative services - are performed by independent contractors and third-party service providers engaged on an as-needed basis. These service providers are not employees of the Company under applicable U.S. or British Virgin Islands law, and we do not maintain payroll, W-2 reporting, or employee benefit programs for them.

This outsourced structure allows us to operate efficiently, control fixed overhead costs, and access specialized expertise while maintaining operational flexibility as we scale our health, wellness, and biofuel-related initiatives.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our executive officers and directors individually; and (iii) all of our executive officers and directors as a group. As of the date of this annual report, we had 114,785,005 ordinary shares issued and outstanding.

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

	Shares Beneficially Owned
Name	Number	Percentage
Directors & Executive Officers
Michael Lee	6,623,703	5.77%
Winfield Ding	1,663,834	1.45%
Ford Moore	2,946,214	2.57%
David Milroy	1,380,130	1.20%
All Directors and Executive Officers as a group (1)	12,613,881	10.99%

5% or More Beneficial Owner
Vago International Limited (2)	56,066,020	48.84%
First Scion Investments Limited (3)	10,656,642	9.28%

(1)	The business address for these individuals is 66 West Flagler Street, 9th Floor, Miami, Florida 33130.
(2)	The business address of Vago International Limited is Flat 6, Block 8, Oak Mansion, 7 Tak Fund Street, Kowloon, Hong Kong SAR. Vago International Limited is wholly owned by Yee W. Chu.
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

During the year ended September 30, 2025, Michael Lee provided management services to the Company with amount of $100,000, paid $51,874. expenses on behalf of the Company and received $153,510. Together with the balance due to him carried over from prior years, the total balance due to him as of September 30, 2025 is $ 154,647.

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

As of September 30, 2025, the total balance due to First Scion Investments Limited, carried over from prior years, is $75,722.

Subsequent Transaction with Michael Lee: Acquisition of Asian Subsidiaries

On August 11, 2025, Dagola Hong Kong Limited ("Dagola HK"). a pure holding company with no business operations, was incorporated and temporarily owned by Michael Lee, the Company's Chief Executive Officer and Director, for administrative convenience in expediting the entity formation process. On October 16, 2025, following the Company's redomiciliation to Delaware, ownership of Dagola HK - together with its wholly-owned China subsidiary, Guangzhou Duokanglong Special Medical Nutrition Technology Co., Ltd., was formally transferred from Michael Lee to UMeWorld Inc. (the new Delaware parent entity) for nominal consideration of US$1.

As a result, both Dagola HK and its China wholly-owned subsidiary became wholly-owned subsidiaries of the Company and form the foundation for our Asia-Pacific product sales and distribution. This transfer was completed to align the corporate structure with the Company's new strategic focus on functional nutrition.

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

As of October 2, 2025, we are a Delaware corporation, and our corporate affairs are governed by our Certificate of Incorporation, our Bylaws, and the Delaware General Corporation Law (“DGCL”).

Prior to October 2, 2025, we were a company incorporated under the laws of the British Virgin Islands (“BVI”), and our affairs were governed by our BVI memorandum and articles of association and the BVI Business Companies Act. Upon our continuation and redomiciliation into Delaware, the BVI memorandum and articles were discontinued and replaced with Delaware governing documents.

The summary that follows describes material provisions of our Certificate of Incorporation and Bylaws as currently in effect. Copies of these documents have been filed as exhibits to this annual report.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information of the Company”, “Item 7. Major Shareholders and Related Party Transaction – B. Related Party Transactions” or elsewhere in this annual report.

D.	Exchange Controls

United States (Current Jurisdiction)

As a Delaware corporation, we are not subject to any U.S. federal exchange control laws that restrict the payment of dividends or other distributions to non-U.S. holders of our common shares or that limit the holding or voting of securities by non-U.S. investors. Certain restrictions may apply under U.S. sanctions laws administered by OFAC, anti-money laundering regulations, or national-security review processes (e.g., CFIUS), depending on the nature of future transactions.

British Virgin Islands (Historical Period Through October 2, 2025)

Prior to our continuation out of the BVI, there were no exchange control regulations in the British Virgin Islands applicable to us or our shareholders.

E.	Taxation

U.S. Federal Income Tax Considerations (Current Jurisdiction)

Following our redomiciliation into Delaware on October 2, 2025, we are subject to U.S. federal income tax on our worldwide income. The following is a general summary of certain U.S. federal income tax considerations applicable to the ownership and disposition of our common shares by U.S. holders and non-U.S. holders. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations, administrative rulings, and judicial decisions in effect as of the date of this annual report, all of which are subject to change, possibly with retroactive effect. This summary is not a comprehensive description of all U.S. federal tax considerations that may be relevant to a particular investor and does not address state, local, or non-U.S. tax consequences.

Holders of our common shares should consult their own tax advisers regarding the U.S. federal, state, local, and non-U.S. tax consequences of owning or disposing of our common shares in their particular circumstances.

U.S. Holders

For purposes of this summary, a “U.S. holder” means a beneficial owner of our common shares that is, for U.S. federal income tax purposes:

(1) an individual who is a citizen or resident of the United States;

(2) a corporation organized under the laws of the United States or any state thereof;

(3) a trust that is subject to U.S. tax on its worldwide income; or

(4) an estate subject to U.S. federal income tax on its worldwide income.

Distributions

Distributions made on our common shares generally will be treated as dividend income to a U.S. holder to the extent paid out of our current or accumulated earnings and profits. Dividends received by individuals may be eligible for reduced tax rates if certain requirements are met. Dividends paid in excess of earnings and profits, if any, will be treated first as a return of capital to the extent of the holder’s tax basis in the shares, and thereafter as capital gain.

Sale or Other Disposition

A U.S. holder generally will recognize capital gain or loss upon the sale or other taxable disposition of our common shares equal to the difference between the amount realized and the holder’s adjusted tax basis in the shares. Capital gain recognized by an individual U.S. holder on shares held for more than one year is eligible for reduced tax rates.

Non-U.S. Holders

A “non-U.S. holder” is a beneficial owner of our common shares that is not a U.S. holder.

Dividends

Dividends paid to a non-U.S. holder on our common shares generally will be subject to U.S. withholding tax at a rate of 30%, or a reduced rate specified by an applicable income tax treaty, provided the non-U.S. holder properly establishes eligibility for treaty benefits.

Sale or Other Disposition

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized from the sale or other disposition of our common shares unless:

1.	the gain is effectively connected with the conduct of a trade or business in the United States;
2.	the holder is an individual present in the United States for 183 days or more during the taxable year and certain other requirements are met; or
3.	we are or have been a “United States real property holding corporation” (“USRPHC”) at any time during the five-year period preceding the disposition. We do not believe we are, or have been, a USRPHC.

Information Reporting and Backup Withholding

Certain U.S. federal information-reporting and backup-withholding rules may apply to payments made to U.S. holders and, in some cases, to non-U.S. holders. Backup withholding will not apply if the holder provides appropriate certification or otherwise establishes an exemption. Backup withholding is not an additional tax and may be credited against a holder’s U.S. federal income tax liability.

British Virgin Islands Taxation (Historical Jurisdiction)

Prior to October 2, 2025, when we continued out of the BVI, we were not subject to income tax, capital gains tax, withholding tax, or similar taxes in the British Virgin Islands. Shareholders who were not residents of the BVI were generally not liable for BVI income tax on dividends or capital gains.

F.	Dividends and Paying Agents

We have not declared or paid any cash dividends on our shares, and we currently do not have a dividend-paying agent. We may retain future earnings, if any, to support the growth and development of our business and do not anticipate declaring or paying dividends in the foreseeable future. If we elect to pay dividends in the future, we will appoint an appropriate paying agent to facilitate the distribution of such dividends to our shareholders.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of September 30, 2025, and as of the date of this evaluation, due to the material weaknesses in our internal control over financial reporting described below. As a result, our disclosure controls and procedures did not achieve their intended objectives.

Notwithstanding management’s conclusion that our internal control over financial reporting was ineffective as of September 30, 2025, we believe that the consolidated financial statements included in this Annual Report on Form 20-F fairly present, in all material respects, our financial position, results of operations, and cash flows for the periods presented.

1.	Maintain accurate records in reasonable detail that fairly reflect transactions and dispositions of assets;
2.

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and that receipts and expenditures are made only with proper authorization; and

3.	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements

Management’s Annual Report on Internal Control over Financial Reporting

With the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of September 30, 2025, based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management identified the following material weaknesses:

a.	Insufficient oversight of internal control systems and inadequate consideration of fraud risk and non-compliance with laws and regulations;
b.	Lack of sufficient U.S. GAAP expertise required for financial reporting;
c.	Failure to align incentives and responsibilities with fulfillment of internal control objectives;
d.	Lack of adequate controls over credit approval, initiation, recording, allocation, and cash collection of revenue transactions;
e.	Lack of adequate controls over authorization, validation, and payment of cost and expense transactions;
f.	Failure to design and implement appropriate manual and automated controls for routine transactions;
g.	Insufficient segregation of duties and inadequate competency of control owners in certain areas;
h.	Inadequate technology access controls to ensure that only authorized users have appropriate access rights.

Because of these material weaknesses, management concluded that our internal control over financial reporting was not effective as of September 30, 2025.

Internal control over financial reporting has inherent limitations, and therefore may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or that compliance may deteriorate.

Management’s Remediation Initiatives

To address the material weaknesses identified above and to enhance our internal control environment, management is taking the following remediation steps:

•	Developing and implementing formal written accounting and financial reporting policies and procedures consistent with U.S. GAAP and SEC reporting requirements;
•	Establishing a monthly financial closing process on an accrual basis to ensure timely and accurate recording of transactions, including equity and debt transactions;
•	Enhancing the design, documentation, and implementation of transaction-level controls over revenue, expenses, and cash management;
•	Strengthening segregation of duties by reallocating responsibilities and utilizing outsourced accounting and finance expertise as necessary;
•	Improving access control procedures and strengthening IT control activities.

Management will continue to evaluate and implement additional remediation measures as necessary to improve the effectiveness of our internal control over financial reporting.

Attestation Report of Independent Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report from our independent registered public accounting firm regarding internal control over financial reporting because we qualify as a smaller reporting company and non-accelerated filer under applicable SEC rules, and are therefore exempt from this requirement.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal year ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees: For the year ended September 30, 2025, we incurred $11,000 in external audit fees to our principal accountants as compared to approximately $11,000 for the year ended September 30, 2024.

Audit-Related Fees: For the years ended September 30, 2025 and 2024, we incurred no fees for assurance and related services by the principal accountant.

Tax Fees: For the years ended September 30, 2025 and 2024, we incurred NIL tax fees with our principal accountants.

All Other Fees: For the years ended September 30, 2025 and 2024, we incurred NIL in other fees with our principal accountants.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are included at the end of this annual report.

ITEM 19. EXHIBITS

The following exhibits are incorporated by reference.

Exhibit No.	Description of Document
3.1	Certificate of Incorporation of UMeWorld Inc. (Delaware) (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K12G3 filed October 7, 2025)
3.2	Bylaws of UMeWorld Inc. (Delaware) (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K12G3 filed October 7, 2025)
10.1	2013 Share Incentive Plan adopted July 1, 2013 (incorporated by reference to the Form 6-K filed on August 19, 2013)
10.2	2013 Incentive Bonus Plan adopted July 1, 2013 (incorporated by reference to the Form 6-K filed on August 19, 2013)
10.3	Strategic Cooperation Agreement with Guangzhou Yonghua Special Medical Nutrition Technology Co., Ltd. (Material Contract)
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

* To be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UMeWORLD Inc.

Dated: December 23, 2025	By:	/s/ Michael M. Lee
Michael M. Lee, President and
Chief Executive Officer

UMEWORLD LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

J&S ASSOCIATE PLT 202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II 12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Director and Stockholder of

UMeWorld Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UMeWorld and its subsidiaries (collectively, the “Company”) as of September 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit and cash flows for each of the years in the three-year period ended September 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for the years in the three-year period ended September 30, 2025, 2024 and 2023 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a net loss of $258,176 during the year and had an accumulated deficit of $31,929,644 and working capital deficiency of $323,911 as at September 30, 2025. These factors create uncertainty as to the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

December 23, 2025

Malaysia

We have served as the Company’s auditor since 2021.

UMEWORLD LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2025 AND 2024

(All amounts in US Dollars, except share and share related data or otherwise noted)

	2025	2024
ASSETS
CURRENT ASSETS
Cash	$154,353	$121,809
Deposit	1,130	-
Prepayment	514	-
Accounts Receivable	1,002	18
Inventory	13,410	152
TOTAL CURRENT ASSETS	170,409	121,979
TOTAL ASSETS	$170,409	$121,979

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	2,395	1,090
Due to related parties	279,369	281,005
Accrued liabilities and other payables	212,556	205,619
TOTAL CURRENT LIABILITIES	494,320	487,714
TOTAL LIABILITIES	$494,320	$487,714

Commitments and Contingencies	-	-

STOCKHOLDERS’ DEFICIT
Ordinary shares: $ 0.0001 par value;
Authorized: 250,000,000 shares; Issued and outstanding: 111,785,005 shares as of September 30, 2024; 114,785,005 as of September 30, 2025	11,479	11,179
Additional paid-in capital	31,594,254	31,294,554
Accumulated other comprehensive income	-	-
Accumulated deficit	(31,929,644)	(31,671,468)
Total stockholders’ deficit	(323,911)	(365,735)

TOTAL LIABILITES AND STOCKHOLDERS’ DEFICIT	$170,409	$121,979

 The accompanying notes are an integral part of these consolidated financial statements.

UMEWORLD LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(All amounts in US Dollars, except share and share related data or otherwise noted)

	2025	2024	2023

Revenues	$2,222	$941	$1,401
TOTAL REVENUES	2,222	941	1,401

Cost of revenues	(8,877)	(1,575)	(4,546)

GROSS (LOSS) INCOME	(6,655)	(634)	(3,145)

OPERATING EXPENSES
Selling, general and administrative expenses	222,070	223,831	303,195
Inventory Write-off	29,493	-	-
TOTAL OPERATING EXPENSES	251,563	223,831	303,195

LOSS FROM OPERATIONS	(258,218)	(224,465)	(306,340)

OTHER INCOME (EXPENSE)
Other income	42	-	-
Interest income	-	-	-
Other expense	-	-	-
TOTAL OTHER INCOME, NET	42	-	-

LOSS FROM OPERATIONS BEFORE INCOME TAXES	(258,176)	(224,465)	(306,340)

INCOME TAX EXPENSE OF OPERATIONS	-	-	-

NET LOSS	$(258,176)	$(224,465)	$(306,340)

Comprehensive loss:
Net loss	$(258,176)	$(224,465)	$(306,340)
Foreign currency translation (loss) income	-	-	-
Total comprehensive loss	$(258,176)	$(224,465)	$(306,340)

Loss per share:
Net loss from operations per share of ordinary share - basic and diluted	$(0.00)	$(0.00)	$(0.00)
Weighted average number of ordinary shares outstanding:
Basic and diluted	112,502,813	111,101,918	109,915,584

The accompanying notes are an integral part of these consolidated financial statements.

UMEWORLD LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(All amounts in US Dollars, except share and share related data or otherwise noted)

	Ordinary Shares		Additional	Accumulated Other		Total
	Number of Shares	Amount	Paid in Capital	Comprehensive Income	Accumulated Deficit	Stockholders' Deficit

Balance as of September 30, 2022	109,545,271	10,955	30,657,209	118,047	(31,140,663)	(354,450)
Stock issued for cash	999,734	100	284,820	-	-	284,290
Foreign currency translation adjustment	-	-	118,049	(118,049)	-	-
Net loss for the year	-	-	-	-	(306,340)	(306,340)
Balance as of September 30, 2023	110,545,005	11,055	31,060,078	-	(31,447,003)	(375,870)
Stock issued for cash	1,170,000	117	200,883	-	-	201,000
Stock issued for Services	70,000	7	33,593	-	-	33,600
Net loss for the year	-	-	-	-	(224,465)	(224,465)
Balance as of September 30, 2024	111,785,005	11,179	31,294,554	-	(31,671,468)	(365,735)
Stock issued for cash	3,000,000	300	299,700	-	-	300,000
Net loss for the year				-	(258,176)	(258,176)
Balance as of September 30, 2025	114,785,005	11,479	31,594,254		(31,929,644)	(323,911)

The accompanying notes are an integral part of these consolidated financial statements.

UMEWORLD LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(All amounts in US Dollars)

	2025	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(258,176)	$(224,465)	$(306,340)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	-	-	-
Inventory write-off	29,493	-	-
Stock issued for service	-	33,600	75,000
Changes in assets and liabilities:
Accounts receivable	(984)	(18)	24
Deposit	(1,130)	1,568	12,182
Prepayment	(514)	-	-
Inventory	(42,751)	(152)	11,509
Accounts payable	1,305	(20)	(21,071)
Accrued liabilities and other payables	6,937	34,879	20,437
Due to related parties	151,874	124,536	141,411
NET CASH USED IN OPERATING ACTIVITIES	(113,946)	(30,072)	(66,848)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	300,000	201,000	209,920
Repayments to related parties	(153,510)	(108,554)	(102,080)
Advances from related parties	-	2,000	14,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	146,490	94,446	121,840

Effect of exchange rate changes on cash and cash equivalents	-	-	-
NET INCREASE IN CASH	32,544	64,374	54,992
Cash and cash equivalents at beginning of year	121,809	57,435	2,443
Cash and cash equivalents at end of year	$154,353	$121,809	$57,435

SUPPLEMENTARY DISCLOSURE:
Income tax paid	$-	$-	$-
Interest paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

UMEWORLD LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

NOTE 1. NATURE OF BUSINESS AND GOING CONCERN

UMeWorld Limited (the “Company”) is the holding company of a group of entities. The Company was originally incorporated in Delaware as AlphaRx Inc. on August 8, 1997. On January 7, 2013, the Company was re-domiciled and continued as a company registered in the British Virgin Islands (“BVI”), and on March 8, 2013, its name was changed to UMeWorld Limited.

Following its exit from the education sector in 2021, the Company transitioned its primary business focus to functional nutrition and health-and-wellness products through its U.S. subsidiary, Dagola Inc., incorporated on January 28, 2022 in the State of Wyoming. Dagola is engaged in the distribution and marketing of DAG-based cooking-oil products under the DAGola™ brand.

As of September 30, 2025, the Company’s consolidated subsidiary is as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Interest	Principal Activities	Nature of Company
Dagola Inc.	January 28, 2022	United States (Wyoming)	100%	Cooking oil distribution	Subsidiary

(Additional subsidiaries incorporated after September 30, 2025, such as Dagola Hong Kong Limited and Guangzhou Duokanglong Special Medical Nutrition Technology Co., Ltd., as well as the Company’s redomiciliation, are described in Note 12 and are not consolidated as of the balance-sheet date.)

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business.

The Company incurred a net loss of $258,176 for the year ended September 30, 2025 and had an accumulated deficit of $31,929,644 and a working capital deficiency of $323,911 as of that date. These conditions, including recurring operating losses, an accumulated stockholders’ deficit, and ongoing reliance on external financing, raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued.

Management’s plans to address the going concern uncertainty include:

•	pursuing new business arrangements and growth opportunities in the functional nutrition and health-and-wellness markets through Dagola;
•	expanding distribution channels and product offerings to increase revenues; and
•	seeking additional capital funding through promissory notes, private placements, and other financing activities.

There can be no assurance that these plans will be successful or that additional financing will be available on acceptable terms, or at all. The consolidated financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the estimates and assumptions used are reasonable. Significant estimates are primarily related to accrued liabilities and the valuation of inventories. These estimates are reviewed periodically, and adjustments, if any, are recorded in the period in which they become known.

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

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”. Under the current rate method all assets and liabilities are translated at the current rate, stockholders’ equity accounts are translated at historical rates and revenues and expenses are translated at average rates for the year. Cumulative net translation adjustments are included as a separate component of stockholders’ deficit.

	September 30, 2025	September 30, 2024	September 30, 2023
Year-end CAD: USD exchange rate	0.7185	0.7399	0.7365
Annual average CAD: USD exchange rate	0.7149	0.7352	0.7416
Year-end RMB: USD exchange rate	0.1405	0.1426	0.1371
Annual average RMB: USD exchange rate	0.1386	0.1391	0.1419
Year-end HKD: USD exchange rate	0.1285	0.1287	0.1277
Annual average HKD: USD exchange rate	0.1282	0.1280	0.1277

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

	2025	2024	2023
Stock options	-	-	10,300,000
Common stock warrants	-	-	-
Total	-	-	10,300,000

Cash

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

As of September 30, 2025 and 2024, the Company had cash in the amount of $154,353 and $121,809 respectively.

Inventory

The Company’s inventory is stated at the lower of cost or net realizable value, net of reserves and allowances, with cost determined using the average cost method, with average cost approximating current cost. Inventory cost consists of the direct cost of merchandise including freight. The carrying value of the inventory is affected by shrinkage, damages and obsolescence.

Inventory Write-offs

During the year ended September 30, 2025, the Company recorded an inventory write-off totaling $29,493, consisting of:

•	$21,636 related to Cellugizer Sports Nutrition inventory, written down to net realizable value due to the Company's strategic shift toward the DAGola brand; and
•	$7,857 related to DAGola™ Premium Blend inventory, written off because certain units were packaged in unsellable or non-marketable packaging that could not be offered for sale.

These write-offs were necessary to reduce the affected inventories to their net realizable values and are presented as a separate operating expense line item, “Inventory Write-off ” in the consolidated statements of operations.

No material inventory write-offs were recorded for the years ended September 30, 2024 or 2023.

Income Taxes

The Company adopted the ASC 740 Income tax provisions of paragraph 740-10-25-13, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

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

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Under ASC 606, revenue is recognized when control of the promised goods transfers to the customer in an amount that reflects the consideration to which the Company expects to be entitled.

The Company applies the following five-step model to all revenue transactions:

1.	Identify the contract(s) with a customer
2.	Identify the performance obligations
3.	Determine the transaction price
4.	Allocate the transaction price to the performance obligations
5.	Recognize revenue when or as performance obligations are satisfied

For sales of consumer products, the Company enters into contracts with customers through sales orders placed via its online sales platforms. The Company has a single performance obligation under these contracts, which is the delivery of goods to the customer. Revenue is recognized at the point in time when control of the goods transfers to the customer, which is generally upon shipment or delivery, depending on the applicable shipping terms.

The Company records revenue on a gross basis because it acts as the principal in the transaction. The Company is the primary obligor, has discretion in establishing prices, controls the product before transfer, and bears inventory and credit risk.

Revenue is presented net of discounts, value-added tax, sales tax, and other applicable charges.

During the years ended September 30, 2025, 2024, and 2023, the Company recognized revenue of $2,222, $941, and $1,401, respectively.

Stock-Based Compensation

The Company applies ASC 718, Compensation-Stock Compensation, in connection with its share-based compensation. In accordance with ASC 718, all grants of share options and restricted share units are recognized in the consolidated financial statements based on their grant date fair values.

The Company recognizes compensation cost for third party and employee services rendered in exchange for an equity instrument award based on the fair value of the award on the date of grant. The Company uses the Black-Scholes option-pricing model in determining the fair value of options and warrants. In determining the expected volatility, the Company bases this assumption on the historical volatilities of the Company’s common stock over the expected life of the stock acquisition rights.

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

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.
Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3	Pricing inputs that are generally unobservable and not corroborated by market data.

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

Recent Issued Accounting Pronouncements

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

In January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarifies the effective date and transition requirements of ASU 2024-03. The Company is assessing the impact of ASU 2025-01 in conjunction with its evaluation of ASU 2024-03.

In February 2025, the FASB issued ASU 2025-02, Liabilities (Topic 405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122, which updates certain SEC-related guidance in the Codification. ASU 2025-02 does not introduce new accounting requirements for non-SEC filers. The Company does not expect this update to have a material impact on its financial statements.

In May 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which further clarifies guidance related to the current expected credit loss (CECL) model for trade receivables and contract assets. The Company is currently evaluating the impact of ASU 2025-05; however, based on its preliminary assessment, the Company does not expect a material impact.

The Company’s management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

NOTE 3. ACCOUNTS PAYABLE, ACCRUED LIABILITIES AND OTHER PAYABLES

Accounts payable, accrued liabilities and other payables are comprised of the following:

	September 30, 2025	September 30, 2024
Accounts Payable	$2,395	$1,090
Advances from third parties	$173,050	$162,224
Accrued Liabilities and Other Payables	$39,506	$43,395
TOTAL	$214,951	$206,709

The Accounts Payable balance represents amounts owing primarily to individuals for professional and technical services provided to the Company.

Accrued liabilities and other payables primarily consist of advances from non-related parties and accrued expenses for services received. As of September 30, 2025, the balance included $173,050 in advances from an individual non-related party. As of September 30, 2024, the balance included $162,234 in advances from the same non-related party.

NOTE 4. DUE TO RELATED PARTIES

The amounts due to related parties represent unsecured, non-interest-bearing advances from directors and a significant shareholder of the Company. These amounts are repayable on demand (see Note 9).

Due to Related Parties

	September 30, 2025	September 30, 2024
Due to directors	$203,647	$205,283
Due to significant shareholder	$75,722	$75,722
Total due to related parties	$279,369	$281,005

The balances as of September 30, 2025 and 2024 primarily comprise amounts due to:

– Michael Lee (Director and CEO)

– Ford Moore (Director)

– First Scion Investments Limited (shareholder holding more than 5%)

Additional details of related party transactions and balances are disclosed in Note 9.

NOTE 5. COMMITMENTS AND CONTINGENCIES

As of September 30, 2025 and 2024, the Company has no material lease obligations, capital commitments, or contingent liabilities that require accrual or material disclosure under ASC 450-20, Commitments.

NOTE 6. ORDINARY SHARES

The Company is authorized to issue up to 250,000,000 ordinary shares with a par value of $0.0001 per share.

The following issuances of restricted ordinary shares occurred during the periods presented:

Issuances Prior to Fiscal 2023

•	November 22, 2019 – The Company issued 300,000 restricted shares to Winfield, Yongbiao Ding, the CFO of the Company, at $0.10 per share pursuant to a private placement agreement.
•	December 19, 2019 – The Company issued 102,642 restricted shares to an arm’s-length investor at $0.10 per share pursuant to a private placement agreement.
•	April 13, 2020 – The Company issued 1,000,000 restricted shares to Ford Moore, a director of the Company, at $0.05 per share pursuant to a private placement agreement.
•	August 27, 2020 and September 16, 2020 – The Company issued a total of 1,078,445 restricted shares to Ruby Hui (a shareholder holding more than 5%) at $0.05 per share pursuant to three private placement agreements.
•	October 28, 2020 – The Company issued 800,000 restricted shares to Ruby Hui at $0.05 per share pursuant to a private placement agreement.
•	February 23, 2021 – The Company issued 100,000 shares to Winfield, Yongbiao Ding, CFO, at $0.12 per share for net proceeds of $12,000.
•	March 29, 2021 – The Company issued 400,000 restricted shares to an arm’s-length investor at $0.12 per share pursuant to a private placement agreement.
•	March 30, 2021 – The Company issued 100,000 restricted shares to an arm’s-length investor at $0.12 per share pursuant to a private placement agreement.
•	April 9, 2021 – The Company issued 644,995 restricted shares to an arm’s-length investor at $0.12 per share pursuant to a private placement agreement.
•	April 12, 2021 – The Company issued 395,000 restricted shares to two arm’s-length investors at $0.12 per share pursuant to a private placement agreement.
•	April 30, 2021 – The Company issued 100,000 restricted shares to an arm’s-length investor at $0.12 per share pursuant to a private placement agreement.

Issuances in Fiscal 2023

•	April 25, 2023 – The Company issued 300,000 restricted shares as compensation for financial consulting services.
•	May 19, 2023 – The Company issued 699,734 restricted shares to several arm’s-length investors at $0.30 per share pursuant to a private placement agreement.

Issuances in Fiscal 2024

•	April 1, 2024 – The Company issued 500,000 restricted shares to Ford Moore, a director of the Company, at $0.15 per share pursuant to his rights to exercise options.
•	April 1, 2024 – The Company issued 300,000 restricted shares to Dave Milroy, a director of the Company, at $0.15 per share pursuant to his rights to exercise options.
•	April 29, 2024 – The Company issued 70,000 restricted shares as compensation for consulting services.
•	May 24, 2024 – The Company issued 300,000 restricted shares to Winfield, Yongbiao Ding, CFO, at $0.20 per share pursuant to his rights to exercise options.
•	May 28, 2024 – The Company issued 70,000 restricted shares to several arm’s-length investors at $0.30 per share pursuant to a private placement agreement.

Issuances in Fiscal 2025

•	July 1 and July 8, 2025 - The Company issued an aggregate of 3,000,000 restricted shares at $0.10 per share pursuant to private placement agreements to several investors.

Shares Outstanding

As of September 30, 2025 and 2024, the Company had 114,785,005 and 111,785,005 ordinary shares issued and outstanding, respectively.

NOTE 7. INCOME TAXES

The Company is subject to taxation in multiple jurisdictions, including the British Virgin Islands ("BVI") until redomiciliation, Hong Kong (historically), the People’s Republic of China ("PRC") (historically), and the United States (currently).

Jurisdiction-Specific Tax Status

Jurisdiction	Status and Rate	Tax Provision for FY 2025, 2024, 2023
British Virgin Islands (BVI)	UMeWorld Limited (prior to redomiciliation) was exempt from BVI income tax.	No provision recorded.
United States	Dagola Inc. (Wyoming subsidiary) is subject to U.S. federal and state income taxes.	No current tax expense recorded due to operating losses. Deferred tax assets are fully offset by a valuation allowance.

Deferred Tax Assets and Valuation Allowance

The Company uses the asset and liability method for accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Due to the Company's history of recurring operating losses and uncertainty regarding the ability to generate future taxable income sufficient to utilize its net operating loss (NOL) carryforwards, a full valuation allowance has been maintained against all deferred tax assets.

Because any deferred tax assets arising from net operating loss carryforwards or other temporary differences have been fully offset by a valuation allowance, no net deferred tax assets are recognized in the Company’s consolidated balance sheets as of September 30, 2025, 2024, and 2023.

In addition, no deferred tax liabilities existed for any of the years presented.

Uncertain Tax Positions

The Company applies the guidance in ASC 740, which governs the recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position.

Management evaluated all tax positions for the years ended September 30, 2025, 2024, and 2023 and concluded that:

•	No uncertain tax positions existed.
•	No interest or penalties were accrued.
•	No reserves for uncertain tax positions were required.

Redomiciliation (Subsequent Event)

The Company redomiciled from the British Virgin Islands (UMeWorld Limited) to the State of Delaware (UMeWorld Inc.) on October 2, 2025, which is subsequent to the balance sheet date of September 30, 2025. This transition affects the Company's status as a U.S. tax resident and its future U.S. federal and state income tax reporting obligations. The tax implications of the redomiciliation are further described in Note 12.

NOTE 8. SHARE OPTION PLANS

On July 1, 2013, the Company adopted a share option plan titled “The 2013 Share Incentive Plan” (the “2013 Plan”). The 2013 Plan authorized the Company to grant options to purchase up to 17,000,000 ordinary shares. Under the plan, the Board of Directors determines the exercise price, vesting schedule, and expiration terms at the time of grant. Options generally vest immediately or over a specified period and typically expire ten years from the date of grant.

The Company historically granted options to directors, officers, employees, and consultants. No new options were granted during the years ended September 30, 2025, 2024, or 2023.

During fiscal 2024, all remaining options outstanding under the 2013 Plan were either exercised or cancelled. No options remained outstanding as of September 30, 2024 or 2025.

Share Option Activity

Activity	Number Outstanding	Exercise Price Range	Weighted-Average Exercise Price
Outstanding as of September 30, 2023	10,300,000	$0.15 – $0.20	$0.15
Granted	—	—	—
Exercised	—	—	—
Forfeited / Cancelled	—	—	—
Outstanding as of September 30, 2023 (end of year)	10,300,000	$0.15 – $0.20	$0.15
Fiscal 2024 Activity
Exercised	1,100,000	$0.15 – $0.20	—
Forfeited / Cancelled	9,200,000	—	—
Outstanding as of September 30, 2024 and 2025	—	—	—

Share Options Outstanding and Exercisable

The following table summarizes the options outstanding and exercisable as of September 30, 2025, 2024, and 2023:

Date	Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)
September 30, 2025	—	—	—
September 30, 2024	—	—	—
September 30, 2023	$0.15 – $0.20	10,300,000	0.66
September 30, 2022	$0.15 – $0.20	10,300,000	1.66

During fiscal 2024 1,100,000 options were exercised by directors and the Chief Financial Officer, and the remaining 9,200,000 options lapsed on May 29, 2024.

NOTE 9. RELATED PARTY TRANSACTIONS

The Company has relationships with the following individuals and entities that are considered related parties:

Name of Related Party	Nature of Relationship
Michael Lee	Director and Chief Executive Officer of the Company
Winfield, Yongbiao Ding	Chief Financial Officer of the Company
Ford Moore	Director of the Company
Dave Milroy	Director of the Company
First Scion Investments Limited	Shareholder (>5% shareholding)

The following table summarizes the material transactions with and balances due to related parties for the fiscal years ended September 30, 2025 and 2024:

Transactions and Balances with Michael Lee (Director and CEO)

Activity	Year Ended September 30, 2025	Year Ended September 30, 2024
Management Services Provided (Accrued/Expensed)	$100,000	$80,000
Expenses Paid on Company's Behalf (Advances)	$51,874	$1,636
Cash Advanced to the Company	$0	$2,000
Repayment in Cash from the Company	$(153,510)	$(108,554)
Net Change During the Year	$1,636	$17,981
Balance Due to Related Party, Beginning of Year	$156,283	$138,302
Balance Due to Related Party, End of Year	$154,647	$156,283

The amounts due to Michael Lee are unsecured, non-interest-bearing, and repayable on demand (see Note 5).

Share-Based Transactions

Related Party	Date	Transaction	Shares Issued	Price
Winfield, Yongbiao Ding (CFO)	May 24, 2024	Exercise of stock options (Note 8)	300,000	$0.20/share
Ford Moore (Director)	April 1, 2024	Exercise of stock options (Note 8)	500,000	$0.15/share
Dave Milroy (Director)	April 1, 2024	Exercise of stock options (Note 8)	300,000	$0.15/share

Balances Due to Other Related Parties

Related Party	Balance as of September 30, 2025	Balance as of September 30, 2024
Ford Moore (Director)	$49,000	$49,000
First Scion Investments Limited (Shareholder)	$75,722	$75,722

The prior year balances due to Mr. Moore and First Scion were carried over from previous periods and were also unsecured, non-interest-bearing, and repayable on demand.

NOTE 10. SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting, in identifying and disclosing reportable operating segments. An operating segment is defined as a component of the business for which discrete financial information is available and regularly reviewed by the Chief Operating Decision Maker (“CODM”) in assessing performance and allocating resources.

Management has determined that the Company operates as one operating and reportable segment, as the Company’s operations primarily consist of the development, marketing, and sale of functional nutrition products under the DAGola brand. The CODM reviews financial information on a consolidated basis, and the Company does not maintain separate financial data for multiple business units.

All of the Company’s revenues for the years ended September 30, 2025, 2024, and 2023 were generated from the sale of consumer products through online channels in the United States. Accordingly, no additional segment disclosures are presented.

NOTE 11. CONCENTRATIONS OF RISK

The Company is exposed to various risks arising from its business operations. The primary risks include foreign currency risk, liquidity risk, product-liability exposure, and concentration risks related to customers and suppliers.

(a) Foreign Currency Exchange Rate Risk

The Company’s operations are primarily conducted in the United States, and substantially all of its transactions are denominated in U.S. dollars. As a result, the Company’s exposure to foreign currency exchange rate risk is limited.

Although the Company has established subsidiaries in Hong Kong and Mainland China, these entities have not commenced commercial operations and have not generated revenue, and the Company has had minimal transactions denominated in foreign currencies during the years ended September 30, 2025 and 2024. Accordingly, foreign currency exchange rate risk is currently considered immaterial.

(b) Liquidity Risk

Liquidity risk refers to the Company’s ability to obtain sufficient funds to meet its obligations as they come due.

The Company has incurred recurring operating losses and continues to depend on:

•	pursuing new business arrangements and growth opportunities in the functional nutrition and health-and-wellness markets through Dagola;
•	expanding distribution channels and product offerings to increase revenues; and
•	seeking additional capital funding through promissory notes, private placements, and other financing activities.

The Company’s ability to continue operations is dependent on generating additional revenue and obtaining external financing as needed.

(c) Product Liability Exposure

The Company recognizes accruals for product-liability claims when such losses are both probable and reasonably estimable. These accruals may include claims related to defective goods, customer returns, or goods lost or damaged in transit.

Historically, the Company has experienced insignificant levels of product returns, claims, or losses. Based on past claims experience and available information:

•	Management determined that no product-liability accrual was required as of September 30, 2025 or 2024.

(d) Concentration of Customers and Vendors

Customer Concentration

The Company sells its products to a large number of individual end customers through both the Amazon Marketplace platform and the Company’s direct-to-consumer website, www.cellugizer.com.

For the years ended September 30, 2025 and 2024, no individual customer accounted for 10% or more of the Company’s total revenue.

Platform / Channel Concentration

For the year ended September 30, 2025, approximately 94.71% of the Company’s revenue was generated through the Amazon Marketplace platform, with the remaining 5.29% generated through the Company’s direct-to-consumer website, www.cellugizer.com.

For the year ended September 30, 2024, the Company’s revenue was similarly generated primarily through the Amazon Marketplace platform.

Amazon functions as a third-party distribution, payment processing, and fulfillment platform and is not considered the Company’s customer for revenue recognition purposes under ASC 606. The Company’s customers are the end purchasers of its products.

Vendor / Supplier Concentration

For the year ended September 30, 2025, three vendors accounted for 11.76%, 19.37%, and 50.71% of the Company’s total cost of sales.

For the year ended September 30, 2024, two vendors accounted for 40% and 58% of total cost of sales.

NOTE 12. SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events,” which establishes the standards for accounting for events occurring after the balance sheet date but before the consolidated financial statements are issued, the Company evaluated all events and transactions that occurred after September 30, 2025, through the date the audited consolidated financial statements were available to be issued. Based on this evaluation, management identified the following subsequent events requiring disclosure:

Redomiciliation to Delaware

On October 2, 2025, the Company completed its redomiciliation from the British Virgin Islands to the State of Delaware through a statutory continuation. The redomiciliation is legally effective, and the Company now exists as UMeWorld Inc., a Delaware corporation. As of the date the consolidated financial statements were available to be issued, the related corporate actions remain under review by FINRA solely for purposes of processing the required updates to the Company’s public market information.

Tax Implications of Redomiciliation

The redomiciliation resulted in the Company becoming a U.S. tax resident for U.S. federal and applicable state income tax purposes on a prospective basis beginning October 2, 2025. The redomiciliation did not create a taxable event for the Company or its shareholders under applicable laws, and no deferred tax assets or liabilities were recognized in connection with the transition. Beginning October 2, 2025, the Company will be required to file U.S. corporate income tax returns and comply with U.S. federal and state tax reporting requirements.

Acquisition of Hong Kong and PRC Subsidiaries

On October 16, 2025, the Company acquired Dagola Hong Kong Limited and its wholly owned subsidiary, Guangzhou Duokanglong Special Medical Nutrition Technology Co., Ltd., through an equity transfer. Both entities were newly formed and had no business operations as of the acquisition date. Following the transfer, Dagola Hong Kong Limited and Duokanglong Special Medical Nutrition Technology Co., Ltd. became wholly owned subsidiaries of the Company.

No Other Material Subsequent Events

Management has determined that, other than the matters described above, no other subsequent events occurred that would require adjustment to, or disclosure in, the consolidated financial statements.

